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As Filed with the Securities and Exchange Commission on April 2, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FairPoint Communications, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4813 (Primary Standard Industrial Classification Code Number)	13-3725229 (I.R.S. Employer Identification Number)
521 East Morehead Street, Suite 250 Charlotte, North Carolina 28202 (704) 344-8150 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
Copies to:
Shirley J. Linn, Esq. Executive Vice President & General Counsel FairPoint Communications, Inc. 520 East Morehead Street, Suite 250 Charlotte, NC 28202 (704) 344-8150	Jeffrey J. Pellegrino, Esq. Paul, Hastings, Janofsky & Walker LLP 75 E. 55th Street New York, NY 10022 (212) 318-6000	Steven J. Slutzky, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement and the date on which all other conditions to the merger of Northern New England Spinco Inc. with and into FairPoint Communications, Inc. pursuant to the merger agreement described in the enclosed proxy statement/prospectus have been satisfied or waived.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number on the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per Security	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Common Stock of FairPoint, par value $.01 per share	54,185,794	N/A	$1,211,914,000	$37,206

(1)
This Registration Statement relates to shares of common stock, par value $0.01 per share, of FairPoint Communications, Inc. issuable to holders of common stock, par value $0.01 per share, of Northern New England Spinco Inc. pursuant to the proposed merger of Northern New England Spinco Inc. with and into FairPoint Communications, Inc. The amount of FairPoint Communications, Inc. common stock to be registered represents the maximum number of shares of common stock that FairPoint Communications, Inc. will issue to holders of common stock of Northern New England Spinco Inc. upon consummation of the merger based on a formula set forth in the merger agreement, which requires that FairPoint Communications, Inc. issue a number of shares of its common stock equal to the aggregate number of shares of FairPoint Communications, Inc. common stock issued and outstanding, on a fully diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement), as of the effective time of the merger, multiplied by 1.5266. Because it is not possible to accurately state the number of shares of FairPoint Communications, Inc. common stock that will be outstanding as of the effective time of the merger, the number of shares set forth above is based on 35,234,041 shares of FairPoint Communications, Inc. common stock outstanding as of April 1, 2007, plus 260,387 shares of common stock that remain available for issuance under the FairPoint Communications, Inc. 2005 Stock Incentive Plan (which represents all of the shares that may be issued under any FairPoint Communications, Inc. equity incentive plan). Other than grants of equity incentive awards in the ordinary course of business, FairPoint Communications, Inc. has no plans to issue any shares of common stock prior to the effective time of the merger.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act, based on the book value (computed as of December 31, 2006, the most recent date for which such information is available) of the common stock of Northern New England Spinco Inc. to be exchanged in the merger.

(3)
Computed in accordance with Rule 457(f) and Section 6(b) under the Securities Act of 1933 by multiplying (A) the proposed maximum aggregate offering price for all securities to be registered by (B) 0.0000307.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed without notice. This proxy statement/prospectus is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 2, 2007

To the Stockholders of FairPoint Communications, Inc.:

        As previously announced, the board of directors of FairPoint Communications, Inc., or FairPoint, has unanimously approved a strategic merger that will combine FairPoint and the local exchange business of Verizon Communications Inc., or Verizon, in Maine, New Hampshire and Vermont. Pursuant to the Agreement and Plan of Merger which FairPoint entered into on January 15, 2007 with Verizon and Northern New England Spinco Inc., or Spinco, Spinco will merge with and into FairPoint and FairPoint will survive as a stand-alone company which will hold and conduct the combined business operations of FairPoint and Spinco. Following completion of the merger, the separate existence of Spinco will cease. The merger will take place immediately after Verizon contributes assets and liabilities of its local exchange business in Maine, New Hampshire and Vermont to Spinco and distributes the common stock of Spinco to a third-party distribution agent for the benefit of Verizon's stockholders. Following the merger, the combined company will continue to operate under the FairPoint name and its common stock will continue to be quoted on the New York Stock Exchange and traded under the ticker symbol "FRP."

        We recommend this merger to you as we believe it represents the optimal strategic solution to increase stockholder value. FairPoint expects to benefit from operating synergies, investment in efficient support systems, increased free cash flow, increased dividend stability and much greater economies of scale. Our current stockholders will own approximately 40% of a much larger and financially stronger company. FairPoint's current officers, who have a long history of commitment to FairPoint, will continue to manage the combined company after the merger.

        FairPoint will issue an aggregate number of shares of its common stock to Verizon stockholders pursuant to the merger agreement such that upon completion of the merger Verizon stockholders will collectively own approximately 60%, and FairPoint's stockholders will collectively own approximately 40%, of the shares of common stock of the combined company on a fully diluted basis. To achieve this result, the aggregate number of shares of FairPoint common stock that will be issued to Verizon stockholders in the merger will be equal to 1.5266 multiplied by the aggregate number of shares of FairPoint common stock outstanding on a fully diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement) as of the effective time of the merger. Therefore, the total number of shares to be issued to Verizon stockholders and the value of the per share merger consideration will not be known until the effective time of the merger. In any case, the amount of shares of FairPoint common stock to be issued will yield the approximately 60/40 relative post-merger ownership percentage described above. For a more complete discussion of the calculation of the number of shares of FairPoint common stock to be issued pursuant to the merger agreement, see the section entitled "The Transactions—Calculation of Merger Consideration" on page 43 of the accompanying proxy statement/prospectus. Existing shares of FairPoint common stock will remain outstanding. Verizon will not receive any shares of FairPoint common stock in the merger.

        We cordially invite you to attend the annual meeting of FairPoint stockholders to be held on June     •    , 2007 at the Westin Hotel, 601 S. College Street, Charlotte, NC 28202, at     •    , local time. At the annual meeting, we will ask you to consider and vote on a proposal to adopt the merger agreement and approve the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement. You will also be asked to elect a director and ratify FairPoint's independent registered public accounting firm. The Board of Directors of FairPoint has unanimously approved the merger agreement and unanimously recommends that FairPoint stockholders vote FOR the proposal to adopt the merger agreement and approve the issuance of FairPoint common stock pursuant to the merger agreement, which is necessary to effect the merger, as well as FOR the Board's nominee for director and FOR the ratification of FairPoint's independent registered public accounting firm.

        Your vote is very important. We cannot complete the merger unless the proposal relating to the adoption of the merger agreement and the issuance of FairPoint common stock pursuant to the merger agreement is adopted by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of FairPoint common stock entitled to vote at the annual meeting. Only stockholders who owned shares of FairPoint common stock at the close of business on    •    , 2007 will be entitled to vote at the annual meeting. Whether or not you plan to be present at the annual meeting, please complete, sign, date and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card. If you hold your shares in a "street name," you should instruct your broker how to vote in accordance with your voting instruction form. If you do not submit your proxy, instruct your broker how to vote your shares, or vote in person at the annual meeting, it will have the same effect as a vote against adoption of the merger agreement.

        The accompanying proxy statement/prospectus explains the merger, the merger agreement and the transactions contemplated thereby and provides specific information concerning the annual meeting. Please review this document carefully. You should carefully consider the matters discussed under the heading "Risk Factors" beginning on page 20 of the accompanying proxy statement/prospectus before voting. On or about    •    , 2007, FairPoint will begin mailing to its stockholders the accompanying proxy statement/prospectus and accompanying proxy card.

        On behalf of our board of directors, I thank you for your support and appreciate your consideration of this matter.

Sincerely,
Eugene B. Johnson Chairman of the Board of Directors and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/prospectus or the FairPoint common stock to be issued pursuant to the merger agreement, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is    •    , 2007.

To the Stockholders of Verizon Communications Inc.:

        On January 16, 2007, we announced that we would spin off for the benefit of our stockholders shares of Northern New England Spinco Inc., which we refer to as Spinco, a subsidiary of Verizon into which we will contribute assets and liabilities of our local exchange business in Maine, New Hampshire and Vermont, that Spinco would incur debt in an aggregate principal amount of $1.7 billion (which will inure to the benefit of Verizon) and that Spinco would then merge with and into FairPoint Communications, Inc., or FairPoint. After the spin off and merger, FairPoint will continue to be a separately traded public company that will then own and operate the combined businesses of Spinco and FairPoint. FairPoint's common stock will continue to be listed on the New York Stock Exchange under the trading symbol "FRP."

        We currently estimate that Verizon stockholders will receive one share of FairPoint common stock for each    •    shares of Verizon common stock that they own on the record date for the spin off. However, this amount will be calculated based on the fully diluted number of shares of FairPoint common stock outstanding immediately prior to the effective time of the merger and the number of shares of Verizon common stock outstanding on the record date for the spin off. As a result, the estimated ratio of one share of FairPoint common stock for each    •    shares of Verizon common stock would change to the extent the number of shares of FairPoint common stock or Verizon common stock outstanding changes for any reason prior to these times. Verizon stockholders who own fewer than    •    shares of Verizon common stock (or who do not own multiples of     •       shares) as of the record date for the spin off will receive a taxable cash payment in lieu of a fractional share of FairPoint common stock.

        When the merger is completed and prior to the elimination of fractional shares, Verizon's stockholders will collectively own approximately 60%, and FairPoint's stockholders immediately prior to the merger will collectively own approximately 40%, of the shares of common stock of FairPoint on a diluted basis. Based on the closing price of FairPoint common stock on     •    , 2007 of $    •    , as reported by the New York Stock Exchange, the approximate value Verizon stockholders will receive in the merger will equal $    •    per 100 shares of Verizon common stock they own on the record date for the spin off. However, any change in the market value of FairPoint's common stock or the outstanding shares of Verizon common stock prior to the effective time of the merger will cause the per share value Verizon stockholders will receive in the merger to change.

        A more complete discussion of the calculation of the number of shares of FairPoint common stock to be issued pursuant to the merger agreement is contained in the accompanying proxy statement/prospectus. Holders of Verizon common stock will not be required to pay for the shares of FairPoint common stock they receive, and will also retain all of their shares of Verizon common stock.

        Verizon believes that our strategic position will be enhanced by the spin off and the merger. Verizon's current strategy is focused on creating value for our stockholders by bringing broadband service to our customers, and the completion of the spin off and merger will allow Verizon to focus more intently on transitioning our traditional wireline customer base to broadband.

        Verizon's Board of Directors has determined that the spin off of the local exchange business in Maine, New Hampshire and Vermont and the merger with FairPoint is advisable and in the best interests of Verizon and its stockholders, and has approved the proposed transaction. You need not take any action to participate in the spin off or the merger. Verizon, as the current sole stockholder of Spinco, has approved the spin off and the merger and no vote of the stockholders of Verizon is required in connection with these transactions.

        The following document is being provided to Verizon stockholders because it contains important information describing the terms of the spin off and the merger. Please read it carefully.

        We look forward to completing the spin off and merger and to the exciting opportunities this transaction presents for our stockholders.

                      Sincerely,

FAIRPOINT COMMUNICATIONS, INC.
521 East Morehead Street, Suite 250
Charlotte, North Carolina 28202

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held on June     •    , 2007

TO THE STOCKHOLDERS:

        You are cordially invited to attend the annual meeting of stockholders of FairPoint Communications, Inc., a Delaware corporation, which will be held at the Westin Hotel, 601 S. College Street, Charlotte, NC 28202, on    •    , June    •         , 2007, at     •    , local time, for the following purposes:

        1.     To (i) adopt the Agreement and Plan of Merger, dated as of January 15, 2007, as may be amended from time to time, by and among Verizon Communications Inc., or Verizon, Northern New England Spinco Inc., or Spinco, and FairPoint Communications, Inc., or FairPoint, pursuant to which Spinco will merge with and into FairPoint, after which FairPoint will survive as a stand-alone company and will hold and conduct the combined business operations of FairPoint and Spinco and (ii) approve the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement. The merger agreement requires FairPoint to issue to Verizon stockholders an aggregate number of shares of its common stock equal to (a) the aggregate number of shares of FairPoint common stock issued and outstanding, on a fully diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement), as of the effective time of the merger, multiplied by (b) 1.5266, which FairPoint estimates to be approximately    •    . Because it is not possible to accurately state the number of shares of FairPoint common stock that will be outstanding as of the effective time of the merger, the number of shares set forth above is based on    •    shares of FairPoint common stock outstanding as of     •    , 2007, plus    •    shares of common stock that remain available for issuance under the FairPoint Communications, Inc. 2005 Stock Incentive Plan (which represents all of the shares that may be issued under any FairPoint equity incentive plan). Other than grants of equity incentive awards in the ordinary course of business, FairPoint has no plans to issue any shares of common stock prior to the effective time of the merger.

APPROVAL OF THE PROPOSAL SET FORTH IN ITEM ONE IS REQUIRED FOR
COMPLETION OF THE MERGER.

        2.     To elect one (1) director who will serve as a Class II director until the 2010 annual meeting of stockholders, or until his successor is duly elected and qualified or until his earlier removal, resignation or death.

        3.     To ratify the appointment of KPMG LLP as FairPoint's independent registered public accounting firm for the fiscal year ending December 31, 2007 or until their earlier removal or termination.

        4.     To adjourn the annual meeting, if necessary, to solicit additional proxies for the adoption of the merger agreement and approval of the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement.

        5.     To transact any and all other business that may properly come before the annual meeting or any adjourned session of the annual meeting.

        FAIRPOINT'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT FAIRPOINT STOCKHOLDERS VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND APPROVE THE ISSUANCE OF FAIRPOINT COMMON STOCK TO VERIZON STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT, WHICH IS NECESSARY TO EFFECT THE

MERGER, AS WELL AS FOR THE BOARD'S NOMINEE FOR DIRECTOR AND FOR THE RATIFICATION OF FAIRPOINT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND, IF NECESSARY, FOR THE ADJOURNMENT OF THE ANNUAL MEETING TO SOLICIT ADDITIONAL PROXIES FOR THE MERGER PROPOSALS.

        You can vote your shares of common stock if FairPoint's records show that you were the owner of the shares as of the close of business on    •    , 2007, the record date for the annual meeting. On or about    •    , 2007, FairPoint will begin mailing to its stockholders this proxy statement/prospectus and accompanying proxy card.

        Whether or not you plan to attend, please complete, sign, date and return the accompanying proxy promptly, so that your shares may be represented and voted at the annual meeting. A return envelope is enclosed for your convenience.

By Order of the Board of Directors,
Shirley J. Linn Executive Vice President, General Counsel and Secretary

    •    , 2007

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important information about FairPoint Communications, Inc. that is not included in or delivered with this proxy statement/prospectus. This information is available to FairPoint stockholders without charge upon written or oral request. FairPoint stockholders can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them from FairPoint in writing, by telephone or by e-mail with the following contact information or through FairPoint's website at www.fairpoint.com:

FairPoint Communications, Inc.
521 East Morehead Street, Suite 250
Charlotte, North Carolina 28202
Attn: Investor Relations
Tel: (704) 344-8150
(866) 377-3747
Email: investorrelations@fairpoint.com

        To obtain timely delivery, FairPoint stockholders must request the information no later than    •    , 2007.

        FairPoint stockholders who have questions about the merger, the annual meeting or any other matter described in this proxy statement/prospectus should contact:

Brett Ellis
FairPoint Communications, Inc.
521 East Morehead Street, Suite 250
Charlotte, NC 28202
Tel:    (704) 344 - 8150
          (866) 377 - 3747
Email address: bellis@fairpoint.com

        FairPoint stockholders who need assistance in voting their shares or need a copy of this proxy statement/prospectus should contact:

Morrow & Co., Inc.
470 West Avenue
Stamford, CT 06902
Tel: (203) 658 - 9400
Attention: John Ferguson

        Verizon stockholders who have questions regarding the spin off, the merger or any other matter described in this proxy statement/prospectus should contact:

Investor Relations
Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920
Tel: (212) 395 - 1525

        FairPoint makes available on its website at www.fairpoint.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to these reports as soon as reasonably practical after it files these materials with, or furnishes these materials to, the Securities and Exchange Commission. FairPoint's filings with the Securities and Exchange Commission are available to the public over the Internet at the Securities and Exchange Commission's website at www.sec.gov, or at the Securities and Exchange Commission's public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

        Unless the context otherwise requires, references in this proxy statement/prospectus to FairPoint means FairPoint Communications, Inc. together with its subsidiaries.

        ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO VERIZON OR SPINCO AND THEIR SUBSIDIARIES HAS BEEN PROVIDED BY VERIZON. ALL OTHER INFORMATION CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS, INCLUDING PRO FORMA INFORMATION, HAS BEEN PROVIDED BY FAIRPOINT.

i

PROPOSAL 3	189
PROPOSAL 4	190
GOVERNANCE OF FAIRPOINT, BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS	191
COMMUNICATIONS WITH THE BOARD OF DIRECTORS	196
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION	197
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	204
EXECUTIVE COMPENSATION	205
BENEFICIAL OWNERSHIP OF FAIRPOINT COMMON STOCK	214
PERFORMANCE GRAPH	216
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	217
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	218
AUDIT COMMITTEE REPORT	220
EXPERTS	221
LEGAL MATTERS	221
INDEX TO FINANCIAL STATEMENTS	F-1
ANNEX A—Agreement and Plan of Merger	A-1
ANNEX B—Opinion of Deutsche Bank Securities Inc.	B-1

ii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Q:
What are the transactions described in this proxy statement/prospectus?

A:
References to the transactions are to the spin off and the merger and related actions or transactions to be entered into by Verizon Communications Inc., referred to herein as Verizon, Northern New England Spinco Inc., referred to herein as Spinco, and FairPoint, including their respective affiliates, as described under "The Transactions" and elsewhere in this proxy statement/prospectus.

Q:
What will happen in the spin off?

A:
First, pursuant to a distribution agreement, Verizon and its subsidiaries, collectively referred to herein as the Verizon Group, will contribute certain assets and liabilities associated with its local exchange business and customers of its related long distance and Internet service provider business in Maine, New Hampshire and Vermont to Spinco in exchange for, among other things, shares of Spinco common stock, a special dividend in an amount not to exceed the Verizon Group's estimate of the tax basis of the assets transferred to Spinco and the distribution by Spinco to the Verizon Group of certain Spinco debt securities, which the Verizon Group is permitted to exchange for outstanding debt obligations of Verizon Group members or otherwise transfer to Verizon's stockholders or creditors of the Verizon Group. See "The Distribution Agreement—Preliminary Transactions." Verizon Group members will receive 100% of the special dividend. The aggregate value of the special dividend and the Spinco debt securities will equal $1.7 billion. After the contribution and immediately prior to the merger, Verizon will spin off Spinco by distributing all of the shares of Spinco common stock to a third-party distribution agent to be held collectively for the benefit of Verizon stockholders. These shares will be immediately converted into that number of shares of common stock of FairPoint that Verizon stockholders will be entitled to receive in the merger. The third-party distribution agent will then distribute shares of FairPoint common stock to Verizon stockholders on a pro rata basis.

Q:
What will happen in the merger?

A:
In the merger, Spinco will merge with and into FairPoint in accordance with the terms of the merger agreement. FairPoint will survive the merger as a stand-alone company, also referred to as the combined company, holding and conducting the combined business operations of FairPoint and Spinco.

Q:
What will Verizon stockholders be entitled to receive pursuant to the transactions?

A:
As a result of the merger, it is currently estimated that Verizon stockholders will be entitled to receive approximately    •    shares of FairPoint common stock for each share of Verizon common stock that they own as of the record date for the spin off. However, this amount will be finally determined at the effective time of the merger based on FairPoint shares outstanding immediately prior to the effective time and Verizon shares outstanding on the record date for the spin off. Therefore, the actual number of shares of FairPoint common stock that Verizon stockholders are entitled to receive will change to the extent that FairPoint or Verizon's shares outstanding at such times are not the same as FairPoint's estimates due to increases or decreases in share amounts for any reason. However, FairPoint expects that the number of shares of FairPoint common stock will not change significantly as FairPoint currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business.

FairPoint will issue an aggregate number of shares of its common stock to Verizon stockholders equal to (a) the aggregate number of shares of FairPoint common stock issued and outstanding, on a fully diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement), as of the effective time of the merger, multiplied by (b) 1.5266, which FairPoint estimates to be approximately    •    . Because it is not possible to accurately state the number of shares of FairPoint common stock that will be outstanding as of the effective time of the merger, the number of shares set forth above is based on    •     shares of FairPoint common stock outstanding as of     •    , 2007, plus    •     shares of common stock that remain available for issuance under the FairPoint Communications, Inc. 2005 Stock Incentive Plan (which represents all of the shares that may be issued under any FairPoint equity incentive plan).

Based on the closing price of FairPoint common stock on    •    , 2007 of $    •    , as reported by the New York Stock Exchange, and the number of shares of Verizon common stock outstanding on that date, the approximate value Verizon stockholders will receive in the merger will equal $    •    per 100 shares of Verizon common stock they own on the record date for the spin off. However, any change in the market value of FairPoint common stock or the number of shares of Verizon common stock outstanding prior to the effective time of the merger will also cause the estimated per share value Verizon stockholders will receive in the merger to change. Also, those Verizon stockholders who would otherwise receive fractional shares in the combined company may receive a different amount when those fractional shares are liquidated. See "The Merger Agreement—Treatment of Fractional Shares."

No fractional shares of FairPoint common stock will be issued to Verizon stockholders in the merger. Verizon stockholders who own fewer than     •    shares of Verizon common stock (or who do not own multiples of    •    shares) as of a record date to be specified prior to the spin off will receive a taxable cash payment in lieu of the fractional share of FairPoint to which they would otherwise be entitled. See "The Merger Agreement—Treatment of Fractional Shares." Following the merger and prior to the elimination of fractional shares, approximately 60% of the outstanding common shares of the combined company will be held by Verizon stockholders collectively.

Q:
Will Verizon stockholders who sell their shares of Verizon common stock before the completion of the spin off and the merger still be entitled to receive shares of common stock of FairPoint with respect to the shares of Verizon common stock that were sold?

A:
Beginning shortly after the record date established for the spin off and continuing until the closing date on which the spin off is completed and the merger becomes effective, there will be two markets for Verizon common stock on the New York Stock Exchange.

•
If a Verizon stockholder owns shares of Verizon common stock on the record date of the spin off and sells those shares in the "regular way" market under the symbol "VZ", he or she will also be selling the right to receive shares of Spinco which will be converted into shares of FairPoint (or cash in lieu of fractional shares) at the closing of the merger.

•
If a Verizon stockholder owns shares of Verizon common stock on the record date of the spin off and sells those shares in the "ex-distribution" market, he or she will only sell shares of Verizon common stock and will keep the right to receive shares of Spinco which will be converted into shares of FairPoint (or cash in lieu of fractional shares) at the closing of the merger.

        After the closing date, shares of Verizon common stock will no longer trade in the ex-distribution market.

Q.
In what ways will being a stockholder of both Verizon and FairPoint differ from being a stockholder of Verizon?

A.
Following the spin off and the merger, Verizon stockholders will continue to own all of their shares of Verizon common stock, and they will also receive one share of FairPoint common stock for

  every    •    shares of Verizon common stock held by them. Their rights as Verizon stockholders will not change, except that their Verizon shares will represent an interest in Verizon that no longer reflects the ownership and operation of the Spinco business. Verizon stockholders will also separately own stock of the combined company, which reflects both the Spinco business and FairPoint's historical business.

        The combined company's business will differ in several important ways from that of Verizon:

  •
  The combined company will be significantly smaller than Verizon;

  •
  The combined company is expected to have a higher amount of indebtedness relative to its market capitalization than Verizon has, and it will be subject to more restrictive debt covenants; and

  •
  The combined company's business will focus on providing a broad array of telecommunications services to business and residential customers in the markets currently served by FairPoint and Spinco, while Verizon will focus on delivering broadband, wireless and other wireline and wireless communications services to mass market, business, government and wholesale customers in markets across the United States and to business customers internationally.

        For a more complete description of the characteristics of the combined company's business, see "Description of the Business of the Combined Company."

Q:
Will the spin off and the merger affect holders of Verizon stock options and other stock-based awards?

A:
Yes. As a result of the spin off and the merger, Verizon may adjust the exercise price of and number of shares of Verizon stock underlying certain options taking into account any decrease in the value of Verizon common stock, and holders of restricted stock units and performance stock units will receive additional units equivalent to the cash value that would be received with respect to each hypothetical share of common stock held in respect of those units. See "The Transactions—Effects of the Merger and Spin Off on Verizon Stock Options and Other Verizon Stock-Based Awards."

Q:
Has Verizon set a record date for the distribution of Spinco shares in the spin off?

A:
No. Verizon will publicly announce the record date when it has been determined. This announcement will be made prior to the completion of the spin off and the merger.

Q:
Are Verizon stockholders required to do anything?

A:
Verizon stockholders are not required to take any action to approve the spin off or the merger. However, Verizon stockholders should carefully read this proxy statement/prospectus, which contains important information about the spin off, the merger, Spinco, FairPoint and the combined company. After the merger, FairPoint will mail to holders of Verizon common stock who are entitled to receive shares of FairPoint common stock book-entry statements evidencing their ownership of FairPoint common stock and other information regarding their receipt of FairPoint common stock. Verizon, as the current sole stockholder of Spinco, has approved the spin off and the merger.

VERIZON STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR EXISTING VERIZON COMMON SHARES IN THE SPIN OFF OR THE MERGER AND THEY SHOULD NOT RETURN THEIR VERIZON STOCK CERTIFICATES. THE SPIN OFF AND THE MERGER WILL NOT RESULT IN ANY CHANGE IN VERIZON STOCKHOLDERS' OWNERSHIP OF VERIZON COMMON STOCK FOLLOWING THE MERGER.

Q:
Does FairPoint's board of directors support the merger?

A:
Yes. FairPoint's board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that FairPoint stockholders vote FOR the proposal to adopt the merger agreement and approve the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement.

Q:
How will the rights of stockholders of FairPoint and Verizon change after the merger?

A:
The rights of stockholders of FairPoint will not change as a result of the merger. FairPoint does not anticipate amending its certificate of incorporation or its by-laws in connection with the merger. The rights of stockholders of Verizon will also remain the same as prior to the merger, except that stockholders of Verizon will also receive shares of FairPoint common stock and cash in lieu of fractional shares in the merger. See "Description of Capital Stock of FairPoint and the Combined Company."

Q:
What will happen to FairPoint's dividend policy as a result of the merger?

A:
FairPoint's board of directors currently intends to continue paying regular quarterly dividends on each issued and outstanding share of common stock of $0.39781 per share following the merger, subject to applicable law and the restrictions under the agreements governing the indebtedness that the combined company will incur in connection with the merger. The combined company's board of directors may, in its discretion, amend or repeal this dividend policy. See "The Transactions—Dividend Policy of FairPoint and the Combined Company."

Q:
Will FairPoint pay a dividend for the quarter in which the merger is completed?

A:
Yes. FairPoint expects to pay a pro-rated dividend for the quarter in which the merger is completed based upon its current policy of paying dividends on each share of its common stock at a rate of $0.39781 per share per quarter. FairPoint will pay that dividend to FairPoint stockholders of record as of the close of business on the business day immediately preceding the closing date of the merger, and the dividend will be payable for the period from the day after the immediately preceding record date for which a dividend was paid through and including the closing date of the merger. Verizon stockholders who receive shares of FairPoint common stock as a result of the merger will not be entitled to receive this pro-rated dividend. In addition, the combined company will pay a pro-rated dividend for the period beginning on the day following the closing date of the merger through and including the first record date for the payment of a dividend following the merger. Existing FairPoint stockholders and Verizon stockholders who receive shares of FairPoint common stock as a result of the merger and who continue to hold the shares on the relevant record date will be entitled to receive this pro-rated dividend. Therefore, FairPoint stockholders who continue to hold their common stock through the record dates for these two pro-rated dividends will receive the full $0.39781 quarterly dividend for the period in which the merger is consummated. FairPoint expects that the combined company will continue to pay regular quarterly dividends in accordance with FairPoint's current dividend policy beginning with the first full fiscal quarter following the completion of the merger.

Q:
Who will serve on the board of directors of the combined company?

A:
Pursuant to the terms of the merger agreement, immediately prior to the effectiveness of the merger, the board of directors of FairPoint (which will become the board of directors of the combined company) will consist of nine directors, up to six of whom will be initially designated by Verizon and the remainder of whom will be initially designated by FairPoint. The nine directors will be distributed evenly among the three classes of directors. It is currently anticipated that FairPoint will designate Eugene B. Johnson, its current Chairman of the board of directors and Chief Executive Officer, as one of its designees to the board of directors of the combined company and that he will continue to serve as the Chairman of the board of directors of the combined company.

Q:
What will be the indebtedness of the combined company following completion of the spin-off and merger?

A:
By virtue of the merger, the combined company will incur or assume an amount of additional indebtedness equal to $1.7 billion, consisting of borrowings under a new credit facility, which is expected to be obtained concurrently with the closing of the merger, and senior unsecured debt securities of Spinco to be issued to Verizon. In addition, the combined company will refinance approximately $    •    (plus related premiums) outstanding under FairPoint's existing credit facility with borrowings from its new credit facility and will have approximately $    •    in total debt immediately following completion of the merger.

Q:
Will there be a post-closing working capital adjustment?

A:
Pursuant to the distribution agreement between Verizon and Spinco, Spinco is required to have not less than $50.5 million of working capital, without giving effect to any adjustments which might be required under the distribution agreement, at the closing of the merger. Pursuant to the terms of the distribution agreement, if the actual working capital transferred to Spinco by Verizon in the spin off exceeds the target working capital amount described in the distribution agreement, then the combined company will pay to Verizon the difference between the actual working capital amount and the target working capital amount. If the actual working capital amount transferred to Spinco by Verizon in the spin off is less than the target working capital amount set forth in the distribution agreement, then Verizon will pay to the combined company the difference between the actual working capital amount and the target working capital amount.

Q:
Will FairPoint's senior management team continue to manage the business of the combined company following the merger?

A:
Yes. FairPoint anticipates that its current senior management team will continue to manage the business of the combined company after the merger. In addition, FairPoint expects to supplement FairPoint's current senior management team with members of Verizon's current regional management team who currently manage the business to be transferred to Spinco pursuant to the distribution agreement, referred to herein as the Spinco business. See "Management of the Combined Company."

Q:
What are the material tax consequences to FairPoint stockholders and Verizon stockholders resulting from the spin off and the merger?

A:
It is currently expected that the merger will be tax-free to FairPoint stockholders. Verizon stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the spin off or the merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of FairPoint common stock. The material U.S. federal income tax consequences of the spin off and the merger are described in more detail under "Certain United States Federal Income Tax Consequences of the Spin Off and the Merger."

Q:
Are there risks associated with the merger?

A:
Yes. The combined company may not achieve the expected benefits of the merger because of the risks and uncertainties discussed in the section titled "Risk Factors" and the section titled "Special Note Concerning Forward-Looking Statements." Those risks include, among other things, risks relating to the uncertainty that FairPoint will be able to successfully integrate its existing business with the Spinco business and uncertainties relating to the performance of the combined company following the completion of the merger.

Q:
Does FairPoint have to pay anything to Verizon if the merger is not approved by the FairPoint stockholders or if the merger agreement is otherwise terminated?

A:
Yes. Depending on the reasons for termination of the merger agreement, FairPoint may have to pay Verizon a termination fee of $23.3 million and reimburse Verizon for certain out-of-pocket costs (not to exceed $7.5 million). For a discussion of the circumstances under which the termination fee is payable by FairPoint to Verizon, see "The Merger Agreement—Termination Fee Payable in Certain Circumstances." In addition, FairPoint would be required to make certain payments under the transition services agreement. See "The Transition Services Agreement."

Q:
How much does FairPoint expect to spend in connection with the merger prior to the closing of the merger?

A:
Prior to the closing of the merger, FairPoint expects to spend approximately $95 million to $110 million on infrastructure and network systems integration and planning in connection with the merger. Verizon has agreed to reimburse FairPoint for up to $40 million of these costs if the merger is completed. A significant portion of the amount FairPoint expects to spend on these costs will be spent on assets and services which will not be useful in its existing business because FairPoint already has adequate infrastructure and systems in place for its existing business.

Q:
Have any FairPoint stockholders already agreed to vote for the merger?

A:
No.

Q:
What happens if a FairPoint stockholder does not vote on the proposal relating to the merger?

A:
If a FairPoint stockholder fails to respond with a vote or fails to instruct its broker or other nominee how to vote on the proposal to adopt the merger agreement and approve the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement, it will have the same effect as a vote against this proposal, which must be approved for the merger to occur. In addition, if a FairPoint stockholder responds and abstains from voting, its proxy will have the same effect as a vote against this proposal.

Q:
What stockholder approvals are needed in connection with the merger?

A:
The merger cannot be completed unless the merger agreement is adopted and the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement is approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of FairPoint common stock entitled to vote at the annual meeting. No vote of Verizon stockholders is required or being sought in connection with the spin off or the merger.

Q:
Can Verizon or FairPoint stockholders demand appraisal of their shares?

A:
No. Neither Verizon nor FairPoint stockholders have appraisal rights under Delaware law in connection with the spin off or the merger.

Q:
When will the merger be completed?

A:
FairPoint and Verizon are working to complete the merger as quickly as possible after receipt of applicable regulatory approvals, the last of which are currently expected to be received in the fourth quarter of 2007. If approved by the FairPoint stockholders, FairPoint expects to complete the merger in January 2008. However, it is possible that factors outside FairPoint's and Verizon's control could require Verizon to complete the spin off and FairPoint to complete the merger at a later time or not complete them at all. For a discussion of the regulatory and other conditions to the merger see "The Merger Agreement—Conditions to the Completion of the Merger."

QUESTIONS AND ANSWERS ABOUT THE FAIRPOINT ANNUAL MEETING AND VOTING

Q:
What are FairPoint stockholders being asked to vote on at the annual meeting?

A:
FairPoint stockholders are being asked to consider and vote upon a proposal to adopt the merger agreement and approve the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement. Other matters to be considered and voted upon at the annual meeting are the election of a director, ratification of FairPoint's independent registered public accounting firm and such other matters as may properly come before the meeting.

Q:
Who can vote at the FairPoint annual meeting?

A:
Holders of FairPoint common stock can vote their shares at the annual meeting if they are holders of record of those shares at the close of business on     •    , 2007, the record date for the annual meeting.

Q:
When and where is the annual meeting of FairPoint stockholders?

A:
The annual meeting of FairPoint stockholders will be held at    •    , local time, on June     •    , 2007 at the Westin Hotel, 601 S. College Street, Charlotte, NC 28202.

Q:
How do FairPoint stockholders vote?

A:
FairPoint stockholders may vote before the annual meeting in one of the following ways:

•
calling the toll-free number, if any, shown on the proxy card;

•
visiting the website, if any, shown on the proxy card to submit a proxy via the Internet;

•
completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope; or

•
attending the annual meeting and voting their shares.

Q:
If a FairPoint stockholder is not going to attend the annual meeting, should the stockholder return its proxy card(s)?

A:
Yes. Returning the proxy card ensures that the stockholder's shares will be represented at the annual meeting, even if the stockholder is unable to or does not attend.

Q:
Can FairPoint stockholders change their vote after they mail their proxy card?

A:
Yes. Holders of record of FairPoint common stock who have properly completed and submitted their proxy card can change their vote in any of the following ways:

•
by sending a written notice to the corporate secretary of FairPoint that is received prior to the annual meeting stating that the stockholder revokes its proxy;

•
by properly completing a new proxy card bearing a later date and properly submitting it so that it is received prior to the annual meeting;

•
by visiting the website, if any, specified on the proxy card in the same manner that the stockholder would to submit its proxy via the Internet or by using the toll-free number, if any, shown on the proxy card prior to the annual meeting, in each case if the stockholder is eligible to do so and following the instructions on the proxy card; or

•
by attending the annual meeting and voting in person.

        Simply attending the annual meeting will not revoke a proxy.

  A FairPoint stockholder whose shares are held in "street name" by its broker and who has directed that person to vote its shares should instruct that person to change its vote.

Q:
If a FairPoint stockholder's shares are held in "street name" by its broker, will the broker vote its shares for the stockholder?

A:
A broker will vote a stockholder's shares only if the stockholder provides instructions on how to vote. Stockholders should follow the directions provided by their brokers regarding how to instruct the broker to vote their shares. Without instructions, the shares will not be voted, which will have the effect of a vote against the adoption of the merger agreement and the approval of the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement.

Q:
What should FairPoint stockholders do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, FairPoint stockholders should vote their shares as soon as possible so that their shares will be represented and voted at the FairPoint annual meeting. FairPoint stockholders should follow the instructions set forth on the enclosed proxy card or on the voting instruction form provided by the record holder if their shares are held in the name of a broker or other nominee.

SUMMARY OF THE COMBINED COMPANY

        The combined company will be a leading provider of communications services in rural and small urban communities primarily located in northern New England, offering an array of services, including local and long distance voice, data, Internet and broadband product offerings, to both residential and business customers. The combined company will be the eighth largest telephone company in the United States based on the number of access lines on a pro forma basis as of December 31, 2006. The combined company will operate in 18 states with approximately two million access line equivalents (including voice access lines and high speed data, referred to herein as HSD, lines, which include digital subscriber lines, referred to herein as DSL, wireless broadband and cable modem) on a pro forma basis as of December 31, 2006. FairPoint believes that in many of the combined company's markets, the combined company will be the only service provider that offers customers an integrated package of local and long distance voice, HSD and Internet access as well as a variety of enhanced services such as voicemail and caller identification. Many of the combined company's telephone companies will have served their respective communities for over 75 years.

        The combined company's principal office will be located at 521 East Morehead Street, Suite 250, Charlotte, North Carolina 28202, telephone (704) 344-8150.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF VERIZON'S
NORTHERN NEW ENGLAND BUSINESS

        Spinco is a recently formed subsidiary of Verizon that will receive, pursuant to the terms of the distribution agreement, specified assets primarily used in Verizon's local exchange business and its long distance and Internet service provider customers, in each case in Maine, New Hampshire and Vermont, together with related liabilities, referred to herein as the Northern New England business. The following selected historical combined financial data of the Northern New England business for each of the fiscal years ended December 31, 2006, 2005 and 2004 has been derived from the audited combined financial statements of those operations (Verizon's Maine, New Hampshire & Vermont Operations) included in this proxy statement/prospectus. The selected historical combined financial data for the year ended December 31, 2003 has been derived from the audited combined financial statements of the Northern New England business, and the selected historical combined financial data for the fiscal year ended December 31, 2002 has been derived from the unaudited combined financial statements of the Northern New England business. See "Unaudited Pro Forma Combined Condensed Financial Information" for a description of certain assets and liabilities of the Northern New England business which will not be contributed to Spinco, and certain expenses related to these liabilities which will not be expenses of the combined company.

        The selected historical combined financial data of the Northern New England business should be read in conjunction with the audited combined financial statements of the Northern New England business for the years ended December 31, 2006, 2005 and 2004 and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this proxy statement/prospectus.

	Year Ended December 31,
	2006	2005	2004	2003	2002
					(unaudited)
	(Dollars in millions, except operating data)
Statement of Income Data:
Operating revenues:	$1,193	$1,206	$1,199	$1,215	$1,263
Operating expenses:
Cost of services and sales	540	528	406	405	384
Selling, general and administrative expense	283	283	322	415	340
Depreciation and amortization expense	259	267	269	276	295
Total Operating Expenses:	1,082	1,078	997	1,096	1,019
Operating income	111	128	202	119	244
Other income (expense), net	4	1	2	(1)	1
Interest expense	(66)	(59)	(51)	(47)	(47)
Income before income taxes and cumulative effect of accounting changes	49	70	153	71	198
Income tax provision	(17)	(26)	(59)	(28)	(81)
Income before cumulative effect of accounting change	32	44	94	43	117
Cumulative effect of accounting change, net of tax	—	—	—	124	—
Net income	$32	$44	$94	$167	$117

	Year Ended December 31,
	2006	2005	2004	2003	2002
					(unaudited)
	(Dollars in millions, except operating data)
Operating Data:
Capital expenditures	$214	$203	$182	$218	$228
Access line equivalents(1)	1,694,693	1,744,927	1,779,587	1,817,858	1,873,278
Residential access lines	1,035,515	1,110,128	1,173,900	1,226,736	1,266,201
Business access lines	471,129	497,992	522,453	554,242	586,683
High Speed Data subscribers	188,049	136,807	83,234	36,880	20,394
Summary Cash Flow Data:
Net cash provided by operating activities of continuing operations	$341	$271	$318	$391	$541
Net cash used in investing activities of continuing operations	(213)	(210)	(180)	(198)	(232)
Net cash used in financing activities of continuing operations	(128)	(61)	(138)	(193)	(309)
Statement of Selected Assets, Selected Liabilities and Parent Funding Data (at period end):
Property, plant and equipment, net	$1,701	$1,738	$1,795	$1,877	$1,714
Total assets	2,052	2,182	2,252	2,419	2,249
Long term obligations	12	11	8	9	9
Parent funding	1,212	1,268	1,277	1,338	1,339

(1)
Total access line equivalents includes voice access lines and HSD lines, which include DSL and fiber-to-the-home.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FAIRPOINT

        The information in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and FairPoint's consolidated financial statements and accompanying notes included elsewhere in this proxy statement/prospectus. The following selected historical financial information data for FairPoint for the years ended December 31, 2006, 2005 and 2004 and as of December 31, 2006 and 2005 have been derived from FairPoint's audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected consolidated historical financial data for the years ended December 31, 2003 and 2002 and as of December 31, 2004, 2003 and 2002 have been derived from FairPoint's audited consolidated financial statements which are not included in this proxy statement/prospectus.

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in millions, except per share and operating data)
Statement of Operations Data:
Revenues	$270	$263	$253	$231	$231
Operating expenses:
Operating expenses	156	144	129	111	111
Depreciation and amortization	53	52	50	48	46
Total operating expenses	209	196	179	159	157
Income from operations	61	67	74	72	74
Interest expense(1)	(40)	(46)	(105)	(90)	(70)
Other income (expense), net(2)	29	(75)	7	10	(12)
Income (loss) from continuing operations before income taxes	50	(54)	(24)	(8)	(8)
Income tax (expense) benefit(3)	(20)	83	(1)	—	(1)
Income (loss) from continuing operations	30	29	(25)	(8)	(9)
Income from discontinued operations	1	—	1	10	22
Net income (loss)	31	29	(24)	2	13
Redeemable preferred stock dividends and accretion(1)	—	—	—	(9)	(12)
Gain on repurchase of redeemable preferred stock	—	—	—	3	—
Net income (loss) attributable to common stockholders	$31	$29	$(24)	$(4)	$1
Basic shares outstanding	34.6	31.9	9.5	9.5	9.5
Diluted shares outstanding	34.8	32.0	9.5	9.5	9.5
Basic and diluted earnings (loss) from continuing operations per share	$0.88	$0.89	$(2.57)	$(1.50)	$(2.17)
Operating Data:
Capital expenditures	$32	$28	$36	$34	$39
Access line equivalents(4)	311,150	288,899	271,150	264,308	248,581
Residential access lines	194,119	188,206	189,668	196,145	189,803
Business access lines	57,587	55,410	49,606	50,226	51,810
High Speed Data subscribers	59,444	45,283	31,876	17,937	6,968

Summary Cash Flow Data:
Net cash provided by operating activities of continuing operations	$82	$62	$46	$33	$56
Net cash used in investing activities of continuing operations	(27)	(43)	(21)	(54)	(30)
Net cash used in financing activities of continuing operations	(55)	(17)	(24)	(2)	(13)
Balance Sheet Data (at period end):
Cash	$4	$5	$4	$6	$5
Property, plant and equipment, net	246	243	252	267	272
Total assets	885	908	819	843	829
Total long term debt	608	607	810	826	804
Preferred shares subject to mandatory redemption(5)	—	—	117	97	90
Total stockholders' equity (deficit)	225	247	(173)	(148)	(146)

(1)
Interest expense includes amortization of debt issue costs aggregating $2, $2, $5, $4 and $4 for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002. FairPoint prospectively adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity," effective July 1, 2003. SFAS No. 150 requires the company to classify as a long-term liability its series A preferred stock and to reclassify dividends and accretion from the series A preferred stock as interest expense. Such stock is described as "Preferred Shares Subject to Mandatory Redemption" in the balance sheet and dividends and accretion on these shares are included in pre-tax income prior to repurchase in 2005 whereas previously they were presented as a reduction to equity (a dividend), and, therefore, a reduction of net income available to common stockholders. For the years ended December 31, 2005, 2004 and 2003, interest expense includes $2, $20 and $9, respectively, related to dividends and accretion on preferred shares subject to mandatory redemption.

(2)
In 2003, other income (expense) includes a $3 gain on the extinguishment of debt and a $5 loss for the write-off of debt issue costs related to this extinguishment of debt. In 2004, other income (expense) includes a $6 loss for the write-off of debt issuance and offering costs associated with an abandoned offering of Income Deposit Securities. In 2005, other income (expense) includes an $88 million loss on early retirement of debt and loss on repurchase of series A preferred stock. In 2006, other income (expense) includes gains on sales of investments and other assets of $15 million.

(3)
In 2005, FairPoint recorded an income tax benefit of $83 million which is primarily the result of the recognition of deferred tax benefits of $66 million from the reversal of the deferred tax valuation allowance that resulted from FairPoint's expectation of generating future taxable income following the recapitalization that occurred as part of its initial public offering in February 2005.

(4)
Total access line equivalents includes voice access lines and high speed data lines, which include digital subscriber lines, wireless broadband and cable modem.

(5)
In connection with its initial public offering in February 2005, FairPoint repurchased all of its series A preferred stock from the holders thereof.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The summary below sets forth selected unaudited historical pro forma financial data for the combined company and related financing transactions for the period indicated. The following table should be read together with the combined financial statements and accompanying notes of the Northern New England business and the consolidated financial statements and accompanying notes of FairPoint and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined Condensed Financial Information" included in this proxy statement/prospectus. The pro forma amounts in the table below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of the combined company would have been had the merger occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or future results of operations of the combined company will be. In the opinion of management of FairPoint, all adjustments considered necessary for a fair presentation have been included, however, no adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies expected to result from the merger. See "Unaudited Pro Forma Combined Condensed Financial Information."

Pro Forma for the Year Ended December 31, 2006
(dollars in millions)
Statement of income data:
Revenues	$1,459
Operating expenses:
Operating expenses(1)	933
Depreciation and amortization	327

Total operating expenses	1,260

Operating income	199
Interest expense	(162)
Other income (expense), net	23

Income before income taxes	60
Provision for income taxes	(23)

Net income from continuing operations	37

Balance sheet data (at period end):
Cash and short term investments	24
Property, plant and equipment, net	1,947
Total assets	3,410
Total long term debt	2,334
Total stockholders' equity	299
Other data:
Access line equivalents (in thousands)	2,006
(1)
Because the Northern New England business operated as the local exchange carrier of Verizon in Maine, New Hampshire and Vermont and not as a stand alone telecommunications provider, the historical operating results of the Northern New England business for the year ended December 31, 2006 reflect approximately $270 million of expenses for services provided by Verizon and its affiliates, including information systems and information technology, shared assets including office space outside of New England, and supplemental customer sales and service and operations. After a transition period following the merger, the combined company will receive these services from internal operations or from third-party service providers and not from Verizon. FairPoint estimates that within six months following the end of this transition period, which is expected to occur in 2008, the combined company will realize net costs savings on an annual basis of between $60 and $75 million from internalizing these functions or obtaining these services from third-party providers. However, there can be no assurance that these or any cost savings will actually be achieved. See "Risk Factors—Risks Relating to the Spin Off and the Merger—The combined company may not realize the anticipated synergies, cost savings and growth opportunities from the merger."

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

        The summary below sets forth certain unaudited historical per share information for FairPoint and unaudited pro forma information of the combined company as if Spinco and FairPoint had been combined for the period shown ("pro forma combined"). The unaudited pro forma combined per share data presented below for the year ended December 31, 2006 presents certain per share financial data based on the results of operations and financial condition of the Northern New England business and FairPoint. The following table should be read together with the combined financial statements and accompanying notes of the Northern New England business and the consolidated financial statements and accompanying notes of FairPoint included elsewhere in this proxy statement/prospectus. The pro forma amounts in the table below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of the combined company would have been had the merger occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or future results of operations of the combined company will be. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies expected to result from the merger.

For the Year Ended December 31, 2006
FairPoint Historical
Basic earnings per share from continuing operations	$0.88
Diluted earnings per share from continuing operations	$0.88
Book value per share	$6.38
Cash dividends per share	$1.59
Pro Forma Combined Company
Basic earnings per share from continuing operations	$0.42
Diluted earnings per share from continuing operations	$0.42
Book value per share	$3.36
Cash dividends per share	$1.59

FAIRPOINT COMMUNICATIONS, INC.
DIVIDEND INFORMATION

        FairPoint common stock currently trades on the New York Stock Exchange under the symbol "FRP." On January 12, 2007, the last trading day before the announcement of the signing of the merger agreement, the last sale price of FairPoint common stock reported by the New York Stock Exchange was $18.54. On March 30, 2007, the last practicable trading day for which information is available as of the date of this proxy statement/prospectus, the last sale price of FairPoint common stock reported by the New York Stock Exchange was $19.21. FairPoint completed its initial public offering on February 8, 2005 and registered 25,000,000 shares of common stock which began trading on the New York Stock Exchange. Prior to February 8, 2005, FairPoint's common stock was not publicly traded. The following table sets forth the high and low closing sale prices of FairPoint common stock for the periods indicated. For current price information, FairPoint stockholders are urged to consult publicly available sources.

	FairPoint Communications, Inc. Common Stock
	High	Low
Calendar Year Ending December 31, 2007
First Quarter	$21.41	$18.38
Calendar Year Ended December 31, 2006
Fourth Quarter	$19.74	$17.40
Third Quarter	$18.10	$13.81
Second Quarter	$14.40	$12.91
First Quarter	$14.41	$10.92
Calendar Year Ended December 31, 2005
Fourth Quarter	$14.30	$10.36
Third Quarter	$16.66	$14.32
Second Quarter	$16.55	$14.49
First Quarter(1)	$18.05	$14.97

(1)
FairPoint's initial public offering occurred in February 2005.

        The following table shows the dividends which have either been declared and paid or are payable on FairPoint's common stock during 2007, 2006 and 2005:

	Per Share Dividend Declared	Date Declared	Record Date	Date Paid/Payable
Calendar Year Ending December 31, 2007
First quarter	$0.39781	March 14, 2007	March 30, 2007	April 17, 2007
Calendar Year Ended December 31, 2006
Fourth quarter	$0.39781	December 13, 2006	December 29, 2006	January 16, 2007
Third quarter	0.39781	September 19, 2006	October 3, 2006	October 18, 2006
Second quarter	0.39781	June 21, 2006	July 6, 2006	July 21, 2006
First quarter	0.39781	March 15, 2006	March 31, 2006	April 18, 2006
Calendar Year Ended December 31, 2005
Fourth quarter	$0.39781	December 14, 2005	December 30, 2005	January 18, 2006
Third quarter	0.39781	September 21, 2005	October 3, 2005	October 19, 2005
Second quarter	0.39781	June 16, 2005	June 30, 2005	July 19, 2005
First quarter(1)	0.22543	March 3, 2005	March 31, 2005	April 15, 2005

(1)
FairPoint's initial public offering occurred in February 2005 and FairPoint paid a partial quarterly dividend for the first quarter of 2005.

        Market price data for Spinco has not been presented as Spinco is currently a wholly owned subsidiary of Verizon and its common stock is not publicly traded. FairPoint's dividend policy is to pay quarterly dividends at a rate of $0.39781 per share to the extent dividends are permitted by applicable law and by the terms of FairPoint's credit facility. For more information on FairPoint's dividend policy and the expected dividend policy of the combined company following the merger, see "The Transactions—Dividend Policy of FairPoint and the Combined Company."

THE MERGER

Introduction

        Stockholders of FairPoint are being asked to adopt the Agreement and Plan of Merger, dated as of January 15, 2007, by and among Verizon, Spinco and FairPoint. Under the merger agreement, Spinco will merge with and into FairPoint, and FairPoint will survive as a stand-alone company and will hold and conduct the combined business operations of FairPoint and Spinco. Following completion of the merger, the separate existence of Spinco will cease. The merger will take place immediately after Verizon contributes assets and liabilities of its local exchange business in Maine, New Hampshire and Vermont to Spinco, Spinco incurs debt in an aggregate principal amount of $1.7 billion (which will inure to the benefit of Verizon) and Verizon distributes the common stock of Spinco to a third-party distribution agent to be held collectively for the benefit of Verizon's stockholders. When the merger is completed and prior to the elimination of fractional shares, Verizon's stockholders will collectively own approximately 60%, and FairPoint's stockholders will collectively own approximately 40%, of the shares of common stock of FairPoint following the merger on a diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement).

        In the merger, each share of Spinco common stock will be converted into the right to receive shares of FairPoint common stock. Existing shares of FairPoint common stock will remain outstanding. FairPoint expects to issue    •    shares of common stock to Verizon's stockholders pursuant to the merger agreement. However, since the number of shares to be issued will be calculated based on the number of shares of FairPoint common stock outstanding on a fully diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement) immediately prior to the effective time of the merger, and FairPoint's estimate is based on     •     shares of FairPoint common stock outstanding as of    •    , 2007, plus     •     shares of common stock that remain available for issuance under the FairPoint Communications, Inc. 2005 Stock Incentive Plan (which represents all of the shares that may be issued under FairPoint's equity incentive plans), the actual number of shares issued may be less than or greater than    •    .

        See "The Transactions" for a more complete discussion of the merger and the related transactions.

The Companies

  FairPoint

        FairPoint is a leading provider of communications services in rural and small urban communities, offering an array of services, including local and long distance voice, data, Internet and broadband product offerings. FairPoint is one of the largest telephone companies in the United States focused on serving rural and small urban communities, and the 14th largest local telephone company in the United States, in each case based on number of access lines as of December 31, 2006. FairPoint operates in 18 states with 311,150 access line equivalents (including voice access lines and HSD lines, which include DSL, wireless broadband and cable modem) in service as of December 31, 2006. FairPoint believes that in many of its markets, it is the only service provider that offers customers an integrated package of local and long distance voice, HSD, and Internet access as well as a variety of enhanced services such as voicemail and caller identification. FairPoint generated revenues of $270 million and net income of $31 million for the year ended December 31, 2006.

        FairPoint was incorporated in February 1991 for the purpose of acquiring and operating incumbent telephone companies in rural and small urban markets. FairPoint has acquired 35 telephone companies, 31 of which it continues to own and operate. Many of FairPoint's telephone companies have served their respective communities for over 75 years. The majority of the communities FairPoint serves have fewer than 2,500 access lines. Most of FairPoint's telephone companies qualify as rural local exchange carriers under the Telecommunications Act of 1996, referred to herein as the Telecommunications Act.

        FairPoint's common stock is listed on the New York Stock Exchange under the symbol "FRP." FairPoint's principal offices are located at 521 Morehead Street, Suite 250, Charlotte, NC 28202.

  Spinco

        The assets and liabilities being transferred to Spinco in the spin off are used in the local exchange business and related landline activities of Verizon New England Inc. and certain affiliates, in each case, in the states of Maine, New Hampshire and Vermont, which is referred to herein as the Spinco business. This proxy statement/prospectus describes Spinco as if it held the assets and liabilities that will be transferred to it prior to closing of the spin off and the merger for all periods and dates presented.

        The Spinco business also includes Internet access, long distance and customer premises equipment services provided to certain customers in those states. The Spinco business had 1,694,693 access line equivalents (including voice access lines and DSL) in service as of December 31, 2006 and generated revenues of $1,193 million and net income of $32 million for the year ended December 31, 2006. Through its predecessors, Spinco has been serving some or all of these three states for over 100 years.

        Spinco currently serves a territory consisting of Local Access and Transport Areas, referred to herein as LATAs, in Maine, New Hampshire, and Vermont. These LATAs are generally centered on a city or based on some other identifiable common geography. Spinco's business includes regulated and unregulated carrier business in all three states, consisting principally of:

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  Local wireline customers and related operations and assets used to deliver:

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  Local exchange service;

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  IntraLATA toll service;

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  Network access service; and

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  Enhanced voice and data services;

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  Consumer and small business switched long distance customers (excluding any customers of the former MCI, Inc.);

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  Dial-up and DSL internet service provider customers; and

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  The customer premise equipment sales, installation and maintenance business.

RISK FACTORS

        You should carefully consider the following risks, together with the other information contained in this proxy statement/prospectus and the annexes hereto. The risks described below are not the only risks facing FairPoint and the combined company. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect the combined company's business operations or the price of the combined company's common stock following completion of the merger.

Risks Relating to the Spin Off and the Merger

The calculation of the merger consideration will not be adjusted in the event the value of the business or assets of Spinco declines before the merger is completed. As a result, at the time FairPoint's stockholders vote on the merger, they will not know what the value of FairPoint common stock will be following completion of the merger.

        The calculation of the number of shares of FairPoint common stock to be issued to Verizon stockholders pursuant to the merger agreement will not be adjusted in the event the value of the Spinco business declines, including as a result of the continuing loss of access lines. If the value of this business declines after FairPoint stockholders approve the merger proposal, the market price of the common stock of the combined company following completion of the merger may be less than FairPoint stockholders anticipated when they voted to approve the merger proposal. While FairPoint will not be required to consummate the merger upon the occurrence of any event or circumstances that has, or would reasonably be expected to have, a material adverse effect on Spinco (as defined in the merger agreement), neither Verizon nor FairPoint will be permitted to terminate the merger agreement or resolicit the vote of FairPoint stockholders because of any changes in the value of the Spinco business or the market prices of FairPoint's common stock that do not rise to the level of a material adverse effect on Spinco (as defined in the merger agreement). In addition, FairPoint will be required to consummate the merger whether or not the committed financing described under "Financing of the Combined Company" is available as of the closing of the merger. If FairPoint needs to obtain alternative financing, there can be no assurance that it will be available on comparable terms or at all.

The integration of FairPoint's and Spinco's businesses may not be successful.

        The acquisition of the Spinco business is the largest and most significant acquisition FairPoint has undertaken. FairPoint's management will be required to devote a significant amount of time and attention to the process of integrating the operations of FairPoint's business and Spinco's business, which will decrease the time they will have to service existing customers, attract new customers and develop new services or strategies. Due to, among other things, the size and complexity of the Northern New England business and the activities required to separate Spinco's operations from Verizon's, FairPoint may be unable to integrate the Spinco business into its operations in an efficient, timely and effective manner, which could have a material adverse effect on the combined company's business, financial condition and results of operations.

        All of the risks associated with the integration process could be exacerbated by the fact that FairPoint may not have a sufficient number of employees to integrate FairPoint's and Spinco's businesses or to operate the combined company's business. Furthermore, Spinco offers services that FairPoint has no experience in providing, the most significant of which are competitive local exchange carrier wholesale services. If FairPoint does not hire or retain employees with the requisite skills and knowledge to run the combined business, it may have a material adverse effect on FairPoint's business. If FairPoint's management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, it could have a material adverse effect on FairPoint's business, financial condition and results of operations.

        In addition, if the combined company continues to require services from Verizon under the transition services agreement after the one year anniversary of the closing of the merger, the fees payable by the combined company to Verizon pursuant to the transition services agreement will increase significantly, which could have a material adverse effect on the combined company's business, financial condition and results of operations.

The integration of FairPoint's and Spinco's businesses may present significant systems integration risks, including risks associated with the ability to integrate Spinco's customer sales, service and support operations into FairPoint's customer care, service delivery and network monitoring and maintenance platforms.

        In order to operate as the combined company, FairPoint will be required to identify, acquire or develop, test, implement, maintain and manage systems and processes which provide the functionality currently performed by over 600 systems for the Northen New England business by Verizon. Of these Verizon systems, approximately one-third relate to customer sales, service and support. Another third of the Verizon systems support network monitoring and related field operations. The remaining Verizon systems enable finance, payroll, logistics and other administrative and assurance activities. Over 80% of the information systems used in support of the Northern New England business are Verizon proprietary systems.

        To assist with this system development and integration, FairPoint has signed an agreement with an independent consulting firm to assist in the identification and integration of systems to be deployed. The collective experience and knowledge of FairPoint, the consulting firm (during the term of the master service agreement) and Verizon (during the pre-closing period and the period of the transition services agreement) will be essential to the success of the integration. If, for any reason, the parties are unable to implement successfully their plans and procedures or those plans and procedures are not sufficient for integration of the required systems, it could result in failure of or delays in the merger integration and could adversely impact the combined company's business, results of operations and financial condition. This could result in the need to acquire and deploy additional systems, extend the transition services agreement and pay increasing monthly fees under the agreement.

        The failure of any of the combined company's systems could result in its inability to adequately bill and provide customer service to its customers, meet its financial and regulatory reporting obligations or provide services to its customers. FairPoint is in the process of converting all of its companies to a single outsourced billing platform. The conversion is expected to be completed by the middle of 2007. FairPoint is investigating whether and to what extent certain modules of the outsourced billing and operational support services platforms will be used by the combined company. At the completion of this project, FairPoint expects to have a single integrated billing platform for its end-user customers, which it expects to be able to use after the merger for billing and support of all of its customers. The failure of any of the combined company's billing and operational support services system, could have a material adverse effect on the combined company's business, financial condition and results of operations. FairPoint is also implementing new systems to provide for and meet financial and regulatory reporting obligations. A failure of these systems may result in the combined company not being able to meet its financial and regulatory reporting obligations.

The combined company may not realize the anticipated synergies, cost savings and growth opportunities from the merger.

        The success of the merger will depend, in part, on the ability of Spinco and FairPoint to realize the anticipated synergies, cost savings and growth opportunities from integrating the businesses of FairPoint with those of Spinco. The combined company's success in realizing these synergies, cost savings and growth opportunities, and the timing of this realization, depends on the successful integration of Spinco's and FairPoint's businesses and operations. Even if the combined company is able to integrate the FairPoint and Spinco business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings and growth opportunities that FairPoint currently expects from this integration or that these benefits will be achieved within the anticipated time frame. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, the benefits from the merger may be offset by costs incurred or delays in integrating the companies, and regulatory authorities may impose adverse conditions on the combined company's business in connection with granting approval for the merger.

After the close of the transaction, sales of FairPoint common stock may negatively affect its market price.

        The market price of FairPoint common stock could decline as a result of sales of a large number of shares of FairPoint common stock in the market after the completion of the merger or the perception that these sales could occur. These sales, or the possibility that these sales may occur, may also make it more difficult for the combined company to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

        Immediately after the merger, prior to the elimination of fractional shares, Verizon stockholders will collectively hold approximately 60% of FairPoint's common stock on a fully diluted basis. Currently, Verizon stock is included in index funds tied to the Dow Jones Industrial Average and the Standard & Poor's 500 Index. Because FairPoint is not expected to be included in these indices at the time of the merger or may not meet the investing guidelines of certain institutional investors that may be required to maintain portfolios reflecting these indices, these index funds and institutional investors may be required to sell FairPoint common stock that they receive in the merger. These sales may negatively affect the combined company's common stock price.

If the assets transferred to Spinco by Verizon are not sufficient to operate the Spinco business after the merger, it could adversely affect the combined company's business, financial condition and results of operations.

        Pursuant to the distribution agreement, Verizon will contribute to Spinco certain assets and liabilities associated with Verizon's local exchange business in Maine, New Hampshire and Vermont. See "The Distribution Agreement—Preliminary Transactions." There can be no assurance that the contributed assets will be sufficient to operate the combined company's business. Accordingly, the combined company may have to use assets or resources from FairPoint's existing business or acquire additional assets in order to operate the Spinco business, which could adversely affect the combined company's business.

        In addition, although FairPoint has certain rights under the distribution agreement, as successor to Spinco in the merger, to cause Verizon to transfer to it any assets required to be transferred to Spinco under the distribution agreement which may not be transferred to Spinco in the distribution, there can be no assurance that the combined company will be able to obtain these assets.

The combined company's business, financial condition and results of operations may be adversely affected following the merger if it is not able to replace certain contracts which will not be assigned to Spinco.

        Certain contracts, including supply contracts and interconnection agreements, used in the Northern New England business will not be assigned to Spinco by Verizon. Accordingly, the combined company will have to obtain new agreements for the goods and services covered by such supplier and interconnection agreements in order to operate the Spinco business following the merger. There can be no assurance that FairPoint will be able to replace the supplier and interconnection agreements on terms favorable to it or at all. If FairPoint does not have new agreements in place prior to the closing of the merger, it may have a material adverse impact on the combined company's business, financial condition and results of operations following the merger.

        In addition, certain wholesale, large business, Internet service provider and other customer contracts which are required to be assigned to Spinco by Verizon require the consent of the customer party to the contract to effect such assignment. There can be no assurance that Verizon or the combined company will be able to obtain these consents on terms favorable to the combined company or at all, which could have a material adverse impact on the combined company's business, financial condition and results of operations following the merger.

Amounts spent on infrastructure and network systems integration and planning related to the merger in excess of budgeted amounts could adversely affect FairPoint's or the combined company's business, financial condition and results of operations.

        The combined company expects to spend approximately $200 million on infrastructure and network systems integration and planning in connection with the merger, approximately $95 million to $110 million of which will be incurred by FairPoint prior to the closing of the merger, and up to $40 million of which will be reimbursed by Verizon. Under certain circumstances, in the event the merger is not completed, FairPoint will be required to repay Verizon amounts it reimbursed to FairPoint to the extent they exceed $20 million. If actual amounts spent on transition and other costs exceed budgeted amounts, it could adversely affect FairPoint's (or, following the merger, the combined company's) business, financial condition and results of operations.

Regulatory agencies may delay or impose conditions on approval of the spin off and the merger, which may diminish the anticipated benefits of the merger.

        Completion of the spin off and merger is conditioned upon the receipt of certain government consents, approvals, orders and authorizations. See "The Merger Agreement—Conditions to the Completion of the Merger." While FairPoint and Verizon intend to pursue vigorously all required governmental approvals and do not know of any reason why they would not be able to obtain the necessary approvals in a timely manner, the requirement to receive these approvals before the spin off and merger could delay the completion of the spin off and merger, possibly for a significant period of time after FairPoint stockholders have approved the merger proposal at the annual meeting. In addition, these governmental agencies may attempt to condition their approval of the merger on the imposition of conditions that could have an adverse effect on FairPoint's operating results or the value of the combined company's common stock after the spin off and merger are completed. Any delay in the completion of the spin off and merger could diminish anticipated benefits of the spin off and merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. Any uncertainty over the ability of the companies to complete the spin off and merger could make it more difficult for FairPoint to retain key employees or to pursue business strategies. In addition, until the spin off and merger are completed, the attention of FairPoint management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on obtaining regulatory approvals.

The merger agreement contains provisions that may discourage other companies from trying to acquire FairPoint.

        The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to FairPoint prior to the closing of the merger that might result in greater value to FairPoint stockholders than the merger. The merger agreement generally prohibits FairPoint from soliciting any acquisition proposal. In addition, if the merger agreement is terminated by FairPoint or Verizon in circumstances that obligate FairPoint to pay a termination fee and to reimburse transaction expenses to Verizon, FairPoint's financial condition may be adversely affected as a result of the payment of the termination fee and transaction expenses, which might deter third parties from proposing alternative business combination proposals.

Failure to complete the merger could adversely impact the market price of FairPoint's common stock as well as FairPoint's business, financial condition and results of operations.

        If the merger is not completed for any reason, the price of FairPoint's common stock may decline to the extent that the market price of FairPoint's common stock reflects positive market assumptions that the spin off and the merger will be completed and the related benefits will be realized. FairPoint may also be subject to additional risks if the merger is not completed, including:

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  depending on the reasons for and the timing of the termination of the merger agreement, the requirement in the merger agreement that FairPoint pay Verizon a termination fee of $23 million and reimburse Verizon for certain out-of-pocket costs (not to exceed $8 million) as well as the requirement in the transition services agreement that FairPoint reimburse Verizon for certain amounts incurred by Verizon pursuant to that agreement (which may exceed the amounts payable to Verizon by FairPoint under the merger agreement) (see "The Merger Agreement" and "The Transition Services Agreement");

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  FairPoint's expenditure of approximately $95 million to $110 million on infrastructure and network systems integration and planning (of which up to $20 million will be reimbursed by Verizon if the merger is not completed) prior to the consummation of the merger, a significant portion of which will be spent on assets and services which are not useful in FairPoint's existing business because FairPoint already has adequate infrastructure and systems in place for its existing business;

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  substantial costs related to the merger, such as legal, accounting, filing, financial advisory and financial printing fees, which must be paid regardless of whether the merger is completed; and

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  potential disruption to the business of FairPoint and distraction of its workforce and management team.

If the spin off does not constitute a tax-free spin off under section 355 of the Internal Revenue Code, or the merger does not constitute a tax-free reorganization under section 368(a) of the Internal Revenue Code, including as a result of actions taken in connection with the spin off or the merger or as a result of subsequent acquisitions of stock of Verizon or stock of FairPoint, then Verizon, FairPoint or Verizon stockholders may be responsible for payment of substantial United States federal income taxes.

        The spin off and merger are conditioned upon Verizon's receipt of a private letter ruling from the Internal Revenue Service to the effect that the spin off, including (i) the contribution of the local exchange and related businesses in Maine, New Hampshire and Vermont to Spinco, (ii) the receipt by the Verizon Group of Spinco debt securities and the special dividend and (iii) the exchange by the Verizon Group of Spinco debt securities for Verizon Group debt, will qualify as tax-free to Verizon, Spinco and the Verizon stockholders for United States federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code, referred to herein as the Code. Although a private letter ruling from the Internal Revenue Service generally is binding on the Internal Revenue Service, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, then Verizon and FairPoint will not be able to rely on the ruling.

        The spin off and merger are also conditioned upon the receipt by Verizon of an opinion of Debevoise & Plimpton LLP, counsel to Verizon, to the effect that the spin off will be tax-free to Verizon, Spinco and the stockholders of Verizon under Section 355 and other related provisions of the Code. The opinion will rely on the Internal Revenue Service letter ruling as to matters covered by the ruling. Lastly, the spin off and the merger are conditioned on Verizon's receipt of an opinion of Debevoise & Plimpton LLP and FairPoint's receipt of an opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to FairPoint, each to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. All of these opinions will be based on, among other things, current law and certain representations and assumptions as to factual matters made by Verizon, Spinco and FairPoint. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in their respective opinions. The opinions will not be binding on the Internal Revenue Service or the courts, and the Internal Revenue Service or the courts may not agree with the opinions.

        The spin off would become taxable to Verizon pursuant to Section 355(e) of the Code if 50% or more of the shares of either Verizon common stock or Spinco common stock (including common stock of FairPoint, as a successor to Spinco) were acquired, directly or indirectly, as part of a plan or series of related transactions that included the spin off. Because the Verizon stockholders will own more than 50% of the combined company's common stock following the merger, the merger, standing alone, will not cause the spin off to be taxable to Verizon under Section 355(e). However, if the Internal Revenue Service were to determine that other acquisitions of Verizon common stock or FairPoint common stock, either before or after the spin off and the merger, were part of a plan or series of related transactions that included the spin off, such determination could result in the recognition of gain by Verizon under Section 355(e). In any such case, the gain recognized by Verizon likely would be very substantial. In connection with the request for the Internal Revenue Service private letter rulings and the opinion of Verizon's counsel, Verizon has represented that the spin off is not part of any such plan or series of related transactions.

        In certain circumstances, under the tax sharing agreement, the combined company would be required to indemnify Verizon against tax-related losses to Verizon that arise as a result of a disqualifying action taken by FairPoint or its subsidiaries after the distribution or breaches of certain representations and covenants. See "Risk Factors—Risks Relating to the Spin Off and the Merger—The combined company may be affected by significant restrictions following the merger with respect to certain actions that could jeopardize the tax-free status of the spin off and the merger" and "Additional Agreements Between FairPoint, Verizon and Their Affiliates—Tax Sharing Agreement." If Verizon should recognize a gain on the spin off for reasons not related to a disqualifying action or breach by FairPoint, Verizon would not be entitled to be indemnified under the tax sharing agreement.

        See "Certain United States Federal Income Tax Consequences of the Spin Off and the Merger."

The combined company may be affected by significant restrictions following the merger with respect to certain actions that could jeopardize the tax-free status of the spin off or the merger.

        The tax sharing agreement restricts FairPoint from taking certain actions that could cause the spin off to be taxable to Verizon under Section 355(e) or otherwise jeopardize the tax-free status of the spin off or the merger, which the tax sharing agreement refers to as disqualifying actions, including:

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  generally, for two years after the spin off, taking, or permitting any of its subsidiaries to take, an action that might be a disqualifying action;

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  for two years after the spin off, entering into any agreement, understanding or arrangement or engaging in any substantial negotiations with respect to any transaction involving the acquisition of FairPoint stock or the issuance of shares of FairPoint's stock, or options to acquire or other rights in respect of such stock unless, generally, the shares are issued to qualifying FairPoint employees or retirement plans, each in accordance with "safe harbors" under regulations issued by the Internal Revenue Service;

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  for two years after the spin off, repurchasing FairPoint's shares, except to the extent consistent with guidance issued by the Internal Revenue Service;

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  for two years after the spin off, permitting certain wholly owned subsidiaries that were wholly owned subsidiaries of Spinco at the time of the spin off to cease the active conduct of the Spinco business to the extent so conducted by those subsidiaries immediately prior to the spin off; and

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  for two years after the spin off, voluntarily dissolving, liquidating, merging or consolidating with any other person, unless FairPoint is the survivor of the merger or consolidation and the transaction otherwise complies with the restrictions in the tax sharing agreement.

        Nevertheless, the combined company will be permitted to take any of the actions described above in the event that it obtains Verizon's consent, or an opinion of counsel or a supplemental Internal Revenue Service ruling to the effect that such action will not affect the tax-free status of the transactions described in this document. To the extent that the tax-free status of the transactions is lost because of a disqualifying action taken by the combined company or any of its subsidiaries after the distribution date, whether or not such consent, opinion or ruling was obtained, FairPoint generally will be required to indemnify, defend and hold harmless Verizon and its subsidiaries (or any successor to any of them) from and against any and all resulting tax-related losses incurred by Verizon.

        Because of these restrictions, the combined company may be limited in the amount of stock that it can issue to make acquisitions or raise additional capital in the two years subsequent to the spin off and merger. Also, FairPoint's indemnity obligation to Verizon might discourage, delay or prevent a change of control during this two-year period that stockholders of the combined company may consider favorable. See "The Merger Agreement," "Additional Agreements Between FairPoint, Verizon and Their Affiliates—Tax Sharing Agreement," and "Certain United States Federal Income Tax Consequences of the Spin-Off and the Merger."

Investors holding shares of FairPoint's common stock immediately prior to the merger will, in the aggregate, have a significantly reduced ownership and voting interest after the merger and will exercise less influence over management.

        After the merger's completion, FairPoint's stockholders will, in the aggregate, own a significantly smaller percentage of the combined company than they will own of FairPoint immediately prior to the merger. Following completion of the merger, FairPoint's stockholders immediately prior to the merger collectively will own approximately 40% of the combined company on a fully-diluted basis. Consequently, FairPoint's stockholders, as a group, will be able to exercise less influence over the management and policies of the combined company than they will exercise over the management and policies of FairPoint immediately prior to the merger.

Risks Related to the Combined Company's Business Following the Merger

FairPoint and Spinco provide services to customers over access lines, and if the combined company loses access lines, its business, financial condition and results of operations may be adversely affected.

        FairPoint's business and Spinco's business generate revenue by delivering voice and data services over access lines. FairPoint and Spinco have both experienced net voice access line losses in the past few years. FairPoint experienced a 10.2% decline in number of access lines (adjusted for acquisition and divestitures) for the period from January 1, 2002 through December 31, 2006 and a 3.5% decline for the period from January 1, 2006 through December 31, 2006. The Spinco business experienced a 21.7% decline in number of access lines for the period from January 1, 2002 through December 31, 2006 and a 6.3% decline for the period from January 1, 2006 through December 31, 2006. These losses resulted mainly from competition and technology substitution and, to a lesser degree, challenging economic conditions and the introduction of DSL services, which prompts some customers to cancel second line service. Following the merger, the combined company may continue to experience net access line losses. The combined company's inability to retain access lines could adversely affect its business, financial condition and results of operations.

The combined company will be subject to competition that may adversely impact its business, financial condition and results of operations.

        As an incumbent carrier, FairPoint historically has experienced little competition in its rural telephone company markets; however, many of the competitive threats now confronting large regulated telephone companies, such as competition from cable television providers, will be more prevalent in the small urban markets which the combined company will serve following the merger. Regulation and technological innovation change quickly in the communications industry, and changes in these factors historically have had, and may in the future have, a significant impact on competitive dynamics. In most of its rural markets, FairPoint faces competition from wireless technology, which may increase as wireless technology improves. FairPoint also faces, and the combined company will continue to face, increasing competition from wireline and cable television operators. The combined company may face additional competition from new market entrants, such as providers of wireless broadband, voice over Internet protocol, referred to herein as VoIP, satellite communications and electric utilities. The Internet services market is also highly competitive, and FairPoint expects that competition will intensify. Many of FairPoint's competitors (who will also be competitors of the combined company) have brand recognition, offer online content services and have financial, personnel, marketing and other resources that are significantly greater than those of FairPoint and may be greater than those of the combined company. In addition, consolidation and strategic alliances within the communications industry or the development of new technologies could affect the combined company's competitive position. FairPoint cannot predict the number of competitors that will emerge, especially as a result of existing or new federal and state regulatory or legislative actions, but increased competition from existing and new entities could have a material adverse effect on the combined company's business, financial condition and results of operations.

        Competition may lead to loss of revenues and profitability as a result of numerous factors, including:

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  loss of customers;

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  reduced network usage by existing customers who may use alternative providers for long distance and data services;

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  reductions in the service prices that may be necessary to meet competition; and/or

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  increases in marketing expenditures and discount and promotional campaigns.

        In addition, FairPoint's provision of long distance service is subject to a highly competitive market served by large nation-wide carriers that enjoy brand name recognition.

The combined company may not be able to successfully integrate new technologies, respond effectively to customer requirements or provide new services.

        The communications industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. FairPoint cannot predict the effect of these changes on the combined company's competitive position, profitability or industry. Technological developments may reduce the competitiveness of its networks and require unbudgeted upgrades or the procurement of additional products that could be expensive and time consuming. In addition, new products and services arising out of technological developments may reduce the attractiveness of its services. If the combined company fails to adapt successfully to technological changes or obsolescence or fails to obtain access to important new technologies, it could lose customers and be limited in its ability to attract new customers and sell new services to FairPoint's and Spinco's existing customers. The combined company's ability to respond to new technological developments may be diminished or its response thereto delayed while its management devotes significant effort and resources to integrating FairPoint's business and Spinco's business.

The geographic concentration of the combined company's operations in Maine, New Hampshire and Vermont following the merger will make its business susceptible to local economic and regulatory conditions, and an economic downturn, recession or unfavorable regulatory action in any of those states may adversely affect the combined company's business, financial condition and results of operations.

        FairPoint currently operates 31 different rural local exchange carriers in 18 states. No single state accounted for more than 22% of FairPoint's access line equivalents as of December 31, 2006, which limited its exposure to competition, local economic downturns and state regulatory changes. Following the merger, 88% of the combined company's access line equivalents will be located in Maine, New Hampshire and Vermont. As a result of this geographic concentration, the combined company's financial results will depend significantly upon economic conditions in these markets. A deterioration or recession in any of these markets could result in a decrease in demand for the combined company's services and resulting loss of access lines which could have a material adverse effect on the combined company's business, financial condition and results of operations.

        In addition, if state regulators in Maine, New Hampshire or Vermont were to take action that was adverse to the combined company's operations in those states, the combined company would suffer greater harm from such action than it would from action in other states because of the concentration of its operations in those states following the merger.

To operate and expand its business, service its indebtedness and complete future acquisitions, the combined company will require a significant amount of cash. The combined company's ability to generate cash will depend on many factors beyond its control. The combined company may not generate sufficient funds from operations to pay dividends with respect to shares of its common stock, to repay or refinance its indebtedness at maturity or otherwise, or to consummate future acquisitions.

        A significant amount of the combined company's cash flow from operations will be dedicated to capital expenditures and debt service. In addition, FairPoint currently expects that the combined company will distribute a significant portion of its cash flow to its stockholders in the form of quarterly dividends. As a result, the combined company may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund its operations.

        The combined company's ability to make payments on its indebtedness will depend on its ability to generate cash flow from operations in the future. This ability, to a certain extent, will be subject to general economic, financial, competitive, legislative, regulatory and other factors that will be beyond the combined company's control. There can be no assurance that the combined company's business will generate sufficient cash flow from operations or that future borrowings will be available to it in an amount sufficient to enable the combined company to service its indebtedness, to make payments of principal at maturity or to fund its other liquidity needs.

        The combined company may also be forced to raise additional capital or sell assets and, if it is forced to pursue any of these options after the merger under distressed conditions, its business and the value of its common stock could be adversely affected. In addition, these alternatives may not be available to the combined company when needed or on satisfactory terms due to prevailing market conditions, a decline in the combined company's business, legislative and regulatory factors or restrictions contained in the agreements governing its indebtedness.

The combined company's stockholders may not receive the level of dividends provided for in the dividend policy FairPoint's board of directors has adopted or any dividends at all.

        FairPoint's board of directors has adopted a dividend policy which reflects an intention to distribute a substantial portion of the cash generated by FairPoint's business in excess of operating needs, interest and principal payments on its indebtedness, dividends on its future senior classes of capital stock, if any, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to its stockholders. FairPoint's board of directors may, in its discretion, amend or repeal this dividend policy, before or after the merger. FairPoint's dividend policy is based upon FairPoint's directors' current assessment of the company's business and the environment in which it operates, and that assessment could change based on regulatory, competitive or technological developments (which could, for example, increase the need for capital expenditures) or new growth opportunities. In addition, future dividends with respect to shares of the combined company's common stock, if any, will depend on, among other things, the combined company's cash flows, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that its board of directors may deem relevant. The combined company's board of directors may decrease the level of dividends provided for in the dividend policy or entirely discontinue the payment of dividends. FairPoint's current credit facility contains significant restrictions on its ability to make dividend payments, and the terms of the combined company's future indebtedness are expected to contain similar restrictions. There can be no assurance that the combined company will generate sufficient cash from continuing operations in the future, or have sufficient surplus or net profits, as the case may be, under Delaware law, to pay dividends on its common stock in accordance with the dividend policy. The reduction or elimination of dividends may negatively affect the market price of the combined company's common stock.

If the combined company has insufficient cash flow to cover the expected dividend payments under its dividend policy due to costs associated with the merger or other factors, it will be required to reduce or eliminate dividends or, to the extent permitted under the agreements governing its indebtedness, fund a portion of its dividends with additional borrowings.

        If the combined company does not have sufficient cash to fund dividend payments, it would either reduce or eliminate dividends or, to the extent it was permitted to do so under the agreements governing its indebtedness, fund a portion of its dividends with borrowings or from other sources. If the combined company were to use borrowings to fund dividends, it would have less cash available for future dividends and other purposes, which could negatively impact its business, financial condition and its results of operations.

        Prior to the closing of the merger, FairPoint expects to spend approximately $95 million to $110 million on infrastructure and network systems integration and planning in connection with the transaction, of which Verizon will reimburse up to $40 million. These expenditures will reduce the amount of cash available to pay dividends. FairPoint expects this reduction to be offset by the proceeds it expects to receive from the sale of its interest in Orange County-Poughkeepsie Limited Partnership under its agreement with an affiliate of Verizon, which is expected to occur during the second quarter of 2007. However, there can be no assurance that the sale will close during the second quarter of 2007 or at all.

The combined company's substantial indebtedness could restrict its ability to pay dividends on its common stock and have an adverse impact on its financing options and liquidity position.

        After the merger, the combined company will have a significant amount of indebtedness. This substantial indebtedness could have important adverse consequences to the holders of the combined company's common stock, including:

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  limiting the combined company's ability to pay dividends on its common stock or make payments in connection with its other obligations, including under its credit facility;

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  limiting the combined company's ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions;

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  causing the combined company to be unable to refinance its indebtedness on terms acceptable to it or at all;

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  limiting the combined company's flexibility in planning for, or reacting to, changes in its business and the communications industry generally;

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  requiring a significant portion of the combined company's cash flow from operations to be dedicated to the payment of interest, and to a lesser extent, principal on its indebtedness, thereby reducing funds available for future operations, dividends on its common stock, capital expenditures or acquisitions;

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  making the combined company more vulnerable to economic and industry downturns and conditions, including increases in interest rates; and

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  placing the combined company at a competitive disadvantage compared to those of its competitors that have less indebtedness.

        Subject to the covenants expected to be included in the agreements governing the combined company's indebtedness, the combined company may incur additional indebtedness. Any additional indebtedness that the combined company may incur would exacerbate the risks described above.

FairPoint Communications, Inc. is a holding company and relies on dividends, interest and other payments, advances and transfers of funds from its operating subsidiaries and investments to meet its debt service and other obligations.

        FairPoint Communications, Inc. is a holding company and both before and after the merger will conduct all of its operations through its operating subsidiaries. FairPoint Communications, Inc. currently has no significant assets other than equity interests in its subsidiaries. As a result, FairPoint Communications, Inc. currently relies, and will continue to rely after the merger, on dividends and other payments or distributions from its operating subsidiaries to pay dividends with respect to its common stock and to meet its debt service obligations generally. The ability of FairPoint Communications, Inc.'s subsidiaries to pay dividends or make other payments or distributions to FairPoint Communications, Inc. will depend on their respective operating results and may be restricted by, among other things:

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  the laws of their jurisdiction of organization;

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  the rules and regulations of state regulatory authorities;

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  agreements of those subsidiaries;

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  the terms of agreements governing indebtedness of those subsidiaries; and

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  regulatory orders.

        FairPoint Communications, Inc.'s subsidiaries have no obligation, contingent or otherwise, to make funds available to FairPoint Communications, Inc., whether in the form of loans, dividends or other distributions.

It is expected that the combined company's new credit facility and other agreements governing its indebtedness will contain covenants that will limit its business flexibility by imposing operating and financial restrictions on its operations and the payment of dividends.

        It is expected that covenants in the combined company's new credit facility and other agreements governing its indebtedness will impose significant operating and financial restrictions on the combined company. These restrictions will prohibit or limit, among other things:

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  the incurrence of additional indebtedness and the issuance by the combined company's subsidiaries of preferred stock;

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  the payment of dividends on, and purchases or redemptions of, capital stock;

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  a number of other restricted payments, including investments;

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  the creation of liens;

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  the ability of each of the combined company's subsidiaries to guarantee indebtedness;

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  specified sales of assets;

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  the creation of encumbrances or restrictions on the ability of the combined company's subsidiaries to distribute and advance funds or transfer assets to the combined company or any other subsidiary;

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  specified transactions with affiliates;

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  sale and leaseback transactions;

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  the combined company's ability to enter lines of business outside the communications business; and

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  certain consolidations and mergers and sales and/or transfers of assets by or involving the combined company.

        The new credit facility is also expected to contain covenants which require the combined company to maintain specified financial ratios and satisfy financial condition tests, including, without limitation, a maximum total leverage ratio and a minimum interest coverage ratio.

        The combined company's ability to comply with these covenants, ratios or tests expected to be contained in the agreements governing the combined company's indebtedness may be affected by events beyond the combined company's control, including prevailing economic, financial and industry conditions. A breach of any of these covenants, ratios or tests could result in a default under the agreements governing the combined company's indebtedness. Events of default under the new credit facility would prohibit the combined company from making dividend payments on its common stock. In addition, upon the occurrence of an event of default under the new credit facility, the lenders could elect to declare all amounts outstanding under the new credit facility, together with accrued interest, to be immediately due and payable. If the combined company's were to be unable to repay those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness under the new credit facility, the combined company's assets may not be sufficient to repay in full the indebtedness under the new credit facility and its other indebtedness, if any.

Limitations on usage of net operating loss carryforwards, and other factors requiring the combined company to pay cash taxes in future periods, may affect its ability to pay dividends to its stockholders.

        FairPoint's initial public offering in February 2005 resulted in an "ownership change" within the meaning of the U.S. federal income tax laws addressing net operating loss carryforwards, alternative minimum tax credits and other similar tax attributes. As a result of this ownership change, there are specific limitations on FairPoint's ability to use its net operating loss carryforwards and other tax attributes from periods prior to the initial public offering. Although it is not expected that these limitations will materially affect FairPoint's U.S. federal and state income tax liability in the near-term, it is possible in the future that these limitations could limit FairPoint's or the combined company's ability to utilize the carryforwards and, therefore, result in an increase in its U.S. federal and state income tax payments. In addition, in the future the combined company will be required to pay cash income taxes because all of its net operating loss carryforwards have been used or have expired. Limitations on FairPoint's usage of net operating loss carryforwards, and other factors requiring the combined company to pay cash taxes in the future, would reduce the funds available for the payment of dividends and might require the combined company to reduce or eliminate the dividends on its common stock.

The combined company's business could be adversely affected if the combined company fails to maintain satisfactory labor relations.

        Following the merger, approximately 67% of the combined company's employees will be members of unions employed under seven collective bargaining agreements. The two principal collective bargaining agreements to which Verizon is currently a party expire in August 2008. There can be no assurance that, upon the expiration of any of these collective bargaining agreements, the combined company will be able to negotiate new agreements on favorable terms to the combined company or at all. Furthermore, the process of renegotiating the collective bargaining agreements could result in labor disputes or other difficulties and delays. These potential labor disruptions could have a material adverse effect on the combined company's results of operations and financial condition. In the event of any work stoppage or other disruption, the combined company will be required to engage third-party contractors. Labor disruptions, strikes or significant negotiated wage increases could reduce the combined company's sales or increase its costs and accordingly, could have a material adverse effect on its business. Currently, both of the labor unions representing Spinco employees have objected to the merger in certain regulatory proceedings.

The combined company faces risks associated with acquired businesses and potential acquisitions.

        Prior to entering into the merger agreement, FairPoint grew rapidly by acquiring other businesses and it expects that a portion of its future growth will result from additional acquisitions, some of which may be material. Growth through acquisitions entails numerous risks, including:

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  strain on financial, management and operational resources, including the distraction of the management team in identifying potential acquisition targets, conducting due diligence and negotiating acquisition agreements;

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  difficulties in integrating the network, operations, personnel, products, technologies and financial, computer, payroll and other systems of acquired businesses;

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  difficulties in enhancing customer support resources to adequately service its existing customers and the customers of acquired businesses;

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  the potential loss of key employees or customers of the acquired businesses; and

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  unanticipated liabilities or contingencies of acquired businesses.

        The combined company may need additional capital to continue growing through acquisitions. This additional capital may be raised in the form of additional debt, which would increase the combined company's leverage and could have an adverse effect on its ability to pay dividends. The combined company may not be able to raise sufficient additional capital on terms that it considers acceptable, or at all.

        There can be no assurance that the combined company will be able to successfully complete the integration of Spinco or other businesses that FairPoint has recently acquired or successfully integrate any businesses that the combined company might acquire in the future. If the combined company fails to do so, or if the combined company does so but at greater cost than it anticipated, its business, financial condition and results of operations may be adversely affected.

A network disruption could cause delays or interruptions of service, which could cause the combined company to lose customers.

        To be successful, the combined company will need to continue to provide its customers reliable service over its expanded network. Some of the risks to the combined company's network and infrastructure include:

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  physical damage to access lines;

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  wide spread power surges or outages;

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  software defects in critical systems; and

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  disruptions beyond the combined company's control.

        Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause the combined company to lose customers and incur expenses.

The combined company's relationships with other communications companies will be material to its operations and their financial difficulties may adversely affect its future business, financial condition and results of operations.

        The combined company will originate and terminate calls for long distance carriers and other interexchange carriers over its network. For that service, the combined company will receive payments for access charges. These payments represent a significant portion of FairPoint's current revenues, and are expected to be material to the business of the combined company. Should these carriers go bankrupt or experience substantial financial difficulties, the combined company's inability to then collect access charges from them could have a negative effect on the combined company's business, financial condition and results of operations.

The combined company will depend on third parties for its provision of long distance and bandwidth services.

        The combined company's provision of long distance and bandwidth services will be dependent on underlying agreements with other carriers that will provide the combined company with transport and termination services. These agreements will be based, in part, on the combined company's estimate of future supply and demand and may contain minimum volume commitments. If the combined company overestimates demand, it may be forced to pay for services it does not need. If the combined company underestimates demand, it may need to acquire additional capacity on a short-term basis at unfavorable prices, assuming additional capacity is available. If additional capacity is not available, the combined company will not be able to meet this demand. In addition, if the combined company cannot meet any minimum volume commitments, it may be subject to underutilization charges, termination charges, or rate increases which may adversely affect its business, financial condition and results of operations.

The combined company may not be able to maintain the necessary rights-of-way for its networks.

        The combined company will be dependent on rights-of-way and other permits from railroads, utilities, state highway authorities, local governments and transit authorities to install and maintain conduit and related communications equipment for any expansion of its networks. The combined company may need to renew current rights-of-way for its networks and there can be no assurance that it will be successful in renewing these agreements on acceptable terms. Some of the combined company's agreements may be short-term, revocable at will, or subject to termination upon customary default provisions, and the combined company may not have access to existing rights-of-way after they have expired or terminated. If any of these agreements were terminated or could not be renewed, the combined company could be required to remove its then-existing facilities from under the streets or abandon its networks. Similarly, the combined company may not be able to obtain right-of-way agreements on favorable terms, or at all, in new service areas, and, if it is unable to do so, the combined company's ability to expand its networks could be impaired.

The combined company's success will depend on its ability to attract and retain qualified management and other personnel.

        FairPoint's success depends, and the success of the combined company will depend, upon the talents and efforts of its senior management team. With the exception of Eugene B. Johnson, FairPoint's Chairman and Chief Executive Officer, who is expected to continue as Chairman and Chief Executive Officer of the combined company, none of these senior executives are employed by the company pursuant to an employment agreement. The loss of any member of the combined company's senior management team, due to retirement or otherwise, and the inability to attract and retain highly qualified technical and management personnel in the future, could have a material adverse effect on the combined company's business, financial condition and results of operations.

The combined company may face significant future liabilities or compliance costs in connection with environmental and worker health and safety matters.

        The combined company's operations and properties will be subject to federal, state and local laws and regulations relating to protection of the environment, natural resources, and worker health and safety, including laws and regulations governing the management, storage and disposal of hazardous substances, materials and wastes. Under certain environmental laws, the combined company could be held liable, jointly and severally and without regard to fault, for the costs of investigating and remediating any contamination at owned or operated properties; or for contamination arising from the disposal by the combined company or its predecessors of hazardous wastes at formerly owned properties or at third-party waste disposal sites. In addition, the combined company could be held responsible for third-party property or personal injury claims relating to any such contamination or relating to violations of environmental laws. Changes in existing laws or regulations or future acquisitions of businesses could require the combined company to incur substantial costs in the future relating to these matters.

The combined company will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

        As a public reporting company, the combined company must comply with the Sarbanes-Oxley Act and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements.

        If management of the combined company identifies one or more material weaknesses in internal control over financial reporting in the future in accordance with the annual assessment required by the Sarbanes-Oxley Act, the combined company will be unable to assert that its internal control is effective.

        In addition, the combined company will be evaluating its internal controls systems with respect to the Spinco business to allow management to report on, and the combined company's independent auditors to attest to, the internal controls of the Spinco business as required by Section 404 of the Sarbanes-Oxley Act. The combined company will be performing the systems and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While it is expected that the combined company will be able to fully implement the requirements relating to internal controls and all other aspects of Section 404 with respect to the Spinco business in a timely manner, there can be no assurance that the combined company will meet the deadline with respect to the completion of its evaluation, testing and remediation actions or the impact of the same on the operations of the combined company.

        If the combined company is not able to implement the requirements of Section 404 with respect to the Spinco business in a timely manner or with adequate compliance (including due to the failure of the combined company to successfully complete the conversion of its various billing systems into a single integrated billing platform) or if the combined company is otherwise unable to assert that its internal control over financial reporting is effective for any fiscal year, the combined company might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission, the New York Stock Exchange or the Public Company Accounting Oversight Board.

Risks Relating to the Combined Company's Regulatory Environment

The combined company will be subject to significant regulations that could change in a manner adverse to the combined company.

        The combined company will operate in a heavily regulated industry, and the majority of the combined company's revenues are expected to be supported by regulations, including access revenue and Universal Service Fund support for the provision of telephone services in rural areas. Laws and regulations applicable to the combined company and its competitors may be, and have been, challenged in the courts, and could be changed by Congress or regulators. In addition, any of the following have the potential to have a significant impact on the combined company:

        Risk of loss or reduction of network access charge revenues.    A significant portion of the combined company's revenues will come from network access charges, which will be paid to the combined company by intrastate and interstate long distance carriers for originating and terminating calls in the regions served. This also includes Universal Service Fund payments for local switching support, long term support and interstate common line support. In recent years, several of these long distance carriers have declared bankruptcy. Future declarations of bankruptcy by a carrier, although less likely due to recent industry consolidation, that utilizes the combined company's access services could negatively impact its business, financial condition and results of the operations. The amount of access charge revenues that FairPoint and Spinco currently receive is based on rates set by federal and state regulatory bodies, and those rates could change after the merger. Further, from time to time federal and state regulatory bodies conduct rate cases, "earnings" reviews, or adjustments to price cap formulas which may result in rate changes. The Federal Communications Commission has reformed and continues to reform the federal access charge system. States often mirror these federal rules in establishing intrastate access charges. In 2000 and 2001, the Federal Communications Commission reformed the system to reduce interstate access charges for price cap and rate-of-return carriers and shift a portion of cost recovery, which historically has been based on minutes-of-use, to flat-rate, monthly per line charges on end-user customers rather than long distance carriers. As a result, the aggregate amount of access charges paid by long distance carriers to access providers, such as FairPoint's local exchange carriers, has decreased and may continue to decrease. Although these changes were implemented on a revenue neutral basis (with commensurate increases in other charges and Universal Service Fund support), there is no assurance that future changes in access charge rates will be implemented on a revenue neutral basis. Furthermore, to the extent the rural local exchange carriers to be operated by the combined company become subject to competition, access charges could be paid to competing communications providers rather than to the combined company. Additionally, the access charges the combined company receives may be reduced as a result of competition from wireless, VoIP or other new technology utilization. Finally, the Federal Communications Commission is currently weighing several proposals to comprehensively reform the intercarrier compensation regime in order to create a uniform system of intercarrier payments. Any proposal of this nature eventually adopted by the Federal Communications Commission will likely involve significant changes in the access charge system and could potentially result in a significant decrease or elimination of access charges altogether. Decreases or losses of access charges may or may not result in offsetting increases in local, subscriber line or Universal Service Fund revenues. Regulatory developments of this type could adversely affect the business, financial condition and results of operations of FairPoint.

        Risk of loss or reduction of Universal Service Fund support.    FairPoint and Spinco currently receive, and the combined company is expected to continue to receive, Universal Service Fund revenues to support the high cost of operations in high costs areas. Current Federal Communications Commission rules provide different methodologies for the determination of federal universal service payments to rural and non-rural telephone company areas. In general, the rules provide high cost support to rural telephone company study areas where the company's actual costs exceed a preset nationwide benchmark level. High cost support for non-rural telephone company areas, on the other hand, is determined by a nationwide proxy cost model. The Federal-State Joint Board on Universal Service is considering proposals to update the proxy model upon which non-rural high-cost funding is determined. These changes could have a negative impact on the Universal Service Fund revenues.

        The high cost loop support FairPoint and Spinco received and the combined company will receive from the Universal Service Fund is based upon the company's average cost per loop compared to the national average cost per loop benchmark. This revenue stream will fluctuate based upon the FairPoint's rural company average cost per loop compared to the national average cost per loop. For example, if the national average cost per loop increases and FairPoint's rural company operating costs (and average cost per loop) remain constant or decrease, the payments FairPoint receives from the Universal Service Fund would decline. Conversely, if the national average cost per loop decreases and FairPoint's operating costs (and average cost per loop) remain constant or increase, the payments FairPoint receives from the Universal Service Fund would increase. The national average cost per loop in relation to FairPoint's historic average cost per loop has increased and FairPoint believes that the national average cost per loop will likely continue to increase in relation to its average cost per loop. As a result, the payments FairPoint receives from the rural Universal Service Fund have declined and the payments that FairPoint will receive will likely continue to decline. This support has fluctuated based upon the historical costs of FairPoint's rural operating companies. In addition to the Universal Service Fund high cost loop support, FairPoint also receives other Universal Service Fund support payments for its rural company service areas, which include local switching support, long term support, and interstate common line support that used to be included in FairPoint's interstate access charge revenues (the Federal Communications Commission has recently merged long term support into interstate common line support). If FairPoint's rural local exchange carriers were unable to receive support from the Universal Service Fund, or if that support was reduced, many of FairPoint's rural local exchange carriers would be unable to operate as profitably as they have historically, in the absence of implementation of increases in charges for other services. Moreover, if FairPoint raises prices for services to offset loss of Universal Service Fund payments, the increased pricing of its services may disadvantage FairPoint competitively in the marketplace, resulting in additional potential revenue loss.

        Spinco also receives federal universal service support, although at a lower level than the FairPoint rural operating companies. For the year ended December 31, 2006, these non-rural properties received 2% of revenues from high-cost model support and interstate access support. The Federal Communications Commission's current rules for support to high-cost areas served by non-rural local telephone companies were previously remanded by U.S. Court of Appeals for the Tenth Circuit, which had found that the Federal Communications Commission had not adequately justified these rules. The Federal Communications Commission has initiated a rulemaking proceeding in response to the court's remand, but its rules remain in effect pending the results of the rulemaking. Any change in the rules could have a negative impact on the revenues received by Spinco.

        The Telecommunications Act provides that eligible communications carriers, including competitors to rural local exchange carriers, such as wireless operators, may obtain the same per line support as the rural local exchange carriers receive if a state commission determines that granting support to competitors would be in the public interest. In fact, wireless communications providers in certain of FairPoint's existing markets have obtained matching support payments from the Universal Service Fund, but this matching has not led to a loss of revenues for FairPoint's rural local exchange carriers under existing regulations. Any shift in universal service regulation, however, could have an adverse effect on the combined company's business, financial condition and results of operations.

        During the last four years, pursuant to recommendations made by the Multi Association Group and the Rural Task Force, the Federal Communications Commission has made certain modifications to the universal service support system for rural carriers that changed the sources of support and the method for determining the level of support. To date, these changes have been revenue neutral to FairPoint's operations. It is unclear whether the changes in methodology will continue to accurately reflect the costs incurred by the rural local exchange carriers that will be operated in the future by the combined company, and whether the revised methodology will provide for the same amount of Universal Service Fund support that FairPoint's rural local exchange carriers have received in the past. In addition, several parties have raised objections to the size of the Universal Service Fund and the types of services eligible for support. A number of issues regarding the source and amount of contributions to, and eligibility for payments from, the Universal Service Fund are pending and will likely be addressed by the Federal Communications Commission or Congress in the near future. For example, a number of proposals to be examined by the Federal Communications Commission in its current rulemaking with respect to the reform of the intercarrier compensation system include reforms of the Universal Service Fund. The outcome of any regulatory proceedings or legislative changes could affect the amount of Universal Service Fund support that the combined company receives, and could have an adverse effect on its business, financial condition and results of operations.

        On February 28, 2005, the Federal Communications Commission issued a press release announcing additional requirements for the designation of competitive Eligible Telecommunications Carriers for receipt of high-cost support. In its corresponding order, released on March 17, 2005, the Federal Communications Commission adopted additional mandatory requirements for Eligible Telecommunications Carriers designation in cases where it has jurisdiction, and encourages states that have jurisdiction to designate Eligible Telecommunications Carriers to adopt similar requirements. The Federal Communications Commission is still considering revisions to the methodology by which contributions to the Universal Service Fund are determined. These revisions will be part of an overall rulemaking regarding Universal Service Support which will be dealt with in future proceedings.

        Risk of loss of statutory exemption from burdensome interconnection rules imposed on incumbent local exchange carriers.    The rural local exchange carriers currently operated by FairPoint are exempt from the Telecommunications Act's more burdensome requirements governing the rights of competitors to interconnect to incumbent local exchange carrier networks and to utilize discrete network elements of the incumbent's network at favorable rates. If state regulators decide that it is in the public's interest to impose these more burdensome interconnection requirements on the combined company, the combined company would be required to provide unbundled network elements to competitors in its rural telephone company areas. As a result, more competitors could enter FairPoint's traditional telephone markets than are currently expected and the combined company could incur additional administrative and regulatory expenses, and experience additional revenue losses.

        Risks posed by costs of regulatory compliance.    Regulations create significant compliance costs for FairPoint, and are expected to continue to do so with respect to the combined company. Its subsidiaries that provide intrastate services are generally subject to certification, tariff filing and other ongoing regulatory requirements by state regulators. FairPoint's interstate access services are currently provided in accordance with tariffs filed with the Federal Communications Commission. Challenges in the future to the combined company's tariffs by regulators or third parties or delays in obtaining certifications and regulatory approvals could cause the combined company to incur substantial legal and administrative expenses, and, if successful, these challenges could adversely affect the rates that the combined company is able to charge its customers.

        The combined company's business also may be impacted by legislation and regulation imposing new or greater obligations related to assisting law enforcement, bolstering homeland security,

minimizing environmental impacts, or addressing other issues that impact the combined company's business. For example, existing provisions of the Communications Assistance for Law Enforcement Act and Federal Communications Commission regulations implementing the Communications Assistance for Law Enforcement Act require communications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. FairPoint cannot predict whether and when the Federal Communications Commission might modify its Communications Assistance for Law Enforcement Act rules or any other rules or what compliance with new rules might cost. Similarly, FairPoint cannot predict whether or when federal or state legislators or regulators might impose new security, environmental or other obligations on its business.

        For a more thorough discussion of the regulatory issues that may affect the combined company's business, see "Description of the Business of the Combined Company—Regulatory Environment."

Regulatory changes in the communications industry could adversely affect the combined company's business by facilitating greater competition, reducing potential revenues or raising its costs.

        The Telecommunications Act provides for significant changes and increased competition in the communications industry, including the local communications and long distance industries. This statute and the Federal Communications Commission's implementing regulations remain subject to judicial review and additional rulemakings of the Federal Communications Commission, thus making it difficult to predict what effect the legislation will have on the combined company, including its operations and its revenues and expenses, and its competitors. Several regulatory and judicial proceedings have recently concluded, are underway or may soon be commenced, that address issues affecting FairPoint's current operations and those of its competitors. FairPoint cannot predict the outcome of these developments, nor can it assure that these changes will not have a material adverse effect on the combined company or its industry.

        For a more thorough discussion of the regulatory issues that may affect the combined company's business, see "Description of the Business of the Combined Company—Regulatory Environment."

Risks Relating to Investing in or Holding the Combined Company's Common Stock

The price of the combined company's common stock may fluctuate substantially. If substantial fluctuations occur with respect to the combined company after the merger, they could negatively affect holders of the common stock of the combined company, including Verizon stockholders receiving shares of FairPoint common stock in connection with the merger.

        The market price of the combined company's common stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in its operating results, the volume of sales of its common stock, developments in the communications industry, the failure of securities analysts to cover the common stock or changes in financial estimates by analysts, competitive factors, regulatory developments, economic and other external factors, general market conditions and market conditions affecting the stock of communications companies in particular. Communications companies have in the past experienced extreme volatility in the trading prices and volumes of their securities, which has often been unrelated to operating performance. High levels of market volatility may have a significant adverse effect on the market price of the combined company's common stock. In addition, in the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock prices. This type of litigation could result in substantial costs and divert management's attention and resources.

FairPoint's certificate of incorporation and by-laws, which will be the certificate of incorporation and by-laws of the combined company following the merger, and several other factors could limit another party's ability to acquire the combined company and deprive its investors of the opportunity to obtain a takeover premium for their securities.

        A number of provisions in FairPoint's current certificate of incorporation and by-laws make it difficult for another company to acquire FairPoint and for FairPoint's stockholders to receive any related takeover premium for their securities. Because FairPoint is not amending its certificate of incorporation and by-laws in connection with the merger, these provisions will continue to apply to the combined company following the merger. For example, FairPoint's certificate of incorporation provides that certain provisions of its certificate of incorporation can only be amended by a vote of two-thirds or more in voting power of all the outstanding shares of capital stock, that stockholders generally may not act by written consent, and only stockholders representing at least 50% in voting power may request that the board of directors call a special meeting. FairPoint's certificate of incorporation provides for a classified board of directors and authorizes the issuance of preferred stock without stockholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of the combined company's common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future.

        In addition, the tax sharing agreement may limit another party's ability to acquire the combined company.

The combined company may, under certain circumstances, suspend the rights of stock ownership the exercise of which would result in any inconsistency with, or violation of, any applicable communications law.

        FairPoint's certificate of incorporation, which will be the certificate of incorporation of the combined company following the merger, provides that so long as it holds any authorization, license, permit, order, filing or consent from the Federal Communications Commission or any state regulatory commission having jurisdiction over FairPoint, FairPoint will have the right to request certain information from its stockholders. If any stockholder from whom such information is requested should fail to respond to such a request or the combined company concludes that the ownership of, or the existence or exercise of any rights of stock ownership with respect to, shares of the combined company's capital stock by such stockholder, could result in any inconsistency with, or violation of, any applicable communications law, the combined company may suspend those rights of stock ownership the existence or exercise of which would result in any inconsistency with, or violation of, any applicable communications law, and the combined company may exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any stockholder, with a view towards obtaining such information or preventing or curing any situation which would cause an inconsistency with, or violation of, any provision of any applicable communications law.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

        Some statements in this proxy statement/prospectus are known as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to herein as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act. Forward-looking statements may relate to, among other things:

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  future performance generally, and of the combined company in particular;

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  material adverse changes in economic and industry conditions and labor matters, including workforce levels and labor negotiations, and any resulting financial or operational impact, in the markets served by FairPoint currently and by the combined company after the merger;

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  FairPoint's dividend policy and expectations regarding dividend payments, both before and after the merger;

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  anticipated cost savings and synergies from the merger;

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  anticipated business development activities and future capital expenditures;

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  financing sources and availability, and future interest expense;

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  availability of net operating loss carryforwards to offset anticipated tax liabilities;

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  material technological developments and changes in the communications industry, including disruption of FairPoint's or the combined company's suppliers' provisioning of critical products or services;

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  technology substitution;

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  availability and levels of regulatory support payments;

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  the effects of regulation and competition on the markets currently served by FairPoint and Spinco;

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  changes in accounting assumptions that regulatory agencies, including the Securities and Exchange Commission, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; and

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  the granting by federal and state regulators of consents needed to complete the spin off and merger.

        These forward-looking statements include, but are not limited to, statements about FairPoint's plans, objectives, expectations and intentions and other statements contained in this proxy statement/prospectus that are not historical facts. When used in this proxy statement/prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements, including plans, objectives, expectations and intentions of FairPoint and the combined company and other factors discussed under "Risk Factors" and other parts of this proxy statement/prospectus. You should not place undue reliance on such forward-looking statements, which are based on the information currently available to FairPoint and speak only as of the date on which this proxy statement/prospectus was filed with the Securities and Exchange Commission. FairPoint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE TRANSACTIONS

        On January 16, 2007, Verizon and FairPoint announced that they had entered into a transaction providing for the spin off of Verizon's local exchange business in Maine, New Hampshire and Vermont and the merger of this business with and into FairPoint. In order to effect the spin off and merger, Verizon, Spinco and FairPoint entered into a number of agreements, including the merger agreement and the distribution agreement. These agreements, which are described in greater detail in this proxy statement/prospectus, provide for (i) the contribution of certain assets and liabilities associated with Verizon's local exchange business in Maine, New Hampshire and Vermont and certain related business operations to subsidiaries of Spinco in exchange for Spinco common stock, a special cash dividend to the Verizon Group and the distribution by Spinco to the Verizon Group of the Spinco securities having a principal amount equal to $1.7 billion less the amount of the special dividend, (ii) the distribution of all of the shares of capital stock of Spinco to a third-party distribution agent to be held collectively for the benefit of Verizon stockholders, (iii) the merger of Spinco with and into FairPoint, with FairPoint continuing as the combined company and (iv) the conversion of Spinco shares into shares of FairPoint common stock and the payment of cash in lieu of fractional shares.

Transaction Timeline

        Below is a step-by-step list illustrating the sequence of material events relating to the spin off of Spinco and merger of Spinco and FairPoint. Each of these events is discussed in more detail throughout this proxy statement/prospectus. Each of following events will occur in the following order on the closing date of the merger except for Step 1, which may occur prior to the closing date, and Step 5, which may occur after the closing date. References below to Verizon include references to Verizon's affiliates.

  Step 1—The Verizon Group will engage in a series of restructuring transactions to effect the transfer to entities that will become Spinco's subsidiaries of certain assets relating to Verizon's local exchange business in Maine, New Hampshire and Vermont and related liabilities.

  Step 2—The Verizon Group will contribute all of the equity interests in such entities to Spinco in exchange for (i) that number of shares of Spinco common stock to be distributed to a third-party distribution agent for the benefit of Verizon stockholders in the spin off, and (ii) the issuance of certain Spinco debt securities, referred to herein as the Spinco securities, by Spinco to the Verizon Group.

  Step 3—Spinco will incur indebtedness to pay a special dividend to the Verizon Group in an amount not to exceed the Verizon Group's estimate of the tax basis of the assets transferred to Spinco.

  Step 4—The Verizon Group will, following a series of preliminary restructuring transactions, spin off Spinco by distributing all of the shares of Spinco common stock to a third-party distribution agent to be held collectively for the benefit of Verizon's stockholders.

  Step 5—The Verizon Group may exchange the Spinco securities received from Spinco for outstanding debt obligations of the Verizon Group or otherwise transfer them to creditors of the Verizon Group.

  Step 6—Spinco will merge with and into FairPoint and shares of Spinco common stock held by the distribution agent will be converted into that number of shares of FairPoint common stock that Verizon's stockholders will be entitled to receive in the merger.

  Step 7—The distribution agent will issue shares of FairPoint common stock and cash in lieu of fractional shares to Verizon's stockholders in accordance with the terms of the merger agreement.

The Spin Off

        As part of the spin off, the Verizon Group will engage in a series of preliminary restructuring transactions to effect the transfer to entities that will become Spinco's subsidiaries of the assets and liabilities relating to Verizon's local exchange business in Maine, New Hampshire and Vermont. In connection with these preliminary restructuring transactions, and immediately prior to the effective time of the merger, the Verizon Group will contribute all of the equity interests of such entities to Spinco, referred to herein as the contribution, in exchange for:

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  the Spinco common stock to be distributed in the spin off, referred to herein as the distribution,

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  the payment of a special cash dividend to the Verizon Group in an amount not to exceed the Verizon Group's estimate of the tax basis of the assets transferred to Spinco, which the Verizon Group will use to repay debt, repurchase stock, or pay dividends, and

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  the distribution by Spinco to the Verizon Group of the Spinco securities having a principal amount equal to $1.7 billion less the amount of the special dividend, which the Verizon Group is permitted to exchange for outstanding debt obligations of the Verizon Group or otherwise transfer to Verizon's stockholders or creditors of the Verizon Group.

        As a result of the transactions, the Verizon Group will receive approximately $1.7 billion of combined cash proceeds and principal amount of Spinco securities. The $1.7 billion amount of total cash proceeds and Spinco securities to be distributed to the Verizon Group in the transaction was determined in the negotiations between Verizon and FairPoint regarding the overall valuation of the transaction.

        Prior to the distribution, Spinco will consummate certain financing transactions pursuant to which it will incur approximately $1.7 billion in indebtedness through (1) financing the special dividend payment to the Verizon Group referred to above and (2) distributing Spinco securities to the Verizon Group. For a more complete discussion of the financing of the combined company see "Financing of the Combined Company."

        After the contribution and immediately prior to the merger, Verizon will spin off Spinco by distributing all of the shares of Spinco common stock to a third-party distribution agent to be held collectively for the benefit of Verizon's stockholders. The Spinco shares will be immediately converted into the number of shares of FairPoint common stock Verizon's stockholders will be entitled to receive in the merger. The third-party distribution agent will then distribute shares of FairPoint common stock to Verizon stockholders and cash in lieu of fractional shares on a pro rata basis.

The Merger

        In the merger, Spinco will merge with and into FairPoint in accordance with the terms of the merger agreement. FairPoint will survive the merger as a stand-alone company and will hold and conduct the combined business operations of FairPoint and Spinco.

        Verizon's stockholders will be entitled to receive a number of shares of common stock of FairPoint, as the surviving corporation, to be determined based on the calculation set forth below under "—Calculation of Merger Consideration." Holders of Verizon common stock will not be required to pay for the shares of FairPoint common stock they receive and will also retain all of their shares of Verizon common stock. Existing shares of FairPoint common stock will remain outstanding.

        By virtue of the merger, the combined company will assume $1.7 billion of debt incurred by Spinco in connection with the issuance of the Spinco securities and the payment of the special dividend. In addition, the combined company will refinance approximately $    •    million (plus related premiums) outstanding under FairPoint's existing credit facility with borrowings from its new credit facility. The amount assumed by the combined company in connection with the issuance of the Spinco securities, the borrowings under the new credit facility and certain expenses related to the spin off, merger and

financing transactions, will result in the combined company having approximately $    •    in total debt immediately following completion of the merger.

Calculation of Merger Consideration

        The merger agreement provides that FairPoint will issue in the aggregate to holders of Verizon common stock a number of FairPoint shares equal to (a) the number of shares of FairPoint common stock outstanding on a fully diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement) as of the effective time of the merger multiplied by (b) 1.5266. For ease of reference, the product of this equation is referred to herein as the aggregate merger consideration. Pursuant to the distribution agreement, Verizon will distribute the shares of Spinco common stock to a third-party distribution agent for the benefit of Verizon's stockholders. Each share of Spinco common stock held by the distribution agent will be converted into the right to receive a number of FairPoint shares equal to (x) the aggregate merger consideration, divided by (y) the number of Spinco shares outstanding as of the effective time of the merger. For ease of reference, the product of this equation is referred to herein as the per share merger consideration. Neither the aggregate merger consideration nor the per share merger consideration is subject to adjustment.

        It is presently estimated that FairPoint will issue in the aggregate approximately    •    shares of common stock to Verizon's stockholders pursuant to the merger agreement, or approximately    •    shares of FairPoint common stock (subject to variation as a result of compensatory equity grants and other issuances) for each share of Verizon common stock outstanding as of the record date for the spin off. Given that these amounts are calculated based on the number of shares of Verizon common stock outstanding as of the record date for the spin off and FairPoint common stock outstanding at the effective time of the merger, the actual number of shares of FairPoint common stock to be issued will not be determined until the effective time, and there is no maximum or minimum number of shares that will be issued. FairPoint does not expect the number of shares of FairPoint common stock to change significantly as FairPoint currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In any event, the calculation of the merger consideration set forth in the merger agreement is structured so that, regardless of the number of FairPoint shares and Spinco shares outstanding immediately prior to the effective time of the merger, when the merger is completed, prior to the elimination of fractional shares, Verizon's stockholders will collectively own approximately 60%, and FairPoint's stockholders immediately prior to the merger will collectively own approximately 40%, of the shares of common stock of FairPoint following the merger on a fully diluted basis.

        These percentages have been calculated prior to the elimination of fractional shares in the merger. This elimination will result in a lower percentage ownership of the combined company by Verizon stockholders.

        Based on the closing price of FairPoint common stock on    •    , 2007 of $    •    , as reported by the New York Stock Exchange, the approximate value Verizon's stockholders will receive in the merger will equal $    •    per 100 shares of Verizon common stock they own on the record date for the spin off. However, any change in the market value of FairPoint common stock prior to the effective time of the merger as well as any change in the number of shares of Verizon common stock outstanding prior to the effective time of the merger would cause the estimated per share value Verizon's stockholders will also receive in the merger to change. The following illustration sets forth the manner in which these estimated amounts were calculated:

  For purposes of this calculation only it is assumed that the effective time of the merger occurred on    •    , 2007. On    •    , 2007 there were    •    shares of Verizon common stock outstanding and    •    fully diluted shares of FairPoint common stock outstanding.

  Step 1: Calculate the aggregate merger consideration. The merger agreement provides that FairPoint will issue to holders of Verizon common stock a number of FairPoint shares equal to the number of shares of FairPoint common stock outstanding, on a fully diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement) as of the effective time of the merger multiplied by 1.5266. As of    •    , 2007 there were     •    shares of FairPoint common stock outstanding. Therefore to determine the aggregate merger consideration FairPoint must multiply     •    by 1.5266, which equals    •    shares.

  Step 2: Determine number of Spinco shares outstanding. Pursuant to the distribution agreement Verizon and Spinco have determined that one share of Spinco common stock will be issued for each share of Verizon common stock outstanding on the record date for the spin off. Assuming for purposes of this illustration only that     •    shares of Verizon common stock will be outstanding as of such date, there will be    •    shares of Spinco common stock outstanding as of the effective time of the merger.

  Step 3: Calculate the per share merger consideration. The merger agreement provides that each share of Spinco common stock will be converted into the right to receive a number of FairPoint shares equal to the aggregate merger consideration, divided by the number of Spinco shares outstanding as of the effective time of the merger. In this illustration the aggregate merger consideration equals    •    shares and the number of Spinco shares outstanding as of the effective time is     •    . Hence, to determine the per share merger consideration FairPoint must divide    •    by     •    , which equals approximately    •    .

  Based on the foregoing, it is currently estimated that Verizon's stockholders will receive one share of FairPoint common stock in exchange for each    •    Verizon shares held by that stockholder on the record date for the spin off and that FairPoint will be obligated to issue in the aggregate    •    shares of FairPoint common stock to Verizon's stockholders. Prior to the elimination of fractional shares, this issuance would result in Verizon's stockholders collectively owning approximately 60%, and FairPoint's stockholders immediately prior to the merger will collectively own approximately 40%, of the shares of common stock of FairPoint following the merger on a fully diluted basis.

        The following table sets forth the values used in the above calculation:

FairPoint Common Stock Outstanding (fully diluted)	Spinco Common Stock Outstanding	Aggregate Merger Consideration	Approximate per Share Merger Consideration
•	•	•	•

        The actual number of shares of FairPoint common stock outstanding as of the effective time of the merger will likely differ from the number of shares outstanding as of     •    , 2007 (as set forth in the above illustration) as a result of compensatory equity grants of FairPoint common stock; however, FairPoint has no other plans to issue any shares of its common stock prior to the effective time of the merger. Any change in the number of shares outstanding will cause the aggregate merger consideration to differ from that set forth in the above illustration. In addition, the actual number of shares of Spinco common stock distributed to Verizon's stockholders may differ from the number set forth in the above illustration as a result of compensation equity grants and other issuances or repurchases of Verizon common stock. Any change in the number of shares of Spinco common stock distributed will cause the per merger consideration to change. However, the calculation of the merger consideration is structured so that following completion of the merger Verizon's stockholders will collectively own approximately 60%, and FairPoint's stockholders will collectively own approximately 40%, of the shares of common stock of the combined company following the merger on a fully diluted basis notwithstanding such issuances. Verizon stockholders who own fewer than    •     shares (or who do not own multiples of    •     shares) as of the record date to be established for the spin off will receive a taxable cash payment in lieu of the fractional share of FairPoint common stock to which they would otherwise be entitled.

        Please read carefully the merger agreement which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference, because they set forth the terms of the merger and the distribution of shares of FairPoint common stock to Verizon's common stockholders.

Background of the Merger

        In pursuing strategies to enhance stockholder value, FairPoint regularly considers opportunities for strategic business combinations, including acquisitions of access lines. FairPoint's board of directors regularly has reviewed potential acquisitions identified by management. In addition to approving the three transactions closed in 2006, FairPoint also submitted written proposals to engage in at least four other significant acquisitions.

        During the summer of 2005, FairPoint asked Lehman Brothers, Inc., referred to herein as Lehman Brothers, to convey to Verizon FairPoint's interest in acquiring rural access lines. That led to an initial meeting on September 30, 2005 between management of FairPoint and Verizon. Based on Verizon's initial reaction, FairPoint's management, at FairPoint's December 14, 2005 board of directors meeting, requested approval to pursue further discussions with Verizon, which approval was granted. In December 2005, FairPoint signed a non-disclosure agreement with Verizon.

        Following further discussions between FairPoint and Verizon, on February 13, 2006, Verizon provided FairPoint and others with an initial proposal letter, term sheet and information package for a proposed transaction involving the Northern New England business. A week later, on February 20, Eugene B. Johnson, Chairman and Chief Executive Officer of FairPoint, had a conference call with John Diercksen, Executive Vice President of Corporate Development at Verizon, in which both parties expressed interest in pursuing further discussions.

        At its March 15, 2006 meeting, FairPoint's board of directors discussed the proposed transaction as part of a detailed review of various strategic alternatives as a result of which the board reconfirmed its direction to management to continue to pursue discussions with Verizon.

        On March 16, 2006, FairPoint submitted to Verizon a proposal to acquire the Northern New England business.

        On March 20, 2006, FairPoint engaged Lehman Brothers as a financial advisor in connection with a proposed transaction with Verizon.

        On April 20, 2006, FairPoint submitted a revised proposal based on its review of additional information provided by Verizon to FairPoint.

        On May 19, 2006, FairPoint engaged Morgan Stanley & Co. Incorporated, referred to herein as Morgan Stanley, as a financial advisor in connection with a proposed transaction with Verizon.

        On June 1, 2006, Verizon sent to FairPoint a revised term sheet, which included a proposed requirement that FairPoint assume certain significant retiree obligations. FairPoint responded the following day that it was willing to proceed with negotiations based on that term sheet.

        At its June 21, 2006 meeting, FairPoint's board of directors discussed how to respond to the Verizon term sheet and reviewed preliminary valuation parameters for the proposed transaction prepared by Lehman Brothers and Morgan Stanley. Thereafter, on June 26, 2006, Verizon made a management presentation to FairPoint in Boston, Massachusetts covering financial and operating aspects of the Northern New England business.

        Negotiations progressed, and, from June 27 to June 29, FairPoint's working team and its bankers and attorneys conducted due diligence in Verizon's data room in Dallas, Texas.

        On July 12, 2006, FairPoint gave a management presentation to Verizon and its financial advisor, Merrill Lynch, Pierce Fenner & Smith Incorporated, referred to herein as Merrill Lynch, covering financial and operational aspects of FairPoint's business at FairPoint's headquarters in Charlotte, North Carolina. Two weeks later, on July 26, 2006, FairPoint's management had a conference call with FairPoint's board to discuss Lehman Brothers' and Morgan Stanley's preliminary analyses of valuation, projected free cash flow accretion/dilution and pro forma impact of the proposed transaction on FairPoint. Thereafter, on July 31, 2006, the management of FairPoint had a conference call with representatives of Lehman Brothers and Morgan Stanley to follow up on issues raised by the board of directors regarding due diligence and transaction structure.

        On September 1, 2006, FairPoint's key managers met to discuss all aspects of the proposed transaction and its implications on FairPoint's existing operations.

        On September 11, 2006 and September 14, 2006, Eugene Johnson and John Diercksen met again in Charlotte, North Carolina to discuss the progress of due diligence and negotiate further on open issues.

        At a meeting on September 18, 2006, John Crowley, Executive Vice President and Chief Financial Officer of FairPoint, reviewed for FairPoint's board of directors other possible alternative acquisitions to the proposed transaction. At the board meeting on the following day, after extensive discussion, a decision was reached not to proceed with the deal under the terms then being proposed by Verizon. The board of directors particularly objected to Verizon's proposal that FairPoint assume significant retiree obligations. After the meeting, Eugene Johnson informed Verizon and its financial advisor, Merrill Lynch, that FairPoint's board of directors had concluded that FairPoint was not prepared to pursue the transaction based on the terms then being proposed by Verizon.

        On September 29, 2006 and October 17, 2006 at John Diercksen's invitation, Eugene Johnson met with him in New York City to discuss in further detail various material terms of the transaction and the parties' positions on open issues.

        On October 18, 2006, Eugene Johnson had a conference call with FairPoint's board of directors to discuss updated proposals and to review Lehman Brothers' views on revised terms, including the elimination of the requirement that FairPoint assume retiree obligations relating to pension benefits and other post-employment benefits.

        On October 30, 2006, FairPoint provided a revised counter-proposal to Verizon and, after further discussion, on November 16, 2006, FairPoint's management team met with representatives of Morgan Stanley to discuss the open issues. Further negotiations between Verizon and FairPoint ensued. On November 29, 2006, FairPoint's management team and its board of directors, with the participation of Lehman Brothers, held a conference call to discuss the status of the proposed transaction.

        On December 8, 2006, initial drafts of a merger agreement, distribution agreement and other transaction documents were submitted to FairPoint and its legal counsel, Paul, Hasting, Janofsky & Walker LLP, referred to herein as Paul Hastings, by Debevoise & Plimpton LLP, legal counsel to Verizon.

        On December 11, 2006, FairPoint's and Verizon's senior management and advisors met again in New York City to discuss the key deal points. At its meeting on December 13, 2006, FairPoint's board of directors received a report on the progress of negotiations and discussed the proposed transaction, including a projected transaction schedule.

        On December 19, 2006, John Diercksen met in New York City with Eugene Johnson and Ivan Seidenberg, Chairman and Chief Executive Officer of Verizon, to introduce the chief executive officers to each other.

        During the last two weeks of December 2006, the parties and their representatives met from time to time to negotiate the transaction documents.

        On January 2, 2007, FairPoint's board of directors met telephonically with FairPoint's management team, legal counsel and financial advisors to discuss the status of the proposed transaction. At the meeting, Paul Hastings reviewed with the FairPoint board of directors its legal duties and responsibilities in connection with the proposed transaction. Representatives of Deutsche Bank Securities Inc., referred to herein as Deutsche Bank, whose engagement as financial advisor to FairPoint was confirmed on January 4, 2007, participated in the meeting and addressed the scope of the work completed by them in connection with the evaluation of the proposed transaction and indicated that further due diligence in certain areas was required. FairPoint's management team reviewed with FairPoint's board of directors the documentation that would be required in connection with the proposed transaction, summarized the progress made in negotiating the terms of the transaction agreements and indicated that a few material terms relating to the merger agreement were still subject to negotiation. A discussion took place concerning the risks and benefits of the proposed transaction, including a requirement that FairPoint make significant transition expenditures during the period between the signing of the merger agreement and the closing of the merger, which would allow for a substantially more rapid transition, and that, if the merger failed to close, amounts so expended would have little value. FairPoint's management team discussed the status of obtaining bank financing commitments with FairPoint's board of directors. In addition, a thorough discussion took place concerning certain aspects of the possible transaction, including the impact on FairPoint's cash position and the effect on its ability to continue to pay dividends if the proposed transaction were not to close, the impact on FairPoint's cash position of the proposed sale of its Orange County–Poughkeepsie limited partnership interest, the "no-shop" and "fiduciary out" provisions contained in the draft merger agreement and the circumstances under which FairPoint would be required to pay a "break-up" fee and reimburse certain expenses to Verizon, synergies expected to be derived from the business combination and financial aspects of the proposed transaction.

        On January 10, 2007, FairPoint's board of directors met telephonically to discuss various matters relating to the proposed transaction. Prior to this meeting, the board members had received a variety of background materials for their review, including the most recent drafts of the transaction agreements, drafts of bank financing commitment letters and presentation materials of FairPoint's management team. At the meeting, FairPoint's management team discussed with FairPoint's board of directors the material terms of the proposed transaction, including issues still being negotiated and issues relating to the transition services agreement and the master services agreement to be entered into with Capgemini, U.S. LLC, referred to herein as Capgemini, the regulatory closing conditions contained in the merger agreement and the adequacy of the proposed amount of Spinco's closing date working capital. FairPoint's management team then reviewed its presentation materials with the board of directors. Thereafter, Paul Hastings summarized the principal terms of the merger agreement, the distribution agreement, the tax sharing agreement, the transition services agreement, the employee matters agreement and the intellectual property agreement, as the agreements stood at that time, and the material open issues that remained to be resolved in negotiations. FairPoint's management team described the material terms of the interest purchase agreement relating to the sale of the Orange County-Poughkeepsie limited partnership interest. FairPoint's management team updated FairPoint's board of directors on the results of due diligence. At the conclusion of these various presentations and discussions, further discussions ensued concerning the proposed transaction, including a discussion of the risks and benefits of the proposed transaction, regulatory considerations in connection with the proposed transaction, the financial effect on FairPoint if the proposed transaction failed to close, the level of FairPoint's debt after the merger, the effect of the proposed transaction on employees and customers of FairPoint and Spinco, and the board composition of the combined company. Representatives of Deutsche Bank reviewed with FairPoint's board of directors the financial terms of the proposed transactions as of that date and a preliminary financial analysis as of that date of the aggregate merger consideration to be delivered by FairPoint in respect of all of the shares of Spinco common stock pursuant to the draft merger agreement. The process involved with obtaining bank financing commitments and the material considerations taken into account in evaluating the proposed terms of such commitments were also discussed.

        On January 14, 2007, FairPoint's board of directors met at Paul Hastings' offices in New York City, to consider and act upon the proposed transaction. Prior to this meeting, FairPoint's board of directors had received various materials, including substantially final drafts of the transaction documents. During this meeting, Paul Hastings reviewed with FairPoint's board of directors the legal duties and responsibilities of FairPoint's board of directors in connection with the proposed transaction. A discussion took place concerning the risks and benefits of the proposed transaction, including those involved with FairPoint making significant transition expenditures during the period between the signing of the merger agreement and the closing of the merger, which would allow for a substantially more rapid transition, and that, if the merger failed to close, amounts so expended would have minimal value and that this would have a negative impact on FairPoint's ability to pay dividends at historical rates to its stockholders. A discussion ensued concerning the future prospects of FairPoint on a standalone basis relative to those that would result from the merger. FairPoint's management team discussed with FairPoint's board of directors the current and historical financial condition and results of operations of FairPoint and other rural wireline telecommunications carriers, and specifically the facts that FairPoint, consistent with the rest of the wireline telecommunications industry, had experienced a decline in its number of access lines and flat-to-declining organic growth, and that these trends did not appear likely to reverse in the future, absent the addition of new access lines and revenues resulting from acquisitions. FairPoint's management team discussed with the board of directors the reliance of FairPoint on regulated revenue streams, predominantly interstate and intrastate access revenues, as well as payments from the Universal Service Fund, and that such revenue streams were likely to continue declining. Additionally, FairPoint's board of directors discussed the increased competitive activity experienced by FairPoint from cable television providers, wireless carriers and other competitive local exchange carriers and the fact such competition might increase in the future with the advent of new technologies and applications, such as VoIP. FairPoint's management team then provided an update on the material terms and provisions of the transaction agreements, including a description of the changes to the transaction agreements that had been negotiated since the last meeting of FairPoint's board of directors, and indicated that each of the transaction agreements was substantially in final form. FairPoint's management team updated the board of directors on the results of due diligence and related matters. Representatives of Deutsche Bank then reviewed with FairPoint's board of directors Deutsche Bank's financial analysis of the aggregate merger consideration to be delivered by FairPoint in respect of all of the shares of Spinco common stock pursuant to the merger agreement, and delivered to FairPoint's board of directors an oral opinion (which was confirmed by delivery of a written opinion dated January 15, 2007) to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the aggregate merger consideration to be delivered by FairPoint in respect of all of the shares of Spinco common stock pursuant to the merger agreement was fair, from a financial point of view, to FairPoint and the holders of FairPoint common stock. Following a thorough discussion of the proposed transaction (including discussions relating to the fees and expenses payable by FairPoint and Verizon as provided for in the transaction agreements and the material terms of the bank financing commitment agreements), FairPoint's board of directors unanimously voted to approve the merger and the transaction agreements and authorized FairPoint's management to take certain actions designed to accomplish the transactions contemplated by the transaction agreements and enter into the master services agreement and the bank commitment letters and the backstop facility.

        On January 15, 2007, the board of directors of Verizon met to consider and approve the proposed transaction.

FairPoint's Reasons for the Merger

        The following discussion of the information and factors discussed by FairPoint's board of directors is not meant to be exhaustive but is believed to include all material factors considered by it in reaching its determination that the merger is fair to and in the best interests of FairPoint and its stockholders. The board of directors did not quantify or assign any particular weight to the various factors that it considered in reaching such determination. Rather, the board of directors viewed its position as being based on the totality of the information presented to and considered by it. As a result of the consideration of the foregoing and other relevant considerations, the board of directors determined that the merger, including the terms of the merger agreement, the distribution agreement, the transition services agreement and the other agreements relating to the merger, are fair to, and in the best interests of, FairPoint and its stockholders.

        In reaching its recommendation, FairPoint's board of directors considered the future prospects of FairPoint on a standalone basis relative to those that would result from the merger. The board of directors analyzed the current and historical financial condition and results of operations of FairPoint and other rural wireline telecommunications carriers, and specifically the facts that FairPoint, consistent with the rest of the wireline telecommunications industry, had experienced a decline in its number of access lines and flat to declining organic growth, and that these trends did not appear likely to reverse in the future, absent the addition of new access lines and revenues resulting from acquisitions. The board of directors also considered the heavy reliance of FairPoint on regulated revenue streams, predominantly interstate and intrastate access revenues, as well as payments from the Universal Service Fund, and acknowledged that such revenue streams were likely to continue declining in the future. The board of directors also considered the increased competitive activity experienced by FairPoint from cable television providers, wireless carriers and other competitive local exchange carriers and the fact such competition may increase in the future with the advent of new technologies and applications, such as VoIP. In analyzing the benefits of the proposed merger, the board of directors considered FairPoint's prospects and strategic objectives, which are to: (1) increase revenues, (2) improve the dividend payout ratio, (3) gain efficiencies from its business model through increased size and scale and (4) grow by acquisition.

        In addition, FairPoint's board of directors considered the strategic options available to FairPoint, including other potential transactional opportunities, and the risks and uncertainties associated with such alternatives. However, the board of directors did not believe there were available transactions that would produce similar or better results for FairPoint's stockholders in the same timeframe as the proposed merger. The board of directors also discussed whether an auction of FairPoint would produce a better outcome for FairPoint's stockholders, and it was the consensus of the board of directors that an auction was not likely to produce a more attractive offer.

        FairPoint's board of directors also considered Deutsche Bank's financial presentation, including its opinion delivered to FairPoint's board of directors, to the effect that, as of the date of that opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the aggregate merger consideration to be delivered by FairPoint in respect of all of the shares of Spinco common stock pursuant to the merger agreement was fair, from a financial point of view, to FairPoint and the holders of FairPoint common stock. This financial presentation and opinion are more fully described below under the caption "The Merger—Opinion of Deutsche Bank Securities Inc., Financial Advisor to FairPoint."

        Given the FairPoint-specific and industry risks discussed above, and trends in the industry in which FairPoint operates, FairPoint's board of directors determined FairPoint would have a better opportunity to achieve its objectives and enhance stockholder value through a transaction with Verizon given, among other factors, the following:

  Increased Size and Economies of Scale

  •
  The combined company should have greater financial flexibility to develop and deploy new products, expand the capacity of its network and respond to competitive pressures.

  •
  The increased size, economies of scale and total capabilities of the combined company are expected to enable it to improve the cost structure for its products and services, enhance its ability to offer services, compete profitably and better support its dividend policy.

  •
  The merger would create a better opportunity for product diversification (video and wireless) due to the higher density of the customer base of the combined company resulting from the merger.

  •
  The merger would improve the combined company's acquisition platform which should allow it to generate even more synergies from follow-on acquisitions.

  Improved Financial Profile

  •
  The pro forma capital structure of the combined company would result in lower debt leverage, which should reduce the overall financial risk of the combined company.

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  The capital structure of the combined company should create a more sustainable dividend policy through a reduction in anticipated dividends as a percentage of available free cash flow.

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  The increased market capitalization for the combined company would improve float, liquidity and ultimately investor mix.

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  Strong cash flow generation would allow the combined company to reduce debt over time.

  Improved Revenue Mix

  •
  The merger would result in a revenue stream more reliant on marketing and sales success than upon support revenues driven by existing regulatory policy.

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  Interstate and intrastate access revenues plus Universal Service Fund revenues on a pro forma basis would move from 50% of FairPoint's total revenues to less than 25% of the total revenues of the combined company following the merger.

  •
  The merger would reduce the impact from the expected reduction in access rates and access minutes of use, as both become a smaller percentage of total revenues of the combined company.

  Value Creation Opportunity

  •
  The cost of the assets to be contributed to Spinco prior to the merger would be less than the estimated discounted cash flow values of such assets.

  •
  The transaction cost represents attractive economic dynamics as FairPoint's stockholders would hold 40% of the common stock of the combined company while FairPoint's existing operations would represent only 18% and 24% of the revenue and EBITDA, respectively, of the combined company based on 2005 financial results.

  •
  FairPoint believes the merger would create meaningful synergy opportunities for its business.

  Regional Focus

  •
  The merger would produce a more attractive geographic footprint.

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  The location of more customers in a single region would simplify operations, create synergistic advertising/branding opportunities and simplify regulatory policy administration.

  Experienced and proven management team

  •
  The existence of a skilled management team at FairPoint having a proven track record of delivering financial results, a great breadth of experience in the communications industry and a deep commitment to providing quality communications services to customers. FairPoint's management team has successfully integrated 35 business acquisitions since 1993, improving revenues and cash flow significantly while enhancing service quality and broadening service offerings. In addition, the combined company would benefit from the experience and skill of the Spinco management team.

  Cost Savings

  •
  The potential positive financial impact resulting from such a combination (including, without limitation, the expected achievement of annual net cost savings from the combination) which would benefit FairPoint's stockholders.

FairPoint Board of Directors' Recommendation to FairPoint Stockholders

        FairPoint's board of directors has unanimously approved the merger agreement and unanimously recommends that FairPoint's stockholders vote FOR the proposal to adopt the merger agreement and approve the issuance of FairPoint's common stock pursuant to the merger agreement, which is necessary to effect the merger.

Opinion of Deutsche Bank Securities Inc., Financial Advisor to FairPoint

        Deutsche Bank has acted as financial advisor to FairPoint in connection with the merger. At the January 14, 2007 meeting of the FairPoint board of directors, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing as of January 15, 2007, to FairPoint's board of directors to the effect that, as of the date of that opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the aggregate merger consideration to be delivered by FairPoint in respect of all of the shares of Spinco common stock pursuant to the merger agreement was fair, from a financial point of view, to FairPoint and the holders of FairPoint common stock.

        The full text of Deutsche Bank's written opinion, dated January 15, 2007, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. FairPoint stockholders are urged to read the opinion of Deutsche Bank in its entirety. The summary of Deutsche Bank's opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its opinion.

        Deutsche Bank's opinion was provided to the FairPoint board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of FairPoint common stock as to how to vote with respect to the merger. The opinion is limited to the fairness from a financial point of view to FairPoint and to FairPoint stockholders of the aggregate merger consideration to be delivered by FairPoint in respect of all of the shares of Spinco common stock pursuant to the merger agreement, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by FairPoint to engage in the transaction.

        In connection with Deutsche Bank's role as financial advisor to FairPoint, and in arriving at its opinion, Deutsche Bank, among other things, reviewed certain publicly available financial and other information concerning FairPoint and Verizon and certain internal analyses and other information furnished to it by FairPoint and Verizon. Deutsche Bank also held discussions with members of the senior management of FairPoint and Verizon regarding FairPoint and Spinco, respectively, and the prospects of the two companies and the joint prospects of a combined company. In addition, Deutsche Bank:

  •
  reviewed the reported prices and trading activity for FairPoint common stock;

  •
  compared certain financial information for FairPoint and Spinco with similar information for certain other companies whose securities are publicly traded;

  •
  reviewed the financial terms of certain recent business combinations, which it deemed comparable in whole or in part;

  •
  reviewed the terms of the merger agreement and certain related documents, including the distribution agreement; and

  •
  performed such other studies and analyses and considered such other factors as it deemed appropriate.

        In preparing its opinion, Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning FairPoint, Verizon or Spinco, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of FairPoint, Verizon or Spinco. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by FairPoint to be achieved as a result of the merger, referred to in this section as the synergies, made available to Deutsche Bank and used in its analysis, Deutsche Bank assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of FairPoint management as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of these forecasts and projections, including the synergies, or the assumptions on which they were based. The opinion of Deutsche Bank was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of its opinion. In connection with its engagement, Deutsche Bank was not asked to solicit, and accordingly did not solicit, any indications of interest from third parties with respect to the merger or any alternative to the merger.

        For purposes of rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis, the representations and warranties of FairPoint, Verizon and Spinco contained in the merger agreement were true and correct, that FairPoint, Verizon and Spinco will each perform all of the covenants and agreements to be performed by it under the merger agreement and all conditions to the obligation of each of FairPoint, Verizon and Spinco to consummate the merger will be satisfied without any waiver thereof. Deutsche Bank also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either FairPoint, Spinco or Verizon is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on FairPoint or Spinco or materially reduce the contemplated benefits of the merger to FairPoint. Deutsche Bank also assumed that that the contribution, the distribution and all of the transactions described in the distribution agreement will be consummated in accordance with the terms of the distribution agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Verizon or Spinco. In addition, Deutsche Bank was informed by FairPoint, and accordingly assumed for purposes of its opinion, that the merger, the contribution, the distribution and the other transactions contemplated by the merger agreement will qualify for the intended tax-free treatment as set forth in the merger agreement and the distribution agreement.

        Set forth below is a summary of the material financial analyses performed by Deutsche Bank in connection with rendering its opinion and reviewed with FairPoint's board of directors at its meeting on January 14, 2007.

  Standalone Valuation Analyses

        In conducting its analysis, Deutsche Bank used various methodologies to review the valuation of each of FairPoint and Spinco on a stand-alone basis, as well as the relative valuation of FairPoint and Spinco as compared to the proposed equity ownership split in the combined company resulting from the merger. Specifically, Deutsche Bank conducted analyses of selected publicly traded companies, selected precedent transactions, discounted cash flow, implied percentage ownership, and relative contribution to the combined company.

        Analysis of Selected Publicly Traded Companies.    Deutsche Bank compared certain financial and operating information and commonly used valuation measurements for FairPoint to corresponding information and measurements for a group of eight publicly traded companies that participate predominantly, or in part, in the regional telecommunications industry. The selected publicly traded companies were AT&T, CenturyTel, Citizens Communications, Consolidated Communications, Embarq, Iowa Telecommunications, Qwest Communications and Windstream, referred to in this section as the selected companies. Specifically, Deutsche Bank focused on two multiples: (i) ratios of enterprise value (defined as common equity market value plus debt, less cash) to EBITDA (defined as earnings before interest expense, income taxes and depreciation and amortization); and (ii) ratios of equity value (defined as common equity market prices per share) to levered free cash flow, referred to in this section as LFCF (defined as EBITDA less capital expenditures, interest expenses and taxes). Enterprise values and equity values were adjusted to exclude the net present value of future taxes shielded by net operating losses, referred to herein as NOLs. Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information and third-party publicly available research. All market data was as of January 12, 2007.

        Based on Deutsche Bank's review of several operating metrics involving access line growth, organic line loss and access line equivalents and Deutsche Bank's knowledge of the wireline communications industry, Deutsche Bank viewed Consolidated Communications and Windstream as the most comparable to FairPoint and Embarq and Qwest Communications as the most comparable to Spinco. Deutsche Bank then created a reference range for each of the valuation parameters for each of FairPoint and Spinco, comprised, as for FairPoint, of the high and the low of each of the trading multiples as between Consolidated Communications, Windstream and FairPoint and, as to Spinco, of the trading multiples as between Embarq and Qwest Communications. The following table presents the most relevant analysis of the selected publicly traded companies:

	All Selected Companies	FairPoint	Spinco
Enterprise Value as a Multiple of:		Reference Range	Reference Range
Range
2006E EBITDA	5.2x-8.9x	7.1x-8.9x	5.2x-6.5x
2007E EBITDA	5.6-9.0	7.1-9.0	5.6-6.5
2008E EBITDA	5.7-9.2	7.3-9.2	5.7-6.4
2007E LFCF	9.0-17.8	9.1-11.8	9.0-12.2
2008E LFCF	9.1-12.6	9.1-12.1	9.2-11.5

        None of the companies utilized as a comparison is identical to FairPoint or Spinco. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which FairPoint and Spinco are being compared.

        Analysis of Selected Precedent Transactions.    Deutsche Bank reviewed the financial terms, to the extent publicly available, of eight announced mergers and acquisition transactions announced between October 2001 and December 2006 involving companies with operations similar to those of FairPoint, referred to herein as the selected transactions. The selected transactions were (listed by acquiror/target and month and year announced):

  •
  CenturyTel/Madison River (December 2006)

  •
  Citizens Communications/Commonwealth Telephone (September 2006)

  •
  ALLTEL Wireline / Valor Telecom (May 2006)

  •
  The Carlyle Group / Verizon Communications—Hawaii (May 2004)

  •
  Consolidated Communications / TXU Communications (January 2004)

  •
  Homebase Acquisition Corp. / Illinois Consolidated Telephone Co. (July 2002)

  •
  ALLTEL / Verizon—Kentucky (October 2001)

  •
  CenturyTel / Verizon—Missouri, Alabama (October 2001)

        Deutsche Bank calculated various financial multiples based on certain publicly available information for each of the selected transactions. Specifically, in performing this analysis, Deutsche Bank determined the multiples of enterprise value (defined as common equity market value plus debt, less cash) to the last twelve months, referred to in this section as LTM of EBITDA. When publicly available, synergies expected from the transaction were included. The following table presents the results of this analysis:

	Enterprise Value/LTM EBITDA
Selected Transactions	Without synergies		With synergies
Low	6.8	x	5.8	x
High	8.4		7.2
Median	7.1		6.6

        Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and because of the inherent differences between the operations and financial conditions of FairPoint and Spinco and the companies involved in the selected transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences between the characteristics of these transactions and the merger that could affect the value of the subject companies and FairPoint.

        Discounted Cash Flow Analysis of FairPoint.    Deutsche Bank performed a discounted cash flow analysis for FairPoint on a stand-alone basis based on financial estimates for 2007 through 2012 provided to Deutsche Bank by FairPoint management. Deutsche Bank calculated the discounted cash flow values for FairPoint as the sum of the net present values of (i) the estimated future cash flow that FairPoint would generate for the years 2007 through 2012, plus (ii) the value of FairPoint at the end of such period, plus (iii) the value of any FairPoint NOLs. The terminal values of FairPoint were calculated based on projected EBITDA for 2012 and a range of exit multiples of 7.0x and 9.0x. Deutsche Bank used discount rates ranging from 6.0% to 8.0%. Deutsche Bank used such discount rates based on its judgment of the estimated weighted average cost of capital of the selected companies, and used such multiples based on its review of the trading characteristics of the common stock of the selected companies. Based on financial estimates provided by FairPoint management, Deutsche Bank's analysis indicated implied equity value reference ranges set forth below, as compared to the fully-diluted market capitalization of FairPoint of $658 million as of January 12, 2007.

        FairPoint management provided Deutsche Bank with separate forecasts for FairPoint reflecting potential scenarios for projected growth assuming that FairPoint does not consummate a transaction with Spinco. FairPoint management assumed in the first set of financial estimates for 2007 through 2012 that FairPoint would not engage in acquisitions of other companies during that time period. This analysis indicated an implied equity value reference range for FairPoint of $302 million to $523 million. The second set of FairPoint management estimates assumed a pre-tax annual cost savings of $6.6 million attributable to internal corporate restructuring, provided that FairPoint does not engage in acquisitions during the period between 2007 and 2012, resulting in an implied equity value reference range for FairPoint of $354 million to $589 million. The final set of FairPoint management estimates for the period 2007 through 2012 assumed that FairPoint continued with its current pace of acquisitions of companies and access lines during the period between 2007 and 2012, which indicated an implied equity value reference range for FairPoint of $330 million to $672 million.

        Discounted Cash Flow Analysis of Spinco.    Deutsche Bank performed a discounted cash flow analysis for Spinco on a stand-alone basis based on financial estimates for 2007 through 2012 provided by FairPoint. FairPoint management's financial estimates for 2007 through 2012 assumed that FairPoint will make certain capital investments related to the Spinco business after the execution of the merger agreement. Deutsche Bank calculated the discounted cash flow values for Spinco as the sum of the net present values of (i) the estimated future cash flow that Spinco would generate for the years 2007 through 2012, plus (ii) the value of Spinco at the end of that period. The terminal values of Spinco were calculated based on projected EBITDA for 2012 and a range of exit multiples of 5.0x and 7.0x. Deutsche Bank used discount rates ranging from 6.0% to 8.0%. Deutsche Bank used those discount rates based on its judgment of the estimated weighted average cost of capital of the selected companies, and used the exit multiples described above based on its review of the trading characteristics of the common stock of the selected companies. The analysis indicated an implied equity value reference range for Spinco of $590 million to $1,375 million, as compared to $997 million, which is the implied equity value of Spinco based on the FairPoint common stock price of $18.54 as of January 12, 2007 and the proposed equity ownership split in the combined company resulting from the merger.

  Relative Valuation Analyses

        Implied Percentage Ownership Analysis.    Based on the implied valuations for each of FairPoint and Spinco derived above under "—Analysis of Selected Publicly Traded Companies", "—Discounted Cash Flow Analysis of FairPoint" and "—Discounted Cash Flow Analysis of Spinco" (including, with respect to FairPoint, the three separate forecasts to reflect potential scenarios for projected growth in the event the transaction with Spinco is not consummated), Deutsche Bank calculated an implied ownership valuation range for FairPoint in the combined company and compared it with the proposed equity ownership split in the combined company to result from the merger. For each analysis referred to above, Deutsche Bank calculated the low end of each implied equity ownership valuation range assuming the lowest implied equity value for FairPoint and the highest implied equity value for Spinco derived from each valuation analysis. Deutsche Bank calculated the high end of each implied equity ownership valuation range assuming the highest implied equity value for FairPoint and the lowest implied equity value for Spinco derived from each valuation analysis. The implied equity ownership percentage of FairPoint in the combined company to result from the merger of 39.6% was compared with FairPoint's implied equity ownership valuation range set forth below:

FairPoint Implied Equity Ownership Valuation Range
Selected Publicly Traded Company Analysis
2006E EBITDA	21%–41%
2007E EBITDA	21–39
2008E EBITDA	23–37
2007E LFCF	19–29
2008E LFCF	23–32
Discounted Cash Flow Analysis
Projecting no FairPoint acquisitions	18%–47%
Projecting no FairPoint acquisitions plus cost savings	20–50
Projecting FairPoint's current pace of acquisitions	19–53

        Contribution Analysis.    Deutsche Bank analyzed FairPoint's and Spinco's relative financial contribution to the combined company with respect to the relative contribution of enterprise value, revenue, EBITDA, levered free cash flow and net income based on estimates and projections provided by FairPoint management. This was compared to the proposed equity ownership split in the combined company to result from the merger. This analysis, with respect to FairPoint, was pro forma for FairPoint's anticipated sale of its limited partnership interest in the Orange County—Poughkeepsie Limited Partnership. The following table presents the results of this analysis:

	Implied Contribution
	FairPoint	Spinco
Enterprise Value	30.9%	69.1%
2006E Revenue	18.4	81.6
2007E Revenue	19.5	80.5
2008E Revenue	19.3	80.7
2006E EBITDA	19.9	80.1
2007E EBITDA	20.3	79.7
2008E EBITDA	21.1	78.9
2007E LFCF	24.0	76.0
2008E LFCF	25.4	74.6
2007E Net Income	23.1	76.9
2008E Net Income	25.4	74.6

        Debt-Adjusted Contribution Analysis.    Deutsche Bank also analyzed FairPoint's and Spinco's relative financial contributions to the combined company with respect to the relative contribution of enterprise value, revenue, EBITDA, levered free cash flow and net income on a debt adjusted basis based on estimates and projections provided by FairPoint management. In this analysis, the total enterprise value of the combined company was calculated using an average of trading multiples for Embarq and Qwest Communications for the Spinco equity value. This analysis, with respect to FairPoint, was pro forma for FairPoint's anticipated sale of its limited partnership interest in the Orange County—Poughkeepsie Limited Partnership. This was compared to the proposed equity ownership split in the combined company to result from merger, which was 60.4% to 39.6% in favor of Verizon shareholders who become Spinco shareholders in the distribution. The following table presents the results of this analysis:

	Implied Contribution
	FairPoint	Spinco
Equity Value	39.6%	60.4%
2006E Revenue	10.1	89.9
2007E Revenue	12.7	87.3
2008E Revenue	12.2	87.8
2006E EBITDA	14.7	85.3
2007E EBITDA	15.5	84.5
2008E EBITDA	16.9	83.1
2007E LFCF	23.7	76.3
2008E LFCF	26.5	73.5
2007E Net Income	21.7	78.3
2008E Net Income	27.2	72.8

  Combination Analysis

        Pro Forma Cash Flow Analysis.    Deutsche Bank analyzed certain pro forma effects of the merger. Based on its analysis, Deutsche Bank computed the resulting dilution/accretion to FairPoint management's estimated levered free cash flow (defined as EBITDA less mandatory debt amortization, capital expenditures, interest expenses and taxes) of the combined company for the fiscal years ending in 2007, 2008 and 2009, before and after taking into account any potential cost savings and other synergies identified by management of FairPoint that FairPoint and Spinco could achieve if the merger were consummated and before non-recurring costs relating to the merger. Deutsche Bank noted that after taking into account the potential cost savings and other synergies for the fiscal years ending 2007, 2008 and 2009, respectively, and before such non-recurring costs, the merger would be accretive to the estimated levered free cash flow of the combined company for each of the fiscal years ending 2007, 2008 and 2009.

        The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

        In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the FairPoint board of directors as to the fairness, from a financial point of view, to FairPoint and the holders of FairPoint common stock of the aggregate merger consideration to be delivered by FairPoint in respect of all of the shares of Spinco common stock pursuant to the merger agreement. The analyses did not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be purchased, which are inherently subject to uncertainty. The foregoing summary does not purport to be a complete description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion.

        In connection with its analyses, Deutsche Bank made, and was provided by FairPoint management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of FairPoint, Verizon and Spinco. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of FairPoint, Verizon or Spinco or their respective advisors, neither FairPoint nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

        The terms of the merger were determined through negotiations between FairPoint and Verizon and were approved by the FairPoint board of directors. Although Deutsche Bank provided advice to FairPoint during the course of these negotiations, the decision to enter into the merger agreement was solely that of the FairPoint board of directors. As described above, the opinion and presentation of Deutsche Bank to the FairPoint board of directors were only one of a number of factors taken into consideration by the FairPoint board of directors in making its determination to approve the merger. Deutsche Bank's opinion was provided to the FairPoint board of directors to assist it in connection with it consideration of the merger and does not constitute a recommendation to any holder of FairPoint common stock as to how to vote with respect to the merger.

        FairPoint selected Deutsche Bank as financial advisor in connection with the merger based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. FairPoint has retained Deutsche Bank pursuant to a letter agreement dated January 4, 2007, referred to herein as the engagement letter. As compensation for Deutsche Bank's services in connection with the merger, FairPoint paid Deutsche Bank a cash fee of $2 million upon the delivery of the Deutsche Bank opinion. FairPoint has also agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank's counsel and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. FairPoint has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

        Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, together with its affiliates, referred to in this section as the DB Group. One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to FairPoint or its affiliates for which it has received compensation, including acting as (1) joint lead arranger and administrative agent for FairPoint's February 2005 $588.5 million term loan facility due 2012 and $100.0 million revolving credit facility due 2011 and the September 2005 and January 2007 (following the date of Deutsche Bank's opinion) amendments thereof, and in connection with the merger the potential backstop facility commitment (as defined in the merger agreement) and (2) joint bookrunner for FairPoint's $462.5 million February 2005 initial public offering. In addition, following the date of Deutsche Bank's opinion, members of the DB Group agreed to provide a portion of the financing for the merger. One or more members of the DB Group may in the future provide investment banking, commercial banking (including extension of credit) and other financial services to FairPoint, Verizon or their respective affiliates, and in the future may receive fees for the rendering of these services. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of FairPoint and Verizon for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Verizon's Reasons for the Spin-Off and the Merger

        As part of Verizon's periodic review process, Verizon management reviews its portfolio of assets to evaluate its current structure and composition, to determine whether changes might be advisable, and to look for attractive ways to add value for its stockholders. Verizon also regularly receives expressions of interest in its access line properties. When those expressions are credible, Verizon investigates and evaluates the proposals to satisfy its fiduciary responsibility to stockholders. The decision to pursue the proposed transaction involving the transfer of Verizon's local exchange business in Maine, New Hampshire and Vermont followed the receipt of an inquiry from a third party interested in acquiring those operations and the solicitation of indications of interest from FairPoint and other parties.

        Verizon's board of directors consulted with its financial and legal advisors and considered a wide variety of factors in deciding whether to approve the spin off and the merger with FairPoint and certain related transactions. These factors included:

  •
  Verizon's belief that its strategic position would be enhanced by the transactions because Verizon's current strategy is focused on creating value for its stockholders by bringing broadband service to its customers and the transactions would allow Verizon to focus more intently on transitioning its traditional wireline customer base to broadband.

  •
  Verizon's expectation that the Verizon Group will receive a special dividend and Spinco securities, which it may use either to reduce approximately $1.7 billion of the debt of members of the Verizon Group or repurchase Verizon common stock.

  •
  The potential value, as determined by evaluating pre- and post-transaction discounted cash flows and the valuation of comparable businesses, of the approximately 60% of the combined company that Verizon stockholders will own after the spin off and merger.

  •
  The tax-efficient structure for Verizon's stockholders of the proposed spin off and immediate merger of Spinco with FairPoint.

  •
  The benefits that might accrue to Verizon stockholders as owners of common stock of FairPoint after the merger, including specifically that FairPoint intends to continue its existing dividend policy after the merger.

        Verizon also considered the potential risks associated with the spin off and merger, including that the anticipated benefits of the merger could fail to occur and the ability of FairPoint to operate the business of the combined company.

Board of Directors and Management of the Combined Company

        There are currently five directors serving on FairPoint's board of directors, including David L. Hauser, who has been nominated for reelection at the annual meeting. There are also two vacancies on FairPoint's board of directors. The merger agreement provides that immediately prior to the effective time of the merger, the parties will take all action necessary to cause the board of directors of FairPoint to consist of nine members: up to six of whom will be initially designated by Verizon and the remainder of whom will be initially designated by FairPoint. The nine directors will be distributed evenly among the three classes of directors. None of Verizon's director nominees may be employees of Verizon, its affiliates or Cellco Partnership d/b/a/ Verizon Wireless or any of its subsidiaries. Two of Verizon's designees expected to be appointed to the FairPoint board of directors following the annual meeting are identified under "Management of the Combined Company—Board of Directors." One of FairPoint's designees will serve as Chairman of the board of directors of the combined company. FairPoint expects that one of its designees to the board of directors will be Eugene B. Johnson, its current Chairman of the board of directors and Chief Executive Officer, and that he will continue to serve as the Chairman of the board of directors of the combined company.

        The merger agreement also provides that the officers of FairPoint at the effective time of the merger will continue to be the officers of the combined company following the merger. See "Management of the Combined Company."

Ownership of FairPoint Following the Merger

        Based on the number of outstanding shares of Verizon common stock on the record date and the number of outstanding shares of FairPoint common stock on     •    , 2007, FairPoint anticipates that Verizon stockholders will collectively own approximately 60% of the outstanding shares of the combined company's common stock following the merger, prior to the elimination of fractional shares. Based on existing ownership levels, it is not expected that there will be any holders of more than 10% of the outstanding common stock of the combined company immediately following the merger.

Effects of the Merger and Spin Off on Verizon Stock Options and Other Verizon Stock-Based Awards

        The exercise price of and number of shares of Verizon common stock underlying options to purchase shares of Verizon common stock held by any current or former Verizon employee (including a Verizon employee who continues as an employee of the combined company following the spin off and the merger) will be adjusted, in an amount yet to be determined, pursuant to the terms of the applicable Verizon equity incentive plans, taking into account any decrease in the value of Verizon common stock as a result of the spin off and the merger. No adjustment will be made to the outstanding options if there is no decrease in the value of Verizon's common stock as a result of the spin off and the merger. In order to avoid adverse tax treatment for option holders under the Code, the number of shares of Verizon common stock subject to the adjusted options will be rounded down to the nearest whole share, and the per share exercise price will be rounded up to the nearest whole cent.

        Verizon restricted stock units, referred to herein as RSUs, awarded pursuant to Verizon equity incentive plans and held by any current or former Verizon employee (including a Verizon employee who continues as an employee of the combined company following the spin off and the merger) at the time of the spin off and the merger will continue to represent the right to receive the cash value equivalent of the hypothetical shares of Verizon common stock subject to the award. Each current or former Verizon employee who holds Verizon RSUs at the time of the spin off will receive additional Verizon RSUs approximately equal to the cash value of the combined company common stock that would be received with respect to each hypothetical share of Verizon common stock held by the current or former Verizon employee under the RSU program.

        Verizon performance stock units, referred to herein as PSUs, awarded pursuant to Verizon equity incentive plans and held by any current or former Verizon employee (including a Verizon employee who continues as an employee of the combined company following the spin off and the merger) at the time of the spin off and the merger will continue to represent the right to receive the cash value equivalent of the hypothetical shares of Verizon common stock subject to the award. Each current or former Verizon employee who holds Verizon PSUs at the time of the spin off will receive additional Verizon PSUs approximately equal to the cash value of the combined company common stock that would be received with respect to each hypothetical share of Verizon common stock held by the current or former Verizon employee under the PSU program.

Interests of Certain Persons in the Merger

        In considering FairPoint's board of directors' determination to approve the merger agreement and to recommend that FairPoint stockholders vote to adopt the merger agreement and approve the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement, FairPoint stockholders should be aware of potential conflicts of interest of, and the benefits available to, certain FairPoint officers. These officers may have interests in the merger that may be different from, or in addition to, the interests of FairPoint stockholders as a result of, among other things, certain payments that have been made or are expected to be made to them in connection with the merger. See "Other Compensation Arrangements."

Regulatory Approvals

  Telecommunications Regulatory Approvals

        The transactions contemplated by the merger agreement will require approval of the state regulatory agencies of the following states in their capacities as regulators of incumbent local exchange carrier operations of Verizon and FairPoint: Illinois, Maine, New Hampshire, Vermont and Virginia. Although the scope of matters that must be approved varies by state, the foregoing approvals are generally required for the transfer of Verizon's local exchange and long distance businesses in Maine, New Hampshire, and Vermont to companies to be controlled by FairPoint, which will be deemed to occur in connection with the contribution and distribution transactions and the merger described elsewhere in this proxy statement/prospectus.

        In January 2007, Verizon and FairPoint completed the filing of the applications in Maine, New Hampshire, and Vermont that were required to be filed prior to completion of the merger. FairPoint filed the necessary application in Illinois in March 2007. FairPoint expects to file the necessary application in Virginia in April 2007. The parties expect that the state regulatory agencies in these four states will make a determination on these applications by the end of November 2007. Following the filing of such applications in these five states, other parties such as consumer groups, labor unions, competitors, and consumer advocates have filed petitions to intervene raising concerns or objecting to the transaction. After the filing of the applications and petitions to intervene, state law or administrative rule allows regulators in certain states discretion on whether to conduct hearings on the matters. The parties are conducting discovery, preparing and filing testimony and briefs to further support the applications, and attending hearings on the matters. Following the conclusion of the applicable state procedures, each state regulatory agency will make a determination on the application for its state. These state approvals generally require the parties to demonstrate that the transactions are for a proper purpose and are consistent with the public interest, convenience, and necessity, and that the combined company will have the financial, technical, and managerial abilities to provide reasonable service to the public in such state. Within 30 days following completion of the merger, the combined company will also be required to file a post transaction notice with the Alabama Public Service Commission.

        The parties believe that the transactions will produce benefits for the states in which the combined company will conduct its operations, the citizens of those states, and the customers of the telecommunications businesses of FairPoint. While the parties believe that the transactions satisfy the applicable regulatory standards for the foregoing approvals, there can be no assurance that the state regulators will grant such approvals or will not attempt to impose conditions to such approvals.

        In addition, under the Communications Act of 1934, as amended, the Federal Communications Commission must approve the merger and the transfer of Federal Communications Commission licenses and authorizations held by Spinco subsidiaries. Verizon and FairPoint filed applications for consent to transfer assets, customer relationships, licenses, and authorizations in January and February 2007.

        Each party's obligations to complete the merger are subject to receipt of the consents of the above-referenced state regulatory agencies and the Federal Communications Commission, in each case, without the imposition of conditions that would reasonably be expected to have a material adverse effect on Verizon and FairPoint. The merger agreement provides that each party to the merger agreement, subject to customary limitations, will use its reasonable best efforts to take promptly all actions and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable laws and regulations to consummate the merger and the transactions contemplated by the merger agreement. Verizon and FairPoint also agreed to use all reasonable efforts to resolve any objections or challenges from a regulatory authority.

  Anti-trust Approvals

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to as the Hart-Scott-Rodino Act, and the rules promulgated under that act by the Federal Trade Commission, the merger may not be completed until notifications have been given and information furnished to the Federal Trade Commission and to the Antitrust Division of the Department of Justice and the specified waiting period has been terminated or has expired. FairPoint and Spinco each filed notification and report forms under the Hart-Scott-Rodino Act with the Federal Trade Commission and the Antitrust Division on March 23, 2007. At any time before or after completion of the merger, the Federal Trade Commission or the Antitrust Division could take any action under the antitrust laws that it deems necessary or desirable in the public interest, including seeking to enjoin completion of the spin off and the merger or seeking divestiture of substantial assets of FairPoint or Spinco. The spin off and the merger are also subject to review under state antitrust laws and could be the subject of challenges by private parties under the antitrust laws.

Accounting Treatment

        SFAS 141 "Business Combinations" requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the merger transaction between FairPoint and Spinco, the entity that issues the interests (FairPoint in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

  •
  The relative voting interests in the combined company after the combination. In this case, stockholders of Verizon will receive approximately 60% of the equity ownership and associated voting rights in the combined company, prior to the elimination of fractional shares.

  •
  The composition of the governing body of the combined company. In this case the merger agreement provides that the composition of the combined company's board of directors immediately following the merger will consist of nine directors, up to six of whom will be initially designated by Verizon and the remainder of whom will be initially designated by FairPoint.

  •
  The composition of the senior management of the combined company. In this case, the combined company's senior management following the merger will be the same as FairPoint's current management team.

        While FairPoint is the legal acquiror and surviving registrant in the merger, Spinco is determined to be the accounting acquiror in this combination based on the facts and circumstances outlined above. Spinco will apply purchase accounting to the assets and liabilities of FairPoint upon consummation of the merger. Upon completion of the merger, the historical financial statements of the combined company will be those of Spinco.

Federal Securities Law Consequences: Resale Restrictions

        FairPoint common stock issued pursuant to the merger agreement will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Verizon stockholder who may be deemed to be an "affiliate" of FairPoint for purposes of Rule 145 under the Securities Act. The merger agreement requires Spinco to use its commercially reasonable efforts to cause its affiliates to agree not to transfer any FairPoint common stock received pursuant to the merger agreement except in compliance with the resale provisions of Rule 144 or 145 under the Securities Act or as otherwise permitted under the Securities Act.

No Appraisal Rights

        None of FairPoint, Spinco or Verizon stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the merger.

Listing

        After the merger, shares of common stock of FairPoint, as the combined company, will continue to trade on the New York Stock Exchange under the symbol "FRP."

Dividend Policy of FairPoint and the Combined Company

  General

        FairPoint's board of directors has adopted a dividend policy under which a substantial portion of the cash generated by its business in excess of operating needs, interest and principal payments on its indebtedness, dividends on its future senior classes of capital stock, if any, capital expenditures, taxes, and future reserves, if any, would in general be distributed as regular quarterly dividend payments to the holders of FairPoint's common stock, rather than retained by FairPoint and used for other purposes, including to finance growth opportunities. This policy reflects FairPoint's judgment that its stockholders would be better served if the company distributed to them such substantial portion of the excess cash generated by its business instead of retaining it in its business. However, FairPoint's stockholders may not receive any dividends as a result of the following factors:

  •
  nothing requires FairPoint to pay dividends;

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  while FairPoint's current dividend policy contemplates the distribution of a substantial portion of its cash in excess of operating needs, interest and principal payments on its indebtedness, dividends on its future senior classes of capital stock, if any, capital expenditures, taxes and future reserves, if any, this policy could be modified or revoked by FairPoint's board of directors at any time;

  •
  even if FairPoint's dividend policy were not modified or revoked, the actual amount of dividends distributed under this policy and the decision to make any distributions are entirely at the discretion of FairPoint's board of directors;

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  the amount of dividends distributed is subject to covenant restrictions under FairPoint's credit facility;

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  the amount of dividends distributed is subject to restrictions under Delaware law;

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  FairPoint's stockholders have no contractual or other legal right to receive dividends; and

  •
  FairPoint may not have enough cash to pay dividends due to changes in FairPoint's cash from operations working capital requirements and/or anticipated cash needs.

        FairPoint believes that its dividend policy limits, but does not preclude, the company's ability to pursue growth. If the combined company continues paying dividends at the level currently anticipated under this dividend policy, FairPoint expects that the combined company would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures that are significantly beyond its current expectations.

        FairPoint expects to maintain this policy for the combined company, subject to the limitations and restrictions described above and under "—Restrictions on Payments of Dividends."

  Restrictions on Payment of Dividends

        Under Delaware law, FairPoint's board of directors may declare dividends only to the extent of the company's "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of the company's net profits for the then current and/or immediately preceding fiscal year.

        FairPoint's current credit facility restricts its ability to declare and pay dividends on its common stock as follows:

  •
  FairPoint may use its cumulative distributable cash to pay dividends, but may not in general pay dividends in excess of the amount of its cumulative distributable cash. "Cumulative distributable cash" is defined in FairPoint's credit facility as the amount of "available cash" generated beginning on April 1, 2005 through the end of the company's most recent fiscal quarter for which financial statements are available and a compliance certificate has been delivered

    (a) minus the aggregate amount of dividends paid after July 30, 2005 and the aggregate amount of investments made after April 1, 2005 using such cash, (b) plus the aggregate amount of distributions received from such investments (not to exceed the amount originally invested). "Available cash" is defined in FairPoint's credit facility as Adjusted EBITDA (a) minus (i) cash interest expense (adjusted for amortization and swap interest), (ii) scheduled principal payments on indebtedness, (iii) consolidated capital expenditures, (iv) investments, (v) cash income taxes, and (vi) non-cash items excluded from Adjusted EBITDA and paid in cash and (b) plus (i) the cash amount of any extraordinary gains and gains realized on asset sales other than in the ordinary course of business and (ii) cash received on account of non-cash gains and non-cash income excluded from Adjusted EBITDA. "Adjusted EBITDA" is defined in FairPoint's credit facility as Consolidated Net Income (which is defined in the credit facility and includes distributions from investments) (a) plus the following to the extent deducted from Consolidated Net Income: provision for income taxes, consolidated interest expense, depreciation, amortization, losses on sales of assets and other extraordinary losses, certain one-time charges recorded as operating expenses related to the transactions contemplated by the merger agreement and certain other non-cash items, each as defined, (b) minus gains on sales of assets and other extraordinary gains and all non-cash items increasing Consolidated Net Income.

  •
  FairPoint may not pay dividends if a default or event of default under its credit facility has occurred and is continuing or would exist after giving effect to such payment, if its leverage ratio is above 5.25 to 1.00 or if FairPoint does not have at least $10 million of cash on hand (including unutilized commitments under its credit facility's revolving facility).

        FairPoint's credit facility also permits it to use available cash to repurchase shares of its capital stock, subject to the same conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a more detailed description of FairPoint's credit facility and these restrictions.

        FairPoint expects that the combined company's new credit facility will restrict the ability of the combined company to declare and pay dividends on its common stock as follows:

  •
  with respect to the first two regular quarterly dividend payments following the closing date of the merger, the combined company will be permitted to make such payments to its stockholders consistent with FairPoint's past practice in an aggregate amount not to exceed $80 million, so long as no there is no default or event of default under the new credit facility;

  •
  the aggregate amount of dividends and other payments in respect of capital stock, payments and modifications of subordinated debt instruments and investments, excluding the first two regular quarterly dividend payments made by the combined company following the closing date of the merger, may not exceed an amount equal to $40 million plus EBITDA (as defined in the new credit facility) from the first day of the first full fiscal quarter following the quarter in which the merger is consummated minus the product of 1.4 times the consolidated interest expense of the combined company and its restricted subsidiaries; and

  •
  with respect to dividend payments thereafter, the combined company may not pay dividends if its total leverage ratio (as expected to be defined in the new credit facility) exceeds (i) during the first year following the closing date of the merger, 5.75:1.00, and (ii) thereafter, 5.50:1.00.

        The agreements governing the combined company's other indebtedness are also expected to contain restrictions on the combined company's ability to declare and pay dividends on its common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
OF THE SPIN OFF AND THE MERGER

        The following summarizes certain United States federal income tax consequences of the spin off and the merger. This summary is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of the Code and the Treasury regulations by the courts and the Internal Revenue Service, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is limited to stockholders of FairPoint or Verizon that are United States holders, as defined immediately below. A United States holder is a beneficial owner of FairPoint stock or Verizon stock that is, for United States federal income tax purposes:

  •
  an individual who is a citizen or a resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

        Further, this summary does not discuss all of the tax considerations that may be relevant to FairPoint stockholders or Verizon stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the United States federal income tax laws, such as:

  •
  insurance companies,

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  dealers or traders in securities or currencies,

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  tax-exempt organizations,

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  financial institutions,

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  mutual funds,

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  partnerships or other entities classified as partnerships for United States federal income tax purposes and investors in such entities,

  •
  holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction,

  •
  holders who are subject to the alternative minimum tax, or

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  holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

        In addition, this summary is limited to stockholders that hold their FairPoint common stock or Verizon common stock as a capital asset. Finally, this summary does not address any estate, gift or other non-income tax consequences or any state, local or foreign tax consequences.

The Spin Off

        The spin off is conditioned upon Verizon's receipt of a private letter ruling from the Internal Revenue Service described below. The spin off is also conditioned upon the receipt by Verizon of an opinion of Debevoise & Plimpton LLP, counsel to Verizon, to the effect that the spin off will be tax-free to Verizon, Spinco and the stockholders of Verizon under Section 355 and related provisions of the Code. The opinion will rely on the Internal Revenue Service letter ruling, if received, as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by Verizon, Spinco and FairPoint, which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the Internal Revenue Service or the courts, and the Internal Revenue Service or the courts may not agree with the opinion.

        The Internal Revenue Service letter ruling and the tax opinion are expected to conclude that:

        (A)    With respect to the first internal spin off described below,

          (1)    the contribution by Verizon New England Inc., referred to herein as Verizon New England, a second tier wholly owned subsidiary of Verizon, of incumbent local exchange carrier assets and related liabilities that are subject to state regulation in Maine, New Hampshire and Vermont to Spinco, such contribution referred to herein as the first contribution (including the receipt by Verizon New England of the Spinco securities and the special dividend from Spinco to Verizon New England), followed by the distribution of the Spinco common stock, referred to collectively herein as the first internal spin off, will qualify as a reorganization within the meaning of Section 368(a)(1)(D), and Verizon New England and Spinco will each be a party to a reorganization within the meaning of Section 368(b),

          (2)    no gain or loss will be recognized by Verizon New England on the first contribution or the first internal spin off under Section 361, to the extent the cash received by Verizon New England does not exceed the amount of Verizon New England's tax basis in the assets contributed to Spinco (less liabilities assumed) in the first contribution,

          (3)    no gain or loss will be recognized by NYNEX Corporation, referred to herein as NYNEX, on the receipt of the Spinco common stock in the first internal spin off under Section 355(a)(1), and

          (4)    Verizon New England will not recognize any income, gain, loss, or deduction with respect to the Spinco securities, except in certain enumerated cases;

        (B)    with respect to the second internal spin off described below,

          (1)    no gain or loss will be recognized by NYNEX on the distribution of Spinco common stock to Verizon, referred to herein as the second internal spin off, under Section 355(c), and

          (2)    no gain or loss will be recognized by Verizon on the receipt of the Spinco common stock in the second internal spin off under Section 355(a)(1); and

        (C)    with respect to the spin off to Verizon stockholders of Spinco common stock, referred to herein as the external spin off,

          (1)    the contribution by Verizon to Spinco of certain additional assets of the Spinco business and related liabilities, referred to as the second contribution, followed by the distribution of the Spinco common stock in the external spin off, will qualify as a reorganization within the meaning of Section 368(a)(1)(D), and Verizon and Spinco will each be a party to a reorganization within the meaning of Section 368(b),

          (2)    no gain or loss will be recognized by Verizon on the second contribution or the external spin off under Section 361,

          (3)    no gain or loss will be recognized by stockholders of Verizon on the receipt of the Spinco common stock in the external spin off under Section 355(a)(1),

          (4)    each Verizon stockholder's holding period in the Spinco common stock received in the external spin off will include the holding period of the Verizon common stock with respect to which the distribution of the Spinco common stock is made, and

          (5)    each Verizon stockholder's basis in a share of Verizon common stock will be allocated between the share of Verizon common stock with respect to which the distribution of the Spinco common stock is made and the share of Spinco common stock (or allocable portions thereof) received with respect to such share of Verizon common stock in proportion to their fair market values.

        Although a private letter ruling from the Internal Revenue Service generally is binding on the Internal Revenue Service, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, then Verizon and its stockholders will not be able to rely on the ruling, if issued. Furthermore, the Internal Revenue Service will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling is based upon representations by Verizon that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling, if issued.

        The spin off would become taxable to Verizon pursuant to Section 355(e) of the Code if 50% or more of the shares of either Verizon common stock or Spinco common stock (including common stock of FairPoint, as a successor to Spinco) were acquired, directly or indirectly, as part of a plan or series of related transactions that included the spin off. Because the Verizon stockholders will own more than 50% of the FairPoint common stock following the merger, the merger, standing alone, will not cause the spin off to be taxable to Verizon under Code Section 355(e). However, if the Internal Revenue Service were to determine that other acquisitions of Verizon common stock or FairPoint common stock, either before or after the spin off and the merger, were part of a plan or series of related transactions that included the spin off, such determination could result in the recognition of gain by Verizon under Code Section 355(e). In any such case, the gain recognized by Verizon likely would be very substantial. In connection with the request for the Internal Revenue Service private letter ruling and the opinion of Verizon's counsel, Verizon will represent that the spin off is not part of any such plan or series of related transactions. In certain circumstances, under the tax sharing agreement, FairPoint is required to indemnify Verizon against tax-related losses to Verizon that arise as a result of "disqualifying actions" taken by FairPoint or its subsidiaries after the distribution and the merger or breaches of certain representations and covenants. See "Additional Agreements Between FairPoint, Verizon and Their Affiliates—Tax Sharing Agreement." If Verizon should recognize gain on the spin off for reasons not related to a disqualifying action or breach by FairPoint, Verizon would not be entitled to be indemnified under the merger agreement. Even if Code Section 355(e) were to cause the spin off to be taxable to Verizon, the spin off of Spinco to Verizon stockholders would remain tax-free to Verizon's stockholders.

        United States Treasury regulations require each Verizon stockholder that owns at least 5% of the total outstanding stock of Verizon and receives stock in the spin off to attach to such stockholder's United States federal income tax return for the year in which the spin off occurs a detailed statement setting forth certain information relating to the tax-free nature of the spin off. Upon request, Verizon will provide such stockholders who received FairPoint common stock in the merger with any pertinent information that is in Verizon's possession and is reasonably available, to the extent necessary to comply with that requirement.

The Merger

        Debevoise & Plimpton LLP, counsel to Verizon and Spinco, will deliver to Verizon and Spinco its legal opinion, and Paul Hastings, counsel to FairPoint, will deliver to FairPoint its legal opinion, each to the effect that, on the basis of the facts, assumptions and representations set forth in such opinion and the representations and covenants set forth in certificates to be provided by the officers of Verizon, Spinco and FairPoint, the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could affect the validity of the Debevoise & Plimpton LLP opinion or the Paul Hastings opinion. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or on any court.

        It is a condition to the obligations of Verizon, Spinco and FairPoint to consummate the merger that Verizon and Spinco receive a private letter ruling from the Internal Revenue Service and the opinion of Debevoise & Plimpton LLP, described above in "Certain United States Federal Income Tax Consequences of the Spin Off and the Merger—The Spin Off," to the effect that the spin offs will qualify as tax-free to Verizon, Spinco and the Verizon stockholders for United States federal income tax purposes under

Section 355 and related provisions of the Code. It is a further condition to the merger that Verizon and Spinco receive the opinion of Debevoise & Plimpton LLP, and that FairPoint receive the opinion of Paul Hastings, both to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, which opinions will be based on the facts, assumptions and representations set forth in each of such opinions and the representations and covenants set forth in updated officer's certificates expected to be provided by Verizon, Spinco and FairPoint at the time of closing. A private letter ruling from the Internal Revenue Service regarding the qualification of the merger as a reorganization has also been requested, but the receipt of the private letter ruling is not a condition to the obligations of the parties to the merger.

        The Internal Revenue Service private letter ruling and the tax opinions are expected to conclude that:

        (1)    the merger will qualify as a reorganization under Section 368(a)(1)(A) and Spinco and FairPoint will each be a party to a reorganization within the meaning of Section 368(b),

        (2)    Spinco will not recognize gain or loss on the transfer of its assets to FairPoint and the assumption by FairPoint of the liabilities of Spinco, including the Spinco securities and certain bank debt, under Section 361, and

        (3)    no gain or loss will be recognized by stockholders of Spinco on the receipt of FairPoint stock in exchange for Spinco stock under Section 354(a)(1).

        Verizon stockholders will not be entitled to receive any fractional shares of FairPoint common stock in the merger. Instead, promptly following the merger, the distribution agent will aggregate all fractional shares of FairPoint common stock and sell them on behalf of those Verizon stockholders who otherwise would be entitled to receive a fractional share. Those Verizon stockholders will then receive a cash payment in the form of a check or wire transfer, as applicable, in an amount equal to their pro rata share of the total net proceeds of those sales. A Verizon stockholder generally will recognize capital gain or loss on any cash received in lieu of a fractional share of FairPoint common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Such gain or loss will constitute long-term capital gain or loss if the holding period in the Spinco common stock surrendered in the merger (which, as described above, will include the holding period for the Verizon common stock on which such Spinco stock is distributed in the spin offs) exceeds 12 months as of the date of the merger. The deductibility of capital losses is subject to limitations under the Code.

        Non-corporate holders of Verizon common stock may be subject to information reporting and backup withholding tax on any cash payments received in lieu of a fractional share interest in FairPoint common stock. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes or has previously furnished a Form W-9 or substitute Form W-9 or successor form stating a correct taxpayer identification number and certifying that such holder is not subject to backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against a holder's United States federal income tax liability provided that the holder furnishes the required information to the Internal Revenue Service.

        Verizon stockholders who own at least 1% of the total outstanding stock of Spinco immediately after the spin off but prior to the merger and receive FairPoint common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with their United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

THE MERGER AGREEMENT

        The following is a summary of selected material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex A. FairPoint urges its stockholders to read the merger agreement in its entirety. The merger agreement has been included to provide FairPoint stockholders with information regarding its terms and has been publicly filed with the Securities and Exchange Commission. The merger agreement is not intended to provide any other factual information about Verizon, Spinco, FairPoint or the combined company following completion of the merger. Information about Verizon, Spinco, FairPoint and the combined company can be found elsewhere in this proxy statement/prospectus.

        The merger agreement contains representations and warranties that Verizon, Spinco and FairPoint made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Verizon, Spinco and FairPoint have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, FairPoint stockholders should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Verizon and FairPoint's general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, which subsequent information may or may not be fully reflected in the companies' public disclosures. FairPoint does not believe that the disclosure schedules contain information that securities laws require FairPoint to publicly disclose other than information that has already been so disclosed.

The Merger

        Under the merger agreement and in accordance with Delaware law, Spinco will merge with and into FairPoint. As a result of the merger, the separate corporate existence of Spinco will terminate and FairPoint will continue as the surviving corporation. The certificate of incorporation and by-laws of FairPoint as in effect immediately prior to the merger will be the certificate of incorporation and by-laws of the combined company.

Effective Time

        The merger will become effective at the time of filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as Verizon, Spinco and FairPoint may agree. The closing date of the merger will take place no later than 2:00 p.m., prevailing Eastern time, on the last Friday of the month in which the conditions precedent to the merger are satisfied or waived unless otherwise agreed upon by the parties, but in any event not earlier than the last Friday of December 2007.

Merger Consideration

        The merger agreement provides that FairPoint will issue in the aggregate to holders of Verizon common stock a number of FairPoint shares equal to (a) the number of shares of FairPoint common stock outstanding on a fully diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement) as of the effective time of the merger multiplied by (b) 1.5266, which FairPoint refers to as the "aggregate merger consideration." Each share of Spinco common stock which Verizon stockholders will be entitled to receive in the distribution will be converted into the right to receive a number of

FairPoint shares equal to (x) the aggregate merger consideration, divided by (y) the number of Spinco shares outstanding as of the effective time of the merger. The calculation of the merger consideration as set forth in the merger agreement will result, prior to the elimination of fractional shares, in Verizon's stockholders collectively holding approximately 60% of the outstanding equity interests of FairPoint immediately following the merger and the stockholders of FairPoint immediately prior to the merger collectively holding the remaining approximately 40% of such equity interests.

Distribution of Per Share Merger Consideration

        Prior to the effective time of the merger, FairPoint will deposit with the distribution agent certificates or book-entry authorizations representing the shares of FairPoint common stock for the benefit of the Verizon stockholders entitled to receive shares of Spinco common stock in the distribution. Each Verizon stockholder will be entitled to receive the number of whole shares of FairPoint common stock (in lieu of the shares of Spinco common stock otherwise distributable to that stockholder) that the stockholder has the right to receive pursuant to the merger agreement. Immediately following the merger, the distribution agent will distribute these shares of FairPoint common stock to those persons.

Treatment of Fractional Shares

        The distribution agent will not deliver any fractional shares of FairPoint common stock to Verizon stockholders in connection with the merger. Instead, promptly following the merger, the distribution agent will aggregate all fractional shares of FairPoint common stock and sell them on behalf of those Verizon stockholders who otherwise would be entitled to receive a fractional share. It is anticipated that these sales will occur as soon as practicable following the merger. Those Verizon stockholders will then receive a cash payment in the form of a check or wire transfer, as applicable, in an amount equal to their pro rata share of the total net proceeds of those sales. If a Verizon stockholder physically holds Verizon stock certificates or holds its stock in book-entry form, that stockholder's check for any cash that it may be entitled to receive instead of fractional shares of FairPoint common stock will be mailed to the stockholder separately, or if applicable and practicable, a deposit will be made by wire transfer provided that the Verizon stockholder is in direct deposit.

        Under the merger agreement, any Spinco shares held in "street name" will be aggregated (treated as held by a single holder) for purposes of determining fractional shares. It is anticipated that some shares of FairPoint common stock held in street name will be sold post-merger by brokers or other nominees according to their standard procedures to avoid allocating fractional shares to customer accounts, and that brokers or other nominees may request the distribution agent to sell these shares of FairPoint common stock on their behalf. Any such sale would not occur pursuant to the merger agreement. Verizon stockholders should contact their brokers or other nominees for additional details.

        None of Verizon, FairPoint or the distribution agent will guarantee any minimum sale price for the fractional shares of FairPoint's common stock. Neither FairPoint nor Verizon will pay any interest on the proceeds from the sale of fractional shares of FairPoint common stock. The distribution of the cash proceeds from the sale of aggregated fractional shares of Fairpoint common stock is expected to be made net of commissions and other fees required to be paid by the distribution agent in connection with the sale of those shares. The receipt of cash in lieu of fractional shares of FairPoint common stock will generally be taxable to the recipient stockholders. See "Certain United States Federal Income Tax Consequences of the Spin Off and the Merger."

Officers and Directors of the Combined Company

        The parties to the merger agreement have agreed that the officers and directors of FairPoint at the effective time of the merger will continue to be the officers and directors of the combined company following the merger. The merger agreement also provides that immediately prior to the effective time of the merger, the parties will take all action necessary to cause the board of directors of FairPoint to consist of nine members, up to six of whom will be initially designated by Verizon and the remainder of whom will be initially designated by FairPoint, to be distributed evenly among the three classes of directors. None of Verizon's director nominees may be employees of Verizon, its affiliates or Cellco Partnership d/b/a/ Verizon Wireless or any of its subsidiaries. One of FairPoint's designees shall serve as chairman of the board.

Stockholders Meeting

        Under the terms of the merger agreement, FairPoint has agreed to call a special meeting of its stockholders for the purpose of voting upon the adoption of the merger agreement, the issuance of FairPoint common stock pursuant to the merger agreement and any related matters. FairPoint will satisfy this merger agreement requirement by asking its stockholders to vote on these matters at its annual stockholder meeting, which will take place on June    •    , 2007. FairPoint has also agreed to deliver this proxy statement/prospectus to its stockholders in accordance with applicable law and its organizational documents.

        In addition, subject to certain exceptions as described herein (see "The Merger Agreement—No Solicitation"), FairPoint's board of directors is obligated to recommend that FairPoint's stockholders adopt the merger agreement and include that recommendation in this proxy statement/prospectus.

Representations and Warranties

        The merger agreement contains representations and warranties between Verizon and Spinco, on the one hand, and FairPoint, on the other. These representations and warranties, which are substantially reciprocal, relate to, among other things:

  •
  due organization, good standing and qualification;

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  capital structure;

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  authority to enter into the merger agreement (and the other agreements executed in connection therewith) and no conflicts with or violations of governance documents or laws;

  •
  financial statements;

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  absence of certain changes or events;

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  absence of material investigations or litigation;

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  compliance with applicable laws;

  •
  accuracy of information supplied for use in this proxy statement/prospectus;

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  compliance with environmental laws;

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  tax matters;

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  employee benefit plan matters;

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  labor matters;

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  intellectual property matters;

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  communications regulatory matters;

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  material contracts;

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  approval by the board of directors;

  •
  title to real properties;

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  possession of required licenses and regulatory approvals;

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  payment of fees to finders or brokers in connection with the merger (representation given by Verizon and FairPoint, not Spinco); and

  •
  affiliate transactions.

        FairPoint has also made representations and warranties to Verizon and Spinco relating to filings with the Securities and Exchange Commission, the opinion of FairPoint's financial advisor, the inapplicability to the merger of state anti-takeover laws and the required vote of FairPoint stockholders to adopt the merger agreement.

        Verizon and Spinco also made representations and warranties to FairPoint relating to the sufficiency of assets contributed to Spinco, the absence of ownership by Verizon or Spinco of any shares of FairPoint capital stock, certain entities not constituting "incumbent local exchange carriers" and a reseller agreement to be entered into by Verizon Wireless and FairPoint.

        Verizon has also made representations and warranties to FairPoint regarding Verizon's capacity as a party to the merger agreement.

        Many of the representations and warranties contained in the merger agreement are subject to materiality qualifications, knowledge qualifications, or both, and none of the representations and warranties survive the effective time of the merger. The merger agreement does not contain any post-closing indemnification obligations with respect to these matters.

Conduct of Business Pending Closing

        Each of the parties has undertaken to perform certain covenants in the merger agreement and agreed to restrictions on its activities until the effective time of the merger. In general, Spinco, each of the subsidiaries of Verizon contributing assets to Spinco and FairPoint is required to conduct its business in the ordinary course, to use all reasonable efforts to preserve its present business organization, to keep available the services of its current officers and other key employees and preserve its relationships with customers and vendors with the intention that its ongoing businesses shall not be materially impaired. Each of Spinco and FairPoint has agreed to specific restrictions relating to the following:

  •
  issuing, delivering, or selling any shares of its capital stock or any securities convertible into or exercisable for, or any right to acquire, capital stock, other than (a) the issuance of shares by FairPoint in connection with the exercise of certain stock options or the vesting of certain restricted stock units or restricted stock, (b) issuances of capital stock by any wholly owned subsidiary of Spinco, on the one hand, and FairPoint, on the other hand, to their respective parents or to another of their respective wholly owned subsidiaries, (c) grants by FairPoint of certain options, restricted stock units or restricted units and (d) in connection with the merger agreement, the distribution agreement or the contribution;

  •
  making acquisitions of a substantial equity interest or material assets of another entity, excluding any acquisition of equity or assets that constitute a business unit, division or substantially all of the assets of the transferor;

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  selling, leasing, licensing, disposing of or otherwise encumbering assets (including the capital stock of certain subsidiaries, but excluding surplus real estate, inventory or obsolete equipment in the ordinary course of business consistent with past practice) other than, with respect to FairPoint, any liens to be created in connection with certain of its financing arrangements;

  •
  incurring debt, other than (a) in connection with customer contracts or equipment leasing in the ordinary course of business consistent with past practice, (b) with respect to Spinco, to fund ordinary course capital contributions of Spinco or as contemplated by the new financing, the Spinco securities, the distribution agreement or the contribution, or (c) with respect to FairPoint, under certain of its financing arrangements (in an amount not to exceed $50.0 million in 2007 and an additional $50.0 million in 2008);

  •
  effecting the complete or partial liquidation or dissolution of Spinco or FairPoint or any of their respective subsidiaries;

  •
  compensation and benefit matters with respect to directors, officers and employees;

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  establishing, adopting, entering into, terminating or amending any collective bargaining agreement or other arrangement for the benefit of directors, officers, or employees, except as contemplated by the employee matters agreement (see "Additional Agreements Between FairPoint, Verizon and Their Affiliates—Employee Matters Agreement");

  •
  making any material change in its accounting methods, other than in accordance with accounting principles generally accepted in the United States or as required by Verizon's or FairPoint's respective auditors;

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  making or rescinding any material tax elections or settling or compromising any material income tax claims, amending any material tax returns and materially changing any method of reporting income or deductions;

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  paying, discharging or satisfying any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice;

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  entering into or amending agreements or arrangements with certain affiliated parties on non-arm's-length terms; and

  •
  modifying, amending, terminating, renewing or failing to use commercially reasonable efforts to renew any material contract or waiving, releasing or assigning any material rights or claims except in the ordinary course of business consistent with past practice.

        In addition, FairPoint agreed to additional restrictions relating to the following:

  •
  declaring or paying dividends or other distributions in respect of its capital stock; provided, that FairPoint may continue paying quarterly dividends in an amount not to exceed $0.39781 per share in accordance with its payment practices in 2006;

  •
  amending its organizational documents;

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  splitting, combining or reclassifying its capital stock or issuing securities in respect of, in lieu of or in substitution for its capital stock;

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  repurchasing, redeeming or otherwise acquiring its capital stock;

  •
  incurring certain capital expenditures other than in the ordinary course of business consistent with past practice; and

  •
  amending or waiving the performance of any provision of the termination agreement or agreements relating to certain of its financing arrangements.

        In addition, Spinco agreed to additional restrictions relating to the following:

  •
  amending its organizational documents in any manner that would prevent or materially impair or delay the consummation of the transactions contemplated by the merger agreement; and

  •
  amending the distribution agreement without FairPoint's consent.

        Verizon has also agreed to cause Spinco to adhere to the covenants listed above.

Non-Competition

        The merger agreement and the distribution agreement do not contain any restrictions on Verizon's ability to compete with the combined company following the merger.

Proxy Materials

        The parties agreed to prepare this proxy statement/prospectus and the Registration Statement on Form S-4 of which it is a part, and to file them with the Securities and Exchange Commission and use their respective commercially reasonable efforts to have the proxy statement cleared by the Securities and Exchange Commission and the registration statement declared effective by the Securities and Exchange Commission. FairPoint is required under the terms of the merger agreement to mail this proxy statement/prospectus to its stockholders as promptly as practicable after the registration statement is declared effective. If required by the Securities and Exchange Commission, the parties have agreed to prepare a registration statement to effect the registration of the shares of Spinco common stock to be issued in connection with the distribution, and Spinco has agreed to file that registration statement with the Securities and Exchange Commission and use its commercially reasonable efforts to have the registration statement declared effective by the Securities and Exchange Commission prior to the distribution.

Listing

        FairPoint has agreed to make application to the New York Stock Exchange for the listing of the shares of its common stock to be issued in connection with the merger and use all reasonable best efforts to cause such shares to be approved for listing.

Efforts to Close

        The merger agreement provides that each party to the merger agreement, subject to customary limitations, will use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by the merger agreement and the other transaction agreements, including executing such documents, instruments or conveyances that may be reasonably necessary or advisable to carry out any of the transactions contemplated by the merger agreement and the other transaction agreements.

Regulatory Matters

        The merger agreement provides that each of the parties to the merger agreement will use all commercially reasonable efforts to:

  •
  obtain all necessary actions, waivers, consents, and approvals from any governmental authority;

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  take all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority;

  •
  defend any lawsuits or other legal proceedings;

  •
  contest any actions or proceedings instituted by a regulatory authority; and

  •
  resolve any objections or challenges from a regulatory authority;

provided, however, that the parties are not obligated to appeal the denial of approval by any public utility commission in Maine, New Hampshire and Vermont.

        Verizon, Spinco and FairPoint have also agreed to (a) make all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (b) file all required applications with the Federal Communications Commission and state regulators.

        FairPoint has also agreed to take actions necessary to adopt the tariffs for telecommunications services which are applicable in Maine, New Hampshire and Vermont.

        Verizon has also agreed to relinquish voluntarily any certificate of public good or other equivalent franchise or authorization under law, to provide incumbent local exchange carrier regulated intrastate services in Maine, New Hampshire and Vermont.

Certain Third-Party Consents

        The merger agreement provides that each of Verizon and Spinco will use its commercially reasonable efforts to identify and obtain any material third-party consents necessary to consummate the transactions contemplated by the merger agreement or the distribution agreement, subject to certain limitations relating to the costs associated with obtaining those consents. Verizon has also agreed to use its commercially reasonable efforts to identify and obtain any third-party intellectual property consents required in connection with the consummation of the transactions contemplated by the merger agreement or the distribution agreement, subject to certain limitations relating to the costs associated with obtaining such consents. To the extent any required consent is not received prior to the closing of the merger, then (a) if applicable, the contract that is subject to that consent shall not be assigned in the contribution or (b) if applicable, to the extent any such contract may only be enjoyed by an affiliate of Verizon, that contract shall be transferred to another affiliate of Verizon, and Verizon will use its commercially reasonable efforts to make the benefits of any such contract available to the combined company for a period of one year following the closing of the merger.

        Verizon and FairPoint have also agreed to use their respective commercially reasonable efforts to obtain any necessary consent from the counterparty to any blended customer contract to separate the portion of that contract relating to the goods or services purchased from or supplied to the Spinco business under the contract.

        The merger agreement also provides that, in the event any customer contract required to be transferred pursuant to the distribution agreement is not assigned or any blended customer contract is not assumed due to the failure to obtain the necessary consent, then (a) to the extent that contract involves the provision of incumbent local exchange carrier services that are part of the Spinco business, Verizon will use the combined company to provide those services and (b) to the extent that contract involves the provision of non-incumbent local exchange carrier services, Verizon will continue to provide specified services to the customer in accordance with such contract. Verizon agreed to make certain payments to the combined company in connection with the delivery of those services to the applicable customers.

Employee Matters

        The merger agreement provides that throughout the internal restructurings and the merger undertaken in contemplation of the merger agreement, the employees of Spinco shall maintain uninterrupted continuity of employment, compensation and benefits (and with respect to union-represented employees, uninterrupted continuity of representation for purposes of collective bargaining and uninterrupted continuity of coverage under their collective bargaining agreements), as contemplated by the employee matters agreement. See "Additional Agreements Between FairPoint, Verizon and Their Affiliates—Employee Matters Agreement."

No Solicitation

        The merger agreement contains detailed provisions restricting FairPoint's ability to seek an alternative transaction. Under these provisions, FairPoint agrees that it and its subsidiaries will not, and will use reasonable best efforts to cause its and its subsidiaries' officers, directors, employees, advisors and agents to not, directly or indirectly:

  •
  knowingly solicit, initiate or encourage any inquiry or proposal that constitutes or could reasonably be expected to lead to an acquisition proposal;

  •
  provide any non-public information or data to any person relating to or in connection with an acquisition proposal, engage in any discussions or negotiations concerning an acquisition proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an acquisition proposal;

  •
  approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any acquisition proposal; or

  •
  approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any acquisition proposal.

        FairPoint also agreed to cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted prior to the execution of the merger agreement with respect to any acquisition proposal.

        The merger agreement provides that the term "acquisition proposal" means any proposal regarding:

  •
  any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving FairPoint or any of its significant subsidiaries;

  •
  any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of FairPoint's subsidiaries) of FairPoint and its subsidiaries, taken as a whole, constituting 15% or more of the total consolidated assets of FairPoint and its subsidiaries, taken as a whole, or accounting for 15% or more of the total consolidated revenues of FairPoint and its subsidiaries, taken as a whole, in any one transaction or in a series of transactions;

  •
  any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any person following which any person or group of persons would own 15% or more of the outstanding shares of FairPoint common stock; or

  •
  any other substantially similar transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the merger agreement or the other agreements executed in connection therewith.

        The merger agreement does not prevent FairPoint or its board of directors from engaging in any discussions or negotiations with, or providing any non-public information to, any person in response to an unsolicited bona fide superior proposal or acquisition proposal that the FairPoint board, after consulting with a financial advisor of nationally recognized reputation, determines in good faith would reasonably be expected to lead to a superior proposal. However, FairPoint or its board of directors may take such actions only if and to the extent that:

  •
  FairPoint stockholders have not yet adopted the merger agreement and approved the merger;

  •
  the FairPoint board, after consulting with its legal advisors, determines in good faith that failure to take such action would reasonably be expected to result in a breach of its fiduciary duties to stockholders under applicable laws;

  •
  before providing any information or data to any person in connection with an acquisition proposal by that person:

  •
  FairPoint's board of directors receives from that person an executed confidentiality agreement with terms no less restrictive than those contained in the confidentiality agreement between Verizon and FairPoint; and

  •
  such information is provided to Verizon at the same time it is provided to that person (to the extent not previously provided or made available to Verizon);

  •
  before providing any non-public information or data to any person or entering into discussions or negotiations with any person, FairPoint's board of directors promptly notifies Verizon of any such inquiry, proposal or offer or any request for information, or any discussions or negotiations sought to be initiated or continued with FairPoint, and identifies the material terms and conditions of the acquisition proposal and the identity of the person making such acquisition proposal.

        The merger agreement provides that the term "superior proposal" means any proposal or offer made by a third-party to acquire, directly or indirectly, by merger, consolidation or otherwise, for consideration consisting of cash and/or securities, at least a majority of the shares of FairPoint's common stock then outstanding or all or substantially all of the assets of FairPoint and its subsidiaries and otherwise on terms which FairPoint's board of directors, after consultation with its legal and financial advisors, determines in its good faith judgment to be more favorable to its stockholders than the merger (taking into account all of the terms and conditions of such proposal and of the merger agreement as well as any other factors deemed relevant by FairPoint's board of directors) and reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

        Prior to the adoption of the merger agreement and the approval of the merger by FairPoint's stockholders, the board of directors of FairPoint may withdraw or modify its recommendation that FairPoint stockholders adopt the merger agreement and approve the merger upon three business days' written notice to Verizon if, after consulting with its legal advisors, it concludes in good faith that failure to take such action would result in a breach of its fiduciary duties to stockholders under applicable law. Unless the merger agreement is earlier terminated, FairPoint is required, at Verizon's request (exercisable within five business days after any withdrawal or modification), to submit the merger agreement to a stockholder vote even if the board of directors of FairPoint has withdrawn or modified its recommendation.

        In addition, the merger agreement does not prevent FairPoint from disclosing to FairPoint stockholders a position with respect to a tender offer as required by law or from making any disclosure to FairPoint stockholders if, in the good faith judgment of the board of directors of FairPoint, after consultation with its legal advisors, it is required to do so in order to comply with its fiduciary duties to FairPoint stockholders under applicable law. However, neither FairPoint nor its board of directors is permitted to approve or recommend, or propose publicly to approve or recommend, an acquisition proposal unless it has first terminated the merger agreement and has otherwise complied with the provisions thereof (including, without limitation, payment to Verizon of the termination fee).

Financing Matters

        The merger agreement gives Verizon the right to designate, in consultation with FairPoint, the final form of the Spinco securities that will be issued to Verizon pursuant to the distribution agreement and having the terms set forth in the distribution agreement, provided that (i) FairPoint will have the right and obligation, in consultation with Verizon, to negotiate and approve covenants that are generally consistent with then current market practice for Rule 144A debt offerings and economic terms of the Spinco securities and related agreements (including registration rights arrangements and indenture) that are not specified in the distribution agreement as long as they are consistent with the distribution agreement and allow the Spinco securities to be valued at par upon issuance (including for purposes of any debt exchange that Verizon may elect to consummate) and (ii) all other terms of the Spinco securities and related agreements that are not addressed above shall be subject to the joint approval of Verizon and FairPoint, acting reasonably. Verizon has the sole right to structure the arrangements with third parties relating to any debt exchange of the Spinco securities but is obligated to keep FairPoint reasonably informed regarding such arrangements. See "Financing of the Combined Company—Spinco Securities" for additional discussion of the terms of the Spinco securities.

        Simultaneously with the execution of the merger agreement, FairPoint entered into a debt commitment letter for credit facilities and term loans. See "Financing of the Combined Company—New Credit Facility." The merger agreement provides that if for any reason any portion of the debt contemplated by this commitment letter becomes unavailable or is insufficient to consummate the transactions contemplated by the merger agreement, the distribution agreement and the other transaction agreements, FairPoint will take all actions necessary to obtain, in consultation with Verizon, and consummate on such terms as may then be available, including from alternate sources, alternative financing for the same purposes as the purposes of the financing contemplated by the debt commitment letter. Verizon is required to cooperate with FairPoint's efforts to seek to obtain any alternative financing but is not be obligated to incur any obligations in connection with such alternative financing (other than to pay certain debt expenses and general non-monetary cooperation obligations).

Director and Officer Insurance and Release

        Under the terms of the merger agreement, the parties have agreed that FairPoint, the combined company and each of their respective subsidiaries will assist Verizon in maintaining after the closing of the merger, at Verizon's expense, directors' and officers' liability insurance policies and fiduciary liability insurance policies covering certain officers, directors, trustees and fiduciaries of Verizon, its subsidiaries and certain other entities. The parties also agreed that as of the effective time of the merger, the combined company, on behalf of itself, its subsidiaries and their respective successors and assigns, will release the covered persons from any and all claims pertaining to acts or omissions by the covered persons prior to the closing of the merger.

Tax Matters

        The merger agreement contains certain additional representations, warranties and covenants relating to the preservation of the tax-free status of (i) the series of preliminary restructuring transactions to be engaged in by the Verizon Group, (ii) the contribution transactions, (iii) the distribution transactions, (iv) the exchange of the Spinco securities for the Verizon Group's debt and (v) the merger of Spinco and FairPoint (which the merger agreement refers to collectively as the tax-free status of the transactions). Additional representations, warranties and covenants relating to the tax-free status of the transactions are contained in the tax sharing agreement. Indemnification for all matters relating to taxes is governed by the terms, provisions and procedures described in the tax sharing agreement. See "Additional Agreements Between FairPoint, Verizon and Their Affiliates—Tax Sharing Agreement."

Certain Other Covenants and Agreements

        The merger agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the merger agreement) relating to:

  •
  the negotiation of mutually acceptable arrangements permitting Verizon and its affiliates to occupy and use certain properties in New Hampshire and Maine;

  •
  the incurrence by Verizon and its subsidiaries of capital improvements in respect of the Spinco business in amounts not less than $137.5 million during the year ended December 31, 2007 and $11 million per month during the year ended December 31, 2008;

  •
  Verizon using its commercially reasonable efforts to cause Verizon Wireless to enter into a mobile virtual network operator, referred to herein as MVNO, agreement with FairPoint;

  •
  the purchase by Verizon's subsidiaries, at the request of FairPoint, of certain supplies for use in the conduct of the Spinco business; and

  •
  the negotiation of a joint defense agreement setting forth the procedures for defending and resolving any threatened or filed litigation that constitutes in part a liability of Spinco and a liability of Verizon on a basis that provides for the active involvement and cooperation of each of Verizon and the combined company.

Conditions to the Completion of the Merger

        The respective obligations of FairPoint, Verizon and Spinco to complete the merger are subject to the satisfaction or waiver of various conditions, including:

  •
  the completion of the spin off transactions in accordance with the terms of the distribution agreement;

  •
  the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Act;

  •
  the absence of regulatory proceedings and the absence of conditions imposed in connection with obtaining telecommunications regulatory consents that would reasonably be expected to have a material adverse effect on Verizon (assuming Verizon were the size of the combined company) or the combined company following the merger;

  •
  receipt of the requisite consents of certain regulators in the telecommunications industry;

  •
  the effectiveness of the registration statement of which this proxy statement/prospectus is a part (which the Securities and Exchange Commission declared effective on     •    , 2007) and the receipt of all necessary permits and authorizations under state and federal securities laws;

  •
  the effectiveness of any registration statement to be prepared by Spinco in connection with the spin off;

  •
  the approval for listing on the New York Stock Exchange of the FairPoint common stock to be issued pursuant to the spin off and the merger;

  •
  the approval of the holders of a majority in voting power of all outstanding shares of FairPoint common stock at the annual meeting, in accordance with applicable law and the rules and regulations of the New York Stock Exchange;

  •
  the absence of any decree, judgment, injunction, writ, ruling or other order issued by a court or governmental authority which restrains, enjoins or prohibits the contribution transactions, the distribution transaction or the merger;

  •
  the absence of any action taken, and the absence of any statute, rule, regulation or executive order having been enacted, entered, promulgated or enforced by any governmental authority, having the effect of restraining, enjoining or prohibiting the contribution transactions, the distribution transaction, the merger, or the other transactions contemplated by the merger agreement, the distribution agreement or the employee matters agreement, or imposing any burdens, liabilities, restrictions or requirements thereon or on Verizon, Spinco or FairPoint that would reasonably be expected to have a material adverse effect on Verizon or the combined company following the merger;

  •
  the completion of certain financing transactions by FairPoint and the issuance by Spinco of the Spinco securities;

  •
  receipt by Verizon and Spinco of the requisite Internal Revenue Service ruling regarding the spin off and certain transactions contemplated by the merger agreement, unless an alternative structure for the transaction is implemented;

  •
  receipt by each of Verizon and Spinco, on the one hand, and FairPoint, on the other hand, of a legal opinion stating that the merger will constitute a reorganization under Section 368(a) of the Code;

  •
  receipt by Verizon of a legal opinion from Verizon's counsel to the effect that the spin off will qualify as tax-free to Verizon, Spinco and the stockholders of Verizon under Section 355 and related provisions of the Code, which opinion will rely on the Internal Revenue Service ruling as to matters covered by the ruling; and

  •
  receipt by Verizon and FairPoint of a customary "solvency" opinion of a nationally recognized independent valuation firm selected by Verizon.

        Verizon and Spinco's obligations to complete the merger are also subject to the satisfaction or waiver of the following additional conditions:

  •
  performance by FairPoint, in all material respects, of all its obligations and compliance by FairPoint, in all material respects, with all covenants required by the merger agreement, as certified in writing by a senior officer of FairPoint;

  •
  the accuracy of FairPoint's representations and warranties set forth in the merger agreement (subject to certain exceptions), without any qualification as to materiality or material adverse effect set forth therein, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on FairPoint and its subsidiaries, as certified in writing by a senior officer of FairPoint;

  •
  the absence of any event, occurrence, development or state of circumstances or facts that has had, individually or in the aggregate, a material adverse effect on FairPoint and its subsidiaries, except as previously disclosed; and

  •
  execution and, to the extent timely, performance by FairPoint of the distribution agreement, the employee matters agreement, the intellectual property agreement, the transition services agreement, the publishing agreement, the non-competition agreement, the branding agreement and the tax sharing agreement.

        FairPoint's obligation to complete the merger is also subject to the satisfaction or waiver of the following additional conditions:

  •
  performance by Verizon and Spinco, in all material respects, of all their respective obligations and compliance by Verizon and Spinco, in all material respects, with all covenants required by the merger agreement, as certified in writing by a senior officer of each of Verizon and Spinco;

  •
  the accuracy of Verizon and Spinco's representations and warranties set forth in the merger agreement (subject to certain exceptions), without any qualification as to materiality or material adverse effect set forth therein, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Verizon and Spinco and their respective subsidiaries, as certified in writing by a senior officer of each of Verizon and Spinco;

  •
  execution and, to the extent timely, performance by Spinco and Verizon (or a subsidiary thereof) of the distribution agreement, the employee matters agreement, the intellectual property agreement, the transition services agreement, the publishing agreement, the non-competition agreement, the branding agreement and the tax sharing agreement;

  •
  the absence of any event, occurrence, development or state of circumstances or facts that has or would have, individually or in the aggregate, a material adverse effect on Spinco or its business, except as previously disclosed; and

  •
  receipt by FairPoint of the consent of lenders under its existing credit agreement holding at least 51% of the aggregate outstanding term loans and revolving commitments thereunder to effect the merger; provided, that this condition will be satisfied upon the consummation of certain financing transactions contemplated by the merger agreement.

Termination

        The merger agreement may be terminated by the mutual written consent of Verizon, Spinco and FairPoint. Additionally, either Verizon, Spinco or FairPoint may terminate the merger agreement if:

  •
  the merger is not consummated by January 15, 2008 through no fault of the party seeking to terminate the merger agreement (which date can be extended by either Verizon or FairPoint for up to four additional 30 day periods in order to obtain outstanding regulatory consents, which date, as extended, is referred to herein as the drop dead date);

  •
  there are final, non-appealable legal restraints preventing the merger and, subject to certain exceptions, the party seeking to terminate the merger agreement has used all commercially reasonable efforts to remove such legal restraints; or

  •
  the requisite FairPoint stockholder approval shall not have been obtained at the stockholders' meeting, except that FairPoint will not be permitted to terminate the merger agreement because of the failure to obtain the stockholder approval if such failure was caused by FairPoint's actions or inactions that constitute a material breach of the merger agreement.

        Either Verizon or Spinco may terminate the merger agreement at any time prior to the merger if:

  •
  FairPoint has breached or failed to perform in any material respect a representation, warranty, covenant or other agreement contained in the merger agreement, resulting in a failure of a condition to Verizon's or Spinco's obligation to effect the merger, and such breach cannot be cured by January 15, 2008 (such termination to occur on 30 days' notice to FairPoint);

  •
  the board of directors of FairPoint withdraws or modifies its approval or recommendation of the merger or the merger agreement or approves or recommends to the FairPoint stockholders an acquisition proposal (or resolves to do any of the foregoing);

  •
  FairPoint fails to call and hold the stockholders' meeting within 60 days after the effectiveness of the registration statement of which this proxy statement/prospectus is a part; or

  •
  FairPoint's adjusted earnings before taxes, interest, depreciation and amortization for the last twelve months as of the end of any fiscal quarter of 2007 is less than $103.6 million (subject to certain constraints as to when such termination right may be exercised).

        FairPoint may terminate the merger agreement at any time prior to the merger if:

  •
  either Verizon or Spinco breached or failed to perform in any material respect a representation, warranty, covenant or other agreement contained in the merger agreement, resulting in a failure of a condition to FairPoint's obligations to effect the merger, and the breach cannot be cured by January 15, 2008 (such termination to occur on 30 days' notice to Verizon and Spinco);

  •
  the FairPoint board of directors determines in good faith that an acquisition proposal constitutes a superior proposal and (i) FairPoint notifies Verizon of the acquisition proposal in accordance with the merger agreement and provides Verizon with an opportunity to agree to a modification of the terms and conditions of the merger agreement so that the transactions contemplated thereby may be effected, (ii) simultaneously with terminating the merger agreement FairPoint enters into a definitive agreement to effect the superior proposal, and (iii) FairPoint pays to Verizon the termination fee described below; or

  •
  Spinco's adjusted earnings before taxes, interest, depreciation and amortization for the last twelve months as of the end of any fiscal quarter of 2007 is less than $450.0 million (subject to certain restraints as to when such termination right may be exercised).

Termination Fee Payable in Certain Circumstances

        FairPoint has agreed to pay Verizon a termination fee of $23.3 million in the event that:

  •
  FairPoint terminates the merger agreement to enter into a definitive agreement to effect a superior proposal;

  •
  Verizon and Spinco terminate the merger agreement because, among other things, the board of directors of FairPoint withdraws or modifies its approval or recommendation of the merger or recommends an acquisition proposal to the FairPoint stockholders; or

  •
  (a) any person makes an acquisition proposal and thereafter the merger agreement is terminated (i) by FairPoint, Verizon or Spinco because either the merger is not consummated by the drop dead date, or (ii) by Verizon or Spinco because FairPoint fails to call and hold stockholders' meeting within 60 days after the effectiveness of the registration statement of which this proxy statement/prospectus is a part (and an acquisition proposal is outstanding at that time), or (iii) by FairPoint, Verizon or Spinco because the requisite FairPoint stockholder approval shall have failed to be obtained (and an acquisition proposal shall have been publicly announced prior to the stockholders' meeting), and (b) within 12 months after the termination of the merger agreement, FairPoint consummates a business combination transaction or enters into a definitive agreement with respect to such a transaction.

Indemnification

        The representations and warranties made by the parties in the merger agreement and the pre-closing covenants of the parties thereunder do not survive the closing of the merger and the merger agreement does not contain any post-closing indemnification obligations with respect to these matters.

        Under the merger agreement, the combined company is obligated to indemnify Verizon and its affiliates against all losses and expenses arising out of:

  •
  its failure to timely pay for liabilities related to Spinco's business;

  •
  its failure to perform certain obligations under the merger agreement and the distribution agreement; and

  •
  any untrue statement or alleged untrue statement of a material fact contained in this proxy statement/prospectus, or the registration statement of which it is part, or any omission or alleged omission to state a material fact necessary to make the statements contained herein or therein not misleading (the combined company is not responsible, however, for certain information provided by Verizon as to itself and its subsidiaries, including Spinco).

        The merger agreement also provides that Verizon will indemnify the combined company and its affiliates against all losses and expenses arising out of:

  •
  its failure to timely pay for liabilities related to its business other than liabilities assumed by Spinco in the contribution;

  •
  its failure to perform certain obligations under the merger agreement and the distribution agreement (provided that any claim for indemnification arising from any failure to transfer any

    Spinco asset to Spinco must be asserted within 18 months following the closing of the merger); and

  •
  any untrue statement or alleged untrue statement of a material fact contained in this proxy statement/prospectus, or the registration statement to which it is part, or any omission or alleged omission to state a material fact necessary to make the statements contained herein or therein not misleading, but only with respect to information provided by Verizon as to itself and its subsidiaries, including Spinco.

Expenses

        The merger agreement provides that, except as otherwise set forth in any of the transaction agreements, each party will pay its own fees and expenses in connection with the merger agreement, the merger and the transactions contemplated by the merger agreement, provided that:

  •
  on a monthly basis, Verizon will reimburse FairPoint for 60.421% of certain transition-related expenses (not to exceed $40.0 million in the aggregate);

  •
  if the merger is consummated, the combined company will bear and be responsible, and will indemnify and reimburse Verizon and its subsidiaries, for (a) all merger transfer taxes and (b) all transfer taxes and all recording, application and filing fees associated with the transfer of certain assets in connection with the distribution agreement in an amount not to exceed $3.0 million (however, Verizon will bear and be responsible for and reimburse the combined company for all transfer taxes and related recording, application and filing fees in excess of $3.0 million);

  •
  if the debt exchange is consummated, Verizon will pay and be responsible for any fees and reimbursable expenses of the counterparties to such debt exchange; provided that the combined company will be responsible for any other costs incurred in connection with issuing the Spinco securities and consummating the debt exchange; and

  •
  Verizon will pay the fees and reimbursable expenses of the independent valuation firm incurred in connection with the preparation and delivery of the "solvency" opinion.

        In addition to the termination fee of $23.3 million described above, FairPoint has agreed in the merger agreement to reimburse Verizon for certain out-of-pocket costs not to exceed $7.5 million in the event that the merger agreement is terminated because:

  •
  the requisite FairPoint stockholder approval shall have failed to be obtained;

  •
  the board of directors of FairPoint withdraws or modifies its approval or recommendation of the merger or recommends an acquisition proposal to the FairPoint stockholders;

  •
  FairPoint fails to call and hold the stockholders' meeting within sixty (60) days after the effectiveness of the registration statement of which this proxy statement/prospectus is a part; or

  •
  FairPoint accepts a superior acquisition proposal.

Amendments

        The merger agreement may be amended by the parties at any time before or after approval by FairPoint stockholders, provided that, after approval by FairPoint stockholders, no amendment which by law or under the rules of any relevant stock exchange or automated inter-dealer quotation system requires further stockholder approval may be made to the merger agreement without obtaining that further approval. All amendments to the merger agreement must be in writing and signed by each party.

THE DISTRIBUTION AGREEMENT

        The following is a summary of selected material provisions of the distribution agreement. This summary is qualified in its entirety by reference to the distribution agreement, which is incorporated by reference in its entirety and included as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The rights and obligations of the parties are governed by the express terms and conditions of the distribution agreement and not by this summary or any other information included in this proxy statement/prospectus. FairPoint urges its stockholders to read the distribution agreement in its entirety. The distribution agreement has been included to provide FairPoint stockholders with information regarding its terms and has been publicly filed with the Securities and Exchange Commission. It is not intended to provide any other factual information about Verizon, Spinco, FairPoint or the combined company. Information about Verizon, Spinco, FairPoint and the combined company can be found elsewhere in this proxy statement/prospectus.

General

        The distribution agreement between Verizon and Spinco provides for, among other things, the principal corporate transactions required to effect the proposed distribution of Spinco common stock to Verizon's stockholders and certain other terms governing the relationship between Verizon and Spinco with respect to or in consequence of the spin off transaction.

Preliminary Transactions

        Transfer of Assets.    Pursuant to the distribution agreement, and subject to certain exceptions, Verizon will transfer or cause to be transferred to subsidiaries of Spinco the rights of Verizon and its subsidiaries in the assets primarily used or held for use in or that primarily arise from the conduct of Spinco's business. This business consists of Verizon's incumbent local exchange carrier business in Maine, New Hampshire and Vermont, which is referred to in this section as the territory, consisting of local exchange service, intraLATA toll service, network access service, enhanced voice and data services, DSL services and wholesale services, as well as the following activities of Verizon and its affiliates in the territory (i) consumer and small business switched and dedicated long distance service to customers located in the territory, (ii) large business switched and dedicated long distance service to customers of Verizon Select Services Inc. located in the territory, (iii) the delivery by Verizon Internet Services Inc. of dial-up, DSL and fiber-to-the-premises, referred to herein as FTTP, data and dedicated internet access services to customers located in the territory, (iv) customer premise equipment sales, and installation and maintenance services, currently offered by Verizon Select Services Inc. to customers located in the territory, and (v) private line service to customers of Verizon Select Services Inc. where the line originates and terminates in the territory. Cellco Partnership, which does business as Verizon Wireless, is neither a subsidiary nor an affiliate of Verizon for purposes of the distribution agreement or the merger agreement.

        Transfer of Liabilities.    The transfer of assets is made subject to the assumption by subsidiaries of Spinco of the liabilities of Verizon or its subsidiaries to the extent relating to or arising from Spinco's business or the transferred assets, subject to certain exceptions.

        Exceptions to Transfers.    The distribution agreement does not purport to transfer assets or liabilities in respect of taxes, intellectual property assets or employee benefit plans and arrangements, which are the subject of other transaction agreements discussed below. Additionally, certain assets and liabilities, including certain affiliate agreements, and assets (other than customer relationships) of the dial-up and ISP portions of the business and the consumer and small business and large business long distance portions of the business are excluded from these transfers, as described in the distribution agreement. Transfers of assets and liabilities are subject to receipt of applicable consents, waivers and approvals.

        Consideration.    Following certain preliminary transfers of assets and liabilities, and immediately prior to the effective time of the merger, the Verizon Group will contribute all of the stock of the Spinco subsidiaries to Spinco in exchange for:

  •
  the issuance to the Verizon Group of Spinco common stock to be distributed to a third-party distribution agent to be held collectively for the benefit of Verizon's stockholders,

  •
  the payment of a special dividend to the Verizon Group in an amount not to exceed the Verizon Group's estimate of the tax basis of the assets transferred to Spinco, which the Verizon Group will use to repay debt of members of the Verizon Group or repurchase Verizon's common stock, and

  •
  the distribution by Spinco to the Verizon Group of the Spinco securities, which the Verizon Group may exchange for outstanding debt obligations of the Verizon Group or otherwise transfer to creditors of the Verizon Group.

        As a result of these transactions, Verizon will receive approximately $1.7 billion of combined cash proceeds and Spinco securities. The financing associated with these transactions is described further in "Financing of the Combined Company."

Working Capital Adjustment

        The parties to the distribution agreement have agreed that within 90 days after the closing of the merger, Verizon shall cause to be prepared and delivered to the combined company a statement setting forth the working capital of Spinco and its subsidiaries as of the opening of business on the distribution date, which amount is referred to as the distribution date working capital, and the parties will resolve any disputes they may have over such statement and agree upon a final, conclusive statement of distribution date working capital. The distribution agreement provides for an adjustment following completion of the merger to be paid by Verizon or the combined company, as the case may be, to the extent that the distribution date working capital is less or more than $50.5 million minus approximately 40% of certain fees which may be paid to the banks in connection with the merger and related transactions, which amount is referred to herein as the target working capital. If the distribution date working capital of Spinco exceeds the target working capital, the combined company is obligated to pay to Verizon an amount equal to the excess. If the distribution date working capital of Spinco is less than the target working capital, Verizon will pay to the combined company an amount equal to the deficit.

Covenants

        Each of Verizon and Spinco have agreed to take specified actions after the signing of the distribution agreement. These actions include the following:

  •
  immediately prior to the spin off, terminating all material contracts, licenses, agreements, commitments and other arrangements, formal and informal, between Verizon and its subsidiaries, on the one hand, and Spinco and its subsidiaries, on the other hand (except as contemplated by the other agreements executed in connection with the transactions);

  •
  immediately prior to the spin off, canceling all intercompany cash management loan balances between Verizon and its subsidiaries, on the one hand, and Spinco and its subsidiaries, on the other hand;

  •
  entering into the employee matters agreement, the intellectual property agreement, the merger agreement, the tax sharing agreement, the publishing agreement, the non-competition agreement, the branding agreement and the transition services agreement (see "Additional Agreements Between FairPoint, Verizon and Their Affiliates").

Conditions to the Completion of the Spin Off

        The distribution agreement provides that the distribution of Spinco common stock will occur only if each condition to the obligations of Verizon and Spinco to consummate the merger shall have been fulfilled or waived by Verizon (except for the consummation of the contribution transaction and the spin off). See "The Merger Agreement—Conditions to the Completion of the Merger."

Subsequent Transfers

        In the event that at any time during the 18-month period following the spin off Verizon becomes aware that it possesses any assets that should have been transferred to Spinco or its subsidiaries, Verizon will hold those assets in trust and cause the prompt transfer of the assets, rights or properties to Spinco or the combined company as its successor. In the event that at any time during the 18-month period following the spin off Spinco becomes aware that it possesses any assets that should not have been transferred to Spinco, Spinco or the combined company as its successor will hold that asset in trust and cause the prompt transfer of the applicable assets, rights or properties to Verizon.

Mutual Release

        Spinco and Verizon have each agreed to release the other from any and all claims that it may have against the other party which arise out of or relate to events, circumstances or actions taken by the other party occurring or failing to occur or any conditions existing at or prior to the time of the spin off. The mutual release is subject to specified exceptions set forth in the distribution agreement. The specified exceptions include:

  •
  any liability assumed, transferred, assigned or allocated to Spinco or to Verizon in accordance with, or any liability or obligation (including any liability with respect to payment, reimbursement, indemnification or contribution) of either of them arising under, the merger agreement, any of the other transaction agreements or any of the contracts contemplated thereby;

  •
  the ability of a party to enforce its rights under the merger agreement, any of the other transaction agreements or any of the contracts contemplated thereby; or

  •
  any liability the release of which would result in the release of any person other than Spinco, Verizon or their respective subsidiaries or representatives.

Insurance

        Following the spin off, FairPoint will be responsible for obtaining and maintaining its own insurance coverage with respect to the Spinco business and will no longer be an insured party under Verizon's insurance policies, except that, at the combined company's request, Verizon will use its reasonable best efforts to assert claims on behalf of the combined company for any liability with respect to the Spinco business under policies with third-party insurers which are "occurrence basis" policies arising out of incidents occurring from the date coverage commenced until the time of the spin off. Verizon will use its reasonable best efforts to obtain from third-party insurers assignments to the combined company of any rights to prosecute claims identified by the combined company under policies which are "claims made" policies arising out of incidents occurring from the date of coverage until the time of the spin off, so long as the claim is properly asserted to the insurer prior to the spin off. These obligations of Verizon are subject to certain cost reimbursement obligations of the combined company.

Taxes

        The allocation of rights and liabilities with respect to taxes is governed exclusively by the tax sharing agreement and taxes are not treated as assets or liabilities for purposes of, or otherwise governed by, the distribution agreement. See "Additional Agreements Between FairPoint, Verizon and Their Affiliates—Tax Sharing Agreement."

Expenses

        All fees and expenses incurred by the parties in connection with the transactions contemplated by the distribution agreement and the other transaction agreements will be paid as provided for in merger agreement. See "The Merger Agreement—Expenses."

Termination

        Following termination of the merger agreement, the distribution agreement may be terminated and the spin off abandoned at any time prior to the spin off by and in the sole discretion of Verizon.

THE TRANSITION SERVICES AGREEMENT

        The following is a summary of selected material provisions of the transition services agreement. This summary is qualified in its entirety by reference to the transition services agreement, which is incorporated by reference in its entirety and included as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The rights and obligations of the parties are governed by the express terms and conditions of the transition services agreement and not by this summary or any other information included in this proxy statement/prospectus. FairPoint urges its stockholders to read the transition services agreement in its entirety. The transition services agreement has been included to provide FairPoint stockholders with information regarding its terms and has been publicly filed with the Securities and Exchange Commission. It is not intended to provide any other factual information about Verizon, Spinco, FairPoint or the combined company. Information about Verizon, Spinco, FairPoint and the combined company can be found elsewhere in this proxy statement/prospectus.

        The transition services agreement, dated as of January 15, 2007 by and among FairPoint, Northern New England Telephone Operations Inc., referred to herein as NNETO, Enhanced Communications of Northern New England Inc., referred to herein as ECNNE, (both of which will be operating subsidiaries of Spinco) and Verizon Information Technologies LLC, referred to herein as the supplier sets forth the terms and conditions for the provision by the supplier of services to FairPoint, NNETO and ECNNE, prior to and following the consummation of the merger, relating to the operation by FairPoint, NNETO and ECNNE following the merger of Verizon's local exchange business in Maine, New Hampshire and Vermont, excluding the unregulated (long distance) businesses.

        The term of the transition services agreement extends from January 15, 2007 until the earlier of (i) the termination date of the merger agreement, and (ii) the final assumption of the responsibility by the combined company, NNETO or ECNNE for all services being provided by the supplier under the transition services agreement. The operational and internet service provider components of the services together may be terminated earlier and the benefits administration service component may be separately terminated earlier at the option of the combined company.

        Prior to the merger, the services will consist of preparatory work necessary to permit the supplier to provide the operational services following the merger, planning for the complete transition of these services to the combined company, NNETO and ECNNE and cooperation with Capgemini to facilitate the performance of services by Capgemini under the master services agreement for the benefit of FairPoint.

        Following the merger, the services performed by the supplier will relate generally to the following operational functions:

  •
  information technology systems;

  •
  tax;

  •
  finance and accounting;

  •
  human resources;

  •
  compensation;

  •
  payroll;

  •
  billing and collection;

  •
  engineering and network;

  •
  customer service;

  •
  sales and marketing;

  •
  operations; and

  •
  capital asset management.

        Tax and human resources services are limited to certain matters specified in the agreement. In addition, included within the services to be provided following the merger, are the following separate service components:

  •
  benefits administration; and

  •
  internet service provider services.

        FairPoint, NNETO and ECNNE will pay the supplier fees for the services, including:

          (i)    $125 per hour for each hour in excess of 500 for special services provided by the supplier in support of preparation by the combined company, NNETO and ECNNE for assumption of full responsibility for performance of the operational services provided by the supplier under the transition services agreement, plus the reasonable out-of-pocket travel related costs and expenses incurred by the supplier in connection with such services;

          (ii)   a one-time payment in the amount of either $34.0 million or $41.5 million, with the higher amount payable only if the combined company, NNETO and ECNNE take over the services within three months following the merger, to compensate the supplier for expenses incurred by it in preparing to provide the transition services;

          (iii)  with respect to operational services, other than the benefits administration and internet service provider services, a fixed monthly fee commencing at the consummation of the merger, payable so long as such services are provided by the supplier, in the amount of $14.2 million for each of the first eight months following the merger, $0.5 million less than the prior month's fee for each of the ninth through twelfth month following the merger, $14.7 million for the thirteenth month following the merger and $0.5 million more than the amount paid for the prior month for each successive month that those services are provided by the supplier;

          (iv)  aggregate fixed monthly fees of approximately $2.8 million with respect to certain benefits administration services and internet service providers, together with a unit based service fee, as applicable, payable so long as those services are provided by the supplier;

          (v)   amounts necessary to reimburse the supplier for costs and expenses of third-party suppliers or vendors incidental to the supplier providing the services described in (iv) above; and

          (vi)  applicable taxes (other than income and property taxes) in respect of such fees.

        In the event that the merger agreement terminates as a result of the failure of the stockholders of FairPoint to approve the merger agreement or as a result of the withdrawal or modification by FairPoint's board of directors of its approval or recommendation of the merger or the merger agreement or as a result of the recommendation by the board of directors to the FairPoint stockholders of a competing acquisition proposal or the adoption of a resolution to do any of the forgoing, then FairPoint will be obligated to pay to the supplier amounts specified in the transition services agreement, including:

          (i)    any unpaid special services fees,

          (ii)   the number of dollars up to $34.0 million which equals the number of hours the supplier and its affiliates have labored to prepare to provide the transition services multiplied by $125, and

          (iii)  qualified transition expenses previously paid by an affiliate of the supplier to FairPoint if and to the extent they exceed $20.0 million.

        The transition services agreement requires FairPoint and the supplier to establish a planning committee consisting of representatives of both FairPoint and the supplier to discuss, plan and implement terms, conditions and procedures to facilitate the independent operation of Spinco's business by the combined company, NNETO and ECNNE. FairPoint's goal is to achieve this final assumption of responsibility for performance of the independent local exchange carrier and the Internet service provider business functions within six months after the closing of the merger and not later than the 16th month after the closing of the merger.

        The supplier may terminate the transition services agreement if the combined company, NNETO or ECNNE fail to cure a non-payment of any fees following thirty (30) days advance notice or after a change of control (as defined in the transition services agreement) of the combined company, NNETO or ECNNE. FairPoint may terminate the transition services agreement for material breach by the supplier that remains uncured following sixty (60) days advance notice.

        In the event of breach of the transition services agreement by the supplier, the supplier's liability is limited to damages up to the sum of the amounts paid to the supplier under the transition services agreement. In the event of breach of the transition services agreement by FairPoint (before the merger or as the combined company), NNETO or ECNNE, such parties' liability is limited to damages up to the sum of the amounts payable to the supplier were the transition services agreement to continue in effect for the entire 15-month term contemplated thereby. No party will be liable to the other party for any indirect, special, consequential, punitive or exemplary damages.

        The supplier, on one hand, and FairPoint (before the merger or as the combined company), NNETO and ECNNE, as a group, on the other hand, agree to indemnify the other party for losses resulting from third-party claims arising out of bodily injury or property damage, violation of law or failure to pay taxes for which the indemnifying party is responsible.

THE MASTER SERVICES AGREEMENT

        The following is a summary of selected material provisions of the master services agreement. This summary is qualified in its entirety by reference to the master services agreement, which is incorporated by reference in its entirety and included as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The rights and obligations of the parties are governed by the express terms and conditions of the master services agreement and not by this summary or any other information included in this proxy statement/prospectus. FairPoint urges its stockholders to read the master services agreement in its entirety. The master services agreement has been included to provide FairPoint stockholders with information regarding its terms and has been publicly filed with the Securities and Exchange Commission. It is not intended to provide any other factual information about Verizon, Spinco, FairPoint or the combined company. Information about Verizon, Spinco, FairPoint and the combined company can be found elsewhere in this proxy statement/prospectus.

        Subject to the terms and conditions set forth in the master services agreement, Capgemini will provide FairPoint with professional services in connection with the transition by FairPoint of certain business operations from Verizon and its affiliates pursuant to the transition services agreement. The professional services will be authorized by FairPoint on a project-by-project basis pursuant to a work order which shall set forth, among other things, the agreed scope of the professional services, the fees for such professional services and the period of performance for such professional services. Fees for the professional services will accrue as a combination of monthly and deliverable based payments over the term.

        The master services agreement prohibits Capgemini from voluntarily withholding the provision of professional services. Capgemini has agreed not to oppose an injunction compelling specific performance of the professional services for a period of 120 days from the alleged violation.

        Capgemini has warranted that professional services will be performed with professional care, in accordance with the work order requirements, and in compliance with applicable laws. In addition, deliverables are warranted against defects for 120 days following acceptance and utilization in a production environment. The time period in which defects must be corrected depends on the severity level of the defect.

        FairPoint may terminate the master services agreement or any work order relating thereto: (i) in the event of a material breach of the master services agreement or any work order relating thereto by Capgemini, which breach is not cured within 30 days after the receipt of written notice by Capgemini, (ii) in the event of a termination of the merger agreement for any reason, upon 30 days prior written notice, (iii) for convenience, at any time upon 30 days prior written notice to Capgemini or (iv) if Capgemini fails to deliver certain key deliverables by the target dates set forth in the work order. Capgemini may terminate the master services agreement for any failure by FairPoint to make timely payment of any undisputed fees, which breach is not cured within 30 days after receipt of written notice by FairPoint, or if there are disputed fees in excess of $15.0 million. A termination by FairPoint for convenience (or by Capgemini for failure by FairPoint to make timely payment of any undisputed fees) will require the payment of certain penalties by FairPoint depending upon the month in which such termination is effected.

        Capgemini will indemnify FairPoint for claims of bodily injury or property damage for which it is liable, any Capgemini violation of law, any breach by Capgemini of third-party agreements or the failure to obtain a required consent, any breach of confidentiality, any Capgemini taxes and any Capgemini fraud or intentional misconduct. FairPoint will indemnify Capgemini for claims of bodily injury or property damage for which it is liable, any FairPoint violation of law, any FairPoint taxes and any FairPoint fraud or intentional misconduct.

ADDITIONAL AGREEMENTS BETWEEN FAIRPOINT, VERIZON AND THEIR AFFILIATES

        FairPoint, Spinco and Verizon have entered into or, before the completion of the spin off and merger, will enter into, certain additional agreements and various interim and on-going relationships between FairPoint, Spinco and Verizon. The following is a summary of the material provisions of those agreements. The rights and obligations of the parties are governed by the express terms and conditions of the respective agreements and not by the summary thereof or any other information included in this proxy statement/prospectus. It is not intended to provide any other factual information about Verizon, Spinco, FairPoint or the combined company. Information about Verizon, Spinco, FairPoint and the combined company can be found elsewhere in this proxy statement/prospectus.

Employee Matters Agreement

        Verizon, Spinco and FairPoint entered into an employee matters agreement to allocate assets, liabilities and responsibilities with respect to certain employee benefit plans, policies and compensation programs among them. Pursuant to the employee matters agreement, all Verizon companies' employees whose primary duties relate to Spinco's business, excluding certain employees designated by Verizon, will be employees of subsidiaries of FairPoint upon consummation of the merger, referred to herein as the Spinco Employees. Following the merger, the FairPoint subsidiaries employing the Spinco Employees will continue to pay the Spinco Employees their ordinary salaries and to adjust salaries and pay usual bonuses in the normal course of business. In addition, base salary and general performance and other bonus opportunities will remain in place for at least a year. The Spinco Employees' employment by subsidiaries of FairPoint upon consummation of the merger will not trigger severance benefits.

        FairPoint's subsidiary operating the Spinco local telephone business in Maine, New Hampshire and Vermont will continue to employ the Spinco Employees represented by the International Brotherhood of Electrical Workers and by the Communication Workers of America in accordance with the collective bargaining agreements that cover such employees and will continue to honor those collective agreements.

        Spinco is required under the employee matters agreement to establish "mirror" benefit plans for Spinco Employees that provide benefits identical in all material respects to the benefits received by them under Verizon's health plans, welfare plans, 401(k) saving plans and Verizon's management pension plan and union pension plan. These Spinco benefit plans are referred to as the Spinco Plans. The Spinco Employees will be covered by the new Spinco benefit plans in a way that avoids the payment of double benefits. Assets and liabilities will be transferred to the new Spinco Plans on terms mutually agreeable to the parties. Spinco has the ability to amend the benefit plans, subject to collective bargaining restrictions for Spinco Employees who are represented by a union and subject to the agreement that the benefits for Spinco Employees who are not represented by a union will remain identical in all material respects for a year after the consummation of the merger.

        The Spinco Plans will include the following benefits:

  •
  Benefits for Spinco Employees who are subject to collective bargaining agreements will be provided in accordance with the plans negotiated with the unions.

  •
  A defined benefit pension plan and related trust will be established for active Spinco Employees who are not covered by any collective bargaining agreement, referred to as management employees, that "mirrors" the applicable Verizon pension plan covering those management Spinco Employees. Assets will be transferred from the applicable Verizon pension plan to the new Spinco management employees pension plan based on actuarial calculations designed to comply with relevant governmental rules and such that the new Spinco management pension plan will be fully funded according to the actuarial principles detailed in the employee matters agreement.

  •
  A defined benefit pension plan and related trust also will be established for active collectively bargained Spinco Employees that "mirrors" the applicable Verizon pension plan covering those collectively bargained Spinco Employees. Assets will be transferred from the applicable Verizon pension plan to the new Spinco collectively bargained pension plan based on actuarial calculations designed to comply with relevant governmental rules and such that the new Spinco collectively bargained pension plan will be fully funded according to the actuarial principles detailed in the employee matters agreement.

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  An excess pension plan also will be established for Spinco Employees of a management level that has qualified them for benefits under the Verizon Excess Pension Plan. This new Spinco excess pension plan will assume the liabilities of Spinco Employees who were previously in the Verizon Excess Pension Plan, but there will not be any assets transferred to this new Spinco excess pension plan.

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  Two defined contribution plans providing for 401(k) contributions and employer matching contributions will be established by Spinco—one plan for active management Spinco Employees not covered by any collective bargaining agreement, and the other plan for Spinco Employees who are covered by a collective bargaining agreement. Assets, participant loan liabilities, and beneficiary designations will be transferred from the applicable Verizon 401(k) plans to these new plans.

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  Benefit programs providing comprehensive medical, life insurance, disability, dependent care and medical savings accounts, and similar benefits that are identical in all material respects to Verizon's applicable benefit programs will be established by Spinco for Spinco Employees. These new Spinco benefit programs will recognize and maintain coverage and contribution elections, and give credit for deductibles and co-payment amounts under the corresponding Verizon benefit programs. No assets will be transferred to Spinco with respect to these medical, life insurance, disability and similar benefits, except that a net payment will be made to Spinco representing the net balances in Spinco Employees' dependent care and medical savings accounts.

        The Spinco benefit plans also will provide severance benefits in accordance with applicable collective bargaining agreements for Spinco Employees who are represented by a union. Other Spinco Employees not represented by a union will be provided severance benefits subject to the terms and conditions of the employee matters agreement during the one year period following the consummation of the merger. Generally, the terms and conditions of severance payments for eligible Spinco Employees who are not represented by a union will provide for a lump sum severance payment ranging from approximately four weeks to 52 weeks of base pay (depending on years of service and job level), continuation of medical and basic life insurance during the severance period, a pro-rated incentive payout, and out-placement counseling; however, no severance will be paid unless the affected Spinco Employee signs a separation agreement.

        Verizon will retain liabilities under its long-term incentive plans. Outstanding Verizon stock options will remain with Verizon, but any outstanding options for Spinco Employees will be fully vested upon consummation of the merger and will be exercisable until the earlier of five years after the consummation of the merger or the original expiration date under the option. Restricted stock units and performance stock units will remain under the Verizon plan. These units will immediately vest upon the consummation of the merger, and will be payable on their regularly scheduled date subject to the attainment of any applicable performance goals. No further deferrals of these units will be allowed by Spinco Employees. Balances under Verizon's deferred compensation plans will become 100% vested for Spinco Employees but will remain with Verizon and be paid out as provided for under such plans.

        Accrued time off and leave, incentive and commission programs, and worker's compensation liabilities will be transferred in full to Spinco for all Spinco Employees.

        The solicitation and hiring of each other's employees is limited by various provisions applicable to the Verizon Group and to FairPoint and Spinco and their subsidiaries, referred to in this section as the FairPoint Group. The following restrictive provisions generally apply, unless Verizon and FairPoint otherwise mutually agree to make an exception:

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  The Verizon Group may not solicit for hire any Spinco Employee during the time period beginning with the execution of the merger agreement through one year after the consummation of the merger.

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  The FairPoint Group may not solicit for hire any Verizon Group employee during the time period beginning with the execution of the merger agreement through one year after the consummation of the merger.

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  With respect to services provided under Schedule A of the transition services agreement, the Verizon Group and the FairPoint Group may not solicit for hire each other's employees or any contractors' employees engaged in performing the transition services. This prohibition regarding the solicitation of employees providing transition services applies during the time period beginning with the execution of the merger agreement through one year after the termination of the Schedule A services under the transition services agreement.

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  The Verizon Group and the FairPoint Group also have agreed not to hire each other's employees in any case where the employee has voluntarily left employment within the preceding six months. This no-hire restriction will end one year after the consummation of the merger. This no-hire restriction also applies to employees of Verizon contractors involved in providing Schedule A services under the transition services agreement until one year from the ending date of those Schedule A services.

Tax Sharing Agreement

        The tax sharing agreement addresses all federal, state and local tax matters related to the spin off and related transactions, and certain tax matters relating to the merger; FairPoint's and Verizon's obligations to file tax returns and remit taxes; FairPoint's and Verizon's control over tax contests; and FairPoint's and Verizon's obligations to cooperate after the merger in tax return preparation and record-keeping matters. The tax sharing agreement provides that Spinco and FairPoint shall indemnify Verizon for (i) taxes resulting from any of their actions that disqualify the spin off and related transactions as tax-free; (ii) taxes resulting from (a) the disqualification of the spin off due to breaches of representations and covenants or (b) failure to adhere to the basis determinations of Verizon; and (iii) taxes of Spinco or attributable to the Spinco business, other than taxes related to the spin off and related transactions for which neither Spinco nor FairPoint is responsible under the tax sharing agreement. The responsibility for transfer taxes is determined under the merger agreement. Verizon shall indemnify FairPoint for (i) the taxes of Verizon and its subsidiaries and (ii) taxes of Spinco resulting from the spin off and related transactions unless, in each case, Spinco or FairPoint are otherwise responsible for such taxes as described above. All parties to the tax sharing agreement have agreed to report the spin off and the merger as tax free. FairPoint has agreed to adhere to Verizon's determination of the tax basis of the Spinco assets and the value of any tax attribute, such as a net operating loss carryover.

        FairPoint has agreed not to take any action which could cause the spin off to be disqualified as a tax-free spin off, including: for two full years after the spin off, FairPoint shall not enter into any agreement, understanding or arrangement or any substantial negotiations involving the acquisition of stock of FairPoint (including by FairPoint or its subsidiaries) or a shift of ownership of FairPoint, and shall not issue additional shares of stock, modify any organizational document or transfer of modify any option, warrant or convertible instrument that is related to an equity interest in FairPoint, other than certain issuances to service providers provided in an applicable "safe harbor" of the Internal Revenue Service regulations; for two years after the spin off FairPoint may not repurchase any stock except as allowed under an Internal Revenue Service revenue procedure; and for two years after the spin off, (i) the Spinco business must actively continue to operate and (ii) FairPoint shall not dissolve, liquidate, merge or consolidate unless it is the survivor in a merger or consolidation. FairPoint has also agreed to not pre-pay, pay down, retire, acquire or significantly modify the Spinco securities prior to their maturity. However, FairPoint may engage in these activities (without limiting its indemnity obligations) if it receives an Internal Revenue Service ruling, Verizon's consent or a legal opinion reasonably satisfactory to Verizon that the tax-free status of the spin off and the merger will not be adversely affected.

Interest Purchase Agreement

  Purchase and Sale of Interest

        The interest purchase agreement entered into by and among Verizon Wireless of The East LP, referred to herein as Verizon Wireless, Cellco Partnership d/b/a Verizon Wireless, referred to herein as Cellco, and Taconic Telephone Corp., referred to herein as Taconic, provides for, among other things, the sale by Taconic of its 7.5% limited partnership interest, referred to herein as the interest in Orange County—Poughkeepsie Limited Partnership, referred to in this section as the partnership, and the purchase by Cellco of the interest.

        The partnership agreement governing the partnership, referred to in this section as the partnership agreement, provides that Warwick Valley Telephone Company, referred to herein as Warwick and together with Cellco, the buyers, has the right to purchase its pro rata portion of the interest, and Warwick has exercised that right. In connection with the exercise of its right under the partnership agreement, Warwick and the parties to the interest purchase agreement entered into a joinder agreement, referred to in this section as the joinder and together with the interest purchase agreement, the interest transaction agreements, which provides for, among other things, Warwick to be bound by the terms and conditions of the interest purchase agreement and the purchase by Warwick of 8.108% of the interest.

  Purchase Price

        The interest transaction agreements provide that Cellco and Warwick shall pay 91.892% and 8.108%, respectively, of a purchase price equal to $55.0 million in consideration of the sale by MJD of 91.892% and 8.108% of the interest to Cellco and Warwick, respectively, referred to herein as the purchase transactions, reduced by the amount by which the total distributions paid to Taconic (whether before or after the closing of the purchase of the interest) in respect of the interest for the period from January 1, 2007 through the closing of the purchase of the interest exceed $1.0 million, the final result of which is referred to as the purchase price. In the event that one or more distributions with respect to that period have been paid to Taconic as of the closing date, then the purchase price will be reduced on the closing date by the amount, if any, by which the total of the distributions exceeded $1.0 million, which amount is referred to as the closing adjustment amount. In the event that one or more distributions with respect to the specified period are paid to Taconic after the closing date, then, at the time when any such distribution is paid, Taconic shall repay to the buyers (as a reduction to the purchase price) (a) the amount by which the total amount of all distributions paid to Taconic with respect to the specified period, both before and after the closing date, exceeded $1.0 million, minus (b) the closing adjustment amount (if any), minus (c) amounts previously repaid by Taconic to the buyers with respect to other post-closing distributions. However, following the closing of the purchase transactions, each of the buyers has the right to cause the partnership to pay the amount Taconic is obligated to repay pursuant to the interest transaction agreements directly to the buyers out of the distribution otherwise payable to Taconic, in lieu of being repaid by Taconic after Taconic's receipt of the distribution.

  Assignment and Assumption of Liabilities

        The interest transaction agreements provide that Taconic and the buyers shall enter into assignment agreements whereby Taconic will sell, assign and deliver the portions of the interest described above to the buyers, and the buyers will assume and agree to perform and satisfy, and indemnify and hold Taconic harmless from, any and all liabilities and obligations in respect of the interest relating to the period after the closing of the purchase transactions.

  Representations and Warranties

        The interest purchase agreement contains representations and warranties among Verizon Wireless, the buyers and Taconic. These representations and warranties, which are substantially reciprocal, relate to, among other things:

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  due organization;

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  authority to enter into the purchase agreement;

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  no conflicts with, and no creation of encumbrances under, governance documents, agreements or laws;

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  no outstanding orders, or pending investigations or litigation; and

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  payment of fees to finders or brokers in connection with the purchase transactions.

        Taconic has also made representations and warranties to the buyers relating to the absence of certain consents and approvals, the rights associated with the interest and its valid title to the interest.

        Each of the buyers has also made representations to Taconic relating to the absence of certain consents and approvals, its capacity as an investor, and its eligibility to hold an interest in governmental licenses, permits and authorizations.

        Verizon Wireless has also made representations to Taconic regarding certain tax matters and the 2007 operating budget of the partnership.

        Certain of the representations and warranties contained in the interest purchase agreement are subject to materiality qualifications, knowledge qualifications, or both.

  Release

        Effective upon the closing of the purchase transactions, Taconic (on behalf of itself and certain of its affiliates), on the one hand, and each of Verizon Wireless (on behalf of itself and certain of its affiliates, including Cellco) and Warwick (on behalf of itself and certain of its affiliates), on the other hand, have agreed to release the other from any and all claims that it may have against the other party for matters arising from or relating to the partnership, the partnership's business, the partnership agreement, or the status of each of Verizon Wireless, Taconic and Warwick as a partner of the partnership, which such matters arise from or relate to any time prior to January 16, 2007, other than those arising under the interest purchase agreement and those arising from relationships pursuant to which Taconic or certain of its affiliates provides goods or services to the partnership.

  Conduct of Business Pending Closing

        Verizon Wireless has undertaken to perform certain covenants contained in the interest purchase agreement and agreed to restrictions on the activities of the partnership until the closing of the purchase transactions. In general, Verizon Wireless is required to conduct the partnership business in the ordinary course and to use its reasonable best efforts to cause the partnership to:

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  preserve its business, organization, goodwill and business relationships;

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  refrain from changing in any material respect, any of its business policies relating to its business;

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  maintain and keep its assets and properties in good repair, working order and condition;

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  perform all of its obligations under its contracts, leases, and other agreements;

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  manage and operate its business in a manner consistent with past practice; and

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  continue to make distributions to the partners in a manner consistent with past practice.

  Further Actions; Compliance with Conditions; Performance

        The buyers and Taconic agreed to comply expeditiously with all provisions of the partnership agreement and applicable partnership law necessary to consummate the closing of the purchase transactions. Each of Verizon Wireless, the buyers and Taconic has agreed to use its reasonable best efforts to cause the conditions set forth in the interest purchase agreement to be satisfied on or prior to the closing of the purchase transactions and otherwise to perform its respective obligations thereunder in an expeditious manner.

  Certain Other Covenants and Agreements

        The interest purchase agreement contains certain other covenants and agreements, including covenants relating to:

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  certain tax matters;

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  the making of distributions by the partnership in the ordinary course consistent with past practice; and

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  Taconic's submission of applications to the Public Service Commission of the State of New York.

        In addition, each of the parties to the interest transaction agreements has agreed to refrain from causing or permitting any action to be taken that would deny any of the buyers of its respective right to acquire its portion of the interest or that would constitute a breach of such party's representation, warranties or covenants contained in the interest purchase agreement.

  Conditions to the Completion of the Purchase Transactions

        The respective obligations of the buyers and Taconic to complete the purchase transactions are subject to the satisfaction or waiver of various conditions, including Taconic receiving a final order from the Public Service Commission of the State of New York, referred to in this section as the commission, consisting of any one of (a) a determination by the commission to the effect that it does not have jurisdiction over any transfers of the interest, (b) approvals by the commission to transfer the interest (i) from Taconic to MJD Ventures, Inc., referred to herein as MJD, and (ii) from MJD to the buyers, (c) (i) an approval by the commission to transfer the interest from Taconic to MJD and (ii) a determination by the commission that its approval is not required for any transfer of the interest by Taconic, or (d) any other one or more determinations or approvals by the commission that are sufficient to permit the interest to be transferred to the buyers (including an approval of the commission to transfer the interest from Taconic directly to the buyers), in each case, in form and substance reasonably satisfactory to Taconic.

        Each of Cellco's and Warwick's respective obligations to complete the purchase transactions are also subject to the satisfaction or waiver of the following additional conditions:

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  the accuracy, in all material respects, of Taconic's representations and warranties set forth in the interest purchase agreement, as certified in writing by the president or other authorized officer of Taconic; and

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  performance by Taconic, in all material respects, of all its obligations under the interest purchase agreement, as certified in writing by the president or other authorized officer of Taconic.

        Taconic's obligation to complete the purchase transactions is also subject to the satisfaction or waiver of the following additional conditions:

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  the accuracy, in all material respects, of each of Verizon Wireless's and the buyers' representations and warranties set forth in the interest purchase agreement, as certified in writing by the president or other authorized officer of each of Verizon Wireless and the buyers;

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  performance by each of Verizon Wireless and the buyers, in all material respects, of all its respective obligations under the interest purchase agreement, as certified in writing by the president or other authorized officer of each of Verizon Wireless and the buyers; and

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  receipt by Taconic of at least $1.0 million of distributions pursuant to the partnership agreement with respect to the period from January 1, 2007 through the closing of the purchase transactions.

  Termination

        In addition to standard termination rights for failure to satisfy conditions precedent or comply with covenants or by mutual consent of the parties, each of the buyers and Taconic has the right to terminate the interest purchase agreement if the closing of the purchase transactions has not occurred within 16 months of the date of signing of the interest purchase agreement, provided that such party was not the cause of such failure to close the purchase transactions.

  Termination Fee Payable in Certain Circumstances

        If Taconic terminates the interest purchase agreement as a result of the failure to receive the approval from the commission on terms reasonably satisfactory to Taconic, Taconic will be required to pay 91.892% and 8.108% to Cellco and Warwick, respectively, of an amount equal to all distributions made by the partnership in excess of $1.0 million relating to the period from January 1, 2007 through the date on which Taconic terminates the interest purchase agreement.

  Survival; Indemnification

        The representations and warranties contained in the interest purchase agreement survive the closing of the purchase transactions until the first anniversary thereof (subject to certain exceptions).

        Taconic, on the one hand, and each of Verizon Wireless and the buyers, on the other hand, have agreed to indemnify the other party (and their respective affiliates) against any and all losses actually incurred by the other party arising out of the following:

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  the indemnifying party's material breach of any representation or warranty made in the interest purchase agreement or in any certificate or document delivered by the indemnifying party;

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  the indemnifying party's material breach or nonfulfillment of any agreement, covenant, or obligation made in the interest purchase agreement or in any certificate or document delivered by the indemnifying party; or

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  any brokerage fee, finders' fee or similar payment arising under any agreement or other arrangement with the indemnifying party in connection with the purchase transactions.

        The interest transaction agreements also provide that the buyers will indemnify Taconic (and its affiliates) against any and all losses actually incurred by Taconic arising out of any obligations or liabilities of each of the buyers related to the liabilities assumed by the buyers pursuant to the interest transaction agreements.

        The interest transaction agreements also provide that Taconic will indemnify the buyers (and each of their respective affiliates) against any and all losses actually incurred by the buyers arising out of any obligations or liabilities of Taconic related to the interest, other than those assumed by the buyers.

  Expenses

        The interest transaction agreements provide that, except as otherwise set forth therein, each party will pay its own fees and expenses.

  Transfer Taxes and Sales Taxes

        The interest transaction agreements provide that Cellco and Warwick will bear and be responsible for 91.892% and 8.108%, respectively, of any and all sales, use, transfer or similar taxes imposed by state or local tax authorities with respect to the transfers of the interest.

Intellectual Property Agreement

  Assignments

        Pursuant to the intellectual property agreement. Spinco and its subsidiaries will assign to Verizon all (i) U.S. patents and patent applications, trademarks, service mark and domain names, together with any rights or licenses thereto, collectively referred to as statutory intellectual property, and (ii) unpatented inventions, trade secrets, know how and other proprietary information, and all U.S. copyrights and works of authorship, together with any rights or licenses thereto, collectively referred to as non-statutory intellectual property, in each case to the extent owned by Spinco prior to closing.

        Subject to any previously granted licenses, Verizon will assign to Spinco all customer data and personnel information of Verizon or its affiliates who are in the employ of Spinco after the closing, referred to as the designated Spinco intellectual property. The customer data subject to this license consists of all customer information obtained in connection with the Spinco business related to providing products and services to customers in Maine, New Hampshire and Vermont, including, among other things, customer addresses, accounts and transaction data, but excludes (i) any such information to the extent already in the custody of Verizon or any of its U.S. affiliates but not used for the Spinco business, (ii) information included in yellow or white pages listings or directories, (iii) information that Verizon or its affiliates are legally required to retain, (iv) publicly available information and (v) information that Verizon or its affiliates have received from third parties. Furthermore, the license to the designated Spinco intellectual property prohibits Verizon from using the customer data to offer goods and services in Maine, New Hampshire or Vermont to residential customers competitive with those offered by the Spinco business as of the closing date. Notwithstanding this prohibition, Verizon is entitled to retain a copy of the designated Spinco intellectual property to the extent required to comply with law.

  Grants

        After giving effect to the assignment by Verizon to Spinco described in the above paragraph, Spinco will grant back to Verizon a royalty-free, fully paid-up, perpetual and non-exclusive license to use the designated Spinco intellectual property in the provision of goods and services to third parties and in connection with practicing any methods related thereto.

        Verizon will grant to Spinco a non-exclusive, royalty free, fully paid up license to use the non-statutory intellectual property (excluding (i) non-technical, non-public information owned by Verizon and used in the Spinco business as of the closing, (ii) designated Spinco intellectual property and (iii) Verizon proprietary software) that is used in the Spinco business and by Verizon, or licensed to Verizon with rights to sublicense it to third parties without compensation, collectively referred to as the licensed non-statutory intellectual property. The licensed non-statutory intellectual property excludes patents, copyrights, domain names, trademarks, intellectual property developed by Verizon after the closing date, Verizon proprietary software and third-party intellectual property. Spinco's license to the licensed non-statutory intellectual property is for the field of use of the Spinco business as reflected in the products and services offered by Spinco as of the closing date, together with any improvements or modifications thereon in Maine, New Hampshire or Vermont following the closing date. The license permits Spinco to reproduce, copy, modify and enhance the licensed non-statutory intellectual property but does not allow (i) its use outside of Maine, New Hampshire and Vermont (other than to support the Spinco business in Maine, New Hampshire and Vermont in the field of use of the Spinco business as reflected in the products and services offered by Spinco as of the closing date, together with any improvements or modifications thereon), (ii) its disclosure to any person other than to contractors in limited circumstances, (iii) granting sublicenses to the licensed non-statutory intellectual property other than to contractors in limited circumstances and (iv) Spinco to assign the license other than to its own successors and assigns.

        Verizon will grant to Spinco a non-exclusive, royalty free, fully paid up license to use the statutory intellectual property (excluding those marks owned by Verizon, its affiliates or Spinco as of the closing or licensed to them by a third party, referred to as the excluded Verizon marks, and Verizon proprietary software existing as of the closing date, collectively referred to as the licensed statutory intellectual property. Licensed statutory intellectual property excludes patents and patent applications claiming a filing date after the closing, copyrights, domain names filed after the closing date, the statutory intellectual property developed or acquired by Verizon after the closing date, Verizon proprietary software used by Verizon in providing services under the transition services agreement, any other statutory intellectual property, and third-party intellectual property. Unlike Spinco's license to the licensed non-statutory intellectual property, Spinco's license to licensed statutory intellectual property is limited to the field of the Spinco business as reflected in the products and services offered by Spinco as of the closing date, without any post-closing improvement or modifications, referred to as the original field of use. The license permits Spinco to reproduce, copy, modify and enhance the licensed statutory intellectual property but does not allow (i) its use outside of Maine, New Hampshire and Vermont (other than to support the Spinco business in Maine, New Hampshire and Vermont in the original field of use), (ii) its disclosure to any person other than to contractors in limited circumstances, (iii) granting sublicenses to the licensed statutory intellectual property other than to contractors in limited circumstances and (iv) Spinco to assign the license other than to its own successors and assigns. Furthermore, the license does not extend to modifications, improvements or derivations of the Spinco business following the closing that are outside the original field of use.

        Subject to any previously granted licenses, Verizon grants to Spinco undivided joint ownership of all non-technical, non-public information included in the non-statutory intellectual property and used in the Spinco business as of the closing date, but excluding the customer data assigned to Spinco by Verizon, with unrestricted rights available to both Verizon and Spinco to use, reproduce, improve, transfer, and assign all non-technical, non-public information included in the non-statutory intellectual property and used in the Spinco business as of the closing date. Verizon represents that licenses to all non-technical, non-public information included in the non-statutory intellectual property and used in the Spinco business as of the closing date previously granted by Verizon do not materially affect Spinco's or FairPoint's ability to use such proprietary business information in connection with operating the Spinco business consistent with past practice.

        Verizon will grant to Spinco a right, for a period not to exceed 60 days following the closing, to use those excluded Verizon marks used in the Spinco business as of the closing date solely for conducting the Spinco business in Maine, New Hampshire and Vermont. Spinco is required to replace, remove or cover over the licensed excluded Verizon marks affixed to Spinco assets no later than 60 days following the closing date, provided that (i) Spinco has 45 days from the closing to use existing inventory of Spinco business promotional materials, (ii) nine months to remove the licensed excluded Verizon marks from signs, buildings and motor vehicles and (iii) 12 months to remove the excluded Verizon marks from tools, equipment or written materials used solely for internal purposes. In addition, within 60 days following the closing date Spinco is required to cease use of the excluded Verizon marks used in the Spinco business in a non-trademark manner for purposes of conveying to customers or general public that the name of business has changed. Finally, beginning on the closing date and continuing thereafter, and immediately following discovery of any such uses, Spinco must discontinue use of all items carrying the excluded Verizon marks not used in the Spinco business. FairPoint, Spinco and Spinco's subsidiaries acknowledge Verizon's exclusive proprietary rights in the excluded Verizon marks, agree not to assert any rights or claims in the excluded Verizon marks or any confusingly similar marks, or to contest Verizon's ownership in, or the validity of, the excluded Verizon marks.

  Quality Control

        FairPoint, on behalf of itself, Spinco and Spinco's subsidiaries, is required to use the excluded Verizon marks solely in accordance with the license described in the preceding paragraph and in conformity with applicable law, and to conduct the Spinco business at a standard that is at least commensurate with the standard of the Spinco business prior to closing.

  Indemnification and Limitation of Liability

        FairPoint, Spinco and the Spinco subsidiaries jointly and severally indemnify Verizon and its affiliates from all losses, damages and judgments in connection with third-party claims arising from the use of the excluded Verizon marks after the closing. Verizon, however, will defend infringement claims for Spinco's use of the excluded Verizon marks pursuant to the license granted with respect to the excluded Verizon marks used in the Spinco business as of the closing date described above during the 60-day phase out period following the closing. Verizon is not required to secure or maintain any intellectual property subject to the agreement, and does not provide any representations or warranties as to the validity or scope of the intellectual property. Nor does Verizon represent that the use of intellectual property subject to the agreement, other than the intellectual property subject to the licenses granted with respect to the non-statutory intellectual property and statutory intellectual property described above, is non-infringing.

Publishing Agreement

        Spinco has agreed, as required by the terms of a publishing agreement, dated as of November 17, 2006, between Idearc Media Corp., referred to herein as Idearc Media, Verizon and Verizon Services Corp. to enter into a publishing agreement with Idearc Media, pursuant to which the combined company, as successor by merger to Spinco, will name Idearc Media its exclusive official print directory publisher of print listings and classified advertisements for wireline telephone customers in the geographic areas in which Spinco is currently the incumbent local exchange carrier. Under the publishing agreement, Idearc Media has agreed to fulfill the combined company's legal and contractual obligations to publish and distribute white pages and yellow pages directories, and to include listing information, in each of the service areas in the historic Spinco territories, generally at no cost to Verizon or its customers. At the combined company's option, Idearc Media will be obligated to fulfill these publishing obligations in any new areas in the historic Spinco territories in which the combined company becomes the incumbent local exchange carrier in the future, unless Idearc Media determines in good faith that the costs associated with fulfilling those obligations would outweigh the benefits of obtaining the rights provided in the branding agreement (discussed under "—Branding Agreement" below) for these areas.

        Unless otherwise terminated, the publishing agreement will expire on November 17, 2036 but will be automatically renewed for additional 5-year terms, unless either party thereto provides written termination notice at least 24 months prior to the end of the then current term. The combined company may terminate the publishing agreement, in whole or in part, in the event of a material default thereunder by Idearc Media. Also, if the combined company disposes of any of its access lines in the former Spinco territories, or if the combined company ceases operations as a local exchange carrier in one of these service areas, the publishing agreement will terminate with respect to the applicable service area or portion thereof. If the combined company has terminated the publishing agreement with respect to 20% or more of its subscribers in the service areas in the former Spinco territories, it may then terminate the publishing agreement in its entirety.

Branding Agreement

        Spinco has also agreed, as required by the terms of the publishing agreement, dated as of November 17, 2006, between Idearc Media, Verizon and Verizon Services Corp., to enter into a branding agreement with Idearc Media, pursuant to which the combined company, as successor by merger to Spinco, will grant to Idearc Media a limited right, for the term of the branding agreement and on an exclusive basis, to use certain marks of the combined company in connection with publishing print directories in the wireline local exchange service areas in the former Spinco territories and identify itself as the official print directory publisher for these service areas.

        Idearc Media may terminate the branding agreement at any time. The combined company may terminate the branding agreement with respect to any of the service areas in the former Spinco territories if Idearc Media fails to correct a deficiency in its use of any of the Verizon marks after the combined company has given notice of the deficiency. If Idearc Media or any of its subsidiaries directly or indirectly engages in the provision of telecommunication services or video services in any of the service areas in the former Spinco territories, the combined company may terminate the branding agreement with respect to the affected service area. If, however, an owner or an affiliate of Idearc Media is a provider of telecommunication services outside of these service areas, the combined company may not terminate the branding agreement, so long as Idearc Media's owner or affiliate does not provide telecommunication services in connection with Idearc Media's directory products in any of the service areas in the former Spinco territories. If the combined company has terminated the branding agreement with respect to 20% or more of its subscribers in the service areas in the former Spinco territories, it may then terminate the branding agreement in its entirety.

        Unless otherwise terminated, the branding agreement will terminate upon, and to the same extent as, any the termination of the publishing agreement.

Non-competition Agreement

        Spinco has also agreed, as required by the terms of a non-competition agreement, dated as of November 17, 2006, between Idearc Media, Verizon and Verizon Services Corp., to enter into a non-competition agreement with Idearc Media, pursuant to which the combined company, as successor by merger to Spinco, will generally agree not to, and to cause its affiliates not to, publish, market, sell or distribute tangible or digital media directory products in the service areas in the former Spinco territories.

        Unless otherwise terminated, the non-competition agreement will expire on November 17, 2036. Either party may terminate the non-competition agreement upon the termination of the publishing agreement and the combined company may terminate the non-competition agreement with respect to any of the service areas in the former Spinco territories if the publishing agreement or branding agreement is terminated with respect to these service areas under certain circumstances.

Long Distance Agreement

        Verizon Partner Solutions, a division of Verizon, sent a letter proposal, dated January 15, 2007, to FairPoint in which Verizon presented a signed term sheet and rate schedule for access based billing service in an attempt to accommodate the combined company's switched long distance business requirements. The rates contained in the proposed schedule are specific to calls originating in Vermont, New Hampshire and Maine, and they assume that access costs for such states will remain unchanged. The combined company will be able to provide the proposed rates to end-user retail customers in the aforementioned states only, and not to any other wholesale customers, within the first six months following the closing of the merger. If the proposed rate schedule is accepted by FairPoint, an addendum to the existing access based billing contract will be created. The addendum will include a provision to change rates with a 60-day rate change notification period, and no rate changes will be made effective prior to 120-days following the closing of the merger. Furthermore, FairPoint and Verizon will establish a six-month grace period following the closing of the merger for the purpose of establishing a term and monthly commitment associated with the business. The contract term would be for a minimum of one year following the closing of the merger.

        The arrangements described in the letter proposal, term sheet and rate schedule are subject to the closing of the transactions contemplated by the merger agreement and the continued effectiveness of the existing agreement between Verizon and FairPoint.

MVNO Agreement

        As part of the transaction, Verizon Wireless has offered FairPoint the opportunity to be an MVNO, which would enable FairPoint to offer a wireless product to its customers via a resale arrangement with Verizon Wireless in areas where Verizon Wireless offers coverage. FairPoint's application with Verizon Wireless is currently pending, and FairPoint is investigating other resale opportunities and may or may not decide, if the application is granted, to proceed with the Verizon Wireless proposal based upon other available alternatives.

FINANCING OF THE COMBINED COMPANY

New Credit Facility

  Commitment Letter

        On January 15, 2007, FairPoint entered into financing letters with Lehman Commercial Paper Inc. and Lehman Brothers Inc., referred to herein as the Administrative Agent, Bank of America, N.A., Banc of America Securities LLC, and Morgan Stanley Senior Funding, Inc., and subsequently through joinder letters, each of Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Wachovia Bank, National Association, Merrill Lynch Capital Corporation and CoBank ACB became parties to the financing letters. These parties providing financing for a portion of the merger are collectively referred to herein as the commitment parties. The commitment of the commitment parties is subject to customary conditions to consummation, including, among others, the absence of any material adverse effect (as such term is defined in the merger agreement) since September 30, 2006. FairPoint has agreed to pay fees to certain of the commitment parties in connection with the financing letters and has agreed to indemnify the commitment parties against certain liabilities. The commitments under the financing letters expire on May 15, 2008.

        These financing letters provide for a commitment of an aggregate principal amount of up to $2.08 billion in financing to FairPoint and Spinco; provided, that, upon written notice to the Administrative Agent on behalf of the lead arrangers, FairPoint may assign any of its rights and delegate any of its obligations hereunder to one or more domestic subsidiaries controlled by FairPoint, Verizon or Spinco as shall be reasonably required to consummate the merger agreement, the distribution agreement and the financings described in the financing letters and which assignees, together with the combined company, shall be jointly and severally liable as the borrowers under the new credit facility, consisting of the following:

  •
  senior secured six-year revolving credit facility in a principal amount of $200 million, referred to herein as the revolving facility; and

  •
  senior secured eight-year term loan facilities in an aggregate amount of up to $1.88 billion consisting of a $1.68 billion term loan B facility and a $200 million delayed draw term loan facility, collectively referred to herein as the term loan facilities.

        The financing letters also provide for the issuance of standby and trade letters of credit for the account of the combined company and its subsidiaries under the revolving facility in an aggregate amount to be agreed upon by the parties. Letters of credit will be issued by one or more lenders approved by the administrative agent and the combined company.

        The combined company's existing and subsequently acquired or organized wholly owned domestic subsidiaries and each existing and subsequently acquired or organized wholly owned domestic subsidiary of any such subsidiary that, in each case, is a holding company, will serve as guarantors of the new credit facility, any interest rate protection or other hedging arrangements entered into by the combined company in connection therewith and any cash management obligations of the combined company, except that no guarantee shall be required of a subsidiary to the extent that the transactions require, or the granting of such guarantee would require, the approval of any state regulatory agency. The new credit facility, guaranties, hedging arrangements and cash management obligations will be secured by a first priority security interest in all capital stock and other equity interests of the combined company or any guarantor's domestic subsidiaries, and any intercompany indebtedness (including promissory notes) owing to the combined company or any guarantor's subsidiary and, to the extent owned by the combined company or any guarantor, a pledge of 100% of the nonvoting and 65% of the total outstanding voting equity interests of any foreign subsidiary of the combined company or any guarantor or such greater portion of such voting equity interest as would not have a material adverse tax consequence to the combined company.

  Proposed Terms of the New Credit Facility

        Under the new credit facility, FairPoint and Spinco expect to make borrowings at Adjusted LIBOR (as described below) plus a margin which in the case of the revolving credit facility will be subject to a leverage-based pricing grid to be agreed by the parties.

        Adjusted LIBOR borrowings may be made for interest periods of 1, 2, 3 or 6 months and, if agreed to by, or available to, the applicable lenders under the new credit facility, 9 or 12 months, as selected by FairPoint. Interest on loans and all fees will be payable in arrears on the basis of a 360-day year in the case of Adjusted LIBOR loans and a 365-day year in the case of base rate loans (calculated, in each case, on the basis of actual number of days elapsed). Interest will be payable on Adjusted LIBOR loans on the last day of the applicable interest period (and at the end of each three months, in the case of interest periods longer than three months) and upon prepayment, and on base rate loans quarterly and upon prepayment.

        The combined company will be required to pay certain fees and expenses in connection with the new credit facility. The combined company will be required to pay a commitment fee initially calculated at the rate of 0.375% per annum on the average daily amount of the unused portion of the revolving facility, payable quarterly in arrears. The commitment fee on the revolving facility shall accrue from the closing date of the merger. Following the delivery of financial statements for the first full fiscal quarter after the closing date of the merger, the commitment fee will be subject to a leverage-based pricing grid to be agreed upon by the parties.

        The delayed draw term loan facility is available to be drawn until the first anniversary of the closing date of the merger. Commencing on the closing date of the merger and continuing until the delayed draw term loan facility is fully drawn, the combined company will also be required to pay a commitment fee calculated at the rate per annum of 0.75% on the unused portion of the delayed draw term loan facility, payable quarterly in arrears and on the date the delayed draw term loan facility is fully drawn.

        The combined company will be required to pay a per annum fee equal to: (i) with respect to standby letters of credit, the applicable spread over Adjusted LIBOR under the revolving facility in effect from time to time; and (ii) with respect to trade letters of credit, an amount equal to one-half of the applicable spread over Adjusted LIBOR under the revolving facility in effect from time to time, in each case, less the fronting fee (described below), which will accrue on the aggregate face amount of outstanding letters of credit under the revolving facility, payable in arrears at the end of each quarter and upon termination of the revolving facility. In addition, the combined company shall pay to each bank that issued to it a letter of credit, for its own account: (i) a fronting fee to be agreed upon on the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon termination of the revolving facility; and (ii) the customary issuance and administration fees of the bank issuing the letter of credit.

        The revolving facility will mature on the sixth anniversary of the closing date of the merger. The term loan B facility and the delayed draw term loan facility will mature on the eighth anniversary of the closing date of the merger, and borrowings under each of the term loan B facility and the delayed draw term loan facility, respectively, will be repayable in quarterly installments equal to: (i) 0% of the original principal amount of the term loan B facility and the delayed draw term loan facility during the first and second years after the closing date of the merger; and (ii) 1% of the original principal amount of the term loan B facility and the delayed draw term loan facility during each year thereafter, with the balance payable in full at maturity.

        Mandatory prepayments of borrowings under the term loan B facility shall be prepaid after the closing date of the merger with: (i) 50% of the combined company's annual excess cash flow when the combined company's total leverage ratio exceeds (a) during the first year following the closing date of the merger, 5.75 to 1.0, and (b) thereafter, 5.50 to 1.0; (ii) net cash proceeds of certain asset sales or other dispositions of property by the combined company and its wholly owned restricted subsidiaries

(including, without limitation, casualty insurance and condemnation proceeds); and (iii) the net cash proceeds of issuances of debt obligations and preferred stock of the combined company and its wholly owned restricted subsidiaries.

        The above-described mandatory prepayments under the term loan B facility shall be applied in forward order of maturity of the remaining amortization payments.

        Optional prepayments of borrowings under the term loan facilities and optional reductions of the unutilized portion of the revolving facility commitments will be permitted at any time, in minimum principal amounts to be agreed upon by the parties, without premium or penalty, subject to reimbursement of the lenders' redeployment costs in the case of a prepayment of Adjusted LIBOR loans prior to the last day of the relevant interest period. All optional prepayments under the term loan facilities shall be applied as directed by the combined company.

        Under the terms of the agreements governing the new credit facility, the combined company will be required to meet certain financial tests (which shall be calculated in respect of the combined company and its restricted subsidiaries and with definitions customary for facilities and transactions of this type), including a minimum cash interest coverage ratio of 2.25 to 1.0 and a maximum total leverage ratio (to be defined as total indebtedness (net of unrestricted cash and cash equivalents) to EBITDA not to exceed (i) during the first year after the closing date of the merger, 5.75 to 1.0, and (ii) thereafter, 5.50 to 1.0. The foregoing financial covenants will be tested with respect to the combined company and its restricted subsidiaries on a consolidated basis, with the first covenant test to commence with the first full fiscal quarter ending after the closing date of the merger (and with any covenant that includes a trailing period to be calculated on an annualized basis until, with the passage of time, that there are four full fiscal quarters following the closing date of the merger).

        In addition, the combined company will agree to covenants that, among other things and, subject to certain exceptions and limitations, will limit the incurrence of additional indebtedness, liens, mergers, consolidations, liquidations, and dissolutions, sales of assets, dividends, distributions and other payments in respect of capital stock (with an exception permitting the first two regular quarterly dividend payments to FairPoint's common stockholders consistent with past practices following the closing date of the merger in an aggregate amount not to exceed $80 million so long as there is no default or event of default), capital expenditures, acquisitions, investments, loans and advances, payments and modifications of subordinated indebtedness, transactions with affiliates, changes in fiscal year, clauses restricting distributions from subsidiaries that are guarantors, and changes in lines of business. The covenant with respect to dividends will prohibit, except for the first two quarterly dividend payments following the closing date of the merger, the payment of dividends when the combined company's total leverage ratio exceeds (i) during the first year following the closing date of the merger, 5.75 to 1.0, and (ii) thereafter, 5.50 to 1. The aggregate amount of dividends and other payments in respect of capital stock, payments and modifications of subordinated debt instruments and investments, excluding the first two quarterly dividend payments following the closing date, shall not exceed an amount equal to $40 million plus EBITDA from the first day of the first full fiscal quarter following the quarter in which the closing date of the merger occurs minus the product of 1.4 times the consolidated interest expense of the combined company and its restricted subsidiaries. The agreements governing the new credit facility will also contain customary provisions protecting the lenders against increased costs or loss of yield. Furthermore, such documentation will contain customary representations and warranties and affirmative covenants for facilities and transactions of this type.

        The agreements governing the new credit facility will contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, violation of covenants (subject, in the case of certain covenants, to a grace period to be agreed upon and notice), cross-default and cross acceleration to other material debt, bankruptcy or insolvency events, certain ERISA-related events, judgments in excess of an agreed amount, change in control, and actual or asserted material invalidity of any guarantee, loan document or security interest.

        FairPoint expects that the initial borrowings under the new credit facility will occur contemporaneously with the consummation of the merger. However, entering into the agreements governing the new credit facility and any funding under such agreements will remain subject to a number of conditions. These conditions will include: (i) the consummation of the merger; (ii) prior to or substantially concurrently with the initial borrowings under the agreements governing the new credit facility, amounts outstanding under FairPoint's existing credit agreement shall be repaid and all commitments thereunder shall be terminated and all liens securing such facilities shall be terminated; (iii) the receipt of certain financial statements and projections, (iv) the receipt of all documentation and other information required by bank regulatory authorities under applicable anti-money laundering rules and regulations, including the U.S.A. Patriot Act; and (v) miscellaneous closing conditions customary for credit facilities and transactions of this type.

        If the financing contemplated by the financing letters is insufficient to complete the transactions contemplated by the merger agreement, the distribution agreement and the other transaction documents, FairPoint is obligated under the merger agreement to seek alternative financing. See "The Merger Agreement—Financing Matters."

Spinco Securities

        The distribution agreement contemplates that debt securities of Spinco will be issued to the Verizon Group immediately prior to the distribution. The distribution agreement contemplates that these Spinco securities will be senior unsecured notes, will mature on the ten-year anniversary of issuance, will not be callable at the option of the combined company for five years after issuance and will rank equally with all existing and future senior unsecured debt and senior to all existing and future subordinated debt of Spinco. The covenants and economic terms of the Spinco securities will be established so that they will be valued at par upon issuance (including for purposes of any debt exchange Verizon may elect to undertake, as described below). Other terms of these Spinco securities, including covenants, will be established in accordance with the terms of the merger agreement. See "The Merger Agreement—Financing Matters."

        Verizon has the right to elect to undertake an exchange of the Spinco securities for outstanding debt obligations of Verizon or its affiliates, and, if it elects to do so concurrently with the closing, Verizon has the right to condition the spin off of Spinco on the consummation of such exchange. See "The Distribution Agreement—Conditions to the Completion of the Spin Off."

        The Tax Sharing Agreement imposes certain limitations on the combined company's ability to modify the terms of the Spinco securities or take certain other actions following the closing of the merger. See "Additional Agreements Between FairPoint, Verizon and Their Affiliates—Tax Sharing Agreement."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with FairPoint's and the Northern New England business's financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the integration of FairPoint's business and Spinco's business, the continuing development of the combined company's business following the merger, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see "Risk Factors" and "Special Note Concerning Forward-Looking Statements."

Overview

        After completion of the merger, the combined company will be the eighth largest telephone company in the United States, based on the expected number of access lines. The combined company will operate in 18 states with approximately two million access line equivalents (including voice access lines and HSD lines, which include DSL, FTTP, wireless broadband and cable modem) on a pro forma basis as of December 31, 2006. The combined company will offer an array of services, including local and long distance voice, data, Internet and broadband product offerings to residential and business customers, primarily in northern New England. For the year ended December 31, 2006, assuming the merger had occurred on January 1, 2006, the combined company's revenues would have been approximately $1.5 billion.

        The following table lists selected summary financial and operating information for FairPoint and the Northern New England business as of December 31, 2006:

	FairPoint	Northern New England Business
	(in millions, except access line equivalents)
Access line equivalents (as of December 31, 2006)	311,150	1,694,693
Revenue	$270	$1,193
Cash provided by operating activities of continuing operations	$82	$341
Capital expenditures	$32	$214

  Revenues

        Consistent with the historical operations of FairPoint and the Northern New England business, the combined company is expected to derive its revenues from:

  •
  Local calling services. The combined company will receive revenues from its telephone operations from the provision of local exchange, local private line, wire maintenance, voice messaging and value-added services. Value-added services are a family of services that expand the utilization of the network, including products such as caller ID, call waiting and call return. The provision of local exchange services not only includes retail revenues but also includes local wholesale revenues from unbundled network elements, referred to herein as UNEs, interconnection revenues from competitive local exchange carriers and wireless carriers, and some data transport revenues.

  •
  Universal Service Fund high cost loop support. The combined company will receive payments from the Universal Service Fund to support the high cost of operating in rural markets, support for low income subscribers, and support for schools, libraries and rural health care.

  •
  Network access services. The combined company will receive revenues earned from end-user customers and long distance and other competing carriers who use the combined company's local exchange facilities to provide usage services to their customers. Switched access revenues will be derived from fixed and usage-based charges paid by carriers for access to the combined company's local network. Special access revenues originate from carriers and end-users that buy dedicated local and inter-exchange capacity to support their private networks. Access revenues are earned from resellers who purchase dial-tone services.

    •
    Interstate access revenue. Interstate access charges to long distance carriers and other customers are based on access rates filed with the Federal Communications Commission. These revenues also include Universal Service Fund payments for local switching support, long term support, interstate access support and interstate common line support.

    •
    Intrastate access revenue. These revenues consist primarily of charges paid by long distance companies and other customers for access to the combined company's networks in connection with the origination and termination of intrastate telephone calls both to and from the combined company's customers. Intrastate access charges to long distance carriers and other customers are based on access rates filed with the state regulatory agencies.

  •
  Long distance services. The combined company will receive revenues from long distance services it provides to its residential and business customers. Included in long distance services revenue are revenues received from regional toll. FairPoint has not historically received a substantial amount of revenue from regional toll.

  •
  Data and Internet services. The combined company will receive revenues from monthly recurring charges for services, including HSD, Internet and other services.

  •
  Other services. The combined company will receive revenues from other services, including video services (including cable television and video-over-DSL), public (coin) telephone, billing and collection, directory services and sale and maintenance of customer premise equipment.

        The following table summarizes revenues and the percentage of revenues from continuing operations from the listed sources for FairPoint:

	Year Ended December 31,			Year Ended December 31,
	2006	2005	2004	2006	2005	2004
	Revenue (in millions)			% of Revenue
Local calling services	$68	$65	$63	25%	25%	25%
Universal Service Fund high cost loop	20	20	22	7	8	9
Interstate access	72	75	71	27	29	28
Intrastate access	37	40	42	14	15	17
Long distance services	24	21	18	9	7	7
Data and Internet services	28	24	19	10	9	7
Other services	21	18	18	8	7	7

Total	$270	$263	$253	100%	100%	100%

        The following table summarizes revenues and the percentage of revenues from continuing operations from the listed sources for the Northern New England business:

	Year Ended December 31,			Year Ended December 31,
	2006	2005	2004	2006	2005	2004
	Revenue (in millions)			% of Revenue
Local calling services	$581	$603	$622	49%	50%	52%
Universal Service Fund high cost loop	23	24	26	2	2	2
Interstate access	288	299	310	24	25	26
Intrastate access	33	34	36	3	3	3
Long distance services	165	158	139	14	13	12
Data and Internet services	65	49	28	5	4	2
Other services	38	39	38	3	3	3

Total	$1,193	$1,206	$1,199	100%	100%	100%

  Operating Expenses

        Consistent with the historical operations of FairPoint and the Northern New England business, the combined company's operating expenses are expected to be categorized as operating expenses, consisting of cost of services and sales, selling, general and administrative expenses, and depreciation and amortization.

  •
  Cost of Services and Sales. Cost of services and sales includes the following costs directly attributable to a service or product: salaries and wages, benefits, materials and supplies, contracted services, network access and transport costs, customer provisioning costs, computer systems support and cost of products sold. Aggregate customer care costs, which include billing and service provisioning, are allocated between cost of services and sales and selling, general and administrative expense.

  •
  Selling, General and Administrative Expense. Selling, general and administrative expense includes salaries and wages and benefits not directly attributable to a service or product, bad debt charges, taxes other than income, advertising and sales commission costs, customer billing, call center and information technology costs, professional service fees and rent for administrative space. Also included in selling, general and administrative expenses are non-cash expenses related to stock based compensation. Stock based compensation consists of compensation charges incurred in connection with the employee stock options, stock units and non-vested stock granted to executive officers and directors.

  •
  Depreciation and amortization. Includes depreciation of the combined company's communications network and equipment and amortization of intangible assets.

Because the Northern New England business has been operated as the local exchange carrier of Verizon in Maine, New Hampshire and Vermont and not as a stand-alone telecommunications provider, the historical operating results of the Northern New England business for the year ended December 31, 2006 include approximately $270 million of expenses for services provided by Verizon and its affiliates, including information systems and information technology, shared assets including office space outside of New England, supplemental customer sales and service and operations. After a transition period following the merger, the combined company will receive these services from internal operations or from third-party service providers and not from Verizon. FairPoint estimates that within six months following the end of this transition period, which is expected to occur in 2008, the combined company will realize net costs savings on an annual basis of between $60 and $75 million from internalizing these functions or obtaining these services from third-party providers. However, there can be no assurance that these or any cost savings will actually be achieved. See "Risk Factors—Risks Relating to the Spin

Off and the Merger—The combined company may not realize the anticipated synergies, cost savings and growth opportunities from the merger."

FairPoint

  Overview

        FairPoint is a leading provider of communications services in rural and small urban communities, offering an array of services, including local and long distance voice, data, Internet and broadband product offerings. FairPoint is one of the largest telephone companies in the United States focused on serving rural and small urban communities, and is the 14th largest local telephone company in the United States, in each case based on number of access lines. FairPoint operates in 18 states with 311,150 access line equivalents (including voice access lines and HSD, which include DSL, wireless broadband and cable modems) in service as of December 31, 2006.

        FairPoint was incorporated in February 1991 for the purpose of acquiring and operating local exchange carriers in rural markets. Since 1993, FairPoint has acquired 35 such businesses, 31 of which FairPoint continues to own and operate. Many of its telephone companies have served their respective communities for over 75 years. The majority of the communities FairPoint serves have fewer than 2,500 access lines. Most of its telephone companies qualify as rural local exchange carriers under the Telecommunications Act.

        Rural local exchange carriers generally are characterized by stable operating results and strong cash flow margins and operate in supportive regulatory environments. In particular, existing state and federal regulations permit FairPoint to charge rates that enable it to recover its operating costs, plus a reasonable rate of return on its invested capital (as determined by relevant regulatory authorities). Competition is typically limited because rural local exchange carriers primarily serve sparsely populated rural communities with predominantly residential customers, and the cost of operations and capital investment requirements for new entrants is high. However, in its markets, FairPoint has experienced some voice competition from cable providers and competitive local exchange carriers. FairPoint also is subject to competition from wireless and various other technologies which may increase in the future. If competition were to increase, the originating and terminating access revenues FairPoint receives may be reduced as a result of wireless, VoIP, or other new technology utilization. FairPoint periodically negotiates interconnection agreements with other telecommunications providers which could ultimately result in increased competition in those markets.

        Access lines are an important element of FairPoint's business. Historically, rural telephone companies have experienced consistent growth in access lines because of positive demographic trends, insulated rural local economies and little competition. Recently, however, many rural telephone companies have experienced a loss of access lines due to increased competition, the introduction of DSL services (resulting in customers substituting DSL for a second line) and challenging economic conditions. FairPoint has not been immune to these conditions. FairPoint has been able to mitigate its access line loss somewhat through bundling services, retention programs, continued community involvement and a variety of other focused programs.

        During 2006, FairPoint completed the conversion of all access lines to a single outsourced billing platform. The conversion of the remaining companies is expected to be completed by the middle of 2007.

        FairPoint board of directors has adopted a dividend policy that reflects its judgment that FairPoint stockholders would be better served if FairPoint distributed a substantial portion of the cash generated by its business in excess of operating needs, interest and principal payments on its indebtedness, dividends on future senior classes of FairPoint capital stock, if any, capital expenditures, taxes and future reserves, if any, as regular quarterly dividend payments to the holders of FairPoint common stock, rather than retaining that cash and using it for other purposes.

        FairPoint is subject to regulation primarily by federal and state governmental agencies. At the federal level, the Federal Communications Commission has jurisdiction over interstate and international communications services. State telecommunications regulators exercise jurisdiction over intrastate communications services.

  Results of Operations

        The following table sets forth the percentages of revenues represented by selected items reflected in FairPoint's consolidated statements of operations. The year to year comparison of financial results is not necessarily indicative of future results:

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2006	% of revenue	2005	% of revenue	2004	% of revenue
Revenues	$270	100%	$263	100%	$253	100%
Operating expenses, excluding depreciation and amortization	156	57	144	55	129	51
Depreciation and amortization	53	20	52	20	50	20

Total operating expenses	209	77	196	75	179	71

Income from operations	61	23	67	25	74	29

Other income (expense):
Net gain on sale of investments and other assets	15	6	—	—	—	—
Interest and dividend income	3	1	2	1	2	1
Interest expense	(40)	(15)	(46)	(18)	(105)	(41)
Impairment of investments	—	—	(1)	(1)	—	—
Equity in net earnings of investees	11	4	11	4	11	4
Other nonoperating, net	—	—	(87)	(33)	(6)	(3)

Total other expense	(11)	(4)	(121)	(46)	(98)	(39)

Income (loss) from continuing operations before income taxes	50	18	(54)	(21)	(24)	(10)
Income tax benefit (expense)	(20)	(7)	83	32	(1)	—

Income (loss) from continuing operations	$30	11%	$29	11%	$(25)	(10)%

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

  Revenues

        Revenues increased $7 million to $270 million in 2006 compared to 2005. Operations acquired in 2005 and 2006 contributed $10 million to the increase in total revenues for 2006. Excluding the impact of acquired operations, revenues from FairPoint's existing operations decreased $3 million. FairPoint derived its revenues from the following sources:

        Local calling services.    Local calling service revenues increased $3 million to $68 million in 2006. Acquired operations increased local calling service revenues by $3 million. Revenues from existing operations decreased slightly, primarily due to a 3.4% decline in net voice access lines.

        Universal Service Fund high cost loop support.    Universal Service Fund high cost loop payments were $20 million in 2006 and 2005. Acquired operations added $1 million in Universal Service Fund revenue which was offset by a decline in existing operations as the national average cost per loop in relation to FairPoint's average cost per loop has increased and, as a result, its receipts from the Universal Service Fund have declined. FairPoint expects this trend to continue as it anticipates the national average cost per loop will likely continue to increase in relation to its average cost per loop.

        Interstate access.    Interstate access revenues decreased $3 million to $72 million in 2006 compared to 2005. Acquired operations added $3 million in interstate access revenues in 2006. Interstate access revenues from FairPoint's existing operations decreased $6 million. In 2006, FairPoint recognized certain negative interstate revenue settlement adjustments related to prior years in the amount of $1 million. In addition, in 2005, FairPoint recognized certain positive interstate revenue settlement adjustments related to prior years which accounted for approximately $4 million of interstate access revenue. Excluding these prior year adjustments and acquired operations, interstate access revenue would have declined $1 million in 2006.

        Intrastate access.    Intrastate access revenues decreased $3 million to $37 million in 2006 compared to 2005. Acquired operations added $1 million in intrastate access revenues in 2006. Intrastate access revenues from FairPoint's existing operations decreased $4 million. Intrastate access revenues declined primarily due to a decrease in access rates and a decrease in minutes of use compared to 2005. The rate decrease is primarily due to intrastate rate reductions implemented in Maine in the second quarter of 2005. Intrastate access revenues are expected to continue to decline.

        Long distance services.    Long distance services revenues increased $3 million to $24 million in 2006 compared to 2005. Of this increase, $2 million was attributable to FairPoint's existing operations. This increase was primarily a result of promotional efforts and bundled product offerings with unlimited long distance designed to generate more revenue.

        Data and Internet services.    Data and Internet services revenues increased $4 million to $28 million in 2006 compared to 2005. Of this increase, $1 million was attributable to acquired companies and $3 million was attributable to FairPoint's existing operations. The increase from existing operations is due primarily to increases in HSD customers as FairPoint continues to aggressively market its HSD services. FairPoint's HSD subscriber customer base as of December 31, 2006 increased to 59,444 subscribers compared to 45,365 subscribers as of December 31, 2005, a 31% increase during this period.

        Other services.    Other services revenues increased $3 million to $21 million in 2006 compared to 2005. Of this increase, $1 million was attributable to acquired companies and $2 million was attributable to FairPoint's existing operations. This increase is principally due to an increase in directory revenues in 2006.

  Operating Expenses

        Operating expenses and cost of goods sold, excluding depreciation and amortization.    Operating expenses increased $12 million to $156 million in 2006 compared to 2005. Of the increase, $6 million is related to FairPoint's existing operations and $6 million is related to expenses of the acquired operations. The increase from existing operations is principally due to $2 million in transaction expenses related to the merger, an increase in compensation and benefit expenses of $2 million, an increase in expenses related to data and long distance services of $2 million, an increase in billing expenses of $1 million, an increase in audit and tax fees of $1 million and an increase in operating taxes of $1 million. These increases were partially offset by a decrease in bad debt expense of $1 million and a decrease in consulting expenses of $2 million.

        Included in operating expenses are non-cash stock based compensation expenses associated with the award of restricted stock and restricted units. Stock based compensation expenses totaled $3 million and $2 million for the twelve months ended December 31, 2006 and 2005, respectively.

        Depreciation and amortization.    Depreciation and amortization from continuing operations increased $1 million to $53 million in 2006 compared to 2005. Acquired operations added $2 million to depreciation expense. Depreciation expense from FairPoint's existing operations decreased $1 million.

        Income from operations.    Income from operations decreased $6 million to $61 million in 2006 compared to 2005. This decrease is principally due to the increase in expenses discussed above.

        Other income (expense).    Total other expense decreased $110 million to $11 million in 2006 compared to 2005. Interest expense decreased $6 million to $40 million in 2006 mainly due to lower debt balances throughout the year. Earnings from equity investments was $11 million in 2006 and 2005. Gain (loss) on sale of investments increased $15 million compared to 2005, principally due to the sale of two non-core equity investments. In 2005, in connection with its initial public offering, FairPoint refinanced its old credit facility and repurchased and/or redeemed its 9 1/2% senior subordinated notes due 2008, referred to herein as the 9 1/2% notes, its floating rate callable securities due 2008, referred to herein as the floating rate notes, its 12 1/2% senior subordinated notes due 2010, referred to herein as the 12 1/2% notes, and its 11 7/8% senior notes due 2010, referred to herein as the 11 7/8% notes, which resulted in significant charges of $88 million due to fees and penalties paid on the repurchase/redemption and for the write-off of unamortized debt issuance costs.

        Income tax expense.    Income tax expense of $20 million was recorded for the year ended December 31, 2006, resulting in an effective rate of 39.4%.

        At the time of its initial public offering in February 2005, FairPoint had net operating loss, referred to herein as NOL, carryforwards of $265 million. Prior to February 2005, FairPoint did not expect to generate sufficient taxable income in future years to fully utilize these NOL carryforwards and, as a result, reduced the expected benefit of these NOL carryforwards by $66 million. Subsequent to its initial public offering and related transactions, FairPoint re-evaluated its expectation of future taxable income and concluded that its future taxable income would be sufficient to fully utilize the benefits of the NOL carryforwards. As a result of this re-evaluation, FairPoint recognized an income tax benefit of $66 million for the year ended December 31, 2005. Additional income tax benefits of $22 million were recognized in 2005 due to the taxable loss which resulted mainly from additional costs associated with the extinguishment of debt. These two items contributed to the net income tax benefit of $83 million for the year ended December 31, 2005.

        As of December 31, 2006, FairPoint had $235 million of federal and state NOL carryforwards. As a result, the income tax expense FairPoint records is generally greater than the income taxes actually paid by it.

        Discontinued operations.    During the twelve months ended December 31, 2006 and 2005, FairPoint recorded a reduction to its liability associated with the discontinuation of its competitive local exchange carrier operations, which, net of tax, resulted in a $1 million and $1 million adjustment to income from discontinued operations, respectively. The adjustments in 2006 and 2005 related to the settlement of certain lease obligations which reduced FairPoint's future obligation under these leases and the expiration of certain statutes of limitations as they relate to certain contingency reserves.

        Net income (loss).    Net income for the year ended December 31, 2006 was $31 million compared to $29 million for the year ended December 31, 2005. The difference between 2006 and 2005 is a result of the factors discussed above.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

  Revenues

        Revenues increased $10 million to $263 million in 2005 compared to $253 million in 2004. Of this increase, $6 million was attributable to FairPoint's acquisition of Berkshire and Bentleyville in 2005 and

$4 million was attributable to FairPoint's existing operations. FairPoint derived its revenues from the following sources:

        Local calling services.    Local calling service revenues increased $2 million to $65 million in 2005. Of this increase, $1 million was attributable to the Berkshire and Bentleyville acquisitions in 2005 and $1 million was attributable to FairPoint's existing operations. The increase in local revenues from existing operations was primarily due to increases in local calling features and local interconnection revenues, despite a 2.5% decline in net voice access lines.

        Universal Service Fund high cost loop support.    Universal Service Fund high cost loop payments decreased $2 million to $20 million in 2005. FairPoint's existing operations accounted for all of this decrease. The national average cost per loop in relation to FairPoint's average cost per loop has increased and, as a result, its receipts from the Universal Service Fund have declined.

        Interstate access.    Interstate access revenues increased $4 million to $75 million in 2005 from $71 million in 2004. Of the increase, $1 million was attributable to the Bentleyville and Berkshire acquisitions. FairPoint's existing operations accounted for the remaining $3 million increase. In 2005, FairPoint recognized certain positive interstate revenue settlement adjustments related to prior years which accounted for approximately $4 million of interstate access revenue. Excluding these unusual items and acquired operations, interstate access revenue would have declined $1 million in 2005.

        Intrastate access.    Intrastate access revenues decreased to $40 million in 2005 from $42 million in 2004. The decrease from FairPoint's existing operations was $3 million. The decrease was mainly attributable to rate reductions as provided for under a rate re-balancing agreement in Maine.

        Long distance services.    Long distance services revenues increased $3 million to $21 million in 2005 compared to 2004. This increase was attributable primarily to FairPoint's existing operations as a result of promotional efforts and bundles with unlimited long distance designed to generate more revenue.

        Data and Internet services.    Data and Internet services revenues increased $5 million to $24 million in 2005 from $19 million in 2004. The increase is due primarily to increases in DSL customers as FairPoint continued to aggressively market its HSD services. FairPoint's HSD subscriber customer base as of December 31, 2005, increased to 45,365 subscribers compared to 34,824 subscribers as of December 31, 2004, a 30% increase during this period. The Bentleyville and Berkshire acquisitions contributed the remaining revenue increase of $1 million.

        Other services.    Other services revenues stayed consistent at $18 million in 2005 and 2004. The Berkshire and Bentleyville acquisitions increased other services revenues by $1 million. Excluding the impact of the Berkshire and Bentleyville acquisitions, other services revenue decreased $1 million. This decrease from existing operations was due to a $1 million one-time sale and installation of E911 system equipment in 2004.

  Operating Expenses

        Operating expenses and cost of goods sold, excluding depreciation and amortization. Operating expenses increased $15 million to $144 million in 2005 compared to 2004. Of the increase, $9 million related to FairPoint's existing operations and $6 million related to expenses of the acquired operations in 2005. Consulting fees increased $2 million, primarily related to preparation for compliance with Section 404 of the Sarbanes-Oxley Act. Expenses related to data and long distance services increased $2 million principally due to the increase in HSD and long distance subscribers. Bad debt expense was $1 million higher in 2005 than 2004 due primarily to difficulties experienced in FairPoint's billing conversion related to the delay of non-pay disconnect notices. Billing costs increased $2 million as FairPoint incurred costs associated with the conversion of its billing systems into an integrated platform and recurring expenses from its outsourced billing service provider.

        Included in operating expenses are non-cash stock based compensation expenses associated with the award of restricted stock and restricted units. Stock based compensation expenses totaled $2 million for the twelve months ended December 31, 2005. This expense relates to the issuance of restricted stock and restricted units to certain key employees and directors under the 2005 Stock Incentive Plan.

        Depreciation and amortization.    Depreciation and amortization from continuing operations increased $2 million to $52 million in 2005 from $50 million in 2004. The Berkshire and Bentleyville acquisitions accounted for $1 million of the increase and the remaining increase was attributable to the increased investment in FairPoint's communications network for existing operations.

        Income from operations.    Income from operations decreased $7 million to $67 million in 2005 compared to 2004. This decrease was principally due to the increase in expenses discussed above.

        Other income (expense).    Total other expense increased $23 million to $121 million in 2005 from $98 million in 2004. Interest expense decreased $59 million to $46 million in 2005 mainly due to the transactions associated with FairPoint's initial public offering which substantially de-leveraged the company and provided a decrease in interest expense. In addition, in connection with its initial public offering, FairPoint repurchased its series A preferred stock (together with accrued and unpaid dividends thereon) which eliminated dividends and accretion on the series A preferred stock for the twelve months ended December 31, 2005. The dividends and accretion on FairPoint's series A preferred stock were being reported as interest expense under SFAS No. 150. In connection with its initial public offering, FairPoint also refinanced its old credit facility and repurchased and/or redeemed its 9 1/2% notes, its floating rate notes, its 12 1/2% notes and its 11 7/8% notes, which resulted in significant charges of $88 million due to fees and penalties paid on the repurchase/redemption and for the write-off of unamortized debt issuance costs. Earnings from equity investments were $11 million in 2005 and 2004. For the twelve months ended December 31, 2004, other non-operating income (expense) includes the write-off of debt issuance and offering costs of $6 million associated with an abandoned offering of Income Deposit Securities.

        Income tax expense.    In 2005, income tax benefits of $83 million were primarily the result of the recognition of deferred tax benefits of $66 million from the reversal of the deferred tax valuation allowance that resulted from FairPoint's expectation of generating future taxable income following the recapitalization. The income tax benefit for 2005 also includes deferred tax benefits of $29 million related to the extinguishment of debt and $2 million for an adjustment of FairPoint's net deferred tax assets to an expected federal income tax rate of 35% from 34%, in anticipation of higher levels of taxable income in subsequent periods. These benefits were partially offset by income tax expense associated with taxable income generated following the recapitalization. During the twelve months ended December 31, 2004, the income tax expense related primarily to income taxes owed in certain states.

        Discontinued operations.    During the twelve months ended December 31, 2004, FairPoint recorded a reduction to its liability associated with the discontinuation of its competitive local exchange carrier operations, which, net of tax, resulted in a $1 million adjustment to income from discontinued operations. The adjustment was mainly attributable to excise tax refunds received from the Internal Revenue Service as well as a reduction in liabilities associated with potential property tax payments.

        Net income (loss).    Net income for the year ended December 31, 2005 was $29 million. FairPoint's 2004 net loss was $24 million. The difference between 2005 and 2004 is a result of the factors discussed above.

  Off-Balance Sheet Arrangements

        FairPoint does not have any off-balance sheet arrangements.

  Summary of Contractual Obligations

        The tables set forth below contain information with regard to disclosures about contractual obligations and commercial commitments.

        The following table discloses aggregate information about FairPoint's contractual obligations as of December 31, 2006 and the periods in which payments are due:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars in millions)
Contractual obligations:
Long term debt	$608	$1	$1	$17	$589
Fixed interest payments	119	33	59	26	1
Variable interest payments	79	3	17	53	6
Operating leases	8	1	2	1	4

Total contractual cash obligations	$814	$38	$79	$97	$600

        The following table discloses aggregate information about FairPoint's derivative financial instruments as of December 31, 2006, the source of fair value of these instruments and their maturities.

	Fair Value of Contracts at Period-End
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars in millions)
Source of fair value:
Derivative financial instruments(1)	$9	5	3	1	—

(1)
Fair value of interest rate swaps at December 31, 2006 was provided by the counterparties to the underlying contracts using consistent methodologies.

  Acquisitions

        FairPoint has completed the following acquisitions since 2004:

  •
  On November 15, 2006, FairPoint completed a merger with The Germantown Independent Telephone Company, referred to herein as GITC. The merger consideration was $11 million (or $9 million net of cash acquired). GITC is a single exchange rural incumbent local exchange carrier located in the Village of Germantown, Ohio, serving approximately 4,400 access line equivalents, as of the date of the acquisition.

  •
  On August 17, 2006, FairPoint completed the purchase of Unite Communications Systems, Inc., referred to herein as Unite, for approximately $12 million (or $11 million net of cash acquired). Unite owns ExOp of Missouri, Inc., which is a facilities-based voice, data and video service provider located outside of Kansas City, Missouri. Unite served approximately 4,200 access lines in Kearney and Platte City, Missouri, approximately 50 miles north of the service territory of Cass County Telephone Company Limited Partnership and LEC Long Distance, Inc., referred to herein as Cass County, as of the date of the acquisition.

  •
  On July 26, 2006, FairPoint completed the purchase of the assets of Cass County for approximately $33 million (or $29 million net of liabilities assumed), subject to adjustment. Cass County served approximately 8,600 access line equivalents, as of the date of acquisition, in Missouri and Kansas.

  •
  On May 2, 2005, FairPoint completed the acquisition of Berkshire Telephone Corporation, referred to herein as Berkshire, for a purchase price of approximately $20 million (or $16 million net of cash acquired). Berkshire is an independent local exchange carrier that provides voice communication, cable and internet services to over 7,200 access line equivalents, as of the date of acquisition, serving five communities in New York State. Berkshire's communities of service are adjacent to those of Taconic.

  •
  On September 1, 2005, FairPoint completed the acquisition of Bentleyville Communications Corporation, referred to herein as Bentleyville, for a purchase price of approximately $11 million (or $9 million net of cash acquired). Bentleyville, which had approximately 3,600 access line equivalents as of the date of acquisition, provides telecommunications, cable and internet services to rural areas of Southwestern Pennsylvania which are adjacent to FairPoint's existing operations in Pennsylvania.

  •
  During 2004, FairPoint did not complete any acquisitions.

  Discontinued Operations

        In November 2001, FairPoint decided to discontinue the competitive local exchange carrier operations of Carrier Services. This decision was a proactive response to the deterioration in the capital markets, the general slow-down of the economy and the slower-than-expected growth in Carrier Services' competitive local exchange carrier operations. Carrier Services now provides wholesale long distance services and support to FairPoint's rural local exchange carriers and communications providers not affiliated with FairPoint. These services allow such companies to operate their own long distance communication services and sell such services to their respective customers. FairPoint's long distance business is included as part of continuing operations in the accompanying financial statements.

        The information in FairPoint's year-to-year comparisons above represents only its results from continuing operations.

  Critical Accounting Policies

        FairPoint's critical accounting policies are as follows:

  •
  Revenue recognition;

  •
  Allowance for doubtful accounts;

  •
  Accounting for income taxes; and

  •
  Valuation of long-lived assets, including goodwill.

        Revenue recognition.    Certain of FairPoint's interstate network access and data revenues are based on tariffed access charges filed directly with the Federal Communications Commission, while the remainder of these revenues are derived from revenue sharing arrangements with other local exchange carriers administered by the National Exchange Carrier Association.

        The Telecommunications Act allows local exchange carriers to file access tariffs on a streamlined basis and, if certain criteria are met, deems those tariffs lawful. Tariffs that have been "deemed lawful" in effect nullify an interexchange carrier's ability to seek refunds should the earnings from the tariffs ultimately result in earnings above the authorized rate of return prescribed by the Federal Communications Commission. Certain of the FairPoint's telephone subsidiaries file interstate tariffs directly with the Federal Communication Commission using this streamlined filing approach. As of December 31, 2006, the amount of FairPoint's earnings in excess of the authorized rate of return reflected as a liability on the balance sheet for the 2005 to 2006 monitoring periods was approximately $0.4 million. The settlement period related to (i) the 2003 to 2004 monitoring period lapses on September 30, 2007 and (ii) the 2005 to 2006 monitoring period lapses on September 30, 2009. FairPoint will continue to monitor the legal status of any pending or future proceedings that could impact its entitlement to these funds, and may recognize as revenue some or all of the over-earnings at the end of the settlement period or as the legal status becomes more certain.

        Allowance for doubtful accounts.    In evaluating the collectibility of its accounts receivable, FairPoint assesses a number of factors, including a specific customer's or carrier's ability to meet its financial obligations to FairPoint, the length of time the receivable has been past due and historical collection experience. Based on these assessments, FairPoint records both specific and general reserves for uncollectible accounts receivable to reduce the related accounts receivable to the amount FairPoint ultimately expects to collect from customers and carriers. If circumstances change or economic conditions worsen such that FairPoint's past collection experience is no longer relevant, FairPoint's estimate of the recoverability of its accounts receivable could be further reduced from the levels reflected in the company's accompanying consolidated balance sheet.

        Accounting for income taxes.    As part of the process of preparing FairPoint's consolidated financial statements, FairPoint was required to estimate its income taxes. This process involves estimating FairPoint's actual current tax exposure and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within FairPoint's consolidated balance sheets. FairPoint must then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent FairPoint believes the recovery is not likely, FairPoint must establish a valuation allowance. Further, to the extent that FairPoint establishes a valuation allowance or increases this allowance in a financial accounting period, FairPoint must include a tax provision, or reduce its tax benefit in its consolidated statement of operations. In performing the assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. FairPoint uses its judgment to determine its provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets.

        There are various factors that may cause those tax assumptions to change in the near term. FairPoint cannot predict whether future U.S. federal income tax laws and regulations might be passed that could have a material effect on its results of operations. FairPoint assesses the impact of significant changes to the U.S. federal and state income tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare FairPoint's financial statements when new regulation and legislation is enacted.

        Based on certain assumptions, FairPoint had $235 million in federal and state NOL carryforwards as of December 31, 2006. In February 2005, the company completed its initial public offering which resulted in an "ownership change" within the meaning of the U.S. federal income tax laws addressing NOL carryforwards, alternative minimum tax credits and other similar tax attributes. As a result of such ownership change, there will be specific limitations on the company's ability to use its NOL carryforwards and other tax attributes. In order to fully utilize the deferred tax assets, mainly generated by the NOLs, FairPoint will need to generate future taxable income of approximately $165 million prior to the expiration of the NOL carryforwards beginning in 2019 through 2025.

        Valuation of long-lived assets, including goodwill.    FairPoint reviews its long-lived assets, including goodwill for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Several factors could trigger an impairment review, such as:

  •
  significant underperformance relative to expected historical or projected future operating results;

  •
  significant regulatory changes that would impact future operating revenues;

  •
  significant negative industry or economic trends; and

  •
  significant changes in the overall strategy in which FairPoint operates its business.

  •
  Goodwill was $499 million at December 31, 2006. FairPoint has recorded intangible assets related to the acquired companies' customer relationships of $14 million. These intangible assets are being amortized over 15 years. The intangible assets are included in Intangible Assets on FairPoint's consolidated balance sheet.

        FairPoint is required to perform an annual impairment review of goodwill as required by SFAS No. 142, "Goodwill and Other Intangible Assets." No impairment of goodwill resulted from the annual valuation of goodwill in 2006.

  New Accounting Standards

        In July 2006, the Financial Accounting Standards Board, referred to herein as FASB, issued FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes." FIN 48 requires applying a "more likely than not" threshold to the recognition and de-recognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. FairPoint has determined that the impact of the adoption of this interpretation will not have a material impact on its financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 is definitional and disclosure oriented and addresses how companies should approach measuring fair value when required by generally accepted accounting principles, or GAAP; it does not create or modify any current GAAP requirements to apply fair value accounting. SFAS No. 157 provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. The new measurement and disclosure requirements of SFAS No. 157 are effective for FairPoint in the first quarter 2008. FairPoint does not expect a significant impact from adopting SFAS No. 157.

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin, referred to herein as SAB, No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. FairPoint was required to adopt the provisions of SAB No. 108 in its financial statements for the fiscal year ended December 31, 2006. The adoption of SAB No. 108 did not have an impact on FairPoint's consolidated financial statements.

        In June 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 06-3, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). EITF 06-3 requires a company to disclose its accounting policy (i.e. gross vs. net basis) relating to the presentation of taxes within the scope of EITF 06-3. Furthermore, for taxes reported on a gross basis, an enterprise should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. The guidance is effective for all periods beginning after December 15, 2006. The adoption of this guidance will have no impact on FairPoint's consolidated financial statements.

  Inflation

        FairPoint does not believe inflation has had a significant effect on its operations.

Northern New England Business

  Overview

        The operations of the Northern New England business comprise the local exchange businesses and related landline activities of Verizon in the states of Maine, New Hampshire and Vermont, including Internet access, long distance and customer premises equipment services provided to certain customers in those states. The Northern New England business, immediately prior to the spin off, will include contributed assets and liabilities from each of Verizon New England, NYNEX Long Distance Company (d/b/a Verizon Enterprise Solutions) and Bell Atlantic Communications Inc. (d/b/a Verizon Long Distance), referred to herein as VLD, Verizon Internet Services Inc. and GTE.Net LLC, referred to herein as VOL, and Verizon Select Services Inc., referred to herein as VSSI. The Northern New England business will exclude any activities of Verizon Business Global LLC, referred to herein as VZB, operating in the states of Maine, New Hampshire and Vermont.

        Verizon New England is a wholly owned subsidiary of NYNEX, which is a wholly owned subsidiary of Verizon. VLD, VOL and VSSI are indirect wholly owned subsidiaries of Verizon. Verizon New England, VLD, VOL and VSSI are referred to collectively as the Companies in this section.

        The Northern New England business has one reportable segment, serving a territory consisting of LATAs in Maine, New Hampshire, and Vermont. These LATAs are generally centered on a city or based on some other identifiable common geography. The Northern New England business includes regulated and unregulated carrier business in all three states, consisting principally of:

  •
  Local wireline customers and related operations and assets used to deliver:

  •
  Local exchange service;

  •
  IntraLATA toll service;

  •
  Network access service; and

  •
  Enhanced voice and data services;

  •
  Consumer and small business switched long distance customers (excluding any customers of the former MCI, Inc.);

  •
  Dial-up and DSL internet service provider customers; and

  •
  The customer premise equipment sales, installation and maintenance business.

        The communications services that the Northern New England business provides are subject to regulation by the state regulatory commissions of Maine, New Hampshire and Vermont with respect to intrastate rates and services and other matters. The Federal Communications Commission regulates rates that the Northern New England business charges long-distance carriers and end-user subscribers for interstate access services and interstate traffic.

  Basis of Presentation

        Historically, financial statements have not been prepared for the Northern New England business, as it had no separate legal status or existence. The accompanying special-purpose combined financial statements were prepared to present the statements of selected assets, selected liabilities and parent funding, statements of income, parent funding and cash flows of the Northern New England business in contemplation of a proposed disposition by Verizon. The accompanying special-purpose combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States using specific information where available and allocations where data is not maintained on a state-specific basis within the Companies' books and records. Verizon's management believes the allocations used to determine selected amounts in the financial statements are appropriate methods to reasonably reflect the related assets, liabilities, revenues and expenses of the Northern New England business.

        The special-purpose combined financial statements include the wireline-related businesses, Internet access, long distance and customer premises equipment services provided by the Companies to customers in the states of Maine, New Hampshire and Vermont. All significant intercompany transactions have been eliminated. These special-purpose combined financial statements also include the assets, liabilities and expenses related to employees who support the Northern New England business.

Results of Operations

        The following table sets forth the percentages of revenues represented by selected items reflected in the Northern New England business's combined statements of operations. The year to year comparisons of financial results are not necessarily indicative of future results:

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2006	% of revenue	2005	% of revenue	2004	% of revenue
Revenues	$1,193	100%	$1,206	100%	$1,199	100%
Operating expenses
Cost of services and sales	540	45	528	44	406	34
Selling, general and administrative	283	24	283	23	322	27
Depreciation and amortization	259	22	267	22	269	22

Total operating expenses	1,082	91	1,078	89	997	83

Income from operations	111	9	128	11	202	17
Other income	4	—	1	—	2	—
Interest expense	(66)	(5)	(59)	(5)	(51)	(4)

Income before income taxes	49	4	70	6	153	13
Income tax expense	(17)	(1)	(26)	(2)	(59)	(5)

Net income	$32	3%	$44	4%	$94	8%

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

  Revenues

        Revenues decreased $13 million to $1,193 million in 2006 compared to 2005. The Northern New England business derived its revenues from the following sources:

        Local calling services.    Local calling service revenues decreased $22 million to $581 million in 2006 compared to 2005. The decrease in local revenues was primarily due to lower demand and usage of the Northern New England business's basic local exchange and accompanying services, as reflected by a decline of 6% in switched access lines in service in 2006. The revenue decline was mainly driven by the effects of competition and technology substitution. Technology substitution affected local service revenue growth, as declining demand for residential access lines resulted in 7% fewer lines at December 31, 2006 compared to December 31, 2005, as more customers substituted wireless, broadband and cable services for traditional landline services. At the same time, business access lines declined by 5% in 2006 primarily reflecting competition and a shift to high-speed, high-volume special access lines.

        Universal Service Fund high cost loop support.    Universal Service Fund high cost loop payments decreased $1 million to $23 million in 2006 compared to 2005. The national average cost per loop in relation to the Northern New England business's average cost per loop has increased and, as a result, its receipts from the Universal Service Fund have declined. The Northern New England business expects this trend to continue as it anticipates the national average cost per loop will likely continue to increase in relation to its average cost per loop.

        Interstate access.    Interstate access revenues decreased $11 million to $288 million in 2006 compared to 2005. The decline was principally due to decreases in switched minutes of use and access lines. Switched minutes of use declined 12% in 2006 compared to 2005, reflecting the impact of the access line loss and technology substitution. The decline in switched access revenues was partially offset by growth in special access revenues, reflecting continuing demand in the business market for high-capacity, HSD services, partially offset by lessening demand for older, low-speed data products and services.

        Intrastate access.    Intrastate access revenues decreased $1 million to $33 million in 2006 compared to 2005. Intrastate access revenues declined primarily due to a decrease in access rates and a decrease in minutes of use compared to 2005. Intrastate access revenues are expected to continue to decline.

        Long distance services.    Long distance services revenues increased $7 million to $165 million in 2006 compared to 2005. This increase was primarily as a result of promotional efforts and bundled product offerings, designed to generate more revenue.

        Data and Internet services.    Data and Internet services revenues increased $16 million to $65 million in 2006 compared to 2005. The increase is primarily due to an increase in the number of DSL customers as the Northern New England business continues to actively promote its DSL services. In 2006, the Northern New England business added 51,242 new broadband connections, for a total of 188,049 lines in service at December 31, 2006.

        Other services.    Other services revenues decreased $1 million to $38 million in 2006 compared to 2005. This decrease was principally due to lower demand for our public (coin-operated telephone) services in 2006.

  Operating Expenses

        Cost of services and sales.    In 2006, the Northern New England business's cost of services and sales increased $12 million to $540 million compared to 2005. Costs in 2006 were impacted by higher costs associated with the growth in Internet business, partially offset by decreases in universal service charge and interconnection expense charged by competitive local exchange carriers.

        Selling, general and administrative expenses.    Selling, general and administrative expenses remained flat in 2006 compared to 2005 primarily due to increases in allocated rent, advertising and contracted expenses, substantially offset by decreases in operating taxes and bad debt expenses.

        Depreciation and amortization.    Depreciation and amortization decreased $8 million to $259 million in 2006 compared to 2005. The decrease was mainly driven by lower rates of depreciation, as a result of changes in the average remaining lives and technologies.

  Other Results

        Other income.    Other income includes interest income and other non-operating income and expense items. In 2006, The Northern New England business's other income increased $3 million to $4 million compared to 2005. The increase was mainly attributable to increased interest income from short-term investments and higher allocated interest income from affiliates.

        Interest expense.    Interest expense increased $7 million in 2006 to $66 million compared to 2005. The increase was primarily driven by higher weighted average interest rates.

        Income taxes.    The effective income tax rate is the provision for income taxes stated as a percentage of income before the provision for income taxes. The effective income tax rate for the Northern New England business was 35% in 2006 and 37% in 2005. The lower effective income tax rate in 2006 compared to 2005 was primarily due the larger favorable impact of permanent benefits due to the decrease in pre-tax income in 2006 compared to 2005.

        Net income.    Net income for the year ended December 31, 2006 was $32 million compared to $44 million for the year ended December 31, 2005. The difference between 2006 and 2005 is a result of the factors discussed above.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

  Revenues

        Revenues increased $7 million to $1,206 million in 2005 compared to 2004. The Northern New England business derived its revenues from the following sources:

        Local calling services.    Local calling service revenues decreased $19 million to $603 million in 2005 compared to 2004. The decline in local service revenues was mainly due to lower demand and usage of the Northern New England business's basic local exchange and accompanying services, as reflected by declines in total switched access lines in service of 5% in 2005. The revenue decline was mainly driven by the effects of competition and technology substitution. Technology substitution affected local service revenue growth, as declining demand for residential access lines resulted in a reduction in lines of 5% during 2005, as more customers substituted wireless, broadband and cable services for traditional landline services. At the same time, business access lines declined by 5% in 2005, primarily reflecting competition and a shift to high-speed, high-volume special access lines.

        Universal Service Fund high cost loop support.    Universal Service Fund high cost loop payments decreased $2 million to $24 million in 2005 compared to 2004. The national average cost per loop in relation to the Northern New England business's average cost per loop has increased and, as a result, its receipts from the Universal Service Fund have declined.

        Interstate access.    Interstate access revenues decreased $11 million to $299 million in 2005 compared to 2004. The decline was principally due to decreases in switched minutes of use and access lines. Switched minutes of use declined 5% in 2005 compared to 2004, reflecting the impact of the access line loss and technology substitution. The decline in switched access revenues were partially offset by growth in special access revenues, reflecting continuing demand in the business market for high-capacity, HSD services, partially offset by lessening demand for older, low-speed data products and services.

        Intrastate access.    Intrastate access revenues decreased $2 million to $34 million in 2005 compared to 2004. Intrastate access revenues declined primarily due to a decrease in access rates and a decrease in minutes of use compared to 2005.

        Long distance services.    Long distance services revenues increased $19 million to $158 million in 2005 compared to 2004. This increase was attributable primarily to promotional efforts and bundled product offerings, designed to generate more revenue.

        Data and Internet services.    Data and Internet services revenues increased $21 million to $49 million in 2005 from $28 million in 2004. The increase was due primarily to an increase in the number of DSL customers as the Northern New England business continued to actively promote its DSL services. In 2005, the Northern New England business added 53,573 new broadband connections, for a total of 136,807 lines in service at December 31, 2005.

        Other services.    Other services revenues increased $1 million to $39 million in 2005 from 2004. This increase was principally due to an increase in billing and collection revenue in 2005.

  Operating Expenses

        Cost of services and sales.    In 2005, the Northern New England business's cost of services and sales increased $122 million to $528 million compared to 2004. Costs in 2005 were affected by increased wages, health care costs, and pension and other postretirement benefit costs. Further, the expense increase was affected by favorable adjustments to our interconnection expense in 2004, including settlements with MCI and Adelphia of approximately $35 million. Also contributing to expense increases in cost of services and sales were higher costs associated with its growth in Internet and long distance businesses.

        Selling, general and administrative expenses.    Selling, general and administrative expenses decreased $39 million to $283 million in 2005 compared to 2004. This decrease was attributable to lower pension and benefit related special charges, lower allocated costs from affiliates and reduced bad debt expenses.

        In 2005, as a result of Verizon's announcement regarding management retiree benefits, the Northern New England business recorded an expense of $10 million for pension curtailments and income of $6 million for retiree medical curtailments. The Northern New England business recorded pension settlement losses of $9 million in 2004 as lump-sum payments exceeded the threshold of service and interest costs. Settlements of pension obligations and curtailments were recorded in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailment of Defined Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

        In 2004, the Northern New England business recorded a benefit of $8 million resulting from the favorable resolution of pre-bankruptcy amounts due from MCI. Previously reached settlement agreements became fully effective when MCI emerged from bankruptcy proceedings in the second quarter of 2004.

        Depreciation and amortization.    Depreciation and amortization decreased $2 million to $267 million in 2005 compared to 2004. The decrease was mainly driven by lower rates of depreciation, as a result of changes in the average remaining lives of the depreciable assets and technologies.

  Other Results

        Other income.    Other income decreased $1 million to $1 million in 2005 compared to 2004. The decrease was attributable to decreased interest income allocated from affiliates, partially offset by higher interest income from short-term investments.

        Interest Expense.    Interest expense increased $8 million to $59 million in 2005 compared to 2004. The increase was due to higher borrowings and a higher weighted average interest rate.

        Income taxes.    The effective income tax rate for the Northern New England business was 37% in 2005 and 39% in 2004. The lower effective income tax rate in 2005 compared to 2004 was primarily due to the larger favorable impact of permanent benefits due to the decrease in pre-tax income in 2005 compared to 2004.

        Net income.    Net income for the year ended December 31, 2005 was $44 million compared to $94 million for the year ended December 31, 2004. The difference between 2005 and 2004 is a result of the factors discussed above.

  Off-Balance Sheet Arrangements

        The Northern New England business does not have any off-balance sheet arrangements.

  Summary of Contractual Obligations

        The following table discloses aggregate information about the Northern New England business's contractual obligations as of December 31, 2006 and the periods in which payments are due:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars in millions)
Contractual obligations:
Capital lease obligations	$14	$2	$4	$4	$4
Operating leases	20	6	8	5	1

Total contractual obligations	$34	$8	$12	$9	$5

  Critical Accounting Policies

        The Northern New England business's critical accounting policies are as follows:

  •
  Revenue recognition;

  •
  Accounting for pension and other postretirement benefits;

  •
  Accounting for income taxes; and

  •
  Depreciation of plant, property and equipment.

        The Northern New England business recognizes service revenues based upon usage of the Northern New England business's local exchange network and facilities and contract fees. Fixed fees for local telephone, long distance, Internet services and certain other services are recognized when earned. Revenue from other products that are not fixed fee or that exceed contracted amounts is recognized when those services are provided. Customer activation fees, along with the related costs up to, but not exceeding the activation fees, are deferred and amortized over the customer relationship period.

        Most of the Northern New England business's employees participate in Verizon's defined benefit pension plans and other postretirement benefit plans. In the aggregate, the fair value of pension plan assets exceeds pension plan benefit obligations, which contributes to pension plan income. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant pension and other postretirement benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets, and medical cost trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations.

        The Northern New England business's current and deferred income taxes are impacted by events and transactions arising in the normal course of business, as well as in connection with special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may differ from these estimates as a result of changes in tax laws, as well as unanticipated future transactions affecting related income tax balances.

        The Northern New England business recognizes depreciation on plant, property, and equipment principally on the composite group remaining life method with straight-line composite rates over estimated useful lives ranging from 3 to 50 years. This method provides for the recognition of the cost of the remaining net investment in telephone plant, less anticipated net salvage value (if any), over the remaining asset lives. This method requires the periodic revision of depreciation rates. Changes in the estimated useful lives of plant, property, and equipment or depreciation methods could have a material effect on the Northern New England business's results of operations.

        All of the Northern New England business's significant accounting policies are described in Note 1 to the combined financial statements of the Northern New England business.

  New Accounting Standards

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). SFAS No. 158 requires the recognition of a defined benefit postretirement plan's funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires the immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of other accumulated comprehensive income, net of applicable income taxes. Additionally, the fair value of plan assets must be determined as of the company's year-end. The Northern New England business adopted SFAS No. 158 effective December 31, 2006. The Northern New England business participates in Verizon's benefit plans and the structure of these plans does not provide for the separate disclosure of the related pension and postretirement assets and obligations at the Northern New England business level. These assets and obligations are the responsibility of Verizon and its affiliates. The annual income and expense related to these assets and obligations have been allocated to the Northern New England business and are reflected as prepaid pension assets and employee benefit obligations in the combined statements of selected assets, selected liabilities and parent funding. The SFAS 158 related adjustments recorded by Verizon to recognize the funded status are not reflected in the Northern New England business's combined statements of selected assets, liabilities and parent funding other than the reversal of the previously recorded Additional Minimum Pension liability as of December 31, 2006. See Note 6 to the combined financial statements of the Northern New England business for additional information.

        In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Northern New England business is required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. The Northern New England business is currently evaluating the impact this new standard will have on its future results of operations and financial position.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value and expands disclosure about fair value measurements. The Northern New England business is required to adopt SFAS No. 157 effective January 1, 2008 on a prospective basis. The Northern New England business is currently evaluating the impact this new standard will have on its future results of operations and financial position.

  Transactions with Affiliates

        The financial statements of the Northern New England business include transactions with affiliates. The more significant affiliate transactions include revenues earned from VZB, Verizon Wireless Inc. and Verizon Global Networks Inc. for utilization of the Northern New England business's network facilities and provision of services.

        In addition, the Northern New England business's operating revenue and expenses include transactions with Verizon Services and other Verizon operating telephone companies primarily for the provision of local phone services, rental of facilities and equipment and interconnection services.

        Further, the Northern New England business recognizes operating expense in connection with contractual arrangements with affiliates, primarily Verizon Services, for the provision of various centralized services to the Northern New England business. The Northern New England business recognizes an allocated portion of interest expense in connection with contractual agreements between the Companies and Verizon for the provision of financing and cash management services. Verizon New England also pays quarterly dividends to its parent, NYNEX.

Liquidity and Capital Resources

  FairPoint—Historical

        FairPoint's short-term and long-term liquidity needs arise primarily from: (i) interest payments primarily related to its credit facility; (ii) capital expenditures; (iii) working capital requirements as may be needed to support the growth of its business; (iv) dividend payments on FairPoint common stock; and (v) potential acquisitions. FairPoint's board of directors has adopted a dividend policy which reflects the company's judgment that FairPoint stockholders would be better served if the company distributed a substantial portion of its cash available for distribution to them instead of retaining it in the company's business.

        For the years ended December 31, 2006, 2005 and 2004, net cash provided by operating activities of continuing operations was $82 million, $62 million and $46 million, respectively. The increase in net cash provided by operating activities in 2006 was primarily due to a decrease in accrued interest resulting from FairPoint's recapitalization in February 2005.

        On February 8, 2005, FairPoint used net proceeds received from its initial public offering, together with approximately $566 million of borrowings under the term loan facility of its credit facility, to, among other things, repay all outstanding loans under its old credit facility, repurchase all of FairPoint's series A preferred stock and consummate tender offers and consent solicitations in respect of FairPoint's outstanding 9 1/2% notes, floating rate notes, 12 1/2% notes and 11 7/8% notes. On March 10, 2005, FairPoint redeemed the remaining outstanding 9 1/2% notes and floating rate notes. FairPoint redeemed the remaining outstanding 12 1/2% notes on May 2, 2005 with borrowings of $22 million under the delayed draw facility of its credit facility.

        Net cash used in investing activities of continuing operations was $27 million, $43 million and $21 million for the years ended December 31, 2006, 2005 and 2004, respectively. These cash flows primarily reflect capital expenditures of $32 million, $28 million and $36 million for the years ended December 31, 2006, 2005 and 2004, respectively, and acquisitions of telephone properties, net of cash acquired, of $50 million and $26 million for the years ended December 31, 2006 and 2005, respectively. There were no acquisitions during 2004.

        Offsetting capital expenditures were distributions from investments of $11 million, $11 million and $15 million for the years ended December 31, 2006, 2005 and 2004, respectively. The $15 million received in 2004 included a one-time $3 million distribution from FairPoint's equity interest in Chouteau Cellular Telephone Company as the partnership sold the majority of its assets. All of these distributions represent passive ownership interests in partnership investments. FairPoint does not control the timing or amount of distributions from these investments. In addition, in 2006, FairPoint received proceeds of $44 million principally related to the sale of its investments in the Rural Telephone Bank and Southern Illinois Cellular Corporation. On January 15, 2007, Taconic entered into a purchase agreement pursuant to which Taconic has agreed to sell its 7.5% limited partnership interest in Orange County-Poughkeepsie Limited Partnership to Cellco. The transaction is expected to close in the second quarter of 2007, and FairPoint will no longer receive distributions from Orange County-Poughkeepsie Limited Partnership following the closing.

        Net cash used in financing activities from continuing operations was $55 million, $17 million and $24 million for the years ended December 31, 2006, 2005 and 2004, respectively. For the year ended December 31, 2006, net proceeds from the issuance of long-term debt were $1 million and FairPoint paid dividends in the amount of $55 million. For the year ended December 31, 2005, net proceeds from the issuance of common stock of $432 million were used for the net repayment of long term debt of $206 million and the repurchase of series A preferred stock and common stock of $129 million. The remaining proceeds were used to pay fees and penalties associated with the early retirement of long term debt of $61 million, to pay a deferred transaction fee of $8 million and to pay debt issuance costs of $9 million. For the year ended December 31, 2004, these cash flows primarily represented net repayment of long-term debt of $15 million and $8 million in debt issuance and initial public offering related costs.

        FairPoint's annual capital expenditures for its rural telephone operations have historically been significant. Because existing regulations allow FairPoint to recover its operating and capital costs, plus a reasonable return on its invested capital in regulated telephone assets, capital expenditures have historically constituted an attractive use of FairPoint's cash flow. Capital expenditures were approximately $32 million, $28 million and $36 million for the years ended December 31, 2006, 2005 and 2004, respectively.

        FairPoint expects that its annual capital expenditures will be approximately $73 to $75 million for fiscal 2007, including $44 million (net of $40 million which Verizon has to reimburse FairPoint per the merger agreement) related to the merger. A portion of these capital expenditures will be paid for with proceeds from the pending sale of FairPoint's Orange County-Poughkeepsie Limited Partnership investment under an agreement with Cellco Partnership for $55 million. The remaining capital expenditures are expected to be funded through FairPoint's cash flow from operations and borrowings under its credit facility, if necessary. If cash is available beyond what is required to support its dividend policy, FairPoint may consider additional capital expenditures if FairPoint believes they are beneficial.

        FairPoint expects to fund the merger through the issuance of approximately 53.8 million shares of FairPoint common stock to existing Verizon stockholders at an implied value of $18.88 per share totaling $1.015 billion in equity and the incurrence of $1.7 billion of new indebtedness. FairPoint anticipates that the new indebtedness will consist of bank debt and senior unsecured notes in proportions that have yet to be determined. FairPoint has obtained commitment letters for up to $2.08 billion of bank financing to facilitate a portion of this new indebtedness and the re-financing of its existing bank debt with the bank debt to be incurred at the time of the merger.

        FairPoint's current credit facility consists of a revolving facility, referred to in this section as the revolver, in a total principal amount of up to $100 million, of which $84 million was available at March 1, 2007 and a term loan facility, or the term loan, in a total principal amount of $589 million of which $589 million in aggregate borrowings was outstanding at March 1, 2007. The term loan matures in February 2012 and the revolver matures in February 2011. The revolver has a swing line subfacility in an amount of $5 million and a letter of credit subfacility in an amount of $10 million, which will allow issuances of standby letters of credit for FairPoint's account. Borrowings under FairPoint's revolver bear interest, at FairPoint's option, at either (i) the Eurodollar rate plus 2.0% or (ii) a base rate, as such term is defined in the credit agreement, plus 1.0%. Effective on September 30, 2005, FairPoint amended its credit facility to reduce the effective interest rate margins on the $589 million term loan by 0.25% to 1.75% on Eurodollar loans and to 0.75% for Base rate loans.

        On January 25, 2007, FairPoint entered into an amendment to its credit facility that is intended to facilitate certain transactions related to the merger. Among other things, the amendment: (i) permits FairPoint to consummate the sale of its interest in Orange County-Poughkeepsie Limited Partnership and retain the proceeds thereof up to an amount equal to $55 million; (ii) excludes the gain on the sale of the company's interest in Orange County-Poughkeepsie Limited Partnership from the "Available Cash," (iii) amends the definition of Adjusted Consolidated EBITDA to allow for certain one-time add-backs to the calculation thereof for operating expenses incurred in connection with the merger; (iv) amends the definition of "Consolidated Capital Expenditures" to exclude certain expenditures incurred by the company in connection with transition and integration expenses prior to consummation of the merger; and (v) increases the leverage covenant and dividend suspension test to 5.50:1.00 and 5.25:1.00, respectively.

        The credit facility contains financial covenants, including, without limitation, requirements that FairPoint maintain a minimum interest coverage ratio equal to or greater than 3.0:1 and a maximum leverage ratio equal to or less than 5.50:1. The credit facility contains customary affirmative covenants. The credit facility also contains negative covenants and restrictions, including, among others, with respect to redeeming and repurchasing FairPoint's other indebtedness, loans and investments, additional indebtedness, liens, capital expenditures, changes in the nature of FairPoint's business, mergers, acquisitions, asset sales and transactions with affiliates. Subject to certain limitations set forth in the credit facility, FairPoint may use all of its Cumulative Distributable Cash (as defined in the credit facility) accumulated after April 1, 2005 to declare and pay dividends, but the company may not in general pay dividends in excess of that amount. On March 11, 2005, April 29, 2005 and September 14, 2005, FairPoint entered into technical amendments to its credit facility.

        FairPoint's credit facility requires the company first to prepay outstanding term loans under the credit facility and, thereafter, to repay loans under the revolver or to reduce revolver commitments (or commitments under the delayed draw facility) under the credit facility with, subject to certain conditions and exceptions, 100% of the net cash proceeds FairPoint receives from any sale, transfer or other disposition of any assets, 100% of net casualty insurance proceeds and 100% of the net cash proceeds the company receives from the issuance of permitted securities and, at certain times if FairPoint is not permitted to pay dividends, with 50% of the increase in its cumulative distributable cash during the prior fiscal quarter. Reductions to the revolving commitments under the credit facility from the foregoing prepayment events will not reduce the revolving commitments under the credit facility below $50 million. FairPoint's credit facility provides for voluntary prepayments of the revolver and the term loan and voluntary commitment reductions of the revolver (and the delayed draw facility), subject to giving proper notice and compensating the lenders for standard Eurodollar breakage costs, if applicable.

        FairPoint's previous credit facility consisted of an $85 million revolving loan facility, of which $45 million was available at December 31, 2004, and two term facilities, a tranche A term loan facility of $40 million with $40 million outstanding at December 31, 2004 that was to mature on March 31, 2007 and a tranche C term loan facility with $102 million outstanding as of December 31, 2004 that was to mature on March 31, 2007. FairPoint repaid all of the borrowings under its previous credit facility with a portion of net proceeds from the company's initial public offering together with borrowings under its credit facility.

        In 1998, FairPoint issued $125 million in aggregate principal amount of the 9 1/2% notes and $75 million aggregate principal amount of floating rate notes. Both series of notes were to mature on May 1, 2008. On February 9, 2005, FairPoint repurchased $115 million in principal amount of 9 1/2% notes and $51 million principal amount of the floating rate notes tendered pursuant to the tender offers for those notes. FairPoint redeemed the remaining outstanding 9 1/2% notes and floating rate notes on March 10, 2005.

        In 2000, FairPoint issued $200 million in aggregate principal amount of 12 1/2% notes. These notes were to mature on May 10, 2010. On February 9, 2005, FairPoint repurchased $173 million in principal amount of the 12 1/2% notes tendered pursuant to the tender offer for those notes. FairPoint redeemed the remaining outstanding 12 1/2% notes on May 2, 2005.

        In 2003, FairPoint issued $225 million in aggregate principal amount of 11 7/8% notes. On February 9, 2005, FairPoint repurchased $223 million principal amount of the 11 7/8% notes tendered pursuant to the tender offer for those notes. At December 31, 2005, $2 million in principal amount of the 11 7/8% notes remained outstanding.

  Northern New England Business—Historical

        The Northern New England business's short-term and long-term liquidity needs arise primarily from capital expenditures and working capital requirements as may be needed to support the growth of its business.

        Cash Flows Provided By Operating Activities.    Net cash provided by operating activities of continuing operations was $341 million, $271 million, and $318 million for the years ended December 31, 2006, 2005, and 2004, respectively. Historically, the Northern New England business's primary source of funds was cash generated from operations. In 2006, the increase in cash from operations compared to 2005 was primarily driven by a decrease in working capital requirements. The decrease in working capital requirements was driven by an increase in payables and a decrease in receivables.

        In 2005, the decrease in cash from operations compared to 2004 was primarily driven by a decrease in earnings and an increase in working capital requirements. The increase in working capital requirements was principally driven by the decrease in payables and accrued liabilities associated with competitive local exchange carrier access charges.

        Cash Flows Used In Investing Activities.    Net cash used in investing activities of continuing operations was $213 million, $210 million, and $180 million for years ended December 31, 2006, 2005, and 2004, respectively. Capital expenditures were the Northern New England business's primary use of capital resources and facilitated the introduction of new products and services, enhanced responsiveness to competitive challenges and increased the operating efficiency and productivity of the Northern New England business's networks. Including capitalized software, the Northern New England business invested $214 million, $203 million and $182 million in the years ended December 31, 2006, 2005 and

2004, respectively. The increase in capital spending in 2006 and 2005 was primarily due to increased spending in high growth areas such as DSL and other wireline data initiatives.

        The Northern New England business's short-term investments principally include cash equivalents held in trust accounts for payment of employee benefits. In 2006, 2005 and 2004, the Northern New England business invested $49 million, $50 million and $43 million, respectively, in short-term investments, primarily to pre-fund active employees' health and welfare benefits. Proceeds from the sales of all short-term investments, principally for the payment of these benefits, were $50 million, $43 million and $45 million in 2006, 2005 and 2004, respectively.

        Cash Flows Used In Financing Activities.    Net cash used in financing activities from continuing operations was $128 million, $61 million, and $138 million for the years ended December 31, 2006, 2005 and 2004, respectively. The funding sources of the Northern New England business without regard to whether the funding represents intercompany debt or equity are included in the Parent Funding line item set forth in the combined balance sheet of the Northern New England business. The Northern New England business participates in the centralized cash management services provided by Verizon. Verizon issued commercial paper and obtained bank loans to fund the working capital requirements of Verizon subsidiaries, including the Companies that historically comprised the Northern New England business, and invested funds in temporary investments on their behalf.

        The increase in cash used in financing activity in 2006 compared to 2005 was primarily due to reduction of overall debt or equity funding from Verizon in 2006. The decrease in cash used in financing activity was primarily due to increase in overall funding in 2005.

  The Combined Company

        The combined company's short-term and long-term liquidity needs will arise primarily from: (i) interest payments on its indebtedness; (ii) capital expenditures; (iii) working capital requirements as may be needed to support the growth of its business; (iv) dividend payments on its common stock; and (v) potential acquisitions. FairPoint's board of directors has announced that it intends to cause the combined company to continue a dividend policy which reflects the judgment that the combined company's stockholders would be better served if the combined company distributed a substantial portion of its cash available for distribution to them instead of retaining it in the combined company's business.

        FairPoint anticipates that the combined company's primary source of liquidity will continue to be cash flow from operations. The combined company is also expected to have available funds under its new revolving credit facility, subject to certain conditions.

        FairPoint expects that the combined company's annual maintenance capital expenditures will be approximately $160 million to $180 million in the first full year following the closing of the merger. If cash is available beyond what is required to support its dividend policy, FairPoint believes that the combined company may consider additional capital expenditures if the combined company believes they are beneficial.

        The combined company expects to spend approximately $125 million to $140 million following the closing of the merger primarily on network and system upgrades related to the integration of the Spinco business. The combined company plans to fund these expenditures through cash flow from operations.

        In connection with the spin-off and the merger, the combined company will assume or incur a substantial amounts of indebtedness, including amounts outstanding under its new credit facility and the Spinco securities. Interest payments on this indebtedness will significantly reduce the combined company's cash flow from operations. As of the closing of the merger, FairPoint expects the combined company will have total debt of approximately $    •    .

        FairPoint anticipates that the combined company's new credit facility will consist of a senior secured six-year revolving credit facility in a principal amount of $200 million and senior secured term loan facilities in an aggregate amount of up to $1.88 billion, consisting of a $1.68 billion term loan B facility and a $200 million delayed draw term loan facility. See "Financing of the Combined Company—New Credit Facility—Proposed Terms of the Facilities" for more information regarding the combined company's new credit facility.

        FairPoint believes that cash generated from operations will be sufficient to meet the combined company's debt service, dividend, capital expenditure and working capital requirements for the foreseeable future, and to complete the back office and systems integration in connection with the merger. Subject to restrictions in the agreements governing the combined company's indebtedness, the combined company may incur more indebtedness for working capital, capital expenditures, dividends, acquisitions and for other purposes. In addition, the combined company may require additional financing or may be required to reduce its dividend payments if its plans materially change in an adverse manner or prove to be materially inaccurate. There can be no assurance that additional financing, if permitted under the terms of the agreements governing the combined company's indebtedness, will be available on terms acceptable to the combined company or at all.

DESCRIPTION OF THE BUSINESS OF THE COMBINED COMPANY

General

        The combined company will be a leading provider of communications services in rural and small urban communities, primarily in northern New England, offering an array of services, including local and long distance voice, data, Internet and broadband product offerings, to both residential and business customers. The combined company will be the eighth largest telephone company in the United States based on number of access lines on a pro forma basis as of December 31, 2006. The combined company will operate in 18 states with approximately two million access line equivalents (including voice access lines and HSD lines, which include DSL, wireless broadband and cable modem) on a pro forma basis as of December 31, 2006. FairPoint believes that in many of the combined company's markets, the combined company will be the only service provider that offers customers an integrated package of local and long distance voice, HSD and Internet access as well as a variety of enhanced services such as voicemail and caller identification.

  Competitive Strengths

        Following the merger, FairPoint believes the combined company will be distinguished by the following competitive strengths:

        Leading market share.    Many of the combined company's telephone companies have been the primary telecommunications provider in their respective communities for over 75 years and have leading market shares. FairPoint historically has also experienced less of a decline in access lines during the last two years as compared to regional bell operating companies due to the rural nature of its markets, which has an average of approximately 13 access lines per square mile. As of December 31, 2006, FairPoint and the Northern New England business had, on a combined basis, an average of approximately 36 access lines per square mile compared to non-rural telecommunications carriers who had an average of approximately 128 access lines per square mile. FairPoint believes that the combined company will be able to maintain its leading market share as a result of FairPoint's and the Northern New England business's long-standing presence in the markets that they currently serve and because the low density of these markets is less attractive to alternative providers.

        Demonstrated track record of service usage growth.    Both FairPoint and the Northern New England business have succeeded in consistently growing the services used by their customers. They have achieved this success by offering an integrated bundle of local, long distance and Internet and enhanced data services as well as other enhanced services such as call waiting and caller identification. For example, the long distance revenue and data and Internet service revenue of FairPoint and the Northern New England business, taken together, grew at compound annual growth rates of approximately 10% and 9%, respectively, for the period from 2004 to 2006, including acquisitions by FairPoint. Over the same period, these businesses, taken together, also grew average revenue per user from $61 to $68, or at a compound annual growth rate of approximately 6%.

        Technologically advanced and scalable infrastructure.    Over the past five years, FairPoint and the Northern New England business have invested an aggregate of approximately $1,214 million in capital expenditures, primarily to upgrade and modernize their respective network facilities. As of December 31, 2006, approximately 66% of the access lines of these businesses, taken together, were HSD capable. In connection with the merger, FairPoint and the combined company expect to spend approximately $200 million on systems development and integration to create a "state of the art" back office to support the combined company's goal of providing leading-edge communications for its customers, of which $95 to $110 million is expected to be spent prior to the merger. As a result of these historical and anticipated capital investments, FairPoint believes that the combined company's network infrastructure will result in enhanced service quality and predictable maintenance capital expenditures and will enable the combined company to focus on certain broadband enabled services and better compete in the marketplace.

        Broad integrated service offerings in its markets.    As a result of its advanced network, switching and routing infrastructure, the combined company will be one of the few communications service providers in its markets that will offer a broad suite of services to both residential and business customers, including local and long distance voice, data and Internet services. For residential customers, the combined company will offer local voice service, long distance, enhanced calling features, such as caller identification, call waiting, call forwarding, teleconferencing, video conferencing and voicemail, and broadband. For business customers, the combined company will offer a variety of business voice and data services that include special circuits, customer premise equipment, virtual private networks, dedicated Internet and frame relay services. These integrated packages have enabled FairPoint, and are expected to continue to enable the combined company, to increase revenue per access line and improve customer retention.

        Experienced management team with proven track record.    The combined company will be managed by FairPoint's existing senior management team, which has an average of 23 years of telecommunications industry experience. This senior management team has successfully integrated 35 business acquisitions since 1993, improving revenues and cash flow significantly while enhancing service quality and broadening service offerings. The senior management team will also be supplemented by the seasoned regional management team of the Nothern New England business which has substantial telecommunications industry experience.

Strategy

        Following the merger, the key elements of the combined company's strategy will be to:

        Integrate the Spinco business.    FairPoint is currently dedicating, and the combined company will continue to dedicate, significant resources to integrating the two businesses. The key objectives of the integration strategy are to provide customers with seamless service, retain employees, hire new employees and integrate networks and systems. FairPoint and Verizon are working closely together on systems and network transfer and integration plans to avoid disruption to customers.

        Expand broadband footprint and other service offering.    The combined company intends to concentrate on broadband as a core component of its service offering and growth. The combined company will seek to substantially expand DSL addressability from approximately 66% of access lines as of December 31, 2006, making DSL available to a significant number of additional voice customers. As of December 31, 2006, approximately 24% of FairPoint's current customer base subscribed to a HSD product whereas only 12% of the customers of the Northern New England business subscribed to an HSD product, representing a significant revenue opportunity for the combined company. The combined company will also continue to monitor industry developments in video broadband services with a view to incorporating these services into its service offerings. As the combined company strives to provide its customers with a diverse range of telecommunications services, it will also consider entering into partnerships for wireless services and other services that it does not currently provide through its own network.

        Increase revenue per customer.    The combined company expects to leverage the successful sales and marketing practices that FairPoint currently employs throughout its markets. The combined company intends to capitalize on this ability to cross-sell additional features and enhanced voice and data services as bundled packages, which it believes represents a significant opportunity to increase revenue per access line as well as strengthen customer relationships and improve customer retention. The combined company's sales and marketing strategies will be to focus on the needs of its local customers and increase DSL availability throughout its markets to enhance its ability to offer a wide array of integrated services to stimulate revenue growth.

        Continue to improve operating efficiencies and realize cost savings.    The combined company plans to spend $200 million to create a "state of the art" back office infrastructure to handle the needs of its customers. These new systems and software services should enable the combined company to generate a high level of operating efficiency in such areas as billing services, provisioning new accounts and services, network management, plant record administration, and various information technology functions. The savings generated by these new systems will also apply to functions currently performed for FairPoint's existing companies as they are converted on to the new systems following the merger. In addition, FairPoint estimates that within six months after the end of the transition period following the merger, which is expected to occur in 2008, the combined company will realize net cost savings on an annual basis of between $60 million and $75 million from internalizing certain functions formerly provided by Verizon or its affiliates to the Northern New England business or obtaining these services from third-party providers. However, there can be no assurance that these or any cost savings will actually be realized. See "Risk Factors—Risks Relating to the Spin-Off and the Merger—The combined company may not realize the anticipated synergies, cost savings and growth opportunities from the merger."

        Enhance customer loyalty.    FairPoint believes that its service-driven customer relationships and long-standing local presence lead to high levels of customer satisfaction and increased demand for enhanced and ancillary services. The combined company will continue to build long-term relationships with its customers by continuing the current community involvement practices of FairPoint and the Northern New England business. The combined company will offer an array of communications services and quality customer care, which should differentiate the combined company from alternative service providers and is expected to improve customer satisfaction and loyalty. The combined company will be committed to providing best-in-class service throughout its markets and, by doing so, expects to maximize retention of its customers and gain new customers.

        Growth through selective acquisitions.    Following the closing of the merger, the combined company will evaluate and pursue select strategic acquisitions that would enhance revenues and cash flows, but only after the combined company has completed the integration of all customers to its new back office infrastructure. The combined company's management expects to continue to adhere to FairPoint's traditional selective criteria in its acquisition analysis and has demonstrated its ability to integrate acquisitions and improve operating efficiencies, consistently producing strong operating cash flow improvements in acquired businesses.

Services

        The combined company will offer a broad portfolio of high-quality communications services for residential and business customers in each of the markets in which FairPoint currently operates, and will also offer wholesale services in the acquired operations in Maine, New Hampshire and Vermont. The subsidiaries of the combined company will be locally staffed by skilled technicians and supervisory personnel, which will enable it to efficiently and reliably provide an array of communications services to meet its customers' needs. These include services traditionally associated with local telephone companies, as well as other services such as long distance, Internet and broadband enabled services as well as video services. Based on its understanding of local customers' needs, the combined company will offer bundled services designed to simplify the customer's purchasing as well as provide pricing discounts.

Generation of Revenue

        The combined company will primarily generate revenue through the provision of its basic local telephone service to residential and business customers within its service areas; the provision of network access to interexchange carriers for origination and termination of interstate and intrastate long distance phone calls; Universal Service Fund high cost loop payments; wholesale services; and the provision of other services such as long distance resale, data and Internet and broadband enabled services, enhanced services, such as caller name and number identification, yellow pages and directory listing and advertising within FairPoint's existing markets, and billing and collection for interexchange carriers.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information regarding FairPoint's and the Northern New England business's current revenue sources and the expected revenue sources of the combined company.

  Local Calling Services

        Local calling service enables the local customer to originate and receive an unlimited number of calls within a defined "exchange" or extended area service area. "Basic Local Services" include basic local lines, private lines and switched data services. The combined company will provide Basic Local Service to residential and business customers, generally for a fixed monthly charge. The amount that the combined company can charge a customer for Basic Local Service is determined by a local tariff filed with and approved by the appropriate state regulatory authorities.

  Network Access Charges

        Network switched access enables long distance carriers to utilize the combined company's local network to originate or terminate intrastate, interstate and international calls to or from a customer of the combined company. Network switched access charges relate to long distance, or toll calls, that typically involve more than one company in the provision of telephone service. Since toll calls are generally billed to the customer originating the call, a mechanism is required to compensate each company providing services relating to the call. This mechanism is the access charge and the combined company will bill access charges to long distance companies and other customers for the use of the combined company's facilities to access the customer, as described below. Special access revenues originate from carriers and end-users that buy dedicated local and interexchange capacity to support their private networks.

        Intrastate Access Charges.    The combined company will generate intrastate access revenue when an intrastate long distance call involving an interexchange carrier is originated by a customer in one of the combined company's rural local exchanges to a customer in another exchange in the same state, or when a call originating within the state is terminated to a customer in one of the combined company's rural local exchanges. The combined company will charge the interexchange carrier either originating or terminating the call an intrastate access charge. The combined company will bill access charges relating to such calls through its carrier access billing system and receive the access payment from the interexchange carrier. Access rates for these intrastate services are billed under a tariff filed and approved by the appropriate state regulatory authority.

        Interstate Access Charges.    The combined company will generate interstate switched access revenue when an interstate long distance call is originated by a customer in one of its rural local exchanges to a customer in another state, or when a call originating out of state is terminated to a customer in one of the combined company's rural local exchanges. The combined company will bill interstate access charges in the same manner as it bills intrastate access charges; however, interstate access rates are established in a tariff regulated and approved by the Federal Communications Commission instead of the state regulatory authority.

  Universal Service Fund High Cost Loop

        The Universal Service Fund will supplement the amount of local service revenue received by the combined company to ensure that basic local service rates for customers in rural areas with a high cost to serve are consistent with rates charged in lower cost urban and suburban areas. The Universal Service Fund, which is funded by monthly fees charged to interexchange carriers and local exchange carriers, will make payments to the combined company on a monthly basis based upon its local loop cost as compared to the national average cost per local loop. If the national average cost per loop increases and the combined company's operating costs and average cost per loop remain constant or decrease, the payments it receives from the Universal Service Fund would decline. Conversely, if the national average cost per loop decreases and the combined company's operating costs and average cost per loop remain constant or increase, the payments it receives from the Universal Service Fund would increase.

  Long Distance Services

        The combined company will offer switched and dedicated long distance services throughout its service areas through resale agreements with interexchange carriers. In addition, through its wholly-owned subsidiary Carrier Services, the combined company will continue to offer wholesale long distance services to communications providers that are not affiliated with the combined company.

  Data and Internet Services

        The combined company will offer Internet access via fiber-to-the-home, DS3, Gigabit ethernet, DSL technology, dedicated T-1 connections, Internet dial-up, high speed cable modem and wireless broadband. Customers can utilize this access in combination with customer owned equipment and software to gain access to or establish a presence on the web. In addition, the combined company will offer enhanced Internet services, which include obtaining Internet protocol addresses, basic web site design and hosting, domain name services, content feeds and web-based e-mail services. The combined company's data services include access to 24-hour, 7-day a week customer support.

  Other Services

        The combined company will seek to capitalize on its local exchange carriers' local presence and network infrastructure by offering enhanced services to customers, as well as billing and collection services for interexchange carriers.

        Enhanced Services.    The combined company's advanced digital switch and voicemail platforms will allow it to offer enhanced services such as call waiting, call forwarding and transferring, three-way calling, automatic callback, call hold, caller name and number identification, voice mail, teleconferencing, video conferencing, store-and-forward fax, follow-me numbers, Centrex services and direct inward dial.

        Billing and Collection.    Many interexchange carriers will provide long distance services to the combined company's rural local exchange carrier customers and may elect to use the combined company's billing and collection services. The combined company's rural local exchange carriers will charge interexchange carriers a billing and collection fee for each call record generated by the interexchange carrier's customer.

        Video Services    The combined company will offer video services to some of its customers utilizing a number of network distribution methods including IPTV via DSL technology as well as through traditional coax. The combined company also expects to offer video services in select markets through a strategic partnership with DIRECTV. The combined company's video services offerings will also include enhanced revenue generating services such as premium channels, Pay-Per-View, Video-on Demand and HDTV in select markets.

        Directory Services.    Through its local telephone companies, the combined company will publish telephone directories in a majority of its territories currently served by FairPoint. These directories provide white page listings, yellow pages listings and community information listings. These directories generate revenues and operating cash flow from the sale of yellow pages and related advertising to businesses. The combined company will contract with leading industry providers to assist in the sale of advertising, compilation of information, as well as the production, publication and distribution of these directories.

Markets

        Following the merger, the combined company will serve approximately 36 homes per square mile. Approximately 66% of the combined company's access lines will be residential, 25% business and 9% wholesale.

        The following chart identifies the number of access line equivalents in the states in which FairPoint and the Northern New England business operated as of December 31, 2006.

State	FairPoint Access Line Equivalents	Northern New England Business Access Line Equivalents	Combined Company Access Line Equivalents	Percentage of Combined Company Access Line Equivalents
Maine	68,163	646,963	715,126	35.7%
New Hampshire	310	684,351	684,661	34.1
Vermont	7,426	363,379	370,805	18.5
Florida	56,127	—	56,127	2.8
New York	52,877	—	52,877	2.6
Washington	47,268	—	47,268	2.4
Ohio	15,268	—	15,268	0.8
Missouri	15,133	—	15,133	0.8
Virginia	8,321	—	8,321	0.4
Illinois	8,257	—	8,257	0.4
Kansas	6,935	—	6,935	0.3
Idaho	6,860	—	6,860	0.3
Pennsylvania	6,572	—	6,572	0.3
Oklahoma	4,124	—	4,124	0.2
Colorado	3,711	—	3,711	0.2
Other States(1)	3,798	—	3,798	0.2

Total:	311,150	1,694,693	2,005,843	100.0%

(1)
Includes Massachusetts, Georgia and Alabama.

Sales and Marketing

        FairPoint's marketing and community-based approach emphasizes, as will the approach of the combined company, customer and community oriented sales, marketing and service. This approach emphasizes a focus on the community as well as the more traditional focus on the individual customer. The combined company will annually invest a significant amount of money in infrastructure improvements and enhancements, recognizing that the prosperity of the communities it serves will affect its opportunities to grow the business. The combined company will therefore be a partner in the economic development of the communities it serves. The combined company's marketing organization will include field-marketing specialists who will provide feedback to and from the local communities and participate in various community-based organizations. They will also seek to understand the application needs of the communities and the customers which will assist the company in its technology selection and prioritizing its infrastructure expenditures. The combined company will adopt FairPoint's policy of creating, maintaining and enhancing a strong identity and reputation within each of the markets it serves and continue certain of Verizon's community-oriented practices which FairPoint believes will create a significant competitive advantage.

        The combined company will supplement Verizon's current indirect sales channels with additional sales channels, including direct agents, resellers and value-added resellers, with additional direct sales in order to meet the needs of businesses of all sizes and governmental customers. The combined company will seek to differentiate itself from its competitors by providing an attractive range of services and a superior level of service to each of its customers supported by local sales and service representatives, technicians and supervisory personnel. The combined company will also offer competitively priced bundled services to further enhance its market position.

        The combined company will utilize call centers within the New England region which will enable the combined company to efficiently answer customer calls with a trained and well-managed staff. The combined company will maintain local reporting locations for its field and switching technicians and supervisory personnel. FairPoint encourages its employees to actively participate in local village, school, and community boards and believes that a strong local presence and participation will help differentiate the combined company from alternate service providers and improve customer satisfaction and loyalty. FairPoint also provides financial support to numerous civic related organizations and events in the communities it serves through sponsorships and donations, which the combined company will continue to do following the merger.

        Following the merger, the combined company will have approximately 1,330 employees engaged in sales, marketing and customer service.

Information Technology and Support Systems

        The combined company's approach to billing, operational support, human resources, financial and other systems will focus on implementing commercial best-of-class applications replacing the current staff-intensive primarily proprietary systems that have evolved over time. The approach is also predicated on consistent communication and coordination throughout the entire organization. The combined company's objective is to improve profitability by reducing costs through the sharing of best practices across operations, centralization or standardization of functions and processes, and deployment of technologies and systems that provide for greater efficiencies and profitability.

Network Architecture and Technology

        The combined company's rural and small urban local exchange carrier networks will consist of central office hosts and remote sites, all with advanced digital switches (primarily manufactured by Lucent, Nortel and Siemens). The outside plant will consist of transport and distribution delivery networks connecting the combined company's host central office with remote central offices and ultimately with its customers. The combined company will own fiber optic cable, which has been deployed in its network and is the primary transport technology between the combined company's host and remote central offices and interconnection points with other incumbent carriers.

        The combined company's fiber optic transport system will be capable of supporting increasing customer demand for high bandwidth transport services. This system supports advanced services including Asynchronous Transfer Mode, Frame Relay and Internet Protocol Transport, facilitating delivery of advanced services as demand warrants.

        DSL is being deployed to provide significant broadband capacity to the combined company's rural local and small urban exchange carrier markets. As of December 31, 2006, FairPoint had deployed this technology in 152 of its 154 exchanges. Approximately 99% of FairPoint's exchanges are capable of providing broadband services through cable modem, wireless broadband and/or DSL technology and approximately 88% of FairPoint's customers are DSL addressable. Approximately 62% of the households passed in the markets served by the Spinco business are DSL addressable.

        Rapid and significant changes in technology are expected in the communications industry. The combined company's future success will depend, in part, on its ability to anticipate and adapt to technological changes. FairPoint believes that its network architecture will enable the combined company to respond to these technological changes efficiently.

Competition

        FairPoint believes that the Telecommunications Act and other recent actions taken by the Federal Communications Commission and state regulatory authorities promote competition in the provision of communications services; however, while many of the competitive challenges now confronting larger regulated telephone companies are limited in the rural local exchange carrier markets FairPoint currently serves, these challenges are more prevalent in the small urban markets the combined company will serve following the merger. FairPoint's incumbent rural local exchange carriers historically have experienced limited wireline competition in their markets. This is primarily due to the demographic characteristics of rural communities which generally will not support the high cost of operations and significant capital investment required for new wireline entrants to offer competitive services. The small urban markets in the markets served by the Spinco business already have robust wireline competition from numerous competitive providers.

  Wireless Competition

        In most of its markets FairPoint faces competition from wireless technology and, as technology and economies of scale improve, competition from wireless carriers may increase. In addition, the Federal Communications Commission's requirement that telephone companies offer wireline-to-wireless number portability may increase the competition FairPoint or the combined company will face from wireless carriers. The Spinco service areas represent both rural and small urban markets and tend to have better wireless coverage compared to FairPoint's predominantly rural markets. Wireless competition is more robust in these markets.

  Wireline Competition

        FairPoint also faces competition from new market entrants that provide close substitutes for the traditional telephone services it provides, such as cable television providers and competitive local exchange carriers. Competitive local exchange carriers either maintain their own facilities or lease services at wholesale rates while cable television companies are entering the communications market by upgrading their networks with fiber optics and installing facilities to provide broadband, voice, video and data communications. Electric utilities could become a competitive threat since they have existing assets and access to low cost capital that could allow them to enter a market rapidly and accelerate network development.

  Cable

        Cable companies are competing with FairPoint and Spinco, and will compete with the combined company on two fronts: HSD and voice. Cable companies currently overlay 69% of FairPoint's serving area with cable services and approximately 50% with cable modem service. Cable HSD services are generally priced competitively and promote speeds generally higher than many wireline companies offer. The combined company will experience greater competition since the percentage of cable modem overlay in the Spinco markets is approximately 98%. The second area of competition is local and long distance voice services. In addition, the Federal Communications Commission's requirement that telephone companies offer wireline to wireline number portability may increase the competition the combined company faces from cable companies.

  Voice Over Internet Protocol Competition

        VoIP service is increasingly being embraced by all industry participants. VoIP service involves the routing of voice calls over the public Internet, through packets of data instead of transmitting the calls over the existing public switched telephone network. This routing mechanism may give VoIP service providers a cost advantage, and enable them to offer services to end users at a lower price. While current VoIP applications typically complete calls using incumbent local exchange carrier infrastructure and networks, as VoIP services obtain acceptance and market penetration and technology advances further, a greater number of calls may be placed without utilizing the public switched telephone network. The proliferation of VoIP, particularly to the extent these calls do not utilize FairPoint's rural local exchange carriers' networks, may result in an erosion of the combined company's customer base and loss of local revenue, long distance and network access revenues.

  Internet Competition

        The Internet services market is also highly competitive, and FairPoint expects that competition will continue to intensify. Internet services, meaning both Internet access (wired and wireless) and on-line content services, are provided primarily by Internet service providers, satellite-based companies, and cable television companies. Many of these companies provide direct access to the Internet and a variety of supporting services to businesses and individuals. In addition, many of these companies, such as America Online, Microsoft and Yahoo, offer on-line content services consisting of access to closed, proprietary information networks. Electric utility companies, utilizing Broadband over Power Lines technology could offer an additional threat in this area as they look to leverage their embedded assets to enter new lines of business. Cable television operators, among others, are aggressively entering the Internet access markets. Satellite companies are offering broadband access to the Internet from desktop personal computers. Many of these competitors have substantially greater financial, technological, marketing, personnel, name-brand recognition and other resources than those available to the combined company.

  Long Distance Competition

        The long distance communications market is highly competitive. Competition in the long distance business is based primarily on price, although service bundling, branding, customer service, billing service and quality play a role in customers' choices.

  Other Competition

        Wireline, wireless, cable and utility companies could form, and in some cases are in the process of forming, strategic alliances to offer bundled services in FairPoint's markets. The combined company may face increased competition from bundled service providers in the future.

Employees

        Had the merger been completed on December 31, 2006, FairPoint estimates that the combined company would have had approximately 3,731 employees, of whom an estimated 2,517 would have been represented by a union. 109 of the combined company's total employees would have been employed at the combined company's corporate offices.

Intellectual Property

        FairPoint believes the combined company will have the trademarks, trade names and licenses that are necessary for the operation of its business. FairPoint does not consider these trademarks, trade names or licenses to be material to the operation of the combined company's business.

Regulatory Environment

        The following summary does not describe all present and proposed federal, state and local legislation and regulations affecting the communications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change the manner in which this industry operates. Neither the outcome of any of these developments, nor their potential impact on the combined company, can be predicted at this time. Regulation can change rapidly in the communications industry, and such changes may have an adverse effect on the combined company in the future. See "Risk Factors—Risks Relating to the Combined

Company's Regulatory Environment—The combined company will be subject to significant regulations that could change in a manner adverse to the combined company."

        On January 15, 2007, FairPoint entered into the merger agreement to merge its operations with the incumbent local exchange carrier operations of the Northern New England business, a subsidiary of Verizon that operated in the states of Maine, New Hampshire and Vermont. This acquisition will affect the regulatory operations and risks of FairPoint in several specific ways:

  •
  The ultimate consummation and closing of the merger is subject to certain state and federal regulatory approvals. There can be no assurance that FairPoint, Verizon and the Northern New England business will be able to obtain the necessary approvals, which could delay or prevent the consummation of the merger.

  •
  FairPoint and the Northern New England business have previously operated under different regulatory regimes in the federal jurisdiction for the treatment of interstate access revenues. All of the pre-merger regulated interstate services of FairPoint have been regulated under a rate-of-return model, while all of the regulated interstate services provided by the Spinco business have been regulated under a price cap model.

  •
  FairPoint and the Northern New England business have previously operated under different statutory classifications that affect their obligations to interconnect with competing carriers and, under current Federal Communications Commission rules, also impact the computation of federal universal service funds. All of FairPoint's current incumbent local exchange carrier operations are defined as "rural telephone companies" under Section 3(37) of the Telecommunications Act, while the current operations of the Northern New England business are defined as "non-rural telephone companies."

        The combined company's regulated communications services will be subject to extensive federal, state and local regulation. The combined company will hold various regulatory authorizations for its current service offerings. At the federal level, the Federal Communications Commission generally exercises jurisdiction over all facilities and services of communications common carriers, such as the combined company, to the extent those facilities are used to provide, originate, or terminate interstate or international communications. State regulatory commissions generally exercise jurisdiction over such facilities and services to the extent those facilities are used to provide, originate or terminate intrastate communications. In addition, pursuant to the Telecommunications Act, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies introduced by that legislation. In particular, state regulatory agencies have substantial oversight over the provision by incumbent telephone companies of interconnection and non-discriminatory network access to competitive communications providers. Local governments often regulate the public rights-of-way necessary to install and operate networks, and may require communications services providers to obtain licenses or franchises regulating their use of public rights-of-way. Additionally, municipalities and other local government agencies may regulate limited aspects of the combined company's business, including its use of public rights-of-way, and by requiring the combined company to obtain construction permits and abide by building codes.

        It is believed that competition in the combined company's telephone service areas will increase in the future as a result of the Telecommunications Act and through increased deployment of various types of technology, although the ultimate form and degree of competition cannot be ascertained at this time. Competition may lead to loss of revenues and profitability as a result of loss of customers; reduced usage of the combined company's network by its customers who may use alternative providers for long distance, voice and data services; and reductions in prices for its services which may be necessary to meet competition.

  Federal Regulation

        The combined company must comply with the Communications Act, which requires, among other things, that communications carriers offer services at just and reasonable rates and on non-discriminatory terms and conditions. The amendments to the Communications Act contained in the Telecommunications Act dramatically changed, and are expected to continue to change, the landscape of the communications industry. The central aim of the Telecommunications Act was to open local communications marketplaces to competition while enhancing universal service. Most significantly, the Telecommunications Act governs the removal of barriers to market entry into local telephone services, requires incumbent local exchange carriers to interconnect with competitors, establishes procedures pursuant to which incumbent local exchange carriers may provide other services, such as the provision of long distance services by regional bell operating companies, and imposes on incumbent local exchange carriers duties to negotiate interconnection arrangements in good faith.

        Removal of Entry Barriers.    Prior to the enactment of the Telecommunications Act, many states limited the services that could be offered by a company competing with an incumbent local exchange carrier. The Telecommunications Act generally preempts state and local laws that prevent competitive entry into the provision of any communications service. Since the passage of the Telecommunications Act, FairPoint has historically experienced competition from cable and wireless service providers. However, cable service and other providers have recently been introducing VoIP local service offerings that may increase their ability to compete with the combined company for residential customer lines.

        Access Charges.    The Federal Communications Commission regulates the prices that incumbent local telephone companies charge for the use of their local telephone facilities in originating or terminating interstate transmissions. The Federal Communications Commission has structured these prices, also referred to as "access charges," as a combination of flat monthly charges paid by the end-users and usage sensitive charges paid by long distance carriers. State regulatory commissions regulate intrastate access charges. Many states generally mirror the Federal Communications Commission price structure. The amount of access charge revenue that the combined company will receive is based on rates set by federal and state regulatory bodies, and those rates are subject to change at any time.

        The Federal Communications Commission oversees the levels of interstate access charges under two different regulatory regimes. In larger telephone company service areas, interstate access charges are regulated under a form of price cap regulation. These price caps can be adjusted based on various formulae, such as inflation and productivity, and otherwise through regulatory proceedings. The combined company intends to file a waiver of the Federal Communications Commission's "all-or-nothing" rule which will allow the operating areas currently operated by FairPoint to continue to operate under rate of return regulation after completion of the merger. Approval of this waiver is expected, but not guaranteed. Thus, it is expected that a majority of the combined company's local exchange carrier operations' access charges will be determined pursuant to the federal price cap mechanism, while its traditional rural local exchange carrier operations will be subject to rate of return regulation for interstate access charges.

        The Federal Communications Commission has made, and is continuing to consider, various reforms to the existing rate structure for charges assessed on long distance carriers for connection to local networks. States often mirror federal rules in establishing intrastate access charges. Previously, the Federal Communications Commission has implemented access reform plans for both price cap and rate-of-return carriers.

        The current framework for interstate access charges for price cap carriers was established in the Coalition for Affordable Local and Long Distance Services, referred to herein as CALLS, plan, which the Federal Communications Commission adopted on May 31, 2000. The CALLS plan has three main components. First, it establishes portable interstate access universal service support of $650 million for the industry that replaces implicit support previously embedded in interstate access charges. Second, the plan simplifies the patchwork of common line charges into one subscriber line charge, referred to herein as SLC, and provides for de-averaging of the SLC by zones and class of customer. Third, the plan adopted a transition mechanism to reach a target switched access rate of $0.0055 per minute. Once the target rate was reached, carriers were no longer required to make further annual price cap reductions to their switched access prices. The annual reductions leading to the target rate, as well as annual reductions for the subset of special access services that remain subject to price cap regulation was set at 6.5% per year. As a result of tariff adjustments which became effective in July 2002, the price cap operating areas currently operated by FairPoint reached the $.0055 benchmark. The Federal Communications Commission has also adopted rules for special access services offered by price cap carrier that provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met.

        In November 2001, the Federal Communications Commission adopted an order implementing the beginning phases of the Multi Association Group, referred to herein as MAG, plan to reform the access charge system for rate-of-return carrier serving areas. The MAG plan was designed to be revenue neutral to the combined company's rate-of-return operating companies. Among other things, the MAG plan reduced access charges and shifted a portion of cost recovery, which historically has been based on minutes-of-use, to flat-rate, monthly per-line charges on end-user customers rather than long distance carriers. As a result, the aggregate amount of access charges paid by long distance carriers to access providers, such as the rate-of-return local exchange carriers that will be operated by the combined company, has decreased and may continue to decrease. In adopting the MAG plan, the Federal Communications Commission also determined that rate-of-return carriers will continue to be permitted to set rates based on the authorized rate of return of 11.25%.

        As the combined company's local exchange operating areas become subject to competition in their own local exchange areas, access charges could be paid to competing local exchange carriers rather than to the combined company. Additionally, the access charges the combined company will receive may be reduced as a result of competition by other service providers such as wireless and VoIP services. This could have a material adverse effect on the financial condition and results of operations of the combined company. In addition, the Federal Communications Commission has sought comment on broad policy changes that could harmonize the rate structure and levels of all forms of intercarrier compensation, and could, as a result, substantially modify the current forms of carrier-to-carrier payments for interconnected traffic.

        In July 2006, a diverse group of telecommunications providers filed a comprehensive plan for intercarrier compensation reform called the "Missoula Plan" with the Federal Communications Commission. The Missoula Plan would, among other things, unify state and interstate intercarrier rates, provide a restructure mechanism to replace intercarrier revenues lost through rate unification, resolve a number of outstanding disputes among carriers regarding interconnection and compensation obligations, and introduce an optional incentive plan for carriers currently under rate of return regulation. It is unclear at this time what, if anything, the Federal Communications Commission will do with the Missoula Plan recommendations. Furthermore, in the notice of proposed rulemaking on VoIP services adopted by the Federal Communications Commission in February 2004, the Federal Communications Commission has sought comment on whether access charges should apply to VoIP or other internet protocol based services. The Federal Communications Commission is also considering multiple petitions asking it to declare whether, and under what circumstances, services that employ Internet protocol are subject to access charges under current law, or asking it to forbear from any requirement to pay access charges on some such services. It is unknown at this time what additional changes, if any, the Federal Communications Commission may eventually adopt and the effect that any of these changes may have on the combined company's business.

        Local Exchange Carrier Services Regulation.    Local exchange carrier services segment revenue is subject to regulation, including regulation by the Federal Communications Commission and incentive regulation by various state regulatory commissions. State lawmakers will likely continue to review the statutes governing the level and type of regulation for communications services. It is expected that over the next few years, legislative and regulatory actions will provide opportunities to restructure rates, introduce more flexible incentive regulation programs and possibly reduce the overall level of regulation. It is expected that the election of incentive regulation plans and the expected reduction in the overall level of regulation will allow the combined company to introduce new services and pricing changes more expeditiously than in the past. At the same time, however, the implementation of new programs may also lead to reductions in intrastate access charges.

        The Federal Communications Commission generally must approve in advance most transfers of control and assignments of operating authorizations by Federal Communications Commission-regulated entities. FairPoint is currently in the process of gaining approval from the Federal Communications Commission for the local exchange service areas to be acquired in the merger. In addition, if the combined company seeks in the future to acquire companies that hold Federal Communications Commission authorizations, in most instances it will be required to seek approval from the Federal Communications Commission prior to completing those acquisitions. The Federal Communications Commission has the authority to condition, modify, cancel, terminate or revoke operating authority for failure to comply with applicable federal laws or rules, regulations and policies of the Federal Communications Commission. Fines or other penalties also may be imposed for such violations. The interstate common carrier services that will be provided by the combined company will also be subject to nondiscrimination requirements and requirements that rates be just and reasonable.

        The Federal Communications Commission has required that incumbent independent local exchange carriers that provide interstate long distance services originating from their local exchange service territories must do so in accordance with "structural separation" rules. These rules require that the combined company's long distance affiliates (i) maintain separate books of account, (ii) not own transmission or switching facilities jointly with the local exchange affiliate, and (iii) acquire any services from their affiliated local exchange telephone company at tariffed rates, terms and conditions. The Federal Communications Commission has initiated a rulemaking proceeding to examine whether there is a continuing need for these requirements; however, the outcome of that proceeding cannot be predicted.

  State Regulation

        Most states have certification requirements that require providers of communications services to obtain authority from the state regulatory commission prior to offering common carrier services. Most of the local exchange companies that will be operated by the combined company will operate as the incumbent local telephone company in the states in which they operate and are certified in those states to provide local telephone services. State regulatory commissions generally regulate the rates incumbent local exchange carriers charge for intrastate services, including rates for intrastate access services paid by providers of intrastate long distance services. Although the Federal Communications Commission has preempted certain state regulations pursuant to the Telecommunications Act, states have retained authority to impose requirements on carriers necessary to preserve universal service, protect public safety and welfare, ensure quality of service and protect consumers. For instance, incumbent local exchange carriers must file tariffs setting forth the terms, conditions and prices for their intrastate services, and those tariffs may be challenged by third parties. From time to time, states conduct rate cases or "earnings" reviews. These reviews may result in the disallowance of certain investments or expenses for ratemaking purposes.

        Under the Telecommunications Act, state regulatory commissions have jurisdiction to arbitrate and review interconnection disputes and agreements between incumbent local exchange carriers and competitive local exchange carriers, in accordance with rules set by the Federal Communications Commission. State regulatory commissions may also formulate rules regarding fees imposed on providers of communications services within their respective states to support state universal service programs. States often require prior approvals or notifications for certain acquisitions and transfers of assets, customers, or ownership of regulated entities. FairPoint is currently in the process of gaining approval from the Maine, New Hampshire and Vermont commissions for Spinco's local exchange service areas. In most instances, the combined company will be required to seek state approval prior to completing new acquisitions of rural local exchange carriers in the future. States generally retain the right to sanction a carrier or to revoke certifications if a carrier materially violates relevant laws and/or regulations.

  Local Government Authorizations

        The combined company may be required to obtain from municipal authorities permits for street opening and construction or operating franchises to install and expand facilities in certain rural communities. Some of these franchises may require the payment of franchise fees. FairPoint has historically obtained municipal franchises as required. In some areas, the combined company will not need to obtain permits or franchises because the subcontractors or electric utilities with which the combined company will have contracts already possess the requisite authorizations to construct or expand the combined company's networks.

  Promotion of Local Service Competition and Traditional Telephone Companies

        As discussed above, the Telecommunications Act provides, in general, for the removal of barriers to entry into the communications industry in order to promote competition for the provision of local service. As a result, competition in the combined company's local exchange markets will continue to increase from providers of competitive local exchange carriers, wireless providers, cable companies, Internet service providers, electric companies, municipalities, and other providers of network services. Many of these competitors have a significant market presence and brand recognition, which could lead to more competition and a greater threat to the combined company's future revenue growth.

        Pursuant to the Telecommunications Act, all local exchange carriers, including both incumbents and new competitive carriers, are required to: (i) allow others to resell their services at retail rates; (ii) ensure that customers can keep their telephone numbers when changing carriers; (iii) ensure that competitors' customers can use the same number of digits when dialing and receive nondiscriminatory access to telephone numbers, operator service, directory assistance and directory listing; (iv) ensure access to telephone poles, ducts, conduits and rights of way; and (v) compensate competitors for the competitors' costs of completing calls to competitors' customers. Competitors are required to compensate the incumbent telephone company for the cost of providing these interconnection services.

        The Telecommunications Act, with certain exceptions, also imposes the following additional duties on incumbent telephone companies by requiring them to: (i) interconnect their facilities and equipment with any requesting communications carrier at any technically feasible point; (ii) unbundle and provide nondiscriminatory access to network elements such as local loops, switches and transport facilities, at nondiscriminatory rates and on nondiscriminatory terms and conditions; (iii) offer their retail services for resale at wholesale rates; (iv) provide reasonable notice of changes in the information necessary for transmission and routing of services over the incumbent telephone company's facilities or in the information necessary for interoperability; and (v) provide, at rates, terms and conditions that are just, reasonable and nondiscriminatory, for the physical co-location of equipment necessary for interconnection or access to unbundled network elements at the premises of the incumbent telephone company. Competitors are required to compensate the incumbent local exchange carrier for the cost of providing these interconnection services.

        Congress has recognized that states should not be prohibited from taking actions necessary to preserve and advance universal service, and has further recognized that special consideration should be given to the appropriate conditions for competitive entry in areas served by rural telephone companies, such as FairPoint's current rural local exchange carrier subsidiaries that will be operated by the combined company following the merger. Under the Telecommunications Act, these rural local exchange carriers may request from state regulatory commissions, suspension or modification of any or all of the requirements described above. A state regulatory commission may grant such a request if it determines that such exemption, suspension or modification is consistent with the public interest and necessary to avoid a significant adverse economic impact on communications users and generally avoid imposing a requirement that is technically unfeasible or unduly economically burdensome. If a state regulatory commission denies some or all of any such request made by one of the rural local exchange carriers to be operated by the combined company following the merger, or does not allow the combined company adequate compensation for the costs of providing interconnection, the combined company's costs could increase and its revenues could decline. In addition, with such a denial, competitors could enjoy benefits that would make their services more attractive than if they did not receive such interconnection rights. With the exception of the previously referenced requests to modify the May 24, 2004 implementation date for local number portability in certain states, FairPoint has not encountered a need to file any such requests for suspension or modification of the interconnection requirements.

        Pursuant to the Telecommunications Act, rural telephone companies, including the combined company's rural local exchange carriers, will be automatically exempt from these additional incumbent telephone company requirements. The exemption remains effective until an incumbent rural local telephone company receives a bona fide request for these additional interconnection services and the applicable state authority determines whether the request is not unduly economically burdensome, technically feasible, and consistent with the universal service objectives set forth in the Telecommunications Act. This exemption will remain effective for all of the combined company's rural incumbent local telephone operations, except in Florida where the legislature has determined that all incumbent local exchange carriers are required to provide the additional interconnection services as prescribed in the Telecommunications Act. If a request for any of these additional interconnection services is filed by a potential competitor with respect to one of the combined company's other rural operating territories, the combined company will likely ask the relevant state regulatory commission to retain the exemption. If a state regulatory commission rescinds an exemption in whole or in part and does not allow the combined company adequate compensation for the costs of providing the interconnection, the combined company's costs could increase significantly; the combined company could face new competitors in that state; and it could suffer a significant loss of customers and resulting declines in its revenues. In addition, the combined company could incur additional administrative and regulatory expenses as a result of the interconnection requirements.

        Unbundling of Network Elements.    On February 20, 2003, the Federal Communications Commission announced a decision adopting new rules defining the obligations of incumbent local exchange carriers not covered by the rural exemption to provide competing carriers with access to UNEs. The decision was the culmination of an Federal Communications Commission rulemaking referred to as its triennial review of its UNE rules, and also was in response to a decision by the U.S. Court of Appeals for the D.C. Circuit. The U.S. Court of Appeals for the D.C. Circuit had overturned the Federal Communications Commission's previous unbundling rules on the grounds that the Federal Communications Commission did not adequately consider the limitations of the "necessary and impair" standards of the Telecommunications Act when it chose national rules for unbundling and that it failed to consider the relevance of competition from other types of service providers, including cable and satellite.

        The text of the order and accompanying rules was released on August 21, 2003. With respect to broadband facilities, such as mass market fiber to the premises loops and packet switching, that order generally removed unbundling obligations under Section 251 of the Telecommunications Act. With respect to narrowband services, the order generally left unbundling obligations in place, with certain limited exceptions, and delegated to state regulatory proceedings a further review. The order also provided a new set of criteria relating to when carriers may purchase a combination of unbundled loops and transport elements known as enhanced extended loops, referred to herein as EELs.

        The Federal Communications Commission's order significantly increases arbitrage opportunities by making it easier for carriers to use EELs for non-local service at regulated prices set using the pricing formula that applies to UNEs rather than competitive special access prices. In addition, the Federal Communications Commission's order eliminates important safeguards that protected against this kind of arbitrage, including the Federal Communications Commission's previous rule against co-mingling unbundled elements and other services.

        Multiple parties, including Verizon, appealed various aspects of the decision. Multiple parties also have asked the Federal Communications Commission to clarify or reconsider various aspects of its order, and Verizon has petitioned the Federal Communications Commission to make clear that any broadband facilities that do not have to be unbundled under Section 251 of the Telecommunications Act also do not have to be unbundled under another provision of the Telecommunications Act. On March 2, 2004, the U.S. Court of Appeals for the D.C. Circuit issued an order upholding the Federal Communications Commission in part, and overturning its order in part. The court upheld the Federal Communications Commission with respect to broadband facilities. On the narrowband unbundling requirements and on the EELs rules, the court reversed key aspects of the Federal Communications Commission decision. The court's reversal of the Federal Communications Commission will not go into effect for 60 days following the ruling or until a petition for rehearing is denied or granted.

        Broadband.    The Federal Communications Commission has adopted a series of orders that recognize the competitive nature of the broadband market, and impose lesser regulatory requirements on broadband services and facilities than apply to narrowband. With respect to facilities, the Federal Communications Commission has determined that certain unbundling requirements that apply to narrowband facilities do not apply to broadband facilities such as fiber to the premise loops and packet switches. With respect to services, the Federal Communications Commission has concluded that broadband Internet access services offered by telephone companies and their affiliates qualify as largely deregulated information services. The same order also concluded that telephone companies may offer the underlying broadband transmission services that are used as an input to Internet access services through private carriage arrangements on negotiated commercial terms. In addition, a Verizon petition asking the Federal Communications Commission to forbear from applying common carrier regulation to certain broadband services sold primarily to larger business customers when those services are not used for Internet access was deemed granted by operation of law on March 19, 2006 when the Federal Communications Commission did not deny the petition by the statutory deadline. Both the Federal Communications Commission's order addressing the appropriate regulatory treatment of broadband Internet access services and the relief obtained through the forbearance petition are the subject of pending appeals.

  Promotion of Universal Service

        Current Federal Communications Commission rules provide different methodologies for the determination of universal service payments to rural and non-rural telephone company areas. In general, the rules provide high-cost support to rural telephone company study areas where the company's actual costs exceed a preset nationwide benchmark level. High-cost support for non-rural telephone company areas, on the other hand, is determined by a nationwide proxy cost model. Under the current Federal Communications Commission rules, two of the combined company's non-rural operating areas (Maine and Vermont) will receive support under the non-rural model methodology. As mentioned previously, the CALLS plan for intercarrier compensation reform also created a new explicit support mechanism to replace implicit support that was previously recovered in access charges. All three of the combined company's non-rural study areas will receive this Interstate Access Support. The Federal Communications Commission's current rules for support to high-cost areas served by non-rural local telephone companies were previously remanded by U.S. Court of Appeals for the Tenth Circuit, which had found that the Federal Communications Commission had not adequately justified these rules. The Federal Communications Commission has initiated a rulemaking proceeding in response to the court's remand, but its rules remain in effect pending the results of the rulemaking. The Federal-State Joint Board on Universal Service is also considering proposals to update the proxy model upon which non-rural high-cost funding is determined.

        The payments received by the combined company's rural local exchange carriers from the Universal Service Fund are intended to support the high cost of its operations in rural markets. Under current Federal Communications Commission regulations, the total Universal Service Fund available to all rural local telephone companies is subject to a cap. In any given year, the cap may or may not be reached. In any year where the cap is reached, the per access line rate at which the combined company will be able to recover Universal Service Fund payments may decrease. In addition, the consideration of changes in the federal rules governing both the collection and distribution of Universal Service Fund is pending before the Federal Communications Commission. If the combined company's rural local exchange carriers were unable to receive Universal Service Fund payments, or if those payments were reduced, many of the combined company's rural local exchange carriers would be unable to operate as profitably as they have historically under FairPoint in the absence of the combined company's implementation of increases in charges for other services. Moreover, if the combined company raises prices for services to offset loss of Universal Service Fund payments, the increased pricing of the combined company's services may disadvantage it competitively in the marketplace, resulting in additional potential revenue loss. Payments from the Universal Service Fund will fluctuate based upon the combined company's average cost per loop compared with the national average cost per loop. For example, if the national average cost per loop increases and the combined company's operating costs and average cost per loop remain constant or decrease, the payments the combined company will receive from the Universal Service Fund would decline. Conversely, if the national average cost per loop decreases and the combined company's operating costs and average cost per loop remain constant or increase, the payments the combined company will receive from the Universal Service Fund would increase. Over the past year, the national average cost per loop in relation to FairPoint's average cost per loop has increased, and FairPoint believes the national average cost per loop will likely continue to increase in relation to its average cost per loop. As a result, the payments from the Universal Service Fund that the combined company will receive with respect to the operations of the current FairPoint business will likely decline.

        Universal service rules have been adopted by both the Federal Communications Commission and some state regulatory commissions. Universal Service Fund disbursements may be distributed only to carriers that are designated as eligible telecommunications carriers by a state regulatory commission. All of the rural local exchange carriers that will be operated by combined company have been designated as eligible telecommunications carriers pursuant to the Telecommunications Act. However, under the Telecommunications Act, competitors could obtain the same support payments as will the combined company if a state regulatory commission determined that granting support payments to competitors would be in the public interest.

        The Federal-State Joint Board on Universal Service and the Federal Communications Commission are currently considering revisions to both the collection and distribution mechanisms for universal service funds. Universal service funding is currently collected through a surcharge on interstate and international end-user revenues. Declining long distance revenues, the popularity of service bundles that include local and long distance services, and the growth in the size of the fund, due primarily to increased funding to competitive eligible telecommunications carriers, are all causing the Federal Communications Commission to consider alternative and more sustainable means for collecting this funding. One alternative under active consideration would be to impose some form of surcharge on telephone numbers and/or network connections. As an interim step, in June 2006, the Federal Communications Commission ordered that providers of VoIP services are subject to federal universal service obligations. The Federal Communications Commission also increased the percentage of revenues subject to federal universal service obligations that wireless providers may use as a safe harbor. These decisions are the subject of a pending appeal. Any further change in the current assessment mechanism could result in a change in the contribution that local telephone companies, wireless carriers or others must make and that would have to be collected from customers.

        In March 2005, the Federal Communications Commission issued new rules to set more stringent requirements for competitive eligible telecommunications carriers to obtain universal service funding. Despite these changes, the overall size of the fund continues to grow, and the Joint Board and the Federal Communications Commission are seeking means to control this growth. In August 2006, the Joint Board released a Public Notice requesting comment on the possible use of reverse auctions to determine recipients of high-cost universal service reform. It is unknown at this time exactly what course the Federal Communications Commission will take on universal service distribution reform, but it is possible the remedy ultimately selected by the Federal Communications Commission could materially affect the amount of universal service funding the combined company will receive.

        In addition, there are a number of judicial appeals challenging several aspects of the Federal Communications Commission's universal service rules. It is not possible to predict at this time whether the Federal Communications Commission or Congress will require modification to those rules, or the ultimate impact any such modification might have on the combined company.

  Potential Internet Regulatory Obligations

        In connection with the combined company's Internet access offerings, the combined company could become subject to laws and regulations as they are adopted or applied to the Internet. There is currently only limited regulation applicable to the Internet. As the significance of the Internet expands, federal, state and local governments may adopt rules and regulations, or apply existing laws and regulations to the Internet, and related matters are under consideration in both federal and state legislative and regulatory bodies. The Federal Communications Commission is currently reviewing the appropriate regulatory framework governing broadband access to the Internet through telephone and cable operators' communications networks. It is not possible to predict whether the outcome will prove beneficial or detrimental to the combined company's competitive position. In February 2004, the Federal Communications Commission initiated a proceeding to examine the regulatory implications of voice over Internet protocol technology. It is not possible to predict the results of these proceedings, the nature of these regulations or their impact on its business. Recently there have also been discussions of "net neutrality" or the potential requirement for non-discriminatory treatment of traffic over broadband networks. It is too early to predict what, if any, impacts this may have on the combined company's business.

        The Federal Communications Commission has adopted Order 05-150, which puts wireline broadband Internet access service, commonly delivered by DSL technology, on an equal regulatory footing with cable modem service. This approach is consistent with a recent United States Supreme Court decision upholding the Federal Communications Commission's light regulatory treatment of cable modem service. Specifically, the Federal Communications Commission has determined that wireline broadband Internet access services are defined as information services functionally integrated with a telecommunications component. In the past, the Federal Communications Commission required facilities-based providers to offer wireline broadband transmission components separately from their

Internet service as a stand-alone service on a common-carrier basis, and thus classified that component as a telecommunications service. The Federal Communications Commission order also provides an option which allows rate-of-return carriers the option to continue providing DSL service as a common-carrier (status quo) offering.

  Environmental Regulations

        Like all other local telephone companies, the local exchange carrier subsidiaries that will be operated by combined company are subject to federal, state and local laws and regulations governing the use, storage, disposal of, and exposure to hazardous materials, the release of pollutants into the environment and the remediation of contamination. As an owner of property, the combined company could be subject to environmental laws that impose liability for the entire cost of cleanup at contaminated sites, regardless of fault or the lawfulness of the activity that resulted in contamination. It is believed that the combined company's operations will be in substantial compliance with applicable environmental laws and regulations.

MANAGEMENT OF THE COMBINED COMPANY

Board of Directors

        Pursuant to the terms of the merger agreement, immediately prior to the effectiveness of the merger, the board of directors of FairPoint (which will become the board of directors of the combined company) will consist of nine directors, up to six of whom will be initially designated by Verizon and the remainder of whom will be initially designated by FairPoint. If FairPoint's stockholders vote in favor of the merger proposal at the annual meeting, following the annual meeting, FairPoint's board of directors will appoint     •    and    •    , each of whom has been designated by Verizon, to fill the vacancies that currently exist on the board of directors. In addition, immediately prior to the effective time of the merger, certain members of FairPoint's then existing board of directors selected by FairPoint (other than Eugene B. Johnson, the current Chairman of the board of directors, and the two Verizon designees) will resign and Verizon will designate up to four additional nominees for election to the board of directors so that FairPoint's board of directors at the effective time of the merger will consist of up to six directors initially designated by Verizon and the remainder initially designated by FairPoint. The nine directors will be distributed evenly among the three classes of directors. It is currently anticipated that FairPoint will designate Eugene B. Johnson, its current Chairman of the board of directors and Chief Executive Officer, as one of its designees to the board of directors of the combined company and that he will continue to serve as the Chairman of the combined company.

        Set forth below are the name, age and biographical information of the individuals who are expected to be designated by Verizon following the annual meeting;

            •

Committees of the Board of Directors

        The members of the committees of the combined company's board of directors will not be determined until the board of directors is fully constituted and holds its initial meeting. Upon completion of the merger, the combined company's then existing board of directors will make determinations with respect to each committee member's independence in accordance with New York Stock Exchange listing standards.

  Audit Committee

        Upon completion of the merger, the board will make determinations regarding the financial literacy and financial expertise of each member of the audit committee in accordance with the New York Stock Exchange listing standards.

        Among other functions, the principal duties and responsibilities of the combined company's audit committee will be to appoint the company's independent auditors, oversee the quality and integrity of the company's financial reporting and the audit of the company's financial statements by its independent auditors and in fulfilling its obligations, the combined company's audit committee will review with the company's management and independent auditors the scope and result of the annual audit, the auditors' independence and the combined company's accounting policies.

        The audit committee will be required to report regularly to the combined company's board of directors to discuss any issues that arise with respect to the quality or integrity of the combined company's financial statements, its compliance with legal or regulatory requirements, the performance and independence of the combined company's independent auditors, or the performance of the internal audit function.

  Compensation Committee

        Among other functions, the compensation committee will oversee the compensation of the combined company's chief executive officer and other executive officers and senior management, including plans and programs relating to cash compensation, incentive compensation, equity-based awards and other benefits and perquisites and administers any such plans or programs as required by the terms thereof.

  Corporate Governance Committee

        Among other functions, the principal duties and responsibilities of the combined company's corporate governance committee will be to identify qualified individuals to become board members, recommend to the board of directors individuals to be designated as nominees for election as directors at the annual meetings of stockholders, and develop and recommend to the board of directors the combined company's corporate governance guidelines.

Management

        Pursuant to the merger agreement, the executive officers of FairPoint immediately prior to the merger will become the executive officers of the combined company. FairPoint anticipates that its current senior management team will continue to manage the business of the combined company. In addition, FairPoint expects to supplement its current senior management team with members of Verizon's current regional management team who currently manage the Spinco business to manage the combined company's operations.

        Set forth below are the name, age and biographical information of each person who is currently expected to be a member of the combined company's senior management following the merger.

        Eugene B. Johnson.    Mr. Johnson, age 59, has served as FairPoint's Chairman since January 1, 2003 and as FairPoint's Chief Executive Officer since January 1, 2002. Prior to his current responsibilities, Mr. Johnson was FairPoint's Chief Development Officer from May 1993 to December 2002 and Vice Chairman from August 1998 to December 2002. Mr. Johnson is a founder and has been a director of FairPoint since 1991. From 1997 to 2002, Mr. Johnson served as a director of the Organization for the Promotion and Advancement of Small Telecommunications Companies, the primary industry organization for small independent telephone companies. From 1987 to 1993, Mr. Johnson served as President and principal stockholder of JC&A, Inc., an investment banking and brokerage firm providing services to the cable television, telephone and related industries. From 1985 to 1987, Mr. Johnson served as a director of the mergers and acquisitions department of Cable Investments, Inc., an investment banking firm. Mr. Johnson is also on the Board of Trustees of the University of North Carolina at Charlotte and is on the Board of Directors of the Foundation of the University of North Carolina at Charlotte, Inc.

        Peter G. Nixon.    Mr. Nixon, age 54, serves as FairPoint's Chief Operating Officer in connection with the merger, and is responsible for integrating the FairPoint business and the Spinco business. Prior to assuming this role in April 2007, Mr. Nixon had served as Chief Operating Officer of FairPoint since November 2002. Previously, Mr. Nixon was FairPoint's Senior Vice President of Corporate Development from February 2002 to November 2002 and President of FairPoint's Telecom Group from April 2001 to February 2002. Prior to this, Mr. Nixon served as President of FairPoint's Eastern Region Telecom Group from June 1999 to April 2001 and President of Chautauqua & Erie Telephone Corporation, from July 1997, when FairPoint acquired Chautauqua & Erie Telephone Corporation, to June 1999. From April 1, 1989 to June 1997, Mr. Nixon served as Executive Vice President of Chautauqua & Erie Telephone Corporation. From April 1, 1978 to March 31, 1989, Mr. Nixon served as Vice President of Operations for Chautauqua & Erie Telephone Corporation. Mr. Nixon has served as the past Chairman of the New York State Telephone Association, in addition to his involvement in several community and regional organizations.

        John P. Crowley.    Mr. Crowley, age 52, was appointed as Executive Vice President and Chief Financial Officer of FairPoint in June 2005. Mr. Crowley served as Executive Vice President, Finance and Treasurer of FairPoint from May 2005 to June 2005. From 2000 to 2004, Mr. Crowley was an independent consultant in telecommunications investment banking. From 1999 to 2000, he was a Director in corporate finance at PricewaterhouseCoopers, and from 1996 to 1999, Mr. Crowley was a Managing Director in investment banking at BT/Alex. Brown and its predecessor company. Previously he was active in telecommunications finance both as a principal and in banking.

        Walter E. Leach, Jr.    Mr. Leach, age 55, was appointed as FairPoint's Executive Vice President, Corporate Development in June 2005. Mr. Leach served as FairPoint's Executive Vice President and Chief Financial Officer from July 2004 to June 2005. Mr. Leach served as FairPoint's Senior Vice President from February 1998 to July 2004. From October 1994 to December 2000, Mr. Leach was FairPoint's Secretary. From 1984 through September 1994, Mr. Leach served as Executive Vice President of Independent Hydro Developers, where he had responsibility for all project acquisition, financing and development activities.

        Shirley J. Linn.    Ms. Linn, age 56, was appointed FairPoint's Executive Vice President, General Counsel and Secretary in March 2006. Previously Ms. Linn served as FairPoint's Senior Vice President, General Counsel and Secretary since September 2004. Ms. Linn has served as FairPoint's General Counsel since October 2000, its Vice President since October 2000 and FairPoint's Secretary since December 2000. Prior to joining FairPoint, Ms. Linn was a partner, from 1984 to 2000, in the Charlotte, North Carolina law firm of Underwood Kinsey Warren & Tucker, P.A., where she specialized in general business matters, particularly mergers and acquisitions.

        Lisa R. Hood.    Ms. Hood, age 41, serves as FairPoint's Chief Operating Officer—FairPoint Telecom Group. Prior to assuming this role in April 2007, Ms. Hood served as FairPoint's Senior Vice President and Controller since July 2004. Ms. Hood served as FairPoint's Controller from December 1993 to March 2007 and served as its Vice President from December 1993 to July 2004. Prior to joining FairPoint, Ms. Hood served as manager of a local public accounting firm in Kansas. Ms. Hood is certified as a public accountant in Kansas. Ms. Hood will continue to act as FairPoint's principal accounting officer until FairPoint's new Controller commences employment.

        Thomas Griffin.    Mr. Griffin, age 46, was appointed FairPoint's Treasurer in December 2005. Mr. Griffin joined FairPoint in January 2000 as Assistant Treasurer and served as FairPoint's General Manager of Wireless Broadband operations from December 2003 through March 2005. Prior to joining FairPoint, Mr. Griffin was employed by Sealand Service, Inc. as Assistant Treasurer from September 1997 to January 2000 where he was responsible for worldwide cash management and as Director of Financial Planning for Europe from September 1995 to September 1997.

COMPENSATION OF EXECUTIVE OFFICERS OF THE COMBINED COMPANY

        Pursuant to the merger agreement, the executive officers of FairPoint immediately prior to the merger will become the executive officers of the combined company. The compensation committee of the board of directors of the combined company will oversee the compensation of the combined company's chief executive officer and other executive officers and senior management. FairPoint's compensation committee is currently reviewing its compensation policies with respect to the executive officers of the combined company following the merger but has not yet made any determinations with respect to the compensation of those officers following the merger.

OTHER COMPENSATION ARRANGEMENTS

  Transaction Bonuses

        In connection with the merger, the compensation committee of FairPoint's board of directors approved the award of bonuses to certain members of FairPoint's senior management under the FairPoint Communications, Inc. Annual Incentive Plan. The transaction bonuses were as follows: Eugene B. Johnson, $150,000; John P. Crowley, $100,000; Walter E. Leach, Jr., $120,000; Peter G. Nixon, $100,000; and Shirley J. Linn, $135,000. One half of the transaction bonus was paid in February 2007 and the remaining half will be paid upon closing of the merger.

  Change in Control and Severance Agreements

        On March 14, 2007, FairPoint entered into Change in Control and Severance Agreements with Walter E. Leach, Jr., Peter G. Nixon, Shirley J. Linn and John P. Crowley, which superseded the existing severance arrangements with respect to these individuals. Each severance agreement provides that FairPoint will pay severance and provide benefits to the subject employee (i) in the event of the employee's termination without cause or following a change in control, or (ii) within two years of a change in control, upon the employee's resignation within 45 days following (a) a significant or material reduction of the employee's key responsibilities or duties, (b) a reduction in the employee's overall compensation opportunities, (c) the diminishment or elimination of the employee's rights to "Severance Benefits" as defined in the severance agreement, or (d) any material breach by FairPoint of the severance agreement. The severance payable and benefits required to be provided include unpaid base salary, lump sum cash payments equal to two times the employee's annual base salary and annual bonus, COBRA premiums and life insurance premiums for 24 months, and the vesting of all non-performance based, non-vested and/or unearned long-term incentive awards, among others. The payments and benefits are subject to "golden parachute" provisions and Section 409A of the Internal Revenue Code and are not triggered if the employee is terminated for cause, on account of death or disability or upon resignation for reasons not listed in clauses (a) through (d) above.

        The severance agreements also contain provisions pursuant to which the subject employees, for a period of 12 months following termination of employment, promise to refrain from certain activities including (1) soliciting any of FairPoint's employees or consultants to leave FairPoint or to perform services for another company, or (2) accepting any employment or similar arrangements with certain of FairPoint's competitors.

        The consummation of the merger will constitute a change in control under the severance agreements.

DESCRIPTION OF CAPITAL STOCK OF FAIRPOINT AND THE COMBINED COMPANY

        The following summary describes the material terms of FairPoint's certificate of incorporation and by-laws but it does not purport to describe all of the terms thereof. The full text of FairPoint's certificate of incorporation is attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part and is incorporated by reference herein. All stockholders are urged to read the certificate of incorporation in its entirety. After the merger, FairPoint's certificate of incorporation and by-laws will remain unchanged, and will be the certificate of incorporation and by-laws of the combined company. This summary is qualified in its entirety by the General Corporation Law of the State of Delaware, referred to herein as the DGCL.

General

        Under FairPoint's certificate of incorporation, the total authorized capital stock of FairPoint consists of 100,000,000 shares of preferred stock, par value $.01 per share and 200,000,000 shares of common stock, par value $.01 per share.

        FairPoint's common stock began trading on the New York Stock Exchange under the symbol "FRP" on February 4, 2005. Prior to that time, there was no trading market for FairPoint's common stock.

        As of    •    , 2007, there were approximately    •    holders of record of FairPoint's common stock.

Common Stock

        All shares of FairPoint's common stock to be outstanding upon consummation of the merger will be validly issued, fully paid and nonassessable.

  Dividends

        Holders of shares of FairPoint's common stock will be entitled to receive dividends and other distributions in cash, stock or property of FairPoint as may be declared by its board of directors from time to time out of FairPoint's assets or funds legally available for dividends or other distributions. Dividends on FairPoint's common stock will not be cumulative. Consequently, if dividends on FairPoint's common stock are not declared and/or paid at the targeted level, FairPoint's stockholders will not be entitled to receive such payments in the future.

        FairPoint's dividend policy provides that in the event and to the extent the company has cash available for distribution to the holders of shares of its common stock, and subject to applicable law and the terms of FairPoint's credit facility, and any other then outstanding indebtedness of FairPoint, FairPoint's board of directors will declare cash dividends on its common stock. The dividend rate on FairPoint's common stock is equal to $1.59125 per share per annum, subject to adjustment. See "The Transactions—Dividend Policy of FairPoint and the Combined Company."

        FairPoint's board of directors may, in its discretion, amend or repeal the dividend policy with respect to FairPoint's common stock to decrease the level of dividends provided for or discontinue entirely the payment of dividends.

  Rights Upon Liquidation

        In the event of FairPoint's voluntary or involuntary liquidation, dissolution or winding up, holders of shares of FairPoint's common stock will be entitled to share in its assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding preferred stock.

  Voting Rights

        Shares of FairPoint's common stock carry one vote per share. Except as otherwise required by law, holders of FairPoint's common stock are not entitled to vote on any amendment to FairPoint's certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of the affected shares are entitled to vote on the amendment. Holders of shares of FairPoint's common stock will not be entitled to cumulative voting rights.

        Except as otherwise required by the DGCL and FairPoint's certificate of incorporation and by-laws, action requiring stockholder approval may be taken by a vote of the holders of a majority of the common stock at a meeting at which a quorum is present. See "—Anti-Takeover Effects of Various Provisions of Delaware Law and FairPoint's Certificate of Incorporation and By-laws."

  Other Rights

        Holders of shares of FairPoint's common stock have no preemptive rights. The holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that FairPoint may designate and issue in the future.

Preferred Stock

        FairPoint's certificate of incorporation provides that it may issue up to 100,000,000 shares of its preferred stock in one or more series as may be determined by FairPoint's board of directors.

        FairPoint's board of directors has broad discretionary authority with respect to the rights of issued series of FairPoint's preferred stock and may take several actions without any vote or action of the holders of FairPoint's common stock, including:

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  determining the number of shares to be included in each series;

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  fixing the designation, powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions with respect to each series, including provisions related to dividends, conversion, voting, redemption and liquidation, which may be superior to those of FairPoint's common stock; and

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  increasing or decreasing the number of shares of any series.

        FairPoint's board of directors may authorize, without approval of holders of FairPoint's common stock, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of FairPoint's common stock. For example, FairPoint's preferred stock may rank prior to its common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of FairPoint's common stock.

        FairPoint's preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of the company or to make the removal of FairPoint's management more difficult. This could have the effect of discouraging third party bids for FairPoint's common stock or may otherwise adversely affect the market price of its common stock.

        FairPoint believes that the ability of its board of directors to issue one or more series of FairPoint's preferred stock provides FairPoint with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of FairPoint's preferred stock, as well as shares of its common stock, are available for issuance without action by FairPoint's common stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which FairPoint's securities may be listed or traded.

        Although FairPoint's board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, be used to implement a stockholder rights plan or otherwise impede the completion of a merger, tender offer or other takeover attempt of the company. FairPoint's board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of FairPoint's common stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then best current market price.

Anti-Takeover Effects of Various Provisions of Delaware Law and FairPoint's Certificate of Incorporation and By-laws

        Provisions of the DGCL, FairPoint's certificate of incorporation and by-laws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

  Delaware Anti-Takeover Statute

        FairPoint is subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time the person became an interested stockholder, unless:

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  the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by FairPoint's board of directors prior to the time the interested stockholder attained that status;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  at or after the time a person became an interested stockholder, the business combination is approved by FairPoint's board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to FairPoint and, therefore, may discourage attempts to acquire FairPoint.

        In addition, provisions of FairPoint's certificate of incorporation and by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect.

  Classified Board of Directors

        FairPoint's certificate of incorporation provides that its board of directors be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms.

  Quorum Requirements; Removal of Directors

        FairPoint's certificate of incorporation provides for a minimum quorum of one-third in voting power of the outstanding shares of FairPoint's capital stock entitled to vote, except that a minimum quorum of a majority in voting power of the outstanding shares of FairPoint's capital stock entitled to vote is necessary to hold a vote for any director in a contested election, the removal of a director or the filling of a vacancy on FairPoint's board of directors. FairPoint's by-laws provide that directors may be removed only for cause by the affirmative vote of at least a majority in voting power of the outstanding shares of FairPoint's capital stock entitled to vote generally in the election of directors.

  No Cumulative Voting

        The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless FairPoint's certificate of incorporation provides otherwise. FairPoint's certificate of incorporation does not expressly address cumulative voting.

  No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders

        FairPoint's certificate of incorporation prohibits stockholder action by written consent. It and FairPoint's by-laws also provide that special meetings of FairPoint's stockholders may be called only by (1) the chairman of the board of directors or (2) the board of directors or (3) the board of directors upon a request by holders of at least 50% in voting power of all the outstanding shares entitled to vote at that meeting.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        FairPoint's by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder's notice must be delivered or mailed and received at FairPoint's principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. FairPoint's by-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting must be received by FairPoint's corporate secretary by the later of 10 days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held and not more than 120 days prior to such meeting.

  Limitations on Liability and Indemnification of Officers and Directors

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. FairPoint's certificate of incorporation includes a provision that eliminates the personal liability of directors to FairPoint or its stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the DGCL.

        FairPoint's by-laws provide that the company must indemnify its directors and officers to the fullest extent authorized by the DGCL and that such indemnitees shall generally also be entitled to an advancement of expenses. FairPoint is also expressly authorized to, and do, carry directors' and officers' insurance for its directors, officers and certain employees for some liabilities. FairPoint believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in FairPoint's by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit FairPoint and its stockholders. In addition, a stockholder's investment may be adversely affected to the extent that, in a class action or direct suit, FairPoint pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of FairPoint's directors, officers or employees for which indemnification is sought.

  Authorized but Unissued Shares

        FairPoint's authorized but unissued shares of common stock and preferred stock are available for future issuance without the approval of FairPoint's stockholders. FairPoint may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of FairPoint by means of a proxy contest, tender offer, merger or otherwise.

  Supermajority Provisions

        The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage. FairPoint's certificate of incorporation provides that the following provisions in the certificate of incorporation may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of FairPoint's capital stock entitled to vote:

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  the prohibition on stockholder action by written consent;

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  the ability to call a special meeting of stockholders being vested solely in (1) the chairman of the board of directors, (2) the board of directors and (3) the board of directors upon a request by holders of at least 50% in voting power of all the outstanding shares entitled to vote at that meeting;

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  the provisions requiring that FairPoint's business and affairs be managed by or under the direction of its board of directors;

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  the provisions relating to the classification of FairPoint's board of directors;

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  the provisions relating to the size of FairPoint's board of directors;

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  the provisions relating to the filling of vacancies on FairPoint's board of directors;

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  the provisions relating to the quorum requirements at stockholder meetings for the transaction of business and at stockholder meetings regarding votes for any director in a contested election, the removal of a director, or the filling of a vacancy on FairPoint's board of directors by its stockholders;

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  the provisions relating to advance notice requirements for stockholder proposals and director nominations;

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  the limitation on the liability of FairPoint's directors to FairPoint and its stockholders;

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  the provisions granting authority to FairPoint's board of directors to amend or repeal FairPoint's by-laws without a stockholder vote, as described below in more detail;

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  the provisions granting stockholders representing no less than two-thirds of the voting power of FairPoint's capital stock the authority to amend FairPoint's by-laws, as described below in more detail; and

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  the supermajority voting requirements listed above.

        FairPoint's certificate of incorporation grants its board of directors the authority to amend and repeal FairPoint's by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or FairPoint's certificate of incorporation.

        In addition, FairPoint's certificate of incorporation provides that FairPoint's by-laws may be amended by stockholders representing no less than two-thirds of the voting power of all the outstanding shares of FairPoint's capital stock entitled to vote.

Rights of Appraisal

        Under the DGCL, and according to the terms of FairPoint's certificate of incorporation, FairPoint stockholders may demand appraisal of and obtain payment of the fair value of their shares in certain circumstances. Where appraisal rights are available under the DGCL and FairPoint's certificate of incorporation, appraisal is the exclusive remedy available to stockholders (absent fraud or illegality in connection with the corporate action with respect to which relief is sought.) The DGCL and FairPoint's certificate of incorporation provide appraisal rights only in the event of certain mergers or consolidations, and not for a sale or transfer of all or substantially all of FairPoint's assets or an amendment to its certificate of incorporation. Moreover, the DGCL and FairPoint's certificate of incorporation do not provide appraisal rights in connection with a merger or consolidation to the holders of shares of a constituent corporation listed on a national securities exchange (or designated as a national market system security by the National Association of Securities Dealers, Inc.) or held of record by more than 2,000 stockholders, unless the applicable agreement of merger or consolidation requires the holders of such shares to receive, in exchange for such shares, any property other than shares of stock of the resulting or surviving company, shares of stock of any other corporation listed on a national securities exchange (or designated as described above) or held of record by more than 2,000 holders, cash in lieu of any fractional shares or any combination of the foregoing. In addition, the DGCL denies appraisal rights if the stockholders of the surviving company in a merger did not have to vote to approve the merger. Appraisal rights are not available to FairPoint stockholders with respect to the spin off and merger.

Board of Directors

        FairPoint's certificate of incorporation provides for a board of directors consisting of not less than five nor more than eleven members, the exact number of which will be fixed from time to time by resolution of the board of directors adopted by a majority of the entire board of directors. In accordance with the merger agreement, immediately prior to the effectiveness of the merger, the board of directors of FairPoint (which will become the board of directors of FairPoint after the merger) will consist of nine directors, up to six of whom will be initially designated by Verizon and the remainder of whom will be initially designated by FairPoint. The nine directors will be distributed evenly among the three classes of directors.

        Under FairPoint's certificate of incorporation, the board of directors are divided into three classes, which must be as nearly equal in number of directors per class as possible. At each annual meeting of stockholders, the respective successors of the directors whose terms are expiring will be elected for terms expiring at the annual meeting of stockholders held in the third succeeding year. The terms of office for directors of Class I will expire at the annual meeting of FairPoint stockholders in 2009. The terms of office for directors of Class II who are elected at the 2007 annual meeting of FairPoint stockholders will expire at the annual meeting of FairPoint stockholders in 2010. The terms of office for directors of Class III will expire at the annual meeting of FairPoint stockholders in 2008.

        Nominations of persons for election to FairPoint's board of directors may be made at a meeting of stockholders by or at the direction of the board of directors, or pursuant to FairPoint's notice of meeting. In addition, any stockholder may nominate persons for election to FairPoint's board of directors by giving timely notice to FairPoint's secretary. To be timely:

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  in the case of an annual meeting, a stockholder's notice must be delivered or mailed to the secretary at FairPoint's principal executive offices and received not less than 90 days, nor more than 120 days prior to the first anniversary of the previous year's annual meeting; provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting is changed by more than 30 days from the anniversary date of the previous year's annual meeting, notice by the stockholder must be received not less than 90 days nor more than 120 days prior to such annual meeting or 10 days following the date on which public announcement of the date of the meeting is first made by FairPoint or notice of such meeting is given; and

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  in the case of a special meeting, a stockholder's notice must be delivered to the secretary at FairPoint's principal executive offices not more than 120 days prior to such special meeting and not less than 90 days prior to such special meeting or 10 calendar days following the date on which a public announcement of the date of the special meeting and of the nominees to be elected at such meeting is first made or notice of such meeting is given.

        Directors will be elected at a stockholders' meeting by a majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.

        Any vacancy on FairPoint's board of directors and newly-created directorships must be filled by a majority of the directors then in office, regardless of whether such directors fulfill quorum requirements, or by a sole remaining director. The newly created directorships should be distributed among the three classes of directors so that, as nearly as possible, each class will consist of one third of FairPoint's directors. Any director elected to fill any vacancy on the board of directors not resulting from an increase in the number of directorship will be of the same class as that of the director whose death, resignation, removal or other event caused the vacancy and will have the same remaining term as that of his predecessor.

        Any director may be removed at any time, but only for cause, by the affirmative vote of the holders of a majority of the combined voting power of then outstanding capital stock of FairPoint entitled to vote generally in the election of directors.

        Notwithstanding the foregoing, if the holders of any one or more classes or series of FairPoint preferred stock have the right to elect directors, the election, term of office, filling of vacancies and other features of such directorships will be established by the board of directors.

        FairPoint's board of directors will have an annual meeting and may hold regular meetings without notice according to a resolution of the board. Special meetings may be called by the chairman, any director or the chief executive officer at such place, date and hour as specified in the notices of such meetings. A majority of the total number of directors will constitute a quorum, and directors present at any meeting at which a quorum is present may act by majority vote.

Stockholders

        FairPoint's by-laws provide that an annual meeting of stockholders for the purpose of electing those directors whose term of office expires at the meeting and of transacting any other business as may properly come before it will be held each year. A stockholder may bring business before an annual meeting of stockholders by giving timely notice in writing to FairPoint's secretary in accordance with the provisions of FairPoint's by-laws.

        Under Delaware law, a special meeting of the stockholders may be called by the board of directors of the corporation or by any other person authorized to do so in the certificate of incorporation or by-laws. FairPoint's certificate of incorporation states that a special meeting of the stockholders may be called only by the chairman of the board of directors, the board of directors, or the board of directors upon a request by the holders of at least 50% in voting power of all outstanding shares of capital stock of FairPoint entitled to vote at such meeting.

        In accordance with Delaware law, FairPoint's by-laws provide that written notice of any stockholders meeting must be given to each stockholder entitled to vote not less than 10 or more than 60 days before the date of the meeting. Under FairPoint's certificate of incorporation, the holders of one-third in voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of the stockholders for the transaction of business. However, for a vote for any director in a contested election, the removal of a director, or the filling of a vacancy on the board of directors by the stockholders of FairPoint, the holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote are required to constitute a quorum.

        As long as any security of FairPoint is registered under Section 12 of the Exchange Act, no stockholder action may be taken without a meeting, and the certificate of incorporation expressly denies the power of stockholders to consent in writing without a meeting.

Amendment of the Certificate of Incorporation

        Under Delaware law, unless a higher vote is required in the certificate of incorporation of a corporation, an amendment to such certificate of incorporation generally may be approved by a majority of the outstanding shares entitled to vote on the proposed amendment. Notwithstanding any provision of a corporation's certificate of incorporation to the contrary, under Delaware law, holders of a class of a corporation's stock are entitled to vote as a class on the approval of any amendment to the corporation's certificate of incorporation which would:

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  increase or decrease the aggregate number of authorized shares of such class (subject to certain exceptions);

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  increase or decrease the par value of the shares of such class; or

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  alter or change the powers, preferences or rights of such class so as to affect them adversely.

        Under FairPoint's certificate of incorporation, the affirmative vote of the holders of at least two-thirds in voting power of all the shares of capital stock of FairPoint entitled to vote generally in the election of directors, voting together as a single class, must be required to alter, amend or repeal the sections of FairPoint's certificate of incorporation related to the board of directors, the by-laws, the exoneration of the directors, the prohibition of stockholder action by written consent, the calling of special meetings of stockholders, the quorum at stockholder meetings and the procedures required to amend FairPoint's certificate of incorporation.

Amendment of the By-laws

        Under the FairPoint certificate of incorporation, the board of directors will be expressly authorized to amend, alter, change or repeal FairPoint's by-laws. The stockholders will also have the ability to adopt, amend, alter, change, add or repeal the by-laws by the affirmative vote of the holders of at least two-thirds in voting power of all the outstanding shares of capital stock of FairPoint entitled to vote.

Regulatory Ownership Provisions

        FairPoint and its operating subsidiaries are subject to regulation by federal and state regulatory commissions. Certain of these regulatory commissions limit the amount of FairPoint's common stock which may be held by an investor or group of related investors without the approval of such commissions. Accordingly, FairPoint's certificate of incorporation provides that so long as FairPoint holds any authorization, license, permit, order, filing or consent from the Federal Communications Commission or any state regulatory commission having jurisdiction over FairPoint, the company may request from a stockholder or a transferee of a stockholder relevant information (including, without limitation, information with respect to citizenship, other ownership interests and affiliations), (i) if the company has reason to believe that the ownership, or proposed ownership, of shares of its capital stock by that stockholder or transferee, may be inconsistent with, or violate, any provision of any applicable communications law, or (ii) if FairPoint needs information in order to make a determination as to whether the ownership, or proposed ownership, of shares of its capital stock by that stockholder or transferee may be inconsistent with, or violate, any provision of any applicable communications laws. Upon FairPoint's request, the stockholder or transferee will be required to furnish promptly to FairPoint the requested information so that FairPoint can reasonably determine whether the ownership of, or the existence or the exercise of any rights with respect to, shares of FairPoint's capital stock by such stockholder or transferee is inconsistent with, or in violation of, any applicable communications law.

        If any stockholder or transferee from whom such information is requested should fail to respond to such a request or FairPoint concludes that the ownership of, or the existence or exercise of any rights of stock ownership with respect to, shares of FairPoint's capital stock by a stockholder or transferee could result in any inconsistency with, or violation of, any applicable communications law, FairPoint may suspend those rights of stock ownership the existence or exercise of which would result in any inconsistency with, or violation of, any applicable communications law. This suspension will remain in effect until the requested information has been received and FairPoint has determined the existence or exercise of such suspended rights is permissible under applicable communications law, and FairPoint may exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any stockholder or transferee, with a view towards obtaining the required information or preventing or curing any situation which would cause an inconsistency with, or violation of, any provision of any applicable communications law.

Listing

        After the merger, shares of FairPoint will continue to trade on the New York Stock Exchange under the symbol "FRP."

Transfer Agent and Registrar

        The transfer agent and registrar for FairPoint's common stock is The Bank of New York.

DESCRIPTION OF SPINCO CAPITAL STOCK

Overview

        The following summary describes the material terms of Spinco's capital stock and provisions of the certificate of incorporation of and the by-laws of Spinco, in each case as currently in effect, but it does not purport to describe all of the terms thereof.

Common Stock

  General Provisions Relating to Spinco's Common Stock

        Authorized Shares.    The Spinco certificate of incorporation authorizes 1,000 shares, par value $.01 per share, all of which are currently outstanding and all of which are held by Verizon.

        Voting Rights.    Each holder of Spinco's common stock is entitled to one vote per share on all matters to be voted on by stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

        Dividends.    The holders of Spinco's common stock are entitled to receive any dividends and other distributions that may be declared by Spinco's board of directors, subject to funds being legally available for that purpose. Dividends are not guaranteed and Spinco's board of directors may decide, in its absolute discretion, not to pay dividends. Dividends on Spinco's common stock are not cumulative. All decisions regarding the declaration and payment of dividends will be at the discretion of Spinco's board of directors. Spinco does not currently intend to pay dividends on its common stock, apart from dividends to be paid in connection with the spin off and the merger.

        Liquidation Rights.    In the event of Spinco's liquidation, dissolution or winding up, holders of Spinco common stock will be entitled to receive proportionately any assets remaining after the payment of Spinco's liabilities.

        Preemptive Rights.    Holders of Spinco's common stock have no preemptive, subscription, redemption or conversion rights in respect of Spinco's common stock.

  Limitation of Liability of Directors; Indemnification of Directors

        Spinco's certificate of incorporation provides that no director will be personally liable to Spinco or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the DGCL and any amendments to that law.

        The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Spinco certificate of incorporation does not eliminate its directors' duty of care. The inclusion of this provision in the Spinco certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against Spinco directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited Spinco and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

        The by-laws of Spinco provide that Spinco is required to indemnify and advance expenses to its authorized representatives (which term includes Spinco's directors) to the fullest extent permitted by law, where it is determined by Spinco that indemnification of the authorized representative is appropriate in the circumstances because the person seeking indemnification has either met the applicable standard of conduct set forth in Spinco's by-laws or has been successful on the merits or otherwise as set forth in Spinco's by-laws. The determination that indemnification is appropriate will be made:

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  by Spinco's board of directors, acting by majority vote of a quorum consisting of directors who were not parties to the action in which indemnification is sought; or

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  if a quorum of directors who were not parties to the action in which indemnification is sought is not obtainable (or, even if obtainable, if a majority of that quorum so directs), by independent legal counsel in a written opinion; or

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  by the stockholders of Spinco.

  Amendment of By-Laws

        To the extent permissible under Delaware law and the certificate of incorporation of Spinco, Spinco's by-laws may be amended, repealed or replaced by its board of directors at any meeting by majority vote of the directors in office, or by majority vote of the stockholders entitled to vote at an annual or special meeting.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS
BEFORE AND AFTER THE SPIN OFF AND MERGER

        Each of FairPoint, Verizon and Spinco is a Delaware corporation and is subject to the DGCL. FairPoint believes that a point-by-point comparison of the rights of its stockholders to the rights of Verizon stockholders is not material, as the rights of FairPoint stockholders are generally similar to those of Verizon stockholders. However, there are certain material provisions contained in FairPoint's certificate of incorporation that are not contained in Verizon's certificate of incorporation. These include, among others, provisions relating to the classification of the FairPoint board of directors and provisions that allow FairPoint to suspend rights associated with ownership of its common stock in certain circumstances for purposes of regulatory compliance. Following the merger, Verizon stockholders will continue to hold shares of Verizon common stock, subject to the same rights as prior to the spin off and merger, except that their Verizon shares will represent an interest in Verizon that no longer reflects the ownership and operation of the Spinco business. In addition, Verizon stockholders will also hold shares of common stock of the combined company following the merger. See "Description of Capital Stock of FairPoint and the Combined Company" for information regarding the rights of stockholders of FairPoint and the combined company. Verizon stockholders will hold Spinco common stock through a third-party distribution agent only momentarily, immediately following the spin off and prior to the merger.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

        The following unaudited pro forma combined condensed balance sheet as of December 31, 2006 and the unaudited pro forma combined condensed statement of income for the year ended December 31, 2006 are based on the historical financial statements of FairPoint and the Northern New England business or Verizon's Maine, New Hampshire & Vermont Operations. The unaudited pro forma combined condensed financial statements give effect to (1) the contribution by Verizon of assets comprising its local exchange business in Maine, New Hampshire and Vermont to Spinco, (2) the spin off of Spinco to Verizon's stockholders and (3) the merger of Spinco with FairPoint accounted for as a reverse acquisition of FairPoint by Spinco, with Spinco considered the accounting acquirer, based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements.

        The unaudited pro forma combined condensed financial statements have been prepared using the purchase method of accounting as if the transaction had been completed as of January 1, 2006 for purposes of the combined condensed statement of income and on December 31, 2006 for purposes of the combined condensed balance sheet.

        The unaudited pro forma combined condensed financial statements present the combination of historical financial statements of FairPoint and the Northern New England business adjusted to give effect to (1) the transfer of certain assets and liabilities from and to Verizon and Spinco immediately prior to the spin off that are not included in the Northern New England business's historical balance sheet as of December 31, 2006, (2) the issuance of $2.3 billion of long-term debt by Spinco and FairPoint as further discussed in Notes (i) and (j) below, (3) the spin off of Spinco to Verizon's stockholders through a tax free stock dividend, payment of a special dividend by Spinco to Verizon in an amount not to exceed Verizon's tax basis in Spinco and the distribution by Spinco of certain of its debt securities to Verizon, as further discussed in Note (i) below and (4) the merger of Spinco with FairPoint (see Note (m) below).

        The unaudited pro forma combined condensed financial statements were prepared using (1) the audited combined financial statements of the Northern New England business as of and for the year ended December 31, 2006 included in this proxy statement/prospectus, and (2) the audited consolidated financial statements of FairPoint included in this proxy statement/prospectus.

        Although FairPoint will issue approximately    •    of its common shares to effect the merger with Spinco, the business combination will be accounted for as a reverse acquisition with Spinco considered the accounting acquirer. As a result, the fair value of FairPoint's common stock issued and outstanding as of the date of the merger will be allocated to the underlying tangible and intangible assets and liabilities of FairPoint based on their respective fair market values, with any excess allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair market value of the tangible and intangible assets and liabilities of FairPoint. Certain assumptions have been made with respect to the fair market value of identifiable intangible assets as more fully described in the accompanying notes to the unaudited pro forma combined condensed financial statements. As of the date of this filing, FairPoint has just commenced the appraisals necessary to arrive at the fair market value of its assets and liabilities to be acquired and the related allocations of purchase price. Once the combined company has completed the appraisals necessary to finalize the required purchase price allocation after the closing of the merger, the final allocation of purchase price will be determined. The final purchase price allocation, based on third-party appraisals, may be different than that reflected in the pro forma purchase price allocation, and this difference may be material.

        FairPoint, with the assistance of Verizon prior to the closing of the merger and during the term of the transition services agreement and Capgemini during the term of the master services agreement, is developing a plan to integrate the operations of FairPoint and Spinco after the merger. Many of the Northern New England business's rural and small urban markets are similar to those operated by

FairPoint in its existing operations located in 18 states. As a result, the management of FairPoint expects to fully integrate FairPoint's business into that of Spinco, and will report FairPoint's operations with those of Spinco. The management of the combined company will continue focusing on the strategy of selling enhanced services to existing customers, including broadband services, and increasing average revenue per line through a combination of new service offerings and bundling of various services. A priority of the combined company will be the generation of sufficient cash flows to fund interest payments on the long-term debt being issued, as further discussed in Notes (i) and (j) below, reduction of that debt; employee benefit plan obligations; capital expenditures necessary to maintain and enhance the network; and payment of dividends pursuant to the policy established by FairPoint's board of directors. Currently, the management of FairPoint believes that the combined company will generate sufficient cash flow from operations to fund all of these payments, as further discussed in "Dividend Policy of FairPoint." See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Combined Company."

        In connection with the plan to integrate the operations of FairPoint and Spinco, FairPoint's management anticipates that certain non-recurring charges, such as certain costs associated with the transition services agreement, systems implementation costs, recruiting, hiring and relocation expenses, branding and signage costs, will be incurred in connection with this integration. Management cannot identify the timing, nature and amount of these charges as of the date of this proxy statement/prospectus. However, these charges could affect the combined results of operations of FairPoint, as the combined company following the merger in the period in which they are recorded. The unaudited pro forma combined condensed financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, nor do they contain any costs associated with the transition services agreement as they are non-recurring in nature. In addition, the unaudited pro forma combined condensed financial statements do not include the realization of any cost savings from operating efficiencies or synergies resulting from the transaction, nor do they include any potential incremental costs due to the separation of the Northern New England business from Verizon or any delay in completing the integration with FairPoint.

        The unaudited pro forma combined condensed financial statements are not intended to represent or be indicative of the combined results of operations or financial condition of the combined company that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the combined company after the merger. The unaudited pro forma combined condensed financial statements should be read in conjunction with the separate historical financial statements and accompanying notes of FairPoint and the Northern New England business that are included in this proxy statement/prospectus.

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES
Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet
As of December 31, 2006
(in millions)

Assets	Verizon's Maine, New Hampshire & Vermont Operations, as reported	Additional Transfers of Assets and Liabilities from/to Verizon		Incurrence of New Debt		Payment of Dividends to Verizon	Spinco, As Adjusted	FairPoint As Reported December 31, 2006	Pro Forma add (deduct) adjustments		Combined
Current assets:
Cash and short term investments	$49	(49)	(a)	900	(i)	(900) (i)	20	4	—		24
		20	(b)
Accounts receivable, net	172	—		—		—	172	28	—		200
Accounts receivable from affiliates	30	—		—		—	30	—	—		30
Prepaid and other	35	—		—		—	35	13	—		48
Deferred income tax	—	12	(g)	—		—	12	34	(20)	(n)	26

Total current assets	286	(17)		900		(900)	269	79	(20)		328

Property, plant, and equipment, net	1,701	—		—		—	1,701	246	—		1,947
Goodwill	—	—		—		—	—	499	(499)	(k)	861
									861	(m)
Investments	—	—		—		—	—	12	(5)	(m)	7
Intangible assets, net	5	(5)	(c)	—		—	—	13	(13)	(k)	170
									170	(m)
Prepaid pension asset	31	8	(d)	—		—	39	—	—		39
Deferred income tax	—	—		—		—	—	24	(24)	(n)	—
Other	29	—		—		—	29	12	(8)	(k)	58
									25	(j)

Total assets	$2,052	(14)		900		(900)	2,038	885	487		3,410

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$82	(2)	(e)	—		—	64	14	—		78
		(16)	(f)	—		—
Accounts payable to affiliates	99	—		—		—	99	—	—		99
Dividend payable	—	—		—		—	—	14	—		14
Current deferred income tax liabilities	7	(7	)(g)	—		—	—	—	—		—
Other current liabilities	53	—		—		—	53	15	—		68
Accrued interest payable	—	—		—		—	—	1	(1	)(j)	—
Current portion of long-term debt	—	—		—		—	—	1	(1	)(j)	—
Current portion of capital lease obligations	2	—		—		—	2	—	—		2
Liabilities of discontinued operations	—	—		—		—	—	1	—		1

Total current liabilities	243	(25)		—		—	218	46	(2)		262

Long-term liabilities:
Long-term debt, net of current portion	—	—		1,700	(i)	—	1,700	607	27	(j)	2,334
Capital lease obligations	12	—		—		—	12	—	—		12
Employee benefit obligations	373	(154)	(d)	—		—	204	—	—		204
		(15)	(e)	—		—
Deferred income taxes	175	70	(g)	—		—	245	—	10	(n)	255
Unamortized investment tax credits	6	—		—		—	6	—	—		6
Other liabilities	31	—		—		—	31	7	—		38

Total long-term liabilities	597	(99)		1,700		—	2,198	614	37		2,849

Stockholders' equity:
Common stock	—	—		—		—	—	—	1	(m)	1
Parent company funding	1,212	180	(h)	(800)	(i)	(592) (i)	—	—	—		—
Additional paid-in capital	—	—				(308) (i)	(308)	531	(531)	(l)	368
									676	(m)
Accumulated other comprehensive loss, net	—	(70)	(d)	—		—	(70) (d)	5	(5)	(l)	(70)
Accumulated deficit	—	—		—		—	—	(311)	311	(l)	—

Total stockholders' equity	1,212	110		(800)		(900)	(378)	225	452		299

Total liabilities and stock- holders' equity	$2,052	(14)		900		(900)	2,038	885	487		3,410

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

FAIRPOINT COMMUNICATIONS, INC.
Unaudited Pro Forma Combined Condensed Statement of Income
For the Year Ended December 31, 2006

	Verizon's Maine, New Hampshire & Vermont Operations, as reported	Adjustments/ Elimination of Affiliate Balances		Spinco, As Adjusted	FairPoint As Reported December 31, 2006	Pro Forma add (deduct) adjustments		Combined
Revenues	1,193	(4	)(o)	1,189	$270	—		1,459

Operating expenses:
Cost of services and sales, excluding depreciation and amortization	540	(4	)(o)	507	156	(3	)(v)	601
		(29	)(p)			(59)	(x)
Selling, general and administrative expense	283	(10	)(p)	273	—	59	(x)	332
Depreciation and amortization	259	—		259	53	15	(s)	327

Total operating expenses	1,082	(43)		1,039	209	12		1,260

Income from operations	111	39		150	61	(12)		199
Other income (expense):
Net gain on sale of investments and other assets	—	—		—	15	—		15
Interest and dividend income	—	—		—	3	—		3
Interest expense	(66)	66	(q)	—	(40)	(159	)(u)	(162)
						(3	)(u)
						40	(u)
Equity in net earnings of investees	—	—		—	11	(10	)(t)	1
Other nonoperating, net	4	—		4	—	—		4

Total other expense	(62)	66		4	(11)	(132)		(139)

Income (loss) from continuing operations before income taxes	49	105		154	50	(144)		60
Income tax (expense) benefit	(17)	(44	)(r)	(61)	(20)	58	(w)	(23)

Net income (loss) from continuing operations	32	61		93	30	(86)		37

Basic weighted average shares outstanding*					34.6			88.4
Diluted weighted average shares outstanding					34.8			88.6
Basic earnings (loss) per common share:
Continuing operations					$0.88			$0.42
Diluted earnings (loss) per common share:
Continuing operations					$0.88			$0.42

*
Spinco currently has 1,000 shares of outstanding stock. Prior to the spin off and the merger, Spinco will effect a stock split to increase the number of outstanding shares of its common stock. All of these shares will then be converted into shares of FairPoint common stock in the merger as discussed elsewhere in the proxy statement/prospectus. No earnings per share calculations have been provided related to Spinco.

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

        Immediately prior to the effective date of the spin off, Verizon will transfer to Spinco certain selected assets, selected liabilities and parent funding as reported related to the wireline operations. The amounts of the transferred assets and liabilities reflected in the pro forma combined condensed balance sheet have been based upon the December 31, 2006 carrying values and are subject to change.

Balance Sheet

(a)
This adjustment reflects the removal of short-term investments of $49 million associated with the cash equivalents held in trust to pay for certain employee benefits.

(b)
This adjustment of $20 million reflects the adjustment of Spinco's pro forma working capital to the target working capital of $51 million, without giving effect to any adjustments which might be required under the distribution agreement. Pursuant to the distribution agreement, if the actual working capital amount transferred to Spinco by Verizon in the spin off is less than the target working capital amount set forth in the distribution agreement, then Verizon will pay to the combined company the difference between the actual working capital amount and the target working capital amount. If the actual working capital transferred to Spinco by Verizon in the spin off exceeds the target working capital amount set forth in the distribution agreement, then the combined company will pay to Verizon the difference between the actual working capital amount and the target working capital amount.

(c)
This adjustment of $5 million reflects the removal of net intangible assets associated with the Northern New England business non-network software. Certain internally developed software intangible assets of Verizon are allocated to the various operating companies in the normal course of business. These assets will not be transferred to Spinco and FairPoint will be replacing these assets with new software.

(d)
This adjustment reflects the elimination of the pension and other postretirement employment benefit, referred to herein as OPEB, liability that will not be transferred to Spinco. The $8 million prepaid pension asset adjustment relates to additional assets transferred to Spinco by Verizon to fully fund the pension obligations of the active employees continuing with Spinco as part of the merger. The $154 adjustment to the employee benefit obligation liability reflects the reduction in the liability related to employees who are not continuing with Spinco. The $70 million adjustment is related to the funded status of the pension and OPEB plans pertaining to active employees who will be transferred to Spinco.

These adjustments are based on a preliminary actuarial evaluation obtained from a third party. The final actuarial evaluation completed at the time of the spin off may be different than that reflected in the pro forma numbers and this difference may be material.

(e)
This adjustment reflects the removal of current accrued severance liability of $2 million, non-current accrued severance liability of $3 million, executive income deferral plan and stock-based compensation liabilities of $2 million and workers' compensation and long-term disability liabilities of $10 million. These liabilities will not be transferred to Spinco.

(f)
This adjustment reflects the removal of accounts payable balance of $16 million associated with VLD, VOL and VSSI operations that will not be contributed to Spinco.

(g)
This adjustment reflects the income tax impact of the adjustments described above.

(h)
To reflect the transfer of assets and liabilities from/to Verizon to give effect to the terms related to the spin off. This adjustment reflects the total adjustment necessary to parent company funding to give effect to adjustments discussed in Notes (a) through (g).

(i)
In connection with the spin off and prior to the merger with FairPoint, it has been assumed that Spinco will borrow $900 million through a new senior secured credit agreement or otherwise and incur $800 million of indebtedness through the issuance to a member of the Verizon Group of unsecured debt securities in a private placement for a total of $1.7 billion. Proceeds from the debt issuance will be used to pay a special dividend to the Verizon Group in an amount not to exceed the Verizon Group's estimate of the tax basis of the assets transferred to Spinco (assumed to be $900 million for purposes of the pro forma financial statements).

(j)
Immediately following the merger, the combined company will repay with available cash on hand all borrowings outstanding under FairPoint's existing current portion of long-term debt of $1 million and long-term debt of $607 million at December 31, 2006 to be replaced with new debt of $634 million. In addition, FairPoint will pay approximately $1 million in accrued interest on its outstanding debt. FairPoint expects to capitalize $25 million of debt issuance costs associated with the issuance of the long-term debt. The following table presents the estimated long-term debt outstanding of the combined company immediately following the merger on a pro forma basis (amounts in millions):

Bank debt of combined company:
Senior secured six year revolving credit facility	$—
Senior secured term loan B—8 year maturity	1,534
Senior secured 12 month delayed draw term loan—8 year maturity	—

Total bank debt	1,534
Spinco securities:	800

Total bank debt and Spinco securities	2,334
Current portion of long-term debt	—

Total long-term debt	$2,334

  The senior secured term loan B consists of $900 million borrowed at Spinco plus $634 million borrowed to refinance existing FairPoint debt and to pay debt issue costs. The $800 million in Spinco securities represents the debt securities transferred to a member of the Verizon Group as discussed in Note (i) above.

  The above table presents the total pro forma long-term debt obligations of the combined company. The final amount of bank debt and Spinco securities that will be issued will be determined prior to the closing of the transaction. To the extent additional Spinco securities are issued by Spinco, the bank debt will be reduced by a corresponding amount.

(k)
This adjustment is to eliminate as of the merger date the recorded values of FairPoint's goodwill of $499 million and customer list of $13 million and to write-off FairPoint's remaining unamortized debt issuance costs of $8 million.

(l)
This adjustment is to eliminate FairPoint's additional paid in capital of $531 million, accumulated other comprehensive income of $5 million and accumulated deficit accounts of $311 million as of the merger date.

(m)
This adjustment represents the estimated purchase price allocation as of December 31, 2006. For purposes of determining the purchase price allocation, the fair market value of all tangible and intangible assets and liabilities of FairPoint were estimated at December 31, 2006. The allocation of purchase price was as follows:

Consideration:
Value of FairPoint shares issued and outstanding at December 31, 2006(1)	$677
Repayment of FairPoint debt	608

Total	1,285

Allocated to:
Current assets (excluding deferred taxes)	45
Deferred income tax assets, net	4
Property, plant and equipment	246
Investments(2)	7
Identifiable intangible assets(3)	170
Other assets	4
Current liabilities acquired	(45)
Other long-term liabilities acquired	(7)

Goodwill(4)	$861

(1)
The value of FairPoint's common stock was calculated on the basis of (1) 35,234,041 shares outstanding as of April 1, 2007 and (2) the closing price of FairPoint common stock on March 30, 2007 of $19.21. The final value of FairPoint shares will be based on the actual number of shares outstanding and the closing price of FairPoint stock as of the merger date.

(2)
The adjustment to investments includes the elimination of FairPoint's investment in Orange County-Poughkeepsie Limited Partnership. This investment was eliminated as a result of a separate but related agreement between FairPoint and Verizon Wireless in which FairPoint agreed to sell its investment to Verizon Wireless for $55 million. It also includes the write-up of various other investments to their fair market value as of the merger date.

(3)
The identifiable intangibles consisted of (1) value assigned to the FairPoint customer relationships as of December 31, 2006 of $165 million and (2) value assigned to the FairPoint franchise rights as of December 31, 2006 of $5 million. For purposes of preparing the unaudited pro forma combined condensed statement of income, FairPoint expects to amortize the fair value of the customer relationships on a straight-line basis over its average estimated life of 10 1/2 years. The franchise rights have been classified as indefinite-lived intangible assets and are not subject to amortization because FairPoint expects both the renewal by the granting authorities and the cash flows generated from the franchise rights to continue indefinitely.

(4)
Goodwill of $861 million represents the excess of the purchase price of the acquired business over the fair value of the underlying identifiable net tangible and intangible assets at December 31, 2006. The preliminary allocation of value to the intangible assets was based on assumptions as to the fair value of customers and franchise rights. These values were determined by use of a market approach, which seeks to measure the value of assets as compared to similar transactions in the marketplace. A third-party valuation firm will be retained to determine current market values for the customer relationships (computed on a per customer basis) and franchise rights licenses from publicly available data for similar transactions in the wireline industry. These valuations are preliminary and do not necessarily represent the ultimate fair value of such assets that will be determined by an independent valuation firm subsequent to the consummation of the merger.

(n)
This adjustment is to record the incremental deferred taxes required under SFAS No. 109, "Accounting for Income Taxes," for the difference between the revised book basis, i.e., fair value,

  of FairPoint's assets other than goodwill and liabilities recorded under purchase accounting and the carryover tax basis of those assets and liabilities. Because certain of the identifiable intangible assets recognized in the purchase price allocation had no tax basis at the time of the transaction, a deferred tax liability has been recognized for the difference in book and tax basis of the identifiable intangible assets. The pro forma adjustment to deferred income taxes was based on Spinco's statutory tax rate of 40.4% percent. For presentation purposes current deferred tax liabilities have been netted against current deferred tax assets, resulting in a net current deferred tax asset.

Statement of Income

(o)
This adjustment reflects revenues and related expenses associated with VoIP and wireless directory assistance services which will not be transferred to Spinco. In 2006, the Northern New England business recorded approximately $4 million in revenue and $4 million in expenses associated with VoIP and wireless directory assistance services.

(p)
This adjustment reflects the reduction in pension and OPEB expense of $39 million for the Northern New England business, determined using an actuarial study of employees to eliminate the Pension and OPEB expense that will not be transferred to Spinco.

(q)
This adjustment reflects the removal of allocated interest expense of $66 million recorded by the Northern New England business in 2006 associated with affiliate notes payables and long-term debts held by the Companies.

(r)
This adjustment reflects income tax impact on adjustments described above.

(s)
This adjustment reflects the amortization of the finite-lived identifiable intangible assets recorded in this transaction as previously described in Note (m)(3) above. For purposes of determining the amount of the adjustment, the estimated life of FairPoint's customer relationships was assumed to be 10 1/2 years and amortization expense is $16 million. In conjunction with this adjustment, $1 million of amortization expense is eliminated as it was associated with pre-merger intangible assets.

(t)
The adjustment to investments includes the elimination of FairPoint's investment in Orange County-Poughkeepsie Limited Partnership. This investment was eliminated as a result of a separate but related agreement between FairPoint and Verizon Wireless in which FairPoint agreed to sell its investment to Verizon Wireless for $55 million.

(u)
This adjustment is to record (1) the estimated annual interest expense recognized on newly issued debt of the combined company as calculated below, (2) the amortization of debt issuance costs capitalized associated with the newly issued debt as computed below, and (3) elimination of interest expense and amortization of debt issuance costs related to pre-existing debt that was allocated to Spinco and debt of FairPoint that will be repaid upon consummation of the merger as discussed in Note (d) above.

  Calculation of estimated annual interest expense for newly issued debt of the combined company is as follows:

Senior secured six year revolving credit facility	$1
Senior secured term loan B—8 year maturity	97
Senior secured 12 month delayed draw term loan—8 year maturity	1
Spinco securities	60

Total interest expense	$159

  The weighted average interest rate for the newly issued debt was estimated to be 6.75 percent. A change in the weighted average interest rate of one-eighth of one percent would change annual interest expense by $1 million.

  The combined company will incur debt issuance costs associated with the new debt. Debt issuance costs are amortized over the life of the related debt. The annual amortization expense for the first year is expected to be $3 million.

        A summary of the effects of the adjustments on interest expense are as follows:

Estimated annual interest expense related to newly issued debt of the combined company (per above)	$159
Amortization of estimated capitalized debt issuance costs associated with the newly issued debt (per above)	3
Elimination of interest expense and amortization of debt issuance costs related to repayment of borrowings outstanding under FairPoint's existing credit agreement	(40)

Net increase in interest expense	$122

(v)
This adjustment is to eliminate spin off-related costs of $3 million incurred by FairPoint during 2006 which are directly related to the transaction. Following the spin off and merger, FairPoint will not incur these charges, and accordingly, these expenses have been eliminated in the pro forma combined condensed statement of income.

(w)
This adjustment reflects income tax impact on adjustments described above.

(x)
This adjustment is to reclassify selling, general and administrative expense of FairPoint to present operating expenses on a consistent basis with the reporting of Verizon's Maine, New Hampshire and Vermont Operations.

(y)
The adjustment to both the weighted average shares outstanding and the diluted weighted average shares outstanding is to reflect the additional FairPoint common shares of 53.8 million issued to effect the merger with Spinco.

(z)
The following pro forma contractual obligations table represents a summary of future repayments of long-term debt obligations and related interest expense resulting from the issuance of long-term debt discussed in Notes (i) and (j) as of December 31, 2006. Spinco's management is currently in the process of evaluating the capital and operating leases of both Spinco and FairPoint and negotiating certain contracts necessary to the operations of the combined entity. As a result, capital and operating leases and purchase obligations have been excluded from the following pro forma contractual obligations table. In addition, because Spinco cannot currently estimate the timing of recognition of the pro forma long-term liabilities, primarily consisting of deferred income taxes, due to net operating loss carryforwards generated by FairPoint that may be utilized by the combined entity, such other long-term liabilities are also excluded from the following pro forma contractual obligations table:

	Payments Due by Period (in millions)
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Long-term debt, including current maturities	$—	$15	$31	$2,288	$2,334
Interest payments on long-term debt obligations(a)	159	321	322	642	1,444

Total projected long-term debt and interest payments	$159	$336	$353	$2,930	$3,778

  (a)
  Excludes amortization of estimated capitalized debt issuance costs.

THE FAIRPOINT ANNUAL MEETING

Date, Time and Place

        These proxy materials are delivered in connection with the solicitation by FairPoint's board of directors of proxies to be voted at the FairPoint annual meeting, which is to be held on    •    , June    •    , 2007 at the Westin Hotel, 601 S. College Street, Charlotte, NC 28202, at     •    , local time. On or about    •    , 2007, FairPoint commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the meeting.

Matters for Consideration

        At the annual meeting, FairPoint stockholders will be asked to vote on the following proposals:

        1.    To (i) adopt the Agreement and Plan of Merger, dated as of January 15, 2007, as such may be amended from time to time, by and among Verizon, Spinco and FairPoint, pursuant to which Spinco will merge with and into FairPoint, after which FairPoint will survive as a stand-alone company and will hold and conduct the combined business operations of FairPoint and Spinco and (ii) to approve the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement. The merger agreement requires FairPoint to issue to Verizon stockholders an aggregate number of shares of its common stock equal to (a) the aggregate number of shares of FairPoint common stock issued and outstanding, on a fully diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement), as of the effective time of the merger, multiplied by (b) 1.5266, which FairPoint estimates to be approximately    •    . Because it is not possible to accurately state the number of shares of FairPoint common stock that will be outstanding as of the effective time of the merger, the number of shares set forth above is based on    •    shares of FairPoint common stock outstanding as of    •    , 2007, plus    •    shares of common stock that remain available for issuance under the FairPoint Communications, Inc. 2005 Stock Incentive Plan (which represents all of the shares that may be issued under any FairPoint equity incentive plan). Other than grants of equity incentive awards in the ordinary course of business, FairPoint has no plans to issue any shares of common stock prior to the effective time of the merger.

APPROVAL OF THE PROPOSAL SET FORTH IN ITEM ONE IS REQUIRED FOR COMPLETION OF THE MERGER.

        2.    To elect one (1) director who will serve as a Class II director until the 2010 annual meeting of stockholders, or until his successor is duly elected and qualified or until his earlier removal, resignation or death.

        3.    To ratify the appointment of KPMG LLP as FairPoint's independent registered public accounting firm for the fiscal year ending December 31, 2007 or until their earlier removal or termination.

        4.    To adjourn the annual meeting, if necessary, to solicit additional proxies for the adoption of the merger agreement and approval of the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement.

        5.    To transact any and all other business that may properly come before the annual meeting or any adjourned session of the annual meeting.

        Prior to January 16, 2007, FairPoint's board of directors consisted of seven directors. Effective as of January 16, 2007, Frank K. Bynum, Jr. and Kent R. Weldon resigned from FairPoint's board of directors, resulting in two vacancies on the board of directors. Pursuant to the terms of the merger agreement, immediately prior to the effective time of the merger, the board of directors of FairPoint

(which will become the board of directors of the combined company after the merger) will consist of nine directors, up to six of whom will be initially designated by Verizon and the remainder of whom will be initially designated by FairPoint. If FairPoint stockholders vote in favor of Proposal 1 above at the annual meeting, following the annual meeting, FairPoint's board of directors will appoint     •    and    •    , each of whom has been designated by Verizon, to fill vacancies on the board of directors. In addition, immediately prior to the effective time of the merger, certain members of FairPoint's then existing board of directors (other than Eugene B. Johnson, the current chairman of the board of directors, and the two Verizon designees) will resign and Verizon will designate up to four additional nominees for election to the board of directors so that FairPoint's board of directors at the effective time of the merger will consist of up to six directors initially designated by Verizon and the remainder initially designated by FairPoint. The nine directors will be distributed evenly among the three classes of directors. It is currently anticipated that FairPoint will designate Eugene B. Johnson, its current Chairman of the board of directors and Chief Executive Officer, as one of its designees to the board of directors of the combined company and that he will continue to serve as the Chairman of the board of directors of the combined company.

        THE FAIRPOINT COMMUNICATIONS, INC. BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT FAIRPOINT STOCKHOLDERS VOTE FOR THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND APPROVE THE ISSUANCE OF FAIRPOINT COMMON STOCK TO VERIZON STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT, WHICH IS NECESSARY TO EFFECT THE MERGER, AS WELL AS FOR THE BOARD'S NOMINEE FOR DIRECTOR AND FOR THE RATIFICATION OF FAIRPOINT'S INDEPENDENT AUDITORS AND, IF NECESSARY, FOR THE ADJOURNMENT OF THE ANNUAL MEETING TO SOLICIT ADDITIONAL PROXIES FOR THE MERGER PROPOSALS.

Annual Meeting Record Date; Voting Information

        FairPoint's board of directors has fixed the close of business on    •    , 2007 as the record date for determining the holders of FairPoint common stock entitled to notice of, and to vote at, the annual meeting. Only holders of record of FairPoint common stock at the close of business on the record date will be entitled to notice of, and to vote at, the annual meeting or any adjournments or postponements thereof.

        As of the record date, approximately    •    shares of FairPoint common stock were issued and outstanding and entitled to vote at the annual meeting and there were    •    holders of record of FairPoint common stock. FairPoint's by-laws provide that each share of FairPoint common stock shall entitle the holder to one vote on each matter to be considered at the annual meeting. A complete list of stockholders entitled to vote at the meeting will be open to the examination of stockholders for a period of ten days prior to the meeting, during ordinary business hours, at the offices of FairPoint, 521 East Morehead Street, Suite 250, Charlotte, North Carolina 28202, and also on the meeting date.

        Record holders of FairPoint common stock on the record date may vote their shares of FairPoint common stock and FairPoint in person at the annual meeting or by proxy as described below under "—Voting by Proxy."

Quorum

        FairPoint will hold the annual meeting if stockholders representing the required quorum of shares of common stock entitled to vote either sign and return their proxy cards or attend the meeting. One third of the shares of common stock entitled to vote at the meeting present in person or by proxy will constitute a quorum. If a FairPoint stockholder signs and returns its proxy card, its shares will be counted to determine whether FairPoint has a quorum even if the stockholder abstains or fails to vote as indicated on the proxy card.

        If a FairPoint stockholder abstains or withholds votes, its abstention or withheld vote will not be counted as votes cast and will have no effect on the result of the vote.

Required Vote

        The affirmative vote of a majority of the voting power of the outstanding shares of FairPoint common stock entitled to vote on the proposal, voting together as a single class, is required to adopt the merger agreement and to approve the issuance of FairPoint common stock to Verizon stockholders pursuant to the merger agreement. Because the required vote of FairPoint stockholders for these matters is based upon the number of outstanding shares of FairPoint common stock entitled to vote, rather than upon the number of shares actually voted, the failure by the holder of any such shares to submit a proxy or vote in person at the annual meeting, including abstentions and broker non-votes, will have the same effect as a vote against the merger proposal. No vote of Verizon stockholders is required or being sought in connection with the spin off transaction or the merger. The election of the nominee for director requires a plurality of the votes cast at the annual meeting and the ratification of the appointment of KPMG LLP as FairPoint's independent registered public accounting firm requires a majority of the votes cast at the annual meeting on such matter.

        The director shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. The accompanying proxy card provides space for a stockholder to withhold authority to vote for the nominee to FairPoint's board of directors. Neither shares as to which the authority to vote on the election of directors have been withheld nor broker/nominee non-votes will be counted as affirmative votes to elect the director nominee to the board of directors. However, since the director nominee need only receive the vote of a plurality of the votes represented and entitled to vote at the meeting, a vote withheld from the nominee and broker/nominee non-votes will not affect the election of the nominee.

        Except as applicable law may otherwise provide, if a quorum is present, the approval of any other matter that may properly come before the meeting, including the ratification of FairPoint's independent auditor, will require the affirmative vote of a majority of the votes represented and entitled to vote on the matter at the meeting. Shares of FairPoint's common stock that are voted to abstain from any other business coming before the meeting will be counted and will have the effect of a negative vote. Broker/nominee non-votes will not be counted as votes for or against any such other matter and thus will have no effect.

        The Bank of New York, the transfer agent and registrar for FairPoint's common stock as of the Record Date, has been appointed by the board of directors to ascertain the number of shares represented, receive proxies and ballots, tabulate the vote and serve as inspector of election at the meeting.

Voting by Proxy

        Giving a proxy means that a FairPoint stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the annual meeting of FairPoint stockholders in the manner it directs. A FairPoint stockholder may cause its shares to be voted by granting a proxy or by voting in person at the meeting. Follow the instructions on the enclosed proxy card to vote on the matters to be considered at the annual meeting.

        Stockholders may vote their shares by Internet, telephone or mail without attending the special meeting. To vote by mail, mark, sign and date the proxy card and return it to FairPoint in the postage-paid envelope provided. To vote by Internet or telephone 24 hours a day, seven days a week, follow the instructions on the proxy card. Internet and telephone voting provide the same authority to vote shares as if the stockholder returned its proxy card by mail. In addition, Internet and telephone voting will reduce FairPoint's proxy-related postage expenses.

        The individuals named and designated as proxies in the proxy card will vote the shares as instructed by the stockholder. If the stockholder does not mark a selection, its proxy will be voted as recommended by the board of directors except with respect to the merger proposal, in which case the proxy will count as a vote against the merger proposal.

        A stockholder has the following choices in completing its proxy:

  •
  It may vote on each proposal, in which case its shares will be voted in accordance with its choices.

  •
  In voting on directors, it can either vote FOR the director or withhold its vote for such director.

  •
  It may abstain on the proposal to ratify the appointment of KPMG LLP as FairPoint's independent registered public accounting firm, in which case no vote will be recorded.

  •
  It may return a signed proxy card without indicating its vote on any matter, in which case the designated proxies will vote to elect the nominee as a director and ratify the appointment of KPMG LLP as FairPoint's independent registered public accounting firm.

        FairPoint requests that FairPoint stockholders complete and sign the accompanying proxy and return it to FairPoint in the enclosed postage-paid envelope or submit the proxy by telephone or the Internet as soon as possible. When the accompanying proxy is returned properly executed, or the proxy is properly submitted via telephone or the Internet, the shares of FairPoint stock represented by the proxy will be voted at the FairPoint annual meeting in accordance with the instructions contained on the proxy card.

        If any proxy is returned without indication as to how to vote, the FairPoint stock represented by the proxy will be voted in favor of all matters for consideration at the FairPoint annual meeting described in this proxy statement/prospectus. Unless a FairPoint stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the FairPoint annual meeting.

        If a FairPoint stockholder's shares are held in "street name" by a broker or other nominee, that party will give the stockholder instructions for voting its shares.

        EVERY FAIRPOINT STOCKHOLDER'S VOTE IS IMPORTANT. ACCORDINGLY, EACH FAIRPOINT STOCKHOLDER SHOULD SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, OR SUBMIT A PROXY VIA THE INTERNET OR BY TELEPHONE, WHETHER OR NOT IT PLANS TO ATTEND THE FAIRPOINT ANNUAL MEETING IN PERSON.

Revocability of Proxies and Changes to a FairPoint Stockholder's Vote

        FairPoint stockholders of record may revoke their proxies at any time prior to the time their shares are voted at the annual meeting. A stockholder can change its vote either by giving FairPoint a written notice revoking the stockholder's proxy card or by signing, dating, and returning to FairPoint a new proxy card or by attending the annual meeting and voting its shares in person. A stockholder who submitted its proxy via telephone or the Internet wishing to change its vote may vote again by telephone or Internet. FairPoint will honor the proxy card with the latest date.

        Proxy revocation notices or new proxy cards should be sent to FairPoint Communications, Inc. c/o The Bank of New York, P.O. Box 11152, New York, New York 10203-0152.

        A stockholder's attendance at the annual meeting will not revoke its proxy. If the stockholder instructed a broker to vote its shares and the stockholder wishes to change its instructions, the stockholder must follow the broker's directions for changing those instructions. If an adjournment occurs and no new record date is set, it will have no effect on the ability of FairPoint stockholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies.

Solicitation of Proxies

        This solicitation is made on behalf of the FairPoint board of directors. FairPoint has retained Morrow & Co., Inc., to assist in the solicitation of proxies. Morrow & Co., Inc. may solicit proxies by telephone, facsimile, other forms of electronic transmission and by mail. It is anticipated that the fee for those services will not exceed $9,500 plus reimbursement for customary out-of-pocket expenses. FairPoint will pay the costs of soliciting and obtaining the proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. In addition, proxies may be solicited, without extra compensation, by FairPoint's officers and employees in person or by telephone, facsimile, electronic transmission and by mail.

        In addition, FairPoint will request that brokerage houses, banks and other custodians or nominees holding shares in their names for others forward proxy materials to their customers or principals who are the beneficial owners of shares and FairPoint will reimburse them for their expenses in doing so.

Other Matters

        As of the date of this proxy statement/prospectus, FairPoint's board of directors knows of no other matters that will be presented for consideration at the annual meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the annual meeting of FairPoint stockholders, or any adjournments of the annual meeting are proposed (other than any adjournments contemplated by Proposal 4), and are properly voted upon, the enclosed proxies will give the individuals that FairPoint stockholders name as proxies discretionary authority, to vote the shares represented by these proxies as to any of these matters; provided, however, that those individuals will only exercise this discretionary authority with respect to matters that were unknown a reasonable time before the solicitation of proxies.

Stockholder Proposals for the 2008 Annual Meeting

        Stockholders may submit proposals on matters appropriate for stockholder action at FairPoint's annual meeting of stockholders, consistent with rules adopted by the Securities and Exchange Commission. FairPoint must receive such proposals no later than    •    , 2008 to be considered for inclusion in the proxy statement and form of proxy card relating to the Annual Meeting of Stockholders in 2008. In addition, FairPoint's by-laws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in its proxy statement, to be brought before an annual meeting of stockholders. In general, notice must be received by FairPoint's corporate secretary at FairPoint's principal executive office not less than 60 days or more than 90 days prior to the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of that meeting unless less than 70 days notice or prior public disclosure of the date scheduled for the meeting is given or made, in which event notice by the stockholder to be timely must be delivered or received not later than the close of business on the tenth day following the earlier of (i) the day on which such notice of the date of the scheduled annual meeting was mailed or (ii) the day on which such public disclosure was made. FairPoint's by-laws require that the proposal must set forth a brief description of the proposal, the name and address of the proposing stockholder as they appear on FairPoint's books, the number of shares of FairPoint's common stock the stockholder holds and any material interest the stockholder has in the proposal.

2006 Annual Report on Form 10-K

        A copy of FairPoint's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission, was included as part of the annual report mailed to FairPoint's stockholders on or about    •    , 2007. This Annual Report on Form 10-K may also be accessed on FairPoint's website at www.fairpoint.com.

Certain Information

        The material referred to in this proxy statement/prospectus under the captions "Performance Graph," "Compensation Committee Report on Executive Compensation" and "Audit Committee Report" and information included in FairPoint's website at www.fairpoint.com shall not be deemed soliciting material or otherwise deemed filed and shall not be deemed to be incorporated by any general statement of incorporation by reference in any filings made under the Securities Act or the Exchange Act.

PROPOSAL 1.

ADOPTION OF THE MERGER AGREEMENT AND
ISSUANCE OF FAIRPOINT COMMON STOCK TO VERIZON STOCKHOLDERS PURSUANT
TO THE MERGER AGREEMENT

(Item 1 on Proxy Card)

Adoption of the Merger Agreement

        As discussed elsewhere in this proxy statement/prospectus, holders of FairPoint common stock are considering adoption of the merger agreement. FairPoint stockholders should read carefully this joint proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the merger agreement, the merger and the transactions contemplated thereby. See "The Transactions." In particular, holders of FairPoint common stock are directed to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

Issuance of FairPoint Common Stock

        Under Rule 312.03 of the New York Stock Exchange, a company listed on the New York Stock Exchange is required to obtain stockholder approval before the issuance of common stock, or securities convertible into or exercisable for common stock, if the common stock issued in a transaction exceeds 20% of the shares of common stock of the corporation outstanding immediately before the effectiveness of the transaction. The merger agreement requires FairPoint to issue to Verizon stockholders an aggregate number of shares of its common stock equal to (a) the aggregate number of shares of FairPoint common stock issued and outstanding, on a fully diluted basis (excluding treasury stock, certain specified options, restricted stock units, restricted units and certain restricted shares outstanding as of the date of the merger agreement), as of the effective time of the merger, multiplied by (b) 1.5266, which FairPoint estimates to be approximately    •    . Because it is not possible to accurately state the number of shares of FairPoint common stock that will be outstanding as of the effective time of the merger, the number of shares set forth above is based on    •    shares of FairPoint common stock outstanding as of    •    , 2007, plus    •    shares of common stock that remain available for issuance under the FairPoint Communications, Inc. 2005 Stock Incentive Plan (which represents all of the shares that may be issued under any FairPoint equity incentive plan). Other than grants of equity incentive awards in the ordinary course of business, FairPoint has no plans to issue any shares of common stock prior to the effective time of the merger. The aggregate number of shares of FairPoint common stock to be issued to Verizon stockholders pursuant to the merger agreement will exceed 20% of the shares of FairPoint's common stock outstanding on the record date for the annual meeting, and for this reason FairPoint must obtain the approval of its stockholders for the issuance of these securities to Verizon stockholders pursuant to the merger agreement.

        FairPoint is asking its stockholders to approve the issuance of common stock to Verizon stockholders pursuant to the merger agreement. This issuance is necessary to effect the merger.

FAIRPOINT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT AND
THE ISSUANCE OF FAIRPOINT COMMON STOCK TO VERIZON STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT.

PROPOSAL 2.

ELECTION OF DIRECTORS
(Item 2 on Proxy Card)

        FairPoint's by-laws provide that its board of directors shall at all times consist of between five and eleven directors. There are currently five members of FairPoint's board of directors.

        Prior to January 16, 2007, FairPoint's board of directors consisted of seven directors. Effective as of January 16, 2007, Frank K. Bynum, Jr. and Kent R. Weldon resigned from FairPoint's board of directors, resulting in two vacancies on the board of directors. Pursuant to the terms of the merger agreement, immediately prior to the effective time of the merger, the board of directors of FairPoint (which will become the board of directors of the combined company after the merger) will consist of nine directors, up to six of whom will be initially designated by Verizon and the remainder of whom will be initially designated by FairPoint. If FairPoint stockholders vote in favor of Proposal 1 above at the annual meeting, following the annual meeting, FairPoint's board of directors will appoint    •    and    •    , each of whom has been designated by Verizon, to fill vacancies on the board of directors. In addition, immediately prior to the effective time of the merger, certain members of FairPoint's then existing board of directors (other than Eugene B. Johnson, the current Chairman of the board of directors, and the two Verizon designees) will resign and Verizon will designate up to four additional nominees for election to the board of directors so that FairPoint's board of directors at the effective time of the merger will consist of up to six directors initially designated by Verizon and the remainder initially designated by FairPoint. The nine directors will be distributed evenly among the three classes of directors. It is currently anticipated that FairPoint will designate Eugene B. Johnson, its current Chairman of the board of directors and Chief Executive Officer, as one of its designees to the board of directors of the combined company and that he will continue to serve as the Chairman of the board of directors of the combined company.

        It is intended that the persons named in the accompanying proxy will vote to elect the nominee listed below unless authority to vote is withheld. The nominee will serve until the annual meeting of stockholders at which his term expires or until an earlier resignation or retirement or until a successor is elected and qualifies to serve.

        FairPoint expects that the nominee will be available for election. However, if a vacancy in the slate of nominees is caused by death or other unexpected occurrence, it is intended that shares represented by the accompanying proxy will be voted for the election of a substitute nominee selected by the persons named in the proxy.

Nominee for Election as Director

        David L. Hauser has been nominated by FairPoint's board of directors to stand for re-election at the annual meeting for a three-year term expiring in 2010. The table below sets forth the name, age as of    •    , 2007, and existing position with FairPoint held by the nominee:

Name	Age	Office or Position Held
David L. Hauser	55	Director, member of the audit committee of FairPoint's board of directors and chair of the compensation committee of FairPoint's board of directors

        Set forth below is selected biographical information for the nominee.

        David L. Hauser—Mr. Hauser, age 55, was appointed as a director of FairPoint in February 2005. He is currently the Chief Financial Officer and Group Vice President of Duke Energy Corporation, where he has been employed for 30 years. Mr. Hauser is a certified public accountant and a certified purchasing manager. Mr. Hauser is on the board of directors of Charlotte's Blumenthal Center for the Performing Arts and is the chair of the UNCC Business School Advisory Board. He is a member of the North Carolina Association of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Hauser is on the board of directors of Enpro Industries and serves on the audit and compensation committees.

Director Independence

        FairPoint's board of directors considered transactions and relationships between the nominee, each continuing director or any member of his or her immediate family and FairPoint and its subsidiaries and affiliates. FairPoint's board of directors has determined that upon the election of the nominee, all of FairPoint's directors, other than Eugene B. Johnson, will be independent under the criteria for independence set forth in the listing standards of the New York Stock Exchange, and accordingly will be independent directors with no relationship to FairPoint other than being a director or stockholder of FairPoint.

Vote Required

        Directors will be elected by a plurality of the votes cast so long as a quorum is present at the annual meeting. Unless otherwise indicated on the proxy, properly executed proxies will be voted to elect the nominee for director.

FAIRPOINT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE "FOR" THE ELECTION OF THE NOMINEE FOR DIRECTOR
DESCRIBED IN THIS PROPOSAL 2.

PROPOSAL 3.

RATIFICATION OF APPOINTMENT OF KPMG LLP AS FAIRPOINT'S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR 2007
(Item 3 on Proxy Card)

        KPMG LLP was FairPoint's independent registered public accounting firm for the year ended December 31, 2006 and has reported on FairPoint's consolidated financial statements included in the annual report which accompanies this proxy statement/prospectus. The audit committee has appointed KPMG LLP as independent registered public accounting firm for fiscal 2007. KPMG LLP has served in this capacity for several years, is knowledgeable about FairPoint's operations and accounting practices, and is well qualified to act as FairPoint's independent registered public accounting firm. FairPoint is not required to have stockholders ratify the selection of KPMG LLP as its independent registered public accounting firm. FairPoint nevertheless is doing so because it believes it is a matter of good corporate practice. If the stockholders do not ratify the selection, the audit committee will reconsider whether or not to retain KPMG LLP.

        The following table shows the aggregate fees KPMG LLP has billed or is expected to bill to FairPoint for services rendered for fiscal years ending December 31, 2006 and 2005.

Type of Fees	Fiscal Year 2005	Fiscal Year 2006
Audit Fees(1)	$904,000	$1,175,000
Audit-Related Fees(2)	30,000	12,000
Tax Fees(3)	394,000	237,000

(1)
Audit fees include amounts billed to FairPoint related to annual financial statement audit work and quarterly financial statement reviews. In 2005, this category includes services associated with FairPoint's initial public offering, including the related registration statements.
(2)
Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of FairPoint's financial statements. This category includes services associated with research and consultation related to FairPoint's implementation of the Sarbanes-Oxley Act and the annual benefit plan audit.
(3)
Tax Fees consist of fees for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance, return preparation and tax audits.

        The audit committee of FairPoint's board of directors implements the pre-approval policy as further described in the audit committee charter, a copy of which is available on under the Investor Relations link of FairPoint's website at www.fairpoint.com, or upon written request sent to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations. As of the completion of FairPoint's initial public offering in February 2005, the audit committee became responsible for pre-approving every engagement of KPMG LLP to perform audit or non-audit services on behalf of FairPoint or any of its subsidiaries. All audit, audit-related fees, tax fees and all other fees described above in 2006 and 2005 were approved by the audit committee before services were rendered. Prior to FairPoint's initial public offering, the audit committee was not required to pre-approve audit or non-audit services.

FAIRPOINT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE "FOR" THE RATIFICATION OF APPOINTMENT OF KPMG LLP
AS FAIRPOINT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2007.

PROPOSAL 4.

ADJOURNMENT FOR THE PURPOSE OF OBTAINING
ADDITIONAL VOTES FOR THE MERGER PROPOSAL
(Item 4 on Proxy Card)

        At the annual meeting, FairPoint may ask stockholders to vote upon an adjournment of the annual meeting, if necessary, to solicit additional proxies for the approval of the merger proposal.

FAIRPOINT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ANY
ADJOURNMENT OF THE ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL
PROXIES FOR THE APPROVAL OF THE PROPOSAL RELATED TO THE MERGER.

GOVERNANCE OF FAIRPOINT, BOARD OF DIRECTORS AND COMMITTEES OF
THE BOARD OF DIRECTORS

Board of Directors and Committees of the Board of Directors

        As of December 31, 2006, FairPoint's board of directors consisted of seven directors. Three of FairPoint's directors, Eugene B. Johnson, Frank K. Bynum, Jr. and Kent R. Weldon, served on its board of directors prior to FairPoint's initial public offering in February 2005. Three of FairPoint's directors, Patricia Garrison-Corbin, David L. Hauser and Claude C. Lilly, were appointed as directors in connection with its initial public offering. Robert S. Lilien was appointed as a director by FairPoint's board of directors in December of 2005 to fill the vacancy which existed on FairPoint's board of directors since its initial public offering. FairPoint's directors are divided into three classes having staggered three-year terms, so that the term of one class expires at each annual meeting of stockholders. As of December 31, 2006, the classes were comprised as follows:

  •
  Class I directors. Eugene B. Johnson and Patricia Garrison-Corbin are Class I directors whose terms will expire at the annual meeting of stockholders held in 2009;

  •
  Class II directors. Frank K. Bynum, Jr. and David L. Hauser are Class II directors whose terms will expire at the annual meeting of stockholders held in 2007; and

  •
  Class III directors. Kent R. Weldon, Claude C. Lilly and Robert S. Lilien are Class III directors whose terms will expire at the annual meeting of stockholders held in 2008.

        Frank K. Bynum, Jr. and Kent R. Weldon resigned from FairPoint's board of directors and all committees thereof effective as of January 16, 2007.

        Claude C. Lilly currently serves as FairPoint's lead director.

Directors

        The following sets forth selected biographical information for FairPoint's directors.

        Eugene B. Johnson—Mr. Johnson, age 59, has served as FairPoint's Chairman since January 1, 2003 and as FairPoint's Chief Executive Officer since January 1, 2002. Prior to his current responsibilities, Mr. Johnson was FairPoint's Chief Development Officer from May 1993 to December 2002 and Vice Chairman from August 1998 to December 2002. Mr. Johnson is a founder and has been a director of FairPoint since 1991. From 1997 to 2002, Mr. Johnson served as a director of the Organization for the Promotion and Advancement of Small Telecommunications Companies, the primary industry organization for small independent telephone companies. From 1987 to 1993, Mr. Johnson served as President and principal stockholder of JC&A, Inc., an investment banking and brokerage firm providing services to the cable television, telephone and related industries. From 1985 to 1987, Mr. Johnson served as a director of the mergers and acquisitions department of Cable Investments, Inc., an investment banking firm. Mr. Johnson is also on the Board of Trustees of the University of North Carolina at Charlotte and is on the Board of Directors of the Foundation of the University of North Carolina at Charlotte, Inc.

        Patricia Garrison-Corbin—Ms. Corbin, age 59, has served as a Director of FairPoint since February 2005. Ms. Corbin has served as President of P.G. Corbin & Company, Inc., Financial Advisory Services, Municipal Finance, since 1986. Ms. Corbin has also served as President and Chief Information Officer of P.G. Corbin Asset Management, Inc., Fixed Income Investment Management, since 1987. Ms. Corbin has served as Chairman of the Board of Directors and Chief Executive Officer of Delancey Capital Group, LP, Equity Management, since 1996, and Chairman of the Board of Directors of P.G. Corbin Group, Inc., Investment and Financial Advisory Services since 1996. Ms. Corbin has also served as a director for the Erie Insurance Company since 1999.

        Frank K. Bynum, Jr.—Mr. Bynum, age 44, served as a director of FairPoint from July 1997 to January 16, 2007. He is also a Managing Director of Kelso & Company. Mr. Bynum joined Kelso & Company in 1987 and has held positions of increasing responsibility at Kelso & Company prior to becoming a Managing Director. Mr. Bynum is a director of CDT Holdings PLC, Custom Buildings Products, Inc., Endurance Business Media, Inc. and eMarkets, Inc. He is also a Trustee of Prep for Prep and a member of the Board of Trustees of the College Foundation of the University of Virginia. Mr. Bynum was designated to the Board of Directors by Kelso & Company pursuant to Kelso & Company's designation rights under FairPoint's stockholders agreement which was terminated in connection with FairPoint's initial public offering.

        David L. Hauser—Mr. Hauser, age 55, was appointed as a director of FairPoint in February 2005. He is currently the Group Executive and Chief Financial Officer of Duke Energy Corporation, where he has been employed for 30 years. Mr. Hauser is a certified public accountant and a certified purchasing manager. Mr. Hauser is on the Board of Directors of Charlotte's Blumenthal Center for the Performing Arts and is the chair of the UNCC Business School Advisory Board. He is a member of the North Carolina Association of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Hauser is on the board of directors of Enpro Industries and serves on the audit and compensation committees.

        Kent R. Weldon—Mr. Weldon, age 39, served as a director of FairPoint from January 2000 until January 16, 2007. He is currently a Managing Director of Thomas H. Lee Partners, L.P. Mr. Weldon worked at the firm from 1991 to 1993 and rejoined it in 1995. Prior to 1991, Mr. Weldon worked at Morgan Stanley & Co. Incorporated in the Corporate Finance Department. Mr. Weldon is a director of Michael Foods, Inc., Nortek, Inc. and THL-PMPL Holding Corp. From April 1997 to June 2005, Mr. Weldon served as a director of Syratech Corporation which, together with its subsidiaries, Wallace International de P.R. and Chi International, Inc., filed for bankruptcy under Chapter 11 in February 2005 and emerged from bankruptcy pursuant to a confirmed Chapter 11 plan in June 2005. Mr. Weldon was designated to the Board of Directors of FairPoint by Thomas H. Lee Equity Fund in connection with Thomas H. Lee Equity Fund's designation rights under FairPoint's stockholders agreement which was terminated in connection with FairPoint's initial public offering.

        Claude C. Lilly—Dr. Lilly, age 60, was appointed as a director of FairPoint in February 2005. Dr. Lilly is currently dean and James J. Harris Chair of Risk Management and Insurance in The Belk College of Business Administration at The University of North Carolina at Charlotte. Dr. Lilly has served as Assistant Deputy Insurance Commissioner for the State of Georgia and as a director of several corporations. Dr. Lilly currently serves on the audit committees of the board of directors of TIAA CREF Trust Company FSB, Erie Indemnity Company and subsidiaries thereof. He holds the Chartered Property Casualty Underwriters and Chartered Life Underwriter designations and is a member of numerous professional associations.

        Robert S. Lilien—Mr. Lilien, age 59, was appointed as a director of FairPoint in December 2005. Mr. Lilien is currently a partner in the law firm of Robinson, Bradshaw & Hinson, located in Charlotte, North Carolina, where he has worked since April 2002, and the managing member of Trilogy Capital Partners, LLC, a captive private equity fund with equity provided by a single family group, where he has also worked since April 2002. From 1993 to 2002, he held various positions at Duke Energy Corporation, including Senior Vice President-Duke Ventures of Duke Energy Corporation, Chairman and Chief Executive Officer of Crescent Resources, LLC, Chairman of DukeNet Communications, Inc. and Chairman of Duke Capital Partners, LLC. Mr. Lilien is also on the finance and audit committees of the board of directors of the Lynnwood Foundation.

Committees of the Board of Directors

        FairPoint's board of directors has three standing committees: an audit committee, a compensation committee and a corporate governance committee.

Audit Committee

        FairPoint's audit committee, consisting of Claude C. Lilly, David L. Hauser and Robert S. Lilien, met nine times during fiscal 2006. Claude C. Lilly is the chair of FairPoint's audit committee. All audit committee members meet the independence criteria set forth in the listing standards of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Mr. Hauser is qualified as an audit committee financial expert within the meaning of item 401(h) of Regulation S-K under the Exchange Act and FairPoint's board of directors has determined that he has the accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange. The Securities and Exchange Commission has determined that the audit committee financial expert designation does not impose on the person with that designation any duties, obligations or liability that are greater than the duties, obligations or liability imposed on such person as a member of the audit committee of the board of directors in the absence of such designation. Effective as of January 16, 2007, Ms. Garrison-Corbin was appointed to the audit committee.

        Among other functions, the principal duties and responsibilities of FairPoint's audit committee are to appoint FairPoint's independent auditors, oversee the quality and integrity of FairPoint's financial reporting and the audit of FairPoint's financial statements by FairPoint's independent auditors and, in fulfilling its obligations, FairPoint's audit committee reviews with FairPoint's management and independent auditors the scope and result of the annual audit, FairPoint's auditors' independence and FairPoint's accounting policies.

        The audit committee is required to report regularly to FairPoint's board of directors to discuss any issues that arise with respect to the quality or integrity of FairPoint's financial statements, FairPoint's compliance with legal or regulatory requirements, the performance and independence of FairPoint's independent auditors, or the performance of the internal audit function.

        A copy of the charter of FairPoint's audit committee can be found on FairPoint's website at www.fairpoint.com under the "Investor Relations" caption.

Compensation Committee

        FairPoint's compensation committee, consisting of David L. Hauser, Patricia Garrison-Corbin and Kent R. Weldon, met three times during fiscal 2006. David L. Hauser is the chair of FairPoint's compensation committee. All compensation committee members meet the independence criteria set forth in the listing standards of the New York Stock Exchange. Among other functions, the compensation committee oversees the compensation of FairPoint's chief executive officer and other executive officers and senior management, including plans and programs relating to cash compensation, incentive compensation, equity-based awards and other benefits and perquisites and administers any such plans or programs as required by the terms thereof. Mr. Weldon resigned from FairPoint's board of directors and FairPoint's compensation committee effective as of January 16, 2007. Effective as of January 16, 2007, Mr. Lilly and Mr. Lilien were appointed to the compensation committee.

        A copy of FairPoint's compensation committee charter can be found on FairPoint's website at www.fairpoint.com under the "Investor Relations" caption.

Corporate Governance Committee

        FairPoint's corporate governance committee consisting of Patricia Garrison-Corbin, Claude C. Lilly and Robert S. Lilien met three times during fiscal 2006. Patricia Garrison-Corbin is the chair of

FairPoint's corporate governance committee. All of the members of its corporate governance committee meet the independence criteria set forth in the listing standards of the New York Stock Exchange. Among other functions, the principal duties and responsibilities of FairPoint's corporate governance committee are to identify qualified individuals to become board members, recommend to the board individuals to be designated as nominees for election as directors at the annual meetings of stockholders, and develop and recommend to the board FairPoint's corporate governance guidelines. Effective as of January 16, 2007, Mr. Hauser was appointed to the corporate governance committee.

        A copy of FairPoint's corporate governance committee charter can be found on FairPoint's website at www.fairpoint.com under the "Investor Relations" caption.

Executive Officers

        The following table sets forth the names and positions of FairPoint's current executive officers and their ages as of December 31, 2006.

Name	Age	Position
Eugene B. Johnson	59	Co-Founder, Chairman of the Board of Directors and Chief Executive Officer
Peter G. Nixon	54	Chief Operating Officer
John P. Crowley	52	Executive Vice President and Chief Financial Officer
Walter E. Leach, Jr.	55	Executive Vice President, Corporate Development
Shirley J. Linn	56	Executive Vice President, General Counsel and Secretary
Lisa R. Hood	41	Senior Vice President and Controller
Thomas Griffin	46	Treasurer

        The following sets forth selected biographical information for FairPoint's executive officers who are not directors.

        Peter G. Nixon.    Effective as of April 1, 2007, Mr. Nixon was appointed Chief Operating Officer in connection with the merger and is responsible for integrating the FairPoint business and the Spinco business. Mr. Nixon served as FairPoint's Chief Operating Officer from November 2002 to March 2007. Previously, Mr. Nixon was FairPoint's Senior Vice President of Corporate Development from February 2002 to November 2002 and President of FairPoint's Telecom Group from April 2001 to February 2002. Prior to this, Mr. Nixon served as President of FairPoint's Eastern Region Telecom Group from June 1999 to April 2001 and President of Chautauqua & Erie Telephone Corporation from July 1997, when FairPoint acquired Chatauqua & Erie Telephone Corporation, to June 1999. From April 1, 1989 to June 1997, Mr. Nixon served as Executive Vice President of Chatauqua & Erie Telephone Corporation. From April 1, 1978 to March 31, 1989, Mr. Nixon served as Vice President of Operations for Chatauqua & Erie Telephone Corporation. Mr. Nixon has served as the past Chairman of the New York State Telephone Association, in addition to his involvement in several community and regional organizations.

        John P. Crowley.    In June 2005, Mr. Crowley was appointed as Executive Vice President and Chief Financial Officer. Mr. Crowley served as Executive Vice President, Finance and Treasurer from May 2005 to June 2005. From 2000 to 2004, Mr. Crowley was an independent consultant in telecommunications investment banking. From 1999 to 2000, he was a Director in corporate finance at PricewaterhouseCoopers, and from 1996 to 1999, Mr. Crowley was a Managing Director in investment banking at BT/Alex Brown and its predecessor company. Previously he was active in telecommunications finance both as a principal and in banking.

        Walter E. Leach, Jr.    In June 2005, Mr. Leach was appointed as FairPoint's Executive Vice President, Corporate Development. Mr. Leach served as FairPoint's Executive Vice President and Chief Financial Officer from July 2004 to June 2005. Mr. Leach served as FairPoint's Senior Vice President from February 1998 to July 2004. From October 1994 to December 2000, Mr. Leach was FairPoint's Secretary. From 1984 through September 1994, Mr. Leach served as Executive Vice President of Independent Hydro Developers, where he had responsibility for all project acquisition, financing and development activities.

        Shirley J. Linn.    In March 2006, Ms. Linn was appointed FairPoint's Executive Vice President, General Counsel and Secretary. Ms Linn served as FairPoint's Senior Vice President, General Counsel and Secretary from September 2004 to March 2006. Ms. Linn has served as FairPoint's General Counsel since October 2000, its Vice President since October 2000 and its Secretary since December 2000. Prior to joining FairPoint, Ms. Linn was a partner, from 1984 to 2000, in the Charlotte, North Carolina law firm of Underwood Kinsey Warren & Tucker, P.A., where she specialized in general business matters, particularly mergers and acquisitions.

        Lisa R. Hood.    Effective as of April 1, 2007, Ms. Hood was appointed Chief Operating Officer—FairPoint Telecom Group. From July 2004 to March 2007, Ms. Hood served as FairPoint's Senior Vice President and Controller. Ms. Hood served as FairPoint's Controller from December 1993 to March 2007 and served as its Vice President from December 1993 to July 2004. Prior to joining FairPoint, Ms. Hood served as manager of a local public accounting firm in Kansas. Ms. Hood is certified as a public accountant in Kansas. Ms. Hood will continue to act as FairPoint's principal accounting officer until FairPoint's new Controller commences employment.

        Thomas Griffin.    In December 2005, Mr. Griffin was appointed as FairPoint's Treasurer. Mr. Griffin jointed FairPoint in January 2000 as Assistant Treasurer and served as FairPoint's General Manager of Wireless Broadband operations from December 2003 through March 2005. Prior to joining FairPoint, Mr. Griffin was employed by Sealand Service, Inc. as Assistant Treasurer from September 1997 to January 2000 where he was responsible for worldwide cash management and as Director of Financial Planning for Europe from September 1995 to September 1997.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

        FairPoint's board of directors has adopted policies with respect to the consideration of candidates recommended by stockholders for election as well as for director and stockholder communications with the board of directors.

        Stockholders may recommend nominees for consideration by the corporate governance committee by submitting the names and the following supporting information to FairPoint's secretary at: Secretary, Stockholder Nominations, FairPoint Communications, Inc., 521 East Morehead Street, Suite 250, Charlotte, NC 28202. The submissions should include a current resume and curriculum vitae of the candidate and a statement describing the candidate's qualifications and contact information for personal and professional references. The submission should also include the name and address of the stockholder who is submitting the nominee, the number of shares which are owned of record or beneficially by the submitting stockholder and a description of all arrangements or understanding between the submitting stockholder and the candidate.

        Stockholders and other interested parties may communicate directly with FairPoint's board of directors or the non-management directors. All communications should be in writing and should be directed to FairPoint's secretary at: Secretary, Stockholder Communications, FairPoint Communications, Inc., 521 East Morehead Street, Suite 250, Charlotte, NC 28202. The sender should indicate in the address whether it is intended for the entire board of directors, the non-management directors as a group or an individual director. Each communication intended for the board of directors or non-management directors received by the secretary will be forwarded to the intended recipients in accordance with the existing instructions.

        The full text of the stockholder nominations and communications policy is available on FairPoint's corporate website at www.fairpoint.com under the caption "Investor Relations."

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        FairPoint's executive compensation program for its executive officers named in the Summary Compensation Table, referred to herein as NEOs, in "Executive Compensation" is administered by the compensation committee of FairPoint's board of directors.

        The compensation committee is generally responsible for strategic decisions relating to FairPoint's compensation structure, including, recommending salary-based compensation, incentive compensation, and equity based awards for NEOs; non-employee director compensation; recommending the amount of stock option and restricted stock awards as retention incentive compensation for executives, directors, non-directors, and non-executive officers; and deferred compensation for executives and other key employees.

        On behalf of stockholders, the compensation committee has carefully monitored FairPoint's executive compensation programs. FairPoint believes that the Compensation Discussion and Analysis and tables that follow will show structures for executive compensation that strike an appropriate balance between preserving capital for stockholders and providing FairPoint's NEOs with incentives and protections that are designed both to reward them for superior corporate and individual performance, and to provide competitive compensation that encourages them to remain with FairPoint.

        In fiscal year 2006, FairPoint struck this balance through compensating its NEOs with competitive base salaries and restricted stock awards that aligned their interests with stockholders. Overall, the undersigned believe that the compensation provided for NEOs in fiscal year 2006 was entirely appropriate given FairPoint's business achievements, including the completion of three acquisitions, FairPoint's progress on the conversion of its operating companies to one outsourced billing system, the consolidation of its call centers, and the general increase in cash available for dividends under the terms of FairPoint's credit facility, in fiscal year 2006.

        The members of the compensation committee responsible for determining salary and incentive compensation awards for the 2006 fiscal year were the undersigned. From time to time, the compensation committee selects and engages outside compensation consultants and other experts for survey data and other information as it deems appropriate.

        The compensation committee has reviewed the following Compensation Discussion and Analysis with management, and recommends to the board of directors that it be included in this proxy statement/prospectus.

        Messrs. David L. Hauser, Claude C. Lilly, Robert S. Lilien and Ms. Patricia Garrison-Corbin

Compensation Discussion and Analysis

General Principles and Procedures

  General Program Objectives

        The compensation committee's principal objective in designing compensation policies is to develop and administer a comprehensive program to attract, motivate and retain outstanding managers who are likely to enhance FairPoint's profitability and create value for its stockholders. Within this overall compensation philosophy, the compensation committee seeks to: (1) recognize and reward sustained superior performance by individual officers and key employees; (2) pay for performance on both an individual and corporate level; (3) align stockholder and executive interests by placing a significant portion of executive compensation "at risk"; (4) tie executive compensation to the achievement of certain short-term and long-term performance objectives of FairPoint; and (5) offer a total compensation program that takes into account the compensation practices of comparable companies.

        In order to more closely align NEO compensation with the long-term interests of FairPoint's stockholders, the intent of the compensation committee is to generally provide less incentive compensation in the form of cash bonuses than it does in the form of stock-based compensation having service and performance based future vesting requirements. The compensation committee used an independent consultant in 2006 to review its stock award levels and to benchmark the levels of all components of compensation.

Specific Principals for Determining Executive Compensation

        The table below identifies and explains the reason for each component of NEO compensation. See "—Executive Compensation Decisions for 2006" for amounts and further detail.

Element:	Reason for Element
Salary	FairPoint's career-oriented philosophy toward executive compensation requires a competitive base salary as a starting point. The compensation committee establishes the base salaries for FairPoint's NEOs as fixed amounts in order to provide a reliable indication of the minimum amount of compensation that each NEO will receive in a given year.
Bonus	FairPoint maintains an Annual Incentive Plan under which its NEOs and other key employees may earn annual cash and/or restricted stock bonuses based on corporate and individual performance. The Annual Incentive Plan is designed to provide an incentive for executives to attain goals. The compensation committee establishes and approves the goals of the chief executive officer and the chief executive officer approves the goals of the other NEOs and the compensation committee reviews them.
Restricted Stock Awards	FairPoint maintains the 2005 Stock Incentive Plan, which allows for a variety of stock-based awards that are available to link employee compensation to stockholders' interest and encourage the creation of long-term value for FairPoint's stockholders by increasing the retention of qualified key employees. In 2006, the compensation committee relied on restricted stock awards for this purpose.
Deferred Compensation	FairPoint maintains a Non-Qualified Deferred Compensation Plan, referred to herein as the NQDC Plan, that covers certain employees. The NQDC Plan allows highly compensated individuals to defer additional compensation beyond the limitations of the 401(k) Plan. Company matching contributions are made according to the same percentage of deferrals as is made under FairPoint's 401(k) plan, but only with respect to compensation that exceeds the limits for the 401(k) plan.
Perquisites	FairPoint's NEOs have received some or all of the following perquisites: supplemental life and disability insurance, use of a company vehicle, spousal travel benefits, and in one instance, payment of country club dues. Perquisites paid to FairPoint's chief executive officer were eliminated in March 2006 as part of a new employment agreement. All other perquisites for NEOs have been eliminated as of January 1, 2007.
Post-employment Benefits	Retirement. FairPoint maintains a standard 401(k) plan that includes an employer matching contribution up to an amount equal to 4 1/2% of each participant's compensation.
Welfare Benefits. FairPoint provides, on equal terms for all employees, group term life insurance, group health insurance, and short-term and long-term disability insurance.
Severance and Change in Control Benefits. FairPoint will provide severance benefits to Mr. Johnson, Mr. Leach, Mr. Nixon, Mr. Crowley and Ms. Linn at levels that FairPoint considers conservative yet competitive when compared to those offered by its peers.
FairPoint believes that the foregoing benefits are necessary and appropriate in order to attract and retain qualified NEOs.

Method for Determining Amounts

  Base Salary

        The compensation committee determines the level of base salary for FairPoint's chief executive officer and the other executive officers with the general goal of providing competitive salaries. Decisions take into account independent studies and surveys prepared by consultants based on publicly available information with respect to other comparable communications companies. In addition, with respect to each executive officer, including the chief executive officer, the compensation committee considers the individual's performance, including that individual's total level of experience in the communications industry, his or her record of performance and contribution to FairPoint's success relative to his or her job responsibilities and annual goals, as well as his or her overall service to FairPoint.

  Annual Incentive Compensation Awards

        The annual incentive awards are based on a combination of corporate and individual goals having specific financial and operational objectives such as the following: FairPoint achieving a specified EBITDA target, FairPoint working within a specified total debt to EBITDA ratio, FairPoint achieving certain free cash flow and revenue targets, FairPoint generating sufficient cash available for dividends, FairPoint accomplishing certain budgetary, operational and regulatory goals and providing company and industry leadership. FairPoint generally establishes bonus targets and performance criteria at the end of each year for the following year.

  Long-Term Incentive Awards

        In determining the long-term incentive component of the chief executive officer's compensation, the compensation committee considers, among other factors selected by the compensation committee, FairPoint's performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the chief executive officer in past years. With respect to the amount of long-term incentive awards for non-chief executive officer management and key employees, the compensation committee considers the recommendation of the chief executive officer and takes into account the amount of long term incentive awards granted to peer executives among comparable companies. The compensation committee obtains market compensation data from a compensation consultant.

        The compensation committee determines the vesting schedule for future stock awards under the 2005 Stock Incentive Plan and considers past award levels and their vesting when making current determinations.

        The compensation committee is considering the adoption of a policy relating to the re-coupment of stock awards and their proceeds if an NEO's fraud or misconduct triggers a material financial restatement. No such policy currently exists. FairPoint does not in any way time its stock awards to the release of material non-public information.

  Deferred Compensation

        FairPoint maintains a nonqualified deferred compensation plan (the NQDC Plan) for NEOs and other select executives in order to enable them to defer compensation in excess of the limits applicable to them under FairPoint's 401(k) plan. Company matching contributions are made according to the same percentage of deferrals as is made under FairPoint's 401(k) plan, but only with respect to compensation that exceeds the limits for the 401(k).

  Perquisites

        Prior to 2007, certain of FairPoint's executive officers received Company-provided supplemental life and disability insurance, use of a Company-provided vehicle and, for FairPoint's chief executive officer, payment of country club dues. The compensation committee provides perquisites to certain key executives that it believes are reasonable and consistent with its overall compensation program to better enable FairPoint to attract and retain superior employees for key positions.

  Retirement and Welfare Benefits

        FairPoint's NEOs participate in its standard broad-based 401(k) and welfare plans, and thereby receive, for example, group health insurance, group term life insurance and short-term and long-term disability insurance. The costs of these benefits constitutes only a small percentage of each of FairPoint's executive officer's total compensation.

  Post-employment Severance and Change in Control Benefits

        FairPoint provides post-employment severance and change in control benefits to Mr. Johnson, pursuant to an employment agreement, and to Mr. Leach, Mr. Nixon, Mr. Crowley and Ms. Linn, pursuant to change in control and severance agreements. The severance benefits for these executives are generally paid only if the executives are terminated without cause and they do not voluntarily resign. The severance benefits are also provided if any termination of employment occurs because of a change in control. In addition to severance payments, each executive is entitled to continued welfare benefits for a limited period. Mr. Johnson's severance benefits are also subject to a covenant not to compete with FairPoint. See "Other Compensation Arrangements—Change in Control and Severance Agreements," for further information regarding the change in control and severance agreements.

Executive Compensation Decisions for 2006

        Discussed below are the key components of the compensation that FairPoint's NEOs received in 2006 as categorized in the Summary Compensation Table. Based on the fair value of equity awards granted to NEOs in 2006, their base salaries generally accounted for approximately 28% of their total compensation, while incentive compensation, including annual bonuses, accounted for approximately 69% of their total compensation. The compensation committee believes that the balance described below of 2006 levels for salary, cash bonus, restricted stock, and other benefits reflect both (i) an appropriate and performance-oriented structure for total compensation, and (ii) a suitable correlation of total NEO compensation to FairPoint's strong financial and business performance in 2006. Note that the Summary Compensation Table below reports the value of certain equity awards based on the compensation expense recorded under FAS 123(R) value rather than based on their current fair value.

  Base Salary

        In March of 2006, upon the recommendation of the compensation committee, FairPoint's board of directors approved a new employment agreement for Mr. Johnson which, among other things, provided for an increase in his annual base salary to $460,000 and eliminated all executive perquisites. The base salaries of the other NEOs increased approximately 2% compared to 2005.

  Cash Bonus

        The compensation committee established the 2006 target bonuses and related performance goals for certain members of FairPoint's senior management under the FairPoint Communications, Inc. Annual Incentive Plan, or the Annual Incentive Plan, on December 14, 2005 and, accordingly, FairPoint paid bonuses equal to the established target levels discussed below.

        Below is a chart that identifies the target bonus for each NEO, who was eligible to participate in the Annual Incentive Plan in 2006 and the performance criteria used to evaluate the NEO's performance. The performance criteria were weighted as indicated. The compensation committee, in its sole discretion but with input from the chief executive officer for all NEOs other than himself, determines whether or not individual performance goals were satisfied. Any bonus awards are subject to the terms of the Annual Incentive Plan.

Executive	Position	Bonus Target (% of 2006 annual Base Salary)	Performance Criteria
Eugene B. Johnson	Chief Executive Officer	100%	(i) 50%—FairPoint achieving a specified EBITDA target for 2006; (ii) 20%—FairPoint not exceeding a specified total debt to EBITDA ratio for 2006; (iii) 10%—providing company and industry leadership to the public policy debate around Universal Service Fund and intercarrier compensation; (iv) 10%—leading succession planning efforts for all key positions in FairPoint; and (v) 10%—continuing to foster a culture that places a premium on high standards of ethical behavior and integrity.
Peter G. Nixon	Chief Operating Officer	50%	(i) 70%—FairPoint achieving a specified EBITDA target for 2006; (ii) 15%—effecting certain operational improvements; (iii) 5%—developing FairPoint's employees; (iv) 5%—supporting public policy initiatives and FairPoint complying with the internal control requirements of the Sarbanes-Oxley Act; (v) 2.5%—achieving specified customer service and community relations goals; and (v) 2.5%—promoting workers' safety and reducing workers compensation claims.
John P. Crowley	Executive Vice President and Chief Financial Officer	50%	(i) 60%—FairPoint achieving a specified EBITDA target for 2006 and generating sufficient cash available for dividends to maintain the current dividend level; (ii) 20%—improving FairPoint's investor relations efforts; (iii) 15%—FairPoint complying with the internal control requirements of the Sarbanes-Oxley Act and effecting certain operating efficiencies; and (iv) 5%—complying with FairPoint's safety, ethics and business conduct initiatives.
Walter E. Leach, Jr.	Executive Vice President, Corporate Development	50%	(i) 55%—FairPoint completing a specified amount of rural local exchange carrier acquisitions which satisfy certain criteria; (ii) 25%—developing new lines of business; and (iii) 15%—managing FairPoint's non-strategic assets.
Shirley J. Linn	Executive Vice President, General Counsel and Secretary	40%	(i) 40%—meeting the needs of FairPoint's various departments; (ii) 30%—standardizing and enhancing FairPoint's compliance with public company and corporate governance requirements; (iii) 10%—assisting in FairPoint's compliance with the internal control requirements of the Sarbanes-Oxley Act; (iv) 10%—assessing performance and cost of FairPoint's outside legal advisors; and (v) 10%—facilitating board and board committee communications.

        The compensation committee made bonus decisions in January 2007 to the general effect that each NEO had satisfied all (or substantially all) of their performance goals for 2006. Cash bonus awards were consequently paid at various levels from 88% to 120% of the target levels based on the NEOs actual performance against these goals.

  Restricted Stock Awards

        Mr. Johnson's March 2006 employment agreement provided for the grant of 50,000 shares of restricted stock coincident with the execution of his employment agreement. In addition, his employment agreement provides for an additional grant of 50,000 shares of restricted stock on each of January 1, 2007 and January 1, 2008 provided Mr. Johnson is not terminated for cause and/or voluntarily resigns. Mr. Johnson received 50,000 shares of restricted stock on January 1, 2007. The compensation committee also awarded 50,000 shares of restricted stock to Ms. Linn and Mr. Crowley in December 2006. Both Ms. Linn and Mr. Crowley received the awards at the discretion of the compensation committee, for excellent individual corporate performance in 2006.

        In September 2006, the compensation committee also approved grants to various employees based on their title and current salary. For example, all employees who were executive vice presidents or above received a grant valued on the date of grant to equal 75% of their base salary. Each of the NEOs received shares of restricted stock as part of this grant, except the chief executive officer.

  Perquisites

        In 2006, FairPoint provided NEOs with limited perquisites and other personal benefits (such as use of company automobiles, additional life and disability insurance benefits and, for the chief executive officer, reimbursement of country club dues). The compensation committee believes these perquisites were reasonable and consistent with the objective of better enabling FairPoint to attract and retain superior employees for key positions. The compensation committee has eliminated all perquisites beginning on January 1, 2007.

  Post-employment Benefits

        Mr. Johnson's 2006 employment agreement entitles him to receive the following severance and/or change-in-control benefits provided he continues to work as chief executive officer until the end of his term of employment (currently, December 31, 2008), provided FairPoint does not terminate his employment for cause, or he does not voluntarily resign: payment of his base salary as of the termination date for the remainder of the employment period plus one year thereafter (subject to suspension for a breach of Mr. Johnson's covenant not to compete with FairPoint); continued medical coverage for Mr. Johnson and his wife for the life of each under FairPoint's medical benefits plans; and, continued vesting of all restricted stock granted as of the termination date under the 2005 Stock Incentive Plan.

        Pursuant to a letter agreement between Mr. Leach and FairPoint, upon termination of Mr. Leach's employment by FairPoint without cause (including upon a change of control), Mr. Leach is entitled to a lump sum payment amount equal to twelve months of his base salary (as of the date of termination), and continued long-term disability, term life insurance and medical benefits for twelve months following such date of termination.

        Pursuant to letter agreements, upon termination of employment without cause (including upon a change of control), Mr. Nixon, Mr. Crowley and Ms. Linn are entitled to receive from FairPoint in a lump sum payment an amount equal to twelve months of base salary as of the date of termination, plus the continuation of certain benefits, including medical benefits, for twelve months.

  Tax Considerations

        Section 162(m) of the Internal Revenue Code, or the Code, generally disallows a tax deduction to public corporations for compensation, other than performance-based compensation, over $1.0 million paid for any fiscal year to any of the corporation's chief executive officer and four other highly compensated executive officers as of the end of any fiscal year. The Company's policy is to qualify its executive officers' for deductibility under Section 162(m) to the extent the compensation committee determines such to be appropriate. In 2006, compensation did not exceed the deductibility limits of Section 162(m) for any NEO. The compensation committee remains aware of the Code Sections 162(m) and 409A limitations and the available exemptions and special rules, and will address the issue of 162(m) deductibility and 409A compliance when and if circumstances warrant the use of such exemptions or other considerations.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        During 2006, decisions on various elements of executive compensation were made by FairPoint's compensation committee. No officer, employee or former officer of FairPoint served as a member of its compensation committee during 2006. No committee member had any interlocking relationships requiring disclosure under applicable rules and regulations.

        For a description of certain relationships and transactions with members of FairPoint's board of directors or their affiliates, see "Certain Relationships and Related Party Transactions."

EXECUTIVE COMPENSATION

Summary Compensation Table

        The table below summarizes the total compensation paid or earned by each of the NEOs for the fiscal year ended December 31, 2006.

SUMMARY COMPENSATION TABLE
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary $(1)	Bonus $(2)	Stock Awards $(3)	Option Awards $	Non-equity Incentive Plan Compensation $	Change in pension volume and NQ DC Earnings $	All Other Compensation $(4)(5)	Total $
Eugene B. Johnson	2006	434,740	394,140	1,171,158	—	—	—	25,647	2,025,685
Chairman of the Board of Directors and Chief Executive Officer
John Crowley	2006	234,808	104,629	233,840	—	—	—	21,577	594,854
Executive Vice President, Chief Financial Officer
Shirley J. Linn	2006	204,808	99,100	176,209	—	—	—	11,835	491,952
Executive Vice President, General Counsel and Secretary
Peter G. Nixon	2006	219,755	97,641	189,063	—	—	—	30,674	537,133
Chief Operating Officer
Walter E. Leach, Jr.	2006	214,808	129,325	302,060	—	—	—	40,102	686,295
Executive Vice President, Corporate Development

(1)
The amounts shown in column (c) include amounts of salary compensation deferred by the executive officer in 2006 under the NQDC Plan. The amount of deferrals under this plan in 2006 were $36,221 by Mr. Crowley, $2,055 by Ms. Linn, $4,562 by Mr. Nixon and $6,950 by Mr. Leach.

(2)
For the year ended December 31, 2006, amounts in column (d) represent bonuses which were earned during 2006 and paid in February 2007. The amounts in column (d) include amounts of bonus compensation deferred under the NQDC Plan by Mr. Crowley in the amount of $51,965, Ms. Linn in the amount of $1,968, Mr. Nixon in the amount of $1,939 and Mr. Leach in the amount of $4,945.

(3)
The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123(R) of awards pursuant to the 2005 Stock Incentive Plan and thus may include amounts from awards granted during and prior to 2006.

(4)
The amount shown in column (i) reflects for each NEO:

•
Matching contributions made by FairPoint to its 401(k) savings plan in the amounts of $9,900 for Mr. Johnson, $9,900 for Mr. Crowley, $9,900 for Ms. Linn, $9,900 for Mr. Nixon and $9,900 for Mr. Leach;

•
Contributions made by FairPoint to term life insurance plans in the amounts of $1,312 for Mr. Johnson, $690 for Mr. Crowley, $1,304 for Ms. Linn, $713 for Mr. Nixon and $704 for Mr. Leach;

•
Additional life insurance benefits of $4,699 for Mr. Leach;

•
Contributions made by FairPoint to the NQDC Plan in the amount of $155 for Mr. Crowley, $631 for Ms. Linn, $998 for Mr. Nixon and $1,575 for Mr. Leach;

•
Vehicle fringe benefits of $4,679 paid to Mr. Johnson, $6,499 paid to Mr. Crowley, $11,438 paid to Mr. Nixon and $9,773 paid to Mr. Leach;

•
Amounts paid to effectively "gross-up" certain bonus payments during the year for payment of taxes in the amount of $5,774 for Mr. Johnson, $4,333 for Mr. Crowley, $7,625 for Mr. Nixon and $11,169 for Mr. Leach; and

•
Other miscellaneous perquisites in the amount of $3,982 are included for Mr. Johnson and in the amount of $2,281 for Mr. Leach.

(5)
The value attributable to personal use of company-provided automobiles (as calculated in accordance with Internal Revenue Service guidelines) are included as compensation on the W-2 of NEOs who receive such benefit. Each such NEO is responsible for paying income tax on such amount.

Grants of Plan Based Awards

		Estimated future payouts under Non-equity incentive plan awards			Estimated Future payouts under equity incentive plan awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
Name	Grant date	Treshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(1)	Maximum (#)	All other stock awards: number of shares of stock or units (#)(2)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)
Eugene B. Johnson	17-Mar-06	—	—	—	—	—	—	50,000	—	—
Chairman of the Board of Directors and Chief Executive Officer
John Crowley	8-Sep-06	—	—	—	—	—	—	12,589	—	—
Executive Vice President,	5-Dec-06	—	—	—	—	—	—	50,000	—	—
Chief Financial Officer
Shirley J. Linn	8-Sep-06	—	—	—	—	—	—	10,982	—	—
Executive Vice President,	5-Dec-06	—	—	—	—	—	—	50,000	—	—
General Counsel and Secretary
Peter G. Nixon	8-Sep-06	—	—	—	—	—	—	11,783	—	—
Chief Operating Officer
Walter E. Leach, Jr.	8-Sep-06	—	—	—	—	—	—	11,518	—	—
Executive Vice President, Corporate Development

(1)
In accordance with Mr. Johnson's employment agreement, he is scheduled to receive additional grants of restricted stock on January 1, 2007 and January 1, 2008 in the amount of 50,000 shares on each date. These shares are not included in this table as they had not been granted as of December 31, 2006.

(2)
The amounts shown in column (i) reflect the number of shares of stock granted to each NEO in 2006 pursuant to the 2005 Stock Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

		Option Awards					Stock Awards
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Grant Date	Number of securities underlying unexercised options (#) exer- cisable	Number of securities un- derlying unexercisable options (#) unexercisable	Equity in- centive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)(1)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested (#)	Equity in- centive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity in- centive plan awards: market or payout value of unearned shares, units or other right that have not vested ($)
Eugene B. Johnson	5/21/1998	—	226,439	—	9.02	5/21/2008	—	—	—	—
Chairman of the Board of	1/1/2002	—	47,373	—	36.94	1/1/2012	—	—	—	—
Directors and Chief	3/12/2002	20,490	—	—	36.94	3/12/2012	—	—	—	—
Executive Officer	2/8/2005	—	—	—	—	—	126,325	2,393,859	—	—
	3/17/2006	—	—	—	—	—	50,000	947,500	—	—
John Crowley	9/21/2005	—	—	—	—	—	37,500	710,625	—	—
Executive Vice President,	9/8/2006	—	—	—	—	—	12,589	238,562	—	—
Chief Financial Officer	12/5/2006	—	—	—	—	—	50,000	947,500	—	—
Shirley J. Linn	3/12/2002	9,209	—	—	36.94	3/12/2012	—	—	—	—
Executive Vice President,	12/12/2003	7,106	7,106	—	36.94	12/12/2013	—	—	—	—
General Counsel and	12/12/2003	—	—	—	—	—	2,369	44,893	—	—
Secretary	2/8/2005	—	—	—	—	—	33,159	628,363	—	—
	9/8/2006	—	—	—	—	—	10,982	208,109	—	—
	12/5/2006	—	—	—	—	—	50,000	947,500	—	—
Peter G. Nixon	5/21/1998	—	18,949	—	9.02	5/21/2008	—	—	—	—
Chief Operating Officer	3/12/2002	8,419	—	—	36.94	3/12/2012	—	—	—	—
	12/12/2003	11,893	11,893	—	36.94	12/12/2013	—	—	—	—
	12/12/2003	—	—	—	—	—	3,965	75,137	—	—
	2/8/2005	—	—	—	—	—	42,634	807,914	—	—
	9/8/2006	—	—	—	—	—	11,783	223,288	—	—
Walter E. Leach, Jr.	5/21/1998	—	115,475	—	9.02	5/21/2008	—	—	—	—
Executive Vice President,	3/12/2002	77,364	—	—	36.94	3/12/2012	—	—	—	—
Corporate Development	12/12/2003	—	—	—	—	—	3,159	59,863	—	—
	2/8/2005	—	—	—	—	—	71,058	1,346,549	—	—
	9/8/2006	—	—	—	—	—	11,518	218,266	—	—

(1)
Options granted to certain NEOs on May 21, 1998 were subject to certain conditions and therefore, were not exercisable. These options were subsequently cancelled on February 5, 2007.

Option Exercises and Stock Vested

        None of the NEOs exercised any stock options during the fiscal year ended December 31, 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized upon Exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Eugene B. Johnson	—	—	63,163	872,913
Chairman of the Board of Directors and Chief Executive Officer
John Crowley	—	—	12,500	213,125
Executive Vice President, Chief Financial Officer
Shirley J. Linn	—	—	11,054	152,766
Executive Vice President,			1,184	22,851
General Counsel and Secretary
Peter G. Nixon	—	—	14,212	196,410
Chief Operating Officer			1,982	38,253
Walter E. Leach, Jr.	—	—	23,686	327,341
Executive Vice President,			1,579	30,475
Corporate Development

Nonqualified Deferred Compensation

        Pursuant to the NQDC Plan, certain executives, including NEOs, may defer a portion of their annual salary and bonuses. Deferral elections are made by eligible executives in each year for amounts to be earned in the following year. An executive can defer up to 50% of their annual salary and up to 100% of their annual bonuses.

Non-qualified Deferred Compensation

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Eugene B. Johnson	—	—	12,499	—	12,499
Chairman of the Board of Directors and Chief Executive Officer
John Crowley	88,186	155	4,048	—	92,389
Executive Vice President, Chief Financial Officer
Shirley J. Linn	4,023	631	2,079	—	6,733
Executive Vice President, General Counsel and Secretary
Peter G. Nixon	6,501	998	334	—	7,833
Chief Operating Officer
Walter E. Leach, Jr.	11,895	1,575	4,881	—	18,351
Executive Vice President, Corporate Development

Potential Payments Upon Termination or Change of Control

        FairPoint has an employment agreement with Eugene B. Johnson and letter agreements with Peter G. Nixon, John P. Crowley, Walter E. Leach, Jr. and Shirley J. Linn. These agreements are summarized below.

        Eugene B. Johnson.    In March 2006, FairPoint extended the existing employment agreement with Mr. Johnson, originally entered into in December 2002, pursuant to Mr. Johnson will continue as FairPoint's chief executive officer and/or chairman of its board of directors from until December 31, 2008. The employment agreement provides that Mr. Johnson will receive an annual base salary of $460,000, an annual discretionary bonus, and Mr. Johnson shall be entitled to participate in all incentive, savings, stock option and retirement plans, practices, policies and programs applicable generally to other senior management. If Mr. Johnson's employment is terminated without cause during the term of his employment agreement (including upon a change in control) he is entitled to receive payment of his salary as of the termination date for the remainder of the employment period, subject to suspension for a breach of Mr. Johnson's covenant not to compete with FairPoint. Upon the expiration of the term of Mr. Johnson's employment agreement at December 31, 2008, unless extended, he is entitled to receive payment of his salary as of the expiration date for one year thereafter. The employment agreement also provides that upon (i) the expiration of Mr. Johnson's employment period, or (ii) the termination of Mr. Johnson's employment as chief executive officer without cause, Mr. Johnson is entitled to receive certain benefits. These benefits include continued medical coverage for Mr. Johnson and his wife for the life of each under FairPoint's medical benefits plans and continued vesting of all restricted stock granted as of the termination date under the 2005 Stock Incentive Plan. The employment agreement supersedes and terminates all prior employment agreements and severance arrangements between Mr. Johnson and FairPoint.

        Walter E. Leach, Jr.    In January 2000, FairPoint entered into an employment agreement with Mr. Leach, which agreement expired on December 31, 2003. In December 2003, FairPoint entered into a letter agreement with Mr. Leach, supplementing and modifying his employment agreement. The letter agreement provides that following the expiration of his employment agreement, Mr. Leach shall continue as an employee at will. During this period, Mr. Leach is entitled to receive certain benefits. The letter agreement also provides that upon termination of Mr. Leach's employment by FairPoint without cause (including upon a change of control), Mr. Leach is entitled to receive from FairPoint in a lump sum payment an amount equal to his base salary as of the date of termination for a period of twelve months, plus all accrued and unpaid base salary and benefits as of the date of termination. In addition, Mr. Leach is also entitled to receive continued long-term disability, term life insurance and medical benefits following his termination for twelve months following such date of termination. Mr. Leach's employment agreement was superseded by a Change in Control and Severance Agreement entered into by FairPoint and Mr. Leach on March 14, 2007. For more information, see "Other Compensation Arrangements—Change in Control and Severance Agreements."

        Peter G. Nixon, John P. Crowley and Shirley J. Linn.    In November 2002, FairPoint entered into a letter agreement with each of Mr. Nixon and Ms. Linn. In May 2005, FairPoint entered into a letter agreement with Mr. Crowley. The letter agreements provide that upon the termination of each person's respective employment with FairPoint without cause (including upon a change of control), each person is entitled to receive from FairPoint a lump sum payment in an amount equal to twelve months of such executive's base salary as of the date of termination, plus the continuation of certain benefits, including medical benefits, for twelve months. Each of Mr. Nixon's, Ms. Linn's and Mr. Crowley's letter agreements was superseded by a Change in Control and Severance Agreement entered into by FairPoint and each individual, in each case, on March 14, 2007. For more information, see "Other Compensation Arrangements—Change in Control and Severance Agreements."

        The following table presents certain severance information for the NEO's as of December 31, 2006.

		Value of Amounts Payable
Reason for payment:	Cash Severance	Acceleration and Continuation of Equity Awards (unamortized expense as of 12/31/06)	Continuation of Medical/Welfare Benefits (present value)	Total Termination Benefits
Eugene B. Johnson
Involuntary termination	0	0	0	0
Voluntary retirement	0	0	0	0
Without cause or after change in control	$460,000	$2,448,225	$137,754	$3,045,979
John Crowley
Involuntary termination	0	0	0	0
Voluntary retirement	0	0	0	0
Without cause or after change in control	$251,500	0	$6,048	$257,548
Shirley J. Linn
Involuntary termination	0	0	0	0
Voluntary retirement	0	0	0	0
Without cause or after change in control	$220,000	0	$15,132	$235,132
Peter G. Nixon
Involuntary termination	0	0	0	0
Voluntary retirement	0	0	0	0
Without cause or after change in control	$245,000	0	$15,132	$260,132
Walter E. Leach, Jr.
Involuntary termination	0	0	0	0
Voluntary retirement	0	0	0	0
Without cause or after change in control	$237,500	0	$15,132	$252,632

2007 Bonus Criteria for Executive Officers

        In March 2007, the compensation committee of the FairPoint's board of directors established the 2007 target bonuses and related performance goals for certain members of the company's senior management under FairPoint's Annual Incentive Plan.

        Eugene B. Johnson, the company's Chief Executive Officer, is entitled to a target bonus of up to 100% of his 2007 annual base salary. The target bonus for Mr. Johnson will be based on the following performance criteria (weighted as indicated): (i) 50%—supporting the merger, including the achievement of all major project goals; (ii) 20%—the company achieving a specified Adjusted EBITDA target for 2007; (iii) 20%—providing company and industry leadership to the rural local exchange carrier public policy debate and facilitating approval of the merger by regulatory entities; (iv) 5%—leading succession planning efforts in the company; and (v) 5%—continuing to foster a culture that places a premium on high standards of ethical behavior and integrity in the company's business relationships.

        Peter G. Nixon, the company's Chief Operating Officer, is entitled to a target bonus of up to 50% of his 2007 annual base salary. The target bonus for Mr. Nixon will be based on the following performance criteria (weighted as indicated): (i) 75%—overseeing the integration process for the merger, including the achievement of all major project goals; (ii) 10%—the company achieving a specified Adjusted EBITDA target for 2007 and meeting certain budget expectations; (iii) 5%—effecting certain operational improvements; (iv) 2.5%—developing the company's employees; (v) 2.5%—achieving customer service objectives; (vi) 2.5%—supporting public policy initiatives and the company complying with the internal controls requirements of the Sarbanes-Oxley Act; and (vii) 2.5%—promoting workers' safety and reducing workers' compensation claims.

        John P. Crowley, the company's Executive Vice President and Chief Financial Officer, is entitled to a target bonus of up to 50% of his 2007 annual base salary. The target bonus for Mr. Crowley will be based on the following performance criteria (weighted as indicated): (i) 50%—supporting the merger, including the achievement of all major project goals; (ii) 40%—the company achieving a specified Adjusted EBITDA target for 2007; (iii) 5%—improving the company's investor relations efforts; (iv) 2.5%—the company complying with the internal controls requirements of the Sarbanes-Oxley Act; and (v) 2.5%—developing a plan for the company's post-merger finance and accounting staff requirements.

        Walter E. Leach, Jr., the company's Executive Vice President, Corporate Development, is entitled to a target bonus of up to 50% of his 2007 annual base salary. The target bonus for Mr. Leach will be based on the following performance criteria (weighted as indicated): (i) 25%—the company obtaining regulatory approvals for the merger; (ii) 25%—the company closing the merger; (iii) 20%—the company achieving a specified Adjusted EBITDA target for 2007; (iv) 15%—creating new product lines; and (v) 15%—coordinating and monitoring all activities related to planning, budgeting and reporting for the merger.

        Shirley J. Linn, the company's Executive Vice President and General Counsel, is entitled to a target bonus of up to 50% of her 2007 annual base salary. The target bonus for Ms. Linn will be based on the following performance criteria (weighted as indicated): (i) 50%—supporting the merger, including the achievement of all major project goals; (ii) 20%—the company achieving a specified Adjusted EBITDA target for 2007 and meeting certain budget expectations; (iii) 10%—meeting the needs of the company's various departments; (iv) 10%—assessing the performance and cost of the company's outside legal advisors and in-house professional staff; and (v) 10%—developing a plan for the company's post-merger legal department staff requirements.

        Lisa R. Hood, the company's Chief Operating Officer—FairPoint Telecom Group, is entitled to a target bonus of up to 40% of her 2007 annual base salary. The target bonus for Ms. Hood will be based on the following performance criteria (weighted as indicated): (i) 60%—the company achieving a specified Adjusted EBITDA target for 2007 and meeting certain budget expectations; (ii) 10%—supporting the merger, including the achievement of all major project goals; (iii) 10%—effecting certain operational improvements; (iv) 10%—achieving certain service objectives; (v) 5%—completing certain employee training initiatives; and (vi) 5%—promoting workers' safety and reducing certain workers' compensation claims.

        Thomas E. Griffin, the company's Treasurer, is entitled to a target bonus of up to 20% of his 2007 annual base salary. The target bonus for Mr. Griffin will be based on the following performance criteria (weighted as indicated): (i) 50%—supporting the merger, including the achievement of all major project goals; (ii) 30%—the company achieving a specified Adjusted EBITDA target for 2007; (iii) 5%—further developing relationships with lenders and rating agencies and coordinating financing activities; (iv) 5%—managing cash, interest rates and non-core assets; (v) 5%—developing a plan for the company's post-merger treasury staff requirements; and (vi) 5%—overseeing successful implementation of billing and financial reporting objectives.

        The compensation committee, in its sole discretion, will determine whether or not individual performance goals have been satisfied.

        Any bonus awards are subject to the terms of FairPoint's Annual Incentive Plan.

Director Compensation

  2006 Compensation

        FairPoint uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on its board of directors. In setting director compensation, FairPoint considers the significant amount of time that directors expend in fulfilling their duties to FairPoint as well as the skill-level required by the members of its board of directors.

        For fiscal 2006, each non-employee director received an annual fee of $45,000 for serving as a director. In addition, an annual fee of $5,000 was paid for serving as the chairperson of FairPoint's compensation committee or corporate governance committee and an annual fee of $10,000 was paid for serving as the chairperson of FairPoint's audit committee. An annual fee of $2,500 was paid to the members who were not serving as chairperson of FairPoint's compensation committee and corporate governance committee and $5,000 for members who were not serving as chairperson of its audit committee. An annual fee of $5,000 was paid to FairPoint's lead director.

        FairPoint's non-employee directors also receive an annual award of approximately $30,000 in the form of restricted stock or restricted units, at the recipient's option, which are issued under FairPoint's 2005 Stock Incentive Plan. These awards vest in four quarterly installments from the grant date, and the holders thereof are entitled to receive dividends or dividend equivalents on such awards from the date of grant, whether or not vested.

        FairPoint's employee directors do not receive any compensation for serving on its board of directors.

  2006 Summary Director Compensation

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Frank K. Bynum, Jr.	45,000	23,126	—	—	—	—	68,126
Patricia Garrison-Corbin	52,500	23,126	—	—	—	—	75,626
David L. Hauser	55,000	23,126	—	—	—	—	78,126
Claude C. Lilly	62,500	23,126	—	—	—	—	85,626
Robert S. Lilien	52,500	21,448	—	—	—	—	73,948
Kent R. Weldon	47,500	23,126	—	—	—	—	70,626

(1)
See the discussion preceding this table for the general method used to determine each non-employee director's cash compensation. For fiscal 2006, the particular components paid as cash compensation in excess of each non-employee director's $45,000 retainer were as follows: Garrison-Corbin ($5,000 for chair of corporate governance committee and $2,500 as a member of the compensation committee); Hauser ($5,000 for chair of compensation committee and $5,000 as a member of the audit committee); Lilly ($5,000 as lead director, $10,000 as chair of the audit committee and $2,500 as a member of the corporate governance committee); Lilien ($5,000 as member of the audit committee and $2,500 as a member of the corporate governance committee); Weldon ($2,500 as a member of the compensation committee).

(2)
Column (c) reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with FAS 123(R), and thus includes amounts from awards granted in and prior to 2006. As of December 31, 2006, each director has the following number of restricted stock units outstanding: Mr. Bynum, 4,606; Ms. Garrison-Corbin, 4,606; Mr. Hauser, 4,606; Mr. Lilly, 4,606; and Mr. Lilien, 2,874. Included in these totals are restricted stock units that were granted to the directors in lieu of dividends. Mr. Weldon has 1,100 shares of restricted stock which have not vested and are therefore outstanding as of December 31, 2006. These awards vest in four quarterly installments from the grant date, and the holders thereof are entitled to receive dividends on such awards from the date of grant, whether or not vested.

  2007 Compensation

        In March 2007, upon a recommendation of the compensation committee, FairPoint's board of directors authorized increases in certain components of compensation for non-employee members of its board of directors. The compensation committee retained an independent compensation consultant to perform an analysis of the board of directors' compensation practices and those of FairPoint's "peers" and make recommendations with respect to the board's compensation practices.

        This new compensation arrangement is effective as of April 1, 2007 and supersedes the compensation arrangement with respect to FairPoint's board of directors that was in effect immediately prior to this date. Compensation for the board of directors is composed of retainer fees, lead director and chairpersonship fees and equity awards.

        Each non-employee director will receive $55,000 for serving as a director. In addition, an annual fee of $10,000 will be paid for serving as the chairperson of FairPoint's compensation or corporate governance committee and an annual fee of $20,000 will be paid for serving as the chairperson of FairPoint's audit committee. No annual fee will be paid to the members who are not serving as a chairperson of a committee. An annual fee of $10,000 will be paid to FairPoint's lead director.

        FairPoint's non-employee directors will also receive an annual award of approximately $45,000 in the form of restricted stock or restricted units, at the recipient's option, which are issued under FairPoint's 2005 Stock Incentive Plan. These awards vest pursuant to the terms of the 2005 Stock Incentive Plan, as described above.

BENEFICIAL OWNERSHIP OF FAIRPOINT COMMON STOCK

        The following table sets forth the beneficial ownership of FairPoint common stock as of April 1, 2007 for each director, each NEO, by all directors and executive officers of FairPoint as a group and by each person known to FairPoint to be the beneficial owner of 5% or more of the outstanding shares of its common stock.

        The information (other than with respect to FairPoint's directors and executive officers) is based on a review of statements filed with the Securities and Exchange Commission pursuant to Sections 13(d), 13(f) and 13(g) of the Exchange Act with respect to FairPoint common stock. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

	Common Stock Beneficially Owned(1)
Name	Number	Percent of Class
Executive Officers and Directors:
Eugene B. Johnson(2)	451,330	1.3%
Peter G. Nixon(3)	82,861	0.2%
Walter E. Leach, Jr.(4)	176,609	0.5%
John P. Crowley(5)	128,533	0.4%
Shirley J. Linn(6)	115,136	0.3%
Patricia Garrison-Corbin(7)	300	*
David L. Hauser(8)	1,300	*
Robert S. Lilien(9)	—	*
Claude C. Lilly(10)	1,500	*
All directors and executive officers of FairPoint as a group (9 persons)(11)	957,569	2.7%
5% Stockholders:
Wellington Management Company LLP(12)	3,283,300	9.3%
75 State Street Boston, Massachusetts 02109

*
Less than 0.1%.

(1)
Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. The percentage of beneficial ownership is based on 35,234,041 shares of FairPoint common stock outstanding as of April 1, 2007.

(2)
With respect to shares beneficially owned: (i) includes 20,490 shares of FairPoint common stock issuable upon exercise of stock options that are either currently exercisable or become exercisable during the next 60 days, (ii) does not include 273,812 shares of FairPoint common stock issuable upon exercise of stock options that are not currently exercisable or do not become exercisable during the next 60 days and (iii) includes 163,162 shares of restricted stock awarded under FairPoint's 2005 Stock Incentive Plan.

(3)
With respect to shares beneficially owned: (i) includes 20,312 shares of FairPoint common stock issuable upon exercise of stock options that are either currently exercisable or become exercisable during the next 60 days, (ii) does not include 30,842 shares of FairPoint common stock issuable upon exercise of stock options that are not currently exercisable or do not become exercisable during the next 60 days, (iii) does not include 3,965 shares of common stock underlying unvested restricted stock units, (iv) includes 40,205 shares of restricted stock awarded under FairPoint's 2005 Stock Incentive Plan and (v) includes 60 shares of common stock owned by Mr. Nixon's spouse and children.

(4)
With respect to shares beneficially owned: (i) includes 77,364 shares of FairPoint's common stock issuable upon exercise of stock options that are either currently exercisable or become exercisable during the next 60 days, (ii) does not include 115,474 shares of FairPoint's common stock issuable upon exercise of stock options that are not currently exercisable or do not become exercisable during the next 60 days, (iii) does not include 3,159 shares of common stock underlying unvested restricted stock units and (iv) includes 58,890 shares of restricted stock awarded under FairPoint's 2005 Stock Incentive Plan.

(5)
With respect to shares beneficially owned includes 100,089 shares of restricted stock awarded under FairPoint's 2005 Stock Incentive Plan.

(6)
With respect to shares beneficially owned: (i) includes 16,315 shares of FairPoint common stock issuable upon exercise of stock options that are either currently exercisable or become exercisable during the next 60 days, (ii) does not include 7,106 shares of FairPoint common stock issuable upon exercise of stock options that are not currently exercisable or do not become exercisable during the next 60 days, (iii) does not include 2,369 shares of common stock underlying unvested restricted stock units and (iv) includes 83,087 shares of restricted stock awarded under FairPoint's 2005 Stock Incentive Plan.

(7)
With respect to shares beneficially owned: (i) does not include 1,708 restricted units awarded under FairPoint's 2005 Stock Incentive Plan, which units are subject to certain vesting requirements and (ii) does not include 5,175 restricted units awarded under FairPoint's 2005 Stock Incentive Plan, which units are vested but for which shares of common stock will not be issued until the occurrence of certain events set forth in FairPoint's 2005 Stock Incentive Plan.

(8)
With respect to shares beneficially owned: (i) does not include 1,708 restricted units awarded under FairPoint's 2005 Stock Incentive Plan, which units are subject to certain vesting requirements, (ii) does not include 5,175 restricted units awarded under FairPoint's 2005 Stock Incentive Plan, which units are vested but for which shares of common stock will not be issued until the occurrence of certain events set forth in FairPoint's 2005 Stock Incentive Plan and (iii) includes 800 shares of common stock owned by Mr. Hauser's spouse.

(9)
With respect to shares beneficially owned: (i) does not include 1,708 restricted units awarded under FairPoint's 2005 Stock Incentive Plan, which units are subject to certain vesting requirements and (ii) does not include 4,582 restricted units awarded under FairPoint's 2005 Stock Incentive Plan, which units are vested but for which shares of common stock will not be issued until the occurrence of certain events set forth in FairPoint's 2005 Stock Incentive Plan.

(10)
With respect to shares beneficially owned: (i) does not include 1,708 restricted units awarded under FairPoint's 2005 Stock Incentive Plan, which units are subject to certain vesting requirements and (ii) does not include 5,175 restricted units awarded under FairPoint's 2005 Stock Incentive Plan, which units are vested but for which shares of common stock will not be issued until the occurrence of certain events set forth in FairPoint's 2005 Stock Incentive Plan.

(11)
With respect to shares beneficially owned: (i) includes 134,481 shares of FairPoint common stock issuable upon exercise of stock options that are either currently exercisable or become exercisable during the next 60 days, (ii) does not include 427,234 shares of FairPoint common stock issuable upon exercise of stock options that are not currently exercisable or do not become exercisable during the next 60 days, (iii) does not include 9,493 shares of common stock underlying unvested restricted stock units, (iv) includes 445,433 shares of restricted stock awarded under FairPoint's 2005 Stock Incentive Plan and (v) does not include 26,939 restricted units awarded under FairPoint's 2005 Stock Incentive Plan.

(12)
The securities beneficially owned by Wellington Management Company, LLP, in its capacity as investment advisor, are owned of record by clients of Wellington Management Company, LLP.

PERFORMANCE GRAPH

        Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on shares of FairPoint common stock against (i) the cumulative total return of all companies listed on the New York Stock Exchange and (ii) the cumulative total return of the peer group set forth below which was selected by FairPoint. The period compared commences on January 1, 2006 and ends on December 31, 2006. This graph assumes that $100 was invested on January 1, 2006 in FairPoint common stock and in each of the market index and the peer group index at the closing price for FairPoint and the other companies, and that all cash distributions were reinvested. FairPoint common stock price performance shown on the graph is not indicative of future price performance.

        FairPoint's peer group consists of the following companies: CenturyTel, Inc., Citizens Communications Company, Consolidated Communications Holdings, Inc., Iowa Telecommunications Services, Inc. and Windstream Corporation.

Comparison of Cumulative Total Return Among FairPoint Communications, Inc.
NYSE Index and Peer Group Index

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires FairPoint's officers and directors, and persons who own, or are part of a group that owns, more than ten percent of a registered class of FairPoint's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than ten percent stockholders are required by regulation of the Securities and Exchange Commission to furnish FairPoint with copies of all Section 16(a) forms they file.

        Based solely on FairPoint's review of Forms 3, 4 and 5 and amendments thereto available to the company and other information obtained from its directors and officers and certain 10% stockholders or otherwise available to the company, FairPoint believes that no director or officer or beneficial owner of more than 10% of its common stock failed to file on a timely basis reports required pursuant to Section 16(a) of the Exchange Act with respect to 2006.

        FairPoint has adopted a Code of Ethics for Financial Professionals that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and a Code of Business Conduct and Ethics that applies to all employees, directors and officers of FairPoint, its subsidiaries and its controlled affiliates. FairPoint has posted its Code of Ethics for Financial Professionals and its Code of Business Conduct and Ethics on its website at www.fairpoint.com. FairPoint intends to post any amendments to or any waivers from a provision of its Code of Ethics for Financial Professionals or its Code of Business Conduct and Ethics on its website.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        FairPoint's Code of Business Conduct and Ethics, which is posted on its website at www.fairpoint.com, prohibits directors and executive officers from engaging in transactions on behalf of FairPoint with a family member, or with a company with which they are or their family member is a significant owner or associated or employed in a significant role. FairPoint's audit committee must review and approve in advance all material related party transactions or business or professional relationships. All instances involving potential related party transactions or business or professional relationships must be reported to FairPoint's legal department who will assess the materiality of the transaction or relationship and elevate the matter to the audit committee as appropriate. Any dealings with a related party must be conducted in such a way as to avoid preferential treatment and assure that the terms obtained by FairPoint are no less favorable than could be obtained from unrelated parties on an arm's-length basis. Directors and officers are not permitted to enter into, develop or continue any such material transaction or relationship without obtaining prior approval from the audit committee.

Nominating Agreement and Registration Rights Agreement

        In connection with its initial public offering in February 2005, FairPoint entered into a nominating agreement with THL Equity Advisors IV, LLC, referred to herein as THL Equity Fund, Kelso Investment Associates V, L.P., referred to herein as Kelso Investment Associates, and Kelso Equity Partners V, L.P., referred to herein as Kelso Equity Partners, pursuant to which FairPoint, acting through its corporate governance committee, agreed, subject to the requirements of its directors' fiduciary duties, that (i) THL Equity Fund would be entitled to designate one Class III director to be nominated for election to FairPoint's board of directors and Kelso Investment Associates and Kelso Equity Partners would be entitled to designate one Class II director to be nominated for election to FairPoint's board of directors as long as THL Equity Fund and its affiliates, Kelso Investment Associates and Kelso Equity Partners own in the aggregate at least 40% of the shares of FairPoint common stock which they owned immediately prior to the closing of FairPoint's initial public offering or (ii) THL Equity Fund would be entitled to designate one Class III director to be nominated for election to FairPoint's board of directors as long as THL Equity Fund and its affiliates, Kelso Investment Associates and Kelso Equity Partners owned in the aggregate less than 40% and at least 20% of the shares of FairPoint common stock which they owned immediately prior to the closing of FairPoint's initial public offering. In addition, at any time after Kelso Investment Associates and Kelso Equity Partners no longer own any of FairPoint common stock, as long as THL Equity Fund and its affiliates own at least 40% of the shares of FairPoint common stock which THL Equity Fund and its affiliates, Kelso Investment Associates and Kelso Equity Partners owned immediately prior to the closing of FairPoint's initial public offering, THL Equity Fund would be entitled to designate one Class II director to be nominated for election to FairPoint's board of directors in addition to its right to designate one Class III director to be nominated for election to FairPoint's board of directors. The nominating agreement was terminated effective as of February 1, 2007.

        In connection with its initial public offering in February 2005, FairPoint also entered into a registration rights agreement with THL Equity Fund, certain affiliates of THL Equity Fund, Kelso Investment Associates and Kelso Equity Partners, certain other significant stockholders and certain members of FairPoint's management. This agreement required FairPoint to use its commercially reasonable efforts to file with the Securities and Exchange Commission on the 181st day following the closing of the offering a shelf registration statement covering the shares of FairPoint common stock held by such parties and to use its commercially reasonable efforts to have such shelf registration statement declared effective by the Securities and Exchange Commission as soon as reasonably practicable thereafter. A shelf registration statement meeting these requirements was declared effective by the Securities and Exchange Commission on September 1, 2005.

Financial Advisory Agreements

        FairPoint entered into a Management Services Agreement with THL Equity Fund, dated as of January 20, 2000, and an Amended and Restated Financial Advisory Agreement, dated as of January 20, 2000, with Kelso & Company, pursuant to which THL Equity Fund and Kelso & Company provided FairPoint certain consulting and advisory services related, but not limited to, equity financings and strategic planning. In the years ended December 31, 2004 and 2005, FairPoint paid advisory fees and out of pocket expenses of approximately $1,122,755 and $48,600, respectively, in the aggregate to THL Equity Fund and Kelso & Company. In connection with its initial public offering in February 2005, FairPoint terminated these agreements and paid a transaction fee of $8.4 million to Kelso & Company. However, FairPoint's obligations with respect to the indemnification of Kelso & Company against certain liabilities incurred in connection with the provision of advisory services survive.

Legal Services

        Daniel G. Bergstein, who resigned as a director of FairPoint in February 2005, is a senior partner of Paul, Hastings, Janofsky & Walker LLP, a law firm which provides legal services to the company. In the years ended December 31, 2004 and 2005, FairPoint paid Paul Hastings approximately $3,511,782 and $1,440,000, respectively, for legal services and expenses.

Founder Compensation Arrangements

        Daniel G. Bergstein, Jack H. Thomas, Meyer Haberman and Eugene B. Johnson, the founding stockholders of FairPoint, entered into an arrangement with Walter E. Leach, Jr. and John P. Duda pursuant to which such stockholders agreed to provide compensation to Mr. Leach and Mr. Duda upon the occurrence of certain specified liquidation events with respect to FairPoint, based on the company's value at the time of any such liquidation event. In connection with its initial public offering in February 2005, the founding stockholders of FairPoint satisfied their obligations to Mr. Leach and Mr. Duda pursuant to this arrangement.

AUDIT COMMITTEE REPORT

        The audit committee of the board of directors currently has four members, Patricia Garrison-Corbin, Claude C. Lilly, David L. Hauser and Robert S. Lilien. As of the date of this proxy statement/prospectus, each audit committee member meets the independence criteria and has the qualifications set forth in the listing standards of the New York Stock Exchange and the applicable provisions of the Exchange Act. The audit committee, among other things, oversees FairPoint's financial reporting process and system of internal controls on behalf of the board of directors, as well as overseeing the qualifications, independence and performance of FairPoint's external and internal auditors. The audit committee also has the sole authority and responsibility to select, evaluate and, as appropriate, replace our independent auditors. The audit committee's aggregate responsibilities are described in a written charter that was adopted by FairPoint's board of directors. The charter of the audit committee is available on FairPoint's website at www.fairpoint.com.

        The audit committee has reviewed and discussed FairPoint's audited financial statements for the fiscal year ended December 31, 2006 with FairPoint's management. The audit committee has discussed with KPMG LLP, FairPoint's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees. The audit committee has received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with KPMG LLP the independence of KPMG LLP. The audit committee also reviewed, among other things, the audit and permissible non-audit services performed by, and the amount of fees paid for such services to, KPMG LLP, as well as the compatibility of any such non-audit services with regard to KPMG LLP's independence. The audit committee meetings include, whenever appropriate, executive sessions with FairPoint's independent auditors without the presence of our management.

        Management has the primary responsibility for the financial statements and reporting process, including the systems of internal controls and disclosure controls. In undertaking its oversight function, the audit committee relied, without independent verification, of management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of the independent auditors included in their report on FairPoint's financial statements. The audit committee is not, however, professionally engaged in the practice of accounting or auditing and does not provide any expert or other special assurance or professional opinion as to the sufficiency of the external or internal audits, whether FairPoint's financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or on the effectiveness of the system of internal control.

        Based on the audit committee's review, discussions with management and discussions with the independent auditors, all as described above, the audit committee recommended to FairPoint's board of directors, and the board of directors approved, the inclusion of FairPoint's audited financial statements for the year ended December 31, 2006 in FairPoint's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the Securities and Exchange Commission. The audit committee also has approved, subject to the approval of FairPoint's stockholders, the reappointment of KPMG LLP as independent auditors to audit the financial statements of FairPoint for the 2007 fiscal year.

        Submitted by the Audit Committee of FairPoint's board of directors:

  Claude C. Lilly, Chairman
  Patricia Garrison-Corbin
  David L Hauser
  Robert S. Lilien

The material in this report is not "soliciting material," is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference in any filing of FairPoint under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

EXPERTS

        The consolidated financial statements of FairPoint Communications, Inc. and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, are included in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to FairPoint's adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share Based Payment, effective January 1, 2006.

        The combined financial statements of Verizon's Maine, New Hampshire and Vermont operations at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Orange County—Poughkeepsie Limited Partnership as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006 included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph regarding affiliate revenues), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the issuance of common stock by FairPoint in connection with the merger will be passed upon for FairPoint by Paul, Hastings, Janofsky and Walker LLP. Paul, Hastings, Janofsky & Walker LLP will provide to FairPoint a legal opinion regarding certain federal income tax matters relating to the merger. Debevoise & Plimpton LLP will provide to Verizon and Spinco a legal opinion regarding certain federal income tax matters relating to the spin off.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FairPoint Communications, Inc.:

        We have audited the accompanying consolidated balance sheets of FairPoint Communications, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit), comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of FairPoint Communications, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in notes 1 and 13 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share Based Payment, effective January 1, 2006.

/s/  KPMG LLP

Omaha, Nebraska
March 12, 2007

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2006 and 2005

(in thousands, except share data)

	2006	2005
Assets
Current assets:
Cash	$3,805	$5,083
Accounts receivable, net	27,940	30,034
Other receivables	593	4,951
Material and supplies	5,128	4,285
Prepaid and other	2,631	1,786
Deferred income tax	33,648	29,190
Interest rate swaps	5,425	3,129
Assets of discontinued operations	—	90

Total current assets	79,170	78,548

Property, plant, and equipment, net	246,264	242,617
Goodwill	499,184	481,343
Investments	12,057	39,808
Intangible assets, net	13,197	3,662
Debt issue costs, net	7,574	9,145
Deferred income tax	23,830	47,160
Interest rate swaps	3,190	5,649
Other	764	207

Total assets	$885,230	$908,139

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$14,337	$12,030
Dividend payable	13,908	13,789
Other accrued liabilities	12,713	14,021
Accrued interest payable	560	288
Accrued bonuses	3,304	2,975
Deferred credits	—	3,812
Current portion of long-term debt	714	677
Demand notes payable	312	338
Liabilities of discontinued operations	486	2,495

Total current liabilities	46,334	50,425

Long-term liabilities:
Long-term debt, net of current portion	607,272	606,748
Other liabilities	6,897	4,108

Total long-term liabilities	614,169	610,856

Minority interest	8	10

Stockholders' equity:
Common stock, $0.01 par value, 200,000,000 shares authorized, issued and outstanding 35,218,443 shares at December 31, 2006 and 35,021,335 at December 31, 2005	352	350
Additional paid-in capital	530,536	590,131
Unearned compensation	—	(6,475)
Accumulated other comprehensive income, net	5,376	5,477
Accumulated deficit	(311,545)	(342,635)

Total stockholders' equity	224,719	246,848

Total liabilities and stockholders' equity	$885,230	$908,139

See accompanying notes to consolidated financial statements.

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2006, 2005, and 2004

(in thousands, except per share data)

	2006	2005	2004
Revenues	$270,069	$262,843	$252,645

Operating expenses:
Operating expenses, excluding depreciation and amortization	155,463	143,425	128,804
Depreciation and amortization	53,236	52,390	50,287

Total operating expenses	208,699	195,815	179,091

Income from operations	61,370	67,028	73,554

Other income (expense):
Net gain (loss) on sale of investments and other assets	14,740	(11)	104
Interest and dividend income	3,315	2,499	2,335
Interest expense	(39,665)	(46,416)	(104,315)
Impairment on investments	—	(1,200)	(349)
Equity in net earnings of investees	10,616	11,302	10,899
Realized and unrealized losses on interest rate swaps	—	—	(112)
Other nonoperating, net	—	(87,746)	(5,951)

Total other expense	(10,994)	(121,572)	(97,389)

Income (loss) from continuing operations before income taxes	50,376	(54,544)	(23,835)
Income tax (expense) benefit	(19,858)	83,096	(516)
Minority interest in income of subsidiaries	(2)	(2)	(2)

Income (loss) from continuing operations	30,516	28,550	(24,353)

Discontinued operations:
Income on disposal of assets of discontinued operations	574	380	671

Income from discontinued operations	574	380	671

Net income (loss)	$31,090	$28,930	$(23,682)

Basic weighted average shares outstanding	34,629	31,927	9,468
Diluted weighted average shares outstanding	34,754	31,957	9,468
Basic earnings (loss) per common share:
Continuing operations	$0.88	$0.89	$(2.57)
Discontinued operations	0.02	0.02	0.07
Net income	0.90	0.91	(2.50)
Diluted earnings (loss) per common share:
Continuing operations	$0.88	$0.89	$(2.57)
Discontinued operations	0.01	0.02	0.07
Net income	0.89	0.91	(2.50)

See accompanying notes to consolidated financial statements.

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity (Deficit)
Years ended December 31, 2006, 2005, and 2004
(in thousands)

			Class A Common		Class C Common
	Common Stock								Accumulated other comprehensive income (loss)		Total stockholders' equity (deficit)
							Additional paid-in capital	Unearned compensation		Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2003	—	—	8,643	86	809	8	198,470	—	1,366	(347,883)	(147,953)
Net income	—	—	—	—	—	—	—	—	—	(23,682)	(23,682)
Compensation expense for stock-based awards	—	—	—	—	—	—	49	—	—	—	49
Other comprehensive loss from available-for-sale securities	—	—	—	—	—	—	—	—	(1,469)	—	(1,469)
Other comprehensive income from cash flow hedges	—	—	—	—	—	—	—	—	103	—	103

Balance at December 31, 2004	—	—	8,643	86	809	8	198,519	—	—	(371,565)	(172,952)

Net income	—	—	—	—	—	—	—	—	—	28,930	28,930
Net proceeds from issuance of common stock	25,000	250	—	—	—	—	431,671	—	—	—	431,921
Transfer of Class A and Class C to common stock	9,452	94	(8,643)	(86)	(809)	(8)	—	—	—	—	—
Exercise of stock options	98	1	—	—	—	—	183	—	—	—	184
Issuance of restricted shares, net of forfeitures	471	5	—	—	—	—	8,545	(8,550)	—	—	—
Recognition of compensation expense	—	—	—	—	—	—	275	2,075	—	—	2,350
Dividends declared	—	—	—	—	—	—	(49,062)	—	—	—	(49,062)
Other comprehensive income from cash flow hedges	—	—	—	—	—	—	—	—	5,477	—	5,477

Balance at December 31, 2005	35,021	$350	—	$—	—	$—	$590,131	$(6,475)	$5,477	$(342,635)	$246,848

Net income	—	—	—	—	—	—	—	—	—	31,090	31,090
Issuance of restricted shares	216	2	—	—	—	—	—	—	—	—	2
Restricted stock cancelled for withholding tax	(42)	—	—	—	—	—	(633)	—	—	—	(633)
Exercise of stock options and restricted units	23	—	—	—	—	—	24	—	—	—	24
Stock based compensation expense	—	—	—	—	—	—	2,859	—	—	—	2,859
Reclassify unearned compensation	—	—	—	—	—	—	(6,475)	6,475	—	—	—
Dividends declared	—	—	—	—	—	—	(55,370)	—	—	—	(55,370)
Other comprehensive loss from cash flow hedges	—	—	—	—	—	—	—	—	(101)	—	(101)

Balance at December 31, 2006	35,218	$352	—	$—	—	$—	$530,536	$—	$5,376	$(311,545)	$224,719

See accompanying notes to consolidated financial statements.

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2006, 2005, and 2004

(in thousands)

	2006		2005		2004
Net income (loss)		$31,090		28,930		$(23,682)
Other comprehensive income (loss):
Available-for-sale securities:
Unrealized holding losses	$—		—		(1,243)
Less reclassification adjustment for gain realized in net income (loss)	—		—		(226)
Reclassification for other than temporary loss included in net income	—	—	—	—	—	(1,469)

Cash flow hedges:
Change in net unrealized gain, net of tax expense (benefit) of $0.1 million and $3.3 million as of the twelve months ended December 31, 2006 and 2005, respectively	(101)		5,477		—
Reclassification adjustment	—	(101)	—	5,477	103	103

Other comprehensive income (loss)		(101)		5,477		(1,366)

Comprehensive income (loss)		$30,989		34,407		$(25,048)

See accompanying notes to consolidated financial statements.

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005, and 2004

(in thousands)

	2006	2005	2004
Cash flows from operating activities:
Net income (loss)	$31,090	$28,930	$(23,682)

Adjustments to reconcile net income (loss) to net cash provided by operating activities of continuing operations:
Income from discontinued operations	(574)	(380)	(671)
Dividends and accretion on shares subject to mandatory redemption	—	2,362	20,181
Depreciation and amortization	53,236	52,390	50,287
Loss of preferred stock subject ot mandatory redemption	—	9,899	—
Amortization of debt issue costs	1,571	1,859	4,603
Provision for uncollectible revenue	1,798	3,245	1,718
Deferred income taxes	17,474	(84,208)	—
Income from equity method investments	(10,616)	(11,302)	(10,899)
Deferred patronage dividends	(1)	(77)	(84)
Minority interest in income of subsidiaries	2	2	2
Loss on early retirement of debt	—	77,847	—
Write-off of offering costs	—	—	5,951
Net (gain) loss on sale of investments and other assets	(14,740)	11	(104)
Impairment on investments	—	1,200	349
Amortization of investment tax credits	(12)	(16)	(27)
Stock-based compensation	2,859	2,350	49
Other non-cash item	(637)	(212)	—
Change in fair value of interest rate swaps and reclassification of transition adjustment recorded in comprehensive loss	—	—	(772)
Changes in assets and liabilities arising from continuing operations, net of acquisitions:
Accounts receivable	5,500	(3,103)	(3,068)
Prepaid and other assets	(790)	576	(89)
Accounts payable	(1,289)	(3,428)	(390)
Accrued interest payable	272	(16,309)	(44)
Other accrued liabilities	(2,647)	338	2,302
Income taxes	29	(363)	(138)
Other assets/liabilities	(759)	71	501

Total adjustments	50,676	32,752	69,657

Net cash provided by operating activities of continuing operations	81,766	61,682	45,975

Cash flows from investing activities of continuing operations:
Acquisition of telephone properties, net of cash acquired	(49,837)	(26,258)	(225)
Acquisition of property, plant, and equipment	(32,317)	(28,099)	(36,492)
Proceeds from sale of property, plant, and equipment	327	698	531
Distributions from investments	10,654	10,859	15,017
Payment on covenants not to compete	(20)	(110)	(145)
Acquisition of investments	—	(12)	—
Proceeds from sale of investments and other assets	43,832	115	328

Net cash used in investing activities of continuing operations	(27,361)	(42,807)	(20,986)

See accompanying notes to consolidated financial statements.

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2006, 2005, and 2004

(in thousands)

	2006	2005	2004
Cash flows from financing activities of continuing operations:
Proceeds from issuance of long-term debt	129,200	699,959	178,550
Repayment of long-term debt	(128,651)	(905,675)	(193,761)
Payment of fees and penalties associated with early retirement of long term debt	—	(61,037)	—
Payment of deferred transaction fee	—	(8,445)	—
Repurchase of shares of common stock subject to put options	—	(136)	(1,000)
Repurchase of redeemable preferred stock	—	(129,141)	—
Loan origination and offering costs	—	(8,975)	(7,750)
Dividends paid to minority stockholders	(4)	(4)	(5)
Proceeds from the exercise of stock options	24	184	—
Net proceeds from issuance of common stock	—	431,921	—
Dividends paid to common stockholders	(55,237)	(35,298)	—

Net cash used in financing activities of continuing operations	(54,668)	(16,647)	(23,966)

Cash flows of discontinued operations:
Operating cash flows	(1,015)	(740)	(3,031)
Net increase (decrease) in cash	(1,278)	1,488	(2,008)
Cash, beginning of year	5,083	3,595	5,603

Cash, end of year	$3,805	$5,083	$3,595

Supplemental disclosures of cash flow information:
Interest paid	$37,822	58,494	$80,736

Income taxes paid, net of refunds	$2,369	946	$1,055

Supplemental disclosures of noncash financing activities:
Redeemable preferred stock dividends paid in-kind	$—	—	$—

Gain on repurchase of redemmable preferred stock	$—	—	$—

Accretion of redeemable preferred stock	$—	—	$—

Long-term debt issued in connection with Carrier Services' Tranche B interest payment	$—	—	$115

See accompanying notes to consolidated financial statements.

FairPoint Communications, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(1)   Organization and Summary of Significant Accounting Policies

  (a)  Organization

        FairPoint Communications, Inc. (FairPoint) provides management services to its wholly owned subsidiaries: ST Enterprises, Ltd. (STE); MJD Ventures, Inc. (Ventures); MJD Services Corp. (Services); FairPoint Carrier Services, Inc. (Carrier Services); FairPoint Broadband, Inc. (Broadband); and MJD Capital Corp. STE, Ventures, and Services also provide management services to their wholly owned subsidiaries.

        Collectively, the wholly owned subsidiaries of STE, Ventures, and Services primarily provide telephone local exchange services in various states. Operations also include resale of long distance services, internet services, cable services, equipment sales, and installation and repair services. MJD Capital Corp. leases equipment to other subsidiaries of FairPoint. Carrier Services provides wholesale long distance services. Broadband provides wireless broadband services and wholesale data products.

        STE's wholly owned subsidiaries include Sunflower Telephone Company, Inc. (Sunflower); Northland Telephone Company of Maine, Inc.; FairPoint Vermont, Inc.; ST Computer Resources, Inc.; and ST Long Distance, Inc. (ST Long Distance). Ventures' wholly owned subsidiaries include Bentleyville Communications Corporation (Bentleyville), Berkshire Telephone Corporation (Berkshire), Sidney Telephone Company (Sidney); C-R Communications, Inc. (C-R); Taconic Telephone Corp. (Taconic); Ellensburg Telephone Company (Ellensburg); Chouteau Telephone Company (Chouteau); Utilities, Inc. (Utilities); Chautauqua and Erie Telephone Corporation (C&E); The Columbus Grove Telephone Company (Columbus Grove); The Orwell Telephone Company (Orwell); GTC Communications, Inc. (GT Com); Peoples Mutual Telephone Company (Peoples); Fremont Telcom Co. (Fremont); Fretel Communications, LLC (Fretel); Comerco, Inc. (Comerco); Marianna and Scenery Hill Telephone Company (Marianna); Community Service Telephone Co. (CST); Commtel Communications Inc. (Commtel); Telephone Service Company; and The Germantown Independent Telephone Company (GITC). Services' wholly owned subsidiaries include Bluestem Telephone Company (Bluestem); Big Sandy Telecom, Inc. (Big Sandy); FairPoint Communications Missouri, Inc.; Columbine Telecom Company (Columbine); Odin Telephone Exchange, Inc. (Odin); Ravenswood Communications, Inc. (Ravenswood); Unite Communications Systems, Inc.; and Yates City Telephone Company (Yates).

  (b)  Principles of Consolidation and Basis of Presentation

        The consolidated financial statements include the accounts of FairPoint and its subsidiaries (the Company). All intercompany transactions and accounts have been eliminated in consolidation.

        The Company's telephone subsidiaries follow the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment; as such, amounts are recovered through rates authorized by regulatory authorities. Accordingly, SFAS No. 71 requires the Company's telephone subsidiaries to depreciate telephone plant over useful lives that would otherwise be determined by management. SFAS No. 71 also requires deferral of certain costs and obligations based upon approvals received from regulators to permit recovery of such amounts in future years. Criteria that would give rise to the discontinuance of SFAS No. 71 include (1) increasing competition restricting the wireline subsidiaries' ability to establish prices to recover specific costs and (2) significant changes in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company's telephone subsidiaries periodically review the applicability of SFAS No. 71 based on the developments in their current regulatory and competitive environments.

  (c)  Use of Estimates

        The Company's management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the reported amounts of revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

  (d)  Revenue Recognition

        Revenues are recognized as services are rendered and are primarily derived from the usage of the Company's networks and facilities or under revenue-sharing arrangements with other communications carriers. Revenues are primarily derived from: access, pooling, local calling services, Universal Service Fund receipts, long distance services, Internet and data services, and other miscellaneous services. Local access charges are billed to local end users under tariffs approved by each state's public utilities commission. Access revenues are derived for the intrastate jurisdiction by billing access charges to interexchange carriers and to regional Bell operating companies. These charges are billed based on toll or access tariffs approved by the local state's public utilities commission. Access charges for the interstate jurisdiction are billed in accordance with tariffs filed by the National Exchange Carrier Association (NECA) or by the individual company and approved by the Federal Communications Commission.

        Revenues are determined on a bill-and-keep basis or a pooling basis. If on a bill-and-keep basis, the Company bills the charges to either the access provider or the end user and keeps the revenue. If the Company participates in a pooling environment (interstate or intrastate), the toll or access billed is contributed to a revenue pool. The revenue is then distributed to individual companies based on their company-specific revenue requirement. This distribution is based on individual state public utilities commissions (intrastate) or the Federal Communication Commission's (interstate) approved separation rules and rates of return. Distribution from these pools can change relative to changes made to expenses, plant investment, or rate of return. Some companies participate in federal and certain state universal service programs that are pooling in nature but are regulated by rules separate from those described above. These rules vary by state. Revenues earned through the various pooling arrangements are initially recorded based on the Company's estimates.

        Long distance retail and wholesale services are usage sensitive and are billed in arrears and recognized when earned. Internet and data services revenues are substantially all recurring revenues and are billed one month in advance and deferred until earned. The majority of the Company's miscellaneous revenue is provided from billing and collection and directory services. The Company earns revenue from billing and collecting charges for toll calls on behalf of interexchange carriers. The interexchange carrier pays a certain rate per each message billed by the Company. The Company recognizes revenue from billing and collection services when the services are provided. The Company recognizes directory services revenue over the subscription period of the corresponding directory. Billing and collection is normally billed under contract or tariff supervision. Directory services are normally billed under contract.

  (e)  Accounts Receivable

        Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Receivable balances are reviewed on an aged basis and account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

        The following is activity in the Company's allowance for doubtful accounts receivable for the years ended December 31 (in thousands):

	2006	2005	2004
Balance, beginning of period	$2,121	$1,255	$1,028
Acquisition adjustments	212	28	(143)
Provision charged to expense	1,798	3,245	1,718
Amounts written off, net of recoveries	(2,316)	(2,407)	(1,348)

Balance, end of period	$1,815	$2,121	$1,255

  (f)  Credit Risk

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and trade receivables. The Company places its cash with high-quality financial institutions. Concentrations of credit risk with respect to trade receivables are principally related to receivables from other interexchange carriers and are otherwise limited to the Company's large number of customers in several states.

  (g)  Investments

        Investments consist of stock in CoBank, ACB (CoBank), the Rural Telephone Finance Cooperative (RTFC), various cellular companies and partnerships and other minority equity investments, and Non-Qualified Deferred Compensation Plan assets. The stock in CoBank and the RTFC is nonmarketable and stated at cost. For investments in partnerships, the equity method of accounting is used.

        Non-Qualified Deferred Compensation Plan assets are classified as trading. The Company uses fair value reporting for marketable investments in debt and equity securities classified as either available-for-sale or trading. For available-for-sale securities, the unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of comprehensive income until realized or at such time as the Company determines a decline in value has occurred that is deemed to be other-than-temporary. Unrealized holding gains and losses on trading securities are included in other income.

        To determine if an impairment of an investment exists, the Company monitors and evaluates the financial performance of the business in which it invests and compares the carrying value of the investee to quoted market prices (if available), or the fair values of similar investments, which in certain instances, is based on traditional valuation models utilizing multiples of cash flows. When circumstances indicate that a decline in the fair value of the investment has occurred and the decline is other than temporary, the Company records the decline in value as a realized impairment loss and a reduction in the cost of the investment.

        The Company currently receives patronage dividends from its investments in businesses organized as cooperatives for Federal income tax purposes (CoBank and RTFC stock). Patronage dividends represent cash distributions of the cooperative's earnings and notices of allocations of earnings to the Company. Deferred and uncollected patronage dividends are included as part of the basis of the investment until collected. The Company's investment in the Rural Telephone Bank (RTB) paid dividends annually at the discretion of its board of directors. The investment in the RTB was liquidated in April of 2006.

  (h)  Property, Plant, and Equipment

        Property, plant, and equipment is carried at cost. Repairs and maintenance are charged to expense as incurred and major renewals and improvements are capitalized. For traditional telephone companies, the original cost of depreciable property retired, together with removal cost, less any salvage realized, is charged to accumulated depreciation. For all other companies, the original cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation is determined using the straight-line method for financial reporting purposes.

        In 2005 and 2004, the Company developed and implemented, with CSG Systems, Inc., an integrated end-user billing system. The costs to develop the system were accounted for in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP 98-1. Aggregate capitalized costs (before accumulated amortization) totaled $8.6 million (of which, $5.1 million was capitalized in 2004), of which the majority represents payments for license fees and third-party consultants. As a result of the Company's decision to convert to a new end-user billing system in November 2005, the capitalized costs associated with the CSG Systems, Inc. billing system was amortized over its remaining useful life which was estimated to be 8 months (reduced from 5 years).

        In November 2005, the Company reached an agreement with CSG Systems, Inc. in which the Company received total compensation from CSG Systems, Inc. of $5.1 million in order to relieve it from its responsibilities under the original service bureau contract. The Company recorded the $5.1 million as a deferred credit which was amortized over the remaining life of the CSG contract (8 months). When amortized, a portion of the credit offset depreciation expenses and a portion offset billing expenses. Of this deferred credit, $1.3 million was recognized in 2005 and $3.8 million was recognized in 2006.

        As of December 31, 2006, the Company has incurred costs to develop and implement the new billing system. The costs to develop the new billing system were accounted for in accordance with SOP 98-1. As of December 31, 2006, aggregate capitalized costs (before accumulated amortization) totaled $2.3 million (of which, $0.1 million was capitalized in 2005), of which the majority represents payments for license fees and third-party consultants. These capitalized billing system costs will be amortized over its estimated useful life of 5 years.

  (i)  Debt Issue Costs

        Debt issue costs are being amortized over the life of the related debt, ranging from 3 to 10 years. During 2004, the Company wrote-off debt issuance and offering costs of $6.0 million associated with an abandoned offering of Income Deposit Securities (IDSs), classified as other nonoperating expense in the statements of operations. The offering of IDSs was abandoned in December of 2004 in favor of the transactions described in note 2. In 2005, the Company entered into a new senior secured credit facility consisting of a revolving facility in an aggregate principal amount of up to $100.0 million and a term facility in an aggregate principal amount of $588.5 million. The Company incurred a total of $10.4 million of debt issuance costs associated with entering into the credit facility and subsequent amendments thereto.

        Accumulated amortization of debt issue costs was $2.9 million, $1.4 million and $14.9 million at December 31, 2006, 2005 and 2004, respectively.

  (j)  Goodwill and Other Intangible Assets

        Goodwill consists of the difference between the purchase price incurred in acquisitions using the purchase method of accounting and the fair value of net assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which the Company adopted effective January 1, 2002, goodwill is no longer amortized, but instead is assessed for impairment at least annually. During this assessment, management relies on a number of factors, including operating results, business plans, and anticipated future cash flows.

        Other intangible assets recorded by the Company consist of acquired customer relationships. These intangible assets are amortized over their estimated useful lives which the Company determined to be 15 years.

  (k)  Impairment of Long-lived Assets

        Long-lived assets, such as property, plant, and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell and depreciation ceases.

  (l)  Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        FairPoint files a consolidated income tax return with its subsidiaries. FairPoint has a tax-sharing agreement in which all subsidiaries are participants. All intercompany tax transactions and accounts have been eliminated in consolidation.

        As part of the income tax provision process of preparing the Company's consolidated financial statements, the Company is required to estimate its income taxes. This process involves estimating current tax expenses together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment, as well as all positive and negative evidence that would affect the recoverability of deferred tax assets. As a result of the offering, the Company has reduced its aggregate long term debt and expects a significant reduction in its annual interest expense. When considered together with the Company's history of producing positive operating results and other evidence affecting the recoverability of deferred tax assets, the Company expects that future taxable income will more likely than not be sufficient to recover net deferred tax assets.

  (m)  Interest Rate Swap Agreements

        The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding and forecasted debt obligations. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company's future cash flows.

        The Company uses variable and fixed-rate debt to finance its operations, capital expenditures, and acquisitions. The variable-rate debt obligations expose the Company to variability in interest payments due to changes in interest rates. The Company believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Company enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company pays a variable interest rate plus an additional payment if the variable rate payment is below a contractual rate, or it receives a payment if the variable rate payment is above the contractual rate. The chart below provides details of each of the Company's interest rate swap agreements.

Effective Date:	Notional Amount	Rate	Rate, including applicable margin	Expiration Date
February 8, 2005	$130.0 Million	3.76%	5.51%	December 31, 2007
February 8, 2005	$130.0 Million	3.98%	5.73%	December 31, 2008
February 8, 2005	$130.0 Million	4.11%	5.86%	December 31, 2009
April 29, 2005	$50.0 Million	4.72%	6.47%	March 31, 2012
June 30, 2005	$50.0 Million	4.69%	6.44%	March 31, 2011
June 30, 2006	$50.0 Million	5.36%	7.11%	December 31, 2009

        As a result of these swap agreements, as of December 31, 2006, approximately 90% of the Company's indebtedness bore interest at fixed rates rather than variable rates. Effective on September 30, 2005, the Company amended the terms of its credit facility. This amendment reduced the effective interest rate margins applicable to the Company's interest rate swap agreements by 0.25% to 1.75%.

        These interest rate swaps qualify as cash flow hedges for accounting purposes. The effect of hedge ineffectiveness on net earnings was insignificant for the twelve months ended December 31, 2006 and 2005. At December 31, 2006, the fair market value of these swaps was approximately $8.6 million and has been recorded, net of tax of $3.2 million, as a increase in accumulated other comprehensive income. Of the $8.6 million, $5.4 million has been included in other current assets and $3.2 million has been included in other long-term assets.

        The Company entered into two additional swap agreements in November 2006 and January 2007. One swap agreement is for a notional amount of $65 million at a rate of 4.91% (or 6.66% including the applicable margin). This agreement is effective as of December 31, 2007 and expires on December 30, 2011. The second swap agreement is for a notional amount of $100.0 million at a rate of 5.02% (or 6.77% including the applicable margin). This agreement is effective as of December 31, 2008 and expires on December 31, 2010.

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect-type loss adjustment (the transition adjustment) of $(4.7) million in other comprehensive income (loss) to recognize at fair value all interest rate swap agreements. As of December 31, 2004, the Company has reclassified to nonoperating income (expense) the entire transition adjustment that was recorded in other comprehensive income (loss). The fair value of the Company's interest rate swap agreements is determined from valuations received from financial institutions. The fair value indicates an estimated amount the Company would pay if the contracts were canceled or transferred to other parties.

        Amounts receivable or payable under interest rate swap agreements are accrued at each balance sheet date and gains and losses related to effective hedges are reported, net of tax effect, as a separate component of comprehensive income. Changes associated with swap agreements that did not qualify as accounting hedges are included as adjustments to realized and unrealized gains (losses) on interest rate swaps.

        The following is a summary of amounts included in realized and unrealized gains (losses) on interest rate swaps that did not qualify as accounting hedges for the twelve months ended December 31, 2004 (in thousands):

2004
Change in fair value of interest rate swaps	$874
Reclassification of transition adjustment included in other comprehensive income (loss)	(103)
Realized losses	(883)

Total	$(112)

  (n)    Stock Option Plans

        Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment" (SFAS No. 123(R)). SFAS No. 123(R) establishes accounting for stock-based awards granted in exchange for employee services. Accordingly, for employee awards which are expected to vest, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense on a straight-line basis over the requisite service period, which generally begins on the date the award is granted through the date the award vests. The Company elected to adopt the provisions of SFAS No. 123(R) using the prospective application method for awards granted prior to becoming a public company and valued using the minimum value method, and using the modified prospective application method for awards granted subsequent to becoming a public company. There were no modifications to outstanding stock options prior to the adoption of SFAS No. 123(R).

        Prior to the adoption of SFAS No. 123(R), the Company accounted for its stock option plans using the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

  (o)    Business Segments

        Under the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company's only separately reportable business segment is its traditional telephone operations. The Company's traditional telephone operations are conducted in rural, suburban, and small urban communities in various states. The operating income of this segment is reviewed by the chief operating decision maker to assess performance and make business decisions. Due to the sale of the Company's competitive communications operations, such operations (which were previously reported as a separate segment) are classified as discontinued operations.

  (p)    Earnings Per Share

        Earnings per share has been computed in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Except when the effect would be anti-dilutive, the diluted earnings per share calculation includes the impact of restricted units, restricted stock and shares that could be issued under outstanding stock options.

        The number of potential common shares excluded from the calculation of diluted net income (loss) per share, prior to the application of the treasury stock method, is as follows (in thousands):

	Year ended December 31
	2006	2005	2004
Contingent stock options	833	833	833
Shares excluded as effect would be anti-dilutive:
Stock options	209	241	356
Restricted stock	543	471	—
Restricted units	25	34	26

	1,610	1,579	1,215

  (q)    New Accounting Pronouncements

        In July 2006, the FASB issued FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes." FIN 48 requires applying a "more likely than not" threshold to the recognition and de-recognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the impact of the adoption of this interpretation will not have a material impact on its financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 is definitional and disclosure oriented and addresses how companies should approach measuring fair value when required by generally accepted accounting principles, or GAAP; it does not create or modify any current GAAP requirements to apply fair value accounting. SFAS No. 157 provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. The new measurement and disclosure requirements of SFAS No. 157 are effective for the Company in the first quarter 2008. The Company does not expect a significant impact from adopting SFAS No. 157.

        In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements", which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company was required to adopt the provisions of SAB No. 108 in its financial statements for the fiscal year ended December 31, 2006. The adoption of SAB No. 108 did not have an impact on the Company's consolidated financial statements.

        In June 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 06-3, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). EITF 06-3 requires a company to disclose its accounting policy (i.e. gross vs. net basis) relating to the presentation of taxes within the scope of EITF 06-3. Furthermore, for taxes reported on a gross basis, an enterprise should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. The guidance is effective for all periods beginning after December 15, 2006. The adoption of this guidance will have no impact on the Company's consolidated financial statements.

(2)   Initial Public Offering and Other Transactions

  (a)    General

        On February 8, 2005, the Company consummated an initial public offering, or the offering, of 25,000,000 shares of its common stock, par value $0.01 per share, or common stock, at a price to the public of $18.50 per share.

        In connection with the offering, the Company entered into a new senior secured credit facility, or the credit facility, with a syndicate of financial institutions, including Deutsche Bank Trust Company Americas, as administrative agent. The credit facility is comprised of a revolving facility in an aggregate principal amount of $100 million (less amounts reserved for letters of credit) and a term facility in an aggregate principal amount of $588.5 million (including a $22.5 million delayed draw facility). The revolving facility has a six year maturity and the term facility has a seven year maturity. The offering, the credit facility and the transactions described below are referred to herein collectively as the transactions.

        The Company received gross proceeds of $462.5 million from the offering which, net of costs incurred of $30.6 million related to the offering, was allocated to paid-in capital. The Company used the gross proceeds of $462.5 million from the offering together with borrowings of $566.0 million under the term facility of the credit facility as follows:

  •
  $176.7 million to repay in full all outstanding loans under the Company's old credit facility (including accrued interest);

  •
  $122.1 million to repurchase $115.0 million aggregate principal amount of the Company's 9 1/2% senior subordinated notes due 2008, or the 9 1/2% notes, pursuant to the tender offer and consent solicitation for such notes (including accrued interest, tender premiums and consent payments);

  •
  $51.8 million to repurchase $50.8 million aggregate principal amount of the Company's floating rate callable securities due 2008, or the floating rate notes, pursuant to the tender offer and consent solicitation for such notes (including accrued interest, tender premiums and consent payments);

  •
  $193.4 million to repurchase $173.1 million aggregate principal amount of the Company's 12 1/2% senior subordinated notes due 2010, or the 12 1/2% notes, pursuant to the tender offer and consent solicitation for such notes (including accrued interest, tender premiums and consent payments);

  •
  $274.9 million to repurchase $223.0 million aggregate principal amount of the Company's 11 7/8% senior notes due 2010, or the 11 7/8% notes, pursuant to the tender offer and consent solicitation for such notes (including accrued interest, tender premiums and consent payments);

  •
  $129.2 million to repurchase all of the Company's series A preferred stock subject to mandatory redemption, or the series A preferred stock, from the holders thereof (together with accrued and unpaid dividends thereon);

  •
  $10.6 million to repay a substantial portion of the Company's subsidiaries' outstanding long-term debt (including accrued interest);

  •
  $7.0 million to repay in full a promissory note issued by the Company in connection with a past acquisition;

  •
  $18.4 million to invest in temporary investments pending the redemption of the 9 1/2% notes and the floating rate notes not tendered in the tender offers for such notes; and

  •
  $44.4 million to pay fees and expenses, including underwriting discounts of $27.8 million, $8.2 million of debt issuance costs associated with the credit facility and a transaction fee of approximately $8.4 million paid to Kelso & Company, one of the Company's investors.

        On March 10, 2005, the Company used $18.4 million which it had invested in temporary investments, together with $6.6 million of cash on hand, to redeem the $0.2 million aggregate principal amount of the 9 1/2% notes (including accrued interest and redemption premiums) that were not tendered in the tender offer for such notes and the $24.2 million aggregate principal amount of the floating rate notes (including accrued interest) that were not tendered in the tender offer for such notes.

        On May 2, 2005, the Company used $22.4 million of borrowings under the delayed draw facility of the credit facility to redeem the $19.9 million aggregate principal amount of the 12 1/2% notes (including accrued interest and redemption premiums) that were not tendered in the tender offer for such notes. In connection with such redemption, a premium of $1.2 million was recorded and an additional $0.4 million of existing debt issuance costs has been subsequently charged off, resulting in the recognition of a loss of $1.6 million for retirement of debt in 2005.

        The Company reported other expense in the amount of $87.7 million, comprised of a $77.8 million loss on early retirement of debt and a $9.9 million loss on redemption of series A preferred stock. With respect to the $77.8 million loss on early retirement of debt, $16.8 million was recorded for the write-off of existing debt issuance costs and the remaining $61.0 million was fees and penalties.

  (b)    Dividends

        The Company has adopted a dividend policy under which a substantial portion of the cash generated by the Company's business in excess of operating needs, interest and principal payments on indebtedness, dividends on future senior classes of capital stock, if any, capital expenditures, taxes and future reserves, if any, would in general be distributed as regular quarterly dividend payments to the holders of its common stock, rather than retained and used for other purposes.

        On December 13, 2006, the Company declared a dividend of $0.39781 per share of common stock, which was paid on January 16, 2007 to holders of record as of December 29, 2006. In 2006, the Company declared dividends totaling $55.4 million, or $1.59124 per share of common stock. In 2005, the Company declared dividends totaling $49.1 million, or $1.41886 per share of common stock.

(3)   Acquisitions

        On November 15, 2006, the Company and certain subsidiaries completed its merger with The Germantown Independent Telephone Company, or GITC. The merger consideration is $10.7 million (or $9.2 million net of cash acquired). Goodwill on this transaction will not be deductible for income tax purposes. The Company incurred acquisition costs of $0.3 million. GITC is a single exchange rural incumbent local exchange carrier located in the Village of Germantown, Ohio.

        The GITC acquisition has been accounted for using the purchase method of accounting for business combinations and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values as of the date of acquisition, and its results of operations have been included in the Company's consolidated financial statements from the date of acquisition. Based upon the Company's preliminary purchase price allocation, subject to final settlement of an escrow (for potential contingent liabilities), the excess of the purchase price and acquisition costs over the fair value of the net tangible assets acquired was approximately $6.5 million. The Company recorded an intangible asset related to the acquired company's customer relationships of $1.8 million and the remaining $4.7 million has been recognized as goodwill. The estimated useful life of the $1.8 million intangible asset is 15 years.

        On August 17, 2006, the Company completed the purchase of Unite Communications Systems, Inc., or Unite, for approximately $11.5 million (or $11.4 million net of cash acquired). Goodwill on this transaction will be deductible for income tax purposes. The Company incurred acquisition costs of $58,000. Unite owns ExOp of Missouri, Inc., which is a facilities-based voice, data and video service provider located outside of Kansas City, Missouri.

        The Unite acquisition has been accounted for using the purchase method of accounting for business combinations and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values as of the date of acquisition, and its results of operations have been included in the Company's consolidated financial statements from the date of acquisition. Based upon the Company's preliminary purchase price allocation, subject to final determination of the working capital adjustment and final settlement of an escrow (for potential contingent liabilities), the excess of the purchase price and acquisition costs over the fair value of the net tangible assets acquired was approximately $5.8 million. The Company recorded an intangible asset related to the acquired company's customer relationships of $2.9 million and the remaining $2.9 million has been recognized as goodwill. The estimated useful life of the $2.9 million intangible asset is 15 years.

        On July 26, 2006, the Company completed the purchase of the assets of Cass County Telephone Company Limited Partnership and LEC Long Distance, Inc., or Cass County, for approximately $28.7 million, subject to adjustment. Goodwill on this transaction will be deductible for income tax purposes. The Company incurred acquisition costs of $0.2 million.

        The acquisition of the assets of Cass County has been accounted for using the purchase method of accounting for business combinations and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values as of the date of acquisition, and its results of operations have been included in the Company's consolidated financial statements from the date of acquisition. Based upon the Company's preliminary purchase price allocation, subject to final settlement of an escrow (for potential contingent liabilities), the excess of the purchase price and acquisition costs over the fair value of the net tangible assets acquired was approximately $14.5 million. The Company recorded an intangible asset related to the acquired company's customer relationships of $5.3 million and the remaining $9.2 million has been recognized as goodwill. The estimated useful life of the $5.3 million intangible asset is 15 years.

        On May 2, 2005, the Company completed the acquisition of Berkshire Telephone Corporation, or Berkshire. The purchase price was approximately $20.3 million (or $16.4 million net of cash acquired). Goodwill on this transaction will not be deductible for income tax purposes. The Company incurred acquisition costs of $0.6 million. Berkshire is an independent local exchange carrier that provides voice communication, cable and internet services. Berkshire's communities of service are adjacent to those of Taconic Telephone Corp., one of the Company's subsidiaries. The acquisition is referred to herein as the Berkshire acquisition.

        The Berkshire acquisition has been accounted for using the purchase method of accounting for business combinations and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values as of the date of acquisition, and its results of operations have been included in the Company's consolidated financial statements from the date of acquisition. Based upon the Company's purchase price allocation, the excess of the purchase price and acquisition costs over the fair value of the net identifiable assets acquired was approximately $11.0 million. The Company recorded an intangible asset related to the acquired company's customer relationships of $2.4 million and the remaining $8.6 million has been recognized as goodwill. The estimated useful life of the $2.4 million intangible asset is 15 years.

        On September 1, 2005, the Company completed the acquisition of Bentleyville Communications Corporation, or Bentleyville. The purchase price was approximately $11.0 million (or $9.3 million net of cash acquired). Goodwill on this transaction will not be deductible for income tax purposes. The Company incurred acquisition costs of $0.4 million. Bentleyville provides telecommunications, cable and internet services to rural areas of Southwestern Pennsylvania which are adjacent to the Company's existing operations in Pennsylvania. The acquisition is referred to herein as the Bentleyville acquisition.

        The Bentleyville acquisition has been accounted for using the purchase method of accounting for business combinations and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values as of the date of acquisition, and its results of operations have been included in the Company's consolidated financial statements from the date of acquisition. Based upon the Company's purchase price allocation, the excess of the purchase price and acquisition costs over the fair value of the net identifiable assets acquired was approximately $4.6 million. The Company recorded an intangible asset related to the acquired company's customer relationships of $1.4 million and the remaining $3.2 million has been recognized as goodwill. The estimated useful life of the $1.4 million intangible asset is 15 years.

        The allocation of the total net purchase price of the GITC, Unite and Cass County acquisitions, which occurred in 2006, is shown in the table below (in thousands):

Current assets	$3,226
Property, plant, and equipment	28,166
Investments	869
Excess cost over fair value of net assets acquired	16,869
Intangible assets	10,000
Current liabilities	(5,751)
Other liabilities	(1,913)

Total net purchase price	$51,466

        The allocation of the total net purchase price of the Berkshire and Bentleyville acquisitions, which occurred in 2005, is shown in the table below (in thousands):

Current assets	$8,067
Property, plant, and equipment	14,585
Investments	2,770
Excess cost over fair value of net assets acquired	12,835
Other assets	25
Intangible assets	3,800
Current liabilities	(2,317)
Long term debt	(2,690)
Other liabilities	(4,703)

Total net purchase price	$32,372

        The following unaudited pro forma information presents the combined results of operations of the Company as though the GITC, Unite, Cass County, Berkshire and Bentleyville acquisitions each had been consummated on January 1, 2005. These results include certain adjustments, mainly associated with increased interest expense on debt and amortization of intangible assets related to the acquisitions and the related income tax effects. The pro forma financial information does not necessarily reflect the results of operations as if the Germantown, Unite, Cass County, Berkshire and Bentleyville acquisitions each had been consummated at the beginning of the period or which may be attained in the future (in thousands, except per share data).

	Pro forma year ended December 31,
	2006	2005
	(unaudited)
Revenues	$280,015	$282,478
Income from continuing operations	31,238	28,997
Net income	31,812	29,377
Earnings per common share from continuing operations:
Basic	$0.90	$0.91
Diluted	0.90	0.91
Earnings per common share:
Basic	$0.92	$0.92
Diluted	0.92	0.92

(4)   Subsequent Events

        On January 16, 2007, the Company announced that it signed definitive agreements to merge with a subsidiary of Verizon Communications Inc. owning the wireline operations of Verizon in Maine, New Hampshire and Vermont. The Company expects that FairPoint will be the acquiree for accounting purposes. Consequently, merger related costs have been expensed as incurred in connection with the transaction and FairPoint's assets and liabilities will be recorded at fair value at acquisition. The Company incurred expenses related to this transaction, principally legal and consultant fees, of approximately $2.4 million in 2006, which were expensed as incurred. This transaction is subject to regulatory approval. In a separate but related transaction, the Company also agreed on January 16, 2007 to sell its investment in Orange County-Poughkeepsie Limited Partnership to Verizon Wireless for $55 million.

(5)   Goodwill and Other Intangible Assets

        Changes in the carrying amount of goodwill were as follows (in thousands):

Balance, December 31, 2004	$468,508
Acquisition of Berkshire and Bentleyville	12,835

Balance, December 31, 2005	481,343
Acquisition of GITC, Unite and Cass County	16,869
Acquisition adjustment to Berkshire goodwill	972

Balance, December 31, 2006	$499,184

        As required under SFAS No. 142, the Company updated its annual impairment testing of goodwill as of December 31, 2006, 2005, and 2004, and determined that no impairment loss was required to be recognized.

        As part of the Unite, Cass County, GITC, Berkshire and Bentleyville acquisitions, the Company has recorded intangible assets related to the acquired companies' customer relationships of $13.8 million. These intangible assets will be amortized over 15 years using the straight-line method. As of December 31, 2006, accumulated amortization related to the customer relationship intangibles was $0.6 million. The intangible assets are included in Intangible Assets, net on the Consolidated Balance Sheet. Amortization expense related to these customer relationship intangibles is expected to be approximately $0.9 million per year over the next five years.

(6)   Property, Plant, and Equipment

        A summary of property, plant, and equipment from continuing operations is shown below (in thousands):

	Estimated life (in years)	2006	2005
Land	—	$4,256	$4,096
Buildings and leasehold improvements	2-40	41,486	39,889
Telephone equipment	3-50	714,246	649,465
Cable equipment	3-20	12,190	10,287
Furniture and equipment	3-34	22,718	19,219
Vehicles and equipment	3-20	27,458	25,105
Computer software	3-5	6,880	11,861

Total property, plant, and equipment		829,234	759,922
Accumulated depreciation		(582,970)	(517,305)

Net property, plant, and equipment		$246,264	$242,617

        The telephone company composite depreciation rate for property and equipment was 7.29%, 7.38%, and 7.32% in 2006, 2005, and 2004, respectively. Depreciation expense from continuing operations, excluding amortization of intangible assets and previously disclosed deferred billing system credits, for the years ended December 31, 2006, 2005, and 2004 was $56.1 million, $53.5 million, and $50.3 million, respectively.

(7)   Investments

        The Company's non-current investments at December 31, 2006 and 2005 consist of the following:

	2006	2005
	(in thousands)
Equity method investments in cellular companies and partnerships:
Orange County—Poughkeepsie Limited Partnership	$5,006	$4,138
Chouteau Cellular Telephone Company	28	46
Illinois Valley Cellular RSA 2, Inc.	—	1,409
Syringa Networks, LLC	1,277	1,063
Other equity method investments	961	41
Investments in securities carried at cost:
RTB stock	—	22,796
CoBank stock and unpaid deferred CoBank patronage	3,630	4,664
RTFC secured certificates and unpaid deferred RTFC patronage	263	480
Southern Illinois Cellular Corp.	—	4,552
Other nonmarketable minority equity investments	166	55
Nonqualified deferred compensation plan assets	726	564

Total investments	$12,057	$39,808

  (a) Marketable Equity Securities

        As of December 31, 2006, the Company no longer holds any marketable equity investments classified as available-for-sale. Following an August 2, 2004 announcement by Choice One of a financial restructuring under Chapter 11 of the United States Bankruptcy Code, the quoted market value of the Company's investment in Choice One Communications Inc.'s common stock declined to $33,000. The Company determined that the decline in fair value was other-than-temporary and recorded an impairment loss of $0.5 million in 2004, of which $0.4 million was recorded as an expense in the consolidated statement of operations and $0.1 million was recorded as a reduction in accumulated other comprehensive income. On November 8, 2004, Choice One exited Chapter 11 and, in accordance with its plan of reorganization, Choice One's preferred stockholders and common stockholders did not receive any recovery and all of the preferred stock and common stock has now been cancelled. Total proceeds from sales of available-for-sale securities were $0.3 million in 2004. Gross gains of $0.1 million were realized on those sales in 2004.

  (b) Equity Method Investments

        The Company records its share of the earnings or losses of the investments accounted for under the equity method on a three-month lag. The investments accounted for under the equity method and the Company's ownership percentage as of December 31, 2006 and 2005 are summarized below:

	2006	2005
Chouteau Cellular Telephone Company	33.7%	33.7%
ILLINET Communications, LLC	9.1%	9.1%
Orange County—Poughkeepsie Limited Partnership	7.5%	7.5%
ILLINET Communications of Central IL LLC	5.2%	5.2%
Syringa Networks, LLC	11.5%	11.7%
Illinois Valley Cellular RSA 2, Inc.	0.0%	25.0%

        Earnings in equity investments for the years ended December 31, 2006, 2005, and 2004 consisted of the following (in thousands):

	2006	2005	2004
Orange County—Poughkeepsie Limited Partnership	$10,018	$10,523	$10,249
Syringa Networks, LLC	213	81	26
Illinois Valley Cellular RSA 2, Inc.	49	477	372
Chouteau Cellular Telephone Company	—	—	2
Other, net	336	221	250

Total	$10,616	$11,302	$10,899

        Distributions from investments during the years ended December 31, 2006, 2005, and 2004 consisted of the following (in thousands):

	2006	2005	2004
Orange County—Poughkeepsie Limited Partnership	$9,150	$9,975	$11,775
Illinois Valley Cellular RSA 2, Inc.	—	—	375
Chouteau Cellular Telephone Company	—	40	2,524
CoBank, ACB	1,034	634	—
Distributions from other equity investments	470	210	343

Total	$10,654	$10,859	$15,017

        Chouteau Cellular Telephone Company (a limited partnership in which the Company holds a 1.0% general partner interest and a 32.67% limited partner interest) (Chouteau) is an investment vehicle that holds a 25% member interest in Independent Cellular Telephone, LLC (ICT). ICT, in turn, is an investment vehicle that holds a 44.45% member interest in United States Cellular Telephone of Greater Tulsa, LLC (Tulsa, LLC).

        In January 2004, ICT sold its membership interest in Tulsa, LLC and, as a result, Chouteau Cellular Telephone Company made a $2.5 million distribution to the Company. Subsequent to the sale, the Company continues to have an investment in Chouteau Cellular Telephone Company, but the partnership assets are minimal and do not include any interests in the cellular telephone business of Chouteau.

        During 2005, the Company determined that the carrying amount of its investment in Illinois Valley Cellular RSA No. 2, which is accounted for under the equity method, exceeded the estimated fair value and such decline was "other-than-temporary." As a result, the Company recorded a non-cash impairment charge of $1.2 million. This charge is classified as impairment on investments in the consolidated statements of operations. The Company sold its investment in Illinois Valley Cellular RSA No. 2 during 2006 and recorded a gain of $0.1 million.

  (c) Investments in Equity Securities Carried at Cost

        The aggregate cost of the Company's cost method investments totaled $4.1 million at December 31, 2006. These investments consist primarily of investments in stock of governmental agencies and minority interests in limited partnerships or corporations. Therefore, the investments are highly illiquid and there is no readily available market for these securities which makes it impracticable to estimate a fair value. As a result, these investments were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS No. 107 Disclosures About Fair Value of Financial Instruments, and (b) the Company did not identify any events or circumstances that may have had a significant adverse effect on the fair value of those investments.

        On August 4, 2005, the Board of Directors of the RTB approved the liquidation and dissolution of the RTB. As part of such liquidation and dissolution, all RTB loans were to be transferred to the Rural Utilities Service and all shares of the RTB's Class A Stock, Class B Stock and Class C Stock were to be redeemed at par value. The Company had no outstanding loans with the RTB but owned 2,477,493 shares of Class B Stock and 24,380 shares of Class C Stock. This liquidation was completed in April 2006, and, as a result, the Company received proceeds of $26.9 million from the RTB liquidation. The Company recorded a gain on this investment of approximately $4.1 million in 2006. Some portion of the proceeds received from the RTB, while not estimable at this time, may be subject to review by regulatory authorities who may require us to record a portion thereof as a regulatory liability. In October 2006, the Company was notified that the state of Washington opened a docket to review the proceeds received by companies from the RTB in that state. In November 2006, the Company also received an information request from the state of Maine regarding the RTB transaction. At this time, the Company can not determine the impact of these reviews.

        On May 1, 2006, the Company completed the sale of its investment in Southern Illinois Cellular Corp., or SICC, from which it received total proceeds of $16.9 million. As part of this sale, the Company received a portion of total proceeds, approximately $2.1 million, in the form of a dividend. In addition to the dividend income of $2.1 million, the Company recorded a gain on this investment of approximately $10.2 million in 2006. Additional proceeds of approximately $2.6 million are held in escrow and the Company will not record the gain on this portion of the transaction until the proceeds are received.

(8)   Long-term Debt

        Long-term debt at December 31, 2006 and 2005 is shown below (in thousands):

	2006	2005
2005 Senior secured notes, variable rates ranging from 7.125% to 9.25% (weighted average rate of 7.2%) at December 31, 2006, due 2011 to 2012	$603,500	$602,275
2003 Senior notes, 11.875%, due 2010	2,050	2,050
Senior notes to RTFC:
Fixed rate, ranging from 8.2% to 9.20%, due 2009 to 2014	2,436	3,100

Total outstanding long-term debt	607,986	607,425
Less current portion	(714)	(677)

Total long-term debt, net of current portion	$607,272	$606,748

        The approximate aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2006 are as follows (in thousands):

Fiscal year:
2007	$714
2008	753
2009	161
2010	2,210
2011	15,171
Thereafter	588,977

$607,986

  (a) 2005 Senior Secured Notes

        On February 8, 2005, the Company entered into a credit facility consisting of a revolving facility in an aggregate principal amount of up to $100.0 million and a term facility in an aggregate principal amount of $588.5 million. On the closing date of the Company's initial public offering, the Company drew $566.0 million against the term facility. In addition, on May 2, 2005, the Company drew $22.5 million of borrowings under the delayed draw term facility of the credit facility. The Company incurred approximately $10.4 million of debt issuance costs associated with entering into the credit facility and subsequent amendments thereto.

        The term facility matures in February 2012 and the revolving facility matures in February 2011. Borrowings bear interest, at the Company's option, for the revolving facility and for the term facility at either (a) the Eurodollar rate (as defined in the credit facility) plus an applicable margin or (b) the Base rate (as defined in the credit facility) plus an applicable margin. The Eurodollar rate applicable margin and the Base rate applicable margin for loans under the credit facility are 2.0% and 1.0%, respectively. Effective on September 30, 2005, the Company amended its credit facility to reduce the effective interest rate margins on the $588.5 million term facility by 0.25% to 1.75% on Eurodollar loans and to 0.75% for Base rate loans. Interest with respect to Base rate loans is payable quarterly in arrears and interest with respect to Eurodollar loans is payable at the end of the applicable interest period and every three months in the case of interest periods in excess of three months.

        The credit facility provides for payment to the lenders of a commitment fee on any unused commitments equal to 0.5% per annum, payable quarterly in arrears, as well as other fees.

        On January 25, 2007, the Company entered into an amendment to its credit facility which is intended to facilitate certain transactions related to the Merger. Among other things, such amendment: (i) permits the Company to consummate the sale of its interest in Orange County-Poughkeepsie Limited Partnership and retain the proceeds thereof up to an amount equal to $55 million; (ii) excludes the gain on the sale of our interest in Orange County-Poughkeepsie Limited Partnership from the "Available Cash", (iii) amends the definition of "Adjusted Consolidated EBITDA" to allow for certain one-time add-backs to the calculation thereof for operating expenses incurred in connection with the Merger; (iv) amends the definition of "Consolidated Capital Expenditures" to exclude certain expenditures incurred by the Company in connection with transition and integration expenses prior to consummation of the Merger; and (v) increases the leverage covenant and dividend suspension test to 5.50:1.00 and 5.25:1.00, respectively.

        The credit facility requires certain mandatory prepayments, including first to prepay outstanding term loans under the credit facility and, thereafter, to repay loans under the revolving facility and/or to reduce revolving facility commitments with, subject to certain conditions and exceptions, 100% of the net cash proceeds the Company receives from any sale, transfer or other disposition of any assets, 100% of net casualty insurance proceeds and 100% of the net cash proceeds the Company receives from the issuance of permitted securities and, at certain times if the Company is not permitted to pay dividends, with 50% of the increase in the Company's Cumulative Distributable Cash (as defined in the credit facility) during the prior fiscal quarter. Reductions to the revolving commitments under the credit facility from the foregoing recapture events will not reduce the revolving commitments under the credit facility below $50.0 million.

        The credit facility provides for voluntary prepayments of the revolving facility and the term facility and voluntary commitment reductions of the revolving facility, subject to giving proper notice and compensating the lenders for standard Eurodollar breakage costs, if applicable.

        The credit facility requires that the Company maintain certain financial covenants. The credit facility contains customary affirmative covenants, including, without limitation, the following tests: a minimum interest coverage ratio equal to or greater than 3.0:1 and a maximum leverage ratio equal to or less than 5.50:1. The credit facility also contains negative covenants and restrictions, including, among others, with respect to redeeming and repurchasing other indebtedness, loans and investments, additional indebtedness, liens, capital expenditures, changes in the nature of the Company's business, mergers, acquisitions, asset sales and transactions with the Company's affiliates. The credit facility restricts the Company's ability to declare and pay dividends on its common stock as follows:

  •
  The Company may use all of its available cash accumulated after April 1, 2005 plus certain incremental funds to pay dividends, but may not in general pay dividends in excess of such amount. "Available cash" is defined in the credit facility as Adjusted EBITDA (a) minus (i) interest expense, (ii) repayments of indebtedness other than repayments of the revolving facility (unless funded by debt or equity), (iii) consolidated capital expenditures (unless funded by long-term debt, equity or the proceeds from asset sales or insurance recovery events), (iv) cash taxes, (v) cash consideration paid for acquisitions (unless funded by debt or equity), (vi) cash paid to make certain investments, and (vii) certain non-cash items excluded from Adjusted EBITDA and paid in cash and (b) plus (i) the cash amount of extraordinary gains and gains on sales of assets and (ii) certain non-cash items excluded from Adjusted EBITDA and received in cash. "Adjusted EBITDA" is defined in the credit facility as Consolidated Net Income (which is defined in the credit facility and includes distributions from investments) (a) plus the following to the extent deducted from Consolidated Net Income: provision for income taxes, interest expense, depreciation, amortization, losses on sales of assets and other extraordinary losses, certain one-time charges recorded as operating expenses related to the transactions contemplated by the Merger Agreement and certain other non-cash items, and (b) minus, to the extent included in Consolidated Net Income, gains on sales of assets and other extraordinary gains and all non-cash items.

  •
  The Company may not pay dividends if a default or event of default under the credit facility has occurred and is continuing or would exist after giving effect to such payment, if the Company's leverage ratio is above 5.25 to 1.00 or if the Company does not have at least $10 million of cash on hand (including unutilized commitments under the credit facility's revolving facility).

        The credit facility also permits the Company to use available cash to repurchase shares of its capital stock, subject to the same conditions.

        The Company may obtain letters of credit under the revolving facility to support obligations of the Company and/or obligations of its subsidiaries incurred in the ordinary course of business in an aggregate principal amount not to exceed $10.0 million and subject to limitations on the aggregate amount outstanding under the revolving facility. As of December 31, 2006, a letter of credit had been issued for $1.4 million.

        The credit facility is guaranteed, jointly and severally, subject to certain exceptions, by all first tier subsidiaries of the Company. The Company has provided to Deutsche Bank Trust Company Americas, as collateral agent for the benefit of the lenders under the credit facility and certain hedging creditors under permitted hedging agreements, collateral consisting of (subject to certain exceptions) 100% of the Company's equity interests in the subsidiary guarantors and certain other intermediate holding company subsidiaries. Newly acquired or formed direct or indirect subsidiaries of the Company which own equity interests of any subsidiary that is an operating company will be required to provide the collateral described above.

        The credit facility contains customary events of default, including but not limited to, failure to pay principal, interest or other amounts when due, breach of covenants or representations, cross-defaults to certain other indebtedness in excess of specified amounts, judgment defaults in excess of specified amounts, certain ERISA defaults, the failure of any guaranty or security document supporting the credit facility and certain events of bankruptcy and insolvency.

  (b) Senior Notes Issued in 2003

        FairPoint issued $225.0 million aggregate principal amount of senior notes in 2003 (the 2003 Notes). The 2003 Notes bear interest at the rate of 11 7/8% per annum, payable semiannually in arrears.

        The 2003 Notes mature on March 1, 2010. FairPoint may redeem the 2003 Notes at any time on or after March 1, 2007 at the redemption prices stated in the indenture under which the 2003 Notes were issued, together with accrued and unpaid interest, if any, to the redemption date. In the event of a change of control, FairPoint must offer to repurchase the outstanding 2003 Notes for cash at a purchase price of 101% of the principal amount of such notes, together with all accrued and unpaid interest, if any, to the date of repurchase.

        The 2003 Notes are general unsecured obligations of FairPoint, ranking pari passu in right of payment with all existing and future senior debt of FairPoint, including all obligations under the Company's amended and restated credit facility, and senior in right of payment to all existing and future subordinated indebtedness of FairPoint.

        The indenture governing the 2003 Notes contains certain customary covenants and events of default.

        Of the 2003 Notes, $223.0 million were repaid in 2005 using proceeds from the Company's initial public offering and borrowings under the 2005 Senior Secured Notes.

  (c) Other

        In conjunction with the senior notes payable to the RTFC and the RTB and the first mortgage notes payable to the Rural Utilities Service, certain of the Company's subsidiaries are subject to restrictive covenants limiting the amounts of dividends that may be paid. A portion of the RTFC notes, the full amount of the RTB notes and notes payable to the Rural Utilities Service were repaid in 2005 using proceeds from the Company's initial public offering and borrowings under the 2005 Senior Secured Notes.

        The Company also has $0.3 million unsecured demand notes payable to various individuals and entities with interest payable at 5.25% at December 31, 2006 and 2005.

(9)    Redeemable Preferred Stock

        The Series A preferred stock was issued to the lenders in connection with the Carrier Services debt restructuring.

        The initial carrying amount of the Series A preferred stock was recorded at its fair value at the date of issuance ($78.4 million). The carrying amount was increased by periodic accretions, using the interest method, so that the carrying amount equaled the mandatory redemption amount ($82.3 million) at the mandatory redemption date (May 2011). On March 6, 2003, in connection with the Company's issuance of the 2003 Notes, the Company used a portion of these proceeds to repurchase $13.3 million aggregate liquidation preference of its Series A preferred stock at a 35% discount (together with accrued and unpaid dividends thereon). For the years ended December 31,

2005 and 2004, the Series A preferred stock was increased by $0.2 million and $1.4 million, respectively, to reflect the periodic accretions. The carrying amount of the Series A preferred stock was further increased by $2.2 million and $18.8 million in connection with dividends paid in kind on the outstanding shares of the Series A preferred stock for the years ended December 31, 2005 and 2004, respectively.

        In February 2005, the Company repurchased all of the Company's outstanding Series A preferred stock for $129.2 million. The Company recorded a loss of $9.9 million on the redemption.

(10)    Employee Benefit Plans

        The Company sponsors a voluntary 401(k) savings plan (the 401(k) Plan) that covers substantially all eligible employees. Each 401(k) Plan year, the Company contributes to the 401(k) Plan an amount of matching contributions determined by the Company at its discretion. For the 401(k) Plan years ended December 31, 2006, 2005, and 2004, the Company matched 100% of each employee's contribution up to 3% of compensation and 50% of additional contributions up to 6%. The 401(k) Plan also allows for a profit sharing contribution that is made based upon management discretion. Total Company contributions to the 401(k) Plan were $1.5 million, $1.3 million, and $2.4 million for the years ended December 31, 2006, 2005, and 2004, respectively.

        In 1999, the Company began a Non-Qualified Deferred Compensation Plan (the NQDC Plan) that covers certain employees. The NQDC Plan allows highly compensated individuals to defer additional compensation beyond the limitations of the 401(k) Plan. Company matching contributions are subject to the same percentage as the 401(k) Plan. Total Company contributions to the NQDC Plan were approximately $3,000, $26,000, and $7,000 for the years ended December 31, 2006, 2005, and 2004, respectively. At December 31, 2006 and 2005, the NQDC Plan assets were $0.7 million and $0.6 million, respectively. The related deferred compensation obligation is included in other liabilities in the accompanying consolidated balance sheets.

        C&E, Taconic, and GT Com also sponsor defined contribution 401(k) retirement savings plans for union employees. C&E, Taconic, and GT Com match contributions to these plans based upon a percentage of pay of all qualified personnel and make certain profit sharing contributions. Contributions to these plans were $0.3 million, $0.3 million, and $0.2 million for the years ended December 31, 2006, 2005, and 2004, respectively.

(11)    Income Taxes

        Income tax benefit (expense) from continuing operations for the years ended December 31, 2006, 2005, and 2004 consists of the following components (in thousands):

	2006	2005	2004
Current:
Federal	$(1,422)	$—	$—
State	(1,456)	(1,128)	(543)

Total current income tax expense from continuing operations	(2,878)	(1,128)	(543)

Investment tax credits	12	16	27
Deferred:
Federal	(15,806)	78,385	—
State	(1,186)	5,823	—

Total deferred income tax benefit (expense) from continuing operations	(16,992)	84,208	—

Total income tax benefit (expense) from continuing operations	$(19,858)	$83,096	$(516)

        Income tax expense of $0.3 million and $0.2 million has also been recognized associated with income from discontinued operations in 2006 and 2005, respectively.

        Total income tax benefit (expense) from continuing operations was different than that computed by applying U.S. Federal income tax rates to losses from continuing operations before income taxes for the years ended December 31, 2006, 2005, and 2004. The reasons for the differences are presented below (in thousands):

	2006	2005	2004
Computed "expected" Federal tax benefit (expense) from continuing operations	$(17,632)	$19,090	$8,104
State income tax benefit (expense), net of Federal income tax expense	(2,251)	167	(358)
Dividends and loss on redemption on preferred stock	—	(4,291)	(6,862)
Dividends received deduction	605	153	103
Rate change	—	1,585	—
Change in valuation allowance (Federal and state)	—	66,011	(1,858)
Other	(580)	381	355

Total income tax benefit (expense) from continuing operations	$(19,858)	$83,096	$(516)

        The Company had a valuation allowance for deferred tax assets of $66.0 million as of December 31, 2004. These deferred tax assets primarily related to the Company NOL carryforwards. In assessing the realizability of the deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of the deferred tax assets was dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, future taxable income and tax planning strategies in making this assessment, as well as all positive and negative evidence that would affect the recoverability of deferred tax assets. As a result of the offering (as described in Note 2), the Company had reduced its aggregate long term debt with a corresponding significant reduction in its annual interest expense. When considered together with the Company's history of producing positive operating results and other evidence affecting recoverability of deferred tax assets, the Company expected that future taxable income would more likely than not be sufficient to recover net deferred tax assets. Therefore, the valuation allowance was reversed in the 2005, subsequent to the offering.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2006 and 2005 are presented below (in thousands):

	2006	2005
Deferred tax assets:
Federal and state tax loss carryforwards	$84,934	$109,569
Employee benefits	1,756	1,865
Self insurance reserves	1,110	1,389
Restructure charges and exit liabilities	—	493
Allowance for doubtful accounts	697	800
Alternative minimum tax and other state credits	3,210	1,857

Total gross deferred tax assets	91,707	115,973
Deferred tax liabilities:
Property, plant, and equipment, principally due to
depreciation differences	8,967	11,996
Goodwill and other intangible assets	21,189	17,883
Change in fair market value of swaps	3,240	3,301
Basis in investments	833	6,443

Total gross deferred tax liabilities	34,229	39,623

Net deferred tax assets	$57,478	$76,350

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company estimates that it will need to generate future taxable income of $165.6 million prior to the expiration of the net operating loss carryforwards in 2025. Taxable income (losses) for the years ended December 31, 2006 and 2005 were $65.0 million and $(41.0) million, respectively. Based upon the level of projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences based on facts and circumstances known as of December 31, 2006.

        At December 31, 2006, the Company had federal and state net operating loss carryforwards of $235.1 million that will expire in 2019 to 2025. At December 31, 2006, the Company has alternative minimum tax credits of $2.7 million that may be carried forward indefinitely. The Company completed an initial public offering on February 8, 2005, which resulted in an "ownership change" within the meaning of the U.S. Federal income tax laws addressing net operating loss carryforwards, alternative minimum tax credits, and other similar tax attributes. As a result of such ownership change, there are specific limitations on the Company's ability to use its net operating loss carryfowards and other tax attributes however, it is the Company's belief that it can use the net operating losses even with these restrictions in place because of net unrealized built in gains.

(12)    Stockholders' Equity

        On February 8, 2005, the Company consummated its initial public offering of 25,000,000 shares of common stock, par value $.01 per share. At December 31, 2006, there were 35,218,443 shares of common stock outstanding and 200,000,000 shares of common stock were authorized.

        On January 28, 2005, the board of directors approved a 5.2773714 for 1 reverse stock split of the Company's common stock, which has been given retroactive effect in the accompanying financial statements. In connection with the Company's initial public offering in February 2005, the Company reclassified all of its class A common stock and class C common stock on a one-for-one basis into a single class of common stock of which 200 million shares are authorized. After the stock split but prior to the issuance of any new shares in the offering, 9,451,719 shares of common stock were outstanding. All common stock issued and outstanding has a $0.01 par value.

        At December 31, 2004, there were 8,643,000 shares of Class A voting stock outstanding. The Class A voting stock had a par value of $0.01 per share and 44,757,000 shares were authorized. In addition, at December 31, 2004, there were 809,000 shares of Class C nonvoting, convertible stock outstanding. The Class C nonvoting, convertible stock had a par value of $0.01 per share and 2,615,000 shares were authorized.

(13)    Stock Option Plans

        Effective on January 1, 2006, the Company adopted the provisions of SFAS 123(R). As a result of this adoption, amounts previously included in stockholders' equity as unearned compensation are included in additional paid-in capital as of December 31, 2006. At December 31, 2006, the Company had $7.8 million of total unearned compensation cost related to non-vested share-based payment arrangements granted under the Company's four stock-based compensation plans. That cost is expected to be recognized over a weighted average period of 2.1 years. Any future share awards under any of these plans will be made using newly issued shares. Amounts recognized in the financial statements with respect to these plans are as follows (in thousands):

	For the year ended December 31,
	2006	2005	2004
Amounts charged against income, before income tax benefit	$2,859	$2,350	$49
Amount of related income tax benefit recognized in income(1)	1,075	884	—

Total net income impact	$1,784	$1,466	$49

(1)
Amounts shown for 2004 are not tax effected due to the recognition of a valuation allowance associated with deferred tax assets.

  (a)    1995 Stock Incentive Plan

        In February 1995, the Company adopted the FairPoint Communications, Inc. (formerly MJD Communications, Inc.) 1995 Stock Incentive Plan (the 1995 Plan). The 1995 Plan covers officers, directors, and employees of the Company. The Company was allowed to issue qualified or nonqualified stock options to purchase up to 215,410 shares of the Company's Class A common stock to employees that would vest equally over 5 years from the date of employment of the recipient and are exercisable during years 5 through 10. In 1995, the Company granted options to purchase 161,596 shares at $1.32 per share. No options have been granted since 1995. Effective in February 2005, the Company may no longer grant awards under the 1995 Plan. As of January 1, 2006, only 18,013 options remained outstanding. The life of these options had previously been extended to May 21, 2008. In March 2006 the remaining 18,013 options outstanding were exercised. The intrinsic value of these options on the date of exercise was $230,000, the cash received was $24,000 and the tax benefit was $87,000.

        These stock options were granted by the Company prior to becoming a public company and therefore the Company is accounting for these options under the prospective method under SFAS 123(R). The per share weighted average fair value of stock options granted during 1995 was $0.69 on the date of grant using the Black-Scholes option-pricing model. Input variables used in the model included no expected dividend yield, a risk-free interest rate of 6.41%, and an estimated option life of five years. Because the Company was not public on the date of the grant, no assumption as to the volatility of the stock price was made.

        Stock option activity under the 1995 Plan is summarized as follows:

	2006	2005	2004
Outstanding at January 1:	18,013	112,265	112,265
Granted	—	—	—
Exercised	(18,013)	(94,252)	—
Forfeited	—	—	—

Outstanding at December 31	—	18,013	112,265

Exercisable at December 31, 2006	—

Stock options available to grant at December 31, 2006	—

  (b)    1998 Stock Incentive Plan

        In August 1998, the Company adopted the FairPoint Communications, Inc. (formerly MJD Communications, Inc.) Stock Incentive Plan (the 1998 Plan). The 1998 Plan provided for grants of up to 1,317,425 of nonqualified stock options to executives and members of management, at the discretion of the compensation committee of the board of directors. Options vest in 25% increments on the second, third, fourth, and fifth anniversaries of an individual grant. In the event of a change in control, outstanding options will vest immediately. Effective in February 2005, the Company may no longer grant awards under the 1998 Plan.

        Pursuant to the terms of the grant, options granted in 1998 and 1999 become exercisable only in the event that the Company is sold, an initial public offering of the Company's common stock results in the principal shareholders holding less than 10% of their original ownership, or other changes in control, as defined, occur. The number of options that may become ultimately exercisable also depends upon the extent to which the price per share obtained in the sale of the Company would exceed a minimum selling price of $22.59 per share. All options have a term of 10 years from date of grant. For those options granted in 1998 and 1999, the Company will record compensation expense for the excess of the estimated market value of its common stock over the exercise price of the options when and if a sale of the Company, at the prices necessary to result in exercisable options under the grant, becomes imminent or likely. The initial public offering did not trigger exercisability of these options. Upon termination of a plan participant's employment with the Company, the Company may repurchase all or any portion of the vested options for a cash payment equal to the excess of the fair market value of the shares over the option exercise price. The Company has not previously exercised this right and does not currently intend to exercise this right in the future.

        These stock options were granted by the Company prior to becoming a public company and therefore the Company is accounting for these options under the prospective method under SFAS 123(R). The per share weighted average fair value of stock options granted under the 1998 Plan was $58.95 on the date of grant using the Black-Scholes option-pricing model. Input variables used in the model included no expected dividend yield, a risk-free interest rate of 6.52%, and an estimated option life of 10 years. Because the Company was not public on the date of the grant, no assumption as to the volatility of the stock price was made. As of December 31, 2006 and December 31, 2005, options to purchase 832,888 shares of common stock were outstanding with a weighted average exercise price of $10.80.

        Stock option activity under the 1998 Plan is summarized as follows:

	Options outstanding	Weighted average exercise price
Outstanding at December 31, 2003 and 2004	836,356	$10.87
Granted	—	—
Exercised	(3,468)	17.31
Forfeited	—	—

Outstanding at December 31, 2005	832,888	10.80
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2006	832,888	$10.80

Stock options available to grant at December 31, 2006	—

Options outstanding				Options exercisable
Exercise price	Number outstanding at December 31, 2006	Remaining contractual life (years)	Aggregate Intrinsic Value (in thousands)	Number exercisable at December 31, 2006
$ 9.02	756,332	1.6	7,510	—
14.46	29,183	2.5	131	—
36.94	47,373	5.0	—	—

	832,888		7,641	—

        The weighted average remaining contractual life for the options outstanding at December 31, 2006 is 1.8 years. The aggregate intrinsic value in the preceding table represents total pre-tax intrinsic value based on the closing price of the Company's stock of $18.95 on December 31, 2006.

        In February 2007, all the options outstanding under the 1998 Plan were cancelled, except the 47,373 options with a $36.94 exercise price. This cancellation was triggered by certain events noted in the 1998 Plan.

  (c)    2000 Employee Stock Incentive Plan

        In May 2000, the Company adopted the FairPoint Communications, Inc. 2000 Employee Stock Incentive Plan (the 2000 Plan). The 2000 Plan provided for grants to members of management of up to 1,898,521 options to purchase common stock, at the discretion of the compensation committee. During 2002, the Company amended the 2000 Plan to limit the number of shares available for grant to 448,236. In December 2003, the Company amended the 2000 Plan to allow for the grant to members of management of up to 1,898,521 shares of stock units in addition to shares available for stock options. Options granted under the 2000 Plan may be of two types: (i) incentive stock options and (ii) non-statutory stock options. Unless the compensation committee shall otherwise specify at the time of grant, any option granted under the 2000 Plan shall be a non-statutory stock option. Effective in February 2005, the Company may no longer grant awards under the 2000 Plan.

        Under the 2000 Plan, unless otherwise determined by the compensation committee at the time of grant, participating employees are granted options to purchase common stock at exercise prices not less than the market value of the Company's common stock at the date of grant. Options have a term of 10 years from date of grant. Options vest in increments of 10% on the first anniversary, 15% on the second anniversary, and 25% on the third, fourth, and fifth anniversaries of an individual grant. Stock units vest in increments of 33% on each of the third, fourth, and fifth anniversaries of the award. Subject to certain provisions, the Company can cancel each option in exchange for a payment in cash of an amount equal to the excess of the fair market value of the shares over the exercise price for such option. The Company has not previously exercised this right and does not currently intend to exercise this right in the future.

        The 2000 Plan stock options and stock units were granted by the Company prior to becoming a public company and therefore the Company is accounting for these awards under the prospective method under SFAS 123(R). The per share weighted average fair value of stock options granted under the 2000 Plan during 2003 was $8.39 on the date of grant using the Black Scholes option-pricing model. Input variables used in the model included no expected dividend yield, a weighted average risk free interest rate of 4.26% in 2003 and an estimated option life of 10 years. Because the Company was not public on the date of grant, no assumption as to the volatility of the stock price was made.

        Stock option activity under the 2000 Plan is summarized as follows:

	Options outstanding	Weighted average exercise price
Outstanding at December 31, 2003	300,734	$36.94
Granted	—	—
Exercised	—	—
Canceled or forfeited	(60,096)	36.94

Outstanding at December 31, 2004	240,638	36.94
Granted	—	—
Exercised	—	—
Canceled or forfeited	—	—

Outstanding at December 31, 2005	240,638	36.94
Granted	—	—
Exercised	—	—
Canceled or forfeited	(31,563)	36.94

Outstanding at December 31, 2006	209,075	$36.94

Stock options available to grant at December 31, 2006	—

        The remaining contractual life for the options outstanding at December 31, 2006 was 5.8 years, and 209,075 options were exercisable. Based upon the fair market value of the stock as of December 31, 2006 of $18.95, these options do not have any intrinsic value.

        As of December 31, 2006, there were 14,549 stock units outstanding with a grant date fair value per share of $32.51. During 2006, 6,555 stock units were cancelled or forfeited and 5,338 stock units vested and were converted to common shares. None of these remaining awards were vested as of December 31, 2006 or December 31, 2005.

  (d)    2005 Stock Incentive Plan

        In February 2005, the Company adopted the FairPoint Communications, Inc. 2005 Stock Incentive Plan (the 2005 Plan). The 2005 Plan provides for the grant of up to 947,441 shares of non-vested stock, stock units and stock options to members of the Company's board of directors and certain key members of the Company's management. Shares granted to employees under the 2005 Plan vest over periods ranging from three to four years and certain of these shares pay current dividends. At December 31, 2006, up to 280,880 additional shares of common stock may be issued in the future pursuant to awards authorized under the 2005 Plan.

        In March 2006, the Company's board of directors approved the grant of an additional 100,000 shares to the Company's chief executive officer. These shares will be granted under the 2005 Plan, or a replacement plan approved by the Company's shareholders, in two installments of 50,000 shares each on January 1, 2007 and January 1, 2008. These shares are considered to have been granted in March 2006 under SFAS 123(R) at a grant date fair value of $14.02 per share.

        In 2006 and 2005, the Company's board of directors approved an annual award to each of the Company's non-employee directors of approximately $30,000 in the form of non-vested stock or stock units, at the recipient's option, issued under the 2005 Plan. The non-vested stock and stock units will vest in four equal quarterly installments on the first day of each of the first four calendar quarters following the grant date and the holders thereof will be entitled to receive dividends from the date of grant, whether or not vested. In 2005, the Company granted 1,870 shares of non-vested stock with a total value at the grant date of approximately $30,000 and 7,480 stock units with a total value at the grant date of approximately $120,000 to the Company's non-employee directors. In 2006, the Company granted an additional 2,200 shares of non-vested stock with a total value at the grant date of approximately $30,000 and 11,000 stock units with a total value at the grant date of approximately $150,000 to the Company's non-employee directors. As of December 31, 2006, an additional 2,017 stock units were granted in lieu of dividends on the stock units. In addition, in February 2006, 467 stock units were granted to a newly appointed non-employee director. These stock units vested on April 1, 2006.

        The fair value of the awards is calculated as the fair market value of the shares on the date of grant. Beginning on January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective method for the awards under the 2005 Plan as all awards were granted subsequent to the Company becoming public. Under this methodology, the Company is required to estimate expected forfeitures related to these grants and, for the non-dividend paying shares, the compensation expense is reduced by the present value of the dividends which were not paid on those shares prior to their vesting.

        The following table presents information regarding non-vested stock granted to employees under the 2005 Plan during 2006:

	Shares outstanding	Weighted average grant date fair value per share
Non-vested stock
Non-vested at December 31, 2004	—	$—
Granted	523,716	18.16
Vested	—	—
Forfeited	(53,687)	18.50

Non-vested at December 31, 2005	470,029	18.13
Granted	233,926	16.93
Vested	(88,773)	18.17
Forfeited	(62,369)	18.27

Non-vested at December 31, 2006	552,813	17.60

        The weighted average fair market value of the 88,773 shares that vested in 2006 was $14.14.

(14) Discontinued Operations and Restructure Charges

        (a)   Competitive Communications Business Operations

        In November 2001, in connection with the sale of certain of certain assets of its competitive communications operations, the Company announced its plan to discontinue the competitive communications business operations of its wholly owned subsidiary, Carrier Services. As a result of the adoption of the plan to discontinue the competitive communications operations, these results are presented as discontinued operations.

        During 2004, the Company revised its assumptions on certain lease obligations related to the restructuring accrual and as a result, increased the obligation by $0.1 million in 2004. Also during 2004, accrued liabilities associated with the discontinued operations were re-evaluated, or settled for less than original estimates and as a result, these obligations were adjusted by $0.6 million.

        In 2006 and 2005, the Company settled certain lease obligations which reduced the remaining obligations related to discontinued operations. As a result, the Company reduced the obligation by $0.9 million and $0.6 million, respectively, to properly reflect the on-going obligations of the Company.

        Assets and liabilities of discontinued operations of Carrier Services as of December 31, 2006 and 2005 follows (in thousands):

	2006	2005
Accounts receivable	$—	$90

Current assets of discontinued operations	$—	$90

Accrued liabilities	$(486)	$(1,133)
Restructuring accrual	—	(1,312)
Accrued property taxes	—	(50)

Current liabilities of discontinued operations	$(486)	$(2,495)

        Selected information relating to the restructuring charge follows (in thousands):

Equipment, occupancy, and other lease terminations
Restructuring accrual as of December 31, 2003	$5,253
Adjustments from initial estimated charges	80
Cash payments	(2,682)

Restructuring accrual as of December 31, 2004	2,651
Adjustments from initial estimated charges	(600)
Cash payments	(739)

Restructuring accrual as of December 31, 2005	1,312
Adjustments from initial estimated charges	(270)
Cash payments	(1,042)

Restructuring accrual as of December 31, 2006	$—

(15)    Related Party Transactions

        The Company had entered into financial advisory agreements with certain equity investors, pursuant to which the equity investors provided certain consulting and advisory services related, but not limited to, equity financings and strategic planning. In 2005, the Company paid approximately $0.1 million related to these agreements. These agreements were cancelled on February 8, 2005. The Company paid $1.0 million for the year ended December 31, 2004 in such fees to the equity investors and this expense was classified within operating expenses. The agreements also provided that the Company reimburse the equity investors for travel relating to the Company's board of directors meetings. The Company reimbursed the equity investors $123,000 for the year ended December 31, 2004 for travel and related expenses. In connection with our initial public offering, we terminated these agreements and paid a transaction fee of $8.4 million to one of these equity advisors.

        A law firm, in which a partner of such law firm is the husband of an executive officer, was paid $88,000, $303,000 and $4,000 for the years ended December 31, 2006, 2005, and 2004, respectively, for legal services and expenses.

        On July 31, 2003, the Company loaned $1.0 million to two employees that are the former owners of Fremont. These loans were settled on January 2, 2005.

(16)    Quarterly Financial Information (Unaudited)

	First quarter	Second quarter	Third quarter	Fourth quarter
	(in thousands, except per share data)
2006:
Revenue	$64,791	64,196	70,700	70,382
Income from continuing operations	5,720	15,074	5,977	3,745
Net income	5,720	15,074	5,977	4,319
Earnings per from continuing operations
Basic and diluted earnings per share from continuing operations	0.13	0.44	0.17	0.11
Basic and diluted earnings per share	0.13	0.44	0.17	0.12
2005:
Revenue	$61,665	65,206	66,038	69,934
Income from continuing operations	11,042	5,603	4,189	7,716
Net income	11,042	5,603	4,189	8,096
Basic and diluted earnings per share from continuing operations	0.46	0.16	0.12	0.22
Basic and diluted earnings per share	0.46	0.16	0.12	0.23

        In the second quarter of 2006, the Company recorded gains on the sale of two non-core assets resulting in pre-tax gains of $16.4 million. In addition, in the fourth quarter of 2006, the Company incurred $2.4 million in expenses related to the merger agreement with Verizon Communications Inc.

        In connection with the Company's initial public offering in February 2005, the Company recognized, in the first quarter of 2005, non-operating losses of $86.2 million related to fees and penalties paid on the redemption of its Series A preferred stock and the write-off of unamortized debt issuance costs. Also in connection with the offering, the Company repaid portions of its previously outstanding debt and therefore, interest expense was significantly reduced in the first quarter of 2005. In addition, the Company recorded an income tax benefit of $66.0 million in the first quarter of 2005 due to the reversal of its valuation allowance.

(17)    Disclosures About the Fair Value of Financial Instruments

        (a)   Cash, Accounts Receivable, Accounts Payable, and Demand Notes Payable

        The carrying amount approximates fair value because of the short maturity of these instruments.

        (b)   Investments

        Investments classified as trading securities are carried at their fair value, which was approximately $0.7 million and $0.6 million at December 31, 2006 and 2005, respectively. (see note 7 and note 10)

        At December 31, 2006, the Company had cost method investments with a carrying value of $4.1 million. The Company did not estimate the fair value of these investments as to do so would involve significant judgment and a value could not be determined with any degree of accuracy.

        (c)   Long-term Debt

        The fair value of the Company's long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities. At December 31, 2006 and 2005, the Company had long-term debt with a carrying value of $608.0 million and $607.4 million, respectively, and estimated fair values of $608.4 million and $608.3 million, respectively.

        (d)   Limitations

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(18)    Revenue Concentrations

        Revenues for interstate access services are based on reimbursement of costs and an allowed rate of return. A substantial portion of revenues of this nature are received from NECA in the form of monthly settlements. Such revenues amounted to 24.5%, 26.7%, and 25.7% of the Company's total revenues from continuing operations for the years ended December 31, 2006, 2005, and 2004, respectively.

(19)    Revenue Settlements

        Certain of the Company's telephone subsidiaries participate in revenue-sharing arrangements with other telephone companies for interstate revenue-sharing arrangements and for certain intrastate revenue. Such sharing arrangements are funded by toll revenue and/or access charges within the state jurisdiction and by access charges in the interstate market. Revenues earned through the various sharing arrangements are initially recorded based on the Company's estimates. The Company recognized $0.8 million, $3.3 million, and $3.1 million of revenue for settlements and adjustments related to prior years during 2006, 2005, and 2004, respectively.

(20)    Commitments and Contingencies

        (a)   Operating Leases

        Future minimum lease payments under noncancelable operating leases as of December 31, 2006 are as follows (in thousands):

Continuing operations
Year ending December 31:
2007	$1,112
2008	1,077
2009	940
2010	528
2011	580
Thereafter	3,614

Total minimum lease payments	$7,851

        In January 2006, the Company reached an agreement to amend the remaining lease related to its discontinued operations; therefore, as of January 2006, there are no longer any sublease arrangements in place. Total rent expense from continuing operations was $3.8 million, $3.5 million, and $3.2 million in 2006, 2005, and 2004, respectively. All leases associated with discontinued operations have been settled as of December 31, 2006.

        The Company does not have any leases with contingent rental payments or any leases with contingency renewal, purchase options, or escalation clauses.

        (b)   Legal Proceedings

        On June 6, 2005, a purported class action complaint was filed in the General Court of Justice, Superior Court Division, of the State of North Carolina by Robert Lowinger on behalf of himself and all other similarly situated persons against the Company, the Company's Chairman and Chief Executive Officer, certain of the Company's current and former directors and certain of the Company's stockholders. The complaint alleges violations of Sections 11 and 12(a)(2) and liability under Section 15 of the Securities Act, and alleges that the Company's registration statement on Form S-1 (which was declared effective by the SEC on February 3, 2005) and the related prospectus dated February 3, 2005, each relating to the Company's initial public offering of common stock, contained certain material misstatements and omitted certain material information necessary to be included relating to the Company's broadband products and access line trends. The plaintiff, who has been a plaintiff in several prior securities cases, seeks rescission rights and unspecified damages on behalf of a purported class of purchasers of the common stock "issued pursuant and/or traceable to the Company's IPO during the period from February 3, 2005 through March 21, 2005". The Company removed the action to Federal Court. The plaintiff filed a motion to remand the action to the North Carolina State Court, which was denied by the Federal Magistrate. The plaintiff has objected to and appealed the Magistrate's decision to the District Court Judge. The Company has contested the appeal and filed a Motion to Dismiss the action. The Magistrate, on February 9, 2006, issued a Memorandum and a Recommendation to the District Court Judge that the Motion to Dismiss be granted and that the complaint be dismissed with prejudice. The plaintiff has filed a Notice of Objection to the Magistrate's Recommendation. Both the appeal of denial of the Motion to Remand and the Motion to Dismiss are pending before the District

Court Judge. The Company believes that this action is without merit and intends to continue to defend the litigation vigorously.

        From time to time, the Company is involved in litigation and regulatory proceedings arising out of its operations. The Company is not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, that management believes would have a material adverse effect on the Company's financial position or results of operations.

Verizon's Maine, New Hampshire & Vermont Operations
Combined Financial Statements
As of December 31, 2006 and 2005
and for the Years Ended December 31, 2006, 2005 and 2004

Verizon's Maine, New Hampshire & Vermont Operations

Verizon's Maine, New Hampshire & Vermont Operations

Report of Independent Auditors

The Board of Directors and Management
Verizon Communications Inc.

        We have audited the accompanying special-purpose combined statements of selected assets, selected liabilities and parent funding of Verizon Communications Inc.'s ("Verizon") Maine, New Hampshire and Vermont Operations, a combination carved-out of Verizon New England Inc. ("Verizon New England"), NYNEX Long Distance Company (d/b/a Verizon Enterprise Solutions) and Bell Atlantic Communications Inc. (d/b/a Verizon Long Distance) ("VLD"), GTE.NET LLC and Verizon Internet Services Inc. ("VOL") and Verizon Select Services Inc. ("VSSI") (collectively the "Maine, New Hampshire and Vermont Operations" or "Northern New England Business" or the "Company") as of December 31, 2006 and 2005, and the related combined statements of income, parent funding, and cash flows for each of three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed on F-67. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying special-purpose combined financial statements were prepared on the basis described in Note 1. The combined financial statements include allocations of certain indirectly attributable amounts on bases determined by management of the Company.

        In our opinion, the special-purpose combined financial statements referred to above present fairly, in all material respects, the selected assets, liabilities and parent funding of Verizon's Maine, New Hampshire and Vermont Operations as of December 31, 2006 and 2005, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic special purpose combined financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

New York, New York
March 9, 2007

Verizon's Maine, New Hampshire & Vermont Operations

COMBINED STATEMENTS OF INCOME

	Years Ended December 31,
	2006	2005	2004
	(Dollars in Millions)
Operating Revenues (including $104, $36 and $35 from affiliates)	$1,193	$1,206	$1,199

Operating Expenses (including $270, $243 and $247 allocated from affiliates)
Cost of services and sales (exclusive of items shown below)	540	528	406
Selling, general and administrative expense	283	283	322
Depreciation and amortization expense	259	267	269

Total Operating Expenses	1,082	1,078	997

Operating Income	111	128	202
Other income (including $1, $0 and $0 allocated from affiliates)	4	1	2
Interest expense (including $(64), $(58) and $(50) allocated from affiliates)	(66)	(59)	(51)

Income before provision for income taxes	49	70	153
Income tax provision	(17)	(26)	(59)

Net Income	$32	$44	$94

See Notes to Combined Financial Statements.

Verizon's Maine, New Hampshire & Vermont Operations

COMBINED STATEMENTS OF SELECTED ASSETS, SELECTED LIABILITIES
AND PARENT FUNDING

	At December 31,
	2006	2005
	(Dollars in Millions)
Assets
Current assets
Short-term investments	$49	$51
Accounts receivable:
Trade and other, net of allowances for uncollectibles of $20 and $24	172	167
Affiliates	30	63
Materials and supplies	3	6
Other	32	45

Total current assets	286	332

Plant, property and equipment	5,307	5,216
Less accumulated depreciation	3,606	3,478

	1,701	1,738

Intangible assets, net	5	10
Prepaid pension asset	31	24
Other assets	29	78

Total selected assets	$2,052	$2,182

Liabilities and Parent Funding
Current liabilities
Current portion of capital lease obligations	$2	$1
Accounts payable and accrued liabilities:
Affiliates	99	94
Other	82	77
Deferred income taxes	7	1
Other current liabilities	53	63

Total current liabilities	243	236

Capital lease obligations	12	11
Employee benefit obligations	373	443
Deferred income taxes	175	179
Unamortized investment tax credits	6	7
Other long-term liabilities	31	38
Parent funding	1,212	1,268

Total selected liabilities and parent funding	$2,052	$2,182

See Notes to Combined Financial Statements.

Verizon's Maine, New Hampshire & Vermont Operations

COMBINED STATEMENTS OF PARENT FUNDING

(Dollars in Millions)
Balance at January 1, 2004	$1,338
Net income	94
Minimum pension liability adjustment (net of income taxes of $(12))	(17)
Net change due to parent funding, allocations and intercompany reimbursements	(138)

Balance at December 31, 2004	$1,277
Net income	44
Minimum pension liability adjustment (net of income taxes of $6)	8
Net change due to parent funding, allocations and intercompany reimbursements	(61)

Balance at December 31, 2005	$1,268
Net income	32
Minimum pension liability adjustment (net of income taxes of $28)	41
Net change due to parent funding, allocations and intercompany reimbursements	(129)

Balance at December 31, 2006	$1,212

See Notes to Combined Financial Statements.

Verizon's Maine, New Hampshire & Vermont Operations

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
	(Dollars in Millions)
Cash Flows From Operating Activities
Net Income	$32	$44	$94
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	259	267	269
Deferred income taxes, net	—	(19)	40
Employee retirement benefits	89	81	71
Provision for uncollectible accounts	11	17	38
Changes in current assets and liabilities:
Accounts receivable	18	(8)	3
Materials and supplies	3	(1)	(2)
Other current assets	13	(3)	(8)
Accounts payable and accrued liabilities	10	(25)	(81)
Other current liabilities	(10)	4	(70)
Other, net	(84)	(86)	(36)

Net cash provided by operating activities	341	271	318

Cash Flows From Investing Activities
Capital expenditures (including capitalized network software)	(214)	(203)	(182)
Purchases of short-term investments	(49)	(50)	(43)
Proceeds from sale of short-term investments	50	43	45

Net cash used in investing activities	(213)	(210)	(180)

Cash Flows From Financing Activities
Short-term capital lease obligations	1	—	—
Net change in parent funding	(129)	(61)	(138)

Net cash used in financing activities	(128)	(61)	(138)

Net change in cash	—	—	—
Cash, beginning of year	—	—	—

Cash, end of year	$—	$—	$—

See Notes to Combined Financial Statements.

Verizon's Maine, New Hampshire & Vermont Operations

NOTES TO COMBINED FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        Verizon's Maine, New Hampshire and Vermont operations are comprised of the local exchange businesses and related landline activities of Verizon Communications Inc. (Verizon) in the states of Maine, New Hampshire and Vermont, including Internet access, long distance and customer premises equipment services provided to customers in those states, (collectively, the Business or Northern New England Business). The Business includes carved-out components of Verizon New England Inc. (Verizon New England), NYNEX Long Distance Company (d/b/a Verizon Enterprise Solutions) and Bell Atlantic Communications Inc. (d/b/a Verizon Long Distance) (collectively VLD), GTE.Net LLC and Verizon Internet Services Inc. (collectively VOL), and Verizon Select Services Inc. (VSSI). The Business excludes any activities of Verizon Business Global LLC (VZB) operating in the states of Maine, New Hampshire and Vermont.

        Verizon New England is a wholly owned subsidiary of NYNEX Corporation (NYNEX), which is a wholly owned subsidiary of Verizon. VLD, VOL and VSSI are indirect wholly owned subsidiaries of Verizon. Verizon New England, VLD, VOL and VSSI are referred to collectively as "the Companies."

        The Business has one reportable segment, which provides domestic wireline telecommunications services consisting of local telephone services, including voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephone service in the states of Maine, New Hampshire and Vermont. The Business also provides Internet access services, including both digital subscriber line (DSL) and remote dial-up for residential and business customers, long distance services, billing and collection and operator services to long-distance carriers, and customer premises equipment sales and services.

        The communication services the Business provides are subject to regulation by the state regulatory commissions of Maine, New Hampshire and Vermont with respect to intrastate rates and services and other matters. The Federal Communications Commission (FCC) regulates rates that Verizon New England charges long-distance carriers and end-user subscribers for interstate access services and interstate traffic.

Basis of Presentation

        Historically, financial statements have not been prepared for the Business, as it had no separate legal status or existence. The accompanying special-purpose combined financial statements have been prepared to present the statements of selected assets, selected liabilities and parent funding, statements of income, parent funding and cash flows of the Business in contemplation of a proposed disposition by Verizon. The accompanying special-purpose combined financial statements have been prepared in accordance with US generally accepted accounting principles using specific information where available and allocations where data is not maintained on a state-specific basis within the Companies' books and records.

        The special-purpose combined financial statements include the wireline-related businesses, Internet access, long distance and customer premises equipment services provided by the Companies to customers in the states of Maine, New Hampshire and Vermont. All significant intercompany transactions have been eliminated. These special-purpose combined financial statements also include the assets, liabilities and expenses related to employees who support the Business, some of them are expected to remain employees of the Companies following a disposition of the Business.

        The preparation of financial information related to Verizon New England's, VLD's, VOL's and VSSI's operations in the states of Maine, New Hampshire and Vermont, which are included in the accompanying special-purpose combined financial statements, was based on the following:

        Verizon New England: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, property, plant and equipment, accumulated depreciation, intangible assets and materials and supplies were determined based upon state specific records; accounts receivable were allocated based upon applicable billing system data; short-term investments, prepaid pension assets, other non-current assets associated with pension, accrued payroll related liabilities and employee benefit obligations were allocated based on employee headcount; and accounts payable were allocated based upon applicable operating expenses. The remaining assets and liabilities were primarily allocated based upon the percentage of the Business revenues, operating expenses and headcount to the total revenues, operating expenses and headcount of Verizon New England. For the Combined Statements of Income, operating revenues and operating expenses were based on state specific records.

        VLD: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, receivables were allocated based on the applicable operating revenues and accounts payable were allocated based on applicable operating expenses. For the Combined Statements of Income, operating revenues were determined using applicable billing system data; cost of services and sales and selling, general and administrative expenses were allocated based on the percentage of the Business revenues related to the VLD component to the total VLD revenues applied to operating expenses for total VLD.

        VOL: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, receivables were allocated based on applicable operating revenue; other current assets were determined using applicable billing system data; accounts payable were allocated based on the applicable operating expenses; and other current liabilities, which consisted of advanced billings, were allocated based on applicable operating revenues. For the Combined Statements of Income, operating revenues were determined using applicable billing system data and average access lines in service; cost of services and sales and selling, general and administrative expenses were allocated based on the percentage of the Business revenues related to the VOL component to the total VOL revenues applied to operating expenses for total VOL.

        VSSI: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, receivables were allocated based on the applicable operating revenues and accounts payable were allocated based on applicable operating expenses. For the Combined Statements of Income, operating revenues were identified using applicable billing system data; cost of sales and services and selling, general and administrative expenses were allocated based on the percentage of the Business revenues related to the VSSI component to the total VSSI revenues applied to operating expenses for total VSSI.

        Management believes the allocations used to determine selected amounts in the financial statements are appropriate methods to reasonably reflect the related assets, liabilities, revenues and expenses of the Business.

Use of Estimates

        The accompanying combined financial statements have been prepared using U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

        Examples of significant estimates include the allowance for doubtful accounts, the recoverability of plant, property and equipment, pension and postretirement benefit assumptions, and income taxes. In addition, estimates were made to determine the allocations in preparing the combined financial statements as described above.

Revenue Recognition

        The Business earns service revenues based upon usage of the Business' local exchange network and facilities and contract fees. Fixed fees for local telephone, long distance, Internet access and certain other services are recognized when earned. Revenue from other products that are not fixed fee or that exceed contracted amounts is recognized when such services are provided.

        The Business recognizes revenue for equipment and installation services when the equipment is installed in accordance with contractual specifications and ready for the customer's use. Maintenance and monitoring services are recognized over the term of the contract as services are provided. Long-term contracts are accounted for using the percentage of completion method. The completed contract method is used if the costs cannot be estimated with a reasonable degree of reliability.

        Customer activation fees, along with the related costs up to, but not exceeding the activation fees are deferred and amortized over the customer relationship period.

Maintenance and Repairs

        The cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, is charged primarily to cost of services and sales as these costs are incurred.

Short-term Investments

        Short-term investments consist primarily of cash equivalents held in trust to pay for certain employee benefits. Short-term investments are stated at cost, which approximates market value.

Trade and Other Accounts Receivable

        Trade and other accounts receivable are stated at the amount the Business expects to collect. Allowances for uncollectible accounts are maintained for estimated losses resulting from the inability of the Business' customers to make required payments. In determining these estimates, the Business considers historical write-offs and the aging of the receivables, among other factors, such as overall economic conditions.

Materials and Supplies

        Materials and supplies include new and reusable supplies and network equipment, which are stated principally at average original cost, except that specific costs are used in the case of large individual items.

Plant, Property and Equipment

        Plant, property, and equipment is recorded at cost. Depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in telephone plant, property and equipment less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

        The asset lives used are presented in the following table:

Average Lives (in years)
Buildings	31–34
Central office equipment	5–11
Outside communications plant
Copper cable	15–18
Fiber cable	20
Poles and conduit	30–50
Furniture, vehicles and other	3–15

        When depreciable telephone plant used in our wireline network is replaced or retired, the carrying amount of such plant is deducted from the respective accounts and charged to accumulated depreciation.

        Network software purchased or developed in connection with related plant assets is capitalized. Interest associated with the acquisition or construction of plant assets is also capitalized. Capitalized interest is reported as a cost of plant and a reduction in interest cost.

        In connection with the Business' ongoing review of the estimated remaining useful lives of plant, property and equipment and associated depreciation rates, it was determined that over the three year period from 2004 to 2006, the remaining useful lives of three categories of telephone assets would be shortened by 1 to 2 years. These changes in asset lives were based on Verizon's plans, and progress to date on those plans, to deploy fiber optic cable to homes, replacing copper cable. While the timing and extent of current deployment plans are subject to modification, Verizon management believes that current estimates of reductions in impacted asset lives is reasonable. The asset categories impacted and useful life changes are as follows:

	Average Lives (in years)
	From	To
Central office equipment
Digital switches	12	11
Circuit equipment	9	8
Outside plant
Copper cable	17–19	15–18

Long-Lived Assets

        Plant, property, and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under SFAS No. 144, these assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds its fair value.

Computer Software Costs

        The Business capitalizes the cost of internal-use network software and non-network software which has a useful life in excess of one year in accordance with AICPA Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Subsequent additions, modifications or upgrades to internal-use software and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, the Business capitalizes interest associated with the development of non-network internal-use software. Capitalized non-network internal-use computer software costs are amortized using the straight-line method over a weighted average period of 6.9 years and are included in Intangible Assets, net in the combined statements of selected assets, selected liabilities and parent funding.

Intangible Assets, net

        The Business' intangible assets consist of non-network internal-use software as follows:

	At December 31,
Non-network internal-use software (weighted average 6.9 years)
	2006	2005
Gross carrying amount	$34	$39
Less Accumulated amortization	29	29

Total	$5	$10

        Intangible asset amortization expense was $5 million in 2006, $6 million in 2005 and $8 million in 2004. Amortization expense is estimated to be $3 million in 2007, $2 million in 2008 and less than $1 million thereafter related to the Business' non-network internal-use software.

Advertising Costs

        Advertising costs are expensed as they are incurred.

Stock-Based Compensation

        The Business participates in the Verizon Communications Long Term Incentive Plan (the Plan). The Plan permits the grant of nonqualified stock options, incentive stock options, restricted stock, restricted stock units, performance shares, performance share units and other awards.

Restricted Stock Units

        The Plan provides for grants of restricted stock units (RSUs) that vest at the end of the third year of the grant. The RSUs are classified as liability awards because the RSUs are paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon's stock.

Performance Share Units

        The Plan also provides for grants of performance share units (PSUs) that vest at the end of the third year after the grant. The 2006, 2005 and 2004 performance share units will be paid in cash upon vesting. The 2003 PSUs were paid out in February 2006 in Verizon shares.

        The target award is determined at the beginning of the period and can increase (to a maximum 200% of the target) or decrease (to zero) based on a key performance measure, Total Shareholder Return (TSR). At the end of the period, the PSU payment is determined by comparing Verizon's TSR to the TSR of a predetermined peer group and the S&P 500 companies. All payments are subject to approval by the Human Resources Committee of the Verizon Board of Directors. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon's stock as well as Verizon's TSR relative to the peer group's TSR and S&P 500 TSR.

Stock Options

        The Plan provides for grants of stock options to employees at an option price per share of 100% of the fair market value of Verizon Stock on the date of grant. Each grant has a 10 year life, vesting equally over a three year period, starting at the date of the grant. We have not granted new stock options since 2004.

        The structure of Verizon's stock incentive plans does not provide for the separate determination of certain disclosures for the Business.

        Effective January 1, 2006, the Business adopted SFAS No. 123(R), Share-Based Payment utilizing the modified prospective method. SFAS No. 123(R) requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. Under the modified prospective method, the provisions of SFAS No 123(R) apply to all awards granted or modified after the date of adoption.

        Previously, effective January 1, 2003, the Business adopted the fair value recognition provisions of SFAS No. 123, using the prospective method (as permitted under SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure") to all new awards granted, modified or settled after January 1, 2003.

        After-tax compensation expense for stock options and other stock-based compensation included in net income as reported for the years ended December 31, 2006, 2005 and 2004 was not material.

Employee Benefit Plans

        The Business participates in certain Verizon benefit plans. Under these plans, pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

        In December 2005, Verizon announced that management employees will no longer earn pension benefits or earn service towards the company retiree medical subsidy after June 30, 2006. In addition, new management employees hired after December 31, 2005 are not eligible for pension benefits, and managers with less than 13.5 years of service as of June 30, 2006 are not eligible for company-subsidized retiree healthcare or retiree life insurance benefits. Beginning July 1, 2006, management employees received an increased company match on their savings plan contributions. See Note 6 for additional information.

Income Taxes

        Historically, Verizon and its domestic subsidiaries, including the operations of the Companies, filed a consolidated federal income tax return and combined state income tax returns in the states of Maine, New Hampshire and Vermont. The operations of the Companies have been included in a tax sharing agreement with Verizon and are allocated tax payments based on the respective tax liability as if they were filing on a separate company basis. Current and deferred tax expense has been determined by applying the provisions of SFAS No. 109, "Accounting for Income Taxes," to each company as if it were a separate taxpayer.

        Verizon New England uses the deferral method of accounting for investment tax credits earned prior to the repeal of investment tax credits by the Tax Reform Act of 1986. Verizon New England also defers certain transitional credits earned after the repeal and amortizes these credits over the estimated service lives of the related assets as a reduction to the Provision for Income Taxes.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). SFAS No. 158 requires the recognition of a defined benefit postretirement plan's funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires the immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of other accumulated comprehensive income, net of applicable income taxes. Additionally, the fair value of plan assets must be determined as of the company's year-end. The Business adopted SFAS No. 158 effective December 31, 2006.

        The Business participates in Verizon's benefit plans and the structure of these plans does not provide for the separate disclosure of the related pension and postretirement assets and obligations at the Business level. These assets and obligations are the responsibility of Verizon and its affiliates. The annual income and expense related to such assets and obligations have been allocated to the Business and are reflected as prepaid pension assets and employee benefit obligations in the combined statements of selected assets, selected liabilities and parent funding. The SFAS 158 related adjustments recorded by Verizon to recognize the funded status are not reflected in the Business's combined statements of selected assets, liabilities and parent funding other than the reversal of the previously recorded Additional Minimum Pension liability as of December 31, 2006. See Note 6 for additional information.

Uncertainty in Income Taxes

        In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Business is required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. The Business is currently evaluating the impact this new standard will have on its future results of operations and financial position.

Fair Value Measurements

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value and expands disclosure about fair value measurements. The Business is required to adopt SFAS No. 157 effective January 1, 2008 on a prospective basis. The Business is currently evaluating the impact this new standard will have on its future results of operations and financial position.

3.     PLANT, PROPERTY AND EQUIPMENT

        The Companies maintain continuing property records, which identify specific property, plant and equipment (PP&E) balances, depreciation reserves and annual capital expenditure amounts for the Business. The PP&E balance in the accompanying statements of selected assets, selected liabilities, and parent funding is based on these specific amounts and does not include any allocations of common assets utilized in providing centralized services and otherwise not specifically associated with the Business. The following table displays the details of plant, property and equipment of the Business, which is stated at cost:

	At December 31,
	2006	2005
	(Dollars in Millions)
Land	$11	$11
Buildings	284	276
Central office equipment	2,202	2,207
Outside communications plant	2,571	2,455
Furniture, vehicles and other work equipment	158	162
Construction-in-progress	34	59
Other	47	46

	5,307	5,216
Less Accumulated depreciation	3,606	3,478

Total	$1,701	$1,738

4.     LEASES

        The Business leases certain facilities and equipment for use in the Business' operations under both capital and operating leases.

        Capital lease amounts included in plant, property and equipment are as follows:

	At December 31,
	2006	2005
	(Dollars in Millions)
Capital leases	$17	$14
Less Accumulated depreciation	7	6

Total	$10	$8

        Total rent expense under operating leases for the Business amounted to $66 million, $59 million and $57 million in 2006, 2005 and 2004, respectively. Of these amounts, $49 million, $39 million and $38 million in 2006, 2005 and 2004, respectively were lease payments to affiliated companies for land and building.

        The table below displays the Business' aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2006:

Years	Capital Leases	Third Party Operating Leases
	(Dollars in Millions)
2007	$3	$6
2008	3	4
2009	3	4
2010	3	3
2011	2	2
Thereafter	6	1

Total minimum rental commitments	20	$20

Less interest and executory costs	(6)

Present value of minimum lease payments	14
Less current installments	(2)

Long term obligation at December 31, 2006	$12

        The amounts presented in the table above do not include commitments resulting from allocations and noncancelable short-term operating leases, such as rents from facilities, equipment and pole attachments.

5.     FINANCIAL INSTRUMENTS

Concentrations of Credit Risk

        Financial instruments that subject the Business to concentrations of credit risk consist primarily of short-term investments and trade receivables. Concentrations of credit risk with respect to trade receivables, other than those from AT&T, are limited due to the large number of customers. The

Business generated revenues from services provided to AT&T (primarily network access and billing and collection) of $57 million in 2006, $60 million in 2005 and $66 million in 2004.

6.     EMPLOYEE BENEFITS

        The Business participates in Verizon's benefit plans. Verizon maintains noncontributory defined pension plans for substantially all employees. The postretirement health care and life insurance plans for the Companies' retirees and their dependents are both contributory and noncontributory and include a limit on the Companies' share of cost for recent and future retirees. The Companies also sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. A measurement date of December 31 is used for the pension and postretirement health care and life insurance plans.

        The structure of Verizon's benefit plans does not provide for the separate determination of certain disclosures for the Companies or for the Business.

Pension Plans and Other Postretirement Benefits

        Pension and other postretirement benefits for the majority of the Business' employees are subject to collective bargaining agreements. Approximately 87% of the Business' employees (associates) associated with Verizon New England operations are covered by collective bargaining agreements. Modifications in benefits have been bargained from time to time, and Verizon may also periodically amend the benefits in the management plans.

Benefit Cost

        The components of benefit costs associated with the Business' operations in Verizon New England are summarized in the following table. Because the Business' operating expenses associated with VLD, VOL and VSSI were determined predominantly through allocations, separate identification of the components of benefit costs was not readily available.

	Years Ended December 31,
	Pension			Health Care and Life
	2006	2005	2004	2006	2005	2004
	(Dollars in Millions)
Net periodic benefit (income) cost	$6	$—	$—	$82	$77	$62
Settlement loss (gain)	—	—	9	—	—	—
Curtailment loss (gain)	—	10	—		(6)	—

Total cost	$6	$10	$9	$82	$71	$62

        In 2005 as a result of Verizon's announcement regarding management retiree benefits, the Business recorded expense of $10 million for pension curtailments and income of $6 million for retiree medical curtailments. The Business recorded pension settlement losses of $9 million in 2004 as lump-sum payments exceeded the threshold of service and interest costs. The settlement and curtailment of pension obligations are recorded in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

        The employee benefit assets and obligations associated with the Business' operations in Verizon New England and recognized in the combined statements of selected assets, selected liabilities and parent funding consist of:

	At December 31,
	Pension		Health Care and Life
	2006	2005	2006	2005
	(Dollars in Millions)
Prepaid pension asset	$31	$24	$—	$—
Employee benefit obligations	37	150	321	281
Other assets	—	33	—	—
Parent Funding	—	69	—	—

        The changes in the employee benefit asset and obligations from year to year reflect changes in actuarial assumptions (see Assumptions), curtailments and settlements.

        As a result of the adoption of SFAS No. 158, the Business no longer records an additional minimum pension liability. In prior years, as a result of changes in interest rates and investment returns, an adjustment to the additional minimum pension liability was required for certain plans. The adjustment in the liability allocated to the Business as indicated below is recorded as a charge or (credit) to Parent Funding, net of tax.

	Years Ended December 31,
	2006	2005	2004
	(Dollars in Millions)
Increase (Decrease) in minimum liability in Parent Funding, net of tax	(41)	(8)	17

Assumptions

        The actuarial assumptions used are based on market interest rates, past experience, and management's best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations.

        The weighted-average assumptions used in determining benefit obligations are as follows:

	At December 31,
	Pension		Health Care and Life
	2006	2005	2006	2005
Discount rate	6.00%	5.75%	6.00%	5.75%
Rate of future increases in compensation	4.00	4.00	4.00	4.00

        The weighted-average assumptions used in determining net periodic cost are as follows:

	Years Ended December 31,
	Pension			Health Care and Life
	2006	2005	2004	2006	2005	2004
Discount rate	5.75%	5.75%	6.25%	5.75%	5.75%	6.25%
Expected return on plan assets	8.50	8.50	8.50	8.25	7.75	8.50
Rate of compensation increase	4.00	5.00	5.00	4.00	4.00	4.00

        In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period, or longer. Those estimates are based on a combination of factors including the following: current market interest rates and valuation levels, consensus earnings expectations, historical long-term risk premiums and value-added. To determine the aggregate return for the Verizon pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the Trust's long-term asset allocation policy.

        The assumed health care cost trend rates are as follows:

	At December 31, Heath Care and Life
	2006	2005	2004
Health care cost trend rate assumed for next year	10.00%	10.00%	10.00%
Rate to which cost trend rate gradually declines	5.00%	5.00%	5.00%
Year the rate reaches level it is assumed to remain thereafter	2011	2010	2009

Medicare Drug Act

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Drug Act) was signed into law. The Medicare Drug Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Verizon sponsors several postretirement health care plans that provide prescription drug benefits that are deemed actuarially equivalent to the Medicare Part D.

Savings Plans and Employee Stock Ownership Plans

        Substantially all of the Business' employees are eligible to participate in savings plans maintained by Verizon. Verizon maintains four leveraged employee stock ownership plans (ESOP) for its management employees. Under these plans, a certain percentage of eligible employee contributions are matched with shares of Verizon's common stock. The Business recognizes savings plan costs based on these matching obligations. The Business recorded total savings plan costs of $10 million in 2006, $9 million in 2005 and $9 million in 2004.

Severance Benefits

        The Business maintains ongoing severance plans for both management and associate employees, which provide benefits to employees that are terminated. The costs for these plans are accounted for under SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Severance benefits are accrued based on the terms of the severance plan over the estimated service periods of the employees. The accruals are also based on the historical run-rate of actual severances and expectations for future severances. The following table provides an analysis of the severance liabilities of the Business' operations in Verizon New England:

Year	Beginning of Year	Charged to Expense (a)	Payments	End of Year
	(Dollars in Millions)
2004	$35	(1)	(19)	$15
2005	15	1	(7)	9
2006	9	2	(6)	5

(a)
Includes accruals and adjustments for ongoing employee severance costs, and special charges of $1 million in 2006 and 2005.

        The severance liability at December 31, 2006 includes future contractual payments to employees separated as of the end of the year.

7.     PARENT FUNDING AND INTEREST EXPENSE

        For purposes of these statements, some funding requirements have been summarized as "Parent Funding" without regard to whether the funding represents debt or equity. No specific debt instruments can be directly associated with the Business nor are separate Equity accounts maintained. As such, a portion of interest expense net of interest income of the Companies for the years ended December 31, 2006, 2005 and 2004 was allocated to the Business based on the relative percentage of the Business parent funding to the total debt and equity for the Companies.

8.    INCOME TAXES

        The components of income tax provision for the Business are presented in the following table:

	Years Ended December 31,
	2006	2005	2004
	(Dollars in Millions)
Current:
Federal	$14	$30	$18
State and local	3	15	1

	17	45	19

Deferred:
Federal	—	(10)	30
State and local	1	(8)	11

	1	(18)	41

Investment tax credits	(1)	(1)	(1)

Total income tax expense	$17	$26	$59

Verizon's Maine, New Hampshire & Vermont Operations

NOTES TO COMBINED FINANCIAL STATEMENTS

        The following table shows the primary reasons for the difference between the Business' effective income tax rate and the statutory federal income tax rate:

	Years Ended December 31,
	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	5.4	5.8	5.4
Investment tax credits	(.8)	(.6)	(.3)
Medicare subsidy	(4.2)	(2.8)	(1.1)
Other, net	(.2)	(.1)	(.5)

Effective income tax rate	35.2%	37.3%	38.5%

        Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of the Business' deferred tax assets and liabilities are shown in the following table:

	At December 31,
	2006	2005
	(Dollars in Millions)
Deferred tax assets:
Employee benefits	$132	$151
Allowance for uncollectible accounts	7	10
Investment tax credits	3	3
Other, net	5	6

Total deferred tax assets	147	170

Deferred tax liabilities:
Depreciation	321	344
Other	8	6

Total deferred tax liabilities	329	350

Net Deferred tax liability	$182	$180

9.    TRANSACTIONS WITH AFFILIATES

        The Business' combined financial statements include the following transactions with Verizon and related subsidiaries:

        The affiliate operating revenue and expense amounts do not include affiliate transactions between Verizon and the Business' operations in VLD, VOL and VSSI. Because the Business' operating expenses associated with VLD, VOL, and VSSI were determined predominantly through allocations, separate identification of the affiliate transactions was not readily available.

        The Business' operating revenue includes transactions with Verizon for the provision of local telephone services, network access, billing and collection services, interconnection agreements and the rental of facilities and equipment. These services were reimbursed by Verizon based on tariffed rates, market prices, negotiated contract terms that approximated market rates, or actual costs incurred by the Business.

        The Business reimbursed Verizon for specific goods and services it provided to, or arranged for, the Business based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

        The Business also reimbursed Verizon for the Business' share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for legal, security, treasury, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited the Business, in activities such as investor relations, financial planning, marketing services and benefits administration. These allocations were based on actual costs incurred by Verizon, as well as on the size of the Business relative to other Verizon subsidiaries. The Business believes that these cost allocations are reasonable for the services provided. The Business also believes that these cost allocations are consistent with the nature and approximate amount of the costs that the Business would have incurred on a stand-alone basis.

        The Business also recognized an allocated portion of interest expense in connection with contractual agreements between the Companies and Verizon for the provision of short-term financing and cash management services. Verizon issues commercial paper and obtains bank loans to fund the working capital requirements of Verizon's subsidiaries, including the Companies, and invests funds in temporary investments on their behalf. The Companies also recognized interest expense related to a promissory note held by Verizon.

10.    ADDITIONAL FINANCIAL INFORMATION

        The tables below provide additional financial information related to the Business' financial statements:

	Years Ended December 31,
	2006	2005	2004
	(Dollars in Millions)
Statements of Cash Flows:
Cash paid during the year for:
Income taxes, net of amounts refunded	$3	$45	$37
	Years Ended December 31,
	2006	2005	2004
	(Dollars in Millions)
Statements of Income:
Interest expense incurred	68	62	52
Capitalized interest	(2)	(3)	(1)
Advertising expense allocated from affiliates	25	25	17
Depreciation expense	254	261	261

	At December 31,
	2006	2005
	(Dollars in Millions)
Statements of Selected Assets, Selected Liabilities And Parent Funding:
Other Current Assets
Deferred non-recurring charges	$31	$31
Prepaid income taxes	—	13
Other	1	1

	$32	$45

Accounts Payable and Accrued Liabilities
Accounts payable	$46	$37
Accrued vacation pay	18	17
Accrued salaries and wages	13	18
Other	5	5

	$82	$77

Other Current Liabilities
Advanced billings and customer deposits	$12	$12
Deferred non-recurring charges	31	31
Accrued access expense	8	13
Other	2	7

	$53	$63

11.    COMMITMENTS AND CONTINGENCIES

        Various legal actions and regulatory proceedings are pending to which the Companies are a party and claims which, if asserted, may lead to other legal actions. The Business has established reserves for specific liabilities in connection with legal and regulatory matters that the Business currently deems to be probable and estimable. Management does not believe the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the financial condition of the Business, but it could have a material effect on its results of operations.

        From time to time, state regulatory decisions require the Business to assure customers that they will provide a level of service performance that falls within prescribed parameters. There are penalties associated with failing to meet those service parameters, and the Business, from time to time, has paid such penalties. Management does not expect these penalties to have a material effect on the financial condition of the Business, but they could have a material effect on its results of operations.

12.    SUBSEQUENT EVENT

        On January 16, 2007, Verizon announced a definitive agreement with FairPoint Communications, Inc. (FairPoint) that will result in Verizon establishing the Business as a separate entity and spinning off the Business to Verizon's stockholders, and immediately merging it with and into FairPoint. Upon the closing of the transaction, Verizon stockholders will own approximately 60 percent of the new company and FairPoint stockholders will own approximately 40 percent. The transaction is expected to close within one year of reaching the definitive agreement, subject to regulatory approvals.

Schedule II—Valuation and Qualifying Accounts

Verizon's Maine, New Hampshire & Vermont Operations

        For the Years Ended December 31, 2006, 2005 and 2004

		Additions
Description	Balance at Beginning of Period	Charged To Expenses	Charged to Other Accounts Note (a)	Deductions Note (b)	Balance at End of Period
	(dollars in millions)
Allowance for Uncollectible
Accounts Receivable:
Year 2006	$24	$12	$7	$(23)	$20
Year 2005	29	17	7	(29)	24
Year 2004	48	38	(1)	(56)	29

(a)
Charged to other accounts includes accruals charged to accounts payable for anticipated uncollectible charges on purchase of accounts receivable from others which were billed by us.

(b)
Deductions includes amounts written off as uncollectible net of recoveries.

ORANGE COUNTY—
POUGHKEEPSIE LIMITED PARTNERSHIP

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-69
Balance Sheets	F-70
December 31, 2006 and 2005
Statements of Operations	F-71
For the years ended December 31, 2006, 2005 and 2004
Statements of Changes in Partners' Capital	F-72
For the years ended December 31, 2006, 2005 and 2004
Statements of Cash Flows	F-73
For the years ended December 31, 2006, 2005 and 2004
Notes to Financial Statements	F-74

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Orange County—Poughkeepsie Limited Partnership:

We have audited the accompanying balance sheets of Orange County—Poughkeepsie Limited Partnership (the "Partnership") as of December 31, 2006 and 2005, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 4 to the financial statements, approximately 98% of the Partnership's revenue in each of the three years in the period ended December 31, 2006 is affiliate revenue.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 28, 2007

ORANGE COUNTY—POUGHKEEPSIE LIMITED PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(Dollars in Thousands)

	2006	2005
ASSETS
CURRENT ASSETS:
Accounts receivable, net of allowance of $0 and $0	$98	$254
Unbilled revenue	1,586	1,599
Due from general partner	9,509	7,802
Prepaid expenses and other current assets	111	157

Total current assets	11,304	9,812
PROPERTY, PLANT AND EQUIPMENT — Net	38,917	37,516

TOTAL ASSETS	$50,221	$47,328

LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$103	$171
Advance billings	—	72

Total current liabilities	103	243
LONG TERM LIABILITIES	328	189

Total liabilities	431	432
COMMITMENTS AND CONTINGENCIES (NOTES 5 and 6)
PARTNERS' CAPITAL	49,790	46,896

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$50,221	$47,328

See notes to financial statements.

ORANGE COUNTY—POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in Thousands)

	2006	2005	2004
OPERATING REVENUE (see Note 4 for Transactions with Affiliates):
Service revenues	$157,993	$180,508	$163,367

OPERATING COSTS AND EXPENSES (see Note 4 for Transactions with Affiliates):
Cost of service (excluding depreciation and amortization related to network assets included below)	24,449	25,292	16,854
General and administrative	2,623	2,142	2,242
Depreciation and amortization	6,720	6,347	5,521
Net loss on sale of property, plant and equipment	—	1	60

Total operating costs and expenses	33,792	33,782	24,677

OPERATING INCOME	124,201	146,726	138,690
INTEREST AND OTHER INCOME—Net	693	782	980

NET INCOME	$124,894	$147,508	$139,670

Allocation of Net Income:
Limited partners	$18,734	$22,126	$20,950
General partner	106,160	125,382	118,720

See notes to financial statements.

ORANGE COUNTY—POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in Thousands)

	General Partner	Limited Partners
	Verizon Wireless of the East LP	Taconic Telephone Corporation	Warwick Valley Telephone Company	Total Partners' Capital
BALANCE—January 1, 2004	$42,260	$3,729	$3,729	$49,718
Net income	118,720	10,475	10,475	139,670
Distribution to partners	(133,450)	(11,775)	(11,775)	(157,000)

BALANCE—December 31, 2004	27,530	2,429	2,429	32,388
Net income	125,382	11,063	11,063	147,508
Distribution to partners	(113,050)	(9,975)	(9,975)	(133,000)

BALANCE—December 31, 2005	39,862	3,517	3,517	46,896
Net income	106,160	9,367	9,367	124,894
Distribution to partners	(103,700)	(9,150)	(9,150)	(122,000)

BALANCE—December 31, 2006	$42,322	$3,734	$3,734	$49,790

See notes to financial statements.

ORANGE COUNTY—POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in Thousands)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$124,894	$147,508	$139,670
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,720	6,347	5,521
Net loss on sale of property, plant and equipment	—	1	60
Changes in certain assets and liabilities:
Accounts receivable	156	(10)	(171)
Unbilled revenue	13	(350)	(383)
Prepaid expenses and other current assets	46	(105)	(3)
Accounts payable and accrued liabilities	68	(5)	88
Advance billings	(72)	(72)	(166)
Long term liabilities	139	189	—

Net cash provided by operating activities	131,964	153,503	144,616

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, including purchases from affiliates, net	(8,257)	(9,599)	(10,484)
Change in due from General Partner, net	(1,707)	(7,802)	19,766

Net cash used in/(provided by) investing activities	(9,964)	(17,401)	9,282

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in due to General Partner	—	(3,102)	3,102
Distribution to partners	(122,000)	(133,000)	(157,000)

Net cash used in financing activities	(122,000)	(136,102)	(153,898)

CHANGE IN CASH	—	—	—
CASH—BEGINNING OF YEAR	—	—	—

CASH—END OF YEAR	$—	$—	$—

NONCASH TRANSACTIONS FROM INVESTING AND FINANCING ACTIVITIES:
Accruals for capital expenditures	$36	$174	$434

See notes to financial statements.

ORANGE COUNTY—POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(Dollars in Thousands)

1.     ORGANIZATION AND MANAGEMENT

        Orange County—Poughkeepsie Limited Partnership—Orange County—Poughkeepsie Limited Partnership (the "Partnership") was formed in 1987. The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York metropolitan service areas.

        The partners and their respective ownership percentages as of December 31, 2006, 2005 and 2004 are as follows:

Managing and general partner:
Verizon Wireless of the East LP*	85.0%
Limited partners:
Taconic Telephone Corporation ("Taconic")	7.5%
Warwick Valley Telephone Company ("Warwick")	7.5%

  *
  Verizon Wireless of the East LP is a partnership which is consolidated by Cellco Partnership (d/b/a Verizon Wireless) ("Cellco"). Prior to August 15, 2006, Verizon Wireless of the East LP (the "General Partner") was a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which hold a controlling interest, and Price Communications which had a preferred interest. On August 15, 2006 Verizon ELPI Holding Corp. (a subsidiary of Verizon Communications Inc.) became the owner of the preferred interest previously held by Price Communications.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, fair value of financial instruments, depreciation and amortization, useful lives and impairment of assets, accrued expenses, taxes, and contingencies. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the financial statements in the period that they are determined to be necessary.

        Revenue Recognition—The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed. The roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates. The Partnership will continue to re-evaluate the rates on a periodic basis (see Note 4). The Partnership's revenue recognition policies are in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements and SAB No. 104, Revenue Recognition.

        Approximately 98% of the Partnership's 2006, 2005 and 2004 revenue is affiliate revenue due to the fact that Cellco is the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement (See Note 4).

        Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).

        Operating Costs and Expenses—Operating costs and expenses include costs and expenses incurred directly by the Partnership, as well as an allocation of certain administrative and operating costs incurred by the General Partner or its affiliates on behalf of the Partnership. Services performed on behalf of the Partnership are provided by employees of Cellco. These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. The Partnership believes such allocations, principally based on the Partnership's percentage of total customers, customer gross additions, or minutes-of-use, are reasonable.

        Property, Plant and Equipment—Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices ("MTSOs") and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

        Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the Statements of Operations.

        Network engineering costs incurred during the construction phase of the Partnership's network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

        FCC Licenses—The Federal Communications Commission ("FCC") issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely. All wireless licenses issued by the FCC that authorize the Partnership to provide cellular services are recorded on the books of Cellco. The current term of the Partnership's FCC licenses expire in June 2007 and January 2008. Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership's wireless licenses.

        Valuation of Assets—Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

        As discussed above, the FCC licenses under which the Partnership operates are recorded on the books of Cellco. Cellco does not charge the Partnership for the use of any FCC license recorded on its books. However, Cellco believes that under the Partnership agreement it has the right to allocate, based on a reasonable methodology, any impairment loss recognized by Cellco for all licenses included in Cellco's national footprint. Accordingly, the FCC licenses, including the licenses under which the Partnership operates, recorded on the books of Cellco are evaluated for impairment by Cellco, under the guidance set forth in Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets.

        The FCC licenses are treated as an indefinite life intangible asset on the books of Cellco under the provisions of SFAS No. 142 and are not amortized, but rather are tested for impairment annually or between annual dates, if events or circumstances warrant. All of the licenses in Cellco's nationwide footprint are tested in the aggregate for impairment under SFAS No. 142. When testing the carrying value of the wireless licenses in 2004 for impairment, Cellco determined the fair value of the aggregated wireless licenses by subtracting from enterprise discounted cash flows (net of debt) the fair value of all of the other net tangible and intangible assets of Cellco, including previously unrecognized intangible assets. This approach is generally referred to as the residual method. In addition, the fair value of the aggregated wireless licenses was then subjected to a reasonableness analysis using public information of comparable wireless carriers. If the fair value of the aggregated wireless licenses as determined above was less than the aggregated carrying amount of the licenses, an impairment would have been recognized by Cellco and then may have been allocated to the Partnership. During 2004, the test for impairment was performed with no impairment recognized.

        On September 29, 2004, the SEC issued a Staff Announcement No. D-108, Use of the Residual Method to Value Acquired Assets other than Goodwill. This Staff Announcement requires SEC registrants to adopt a direct value method of assigning value to intangible assets, including wireless licenses, acquired in a business combination under SFAS No. 141, Business Combinations, effective for all business combinations completed after September 29, 2004. Further, all intangible assets, including wireless licenses, valued under the residual method prior to this adoption are required to be tested for impairment using a direct value method no later than the beginning of 2005. Any impairment of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle. Under this Staff Announcement, the reclassification of recorded balances from wireless licenses to goodwill prior to the adoption of this Staff Announcement is prohibited.

        Cellco evaluated its wireless licenses for potential impairment using a direct value methodology as of December 15, 2006 and 2005 in accordance with SEC Staff Announcement No. D-108. The valuation and analyses prepared in connection with the adoption of a direct value method and subsequent revaluation resulted in no adjustment to the carrying value of Cellco's wireless licenses and, accordingly, had no effect on its financial statements. Future tests for impairment will be performed at least annually and more often if events or circumstances warrant.

        Concentrations—To the extent the Partnership's customer receivables become delinquent, collection activities commence. The General Partner accounts for 93.6% and 83.8% of the accounts receivable balance at December 31, 2006, and 2005 respectively. The Partnership maintains an allowance for losses, as necessary, based on the expected collectibility of accounts receivable.

        Approximately 98% of the Partnership's 2006, 2005 and 2004 revenue is affiliate revenue.

        Cellco and the Partnership rely on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership's operating results.

        Although Cellco and the General Partner attempt to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership's operations. If the suppliers are unable to meet the General Partner's needs as it builds out its network infrastructure and sells service, delays and increased costs in the expansion of the Partnership's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

        Financial Instruments—The Partnership's trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

        Income Taxes—The Partnership is not a taxable entity for Federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

        Due to/from General Partner—Due to/from General Partner principally represents the Partnership's cash position. The General Partner manages all cash, investing and financing activities of the Partnership. As such, the change in Due from General Partners is reflected as an investing activity in the Statements of Cash Flows while the change in Due to General Partner is reflected as a financing activity. Additionally, administrative and operating costs incurred by the General Partner on behalf of the Partnership are charged to the Partnership through this account. Interest expense/income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco's average cost of borrowing from Verizon Global Funding, a wholly owned subsidiary of Verizon Communications. The cost of borrowing was approximately 5.4%, 4.8%, and 5.9% for the years ended December 31, 2006, 2005 and 2004, respectively. Included in Interest and Other Income, Net is net interest income related to the Due from General Partner balance of $693, $782 and $980 for the years ended December 31, 2006, 2005 and 2004, respectively.

        Distributions—The Partnership is required to make distributions to its partners on a quarterly basis based upon the Partnership's operating results, cash availability and financing needs as determined by the General Partner at the date of distribution.

3.     PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net, consists of the following as of December 31, 2006 and 2005:

	Useful Lives	2006	2005
Buildings	10-40 years	$14,367	$13,408
Wireless plant equipment	3-15 years	61,795	58,087
Furniture, fixtures and equipment	2-5 years	18	303
Leasehold Improvements	5 years	2,460	2,149

		78,640	73,947
Less accumulated depreciation		(39,723)	(36,431)

Property, plant and equipment, net		$38,917	$37,516

        Capitalized network engineering costs of $545 and $406 were recorded during the years ended December 31, 2006 and 2005, respectively. Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $641 and $2,368 at December 31, 2006 and 2005, respectively. Depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 was $6,720, $6,347 and $5,521, respectively.

4.     TRANSACTIONS WITH AFFILIATES

        Significant transactions with affiliates (Cellco and its related entities), including allocations and direct charges, are summarized as follows for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Revenue:
Operating revenues (b)	$153,176	$176,310	$158,571
Cellsite allocated revenues (c)	1,336	1,377	1,506
Cost of Service:
Direct telecommunication charges (a)	7,194	6,355	1,697
Long distance charges	7,082	8,208	5,580
Allocation of cost of service (a)	3,812	3,364	3,360
Allocation of switch usage cost (a)	4,360	5,519	4,705
Selling, General and Administrative:
Allocation of certain general and administrative expenses (a)	1,911	1,672	2,198

  (a)
  Expenses were allocated based on the Partnership's percentage of total customers, customer gross additions or minutes-of-use where applicable. The Partnership believes the allocations are reasonable.

  (b)
  Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement.

  (c)
  Cellsite allocated revenues, based on the Partnership's percentage of minutes of use, result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliate entity.

        All affiliate transactions captured above are based on actual amounts directly incurred by Cellco on behalf of the Partnership and/or allocations from Cellco. Revenues and expenses were allocated based on the Partnership's percentage of total customers, gross customer additions or minutes of use where applicable. The General Partner believes the allocations are reasonable. The affiliate transactions are not necessarily conducted at arm's length.

        The Partnership had net purchases of plant, property, and equipment with affiliates of $4,691, $4,738 and $7,245 in 2006, 2005 and 2004, respectively.

5.     COMMITMENTS

        The General Partner, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2006, 2005 and 2004, the Partnership recognized a total of $2,001, $1,845 and $1,446, respectively, as rent expense related to payments under these operating leases, which was included in cost of service in the accompanying Statements of Operations.

        Aggregate future minimum rental commitments under noncancelable operating leases, excluding renewal options that are not reasonably assured, for the years shown are as follows:

Years	Amount
2007	$1,758
2008	1,661
2009	1,159
2010	515
2011	198
2012 and thereafter	255

Total minimum payments	$5,546

        From time to time the General Partner enters into purchase commitments, primarily for network equipment, on behalf of the Partnership.

6.     CONTINGENCIES

        Cellco is subject to various lawsuits and other claims including class actions, product liability, patent infringement, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also defending lawsuits filed against itself and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. Attorney Generals in a number of states also are investigating certain sales, marketing and advertising practices. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

        The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2006 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

        In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco's legal counsel cannot give assurance as to the outcome of each of these matters, in management's opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial statements of the Partnership.

7.     RECONCILIATION OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Balance at Beginning of the Year	Additions Charged to Operations	Write-offs Net of Recoveries	Balance at End of the Year
Accounts Receivable Allowances:
2006	$—	$—	$—	$—
2005	$—	$—	$—	$—
2004	$20	$—	$(20)	$—

8.     SUBSEQUENT EVENTS

        Effective January 15, 2007, the General Partner, Cellco and Taconic entered into a Partnership interest Purchase Agreement where Taconic agreed to sell its 7.5% limited partnership interest to Cellco. On February 20, 2007, Warwick notified Cellco it exercised its right to purchase a proportionate share of Taconic's interest at the offer price.

******

Annex A

AGREEMENT AND PLAN OF MERGER
DATED AS OF JANUARY 15, 2007
BY AND AMONG
VERIZON COMMUNICATIONS INC.,
NORTHERN NEW ENGLAND SPINCO INC.
AND
FAIRPOINT COMMUNICATIONS, INC.

6.3	Corporate Authority; No Violation	A-38
6.4	Company Reports and Financial Statements	A-39
6.5	Absence of Certain Changes or Events	A-41
6.6	Investigations; Litigation	A-41
6.7	Compliance with Laws	A-41
6.8	Proxy Statement/Prospectus; Registration Statements	A-41
6.9	Information Supplied	A-41
6.10	Environmental Matters	A-42
6.11	Tax Matters	A-42
6.12	Benefit Plans	A-44
6.13	Labor Matters	A-45
6.14	Intellectual Property	A-45
6.15	Communications Regulatory Matters	A-45
6.16	Material Contracts	A-46
6.17	Company Real Property	A-47
6.18	Opinion of Company Financial Advisor	A-47
6.19	Brokers or Finders	A-48
6.20	Takeover Statutes	A-48
6.21	Certain Board Findings	A-48
6.22	Vote Required	A-48
6.23	Affiliate Transactions	A-48
ARTICLE VII	Covenants and Agreements	A-48
7.1	Conduct of Business by the Company Pending the Merger	A-48
7.2	Conduct of Spinco Business Pending the Merger	A-52
7.3	Proxy Statement/Prospectus; Registration Statements	A-54
7.4	Stockholders Meeting	A-56
7.5	Efforts to Close	A-56
7.6	Regulatory Matters	A-56
7.7	Employee Matters	A-60
7.8	Certain Third Party Consents	A-60
7.9	Tax Matters	A-62
7.10	Access to Information	A-63
7.11	No Solicitation by the Company	A-63
7.12	Director and Officer Matters	A-64
7.13	Rule 145 Affiliates	A-65
7.14	Public Announcements	A-65
7.15	Notification	A-65
7.16	Real Property Matters	A-66
7.17	Control of Other Party's Business	A-66
7.18	Financial Statements and Related Information	A-66
7.19	Directors of the Surviving Corporation	A-67
7.20	Financing	A-68
7.21	Accountants	A-69
7.22	Disclosure Controls	A-70
7.23	Listing	A-70
7.24	Required Spinco Business Capital Expenditures	A-70
7.25	Reseller Agreement	A-70
7.26	Purchasing Arrangement	A-71
7.27	Joint Defense Arrangements	A-72

ARTICLE VIII	Conditions to the Merger	A-72
8.1	Conditions to the Obligations of Spinco, Verizon and the Company to Effect the Merger	A-72
8.2	Additional Conditions to the Obligations of Verizon and Spinco	A-74
8.3	Additional Conditions to the Obligations of the Company	A-75
ARTICLE IX	Termination, Amendment and Waivers	A-75
9.1	Termination	A-75
9.2	Effect of Termination	A-77
9.3	Amounts Payable in Certain Circumstances	A-77
9.4	Amendment	A-78
9.5	Waivers	A-78
ARTICLE X	Survival; Indemnification	A-78
10.1	Survival of Representations, Warranties and Agreements	A-78
10.2	Indemnification	A-78
10.3	Definitions for Purposes of this Article	A-79
10.4	Limitation on Claims for Indemnifiable Losses	A-79
10.5	Defense of Claims	A-80
10.6	Subrogation	A-81
10.7	Other Rights and Remedies	A-81
ARTICLE XI	Miscellaneous	A-82
11.1	Expenses	A-82
11.2	Notices	A-82
11.3	Interpretation; Consent	A-84
11.4	Severability	A-84
11.5	Assignment; Binding Effect	A-84
11.6	No Third Party Beneficiaries	A-85
11.7	Limited Liability	A-85
11.8	Entire Agreement	A-85
11.9	Governing Law	A-85
11.10	Counterparts	A-85
11.11	Waiver of Jury Trial	A-85
11.12	Jurisdiction; Enforcement	A-85
11.13	Knowledge Convention	A-86
Exhibit A	Form of Rule 145 Affiliate Agreement

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER, dated as of January 15, 2007 (this "Agreement"), is by and among VERIZON COMMUNICATIONS INC., a Delaware corporation ("Verizon"), NORTHERN NEW ENGLAND SPINCO INC., a Delaware corporation ("Spinco"), and FAIRPOINT COMMUNICATIONS, INC., a Delaware corporation (the "Company").

        WHEREAS, Spinco is a newly formed, wholly owned, direct Subsidiary of Verizon;

        WHEREAS, on or prior to the Distribution Date (as such term, and each other capitalized term used herein and not defined, is defined in Article I hereof), and subject to the terms and conditions set forth in the Distribution Agreement entered into by and between Verizon and Spinco on the date hereof (the "Distribution Agreement"), Verizon New England Inc., a New York corporation ("Verizon New England"), which is a wholly owned, direct Subsidiary of NYNEX Corporation, a Delaware corporation ("NYNEX"), which is a wholly owned, direct Subsidiary of Verizon, will cause the formation of Northern New England Telephone Operations Inc. ("ILEC Spinco Subsidiary"), which will be a wholly-owned direct Subsidiary of Verizon New England;

        WHEREAS, on or prior to the Distribution Date, Verizon New England will transfer to ILEC Spinco Subsidiary certain Spinco Assets and Spinco Liabilities in the manner set forth in the Distribution Agreement and will thereafter distribute all capital stock of ILEC Spinco Subsidiary to NYNEX (such transfers and the distribution, the "First Internal Spinoff"), which in turn will distribute all capital stock of ILEC Spinco Subsidiary to Verizon (the "Second Internal Spinoff" and, together with the First Internal Spinoff, the "Internal Spinoffs");

        WHEREAS, on or prior to the Distribution Date, certain Subsidiaries of Verizon will transfer to Verizon, via intercompany dividends or sales or otherwise, certain Spinco Assets and Spinco Liabilities in the manner set forth in the Distribution Agreement (the "Internal Restructuring");

        WHEREAS, on or prior to the Distribution Date, Spinco will issue to Verizon the Spinco Common Stock (as defined in the Distribution Agreement) and distribute to Verizon the Spinco Securities (as defined in the Distribution Agreement) and pay to Verizon the Special Dividend (as defined in the Distribution Agreement), all of which will occur in exchange for Verizon transferring to Spinco the stock of ILEC Spinco Subsidiary and certain other Spinco Assets and Spinco Liabilities relating to the non-ILEC portion of the Spinco Business in the manner set forth in the Distribution Agreement (the transactions described in this recital, collectively, the "Contribution");

        WHEREAS, upon the terms and subject to the conditions set forth in the Distribution Agreement, on the Distribution Date, Verizon will distribute all of the issued and outstanding shares of Spinco Common Stock to the Distribution Agent for the benefit of the holders of the outstanding Verizon Common Stock (the "Distribution");

        WHEREAS, at the Effective Time, the parties will effect the merger of Spinco with and into the Company, with the Company continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

        WHEREAS, the Board of Directors of the Company (i) has determined that the Merger and this Agreement are advisable, fair to, and in the best interests of, the Company and its stockholders and has approved this Agreement and the transactions contemplated thereby, including the Merger, and the issuance of shares of Company Common Stock pursuant to the Merger, and (ii) has recommended the adoption by the stockholders of the Company of this Agreement and the approval of the transactions contemplated hereby;

        WHEREAS, the Board of Directors of Spinco has (i) determined that the Merger and this Agreement are advisable, fair to and in the best interests of Spinco and its sole stockholder, Verizon, and has approved this Agreement and the Distribution Agreement and the transactions contemplated hereby and thereby, including the Contribution, the Debt Exchange (as defined in the Distribution

Agreement), the Distribution and the Merger, and (ii) recommended the adoption by Verizon, as the sole stockholder of Spinco, of this Agreement and the approval of the transactions contemplated hereby;

        WHEREAS, the Board of Directors of Verizon has approved this Agreement and the Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Spinoffs, the Internal Restructuring, the Contribution, the Distribution, the Debt Exchange and the Merger;

        WHEREAS, prior to the execution of this Agreement, as an inducement to Verizon's willingness to enter into this Agreement and incur the obligations set forth herein, the Company's stockholders who are parties to the Nominating Agreement have entered into the Termination Agreement, dated as of January 15, 2007 (the "Termination Agreement"), pursuant to which such stockholders have agreed, among other things, to cause their designees to the Board of Directors of the Company to resign by no later than immediately prior to the Effective Time and to terminate the Nominating Agreement effective immediately prior to the Effective Time;

        WHEREAS, the parties to this Agreement intend that (i) the First Internal Spinoff qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code") and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (ii) the Second Internal Spinoff qualify as a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (iii) the Contribution, together with the Distribution, qualify as a tax-free reorganization under Section 368(a)(1)(D) of the Code; (iv) the Distribution qualify as a distribution of Spinco stock to Verizon stockholders eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (v) no gain or loss be recognized by Verizon for federal income tax purposes in connection with the receipt of the Spinco Securities or the consummation of the Debt Exchange; (vi) the Special Dividend qualify as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of Section 361(b)(1) of the Code, to the extent that Verizon distributes the Special Dividend to its creditors and/or shareholders in connection with the Contribution; (vii) the Merger qualify as a tax-free reorganization pursuant to Section 368 of the Code; and (viii) no gain or loss be recognized as a result of such transactions for federal income tax purposes by any of Verizon, Spinco, and their respective stockholders and Subsidiaries (except to the extent of cash received in lieu of fractional shares); and

        WHEREAS, the parties to this Agreement intend that throughout the internal restructurings taken in contemplation of this Agreement, including the Internal Spinoffs and Internal Restructurings, the Contribution and the Distribution, and throughout the Merger, the Spinco Employees shall maintain uninterrupted continuity of employment, compensation and benefits, and also for union represented employees, uninterrupted continuity of coverage under their collective bargaining agreements, in each case as described in the Employee Matters Agreement.

        NOW, THEREFORE, in consideration of these premises, the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

        1.1    "2006 Financial Statements" has the meaning set forth in Section 7.18(a).

        1.2    "Action" has the meaning set forth in Section 7.12(c).

        1.3    "Additional Company SEC Documents" has the meaning set forth in Section 6.4(b).

        1.4    "Affiliate" means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person. The term "control"

(including, with correlative meanings, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise; provided, however, that for purposes of this Agreement, (i) from and after the Distribution Date, no member of either Group shall be deemed an Affiliate of any member of the other Group and (ii) none of Cellco Partnership or any of its Subsidiaries shall be deemed Affiliates or Subsidiaries of Verizon.

        1.5    "Aggregate Merger Consideration" has the meaning set forth in Section 3.1(a).

        1.6    "Agreement" has the meaning set forth in the Preamble hereto.

        1.7    "Alternative Financing" has the meaning set forth in Section 7.20(c).

        1.8    "Approved for Listing" means, with respect to the shares of Company Common Stock to be issued pursuant to the Merger, that such shares have been approved for listing on the NYSE, subject to official notice of issuance.

        1.9    "Audited Financial Statements" has the meaning set forth in Section 5.4(a)(i).

        1.10    "Backstop Facility Commitment" means the FairPoint Communications, Inc. Refinancing—Commitment Letter, dated as of the date hereof, from Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. to the Company, and the related fee letter of even date therewith among the parties thereto.

        1.11    "Blended Customer Contracts" has the meaning set forth in the Distribution Agreement.

        1.12    "Business Day" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

        1.13    "CALEA" has the meaning set forth in Section 5.19(b).

        1.14    "Certificate of Merger" has the meaning set forth in Section 2.3.

        1.15    "Closing" has the meaning set forth in Section 2.2.

        1.16    "Closing Date" has the meaning set forth in Section 2.2.

        1.17    "Code" has the meaning set forth in the recitals hereto.

        1.18    "Commitment Letter" means the Project Nor'easter Commitment Letter, dated as of the date hereof, from Lehman Commercial Paper Inc., Lehman Brothers Inc., Bank of America, N.A., Banc of America Securities LLC and Morgan Stanley Senior Funding, Inc. to the Company, and the related fee letter of even date therewith among the parties thereto.

        1.19    "Communications Act" means the Communications Act of 1934, as amended.

        1.20    "Company" has the meaning set forth in the Preamble hereto.

        1.21    "Company Acquisition" means, in each case other than the Merger or as otherwise specifically contemplated by this Agreement, (i) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any of its Significant Subsidiaries; (ii) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, constituting 15% or more of the total consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or accounting for 15% or more of the total consolidated revenues of the Company and the Company Subsidiaries, taken as a whole, in any one transaction or in a series of transactions; (iii) any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any Person following which any Person (including any "group" as defined in Section 13(d)(3) of the Exchange Act) owns 15% or more of the outstanding shares of

Company Common Stock; or (iv) any other substantially similar transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements.

        1.22    "Company Acquisition Proposal" means any proposal regarding a Company Acquisition.

        1.23    "Company Adjusted EBITDA" means, for the applicable twelve month period ending with any specified fiscal quarter, the consolidated operating income of the Company and the Company Subsidiaries during such period before interest, taxes, depreciation and amortization calculated in a manner consistent with the definition of "Adjusted Consolidated EBITDA" in the Company Credit Agreement as in effect on the date hereof (excluding, for avoidance of doubt, income attributable to Orange-Poughkeepsie Limited Partnership, a New York limited partnership), plus, without duplication, all fees and expenses incurred by the Company or any of the Company Subsidiaries in connection with this Agreement or any other Transaction Agreement, or the transactions contemplated hereby or thereby, including any Qualified Transition Expenses (but not including any fees and expenses reimbursed or payable by Verizon).

        1.24    "Company Approvals" has the meaning set forth in Section 6.3(d).

        1.25    "Company Benefit Plans" has the meaning set forth in Section 6.12(a).

        1.26    "Company Common Stock" means the common stock, par value $0.01 per share, of the Company.

        1.27    "Company Credit Agreement" means the Credit Agreement, dated as of February 8, 2005, among the Company, Bank of America, N.A., as Syndication Agent, CoBank, ACB and General Electric Capital Corporation as Co-Documentation Agents, Deutsche Bank Trust Company Americas, as Administrative Agent, Deutsche Bank Securities, Inc. and Banc of America Securities LLC, as Joint Lead Arrangers, Deutsche Bank Securities, Inc., Banc of America Securities LLC, Goldman Sachs Credit Partners, L.P. and Morgan Stanley Senior Funding, Inc., as Joint Book Running Managers and the various lenders party thereto from time to time, as amended through the date of this Agreement and as such Company Credit Agreement may be further amended by the proposed fourth amendment thereto, the form of which is attached as Exhibit B to the Backstop Facility Commitment.

        1.28    "Company Disclosure Letter" has the meaning set forth in the first paragraph of Article VI.

        1.29    "Company Employee" has the meaning set forth in Section 6.12(a).

        1.30    "Company Financial Statements" has the meaning set forth in Section 6.4(a)(i).

        1.31    "Company's Knowledge" has the meaning set forth in Section 11.13.

        1.32    "Company Licenses" has the meaning set forth in Section 6.15(a).

        1.33    "Company Material Contracts" has the meaning set forth in Section 6.16(a).

        1.34    "Company Owned Real Property" means all Owned Real Property of the Company or the Company Subsidiaries.

        1.35    "Company Registration Statement" means the registration statement on Form S-4, including without limitation the Proxy Statement/Prospectus, forming a part thereof, to be filed by the Company with the SEC to effect the registration under the Securities Act of the issuance of the shares of Company Common Stock into which shares of Spinco Common Stock will be converted pursuant to the Merger (as amended and supplemented from time to time).

        1.36    "Company SEC Documents" has the meaning set forth in Section 6.4(a)(v).

        1.37    "Company Stock Plans" means the FairPoint 1995 Stock Option Plan and the respective award agreements granted thereunder, the FairPoint Amended and Restated 1998 Stock Incentive Plan and the respective award agreements granted thereunder, the FairPoint Amended and Restated 2000 Employee Stock Incentive Plan and the respective award agreements granted thereunder, and the FairPoint 2005 Stock Incentive Plan and the respective award agreements granted thereunder.

        1.38    "Company Stockholders Meeting" has the meaning set forth in Section 7.4(a).

        1.39    "Company Subsidiaries" means all direct and indirect Subsidiaries of the Company.

        1.40    "Company Superior Proposal" has the meaning set forth in Section 7.11(b).

        1.41    "Company Tax Counsel" has the meaning set forth in Section 7.9(c).

        1.42    "Company Tax Sharing Agreement" means the Amended and Restated Tax Sharing Agreement, by and among the Company and its Subsidiaries, dated as of November 9, 2000.

        1.43    "Company Third Party Intellectual Property" means any and all Intellectual Property Rights owned by any Person other than the Company or any of its Subsidiaries that is used in the conduct of the business of the Company and its Subsidiaries.

        1.44    "Company Voting Debt" has the meaning set forth in Section 6.2(b).

        1.45    "Confidentiality Agreement" means the December 2005 Confidentiality Agreement between Verizon and the Company.

        1.46    "Contributing Companies" has the meaning set forth in the Distribution Agreement.

        1.47    "Contract" or "agreement" means any loan or credit agreement, note, bond, indenture, mortgage, deed of trust, lease, sublease, franchise, permit, authorization, license, contract (including collective bargaining agreements, side letters, memoranda of agreement or understanding or any agreement of any kind), instrument, employee benefit plan or other binding commitment, obligation or arrangement, whether written or oral.

        1.48    "Contribution" has the meaning set forth in the recitals hereto.

        1.49    "Controlling Person" has the meaning set forth in Section 10.2(a).

        1.50    "Customer Data" means all customer information obtained in connection with the Spinco Business, in the form and content existing as of the Closing, related to the provisioning of products and services by Spinco or Spinco Subsidiaries in the Territory included in the Spinco Business to current and future customers in the Territory, including name, postal address, email address, telephone number, date of birth, account data, transaction data, demographic data, customer service data, and correspondence, together with any documents and information containing the foregoing; provided, however, the foregoing shall not include (i) any of the foregoing to the extent it is in the possession of Verizon or any U.S. Affiliate and was collected or used other than in connection with the operation of the Spinco Business, (ii) any information included in yellow or white pages listings or directories, in any form, (iii) any information required to be retained by Verizon and/or its Affiliates to comply with applicable law or regulation, (iv) any information publicly available, and (v) any information received by Verizon or its Affiliates from third parties.

        1.51    "Debt Exchange" has the meaning set forth in the Distribution Agreement.

        1.52    "DGCL" means the General Corporation Law of the State of Delaware.

        1.53    "Direct Claim" has the meaning set forth in Section 10.5(b).

        1.54    "Disclosure Letters" means, collectively, the Verizon Disclosure Letter, the Spinco Disclosure Letter and the Company Disclosure Letter.

        1.55    "Distribution" has the meaning set forth in the recitals hereto.

        1.56    "Distribution Agreement" has the meaning set forth in the recitals hereto.

        1.57    "Distribution Date" shall mean the date and time that the Distribution shall become effective.

        1.58    "Distribution Fund" has the meaning set forth in Section 3.2(a).

        1.59    "Distribution Tax Opinion" means a written opinion of Verizon Tax Counsel, addressed to Verizon and Spinco and dated as of the Distribution Date, in form and substance reasonably satisfactory to Verizon and (solely with respect to issues as to whether Spinco recognizes gain or loss) the Company, to the effect that (i) each of the Internal Spinoffs will qualify as a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code, (ii) the Distribution will qualify as a distribution of Spinco stock to the stockholders of Verizon eligible for nonrecognition under Sections 355(a) and 361(c) of the Code, pursuant to which no gain or loss will be recognized for federal income tax purposes by any of Verizon, Spinco or the stockholders of Verizon, except as to cash received in lieu of fractional shares by the stockholders of Verizon, and (iii) Verizon will not recognize gain or loss for federal income tax purposes in connection with the receipt of the Spinco Securities or the consummation of the Debt Exchange.

        1.60    "Distribution Tax Representations" has the meaning set forth in Section 7.9(b).

        1.61    "Distribution Transfer Taxes" means any sales, use, transfer, registration, recording, stamp, value added or other similar taxes or fees arising out of or attributable to the Internal Spinoffs, the Contribution, the Distribution, the Debt Exchange or the Internal Restructuring.

        1.62    "Effective Time" has the meaning set forth in Section 2.3.

        1.63    "Employee Matters Agreement" means the Employee Matters Agreement to be entered into among Verizon, Spinco and the Company, in the form attached to the Distribution Agreement.

        1.64    "Environmental Claim" means administrative or judicial actions, suits, orders, liens, notices, violations or proceedings related to any applicable Environmental Law or Environmental Permit brought, issued or asserted by a Governmental Authority or any third party for compliance, damages, penalties, removal, response, remedial or other action pursuant to any applicable Environmental Law or resulting from the release of a Hazardous Material.

        1.65    "Environmental Law" means any Law now in effect relating to the environment or Hazardous Materials, including but not limited to the Comprehensive Environmental Response Compensation and Liability Act, 42 USC §6901 et seq.; the Resource Conservation and Recovery Act, 42 USC §6901 et seq.; the Federal Water Pollution Control Act, 33 USC §1251 et seq.; the Toxic Substances Control Act, 15 USC §2601 et seq.; the Clean Air Act, 42 USC §7401 et seq.; the Safe Drinking Water Act, 42 USC §3803 et seq.; the Oil Pollution Act of 1990, 33 USC §2701 et seq.; the Emergency Planning and the Community Right-to-Know Act of 1986, 42 USC §1101 et seq.; the Hazardous Material Transportation Act, 49 USC §1801 et seq.; and any state or local counterparts or equivalents, in each case as amended from time to time.

        1.66    "Environmental Permits" means all permits, licenses, approvals, authorizations or consents required by or issued by any Governmental Authority under any applicable Environmental Law and includes any and all orders, consent orders or binding agreements issued or entered into by a Governmental Authority under any applicable Environmental Law.

        1.67    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        1.68    "ERISA Affiliate" means, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person, would be deemed a "single employer" within the meaning of section 4001(b) of ERISA.

        1.69    "Excess Shares" has the meaning set forth in Section 3.3(b).

        1.70    "Exchange Act" means the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        1.71    "Excluded Contract" has the meaning set forth in the Distribution Agreement.

        1.72    "FCC" means the Federal Communications Commission.

        1.73    "FCC Applications" has the meaning set forth in Section 7.6(c).

        1.74    "FCC Rules" has the meaning set forth in Section 4.2(c).

        1.75    "First Internal Spinoff" has the meaning set forth in the recitals hereto.

        1.76    "Fully Diluted Basis" means as of any date, the aggregate number of shares of Company Common Stock outstanding on such date (including any shares of restricted stock) assuming: (i) the prior exercise of all options and similar rights to purchase Company Common Stock; (ii) the prior conversion into, or exchange for, shares of Company Common Stock of all then issued and outstanding securities which are convertible into, or exchangeable for, shares of Company Common Stock; and (iii) the prior exercise of any similar subscription or other rights to acquire, or to cause the Company to issue, shares of Company Common Stock; provided, however, that the term "Fully Diluted Basis" shall not take into account (A) any shares held in the Company's treasury, (B) those Company Common Stock options, restricted stock units and restricted units issued prior to the date hereof that are identified on Section 1.76 of the Company Disclosure Letter (along with the exercise price and vesting dates applicable thereto) or any shares of Company Common Stock issued or issuable in respect thereof and (C) those restricted shares of Company Common Stock identified on Section 1.76 of the Company Disclosure Letter (along with the vesting dates applicable thereto).

        1.77    "GAAP" means United States generally accepted accounting principles.

        1.78    "Governmental Authority" means any foreign, federal, state or local court, administrative agency, official board, bureau, governmental or quasi-governmental entities, having competent jurisdiction over Verizon, Spinco or the Company, any of their respective Subsidiaries and any other tribunal or commission or other governmental department, authority or instrumentality or any subdivision, agency, mediator, commission or authority of competent jurisdiction.

        1.79    "Governmental Customer Contract" means any Contract to which a federal, state, county or municipal government or any agency of any of the same, is party and pursuant to said Contract the government or agency is recipient of products or services.

        1.80    "Group" means the Verizon Group or the Spinco Group, as the case may be.

        1.81    "Hazardous Material" means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as "hazardous substances," "hazardous materials," "hazardous wastes," "toxic substances," "pollutants," "contaminants," or any other similar term that defines, lists, or classifies a substance by reason of such substance's ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, "EP toxicity" or adverse affect on human health or the environment, (b) oil, petroleum, or petroleum-derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any radioactive materials, (d) polychlorinated biphenyls, and (e) infectious waste.

        1.82    "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.

        1.83    "HSR Agencies" means the Federal Trade Commission and the Antitrust Division of the Department of Justice.

        1.84    "Idearc Agreements" has the meaning set forth in the Distribution Agreement.

        1.85    "Identified Persons" has the meaning set forth in Section 7.12(a).

        1.86    "ILEC" has the meaning set forth in Section 5.22.

        1.87    "Intellectual Property Agreement" means the Intellectual Property Agreement to be entered into between Verizon and Spinco, in the form attached to the Distribution Agreement.

        1.88    "Intellectual Property Rights" means all United States and foreign issued and pending patents, trademarks, service marks, slogans, logos, trade names, service names, Internet domain names, trade styles, trade dress and other indicia of origin, and all goodwill associated with any of the foregoing, copyrights, copyrightable works, trade secrets, know-how, processes, methods, designs, computer programs, plans, specifications, data, inventions (whether or not patentable or reduced to practice), improvements, confidential, business and other information and all intangible property, proprietary rights and other intellectual property, and all registrations, applications and renewals (including divisionals, continuations, continuations-in-part, reissues, renewals, registrations, re-examinations and extensions) for, and tangible embodiments of, and all rights with respect to, any of the foregoing.

        1.89    "Interim Balance Sheet Date" has the meaning set forth in Section 5.4(d).

        1.90    "Interim Financial Statements" has the meaning set forth in Section 5.4(a)(ii).

        1.91    "Internal Restructuring" has the meaning set forth in the recitals hereto.

        1.92    "Internal Spinoffs" has the meaning set forth in the recitals hereto.

        1.93    "IRS" means the United States Internal Revenue Service or any successor thereto, including, but not limited to, its agents, representatives and attorneys.

        1.94    "IRS Ruling" means a private letter ruling from the IRS to the effect that (i) the First Internal Spinoff will qualify as a reorganization under Section 368(a)(1)(D) of the Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (ii) the Second Internal Spinoff will qualify as a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (iii) the Contribution, together with the Distribution, will qualify as a tax-free reorganization under Section 368(a)(1)(D) of the Code; (iv) the Distribution will qualify as a distribution of Spinco stock to Verizon stockholders eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (v) Verizon will not recognize gain or loss for federal income tax purposes in connection with the receipt of the Spinco Securities or the consummation of the Debt Exchange; (vi) the Special Dividend will qualify as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of Section 361(b)(1) of the Code, to the extent that Verizon distributes the Special Dividend to its creditors and/or shareholders in connection with the Contribution; and (vii) no gain or loss will be recognized as a result of such transactions for federal income tax purposes by any of Verizon, Spinco, and their respective stockholders and Subsidiaries (except to the extent of cash received in lieu of fractional shares).

        1.95    "IRS Submission" has the meaning set forth in Section 7.9(a)(i).

        1.96    "Law" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

        1.97    [Intentionally omitted.]

        1.98    "Leased Real Property" has the meaning set forth in the Distribution Agreement.

        1.99    "Leases" means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which any Person holds any Leased Real Property.

        1.100    "Liens" means all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, claims, charges, liabilities, obligations, privileges, easements, rights of way, limitations, reservations, restrictions, options, rights of first refusal and other encumbrances of every kind. For the avoidance of doubt, the license of Intellectual Property Rights shall not itself constitute a Lien.

        1.101    "Losses" has the meaning set forth in Section 10.3(d).

        1.102    "Material Adverse Effect" means, with respect to any business or Person, any state of facts, change, development, event, effect, condition or occurrence that, individually or in the aggregate, has had or would be reasonably likely to have a materially adverse effect on the business, assets, properties, liabilities or condition (financial or otherwise) of such business or Person and its Subsidiaries, as applicable, taken as a whole, or that, directly or indirectly, prevents or materially impairs or delays the ability of such Person to perform its obligations under this Agreement; but shall not include facts, events, changes, effects or developments (i) (A) generally affecting the rural, regional or nationwide wireline voice and data industry in the United States, including regulatory and political developments and changes in Law or GAAP, or (B) generally affecting the economy or financial markets in the United States, (ii) resulting from the announcement of this Agreement and the transactions contemplated hereby or by the other Transaction Agreements or the taking of any action required by this Agreement or the other Transaction Agreements in connection with the Merger (including any decrease in customer demand, any reduction in revenues, any disruption in supplier, partner or similar relationships, or any loss of employees resulting therefrom) or (iii) resulting from any natural disaster, or any engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any act or acts of terrorism (except to the extent that any such facts, events, changes, effects or developments referenced in clauses (i) and (iii) have a disproportionate effect on such business or Person and its Subsidiaries); provided, that any fluctuation in the market price of such Person's publicly traded common stock, separately and by itself, shall not be deemed to constitute a Material Adverse Effect hereunder (it being understood that the foregoing shall not prevent a party from asserting that any fact, change, development, event, effect, condition or occurrence that may have contributed to such fluctuation in market price independently constitutes a Material Adverse Effect).

        1.103    "ME Lease" has the meaning set forth in Section 7.16(iii).

        1.104    "ME Premises" has the meaning set forth in Section 7.16(iii).

        1.105    "Merger" has the meaning set forth in Section 2.1.

        1.106    "Merger Tax Opinion" has the meaning set forth in Section 7.9(c).

        1.107    "Merger Transfer Taxes" means any sales, use, transfer, registration, recording, stamp, value added or other similar taxes or fees arising out of or attributable to the Merger.

        1.108    "Network Element" means any port network device, computer, server or other processing device connected to or used in support of the public switched voice, data, DSL and other networks of the Spinco Business, to the extent such element is located in the states of Maine, Vermont or New Hampshire and is used solely in the support of the Spinco Business.

        1.109    "Network Element Software" means the Verizon Third Party Intellectual Property consisting of system software and any application software, in each case in the form and content it exists as of the Closing Date, as and to the extent installed on Network Elements owned or leased by Spinco or the Spinco Subsidiaries as of the Closing, certain of which software is listed on Section 1.109 of the Spinco Disclosure Letter along with the Network Elements in which they are installed, but excluding any application software (other than application software that has been specifically designed and dedicated for a Network Element and is required for a Network Element to perform its voice or data function) which is licensed pursuant to an Excluded Contract that (i) is licensed by any Person other than the Network Element supplier, (ii) is not identified on Section 1.109 of the Spinco Disclosure Letter or (iii) is identified on Section 1.109(iii) of the Spinco Disclosure Letter.

        1.110    "New Financing" means the financing contemplated by the Commitment Letter.

        1.111    "NH Lease" has the meaning set forth in Section 7.16(ii).

        1.112    "NH Premises" has the meaning set forth in Section 7.16(ii).

        1.113    "Non-ILEC Spinco Subsidiary" has the meaning set forth in the Distribution Agreement.

        1.114    "Nominating Agreement" means that certain Nominating Agreement, dated as of February 8, 2005, by and among the Company, Kelso Investment Associates V, L.P., a Delaware limited partnership, Kelso Equity Partners V, L.P., a Delaware limited partnership, and Thomas H. Lee Equity Fund IV, L.P., a Delaware limited partnership.

        1.115    "Non-Statutory Intellectual Property" means (i) all unpatented inventions (whether or not patentable), trade secrets, know-how and proprietary information, including but not limited to (in whatever form or medium), discoveries, ideas, compositions, formulas, computer programs (including source and object codes), computer software documentation, database, drawings, designs, plans, proposals, specifications, photographs, samples, models, processes, procedures, data, information, manuals, reports, financial, marketing and business data, and pricing and cost information, correspondence and notes, (ii) United States works of authorship, mask works, copyrights, and copyright and mask work registrations and applications for registration, and (iii) any rights or licenses in the foregoing which may be granted without the payment of compensation or other consideration to any Person; provided, however, that, notwithstanding anything to the contrary, the definition of "Non-Statutory Intellectual Property" shall not include any Statutory Intellectual Property.

        1.116    "NYNEX" has the meaning set forth in the recitals hereto.

        1.117    "NYSE" has the meaning set forth in Section 3.3(b).

        1.118    "Order" means any decree, judgment, injunction, writ, ruling or other order of any Governmental Authority.

        1.119    "Other PUC Applications" has the meaning set forth in Section 7.6(b).

        1.120    "Owned Real Property" has the meaning set forth in the Distribution Agreement.

        1.121    "PBGC" means the U.S. Pension Benefit Guaranty Corporation.

        1.122    "Per Share Merger Consideration" has the meaning set forth in Section 3.1(a).

        1.123    "Permitted Encumbrances" means (A) statutory Liens for Taxes that are not due and payable as of the Closing Date, or that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP; (B) mechanics liens and similar Liens for labor, materials or supplies provided, incurred in the ordinary course of business for amounts which are not due and payable or are subject to dispute and with respect to which reserves have been established in accordance with GAAP; (C) zoning, building codes and other land use Laws regulating the use or occupancy of such Owned Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Owned Real Property which are not violated by the current use or occupancy of such Owned Real Property or the operation of the business thereon; (D) easements, covenants, conditions, restrictions and other similar matters of record affecting title to any Owned Real Property which do not or would not materially impair the use or occupancy of such Owned Real Property in the operation of the business conducted thereon; and (E) Liens securing indebtedness incurred in connection with the New Financing or disclosed in the Company SEC Documents or the Spinco Financial Statements, as applicable.

        1.124    "Person" or "person" means a natural person, corporation, company, joint venture, individual business trust, trust association, partnership, limited partnership, limited liability company or other entity, including a Governmental Authority.

        1.125    "Proprietary Business Information" means any and all non-technical, non-public information included in the Non-Statutory Intellectual Property which is owned by Verizon or its U.S. Affiliates as of the Closing, after giving effect to the assignment contemplated by Section 2.1(a) of the Intellectual Property Agreement, and is used in the Spinco Business as of the Closing Date, but excluding Customer Data.

        1.126    "Proxy Statement/Prospectus" means the letters to Company stockholders, notices of meeting, proxy statement and forms of proxies to be distributed to Company stockholders in connection with the Merger and the transactions contemplated by this Agreement and any additional soliciting material or schedules required to be filed with the SEC in connection therewith, it being understood that if the Company Registration Statement is not declared effective and mailed to the Verizon stockholders substantially contemporaneously with the mailing of the Proxy Statement/Prospectus to the Company stockholders, then the prospectus included in the Company Registration Statement at the time of its mailing to the Verizon stockholders may be different than the Proxy Statement/Prospectus mailed to the Company stockholders.

        1.127    "Purchase Letter of Credit" has the meaning set forth in Section 7.26(b).

        1.128    "Qualified Transition Expenses" means any and all fees, costs, expenses and other amounts incurred or paid by the Company or any of the Company Subsidiaries from and after the date hereof and prior to the Effective Time in connection with the Company's planning and efforts to integrate and operate the Spinco Business from and after the Closing, including, without limitation, fees, costs and expenses relating to the acquisition of equipment and systems which are primarily dedicated to such purposes, and those in respect of consultants, third party providers, and newly hired employees of the Company or any of its Subsidiaries who are solely dedicated to such purposes other than any employee earning more than $200,000 per year.

        1.129    "Quarterly Financial Statements" has the meaning set forth in Section 7.18(b).

        1.130    "Real Property Interests" means all easements, rights of way, and licenses in the real property of Spinco that are used primarily in the operation of the Spinco Business, and excluding all Spinco Owned Real Property and property and interests subject to Spinco Leases and Spinco Subleases.

        1.131    "Record Date" has the meaning set forth in the Distribution Agreement.

        1.132    "Redactable Information" has the meaning set forth in Section 7.9(a)(i).

        1.133    "Registration Statements" means the Company Registration Statement and the Spinco Registration Statement, if any.

        1.134    "ILEC Spinco Subsidiary" has the meaning set forth in the recitals hereto.

        1.135    "Regulation S-K" means Regulation S-K promulgated under the Exchange Act.

        1.136    "Regulatory Law" has the meaning set forth in Section 7.6(e).

        1.137    "Requisite Approval" has the meaning set forth in Section 6.22.

        1.138 "Restraint" has the meaning set forth in Section 8.1(h).

        1.139    "Rule 145 Affiliate" has the meaning set forth in Section 7.13.

        1.140    "Rule 145 Affiliate Agreement" has the meaning set forth in Section 7.13.

        1.141    "Ruling Request" has the meaning set forth in Section 7.9(a)(i).

        1.142    "Sarbanes-Oxley Act" has the meaning set forth in Section 6.4(c).

        1.143    "SEC" means the U.S. Securities and Exchange Commission.

        1.144    "Second Internal Spinoff" has the meaning set forth in the recitals hereto.

        1.145    "Securities Act" means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

        1.146    "Settlement Requirements" has the meaning set forth in Section 10.5(a).

        1.147    "Significant Subsidiary" has the meaning set forth in Rule 1-02 of Regulation S-X promulgated under the Exchange Act.

        1.148    "Solvency Opinion" has the meaning set forth in Section 8.1(l).

        1.149    "Special Dividend" has the meaning set forth in the Distribution Agreement.

        1.150    "Specified Contract" has the meaning set forth in Section 7.6(g).

        1.151    "Spinco" has the meaning set forth in the Preamble hereto.

        1.152    "Spinco Adjusted EBITDA" means, for the applicable twelve month period ending with any specified fiscal quarter, the operating income during such period of the local exchange carrier portion of the Spinco Business (calculated in a manner consistent with the applicable Interim Financial Statements (without any material changes or modifications to the methods of revenue recognition or allocation of inter-company charges or expenses contained therein)) before interest, taxes, depreciation and amortization, plus (i) the amount of all applicable costs and charges relating to pension and benefit obligations relating to the Spinco Business, determined in a manner consistent with the methodology used for the third quarter of 2006 as illustrated on Section 1.152 of the Spinco Disclosure Letter, and (ii) any special items that are allocated to the Spinco Business in a manner consistent with past practice and reflected in the financial statements of the Spinco Business but are not included by Verizon in its quarterly releases of financial results announcing statements of income before special and non-recurring items (by way of illustration only, Section 1.152 of the Spinco Disclosure Letter describes the special items that applied to the third quarter of 2006).

        1.153    "Spinco Assets" has the meaning set forth in the Distribution Agreement.

        1.154    "Spinco Benefit Plans" has the meaning set forth in Section 5.12(a).

        1.155    "Spinco Business" has the meaning set forth in the Distribution Agreement.

        1.156    "Spinco Common Stock" means the common stock, par value $0.01 per share, of Spinco.

        1.157    "Spinco Disclosure Letter" has the meaning set forth in the first paragraph of Article V.

        1.158    "Spinco Employee" has the meaning set forth in Section 5.12(a).

        1.159    "Spinco Financial Statements" has the meaning set forth in Section 5.4(a)(ii).

        1.160    "Spinco Group" means Spinco and the Spinco Subsidiaries.

        1.161    "Spinco's Knowledge" has the meaning set forth in Section 11.13.

        1.162    "Spinco Leases" has the meaning set forth in Section 5.18(b).

        1.163    "Spinco Liabilities" has the meaning set forth in the Distribution Agreement.

        1.164    "Spinco Licenses" has the meaning set forth in Section 5.19(a).

        1.165    "Spinco Material Contracts" has the meaning set forth in Section 5.15(a).

        1.166    "Spinco Owned Real Property" means all Owned Real Property of Spinco or Spinco Subsidiaries after giving effect to the Contribution.

        1.167    "Spinco Registration Statement" means the registration statement on Form S-1, if any, or such other form, if any, as may be required by the Securities Act and/or the SEC to be filed by Spinco with the SEC to effect the registration under the Securities Act of the issuance of the shares of Spinco Common Stock to be issued in the Distribution (as amended and supplemented from time to time).

        1.168    "Spinco Securities" has the meaning set forth in the Distribution Agreement.

        1.169    "Spinco Stockholder Approval" has the meaning set forth in Section 5.16.

        1.170    "Spinco Subleases" has the meaning set forth in Section 5.18(b).

        1.171    "Spinco Subsidiaries" means all direct and indirect Subsidiaries of Spinco immediately following the Contribution.

        1.172 "Spinco Voting Debt" has the meaning set forth in Section 5.2(c).

        1.173    "State Regulators" has the meaning set forth in Section 5.19(a).

        1.174    "Statutory Intellectual Property" means all (i) United States patents and patent applications of any kind, (ii) United States works of authorship, mask-works, copyrights, and copyright and mask work registrations and applications for registration, and (iii) trademarks, trade names, trade styles, trade dress, other indicia of origin, service marks, domain names, and any and all applications and registrations for the foregoing.

        1.175    "Subsidiary" means, with respect to any Person (but subject to the proviso in the definition of Affiliate), a corporation, partnership, association, limited liability company, trust or other form of legal entity in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, has either (i) a majority ownership in the equity thereof, (ii) the power, under ordinary circumstances, to elect, or to direct the election of, a majority of the board of directors or other analogous governing body of such entity, or (iii) the title or function of general partner or manager, or the right to designate the Person having such title or function.

        1.176    "Supplies" has the meaning set forth in Section 7.26(a).

        1.177    "Surviving Corporation" has the meaning set forth in Section 2.1.

        1.178    "Surviving Corporation Indemnitees" means the Surviving Corporation, each Affiliate of the Surviving Corporation (including all Subsidiaries of the Surviving Corporation) and their respective directors, officers, agents and employees.

        1.179    "Surviving Corporation Releasors" has the meaning set forth in Section 7.12(b).

        1.180    "Tariffs" has the meaning set forth in Section 7.6(g).

        1.181    "Tax" or "Taxes" means (i) all taxes, charges, fees, duties, levies, imposts, required deposits, rates or other assessments or governmental charges of any kind imposed by any federal, state, local or foreign Taxing Authority, including income, gross receipts, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Section 59A of the Code), custom duties, property (including real, personal or intangible), sales, use, license, capital stock, transfer, franchise, registration, payroll, withholding, social security (or similar), unemployment, disability, value added, alternative or add-on minimum or other taxes, whether disputed or not, and including any interest, penalties or additions attributable thereto; (ii) liability for the payment of any amount of the type described in clause (i) above arising as a result of being (or having been) a member of any consolidated, combined, unitary or similar group or being (or having been) included or required to be included in any Tax Return related thereto (including pursuant to U.S. Treasury Regulation § 1.1502-6); and (iii) liability for the payment of any amount of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

        1.182    "Tax-Free Status of the Transactions" means each of the intended tax consequences specified in the twelfth recital hereto.

        1.183    "Tax Return" means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) required to be supplied to, or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

        1.184    "Tax Sharing Agreement" means the Tax Sharing Agreement to be entered into on the date hereof between Verizon, Spinco and the Company, as such agreement may be amended from time to time.

        1.185    "Taxing Authority" means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

        1.186    "Telecommunications Regulatory Consents" has the meaning set forth in Section 7.6(c).

        1.187    "Termination Agreement" has the meaning set forth in the recitals hereto.

        1.188    "Termination Date" means the date, if any, on which this Agreement is terminated pursuant to Section 9.1(b).

        1.189    "Territory" has the meaning set forth in the Distribution Agreement.

        1.190    "Territory PUC Applications" has the meaning set forth in Section 7.6(c).

        1.191    "Third-Party Claim" has the meaning set forth in Section 10.5(a).

        1.192    "Transaction Agreements" means this Agreement, the Distribution Agreement, the Employee Matters Agreement, the Intellectual Property Agreement, the Transition Services Agreement, the Idearc Agreements and the Tax Sharing Agreement.

        1.193    "Transferred Affiliate Arrangement" has the meaning set forth in the Distribution Agreement.

        1.194    "Transition Services Agreement" has the meaning set forth in the Distribution Agreement.

        1.195    "U.S. Affiliate" means any Affiliate of Verizon that is incorporated in and operates solely in the United States, but specifically excluding Verizon Wireless, Telecomunicaciones de Puerto Rico, Inc., Verizon Airfone Inc. and any subsidiaries of the foregoing.

        1.196    "Verizon" has the meaning set forth in the Preamble hereto.

        1.197    "Verizon Approvals" has the meaning set forth in Section 4.2(c).

        1.198    "Verizon Common Stock" means the common stock, par value $0.10 per share, of Verizon.

        1.199    "Verizon Disclosure Letter" has the meaning set forth in the first paragraph of Article IV.

        1.200    "Verizon Group" means Verizon and the Verizon Subsidiaries.

        1.201    "Verizon Indemnitees" means Verizon, each Affiliate of Verizon (including all Subsidiaries of Verizon) and their respective directors, officers, agents and employees.

        1.202    "Verizon IP Consent" means any authorizations, approvals, consents or waivers required by any Person, other than Verizon or any of its Subsidiaries, pursuant to their Contract rights (including any right to receive upgrades or maintenance, support or similar services, if any) in respect of any Network Element Software in connection with the consummation by Verizon and its Subsidiaries of the transactions contemplated by the Distribution Agreement or this Agreement.

        1.203    "Verizon IP Consent Costs" has the meaning set forth in Section 7.8(b).

        1.204    "Verizon New England" has the meaning set forth in the recitals hereto.

        1.205    "Verizon Subsidiaries" means all direct and indirect Subsidiaries of Verizon immediately after the Distribution Date, assuming that the Distribution has occurred in accordance with the Distribution Agreement.

        1.206    "Verizon Tax Counsel" means Debevoise & Plimpton LLP.

        1.207    "Verizon Third Party Consents" means the authorizations, approvals, consents or waivers required by Law, by Governmental Authorities, or other Person, other than Verizon or any of its Subsidiaries, pursuant to their Contract rights (other than authorizations, approvals, consents or waivers related to Verizon Third Party Intellectual Property or constituting Telecommunications Regulatory Consents or other consents in respect of telecommunications regulatory matters) in connection with the consummation by Verizon and its Subsidiaries of the transactions contemplated by the Distribution Agreement or this Agreement.

        1.208    "Verizon Third Party Intellectual Property" means any and all Intellectual Property Rights owned by any Person other than Verizon or any of its Subsidiaries, that is used in the conduct of the Spinco Business, without regard as to whether Verizon or any of its Subsidiaries has any rights therein or the right to assign such rights to Spinco or the Spinco Subsidiaries.

        1.209    "Verizon Wireless" means Cellco Partnership d/b/a Verizon Wireless, a Delaware general partnership.

        1.210    "Volume Commitments" has the meaning set forth in Section 7.6(g).

        1.211    "WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988, as amended and any similar state or local law, regulation or ordinance.

ARTICLE II

THE MERGER

        2.1    The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Spinco shall be merged with and into the Company (the "Merger") in accordance with the applicable provisions of the DGCL, the separate existence of Spinco shall cease and the Company shall continue as the surviving corporation of the Merger (sometimes referred to herein as the "Surviving Corporation") and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Spinco in accordance with the DGCL and upon the terms set forth in this Agreement.

        2.2    Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the "Closing") shall take place no later than 2:00 p.m., prevailing Eastern time, on the last Friday of the month in which the conditions set forth in Article VIII (other than those that are to be satisfied by action at the Closing) are satisfied or, to the extent permitted by applicable Law, waived unless otherwise agreed upon in writing by the parties (but in any event not earlier than the last Friday of December 2007) (the "Closing Date") at the offices of counsel to Verizon or such other location as may be reasonably specified in writing by Verizon.

        2.3    Effective Time. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, a certificate of merger shall be filed with the Secretary of State of the State of Delaware with respect to the Merger (the "Certificate of Merger"), in such form as is required by, and executed in accordance with, the applicable provisions of the DGCL. The Merger shall become effective at the time of filing of the Certificate of Merger or at such later time as the parties hereto may agree and as is provided in the Certificate of Merger. The date and time at which the Merger shall become so effective is herein referred to as the "Effective Time."

        2.4    Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Spinco shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of the Company and Spinco shall become the debts, liabilities, duties and obligations of the Surviving Corporation.

        2.5    Certificate of Incorporation and Bylaws of the Surviving Corporation.

        (a)    At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with such certificate of incorporation and applicable Law.

        (b)    At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter duly amended in accordance with the certificate of incorporation of the Surviving Corporation, such bylaws and applicable Law.

        2.6    Directors and Officers of the Surviving Corporation. Subject to Section 7.19, the directors of the Company at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation. Such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and bylaws.

        2.7    Potential Restructuring of Transactions.    If, prior to the date on which the Company intends to commence solicitation of proxies for use at the Company Stockholders Meeting, the IRS notifies Verizon that the IRS will not issue the IRS Ruling in whole or in part, then, during the ensuing 30 day period, the parties will collaborate reasonably and in good faith in order to determine a possible alternative structure for the transactions contemplated hereby that the parties determine, with the assistance of their respective tax advisors, will either make likely the receipt from the IRS of the IRS Ruling or eliminate the necessity for an IRS Ruling, in either case, without (a) substantially increasing the costs to any party associated with the transactions contemplated hereby, (b) causing the performance of the covenants and agreements of any party hereunder to become substantially more burdensome, (c) substantially increasing the regulatory or other consents or approvals required to consummate the transactions contemplated hereby, or (d) otherwise resulting in any substantial impediment to the consummation of the transactions contemplated hereby. In the event the parties reasonably, and in good faith, agree upon such an alternative structure, they shall be obligated, as soon as practicable thereafter, to modify the covenants and agreements set forth in this Agreement and the other Transaction Agreements accordingly to reflect the change in transaction structure referenced in the immediately preceding sentence. In furtherance of the foregoing, each of the parties shall take all action reasonably necessary to modify the Ruling Request to reflect the transactions as so modified and effectuate the change in transaction structure contemplated by this Section 2.7, and each such party shall use its reasonable best efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter. To the extent that the filing or effectiveness of the materials necessary for the solicitation of proxies for use at the Company Stockholders Meeting is delayed in order to afford the parties the time necessary to obtain a response with respect to the IRS Ruling such delay will be deemed to not constitute, nor constitute any basis for a claim of, a breach of the Company's covenants under Article VII hereof or otherwise. The parties acknowledge that Verizon may elect pursuant to Section 2.4(e) of the Distribution Agreement to change the structure of certain transactions contemplated in the recitals hereto and to make amendments to this Agreement in order to reflect such changes.

ARTICLE III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

        3.1    Effect on Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of Spinco, the Company or any holder of any Spinco Common Stock or Company Common Stock:

          (a)   All of the shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(b)) shall be automatically converted into an aggregate number of duly authorized, validly issued, fully paid and nonassessable shares of Company Common Stock equal to the product of (x) 1.5266 multiplied by (y) the aggregate number of shares of Company Common Stock issued and outstanding, on a Fully Diluted Basis, immediately prior to the Effective Time (the "Aggregate Merger Consideration"), with each such share of Spinco Common Stock issued and outstanding as of the Effective Time to be converted into a number of shares of Company Common Stock equal to (i) the Aggregate Merger Consideration divided by (ii) the aggregate number of shares of Spinco Common Stock issued and outstanding as of immediately prior to the Effective Time (the "Per Share Merger Consideration").

          (b)   Each share of Spinco Common Stock held by Spinco as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

          (c)   Each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist.

          (d)   Each share of Company Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

        3.2    Distribution of Per Share Merger Consideration.

        (a)    Agent.    Prior to or at the Effective Time, the Company shall deposit with the Agent (as defined in the Distribution Agreement), for the benefit of persons entitled to receive shares of Spinco Common Stock in the Distribution and for distribution in accordance with this Article III, through the Agent, certificates or book-entry authorizations representing the shares of Company Common Stock (such shares of Company Common Stock being hereinafter referred to as the "Distribution Fund") issuable pursuant to Section 3.1 upon conversion of outstanding shares of Spinco Common Stock. The Agent shall, pursuant to irrevocable instructions, deliver the Company Common Stock contemplated to be issued pursuant to Section 3.1 from the shares of Company Common Stock held in the Distribution Fund. If the Company deposits such shares into the Distribution Fund prior to the Effective Time and the Merger is not consummated, the Agent shall promptly return such shares to the Company. The Distribution Fund shall not be used for any other purpose.

        (b)    Distribution Procedures.    At the Effective Time, all shares of Spinco Common Stock shall be converted into shares of Company Common Stock pursuant to, and in accordance with the terms of this Agreement, immediately following which the Agent shall distribute on the same basis as the shares of Spinco Common Stock would have been distributed in the Distribution and to the persons entitled to receive such Distribution, in respect of the outstanding shares of Verizon Common Stock held by holders of record of Verizon Common Stock on the Record Date, all of the shares of Company Common Stock into which the shares of Spinco Common Stock that otherwise would have been distributed in the Distribution have been converted pursuant to the Merger. Each person entitled to receive Spinco Common Stock in the Distribution shall be entitled to receive in respect of the shares of Spinco Common Stock otherwise distributable to such person a certificate or book-entry authorization representing the number of whole shares of Company Common Stock that such holder has the right to receive pursuant to this Article III (and cash in lieu of fractional shares of Company Common Stock, as contemplated by Section 3.3) (and any dividends or distributions pursuant to Section 3.2(c)). The Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Company Common Stock held by it from time to time hereunder. The Company agrees that, from and after the Effective Time, those holders of record of Verizon Common Stock who have become holders of record of Company Common Stock by virtue of the Distribution and the Merger shall be holders of record of Company Common Stock for all purposes for so long as they hold such Company Common Stock.

        (c)    Distributions with Respect to Undistributed Shares.    No dividends or other distributions declared or made after the Effective Time with respect to Company Common Stock with a record date after the Effective Time shall be paid with respect to any shares of Company Common Stock that have not been distributed by the Agent promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable Laws, following the distribution of any such previously undistributed shares of Company Common Stock, there shall be paid to the record holder of such shares of Company Common Stock, without interest (i) at the time of the distribution, the amount of cash payable in lieu of fractional shares of Company Common Stock to which such holder is entitled pursuant to Section 3.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Common Stock and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares and a payment date subsequent to the distribution of such shares payable with respect to such whole shares of Company Common Stock.

        (d)    No Further Ownership Rights in Spinco Common Stock.    All shares of Company Common Stock issued in respect of shares of Spinco Common Stock (including any cash paid pursuant to Section 3.2(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Spinco Common Stock.

        (e)    Termination of Distribution Fund.    Any portion of the Distribution Fund made available to the Agent that remains undistributed to the former stockholders of Spinco on the one-year anniversary of the Effective Time shall be delivered to the Company, upon demand, and any former stockholders of Spinco who have not received shares of Company Common Stock in accordance with this Article III shall thereafter look only to the Company for payment of their claim for shares of Company Common Stock and any dividends, distributions or cash in lieu of fractional shares with respect to such Company Common Stock (subject to any applicable abandoned property, escheat or similar Law).

        (f)    No Liability.    Neither Spinco, the Surviving Corporation nor the Agent shall be liable to any holder of any shares of Spinco Common Stock or any holder of shares of Verizon Common Stock for any shares of Company Common Stock (or dividends or distributions with respect thereto or with respect to shares of Spinco Common Stock) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

        (g)    Closing of Transfer Books.    From and after the Effective Time, the stock transfer books of Spinco shall be closed and no transfer shall be made of any shares of capital stock of Spinco that were outstanding immediately prior to the Effective Time.

        (h)    Withholding Rights.    Spinco, the Company and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of any Spinco Common Stock such amounts as they determine in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the recipient.

        3.3    Fractional Shares.

        (a)   No fractional shares of Company Common Stock shall be issued in the Merger and no dividend or distribution with respect to Company Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of the Company.

        (b)   As promptly as practicable following the Effective Time, the Agent shall determine the excess of (x) the number of shares of Company Common Stock delivered to the Agent by the Company pursuant to Section 3.2(a) over (y) the aggregate number of whole shares of Company Common Stock to be distributed in respect of shares of Spinco Common Stock pursuant to Section 3.2(b) (such excess, the "Excess Shares"). As soon after the Effective Time as practicable, the Agent, as agent for the applicable holders, shall sell the Excess Shares at the then prevailing prices on the New York Stock Exchange (the "NYSE"), in the manner provided in paragraph (c) of this Section 3.3.

        (c)   The sale of the Excess Shares by the Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Agent shall use all reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of any such sale or sales have been distributed in respect of such shares of Spinco Common Stock, the Agent will hold such proceeds in trust for the applicable holders. The Surviving Corporation shall pay all commissions, transfer taxes and other out-of-pocket transaction costs of the Agent incurred in connection with such sale or sales of Excess Shares. In addition, the Surviving Corporation shall pay the Agent's compensation and expenses in connection with such sale or sales. The Agent shall determine the portion of such net proceeds to which each applicable holder shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction the numerator of which is the amount of the fractional share interest to which such holder of Spinco Common Stock is entitled (after taking into account all shares of Spinco Common Stock then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Spinco Common Stock are entitled.

        (d)   As soon as practicable after the determination of the amount of cash, if any, to be paid in respect of Spinco Common Stock with respect to any fractional share interests, the Agent shall pay such amounts to the applicable holders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF VERIZON

        Except as disclosed in the corresponding section of the Disclosure Letter delivered by Verizon to the Company immediately prior to the execution of this Agreement (the "Verizon Disclosure Letter"), Verizon hereby represents and warrants to the Company as follows:

        4.1    Organization; Qualification.    Verizon is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Verizon and its Subsidiaries has all requisite corporate power and authority to own, lease and operate the Spinco Assets. Each of the Contributing Companies is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the Spinco Assets or the nature of the Spinco Business operated by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

        4.2    Corporate Authority; No Violation.

        (a)   Verizon has the corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is or as of the Effective Time will be a party and to carry out its obligations hereunder and thereunder. The execution, delivery and performance by Verizon of this Agreement and each other Transaction Agreement to which it is or as of the Effective Time will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Verizon, except for such further action of the Board of Directors of Verizon required to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Board of Directors of Verizon (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Distribution Agreement). This Agreement has been duly executed and delivered by Verizon and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement of Verizon, enforceable against Verizon in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). As of the Distribution Date, each other Transaction Agreement to which Verizon or one of its Subsidiaries is a party will have been duly executed and delivered by Verizon and/or one of its Subsidiaries and, assuming the due authorization, execution and delivery by the other parties thereto, will constitute a legal, valid and binding agreement of Verizon and/or such Subsidiary, as applicable, enforceable against Verizon and/or such Subsidiary, as applicable in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

        (b)   Neither the execution and delivery by Verizon of this Agreement and other Transaction Agreements to which it is a party nor the consummation by Verizon of the transactions contemplated hereby or thereby, or performance by Verizon of any of the provisions hereof or thereof will (i) violate or conflict with any provisions of Verizon's certificate of incorporation or bylaws; (ii) assuming the consents and approvals contemplated by Section 4.2(c) are obtained, result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract to which Verizon or any of its Subsidiaries is a party or by which Verizon or any of its Subsidiaries is bound or affected; (iii) other than in connection with the New Financing (or other action taken by the Company) result in the creation of a Lien on any of the issued and outstanding shares of Spinco Common Stock, capital stock of any Spinco Subsidiary or on any of the Spinco Assets pursuant to any Contract to which Verizon or any of its Subsidiaries (including Spinco and its Subsidiaries) is a party or by which Verizon or its Subsidiaries is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 4.2(c) below are obtained, violate or conflict with any Order or Law applicable to Verizon or any of its Subsidiaries (including Spinco and its Subsidiaries), or any of the properties, business or assets of any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

        (c)   Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) the Communications Act and applicable rules and regulations thereunder and the rules, regulations, policies, instructions and orders of the FCC (the "FCC Rules"), (vi) approvals required in connection with the transfer of Real Property Interests and the assignment or novation of Governmental Customer Contracts and (vii) the approvals set forth on Section 4.2(c) of the Verizon Disclosure Letter (the approvals contemplated by clauses (i) through (vii), collectively, the "Verizon Approvals"), no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by Verizon or Spinco or any of the Contributing Companies of the transactions contemplated by this Agreement and the other Transaction Agreements, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

        4.3    Information Supplied.    All documents that Verizon or any Verizon Subsidiary is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby and by each other Transaction Agreement will comply in all material respects with the provisions of applicable Law. All information supplied or to be supplied by Verizon or any Verizon Subsidiary in any document, other than the Proxy Statement/Prospectus or the Registration Statements which are addressed in Section 5.8 hereof, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

        4.4    Brokers or Finders.    Other than as set forth in Section 4.4 of the Verizon Disclosure Letter, and other than any arrangement that may be entered into after the date hereof (which shall be the exclusive liability and obligation of Verizon and not any other party hereto), the material terms of which are disclosed to the Company, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Verizon or any of its Subsidiaries, directors, officers or employees, to any financial advisory, broker's, finder's or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or other Transaction Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF VERIZON AND SPINCO

        Except as disclosed in the corresponding section of the Disclosure Letter delivered by Spinco to the Company immediately prior to the execution of this Agreement (the "Spinco Disclosure Letter"), Verizon and Spinco, jointly and severally, represent and warrant to the Company as follows:

        5.1    Organization, Qualification.

        (a)   Spinco and each of the Spinco Subsidiaries is, or on the date of its incorporation will be a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, has, or will have, all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted or as proposed to be conducted, and is, or will be, duly qualified and licensed to do business and is, or will be, in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business. The copies of the Spinco certificate of incorporation and bylaws and the certificate of incorporation and bylaws (or analogous governing documents) of each Spinco Subsidiary previously made available to the Company are complete and correct copies of such documents as in full force and effect on the date hereof.

        (b)   Section 5.1(b) of the Spinco Disclosure Letter sets forth a list of the Spinco Subsidiaries and their respective jurisdictions of incorporation.

        5.2    Capital Stock and Other Matters.

        (a)   Spinco is a direct, wholly owned Subsidiary of Verizon, and, as of the Effective Time, shall own or hold no assets (other than the capital stock of the Spinco Subsidiaries and any rights held in connection with the New Financing, the Spinco Securities, this Agreement or any other Transaction Agreement).

        (b)   As of the date hereof, the authorized capital stock of Spinco consists of 1,000 shares of Spinco Common Stock and 1,000 shares of Spinco Common Stock are issued and outstanding. No shares of Spinco Common Stock are held by Spinco in its treasury. All of the issued and outstanding shares of Spinco Common Stock immediately prior to the Effective Time will be validly issued, fully paid and nonassessable and free of pre-emptive rights.

        (c)   No bonds, debentures, notes or other indebtedness of Spinco or any of the Spinco Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Spinco (including Spinco Common Stock) may vote ("Spinco Voting Debt") are, or immediately prior to the Effective Time will be, issued or outstanding.

        (d)   Except in connection with the Merger or as otherwise provided for in the Transaction Agreements, there are not, and immediately prior to the Effective Time there will not be, any outstanding, securities, options, warrants, convertible securities, calls, rights, commitments or Contracts of any kind to which Spinco or any Spinco Subsidiary is a party or by which any of them is bound obligating Spinco or any Spinco Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Spinco Voting Debt or other voting securities of Spinco or any Spinco Subsidiary or obligating Spinco or any Spinco Subsidiary to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment or Contract.

        (e)   There are not, and immediately prior to the Effective Time there will not be, any stockholder agreements, voting trusts or other Contracts (other than the Distribution Agreement) to which Spinco is a party or by which it is bound relating to voting or transfer of any shares of capital stock of Spinco or the Spinco Subsidiaries.

        5.3    Corporate Authority; No Violation.

        (a)   Spinco has the corporate power and authority to enter into this Agreement and each of Spinco and the Spinco Subsidiaries has the corporate power and authority to enter into each other Transaction Agreement to which it is, or as of the Effective Time will be, a party and to carry out its obligations hereunder and thereunder. The execution, delivery and performance by Spinco of this Agreement by Spinco and each applicable Spinco Subsidiary of each other Transaction Agreement to which it is or as of the Effective Time will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Spinco and the Spinco Subsidiaries, except for such further action by the Board of Directors of Spinco required to effect the reclassification of the Spinco Common Stock, the distribution of the Spinco Securities to Verizon and the payment of the Special Dividend, each as contemplated by the Distribution Agreement.

        (b)   This Agreement has been duly executed and delivered by Spinco and, assuming the due authorization, execution and delivery by the Company and Verizon, constitutes a legal, valid and binding agreement of Spinco, enforceable against Spinco in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). As of immediately prior to the Effective Time, each other Transaction Agreement to which Spinco or any other Spinco Subsidiary is a party will have been duly executed and delivered by Spinco or the applicable Spinco Subsidiary and will, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal, valid and binding agreement of Spinco or the applicable Spinco Subsidiary, enforceable against Spinco or the applicable Spinco Subsidiary in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

        (c)   Neither the execution and delivery by Spinco of this Agreement and by Spinco and each applicable Spinco Subsidiary of each other Transaction Agreement to which Spinco or the applicable Spinco Subsidiary is, or as of the Effective Time will be, a party, nor the consummation by Spinco or the applicable Spinco Subsidiary of the transactions contemplated hereby or thereby, or performance by Spinco or the applicable Spinco Subsidiary of the provisions hereof or thereof will (i) violate or conflict with any provision of Spinco or the applicable Spinco Subsidiary's certificate of incorporation or bylaws; (ii) assuming the consents and approvals referred to in Section 5.3(d) are obtained and subject to Section 5.3(c) of the Spinco Disclosure Letter, result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract which, if it existed on the Distribution Date, would constitute a Spinco Asset; (iii) result in the creation of a Lien, pledge, security interest, claim or other encumbrance on any of the issued and outstanding shares of Spinco Common Stock or capital stock of any Spinco Subsidiary or on any of the Spinco Assets pursuant to any Contract to which Spinco or any Spinco Subsidiary is a party or by which Spinco or any Spinco Subsidiary or any of the Spinco Assets is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 5.3(d) are obtained, violate or conflict with any Order or Law applicable to Spinco or any Spinco Subsidiary, or any of the properties, businesses or assets of any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

        (d)   Other than the Verizon Approvals, no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by Spinco of the transactions contemplated by this Agreement and the other Transaction Agreements to which Spinco is a party, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

        5.4    Financial Statements.

        (a)   Verizon and Spinco have previously made available to the Company complete and correct copies of:

          (i)    the audited combined Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the states of Maine, New Hampshire and Vermont (including Internet access, long distance and customer premises equipment services provided to customers in those states) for the fiscal years ended December 31, 2004 and 2005, and the related audited combined statements of income, cash flows and parent funding for the fiscal years ended December 31, 2003, 2004 and 2005, including the notes thereto (collectively, the "Audited Financial Statements"); and

          (ii)   the unaudited interim combined Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the states of Maine, New Hampshire and Vermont (including Internet access, long distance and customer premises equipment services provided to customers in those states) for the nine months ended September 30, 2006, and the related unaudited interim combined statements of income and cash flows for the nine months ended September 30, 2006 (collectively, the "Interim Financial Statements" and, together with the Audited Financial Statements, the "Spinco Financial Statements").

        (b)   The Spinco Financial Statements fairly present in all material respects, and any other financial statements prepared and delivered in accordance with Section 7.3(h) will fairly present in all material respects, the financial position of the Spinco Business as of the respective dates thereof, and the results of operations and changes in cash flows, changes in parent funding or other information included therein for the respective periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, where appropriate, to normal year-end audit adjustments. The Spinco Financial Statements and such other financial statements have been or will be prepared in accordance with GAAP, applied on a consistent basis, except as otherwise noted therein.

        (c)   As of the date hereof, neither Spinco nor any of the Spinco Subsidiaries is required to file any form, report, registration statement, prospectus or other document with the SEC.

        (d)   Except for liabilities incurred in the ordinary course of business, consistent with past practice, since the date of the balance sheet included in the Interim Financial Statements (the "Interim Balance Sheet Date") or as set forth in the Spinco Financial Statements or the notes thereto, since the Interim Balance Sheet Date, Verizon and its Subsidiaries conducting the Spinco Business have not incurred any liabilities or obligations arising from the Spinco Business that are of a nature that would be required to be disclosed on a combined balance sheet prepared consistently with the Interim Financial Statements or in the notes thereto prepared in conformity with GAAP, other than liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

        5.5    Absence of Certain Changes or Events.    Except as specifically contemplated by this Agreement or the other Transaction Agreements, since the Interim Balance Sheet Date, the Spinco Business has been conducted in the ordinary course, consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business. From the Interim Balance Sheet Date to the date hereof, none of Verizon, Spinco or any of their respective Subsidiaries has taken any action or failed to take any action, which action or failure, as the case may be, would constitute a breach of Section 7.2 if taken without the Company's consent after the date hereof.

        5.6    Investigations; Litigation.    Except as set forth in Section 5.6 of the Spinco Disclosure Letter:

        (a)   There is no material investigation or review pending (or, to Spinco's Knowledge, threatened) by any Governmental Authority with respect to Spinco or any of the Spinco Subsidiaries, or with respect to Verizon or any Verizon Subsidiary relating to the Spinco Business.

        (b)   There are no actions, suits, grievances, arbitrations, investigations or proceedings pending (or, to Spinco's Knowledge, threatened) against or affecting Spinco or any of the Spinco Subsidiaries or any of their respective properties or otherwise affecting the Spinco Business at law or in equity before, and there are no Orders of any Governmental Authority, in each case, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

        5.7    Compliance with Laws.    The Subsidiaries of Verizon conducting the Spinco Business are and since January 1, 2004 have been, in compliance with all, and have received no notice of any violation (as yet unremedied) of any, Laws applicable to such Subsidiaries of Verizon or any of their respective properties or assets or otherwise affecting the Spinco Business, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business. Notwithstanding anything contained in this Section 5.7, no representation or warranty shall be deemed to be made in this Section 5.7 in respect of environmental, Tax, employee benefits, labor or communications Laws matters, which are the subject of the representations and warranties made in Sections 5.10, 5.11, 5.12, 5.13 and 5.19 of this Agreement, respectively.

        5.8    Proxy Statement/Prospectus; Registration Statements.    None of the information regarding Verizon or its Subsidiaries, Spinco or the Spinco Subsidiaries, or the Spinco Business, or the transactions contemplated by this Agreement or any other Transaction Agreement that is provided by Verizon or Spinco or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or the Registration Statements will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto, and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statements, at the time such registration statement becomes effective, at the time of the Company Stockholders Meeting (in the case of the Company Registration Statement), at the Distribution Date and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Any Spinco Registration Statement will comply in all material respects with the provisions of the Securities Act, and the rules and regulations promulgated thereunder, except that no representation is made by Verizon or Spinco with respect to information provided by the Company specifically for inclusion in, or incorporation by reference into, any Spinco Registration Statement.

        5.9    Information Supplied.    All documents that Spinco or any Spinco Subsidiary is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby or by any other Transaction Agreement will comply in all material respects with the provisions of applicable Law. All information supplied or to be supplied by Spinco or any Spinco Subsidiary in any document, other than the Proxy Statement/Prospectus or the Registration Statements, which is addressed in Section 5.8, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

        5.10    Environmental Matters.    Except as set forth in Section 5.10 of the Spinco Disclosure Letter:

          (a)   All material Environmental Permits required pursuant to any Environmental Law for operation of the Spinco Business (i) have been obtained by the Subsidiaries of Verizon conducting the Spinco Business and (ii) are currently in full force and effect. Subsidiaries of Verizon conducting the Spinco Business are in material compliance with all material Environmental Permits required pursuant to any material Environmental Law for operation of the Spinco Business.

          (b)   To Spinco's Knowledge, the Subsidiaries of Verizon conducting the Spinco Business are, and at the Effective Time Spinco and Spinco Subsidiaries will be in material compliance with all applicable Environmental Laws with respect to the Spinco Business. To Spinco's Knowledge, there are no events, conditions, circumstances, activities, practices or incidents related to the Spinco Business which would, or would reasonably be likely to, give rise to any Environmental Claim reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

          (c)   There is no civil, criminal or administrative action, suit, demand, Environmental Claim, hearing, notice, or demand letter, notice of violation, investigation or proceeding pending or, to Spinco's Knowledge, threatened against the Subsidiaries of Verizon conducting the Spinco Business related to any Environmental Permit or any applicable Environmental Law or any plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

          (d)   To Spinco's Knowledge, the Subsidiaries of Verizon conducting the Spinco Business have not generated, stored, used, emitted, discharged or disposed of any Hazardous Material in the conduct of the Spinco Business except in material compliance with applicable Environmental Law. To Spinco's Knowledge, Verizon and its Subsidiaries have made available to the Company for its review copies of those reports, audits, studies or analyses in their possession, custody or control that are material to the representations made in this Section 5.10.

          (e)   The Subsidiaries of Verizon conducting the Spinco Business (i) have not, within the past seven years, received any written request for information, and have not been notified that they are a potentially responsible party, under the Comprehensive Environmental Response, Compensation or Liability Law in connection with the conduct of the Spinco Business and (ii) to Spinco's Knowledge, have not, within the past seven years, been, and are not reasonably likely to be, subject to liability for any Environmental Claim arising under or pursuant to such laws in connection with the conduct of the Spinco Business.

        5.11    Tax Matters.

        (a)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Spinco Business, (i) all Tax Returns relating to the Spinco Business required to be filed have been filed, (ii) all such Tax Returns are true and correct in all respects as filed or have been subsequently amended to make such Tax Returns true and correct and not further amended, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) relating to the Spinco Business required to be paid, have been timely paid in full, (iv) all Taxes relating to the Spinco Business for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly accrued for in the Spinco Financial Statements and (v) Verizon and the Subsidiaries of Verizon conducting the Spinco Business have duly and timely withheld all Taxes required to be withheld in respect of the Spinco Business and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

        (b)   Except as set forth in Section 5.11(b) of the Spinco Disclosure Letter, no written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to any Subsidiary of Verizon conducting the Spinco Business or the Spinco Business, and no power of attorney with respect to any such Taxes, has been filed or entered into with any Taxing Authority.

        (c)   Except as set forth in Section 5.11(c) of the Spinco Disclosure Letter, (i) no audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of any Subsidiary of Verizon conducting the Spinco Business or the Spinco Business, as to which any Taxing Authority has asserted in writing any claim which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business, and (ii) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which any Subsidiary of Verizon conducting the Spinco Business or the Spinco Business may be liable with respect to income or other material Taxes which has not been fully paid or finally settled.

        (d)   Except as set forth in Section 5.11(d) of the Spinco Disclosure Letter, no Subsidiary of Verizon conducting the Spinco Business (i) is a party to or bound by or has any obligation under any Tax separation, sharing or similar agreement or arrangement other than the Tax Sharing Agreement, (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which Verizon is the common parent corporation) or has any potential liability for Taxes of another Person (other than Verizon or any of the Verizon Subsidiaries) under Treasury Regulations § 1.1502-6 or (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law.

        (e)   None of the Spinco Assets is subject to any Tax lien (other than liens for Taxes that are not yet due and payable).

        (f)    Section 5.11(f) of the Spinco Disclosure Letter lists all foreign jurisdictions in which any Subsidiary of Verizon conducting the Spinco Business files a material Tax Return.

        (g)   No Subsidiary of Verizon conducting the Spinco Business has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method or otherwise, except where such adjustments have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business.

        (h)   No Subsidiary of Verizon conducting the Spinco Business has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock (other than the Distribution) qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in connection with the Merger.

        (i)    No Subsidiary of Verizon conducting the Spinco Business does so through, and no Spinco Assets are held by, a partnership, limited liability company treated as a partnership for tax purposes, or any other flow-through entity that, in each case, is not wholly owned by Verizon or wholly owned by Subsidiaries of Verizon.

        (j)    None of Verizon or any Subsidiary of Verizon conducting the Spinco Business has taken or agreed to take any action that is reasonably likely to (nor is any of them aware of any agreement, plan or other circumstance that would) prevent the Tax-Free Status of the Transactions.

        (k)   No Subsidiary of Verizon conducting the Spinco Business has engaged in any listed transaction, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.

        5.12    Benefit Plans.

        (a)   Section 5.12(a) of the Spinco Disclosure Letter lists each "employee benefit plan" (as defined in Section 3(3) of ERISA), and all other benefit, bonus, incentive, deferred compensation, stock option (or other equity-based compensation), severance, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by any Subsidiary of Verizon conducting the Spinco Business, to which Spinco or any of the Spinco Subsidiaries will be a party on the Distribution Date, as provided in the Employee Matters Agreement, or in which any Person who is currently, has been or, on or prior to the Effective Time, is expected to become an employee of any Subsidiary of Verizon conducting the Spinco Business (a "Spinco Employee") will be a participant on the Distribution Date, or with respect to which any Subsidiary of Verizon conducting the Spinco Business has any material liability (the "Spinco Benefit Plans").

        (b)   No material liability under Title IV (including Sections 4069 and 4212(c) of ERISA) or Section 302 of ERISA has been or as of the Effective Time will have been incurred by any Subsidiary of Verizon conducting the Spinco Business or any ERISA Affiliate of any of them, and no condition exists that would reasonably be expected to result in any Subsidiary of Verizon conducting the Spinco Business incurring any such liability, other than liability for premiums due to the PBGC as of the Distribution Date. Except as disclosed in Section 5.12(b) of the Spinco Disclosure Letter, the present value of accrued benefits under each Spinco Benefit Plan that is subject to Title IV of ERISA, determined based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan, will not exceed the then current value of the assets of such plan allocable to such accrued benefits.

        (c)   Except as disclosed in Section 5.12(c) of the Spinco Disclosure Letter, (i) no Spinco Benefit Plan is or will be at the Effective Time a "multiemployer plan," as defined in Section 3(37) of ERISA and (ii) none of the Subsidiaries of Verizon conducting the Spinco Business or any ERISA Affiliate of any of them has made or suffered or will as of the Effective Time have made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Section 4203 and 4205 of ERISA, the liability for which has not been satisfied in full.

        (d)   Each Spinco Benefit Plan has been, or for periods on or prior to the Distribution Date will have been, operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code. All contributions and premium payments required to be made with respect to any Spinco Benefit Plan have now been, or on the Distribution Date will have been, timely made, except as may otherwise be specifically permitted under the terms of the Employee Matters Agreement. Except as set forth in Section 5.12(d) of the Spinco Disclosure Letter, there are no pending or, to Spinco's Knowledge, threatened claims by, on behalf of or against any of the Spinco Benefit Plans in effect as of the date hereof or any Assets thereof, that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business, and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to the Company or will be promptly furnished to the Company when made) before the IRS, the United States Department of Labor or the PBGC with respect to any Spinco Benefit Plan.

        (e)   Each Spinco Benefit Plan intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, each trust maintained under any Spinco Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in either such case, no event has occurred or condition is known to exist that would reasonably be expected to have a material adverse effect on such tax-qualified status for any such Spinco Benefit Plan or any such trust.

        (f)    Except as contemplated by this Agreement and each other Transaction Agreement, no Spinco Benefit Plan or employment arrangement, no similar plan or arrangement sponsored or maintained by Verizon in which any Spinco Employee is, or on the Distribution Date will be, a participant and no contractual arrangement between any Subsidiary of Verizon conducting the Spinco Business and any third party exists, or on the Distribution Date will exist, that could result in the payment to any current, former or future director, officer, stockholder or employee of any of the Subsidiaries of Verizon conducting the Spinco Business, or of any entity the assets or capital stock of which have been acquired by a Subsidiary of Verizon conducting the Spinco Business, of any money or other property or rights or accelerate or provide any other rights or benefits to any such individual as a result of the consummation of the transactions contemplated by the Transaction Agreements (including the Distribution), whether or not (a) such payment, acceleration or provision would constitute a "parachute payment" (within the meaning of Section 280G of the Code) or (b) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

        5.13    Labor Matters.    Except to the extent listed in Section 5.13(a) of the Spinco Disclosure Letter, no Subsidiary of Verizon conducting the Spinco Business is a party to, or bound by, any collective bargaining agreement, employment agreement or other Contract, in each case, with a labor union or labor organization. Except to the extent listed in Section 5.13(b) of the Spinco Disclosure Letter and except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business, (a) as of the date hereof, there are no strikes or lockouts with respect to Spinco Employees, (b) there is no unfair labor practice, charge, complaint, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to Spinco's Knowledge, threatened against any of the Subsidiaries of Verizon conducting the Spinco Business, (c) there are no actual or, to Spinco's Knowledge, threatened claims, arbitrations, litigation or consent decrees relating to employment Laws, terms and conditions of employment and wages and hours pertaining to Spinco Employees or employment practices affecting Spinco Employees in the Spinco Business and (d) the Subsidiaries of Verizon conducting the Spinco Business are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) collective bargaining and labor relations practices, (iv) layoffs, and (v) immigration. As of the date hereof, no Subsidiary of Verizon conducting the Spinco Business has any liabilities under the WARN Act as a result of any action taken by any Subsidiary of Verizon conducting the Spinco Business and that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

        5.14    Intellectual Property.

        (a)   Section 5.14(a) of the Spinco Disclosure Letter contains a complete and accurate list of all Statutory Intellectual Property owned by Spinco. For the avoidance of doubt, the post-Closing ownership of and/or rights in such Statutory Intellectual Property and other intellectual property shall be apportioned between Spinco and the Spinco Subsidiaries, on the one hand, and Verizon and its other Affiliates, on the other, in accordance with the Intellectual Property Agreement.

        (b)   Except as disclosed in Section 5.14(b) of the Spinco Disclosure Letter, neither Verizon nor any of its U.S. Affiliates, including the Subsidiaries of Verizon conducting the Spinco Business, have received since January 1, 2002 any written charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation by the Spinco Business of (including any claim that the Subsidiaries of Verizon conducting the Spinco Business must license or refrain from using) any Verizon Third Party Intellectual Property material to the Spinco Business.

        (c)   Except as disclosed in Section 5.14(c) of the Spinco Disclosure Letter, to Spinco's Knowledge, there are no Liens on any Customer Data, personnel data of Spinco Employees who become employees of the Surviving Corporation or its Subsidiaries at Closing, or Proprietary Business Information.

        (d)   Subject to obtaining the required Verizon IP Consents and to complying with the terms and conditions of any Contracts applicable to Network Element Software, the Surviving Corporation and its Subsidiaries, immediately after the Effective Time, shall have the right to use the Network Element Software in accordance with such Verizon IP Consents and such Contracts.

        5.15    Material Contracts.

        (a)   Except for this Agreement, each other Transaction Agreement, the documents relating to the New Financing and the Spinco Securities, the Spinco Benefit Plans and except as disclosed in Section 5.15(a) of the Spinco Disclosure Letter, neither Verizon nor any of its Subsidiaries with respect to the Spinco Business is, as of the date hereof, a party to or bound by any "material contract" (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC and as would be applicable to the Spinco Business only) (all Contracts of the type described in this Section 5.15(a) and any other such Contracts that may be entered into by Verizon or any Subsidiary of Verizon after the date hereof and prior to the Effective Time being referred to herein as "Spinco Material Contracts"). Complete and correct copies of all Spinco Material Contracts have been provided to the Company.

        (b)   Except as set forth in Section 5.15(b) of the Spinco Disclosure Letter, (i) neither Verizon nor any Subsidiary of Verizon is in breach of or default under the terms of any Spinco Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business, (ii) to Spinco's Knowledge, no other party to any Spinco Material Contract is in breach of or in default under the terms of any Spinco Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business and (iii) each Spinco Material Contract is a valid and binding obligation of Verizon or any Subsidiary of Verizon which is a party thereto and, to Spinco's Knowledge, of each other party thereto, and is in full force and effect, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

        5.16    Board and Stockholder Approval.    The Boards of Directors of Verizon and Spinco, in each case, at a meeting duly called, have unanimously approved this Agreement and declared it advisable. As of the date hereof, the sole stockholder of Spinco is Verizon. Immediately after execution of this Agreement, Verizon will approve and adopt (the "Spinco Stockholder Approval"), as Spinco's sole stockholder, all aspects of this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby which require the consent of Spinco's stockholder under the DGCL, Spinco's certificate of incorporation or Spinco's bylaws. The approval of Verizon's stockholders is not required to effect the transactions contemplated by the Distribution Agreement, this Agreement or the other Transaction Agreements. Upon obtaining the Spinco Stockholder Approval, the approval of Spinco's stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended in accordance with Section 251(d) of the DGCL after the Distribution Date and such approval is required, solely as a result of such amendment, under the DGCL, Spinco's certificate of incorporation or Spinco's bylaws or by the IRS.

        5.17    Sufficiency of Assets.

        (a)   After giving effect to the Contribution and the other transactions described in or contemplated by the Distribution Agreement, and subject to the receipt of all applicable approvals and consents, including those contemplated by Section 5.3(d), Spinco, together with the Spinco Subsidiaries, will have, in all material respects, good and valid title to, or in the case of leased property, valid leasehold interests in, all of the material Spinco Assets, except where the failure to have had such good and valid title or valid leasehold interest would not be material to Spinco or the Spinco Business as currently conducted.

        (b)   Subject to the immediately following sentence, the assets of Spinco and the Spinco Subsidiaries as at the Closing Date (assuming the consummation of the Contribution) and the services to be provided pursuant to the Transition Services Agreement will be sufficient to permit the Surviving Corporation and its Subsidiaries to carry on the functional operation of the incumbent local exchange carrier portion of the Spinco Business in the Territory (consisting of local exchange service, intraLATA toll service, network access service, enhanced voice and data services, DSL services and wholesale services) immediately following the Effective Time (x) in all material respects, in compliance with Law and (y) in a manner consistent with the operation of such portions of the Spinco Business immediately prior to the Effective Time. Notwithstanding the foregoing, it is understood and agreed that: (i) the Company and the Surviving Corporation are not being assigned the Excluded Contracts and those assets and services listed or described in Section 5.17(b) of the Spinco Disclosure Letter, which assets and services are necessary for the conduct of such portion of the Spinco Business, (ii) the administrative and regional headquarters management employees currently operating or advising the Spinco Business will not be transferred to Spinco and the Spinco Subsidiaries and the immediately preceding sentence assumes that the Surviving Corporation will provide such equivalent personnel as may be appropriate for the benefit of the Spinco Business, (iii) the immediately preceding sentence assumes that Surviving Corporation will take all of the Transition Services offered by Verizon's Affiliates under the Transition Services Agreement, (iv) without limiting Section 5.14, the immediately preceding sentence does not purport to address the existence or sufficiency of any rights in or licenses to any Intellectual Property, (v) the immediately preceding sentence shall not be deemed a representation or warranty as to any revenue, costs or expenses associated with the conduct of such portion of the Spinco Business immediately following the Effective Time and (vi) the immediately preceding sentence assumes the receipt of all necessary authorizations, approvals, consents or waivers required by Law, by Governmental Authorities or other third Persons pursuant to their Contract rights in connection with the transactions contemplated by the Distribution Agreement and this Agreement and pursuant to the Transaction Agreements.

        5.18    Spinco Real Property.

        (a)   Section 5.18(a) of the Spinco Disclosure Letter sets forth the address of all real property that is or will be following the Contribution Spinco Owned Real Property the loss of which would be material and adverse to the Spinco Business. After giving effect to the Contribution and the other transactions contemplated by the Distribution Agreement, Spinco, or the Spinco Subsidiaries, and subject to the receipt of all applicable consents or approvals will have, in all material respects, good and valid and marketable title to all of the Spinco Owned Real Property identified on such Section of the Spinco Disclosure Letter free and clear of all encumbrances other than Permitted Encumbrances. Except as set forth on Section 5.18(a) of the Spinco Disclosure Letter, neither Verizon nor any of its Subsidiaries has leased or otherwise granted any third party any right to use or occupy any of the

Spinco Owned Real Property identified on such Section of the Spinco Disclosure Letter, and except as set forth on Section 5.18(a) of the Spinco Disclosure Letter, there are no outstanding options, rights of refusal, rights of first offer, rights of reverter or other third party rights in Spinco Owned Real Property identified on such Section of the Spinco Disclosure Letter.

        (b)   Section 5.18(b) of the Spinco Disclosure Letter sets forth a list of the real property leases which are leases of Spinco as of the date hereof ("Spinco Leases"). Section 5.18(b) of the Spinco Disclosure Letter sets forth the subleases in respect of Spinco Leases as of the date hereof (the "Spinco Subleases"). Spinco has previously made available to the Company complete and correct copies of each of the Spinco Leases and Spinco Subleases. Except as set forth in Section 5.18(b) of the Spinco Disclosure Letter with respect to Spinco Leases and Spinco Subleases (i) each is enforceable in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally and subject to the exercise of judicial discretion in accordance with principles of equity, (ii) there is no material default or material breach of a covenant by Verizon or any of its Subsidiaries, (iii) no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute such a material default or material breach and (iv) there has been no collateral assignment or other security interest and they are not subject to any encumbrance other than Permitted Encumbrances.

        5.19    Communications Regulatory Matters.

        (a)   Spinco and the Spinco Subsidiaries hold, or on the Distribution Date will hold, all permits, licenses, franchises, waivers, orders, approvals, concessions, registrations and other authorizations issued or provided by the FCC, state public service or public utility commissions (the "State Regulators") or other Governmental Authority under all Laws currently in effect, which are necessary for Spinco and/or the Spinco Subsidiaries to own their respective assets or operate the applicable portion of the Spinco Business as currently conducted, ("Spinco Licenses"), except such Spinco Licenses the failure of which to so hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business.

        (b)   Verizon and each of the Contributing Companies in the conduct of the Spinco Business has complied since January 1, 2004 with, and currently is not in violation of, any requirement of Law of a Governmental Authority relating to communications regulatory matters to which Spinco or the Spinco Business is subject, except to the extent that any such non-compliance or violation would not reasonably be expected to result in any material burden, fine or consequence on the Spinco Business or as set forth in Section 5.19(b) of the Spinco Disclosure Letter. Without limiting the foregoing, there is not pending, nor to Verizon's or Spinco's Knowledge, threatened against Verizon or any of its Subsidiaries any application, action, petition, objection or other pleading, or any proceeding with the FCC or any State Regulators which questions or contests the validity of, or any rights of the holder under, or seeks the non-renewal or suspension of any Spinco License. Since January 1, 2004, neither Verizon nor any of the Contributing Companies has received written notice of an investigation or review by any Governmental Authority with respect to a material violation by Verizon or any of the Contributing Companies (with respect to the use or operation of the Spinco Assets) of any requirement of Law relating to the Spinco Business, excluding any notice in respect of a matter that has been withdrawn or resolved without the imposition of material penalties, burdens or fines and except as set forth in Section 5.19(b) of the Spinco Disclosure Letter. Spinco (a) is capable of providing local number portability in material compliance with 47 U.S.C. § 251(b)(2) and the implementing rules of the FCC; (b) complies in all material respects with the requirements of the Communications Assistance for Law Enforcement Act, 47 U.S.C. § 1001 et seq., and the implementing rules of the FCC ("CALEA"); and (c) is capable of providing 911 service in material compliance with 47 U.S.C. § 251(e)(3) and the implementing rules of the FCC.

        5.20    Company Common Stock.    Neither Verizon nor Spinco owns (directly or indirectly, beneficially or of record) nor is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement), in each case other than any ownership by pension or other benefit plans sponsored for employees of Verizon and/or its Subsidiaries.

        5.21    Affiliate Transactions.    Except as specifically provided in this Agreement or any of the other Transaction Agreements or as disclosed in Section 5.21 of the Spinco Disclosure Letter, there are no transactions or Contracts of the type that would be required to be disclosed by Subsidiaries of Verizon conducting the Spinco Business under Item 404 of Regulation S-K if such companies were a company subject to such Item between or among (a) Verizon, Spinco or any Spinco Subsidiary, on the one hand, and (b) any individual who is a "named executive officer" (as such term is defined in Section 402 of Regulation S-K) of Verizon, Spinco or any Spinco Subsidiary, on the other hand, in each case to the extent such transactions or Contracts relate to the Spinco Business but in each case excluding compensation received as an employee in the ordinary course.

        5.22    Certain Entities Not ILECs.    None of Verizon Business Global, LLC, Verizon Global Networks Inc., Verizon Select Services Inc., Verizon Federal Inc., Federal Network Systems LLC or Verizon Network Integration Corp. is an Incumbent Local Exchange Carrier ("ILEC"), as that term is defined in 47 U. S. C. §251(h), and no such entity provides local exchange services as an ILEC in the States of Maine, Vermont or New Hampshire.

        5.23    Reseller Agreement.    Verizon has been advised by Verizon Wireless that (i) Verizon Wireless has received the Company's "Application for Reseller Status" and (ii) if that application is approved by Verizon Wireless in accordance with its standard practices, then Verizon Wireless will be prepared at the Effective Time to enter into a reseller agreement with the Company for a two year term on Verizon Wireless's otherwise standard terms and conditions as of the date of execution of such reseller agreement (including, without limitation, those related to volume of business); provided that there is no material change in the information set forth in the Company's "Application for Reseller Status" from the time of its submission through the time of execution of such reseller agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in the corresponding section of the Disclosure Letter delivered by the Company to Verizon and Spinco immediately prior to the execution of this Agreement (the "Company Disclosure Letter"), the Company represents and warrants to Verizon and Spinco as follows:

        6.1    Organization; Qualification.

        (a)   The Company is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The copies of the Company's certificate of incorporation and bylaws and the certificate of incorporation and bylaws (or analogous governing documents) of any Company Subsidiary that is a Significant Subsidiary of the Company, previously made available to Verizon and Spinco are complete and correct copies of such documents as in full force and effect on the date hereof.

        (b)   Section 6.1(b) of the Company Disclosure Letter sets forth a list of the Company Subsidiaries and their respective jurisdictions of incorporation or organization, together with a designation of those Company Subsidiaries constituting Significant Subsidiaries of the Company.

        6.2    Capital Stock and Other Matters.

        (a)   The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock of the Company. As of the date hereof, (i) 35,268,443 shares of Company Common Stock were issued and outstanding (including 603,363 shares of restricted stock), 1,308,297 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans; (ii) no shares of Company Common Stock were held by the Company in its treasury or by its Subsidiaries; and (iii) no shares of preferred stock of the Company were issued and outstanding. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and free of preemptive rights and were issued in compliance with all applicable securities Laws, including, without limitation, all applicable registration requirements under the Securities Act (unless an exemption from registration was available for a particular issuance).

        (b)   No bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of the Company (including Company Common Stock) may vote ("Company Voting Debt") are, or at the Distribution Date will be, issued or outstanding.

        (c)   Except as set forth in Section 6.2(a) above or as set forth in Section 6.2(c) of the Company Disclosure Letter, there are no outstanding securities, options, warrants, convertible securities, calls, rights, commitments or Contracts of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Common Stock, Company Voting Debt or other voting securities of the Company or any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment, agreement, arrangement, undertaking or Contract.

        (d)   Except as set forth in Section 6.2(d) of the Company Disclosure Letter or as contemplated by this Agreement, there are no stockholders agreements, voting trusts or other Contracts to which the Company is a party or by which it is bound relating to voting or transfer of any shares of capital stock of the Company or the nomination of any directors thereof.

        6.3    Corporate Authority; No Violation.

        (a)   The Company has the corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is, or as of the Effective Time will be, a party, and subject to obtaining the Requisite Approval, to carry out its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and each other Transaction Agreement to which it is or as of the Effective Time will be a party and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Company, subject to obtaining the Requisite Approval.

        (b)   This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Verizon and Spinco, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). As of immediately prior to the Effective Time, each other

Transaction Agreement to which the Company is a party will have been duly executed and delivered by the Company and will, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

        (c)   Except as set forth in Section 6.3(c) of the Company Disclosure Letter, neither the execution and delivery by the Company of this Agreement and each other Transaction Agreement to which the Company is, or as of the Effective Time will be, a party, nor the consummation by the Company of the transactions contemplated hereby or thereby, or performance by the Company of any of the provisions hereof or thereof will (i) violate or conflict with any provision of the Company's certificate of incorporation or bylaws; (ii) assuming the consents and approvals referred to in Section 6.3(d) below are obtained, result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound or affected; (iii) other than in connection with the New Financing and, if consummated, the financing contemplated by the Backstop Facility Commitment, result in the creation of a Lien, pledge, security interest, claim or other encumbrance on any of the issued and outstanding shares of Company Common Stock or on any of the assets of the Company or any of the Company Subsidiaries pursuant to any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or the Company Subsidiaries is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 6.3(d) below are obtained, violate or conflict with any Order or Law applicable to the Company or any of the Company Subsidiaries, or any of the properties, business or assets of any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (d)   Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) the Communications Act and applicable rules and regulations thereunder and the FCC Rules, (vi) the approvals set forth in Section 6.3(d) of the Company Disclosure Letter, and (vii) the Requisite Approval (collectively, the "Company Approvals"), no authorization, consent or approval of, or filing with any Governmental Authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        6.4    Company Reports and Financial Statements.

        (a)   The Company has previously made available to Spinco complete and correct copies of:

          (i)    the Company's Annual Report on Form 10-K filed with the SEC under the Exchange Act for the year ended December 31, 2005, including the Company's audited consolidated balance sheet at December 31, 2005 and 2004, and the related audited consolidated statements of operations, cash flows and stockholder's equity for the fiscal years ended December 31, 2005, 2004 and 2003 (the "Company Financial Statements");

          (ii)   the Company's Quarterly Report on Form 10-Q filed with the SEC under the Exchange Act for the quarter ended September 30, 2006;

          (iii)  the definitive proxy statement in respect of the Company's 2006 annual meeting of stockholders, filed by the Company with the SEC under the Exchange Act on March 27, 2006;

          (iv)  all current reports on Form 8-K (excluding any Form 8-K that is deemed "furnished" under the Exchange Act) filed by the Company with the SEC under the Exchange Act since January 1, 2006 and prior to the date hereof; and

          (v)   each other form, report, schedule, registration statement and definitive proxy statement filed by the Company or any of its Subsidiaries with the SEC since January 1, 2006 and prior to the date hereof (collectively, and together with the items specified in clauses (i) through (iv) above, the "Company SEC Documents").

        (b)   As of their respective filing dates (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects, and each other form, report, schedule, registration statement and definitive proxy statement filed by the Company or any of its Subsidiaries after the date hereof and prior to the Effective Time (the "Additional Company SEC Documents") will comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of such Company SEC Documents when filed contained, or will contain, an untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Documents and the Additional Company SEC Documents (including any related notes and schedules) and the Company Financial Statements fairly present in all material respects, or will fairly present in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows, changes in stockholder's equity or other information included therein for the periods or as of the respective dates then ended, subject, where appropriate, to normal year-end audit adjustments in each case in accordance with past practice and GAAP, consistently applied, during the periods involved (except as otherwise stated therein). Since its initial public offering in February 2005, the Company has timely filed all reports, registration statements and other filings required to be filed with the SEC under the rules and regulations of the SEC. Except as set forth in the Company SEC Documents filed prior to the date hereof or as set forth in Section 6.4(b) of the Company Disclosure Letter or liabilities incurred in the ordinary course of business, consistent with past practice, since September 30, 2006, the Company and the Company Subsidiaries have not incurred any liability or obligation that is of a nature that would be required to be disclosed on a consolidated balance sheet of the Company and the Company Subsidiaries or in the footnotes thereto prepared in conformity with GAAP, other than liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (c)   The Company and the Company Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act").

        6.5    Absence of Certain Changes or Events.    Except as specifically contemplated by this Agreement, or except as set forth in Section 6.5 of the Company Disclosure Letter, since September 30, 2006, each of the Company and the Company Subsidiaries has conducted its business in the ordinary course, consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. From September 30, 2006 to the date hereof, none of the Company or any of the Company Subsidiaries has taken any action or failed to take any action, which action or failure, as the case may be, would constitute a breach of Section 7.1 if taken without the consent of Verizon and Spinco after the date hereof.

        6.6    Investigations; Litigation.    Except as described in the Company SEC Documents or in Section 6.6 of the Company Disclosure Letter:

          (a)   There is no material investigation or review pending (or, to the Company's Knowledge, threatened) by any Governmental Authority with respect to the Company or any of the Company Subsidiaries.

          (b)   There are no actions, suits, grievances, arbitrations, investigations or proceedings pending (or, to the Company's Knowledge, threatened) against or affecting the Company or any of the Company Subsidiaries or any of their respective properties at law or in equity before, and there are no Orders of, any Governmental Authority, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        6.7    Compliance with Laws.    The Company and the Company Subsidiaries are, and since January 1, 2004 have been, in compliance with all, and have received no notice of any violation (as yet unremedied) of any, Laws, applicable to the Company, such Company Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Notwithstanding anything contained in this Section 6.7, no representation or warranty shall be deemed to be made in this Section 6.7 in respect of environmental, Tax, employee benefits, labor or communications Laws matters, which are the subject of the representations and warranties made in Sections 6.10, 6.11, 6.12, 6.13 and 6.15 of this Agreement, respectively.

        6.8    Proxy Statement/Prospectus; Registration Statements.    None of the information regarding the Company or the Company Subsidiaries or the transactions contemplated by this Agreement provided by the Company specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or the Registration Statements will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto, and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statements, at the time such registration statement becomes effective, at the time of the Company Stockholders Meeting (in the case of the Company Registration Statement), at the Distribution Date and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Company Registration Statement and the Proxy Statement/Prospectus will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information provided by Verizon or Spinco specifically for inclusion in, or incorporation by reference into, the Company Registration Statement or the Proxy Statement/Prospectus.

        6.9    Information Supplied.    All documents that the Company is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby or by any other Transaction Agreement will comply in all material respects with the provisions of applicable Law. All information supplied or to be supplied by the Company in any document, other than the Proxy Statement/Prospectus and Registration Statements, which are addressed in Section 6.8, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

        6.10    Environmental Matters.    Except as set forth in Section 6.10 of the Company Disclosure Letter:

          (a)   All material Environmental Permits required pursuant to any Environmental Law for operation of the business of the Company and each of the Company Subsidiaries (i) have been obtained by the Company and each of the Company Subsidiaries and (ii) are currently in full force and effect. The Company and each of the Company Subsidiaries are in material compliance with all material Environmental Permits required pursuant to any material Environmental Law for operation of the business of the Company and each of the Company Subsidiaries.

          (b)   To the Company's Knowledge, the Company and each of the Company Subsidiaries are, and at the Effective Time will be in material compliance with all applicable Environmental Laws with respect to the business of the Company and each of the Company Subsidiaries. To the Company's Knowledge, there are no events, conditions, circumstances, activities, practices or incidents related to the business of the Company and of any of the Company Subsidiaries which would, or would reasonably be likely to, give rise to any Environmental Claim reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and the Company Subsidiaries.

          (c)   There is no civil, criminal or administrative action, suit, demand, Environmental Claim, hearing, notice, or demand letter, notice of violation, investigation or proceeding pending or, to the Company's Knowledge, threatened against the Company or any of the Company Subsidiaries related to any Environmental Permit or any applicable Environmental Law or any plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and the Company Subsidiaries.

          (d)   To the Company's Knowledge, the Company and each of the Company Subsidiaries have not generated, stored, used, emitted, discharged or disposed of any Hazardous Material except in material compliance with applicable Environmental Law. To the Company's Knowledge, the Company and the Company Subsidiaries have made available to Verizon for its review copies of those reports, audits, studies or analyses in their possession, custody or control that are material to the representations made in this Section 6.10.

          (e)   The Company and each of the Company Subsidiaries (i) have not, within the past seven years, received any written request for information, and have not been notified that they are a potentially responsible party, under the Comprehensive Environmental Response, Compensation or Liability Law and (ii) to the Company's Knowledge, have not, within the past seven years, been, and are not reasonably likely to be, subject to liability for any Environmental Claim arising under or pursuant to such laws.

        6.11    Tax Matters.

        (a)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) all Tax Returns relating to the Company and the Company Subsidiaries required to be filed have been filed, (ii) all such Tax Returns are true and correct in all respects as filed or have been subsequently amended to make such Tax Returns true and correct and not further amended, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) relating to the Company or any the Company

Subsidiary required to be paid, have been timely paid in full, (iv) all Taxes relating to the Company and the Company Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly accrued for in the books and records of the Company, and (v) the Company and the Company Subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

        (b)   Except as set forth in Section 6.11(b) of the Company Disclosure Letter, no written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any Company Subsidiary, and no power of attorney with respect to any such Taxes, has been filed or entered into with any Taxing Authority.

        (c)   Except as set forth in Section 6.11(c) of the Company Disclosure Letter, no audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of the Company or any Company Subsidiary, as to which any Taxing Authority has asserted in writing any claim which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which the Company or any Company Subsidiary may be liable with respect to income or other material Taxes which has not been fully paid or finally settled.

        (d)   Neither the Company nor any Company Subsidiary (i) is a party to or bound by or has any obligation under any Tax separation, sharing or similar agreement or arrangement other than the Tax Sharing Agreement and the Company Tax Sharing Agreement, (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which the Company is the common parent corporation) or has any potential liability for Taxes of another Person (other than the Company or any of the Company Subsidiaries under Treasury Regulations § 1.1502-6) or (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law.

        (e)   None of the assets of the Company or any of the Company Subsidiaries is subject to any Tax lien (other than liens for Taxes that are not yet due and payable).

        (f)    Section 6.11(f) of the Company Disclosure Letter lists all foreign jurisdictions in which the Company or any Company Subsidiary files a material Tax Return.

        (g)   Neither the Company nor any Company Subsidiary has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method or otherwise, except where such adjustments have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (h)   Neither the Company nor any Company Subsidiary has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

        (i)    Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action that is reasonably likely to (nor are any of them aware of any agreement, plan or other circumstance that would) prevent the Tax-Free Status of the Transactions.

        (j)    Neither the Company nor any Company Subsidiary has engaged in any listed transaction, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.

        6.12    Benefit Plans.

        (a)   Section 6.12(a) of the Company Disclosure Letter lists each "employee benefit plan" (as defined in Section 3(3) of ERISA), and all other benefit, bonus, incentive, deferred compensation, stock option (or other equity-based compensation), severance, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by the Company or any of the Company Subsidiaries, to which the Company or any of the Company Subsidiaries is a party or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee of the Company or any of the Company Subsidiaries (a "Company Employee") is a participant (the "Company Benefit Plans"), or with respect to which the Company or any of the Company Subsidiaries has or could have any material liability.

        (b)   No material liability under Title IV (including Sections 4069 and 4212(c) of ERISA) or Section 302 of ERISA has been incurred by the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them, and no condition exists that would reasonably be expected to result in the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them incurring any such liability, other than liability for premiums due to the PBGC. The present value of accrued benefits under each Company Benefit Plan that is subject to Title IV of ERISA, determined based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan, did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

        (c)   (i) No Company Benefit Plan is a "multiemployer plan," as defined in Section 3(37) of ERISA and (ii) none of the Company, the Company Subsidiaries or any ERISA Affiliate of any of them has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203 and 4205 of ERISA, the liability for which has not been satisfied in full.

        (d)   Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including, ERISA and the Code. All contributions required to be made with respect to any Company Benefit Plan have been timely made, except for outstanding contributions in the ordinary course. Except as set forth in Section 6.12(d) of the Company Disclosure Letter, there are no pending or, to the Company's Knowledge, threatened claims by, on behalf of or against any of the Company Benefit Plans in effect as of the date hereof or any Assets thereof, that, if adversely determined would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to Verizon and Spinco or will be promptly furnished to Verizon and Spinco when made) with respect to any of the Company Benefit Plans before the IRS, the United States Department of Labor or the PBGC.

        (e)   Each Company Benefit Plan intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, each trust maintained under any Company Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in either such case, no event has occurred or condition is known to exist that would reasonably be expected to have a material adverse effect on such tax-qualified status for any such Company Benefit Plan or any such trust.

        (f)    No Company Benefit Plan or employment arrangement, and no contractual arrangements between the Company and any third party, exists that could result in the payment to any current, former or future director, officer, stockholder or employee of the Company or any of the Company Subsidiaries, or of any entity the assets or capital stock of which have been acquired by the Company or a Company Subsidiary, of any money or other property or rights or accelerate or provide any other rights or benefits to any such individual as a result of the consummation of the transactions contemplated by the Transaction Agreements whether or not (a) such payment, acceleration or provision would constitute a "parachute payment" (within the meaning of Section 280G of the Code) or (b) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

        6.13    Labor Matters.    Except to the extent listed in Section 6.13 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement, employment agreement or other Contract, in each case, with a labor union or labor organization. Except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) as of the date hereof, there are no strikes or lockouts with respect to Company Employees, (b) there is no unfair labor practice, charges, complaint, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Company's Knowledge, threatened against the Company or any of the Company Subsidiaries, (c) there are no actual or, to the Company's Knowledge, threatened claims, arbitrations, litigation or consent decrees relating to employment Laws, terms and conditions of employment and wages and hours pertaining to employees of the Company or its Subsidiaries or employment practices affecting such employees and (d) the Company and the Company Subsidiaries are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) collective bargaining and labor relations practices, (iv) layoffs, and (v) immigration. As of the date hereof, neither the Company nor any of the Company Subsidiaries has any liabilities under the WARN Act as a result of any action taken by the Company and that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        6.14    Intellectual Property.

        (a)   Section 6.14(a) of the Company Disclosure Letter contains a complete and accurate list of all Statutory Intellectual Property owned by the Company or any of the Company Subsidiaries.

        (b)   Except as disclosed in Section 6.14(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiaries has received since January 1, 2002 any written charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation by the business of the Company of (including any claim that the Company Subsidiaries conducting the business of the Company must license or refrain from using) any Company Third Party Intellectual Property material to the business of the Company.

        (c)   Except as disclosed in Section 6.14(c) of the Company Disclosure Letter, to the Company's Knowledge, there are no Liens on any Intellectual Property owned by the Company or any of the Company Subsidiaries.

        6.15    Communications Regulatory Matters.

        (a)   The Company and the Company Subsidiaries hold, and on the Distribution Date will hold, all permits, licenses, franchises, waivers, orders, approvals, concessions, registrations and other authorizations issued or provided by the FCC, county and municipal franchising authorities and the State Regulators under all Laws currently in effect, which are necessary for the Company and/or the Company Subsidiaries to own their respective assets or operate the applicable portion of the business of the Company as currently conducted, ("Company Licenses"), except such Company Licenses the failure of which to so hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company or the Non-ILEC Spinco Subsidiary has in full force and effect, or will have in full force and effect as of the Closing Date, authority to provide non-facilities-based international services between the U.S. and all permitted international points pursuant to 47 U.S.C. §214 and 47 C.F.R. 63.18.

        (b)   The Company and each of the Company Subsidiaries in the conduct of its business has complied since January 1, 2004 with, and currently is not in violation of, any requirement of Law of a Governmental Authority relating to communications regulatory matters to which the Company or any of the Company Subsidiaries is subject, except to the extent that any such non-compliance or violation would not reasonably be expected to result in any material burden, fine or consequence on the business of the Company and the Company Subsidiaries taken as a whole or as set forth in Section 6.15(b) of the Company Disclosure Letter. Without limiting the foregoing, there is not pending, nor to the Company's Knowledge, threatened against the Company or any of the Company Subsidiaries any application, action, petition, objection or other pleading, or any proceeding with the FCC or any State Regulators which questions or contests the validity of, or any rights of the holder under, or seeks the non-renewal or suspension of any Company License. Since January 1, 2004, neither the Company nor any of the Company Subsidiaries has received written notice of an investigation or review by any Governmental Authority with respect to a material violation by the Company or any of the Company Subsidiaries of any requirement of Law, excluding any notice in respect of a matter that has been withdrawn or resolved without the imposition of material penalties, burdens or fines. The Company (a) is capable of providing local number portability in material compliance with 47 U.S.C. § 251(b)(2) and the implementing rules of the FCC; (b) complies in all material respects with the requirements of the CALEA; and (c) is capable of providing 911 service in material compliance with 47 U.S.C. § 251(e)(3) and the implementing rules of the FCC.

        6.16    Material Contracts.

        (a)   Except for this Agreement, each other Transaction Agreement, the Company Benefit Plans and except as filed as an exhibit to any Company SEC Document or as disclosed in Section 6.16(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of the Company Subsidiaries, as of the date hereof, is a party to or bound by any "material contract" (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all Contracts of the type described in this Section 6.16(a) and any other such Contracts that may be entered into by the Company or any Company Subsidiary after the date hereof and prior to the Effective Time being referred to herein as "Company Material Contracts"). Complete and correct copies of all Company Material Contracts have been provided to Verizon.

        (b)   The Company has entered into an agreement with CapGemini to assist with the planning of the operation of the Spinco Business after the Closing Date (other than with respect to those services that will be provided by an Affiliate of Verizon under the Transition Services Agreement), and after the end of the term of the Transition Services Agreement with respect to all billing, customer care, technical support and other similar back office functions of the Spinco Business. The Company represents that as of the Closing Date, it will have the capability to assume responsibility for all of the operations of the Spinco Business (other than with respect to those services that will be provided by an Affiliate of Verizon under the Transition Services Agreement), and, as of the end of the term of the Transition Services Agreement, it will have the capability to assume responsibility for all other operations of the Spinco Business. The Company represents that, as of the Closing, it will have the capability to deliver comparable products and services comprising the Spinco Business to customers at service levels and at a quality no less favorable than those provided by Verizon New England in the Territory as of immediately prior to the Closing.

        (c)   Except as set forth in Section 6.16(c) of the Company Disclosure Letter, (i) neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) to the Company's Knowledge, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and

(iii) each Company Material Contract is a valid and binding obligation of the Company or any Company Subsidiary which is a party thereto and, to the Company's Knowledge, of each other party thereto, and is in full force and effect, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

        (d)   The Company has delivered to Verizon a complete and correct copy of the Commitment Letter and the Backstop Facility Commitment. Such agreements are in full force and effect as of the date hereof. Except as set forth in Section 6.16(d) of the Company Disclosure Letter, the Company is not a party to any other agreement with any of the counterparties thereto relating to the New Financing or the financing contemplated by the Backstop Facility Commitment.

        6.17    Company Real Property.

        (a)   Section 6.17(a) of the Company Disclosure Letter sets forth the address of all real property that is Company Owned Real Property the loss of which would be material and adverse to the business of the Company and its Subsidiaries. The Company has, in all material respects, good and valid and marketable title to all of the Company Owned Real Property identified on such Section of the Company Disclosure Letter, free and clear of all encumbrances other than Permitted Encumbrances. Except as set forth on Section 6.17(a) of the Company Disclosure Letter, none of the Company or the Company Subsidiaries has leased or otherwise granted any third party any right to use or occupy any of the Company Owned Real Property identified on such Section of the Company Disclosure Letter; and except as set forth on Section 6.17(a) of the Company Disclosure Letter, there are no outstanding options, rights of refusal, rights of first offer or rights of reverter or other third party rights in Company Owned Real Property identified on such Section of the Company Disclosure Letter.

        (b)   Except as set forth on Section 6.17(b) of the Company Disclosure Letter, with respect to leases and subleases of real property to which the Company or its Subsidiaries is a party, (i) each is enforceable in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally and subject to the exercise of judicial discretion in accordance with principles of equity, (ii) there is no material default or material breach of a covenant by the Company or any Company Subsidiaries, (iii) no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute such a material default or material breach and (iv) there has been no collateral assignment or other security interest and they are not subject to any encumbrance other than Permitted Encumbrances.

        6.18    Opinion of Company Financial Advisor.    The Company has received the written opinion of Deutsche Bank Securities Inc., to the effect that, as of the date thereof, and based upon and subject to the matters set forth therein, the Aggregate Merger Consideration to be delivered by the Company in respect of the Spinco Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the Company and the holders of Company Common Stock. The Company has previously delivered a copy of such opinion to Verizon.

        6.19    Brokers or Finders.    Except with respect to the Persons set forth in Section 6.19 of the Company Disclosure Letter, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by the Company, or any of the Company Subsidiaries, directors, officers or employees, to any financial advisory, broker's, finder's or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or any other Transaction Agreement. The material terms of the engagement letters between each of the Company's financial advisors and the Company have been provided to Verizon.

        6.20    Takeover Statutes.    Other than Section 203 of the DGCL, no "fair price," "moratorium," "control share acquisition," "business combination," "stockholder protection" or other similar anti-takeover statute or regulation enacted under Delaware law, or, to the Company's Knowledge, under the law of any other jurisdiction, will apply to this Agreement, the Merger or the transactions contemplated hereby or thereby. The action of the Board of Directors of the Company in approving this Agreement and the transactions provided for herein is sufficient to render inapplicable to this Agreement, the Merger and the transactions contemplated hereby or thereby and the transactions provided for herein, the restrictions on "business combinations" (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

        6.21    Certain Board Findings.    The Board of Directors of the Company, at a meeting duly called and held, (i) has determined that this Agreement and the transactions contemplated hereby, including the Merger, and the issuance of shares of Company Common Stock pursuant to the Merger, are advisable, fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and (iii) has resolved to recommend that the stockholders of the Company entitled to vote thereon adopt this Agreement at the Company Stockholders Meeting.

        6.22    Vote Required.    The only vote of the stockholders of the Company required under the DGCL, the NYSE rules or the Company's certificate of incorporation for adoption of this Agreement and the approval of the transactions contemplated hereby, is the affirmative vote of the holders of a majority in voting power of all outstanding shares of Company Common Stock at the Company Stockholders Meeting (sometimes referred to herein as the "Requisite Approval").

        6.23    Affiliate Transactions.    Except as specifically provided in this Agreement or any of the other Transaction Agreements or as disclosed in the Company SEC Reports, there are no transactions or Contracts of the type required to be disclosed by the Company under Item 404 of Regulation S-K between or among (a) the Company or any Company Subsidiary, on the one hand, and (b) any individual who is a "named executive officer" or director of the Company (as such term is defined in Section 402 of Regulation S-K), on the other hand.

ARTICLE VII

COVENANTS AND AGREEMENTS

        7.1    Conduct of Business by the Company Pending the Merger.    Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1, except as may be consented to in writing by Verizon (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by a Transaction Agreement or as set forth in Section 7.1 of the Company Disclosure Letter, the Company covenants and agrees that each of the Company and the Company Subsidiaries shall conduct its operations in accordance with its ordinary course of business, consistent with past practice and in compliance with all Laws applicable to it or to the conduct of its business, and use all commercially reasonable efforts to preserve intact its present business organization, maintain rights and franchises, keep available the services of its current officers and key employees and preserve its relationships with customers and vendors in such a manner that its goodwill and ongoing businesses would not reasonably be anticipated to be impaired in any material respect. Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1 (and notwithstanding the immediately preceding sentence) except (i) as may be required by Law, (ii) as may be consented to in writing by Verizon (which consent shall not be unreasonably withheld, conditioned or delayed, except in the case of clauses (a), (b), (d), (e), (f), (h), (n), (p) and, in respect of the foregoing clauses, (q) of this Section 7.1, with respect to which such consent may be withheld in Verizon's sole discretion), (iii) as may be expressly contemplated by this Agreement or the other Transaction Agreements, or (iv) as set forth in Section 7.1 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of the Company Subsidiaries to:

          (a)    (i) declare or pay any dividends on or make other distributions in respect of any shares of its capital stock or partnership interests (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock all of which shares of capital stock, as the case may be, of the applicable corporation are owned directly or indirectly by the Company and the payment of regular quarterly dividends each in an amount not to exceed $0.39781 per share at times consistent with the dividend payment practices of the Company in 2006 (including a final partial regular quarterly dividend to the extent permitted pursuant to the Company Credit Agreement and paid from existing funds or existing borrowing capacity, to be declared and paid to pre-Closing Company stockholders, pro rated for the number of days elapsed between (x) the beginning of the quarterly period in which the Effective Time occurs and (y) the day immediately preceding the Effective Time); (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; or (iii) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock (including any securities convertible or exchangeable into such capital stock), except pursuant to the terms of the securities outstanding on the date hereof or pursuant to the existing terms of a Company Benefit Plan;

          (b)    issue, deliver or sell, or authorize any shares of its capital stock of any class, any Company Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares or other Company Voting Debt or convertible securities, other than (i) the issuance of shares of Company Common Stock upon the exercise of stock options or the vesting of restricted stock units or restricted stock that are outstanding on the date hereof pursuant to the Company Benefit Plans; (ii) issuances by a wholly owned Subsidiary of the Company of its capital stock to such Subsidiary's parent or another wholly owned Subsidiary of the Company; and (iii) the granting of full fair market value stock options, or the granting of restricted stock units or restricted units in the ordinary course of business, consistent with the Company's past practices, provided that, in no event shall the vesting and exercisability of any such newly granted option, restricted stock unit or restricted unit accelerate or shall any additional rights be conveyed, on account of the transactions contemplated hereby;

          (c)    amend the Company's certificate of incorporation or bylaws, or amend any Company Subsidiary's certificate of incorporation or bylaws (or other similar organizational documents);

          (d)    acquire or agree to acquire by merger or consolidation, or by purchasing a substantial or controlling equity interest in, or the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division or business unit thereof or otherwise acquire or agree to acquire any material assets (other than the acquisition of equipment and other assets used in the operations of the existing business of the Company and the Company Subsidiaries in the ordinary course consistent with past practice), but in all cases excluding any acquisition of equity or assets that constitute a business unit, division or all or substantially all of the assets of the transferor;

          (e)    sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of the Company but excluding (i) surplus real property not used in telephone operations, (ii) inventory and obsolete equipment, in each case, in the ordinary course of business consistent with past practice and (iii) any Lien required to be created pursuant to the Company Credit Agreement or any facility entered into pursuant to the Backstop Facility Commitment);

          (f)    incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of others or enter into any material Lease (whether such Lease is an operating or capital Lease) or enter into any interest rate hedge, other than the incurrence of additional indebtedness (i) under the Company Credit Agreement or any facility entered into pursuant to the Backstop Facility Commitment (x) in 2007 in an amount not to exceed $50 million (beyond amounts outstanding under the Company Credit Agreement as of January 1, 2007 and net of any prepayments or repayments effected during 2007) and (y) in 2008 in an amount not to exceed an additional $50 million (beyond amounts outstanding under the Company Credit Agreement (or any facility entered into pursuant to the Backstop Facility Commitment) as of December 31, 2007 and net of any prepayments or repayments effected during 2008), (ii) pursuant to any customer Contract, vendor Contract or real property Lease entered into in the ordinary course of business consistent with past practice and (iii) in connection with equipment leasing in the ordinary course of business consistent with past practice;

          (g)    except in the ordinary course of business, consistent with past practice, and except for Qualified Transition Expenses, incur or commit to any individual capital expenditure or any obligation or liability in connection with any capital expenditure in excess of $2,000,000 or incur or commit to aggregate capital expenditures or obligations or liabilities in connection with any capital expenditure in excess of $4,000,000, in each case, other than capital expenditures or obligations or liabilities in connection therewith to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), or as contemplated by the Company's 2007 capital expenditure budget, which is set forth in Section 7.1(g) of the Company Disclosure Letter, or the 2008 capital expenditure budget, to the extent it is substantially similar in all material respects to the 2007 capital expenditure budget or is approved by Verizon (such approval not to be unreasonably withheld or delayed), provided that this Section 7.1(g) shall not permit any action otherwise prohibited by Section 7.1(d);

          (h)    (i) other than in the ordinary course of business, consistent with past practice in 2006, grant any increases in the compensation of any of its directors, officers or employees, provided that such increase shall not exceed 4% in the aggregate for all such persons (as compared to levels and amounts as of January 1, 2007); (ii) pay or agree to pay to any director, officer or employee, whether past or present, any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, Contracts or arrangements as in effect on the date hereof; (iii) enter into any new, or materially amend any existing, employment or severance or termination, Contract with any director, officer or employee; (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (v) become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

          (i)    establish, adopt, enter into, terminate or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or any of their beneficiaries, except as contemplated by the Employee Matters Agreement, as is necessary to comply with applicable law, or, in each case, as would not result in a material increase in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement;

          (j)    authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of the Company Subsidiaries;

          (k)    make any material change in its methods of accounting in effect at September 30, 2006 or change its fiscal year except for changes required by a change in GAAP or required by the auditors of the Company and the Company Subsidiaries;

          (l)    enter into or amend any agreement or arrangement with any Affiliate of the Company or any Company Subsidiary, other than with wholly owned Company Subsidiaries, on terms less favorable to the Company or such Company Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm's-length basis;

          (m)    except in the ordinary course of business, consistent with past practice, or as required by law, modify, amend, terminate, renew or fail to use commercially reasonable efforts to renew any Company Material Contract to which the Company or any of the Company Subsidiaries is a party or waive, release or assign any material rights or claims thereunder or enter into any Company Material Contract not in the ordinary course of business consistent with past practice;

          (n)    except as would not be expected to materially and adversely affect the Company or any of its Affiliates or the Surviving Corporation on a going-forward basis after the Effective Time, (i) make or rescind any material express or deemed election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where the Company has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend any material Tax Returns or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those expected to be employed in the preparation of its federal income tax return for the taxable year ending December 31, 2006 (unless such change is required by Law); provided, however, that the Company may make or rescind any such election, settle or compromise any such claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy, change any such method of reporting or amend any such Tax Return without Verizon's and Spinco's prior written consent if the amount of Tax liabilities or other Tax detriments relating to such action does not exceed $10,000,000;

          (o)    except in the ordinary course of business, consistent with past practice, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (which includes the payment of final and unappealable judgments) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, or incurred in the ordinary course of business since the date of such financial statements;

          (p)    amend or waive the performance of any provision of the Termination Agreement, the Commitment Letter or the Backstop Facility Commitment; or

          (q)    agree or commit to do any of the foregoing actions.

        7.2    Conduct of Spinco Business Pending the Merger.    Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1, except as may be consented to in writing by the Company or as expressly contemplated by a Transaction Agreement or as set forth in Section 7.2 of the Spinco Disclosure Letter, Verizon and Spinco jointly and severally covenant and agree that Verizon and the Contributing Companies (in regard to the Spinco Business only) and each of Spinco and the Spinco Subsidiaries shall conduct its operations in accordance with its ordinary course of business, consistent with past practice and in compliance with all Laws applicable to it or to the conduct of its business, and use all commercially reasonable efforts to preserve intact its present business organization, maintain rights and franchises, keep available the services of its key employees and preserve its relationships with customers and vendors in such a manner that its goodwill and ongoing businesses would not reasonably be anticipated to be impaired in any material respect. Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1 (and notwithstanding the immediately preceding sentence) except (i) as may be required by Law, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated by this Agreement or the other Transaction Agreements, (iv) as required to permit the ordinary course operation of Verizon's cash management system prior to the Effective Time, including any distributions of cash in connection therewith, or (v) as set forth in Section 7.2 of the Spinco Disclosure Letter, Spinco shall not, nor shall Verizon and Spinco permit any of the Spinco Subsidiaries or, to the extent applicable, any of the Contributing Companies with respect to the Spinco Business to:

          (a)    issue, deliver or sell, or authorize any shares of Spinco's capital stock or capital stock of any Spinco Subsidiary of any class, or any rights, warrants or options to acquire, any such shares, convertible securities including additional options or other equity-based awards that could be converted into any option to acquire Spinco Common Stock or the capital stock of any Spinco Subsidiary pursuant to the Employee Matters Agreement or otherwise, other than (i) pursuant to this Agreement, pursuant to the Distribution Agreement or required in connection with the Contribution and (ii) issuances by a wholly owned Subsidiary of Spinco of its capital stock to such Subsidiary's parent or another wholly owned Subsidiary of Spinco;

          (b)    adopt any provision of, or otherwise amend, the certificate of incorporation or bylaws (or other similar organizational documents) of Spinco or any Spinco Subsidiary in any manner that would prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement;

          (c)    acquire or agree to acquire by merger or consolidation, or by purchasing a substantial or controlling equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets (excluding the acquisition of equipment and other assets used in the operations of the Spinco Business in the ordinary course consistent with past practice), but in all cases excluding any acquisition of equity or assets that constitute a business unit, division or all or substantially all of the assets of the transferor;

          (d)    sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of the assets that would constitute Spinco Assets as of the Distribution Date (including capital stock of Spinco Subsidiaries but excluding (i) surplus real property not used in telephone operations and (ii) inventory and obsolete equipment, in each case, in the ordinary course of business consistent with past practice);

          (e)    incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Spinco or any of its Subsidiaries or guarantee any debt securities of others or enter into any material Lease (whether such Lease is an operating or capital Lease) in each case to any third Person, other than (i) the incurrence of additional indebtedness to fund ordinary course capital requirements of Spinco and the Spinco Subsidiaries, (ii) pursuant to any customer Contract, vendor Contract or real property Lease entered into in the ordinary course of business consistent with past practice, (iii) in connection with equipment leasing in the ordinary course of business, consistent with past practice and (iv) as contemplated by the New Financing, the Spinco Securities or the Distribution Agreement or required in connection with the Contribution;

          (f)    except in the ordinary course of business, consistent with past practice, incur or commit to any individual capital expenditure or any obligation or liability in connection with any capital expenditure, or incur or commit to aggregate capital expenditures or obligations or liabilities in connection with any capital expenditure, in each case, other than capital expenditures or obligations or liabilities in connection therewith to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), or as contemplated by the 2007 capital expenditure budget of Verizon for the Spinco Business, which is set forth in Section 7.2(f) of the Spinco Disclosure Letter, or the 2008 capital expenditure budget, to the extent it is substantially similar in all material respects to the 2007 capital expenditure budget (except as set forth in Section 7.2(f) of the Spinco Disclosure Letter) or is approved by the Company, provided that this Section 7.2(f) shall not permit any action otherwise prohibited by Section 7.2(c);

          (g)    authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Spinco or any of its Subsidiaries;

          (h)    (i) other than in the ordinary course of business, consistent with past practice in 2006, grant any material increases in the compensation of any of its directors, officers or employees, provided that such increase shall not exceed 4% in the aggregate for all such persons (as compared to the levels and amounts as of January 1, 2007); (ii) pay or agree to pay to any director, officer or employee, whether past or present, any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, Contracts or arrangements as in effect on the date hereof; (iii) enter into any new, or materially amend any existing, employment or severance or termination, Contract with any director, officer or employee; (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (v) become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder, except, in the case of the foregoing clauses (i) through (v), to the extent Verizon or the Verizon Subsidiaries retain any liability in respect of such action (any such retained liability to be deemed a Verizon Liability (as defined in the Distribution Agreement));

        (i)    establish, adopt, enter into, terminate or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or any of their beneficiaries, except as contemplated by the Employee Matters Agreement, as is necessary to comply with applicable Law, or, in the aggregate, in the ordinary course of business consistent with past practice;

        (j)    make any material change in Verizon's methods of accounting with respect to the Spinco Business in effect at the Interim Balance Sheet Date except for changes required by a change in GAAP or required by the auditors of Verizon and the Verizon Subsidiaries;

        (k)   except as would not be expected to materially and adversely affect Spinco or any of its Subsidiaries or the Spinco Business, or the Surviving Corporation on a going-forward basis after the Effective Time, (i) make or rescind any material express or deemed election relating to Taxes of Spinco or any of its Subsidiaries or the Spinco Business, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where Verizon or Spinco has the capacity to make such binding election (other than any election necessary in order to obtain the IRS Ruling and/or the Distribution Tax Opinion), (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes of Spinco or any of its Subsidiaries or the Spinco Business, (iii) amend any material Tax Returns of Spinco or any of its Subsidiaries or relating to the Spinco Business or (iv) change in any material respect any method of reporting income or deductions of Spinco or any of its Subsidiaries or the Spinco Business for federal income tax purposes from those expected to be employed in the preparation of its federal income tax return for the taxable year ending December 31, 2006 (unless such change is required by Law), provided, however, that Spinco may make or rescind any such election, settle or compromise any such claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy, change any such method of reporting or amend any such Tax Return without the Company's prior written consent if the amount of Tax liabilities or other Tax detriments relating to such action does not exceed $15,000,000;

        (l)    pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business, consistent with past practice (which includes the payment of final and unappealable judgments) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Interim Financial Statements (or the notes thereto) of Spinco included in the Spinco Financial Statements, or incurred in the ordinary course of business since the date of such financial statements;

        (m)  enter into or amend any agreement or arrangement relating to the Spinco Business that would constitute a Transferred Affiliate Arrangement and which constitutes a Spinco Asset or Spinco Liability (as defined in the Distribution Agreement) with any Affiliate of Verizon or any Verizon Subsidiary (other than Spinco or a Spinco Subsidiary), on terms less favorable to Spinco or such Spinco Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm's-length basis;

        (n)   except in the ordinary course of business consistent with past practice, or as required by Law, modify, amend, terminate, renew or fail to use commercially reasonable efforts to renew any Spinco Material Contract or waive, release or assign any material rights or claims thereunder or enter into any Spinco Material Contract not in the ordinary course of business consistent with past practice;

        (o)   amend the Distribution Agreement without the consent of the Company; or

        (p)   agree to commit to take any of the foregoing actions.

        7.3    Proxy Statement/Prospectus; Registration Statements.

        (a)   As promptly as practicable following the date hereof, the Company, Verizon and Spinco shall prepare, and (as promptly as practicable following the Company's receipt from Verizon of the 2006 Financial Statements as contemplated by Section 7.18) the Company shall file with the SEC, the Company Registration Statement, including the Proxy Statement/Prospectus with respect to the transactions contemplated by this Agreement, and the Company shall use its commercially reasonable efforts to have such Proxy Statement/Prospectus cleared by the SEC under the Exchange Act and the Company Registration Statement declared effective by the SEC under the Securities Act, as promptly as practicable after such filings or at such other time as Verizon, Spinco and the Company may agree; and

        (b)   As promptly as practicable following the mailing of the Proxy Statement/Prospectus by the Company, if required by the SEC and/or the Securities Act, Verizon, Spinco and the Company shall prepare, and Spinco shall file with the SEC, the Spinco Registration Statement with respect to the Distribution, and Spinco shall use its commercially reasonable efforts to have such Spinco Registration Statement declared effective by the SEC under the Securities Act prior to the Distribution Date.

        (c)   The Company shall, as promptly as practicable after receipt thereof, provide to Verizon copies of any written comments and advise Verizon of any oral comments with respect to the Proxy Statement/Prospectus and the Company Registration Statement received from the SEC. Spinco shall, as promptly as practicable after receipt thereof, provide to the Company copies of any written comments and advise the Company of any oral comments with respect to any Spinco Registration Statement received from the SEC.

        (d)   The Company shall provide Verizon with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus or Company Registration Statement prior to filing the same with the SEC, and with a copy of all such filings made with the SEC. No amendment or supplement to the Proxy Statement/Prospectus or the Company Registration Statement will be made by the Company without the approval of Verizon (such approval not to be unreasonably withheld, conditioned or delayed). The Company will advise Verizon promptly after it receives notice thereof, of the time when the Company Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Company Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement/Prospectus or the Company Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

        (e)   Spinco shall provide the Company with a reasonable opportunity to review and comment on any amendment or supplement to any Spinco Registration Statement prior to filing the same with the SEC, and with a copy of all such filings made with the SEC. No amendment or supplement to any Spinco Registration Statement will be made by Spinco without the approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed). Spinco will advise the Company promptly after it receives notice thereof, of the time when any Spinco Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Spinco Common Stock issuable in connection with the Distribution for offering or sale in any jurisdiction, or of any request by the SEC for amendment of any Spinco Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

        (f)    As promptly as practicable after the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/Prospectus, the date on which the Company Registration Statement shall have been declared effective, the Company shall mail, or cause to be mailed, the Proxy Statement/Prospectus to its stockholders.

        (g)   If, at any time prior to the Effective Time, any event or circumstance should occur that results in the Proxy Statement/Prospectus or one or both of the Registration Statements containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Proxy Statement/Prospectus or one or both of the Registration Statements, Verizon and the Company shall promptly notify each other of the occurrence of such event and then the applicable party shall promptly prepare, file and clear with the SEC and, in the case of the Proxy Statement/Prospectus, mail, or cause to be mailed, to the Company's stockholders each such amendment or supplement.

        (h)   Verizon and Spinco agree to promptly provide the Company with the information concerning Verizon, Spinco and their respective Affiliates required to be included in the Proxy Statement/Prospectus and the Company Registration Statement. In furtherance of the foregoing, Verizon and Spinco shall use all commercially reasonable efforts to, or shall use all commercially reasonable efforts to cause its representatives to, furnish as promptly as practicable to the Company such additional financial and operating data and other information as to the Spinco Business as the Company may require to complete the Proxy Statement/Prospectus and the Company Registration Statement in accordance with the Exchange Act (including any financial statements required to be included therein).

        (i)    The Company agrees to promptly provide Spinco with the information concerning the Company and its Affiliates required to be included in any Spinco Registration Statement. In furtherance of the foregoing, the Company shall use all commercially reasonable efforts to, or shall use all commercially reasonable efforts to cause its representatives to, furnish as promptly as practicable to Spinco such additional financial and operating data and other information as to the business of the Company as Spinco may require to complete any Spinco Registration Statement in accordance with the Securities Act (including any financial statements required to be included therein).

        7.4    Stockholders Meeting.

        (a)   As promptly as practicable following the date hereof and the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/Prospectus, the Company Registration Statement shall have been declared effective, the Company shall call a special meeting of its stockholders (the "Company Stockholders Meeting") to be held as promptly as practicable for the purpose of voting upon (i) the adoption of this Agreement, (ii) the issuance of shares of Company Common Stock pursuant to the Merger and (iii) the matters to be considered by the Company's stockholders at the 2007 annual meeting of the Company set forth in Section 7.4(a) of the Company Disclosure Letter if the Company elects to combine the special meeting with such annual meeting. This Agreement shall be submitted for adoption to the stockholders of the Company at such special meeting. The Company shall deliver, or cause to be delivered, to the Company's stockholders the Proxy Statement/Prospectus in definitive form in connection with the Company Stockholders Meeting at the time and in the manner provided by the applicable provisions of the DGCL, the Exchange Act and the Company's certificate of incorporation and bylaws and shall conduct the Company Stockholders Meeting and the solicitation of proxies in connection therewith in compliance with such statutes, certificate of incorporation and bylaws.

        (b)   Subject to Section 7.11(c), the Board of Directors of the Company shall recommend that the Company's stockholders adopt this Agreement, and such recommendation shall be set forth in the Proxy Statement/Prospectus. Unless and until this Agreement shall have been terminated in accordance with its terms, the Company shall comply with its obligations under Section 7.4(a) whether or not its Board of Directors withdraws, modifies or changes its recommendation regarding this Agreement or recommends any other offer or proposal.

        7.5    Efforts to Close.    Subject to the terms and conditions of the applicable Transaction Agreement, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective in accordance with the terms of the Transaction Agreements the transactions contemplated by the Transaction Agreements, including executing such documents, instruments or conveyances of any kind that may be reasonably necessary or advisable on the terms set forth herein to carry out any of the transactions contemplated by the Transaction Agreements; provided, that such additional documents, instruments and conveyances shall not (w) provide for additional representations or warranties, (x) impose additional obligations or liabilities on any party, (y) delay the consummation of the transactions contemplated by this Agreement or (z) be inconsistent with the express terms of any Transaction Agreement.

        7.6    Regulatory Matters.

        (a)   Subject to the terms and conditions set forth in this Agreement, each of Verizon, Spinco and the Company shall use all commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or notations, waivers, consents and approvals, including the Company Approvals and the Verizon Approvals, from any Governmental Authority and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, and (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

        (b)   Within 30 days after the date hereof, the Company shall deliver to Verizon a list, determined in good faith, of the State Regulators other than those in Maine, Vermont and New Hampshire with respect to which the Company believes an application is required to obtain such regulator's consent to effect the transfer of control of the Spinco Business and to cause such authorities to permit consummation of the transactions contemplated hereby or by the Distribution Agreement. Such list shall not name any jurisdiction other than those specified in Section 7.6(b) of the Company Disclosure Letter. Within 15 days of Verizon's receipt of such list from the Company, Verizon shall deliver to the Company a list, determined in good faith, of any additional State Regulators with respect to which Verizon believes the foregoing criteria are met. Such list shall not name any jurisdiction other than those specified in Section 7.6(b) of the Company Disclosure Letter. Any jurisdiction appearing on either of the lists provided by the Company and Verizon shall be a jurisdiction in which the parties shall make the applicable regulatory filing pursuant to Section 7.6(c)(iii) (such filings, the "Other PUC Applications").

        (c)   Subject to the terms and conditions herein provided and without limiting the foregoing, each of Verizon, Spinco and the Company shall (i) within 120 days after the date hereof make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) promptly (but in no event later than 30 days after the date hereof) file all applications requiring prior approval or other submissions required to be filed with (x) the FCC (the "FCC Applications"), except those submissions addressed in paragraphs 7.6(e), (f) and (g), below, which shall be made as set forth in those paragraphs, and except those applications that may be filed with the FCC for "immediate approval" under 47 C.F.R. Section 1.948(j)(2) or for approval that permits operation upon application under 47 C.F.R. Section 90.159(c), and (y) State Regulators in the states of Maine, Vermont and New Hampshire (the "Territory PUC Applications"), to effect the transfer of control of the Spinco Business, any federal and state approvals in the states of Maine, Vermont and New Hampshire pertaining to asset transfers or changes in control, and to cause such authorities to permit consummation of each of the transactions contemplated hereby or by the Distribution Agreement and respond as promptly as practicable to any additional requests for information received from the FCC or any State Regulator by any party to a FCC Application or a Territory PUC Application, (iii) as promptly as practicable after the determination of the Other PUC Applications in accordance with Section 7.6(b) (but in no event later than 60 days after the date hereof), file all Other PUC Applications with the applicable State Regulators and respond as promptly as practicable to any additional requests for information received from any State Regulator by any party to an Other PUC Application (the consent of such State Regulators and the consents referred to in clause (ii) of this Section 7.6(c) the "Telecommunications Regulatory Consents"), (iv) use all commercially reasonable efforts to cure not later than the Effective Time any violations or defaults under any FCC Rules or rules of any State Regulator, (v) use all commercially reasonable efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from any other Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (vi) use all commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby all such further action as reasonably may be necessary to obtain all regulatory consents in respect of telecommunications matters and to resolve such objections, if any, as the HSR Agencies, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby; and (vii) subject to applicable legal limitations and the instructions of any Governmental Authority, keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by the Company, Verizon or Spinco, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Authority with respect to such transactions.

        (d)   In furtherance and not in limitation of the covenants of the parties contained in this Section 7.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement or the Transaction Agreements as violative of any Regulatory Law or otherwise, each of the Company, Verizon and Spinco shall cooperate in all respects with each other and use all commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, provided that the foregoing obligations shall not apply to a final order of a State Regulator in the States of Vermont, New Hampshire or Maine. None of Verizon, Spinco or the Company shall settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without having previously consulted with the other parties. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.6 shall limit a party's right to terminate this Agreement pursuant to Section 9.1(b) or 9.1(c) so long as such party has, prior to such termination, complied with its obligations under this Section 7.6.

        (e)   If any objections are asserted with respect to the transactions contemplated hereby or the Transaction Agreements under any Regulatory Law or if any suit is instituted by any Governmental Authority or any private party recommending or seeking to deny the granting of any Telecommunications Regulatory Consent or challenging any of the transactions contemplated hereby as violative of any Regulatory Law or otherwise, each of the Company, Verizon and Spinco shall use all commercially reasonable efforts to resolve any such objections or challenge as such Governmental Authority or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by the Transaction Agreements. For purposes of this Agreement, "Regulatory Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Communications Act and all other federal, state or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that relate to the granting of regulatory consents in respect of telecommunications matters or are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, whether in the communications industry or otherwise through merger or acquisition. The Company and not Verizon will make all required filings, as may be required under applicable law, with the FCC and the State Regulators relating to transfers of customers and compliance with carrier change authorization, notification and verification rules.

        (f)    To the extent necessary to comply with state laws, regulations and FCC Rules including those prohibiting "slamming" as set forth in 47 C.F.R. Section 64.1120, at least 60 days prior to Closing Date as reasonably anticipated by any party, (i) the Company shall, at its own expense, prepare and deliver to Verizon a draft notice providing the information required by 47 C.F.R. Section 64.1120(e) addressed to the telecommunications customers of Spinco and the Spinco Subsidiaries, after giving effect to the Contribution, it being understood that Verizon shall have the opportunity to review and comment on the contents of such notice; and (ii) Verizon shall, at the Company's cost and expense (which shall be a reimbursement of Verizon's fully allocated cost), cause such notice to be delivered to such customers at least 30 days before the Closing Date as reasonably anticipated by any party by a direct mailing or in accordance with such method of notice and notification period that the FCC or State Regulators may order or require. For the avoidance of doubt, the Company and not Verizon, will be primarily responsible for making all required filings with the FCC and the State Regulators relating to transfers of customers and compliance with carrier change authorization, notification and verification rules. Verizon and/or Spinco will be responsible for preparing, distributing, and filing (at Spinco's expense) any notices relating to "discontinuance, reduction, or impairment" of service to the customers of Spinco and the Spinco Subsidiaries after giving effect to the Contribution required by 47 C.F.R. Sections 63.19 and 63.71.

        (g)   At or prior to the Effective Time, the Company, at its own expense, shall adopt (to the extent permitted by State Regulators) the tariffs, price lists, schedules of rates, or other statements of terms and conditions, including, without limitation, special customer arrangements, special assemblies, price flex arrangements, and individual customer based arrangements of Verizon New England and Verizon Select Services Inc. for telecommunications services, which are applicable in whole or in part in Maine, New Hampshire, or Vermont, are effective under applicable laws and regulations, and are in effect immediately prior to the Effective Time (collectively, the "Tariffs"). The Company shall maintain the Tariffs in effect at least until the end of the service term specified in (i) the Tariffs (to the extent permitted by State Regulators), (ii) agreements implementing such Tariffs with customers served by Verizon Affiliates under retained Blended Customer Contracts identified in Section 1.1(a) of the Disclosure Letter to the Distribution Agreement and the agreements of customers who do not provide Verizon Third Party Consents under this Agreement (each a "Specified Contract") and (iii) agreements implementing such Tariffs with Persons who are Affiliates of Verizon New England on or before the Closing Date, and any optional renewal term exercisable by customers which are party to a Specified Contract or such Affiliates in such agreements or Tariffs. The Company further agrees that, to the extent such Tariffs or agreements implementing such Tariffs contain rates and charges or other terms and conditions based on volume of service, amount of purchase or spend, or similar volume commitments by the customers which are party to a Specified Contract or such Affiliates (the "Volume Commitments"), the Company will reduce such Volume Commitments pro-rata, without a change in rates and charges or other terms and conditions under such Tariffs or agreements, to reflect the fact that the customers which are party to a Specified Contract or such Affiliates may, after Closing, take service from Verizon New England and the Company and not from Verizon New England or the Company alone. The pro-rata reduction shall be equal to or exceed the amount of the Volume Commitment provided by Verizon New England after Closing. By way of example, and not by limitation, if after Closing, such Affiliate purchased 75% of a Volume Commitment from Company and 25% of a Volume Commitment from Verizon New England, then Company would reduce the Volume Commitment by 25% in affected Tariffs and agreements implementing such Tariffs. At its own expense, the Company shall make all filings and take all other actions as may be required by applicable laws and regulations to make the Tariffs and pro-rata reductions of Volume Commitments adopted or made by the Company under this Section 7.6(g) legally effective not later than the Effective Time. If the applicable State Regulators do not permit, in whole or in part, the adoption of such Tariffs by the Company or the maintenance of such Tariffs during the service terms described above in this Section 7.6(g), then from and after the Effective Time and through the date on which the Company would no longer have been required under this Section 7.6(g) to maintain the applicable Tariffs had such State Regulators permitted their adoption, the Company will provide service terms, rates and services equivalent to the Tariffs, including reductions in Volume Commitments, by means and methods acceptable to the applicable State Regulators.

        (h)   Effective no later than the Effective Time, Verizon shall cause Verizon New England to relinquish voluntarily any certificate of public good or any other equivalent franchise or authorization under Law, including prior Law, to provide ILEC regulated intrastate services, which it possesses in Maine, New Hampshire and Vermont and to have obtained the approvals of the applicable public utility commissions in Maine, New Hampshire, and Vermont for the revocation, termination or transfer to ILEC Spinco Subsidiary of such authorizations and franchises and for its abandonment and discontinuance of all ILEC regulated intrastate services subject to the jurisdiction of such commissions. Promptly after the Effective Time, but in no event later than 30 days thereafter, Verizon New England shall file to withdraw its intrastate tariffs or schedules of rates, terms and conditions for ILEC regulated intrastate services.

        7.7    Employee Matters.    Throughout the internal restructurings and merger taken in contemplation of this Agreement, including the Internal Spinoffs and Internal Restructurings, the Contribution, Distribution, and the Merger, the Spinco Employees shall maintain uninterrupted continuity of employment, compensation and benefits, and, also for union-represented employees, uninterrupted continuity of representation for purposes of collective bargaining and uninterrupted continuity of coverage under their collective bargaining agreements, in each case as contemplated by and described in the Employee Matters Agreement.

        7.8    Certain Third Party Consents.

        (a)   Verizon and Spinco shall use commercially reasonable efforts to identify and obtain prior to the Closing any material Verizon Third Party Consents necessary to be obtained to authorize, approve or permit the consummation of the transactions contemplated by the Distribution Agreement or this Agreement. If such Verizon Third Party Consents have not been obtained prior to the Closing, Verizon and the Surviving Corporation shall use commercially reasonable efforts thereafter to obtain such Verizon Third Party Consents for a period of six months following the Closing; provided, however, that Verizon and the Company (or, for periods following the Closing, the Surviving Corporation) shall not be required to pay more than $1,000,000 in the aggregate to obtain all Verizon Third Party Consents sought pursuant to this Section 7.8(a) (inclusive of any amounts paid in respect of Verizon IP Consents as provided in Section 7.8(b) and any costs associated with the separation of any Blended Customer Contract as provided in Section 7.8(e)) with any such payment borne 60% by Verizon and 40% by the Company (on a dollar for dollar basis), provided that such limitation shall not apply to any filing, recordation or similar fees payable to any Governmental Authority, which filing, recordation or similar fees shall be paid by the Company or the Surviving Corporation.

        (b)   Promptly following the date hereof and, if the Closing occurs, for a period of six months following the Closing Date, Verizon shall use, and shall cause its Affiliates to use, commercially reasonable efforts, in cooperation with the Surviving Corporation, to identify and thereafter obtain Verizon IP Consents. The parties shall bear the costs of obtaining any Verizon IP Consent (collectively, the "Verizon IP Consent Costs") as provided in Section 7.8(b) of the Verizon Disclosure Letter. For the avoidance of doubt, (i) Verizon IP Consents shall include any authorization, approval, consent, waiver or replacement license of a third Person required to permit the Company and the Subsidiaries, as applicable, to retain rights to any material Network Element Software that is made available to one or more Contributing Companies pursuant to an Excluded Contract and (ii) except to the extent provided otherwise in Section 7.8(b) of the Verizon Disclosure Letter, Verizon IP Consent Costs shall not include the costs attributable to obtaining for the benefit of Surviving Corporation or its Subsidiaries any upgrade or maintenance, support or other service used or useful in the operation of material Network Element Software following the Closing.

        (c)   Notwithstanding anything to the contrary contained herein, but subject to the obligations set forth in this Section 7.8(c), to the extent any Verizon Third Party Consent or Verizon IP Consent is required in connection with the consummation of the transactions contemplated by the Distribution Agreement or this Agreement and such Verizon Third Party Consent or Verizon IP Consent is not

received prior to the Closing, then, (i) if applicable, the Contract that is the subject of such Verizon Third Party Consent shall not be assigned in the Contribution or (ii) if applicable, to the extent any such Contract requiring a Verizon Third Party Consent may only be enjoyed by an Affiliate of Verizon, such Contract shall be transferred to another Affiliate of Verizon, and Verizon agrees to use commercially reasonable efforts to make the benefits of any such Contract available to the Surviving Corporation and its Subsidiaries for a period of one year following the Closing Date, subject to (x) the assumption of all obligations in respect of such Contract by the Surviving Corporation and the Subsidiaries, (y) the limitations on required payments set forth in Sections 7.8(a) and 7.8(b) and (z) Section 7.8(f).

        (d)   Verizon shall use its commercially reasonable efforts to deliver to the Company within 60 days of the date hereof (i) a list of all third parties who are counterparties to an Excluded Contract and which Verizon reasonably believes were paid an aggregate of $100,000 or more in calendar year 2006 by Verizon or its Subsidiaries as indicated in the accounts payable system of Verizon in respect of such Contract and (ii) to the extent not prohibited pursuant to confidentiality obligations contained in any such Contract, either (a) a copy of such Contract (if such Contract is in writing) or (b) a description of the products/services which are the subject of the Contract.

        (e)   With respect to Blended Customer Contracts, Verizon and the Company will use commercially reasonable efforts to obtain prior to the Closing or, if not obtained, will use commercially reasonable efforts for 180 days following the Closing to obtain from the counterparty to each Blended Customer Contract any needed consent to separate the portion of such Contract that relates to the goods or services purchased from or supplied to the Spinco Business under such Blended Customer Contract, it being agreed that Verizon shall not be required to grant any consideration to any counterparty to such a Blended Customer Contract except to the extent of any consent costs that are included in the amounts for which Verizon is responsible pursuant to Section 7.8(a). The Contract constituting the separated portion of any Blended Customer Contract that relates to the Spinco Business as described in the preceding sentence shall be assumed by and become the responsibility of Spinco (or the Surviving Corporation to the extent it is separated following the Closing).

        (f)    In the event any customer Contract that would have been assigned in the Contribution as a Spinco Asset but for the failure to obtain a Verizon Third Party Consent is not assigned or any Blended Customer Contract that would have been assumed in part by Spinco pursuant to Section 7.8(e) but for the failure of the counterparty to consent to such assumption is not assumed, then (i) to the extent such Contract involves the provision to the customer thereunder of ILEC services that are a part of the Spinco Business, Verizon shall use the Surviving Corporation and its Subsidiaries succeeding to the Spinco Business to provide such services to such customer subject to the rights, if any, of such customer under such Contract to consent thereto and (ii) to the extent such Contract involves the provision to the customer thereunder of non-ILEC services, Verizon shall continue to provide such services to such customer in accordance with such Contract. With respect to ILEC services delivered by the Surviving Corporation and its Subsidiaries in respect of such Contracts, Verizon shall either (A) remit to the Surviving Corporation amounts received from the applicable customers in accordance with the applicable Tariff (which the Surviving Corporation shall have mirrored in accordance with Section 7.6(g)) or, if applicable, in accordance with the last sentence of Section 7.6(g), in each case including as to payment terms or (B) make payment to the Surviving Corporation in accordance with the terms of the applicable Transferred Affiliate Arrangement, including as to payment terms. With respect to non-ILEC services and ILEC services delivered by Verizon or its Subsidiaries under such Contracts without the assistance of the Surviving Corporation or its Subsidiaries, Verizon shall remit to the Surviving Corporation its net amounts received (after payment of third party costs and any applicable taxes) in respect of the delivery of such services to such customers, which payment shall be made by Verizon promptly after its receipt of such revenues and in any event no later than 45 days thereafter. The provisions of this Section 7.8(f) shall exclusively govern the circumstances described in the first sentence hereof, notwithstanding any other provision of this Agreement or the Distribution Agreement.

        (g)   Verizon will use its commercially reasonable efforts to identify to the Company prior to the Closing any Verizon Guarantees (as defined in the Distribution Agreement) and any Spinco Guarantees (as defined in the Distribution Agreement).

        7.9    Tax Matters.

        (a)    IRS Rulings.

          (i)    As soon as reasonably practicable after the date of this Agreement, Verizon and the Company, as to matters germane to the Merger, shall submit to the IRS a request (the "Ruling Request") for (A) the IRS Ruling, and (B) any other ruling in connection with the Contribution, the Distribution or the Merger that Verizon, in consultation with the Company, deems to be appropriate. The initial Ruling Request and any supplemental materials submitted to the IRS relating thereto (each, an "IRS Submission") shall be prepared by Verizon. Verizon shall provide the Company with a reasonable opportunity to review and comment on each IRS Submission prior to the filing of such IRS Submission with the IRS as provided in Section 10.01 of the Tax Sharing Agreement; provided that Verizon may redact from any IRS Submission any information ("Redactable Information") that (A) Verizon, in its good faith judgment, considers to be confidential and not germane to the Company's or Spinco's obligations under this Agreement or any of the other Transaction Agreements, and (B) is not a part of any other publicly available information, including any non-confidential filing.

          (ii)   Verizon shall provide the Company with copies of each IRS Submission as filed with the IRS promptly following the filing thereof; provided that Verizon may redact any Redactable Information from the IRS Submission. Each of Verizon, Spinco and the Company agrees to use its commercially reasonable efforts to obtain the IRS Ruling and the other rulings set forth in the Ruling Request, including providing such appropriate information and representations as the IRS shall require in connection with the Ruling Request and any IRS Submissions. Solely for the avoidance of doubt, nothing in this Section 7.9(a)(ii) shall provide grounds for Verizon, Spinco or the Company to alter any obligation or limitation imposed upon it under this Agreement.

        (b)    Distribution Tax Opinion.    Each of Verizon, Spinco and the Company agrees to use its commercially reasonable efforts to obtain the Distribution Tax Opinion. The Distribution Tax Opinion shall be based upon the IRS Ruling, any other rulings issued by the IRS in connection with the Ruling Request, and customary representations and covenants, including those contained in certificates of Verizon, Spinco, the Company and others, reasonably satisfactory in form and substance to Verizon Tax Counsel (such representations and covenants, the "Distribution Tax Representations"). Each of Verizon, Spinco and the Company shall deliver to Verizon Tax Counsel, for purposes of the Distribution Tax Opinion, the Distribution Tax Representations.

        (c)    Merger Tax Opinions.    Verizon and Spinco, on the one hand, and the Company, on the other hand, shall cooperate with each other in obtaining, and shall use their respective commercially reasonable efforts to obtain, a written opinion of their respective tax counsel, Paul, Hastings, Janofsky & Walker LLP, in the case of the Company ("Company Tax Counsel"), and Verizon Tax Counsel, in the case of Verizon and Spinco, in form and substance reasonably satisfactory to the Company and Verizon, respectively (each such opinion, a "Merger Tax Opinion"), dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. Each of the Company, Verizon and Spinco shall deliver to Company Tax Counsel and Verizon Tax Counsel for purposes of the Merger Tax Opinions customary representations and covenants, including those contained in certificates of the Company, Verizon, Spinco and others, reasonably satisfactory in form and substance to Company Tax Counsel and Verizon Tax Counsel.

        (d)   Prior to the Effective Time, each of Verizon, Spinco and the Company agrees to use its reasonable best efforts to cause the Tax-Free Status of the Transactions.

        7.10    Access to Information.    Upon reasonable notice, each of Verizon, Spinco and the Company shall, subject to applicable Law, afford to each other and to each other's respective officers, employees, accountants, counsel and other authorized representatives, reasonable access during normal business hours, from the date hereof through to the date which is the earlier of the Effective Time or the date on which this Agreement is terminated pursuant to Section 9.1, to its and its Subsidiaries' officers, employees, accountants, consultants, representatives, plants, properties, Contracts (other than Excluded Contracts), commitments, books, records (including Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities laws, and shall use all commercially reasonable efforts to cause its respective representatives to furnish promptly to the others such additional financial and operating data and other information in its possession, as to its and its Subsidiaries' respective businesses and properties as the others or their respective duly authorized representatives, as the case may be, may reasonably request, it being understood that in no event will any party be required to provide access to its accountants' work papers and, in the case of Spinco and Verizon, the foregoing obligations will be limited to information regarding the Spinco Business. The parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder and hereunder.

        7.11    No Solicitation by the Company.

        (a)   Except as set forth in Sections 7.11(b) through (d) hereof, the Company agrees that, following the date of this Agreement and prior to the earlier of the Effective Time or the date on which this Agreement is terminated pusuant to Section 9.1, neither it nor any Company Subsidiary shall, and that it shall use reasonable best efforts to cause its and each of the Company Subsidiary's officers, directors, employees, advisors and agents not to, directly or indirectly, (i) knowingly solicit, initiate or encourage any inquiry or proposal that constitutes or could reasonably be expected to lead to a Company Acquisition Proposal, (ii) provide any non-public information or data to any Person relating to or in connection with a Company Acquisition Proposal, engage in any discussions or negotiations concerning a Company Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement a Company Acquisition Proposal, (iii) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any Company Acquisition Proposal, or (iv) approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any Company Acquisition Proposal. Without limiting the foregoing, any violation of the restrictions set forth in the preceding sentence by any of the Company Subsidiaries or any of the Company's or the Company Subsidiaries' officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by the Company or the Company Subsidiaries) shall be a breach of this Section 7.11(a) by the Company. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Company Acquisition Proposal (except with respect to the transactions contemplated by this Agreement).

        (b)   Nothing contained in this Agreement shall prevent the Company or the Company's Board of Directors from, prior to the adoption of this Agreement by the holders of Company Common Stock, engaging in any discussions or negotiations with, or providing any non-public information to, any Person, if and only to the extent that (i) the Company receives from such Person an unsolicited bona fide Company Superior Proposal or a Company Acquisition Proposal that the Company's Board of Directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation) would reasonably be expected to lead to a Company Superior Proposal, (ii) the Company's

Board of Directors determines in good faith (after consultation with its legal advisors) that its failure to do so would reasonably be expected to result in a breach of the Board of Directors' fiduciary duties under applicable Law, (iii) prior to providing any information or data to any Person in connection with a proposal by any such Person, (A) the Company's Board of Directors receives from such Person an executed confidentiality agreement no less restrictive than the Confidentiality Agreement and (B) such information has been provided to Verizon (or is provided to Verizon at the same time it is provided to such Person, to the extent not previously provided or made available to Verizon) and (iv) prior to providing any non-public information or data to any Person or entering into discussions or negotiations with any Person, the Company's Board of Directors notifies Verizon promptly of any such inquiry, proposal or offer received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or any of their officers, directors, employees, advisors and agents indicating, in connection with such notice, the material terms and conditions of the Company Acquisition Proposal and the identity of the Person making such Company Acquisition Proposal. The Company agrees that it shall keep Verizon reasonably informed, on a reasonably prompt basis, of the status and material terms of any such proposals or offers, any changes thereto, and the status of any such discussions or negotiations and will notify Verizon promptly of any determination by the Company's Board of Directors that a Company Superior Proposal has been made. For purposes of this Agreement, a "Company Superior Proposal" means any proposal or offer made by a third party to acquire, directly or indirectly, by merger, consolidation or otherwise, for consideration consisting of cash and/or securities, at least a majority of the shares of the Company Common Stock then outstanding or all or substantially all of the assets of the Company and the Company Subsidiaries and otherwise on terms which the Board of Directors of the Company (after consultation with its legal and financial advisors) determines in its good faith judgment to be more favorable to the Company's stockholders than the Merger (taking into account all of the terms and conditions of such proposal and of this Agreement as well as any other factors deemed relevant by the Board of Directors of the Company) and reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

        (c)   Prior to the adoption of this Agreement by the holders of Company Common Stock, the Board of Directors of the Company may, if it concludes in good faith (after consultation with its legal advisors) that failure to do so would result in a breach of its fiduciary duties under applicable Law, withdraw or modify its recommendation of the Merger, but only at a time that is after the third Business Day following Verizon's receipt of written notice from the Company advising Verizon of its intention to do so. Notwithstanding any withdrawal or modification of recommendation pursuant to this Section 7.11(c), Verizon shall have the option, exercisable within five Business Days after such withdrawal or modification, to cause the Board of Directors to submit this Agreement to the stockholders of the Company for the purpose of adopting this Agreement.

        (d)   Nothing in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company stockholders if, in the good faith judgment of the Board of Directors of the Company (after consultation with its legal advisors), it is required to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable Law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall approve or recommend, or propose publicly to approve or recommend, a Company Acquisition Proposal unless the Company has first terminated this Agreement pursuant to Section 9.1(h) hereof and has otherwise complied with the provisions thereof.

        7.12    Director and Officer Matters.

        (a)   From and after the date hereof, the Company, the Surviving Corporation and their respective Subsidiaries shall provide such cooperation and assistance as Verizon may reasonably request to enable, if Verizon so chooses, Verizon or a Subsidiary thereof to maintain following the Closing, at Verizon's expense, directors' and officers' liability insurance policies and fiduciary liability insurance policies covering each person who is, or has been at any time prior to the Effective Time, an officer or director of Verizon or a Contributing Company and each person who served at the request of a Contributing Company as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, including any person serving in such capacity with respect to Spinco or a Spinco Subsidiary (the "Identified Persons").

        (b)   Effective as of the Effective Time, the Surviving Corporation, on behalf of itself, its Subsidiaries and their respective successors and assigns, and for all parties claiming by, through or under them (the "Surviving Corporation Releasors"), hereby irrevocably release, remise and forever discharge each of the Identified Persons, and each of their respective estates and heirs, of and from any and all claims, whether presently known or unknown, which any Surviving Corporation Releasor has or may have of any kind arising out of or pertaining to acts or omissions, or alleged acts or omissions, by the Identified Persons in the capacities specified in Section 7.12(a) prior to the Closing.

        (c)   In the event of any claim, action, suit, arbitration, proceeding or investigation ("Action") arising out of or pertaining to acts or omissions, or alleged acts or omissions, by the Identified Persons in the capacities specified in Section 7.12(a) prior to the Closing, from and after the Effective Time the Surviving Corporation and its Subsidiaries shall provide reasonable cooperation, at Verizon's expense, in defense of any such Action.

        7.13    Rule 145 Affiliates.    Spinco shall, at least 10 days prior to the Effective Time, cause to be delivered to the Company a list, reviewed by its counsel, identifying any persons who will be, in its reasonable judgment, at the Effective Time, "affiliates" of Spinco for purposes of Rule 145 promulgated by the SEC under the Securities Act (each, a "Rule 145 Affiliate"). Spinco shall furnish such information and documents as the Company may reasonably request for the purpose of reviewing such list. Spinco shall use all commercially reasonable efforts to cause each person who is identified as a Rule 145 Affiliate in the list furnished pursuant to this Section 7.13 to execute a written agreement (each, a "Rule 145 Affiliate Agreement"), substantially in the form of Exhibit A to this Agreement, at or prior to the Effective Time.

        7.14    Public Announcements.    Verizon and the Company shall consult with each other and shall mutually agree upon any press release or public announcement relating to the transactions contemplated by this Agreement and neither of them shall issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or automated inter-dealer quotation system, in which case the party proposing to issue such press release or make such public announcement shall use all commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.

        7.15    Notification.

        (a)   Verizon shall give notice to the Company, and the Company shall give notice to Verizon, of any occurrence or non-occurrence of any fact or event that would reasonably be expected to cause the failure of Verizon or its Affiliates or the Company or its Affiliates, as the case may be, to comply with or satisfy, in any material respect, any closing condition pursuant to Article VIII.

        (b)   Each of the parties hereto shall keep the others informed on a timely basis as to (i) the status of the transactions contemplated by the Transaction Agreements and the obtaining of all necessary and appropriate exemptions, rulings, consents, authorizations and waivers related thereto and (ii) the status of any other material regulatory proceeding, pending as of the date hereof or arising prior to the Effective Time, affecting the Spinco Business or the business of the Company and its Subsidiaries, as applicable, including making available to the other parties copies of all material communications with State Regulators in connection with any such proceeding.

        7.16    Real Property Matters.    Promptly after the execution of this Agreement:

          (i)    the parties will negotiate in good faith a mutually acceptable arrangement allowing Verizon and its Affiliates to occupy and use following the Closing the property located at 875 Holt Avenue, Manchester, New Hampshire in substantially the same manner insofar as practicable as such property is occupied and used by them (other than in connection with the Spinco Business) during the 12 month period prior the Closing Date;

          (ii)   the parties will negotiate in good faith a mutually acceptable lease arrangement allowing Verizon and/or its Affiliates to continue to occupy and use a portion of the property located at 770 Elm Street, Manchester, New Hampshire (the "NH Premises") pursuant to a gross lease arrangement (the "NH Lease") whereby Verizon and/or its Affiliate(s) shall (A) occupy the entire first floor of the NH Premises (to the extent consistent with its or their current occupancy), (B) be permitted to remain at the NH Premises for an initial term of five years from the date of execution of the NH Lease, (C) pay a market rental rate to be agreed upon by the parties, (D) have two consecutive five-year options to extend the initial term and (E) contain such other terms as the parties may reasonably agree, and in connection therewith shall consider in good faith the form of lease agreement proposed by Verizon to the Company prior to the date hereof; and

          (iii)  the parties will negotiate in good faith a mutually acceptable lease arrangement allowing Verizon and/or its Affiliates to continue to occupy and use a portion of the property located at 59 Park Street, Bangor, Maine (the "ME Premises") pursuant to a gross lease arrangement (the "ME Lease") whereby Verizon and/or its Affiliate(s) shall (A) occupy the entire fourth floor of the ME Premises (to the extent consistent with its or their current occupancy), (B) be permitted to remain at the ME Premises for an initial term of five years from the date of execution of the ME Lease, (C) pay a market rental rate to be agreed upon by the parties, (D) have two consecutive five-year options to extend the initial term and (E) contain such other terms as the parties may reasonably agree, and in connection therewith shall consider in good faith the form of lease agreement proposed by Verizon to the Company prior to the date hereof.

        7.17    Control of Other Party's Business.    Nothing contained in this Agreement shall give Verizon or Spinco, directly or indirectly, the right to control or direct the Company's operations prior to the Effective Time. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of the business of Spinco and the Spinco Subsidiaries prior to the Effective Time. Prior to the Effective Time, Verizon and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

        7.18    Financial Statements and Related Information.

        (a)   Verizon will deliver to the Company at Verizon's expense, as soon as practicable, and in any event no later than 90 days after the end of the 2006 fiscal year, audited Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the states of Maine, New Hampshire and Vermont (including Internet access, long distance and customer premises equipment services provided to customers in those states) for such fiscal year (collectively, such combined financial statements, together with the notes thereto, the "2006 Financial Statements"), which will comply with the reporting requirements of the SEC under Regulation S-X promulgated under the Exchange Act (either initially or as amended in response to any SEC comment), together with an unqualified opinion of Verizon's independent accounting firm, Ernst & Young LLP, it being agreed that the cost of such audit shall be borne by Verizon. The 2006 Financial Statements will be prepared in accordance with GAAP and Regulation S-X promulgated under the Exchange Act applied on a consistent basis throughout the period involved using the same accounting principles, practices, methodologies and policies used in preparing the Audited Financial Statements (except as may otherwise be required by GAAP or as may be expressly disclosed therein) and present fairly, in all material respects, the financial position and operating results of the Spinco Business as of the dates and for the periods indicated therein.

        (b)   Beginning with the calendar quarter ending on March 31, 2007, Verizon will deliver to the Company, promptly upon their being prepared (and in any event no later than 60 days after the end of each calendar quarter), unaudited Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the states of Maine, New Hampshire and Vermont (including Internet access, long distance and customer premises equipment services provided to customers in those states) (the "Quarterly Financial Statements"). Such balance sheet and statements of income and cash flows shall be prepared from the books and records of Verizon and the Contributing Companies (to the extent relating to the Spinco Business) in accordance with GAAP applied on a consistent basis throughout the periods involved using the same accounting principles, practices, methodologies and policies used in preparing the Spinco Financial Statements (except as may otherwise be required under GAAP) and present fairly, in all material respects, the financial position and operating results of the Spinco Business as of the dates and for the periods indicated therein.

        (c)   On or prior to such date as the Quarterly Financial Statements are required to be delivered by Verizon to the Company, Verizon shall deliver to the Company, in writing, a calculation of Spinco Adjusted EBITDA as of the end of such quarter, together with a certificate of an authorized representative of Verizon stating that such calculation is an accurate calculation made in accordance with the definition of "Spinco Adjusted EBITDA" provided herein.

        (d)   No later than three Business Days following the filing of any quarterly report on Form 10-Q in respect of a fiscal quarter, the Company shall deliver to Verizon, in writing, a calculation of Company Adjusted EBITDA as of the end of such quarter, together with a certificate of an authorized representative of the Company stating that such calculation is an accurate calculation made in accordance with the definition of "Company Adjusted EBITDA" provided herein.

        7.19    Directors of the Surviving Corporation.    The Company, Verizon and Spinco shall take all action reasonably necessary to cause the Board of Directors of the Company immediately prior to the Effective Time to consist of nine members, (i) six of whom shall be designated by Verizon and (ii) three of whom will be designated by the Company, which directors shall be evenly distributed among the Company's three classes of directors and shall be the Board of Directors of the Surviving Corporation. One of the Company's designees shall serve as chairman of the board. Within 75 days following the date of this Agreement, Verizon shall give the Company written notice setting forth its designees to the Surviving Corporation's Board of Directors and such information with respect to each of its designees as is required to be disclosed in the Proxy Statement/Prospectus or the proxy statement for such annual meeting. Promptly after Verizon gives such notice to the Company, and in any event within 10 days thereafter, the Company shall notify Verizon of its designees to the Surviving Corporation's Board of Directors. Two of the Verizon designees shall be persons prepared to commence service as directors of the Company from and after the date that the Requisite Approval of the Company's stockholders is obtained, and to continue to serve in such capacity after the Effective Time, it being the understanding of the parties that two of the Company's current directors will resign at or prior to the date of the Company Stockholders Meeting and will be replaced by such Verizon designees at or after the date of the Company Stockholders Meeting upon reasonable prior notice by the Company to Verizon. The designees of each of Verizon and the Company will be equally distributed among the classes of the Board of Directors of the Surviving Corporation, as each of Verizon and the Company shall specify. Without limiting the foregoing and prior to the Effective Time, the Company shall take all actions necessary to obtain the resignations of all members of its Board of Directors who will not be directors of the Surviving Corporation and for the Board of Directors of the Company to fill such vacancies with the new directors contemplated by this Section 7.19. None of Verizon's director nominees under this Section 7.19 will be employees of Verizon, its Affiliates or Cellco Partnership or any of its Subsidiaries.

        7.20    Financing.

        (a)   Verizon shall have the right to designate, in consultation with the Company, the final form of the Spinco Securities and related agreements (including registration rights arrangements and indenture) embodying the terms set forth in Exhibit C of the Distribution Agreement and to prepare the documents related thereto, provided that (i) the Company shall have the right and obligation, in consultation with Verizon, to negotiate and approve covenants that are generally consistent with then current market practice for 144A debt offerings and economic terms of the Spinco Securities and related agreements (including registration rights arrangements and indenture) that are not specified on Exhibit C of the Distribution Agreement as long as such covenants and economic terms are consistent with Exhibit C of the Distribution Agreement and shall allow the Spinco Securities to be valued at par upon issuance (including, for the avoidance of doubt, for purposes of the Debt Exchange if Verizon elects to consummate such Debt Exchange at the time of Closing) and allow for the timely consummation of the Debt Exchange (if elected by Verizon) and (ii) any other material terms of the Spinco Securities and related agreements that are not addressed by clause (i) of this Section 7.20(a) or on Exhibit C of the Distribution Agreement shall be subject to the joint approval of the parties, acting reasonably. For the avoidance of doubt, if Verizon elects to consummate the Debt Exchange, it shall have the sole right to structure the arrangements relating thereto with underwriters, arrangers and other third parties relating to the Debt Exchange; provided that Verizon shall keep the Company reasonably updated regarding such arrangements.

        (b)   Each of Verizon, Spinco and the Company shall cooperate in connection with the preparation of all documents and the making of all filings required in connection with the New Financing, the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange) and shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate the New Financing, the issuance of the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange) and the other transactions contemplated in connection therewith. Without limiting the generality of the foregoing, each of Verizon, Spinco and the Company shall use their respective commercially reasonable efforts to cause their respective employees, accountants, counsel and other representatives to cooperate with each other in (i) participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, "road shows" and sessions with rating agencies in connection with the syndication or marketing of the New Financing, the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), (ii) preparing offering memoranda, private placement memoranda, prospectuses and similar documents deemed reasonably necessary by Verizon, Spinco or the Company, to be used in connection with consummating the New Financing, the issuance of the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), (iii) executing and delivering all documents and instruments deemed reasonably necessary by Verizon, Spinco or the Company to consummate the New Financing, the issuance of the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), including any underwriting or placement agreements, pledge and security documents, other definitive financing documents, including any intercreditor or indemnity agreements, or other requested certificates or documents as may be reasonably requested in connection with the New Financing, the Spinco Securities or the Debt Exchange (if Verizon elects to consummate the Debt Exchange), provided, however, that (A) no such agreements or documents shall impose any monetary obligation or liability on Spinco or the Company prior to the Effective Time and (B) Verizon shall not be obligated to incur any obligations in connection with the New Financing (other than the obligation to pay Spinco Debt Expenses as provided in the Distribution Agreement and the non-monetary cooperation obligations set forth above in this Section 7.20(b)), (iv) disclosing the terms and conditions of the New Financing, the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), as reasonably appropriate, in the Registration Statements, and (v) taking all other actions reasonably necessary in connection with the New Financing, including any such actions required to permit the assumption by the Surviving Corporation of the debt that is part of the New Financing and the Spinco Securities at the Effective Time. The obligations of Verizon, Spinco and the Company under this Section 7.20(b) with respect to the New Financing shall also apply to any Alternative Financing (as defined below).

        (c)   No party shall modify any term of the Commitment Letter (or any related fee agreement) without the consent of the Company and Verizon. Spinco and the Company, acting reasonably, shall jointly participate in the negotiation of the definitive agreements relating to the New Financing, consistent with the terms and conditions of the Commitment Letter. If for any reason any portion of the New Financing becomes unavailable or is insufficient to consummate the transactions contemplated by the Transaction Documents, the Company shall, as promptly as practicable following such event, take all actions necessary to obtain, in consultation with Verizon, and consummate on such terms as may then be available, including from alternate sources, alternative financing for the same purposes as the purposes of the New Financing ("Alternative Financing"). Any commitment fees associated with any Alternative Financing shall be borne by the Company. Verizon shall cooperate with the Company's efforts to seek to obtain the Alternative Financing but shall not be obligated to incur any obligations in connection with the Alternative Financing (other than the obligation to pay Spinco Debt Expenses as provided in the Distribution Agreement and the non-monetary cooperation obligations set forth Section 7.20(b)).

        (d)   The Company shall take all actions necessary to satisfy all conditions to the New Financing (or, if applicable, the Alternative Financing) that are within its control, including arranging for the payoff, termination and/or cancellation of all loan documents in respect of indebtedness of the Company that is contemplated by any commitment letter associated with the New Financing or any Alternative Financing to be repaid at the Closing with the proceeds from the New Financing or any Alternative Financing.

        (e)   The Company, if it does not enter into the amendment to the Company Credit Agreement contemplated by the Backstop Facility Commitment and thereby obtain the consent disclosed in Section 6.3(c) of the Company Disclosure Letter, shall enter into the documentation for, and draw on the facility contemplated by, the Backstop Facility Commitment prior to the expiration of the Backstop Facility Commitment (including any extension thereof that may be entered into with the consent of Verizon, not to be unreasonably withheld, delayed or conditioned), such draw to be in an amount sufficient to refinance in full the Company Credit Agreement and pay all related fees.

        7.21    Accountants.

        (a)   In connection with the information regarding the Spinco Business or the transactions contemplated by this Agreement provided by Spinco specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus and the Registration Statements, Verizon shall use all commercially reasonable efforts to cause to be delivered to the Company letters of Ernst & Young LLP, dated the date on which each of the Registration Statements shall become effective and dated the Closing Date, and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statements.

        (b)   The Company shall use all commercially reasonable efforts to cause KPMG LLP, the independent auditors of the Company, to provide any unqualified opinions, consents or customary comfort letters with respect to the financial statements of the Company needed in connection with the New Financing, the Spinco Registration Statement and/or the Debt Exchange (if Verizon elects to consummate the Debt Exchange). The Company agrees to allow Verizon's accounting representatives the opportunity to review any such financial statements required in connection therewith and to allow such representatives reasonable access to the Company and the Company Subsidiaries and supporting documentation with respect to the preparation of such financial statements; provided that such access shall not include any right to review the working papers of the independent auditors of the Company and the Company Subsidiaries.

        (c)   In connection with the information regarding the Company or the Company Subsidiaries or the transactions contemplated by this Agreement provided by the Company specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus and the Registration Statements, the Company shall use all commercially reasonable efforts to cause to be delivered to Spinco letters of KPMG LLP, dated the date on which each of the Registration Statements shall become effective and dated the Closing Date, and addressed to Verizon and Spinco, in form and substance reasonably satisfactory to Verizon and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statements.

        (d)   Verizon shall use all commercially reasonable efforts to cause Ernst & Young LLP, the independent auditors of Spinco, to provide any unqualified opinions, consents or customary comfort letters with respect to the financial statements regarding the Spinco Business needed in connection with the New Financing, the Proxy Statement/Prospectus, the Company Registration Statement and/or the Debt Exchange (if Verizon elects to consummate the Debt Exchange). Verizon agrees to allow the Company's accounting representatives the opportunity to review any such financial statements required in connection therewith and to allow such representatives reasonable access to records of the Contributing Companies and supporting documentation with respect to the preparation of such financial statements; provided, that such access shall not include any right to review the working papers of the independent auditors of Verizon and its Subsidiaries.

        7.22    Disclosure Controls.    Each of Verizon and the Company shall use its commercially reasonable efforts to enable the Company to implement such programs and take such steps as are reasonably necessary to (i) develop a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to ensure that after the Effective Time material information relating to the Surviving Corporation is timely made known to the management of the Surviving Corporation by others within those entities, (ii) cooperate reasonably with each other in preparing for the transition and integration of the financial reporting systems of Spinco and the Spinco Subsidiaries with the Company's financial reporting systems following the Effective Time and (iii) otherwise enable the Surviving Corporation to maintain compliance with the provisions of Section 404 of the Sarbanes-Oxley Act.

        7.23    Listing.    As promptly as reasonably practicable following the date hereof and at least 30 days prior to the date that any party reasonably expects all of the required regulatory approvals to have been obtained, the Company shall make application to the NYSE for the listing of the shares of Company Common Stock to be issued pursuant to the transactions contemplated by this Agreement and use all reasonable best efforts to cause such shares to be Approved for Listing.

        7.24    Required Spinco Business Capital Expenditures.    Verizon and the Verizon Subsidiaries shall (i) during the year ended December 31, 2007, incur expenses for capital improvements in respect of the Spinco Business (accounted for consistently with the Audited Financial Statements) in an amount not less than $137,500,000 (pro rated for any portion of such year that precedes the Effective Time) and (ii) during the year ended December 31, 2008, incur expenses for capital improvements in respect of the Spinco Business (accounted for consistently with the Audited Financial Statements) in an amount not less than $11,000,000 per month; provided, that any such expenses incurred in 2007 to the extent such expenses exceed $137,500,000 will be credited against such expenses that Verizon and the Verizon Subsidiaries would otherwise be obligated to incur in 2008 pursuant to this Section 7.24.

        7.25    Reseller Agreement.    Verizon shall use commercially reasonable efforts to cause Verizon Wireless to enter into a reseller agreement with the Company at the Effective Time on the terms and conditions described in Section 5.23; provided that the Company's "Application for Reseller Status" has at such time been approved by Verizon Wireless in accordance with its standard practices and there has been no material change in the information set forth in such application from the time of its submission through the Effective Time.

        7.26    Purchasing Arrangement.

        (a)   On any single occasion within 30 days of the date on which the parties reasonably anticipate the Closing to occur, the Company may request that Verizon cause its Subsidiaries to purchase equipment, inventory or spare parts of the type typically purchased by them for use in the conduct of the Spinco Business pursuant to Contracts between Verizon or its Subsidiaries and third party vendors ("Supplies") other than (i) any third-party intellectual property including software and (ii) any Network Element for which the Company has not obtained the written consent of the applicable third party to use Network Element Software. Any such request by the Company shall be made in writing and shall identify the types and quantities of Supplies the Company desires that Verizon cause to be purchased. Promptly thereafter, and after consultation with the relevant third party vendors where Verizon deems it appropriate, Verizon shall inform the Company of the anticipated cost of such purchase. The price to be paid by the Company for any given item of the Supplies shall be the greater of the average price paid by Verizon and its Subsidiaries to such vendor for such item in the preceding 12 month period and the price then payable by Verizon and its Subsidiaries for such item.

        (b)   The Company shall submit to Verizon a single purchase order for the actual amount of such Supplies that it desires be purchased at such price or prices and shall provide Verizon with a letter of credit (which may be replaced at any time by a new letter of credit) securing the full amount of such purchases (the "Purchase Letter of Credit"). Promptly after the Company submits its purchase order for Supplies to Verizon, Verizon shall submit a purchase order or orders for such Supplies to its applicable vendor or vendors (unless any such purchase order cannot be submitted in accordance with the terms of the applicable Contract with such vendor). Verizon shall provide to the Company a copy of all invoices received from the applicable vendor or vendors in respect of the purchase of the Supplies promptly after Verizon's receipt of such invoices. Within three Business Days following delivery by Verizon to the Company of a copy of the invoice received from the applicable vendor or vendors in respect of the purchase of the Supplies, the Company shall pay to Verizon the full amount due in respect of such invoice by wire transfer of immediately available funds. If such payment is not timely made, the Purchase Letter of Credit shall permit Verizon to draw against it for the full purchase price of such Supplies. Upon the Company's payment in full to Verizon of the purchase price in respect of all invoices for any Supplies ordered by the Company hereunder, Verizon shall surrender the Purchase Letter of Credit to the Company.

        (c)   Verizon shall take delivery of the Supplies on behalf of the Company and shall notify the Company promptly after the delivery of such Supplies. The Company shall take delivery of, and remove from the facilities of Verizon and its Subsidiaries, any Supplies ordered by Verizon or its Subsidiaries on behalf of the Company promptly after the Effective Time, or after any earlier delivery of such Supplies at the Company's election. Verizon shall provide the Company with commercially reasonably access during regular business hours on reasonable prior notice for purposes of such removal. The Company shall promptly pay or reimburse Verizon for any costs arising out of damage caused by the Company's removal of any such Supplies. Verizon shall have no liability to the Company in respect of any casualty to or loss of such Supplies. Verizon shall store such Supplies under conditions that are substantially similar to those conditions under which Verizon and its Subsidiaries store similar Supplies ordered in the ordinary course of their business.

        (d)   Verizon shall use commercially reasonable best efforts to make any returns of Supplies that the Company may request, and shall promptly remit to the Company any refund received from a vendor in respect of such a return. Solely to the extent that the Company or its applicable Subsidiary is unable to bring such a claim on its own behalf, Verizon shall assist the Company by making any good faith warranty claims against a vendor in respect of such Supplies that the Company may request be brought and shall promptly remit to the Company the proceeds of any such claim. The Company shall pay or promptly reimburse any costs and expenses that Verizon and its Subsidiaries may incur in respect of its obligations under this Section 7.26(d).

        (e)   If this Agreement is terminated pursuant to Section 9.1, (i) the Company shall take delivery of and remove from the facilities of Verizon and its Subsidiaries in accordance with Section 7.26(c) any Supplies ordered by Verizon or its Subsidiaries on behalf of the Company promptly after such termination or, if such Supplies have not been delivered at the time of such termination, promptly after Verizon gives notice to the Company that such Supplies have been delivered, and (ii) if any such Supplies have not been so removed within 10 Business Days of the later of (A) the termination of this Agreement and (B) if such Supplies have not been delivered to Verizon or its Subsidiaries at the time of termination, Verizon's notice to the Company that such Supplies have been delivered, then such Supplies shall become the property of Verizon to be used or disposed of in its sole discretion.

        7.27    Joint Defense Arrangements.    Prior to the Closing, Verizon and the Company, each acting reasonably, shall negotiate the terms of a joint defense agreement that will set forth the procedures for defending and resolving any threatened or filed litigation that constitutes in part a Spinco Liability (as defined in the Distribution Agreement) and a Verizon Liability (as defined in the Distribution Agreement) on a basis that provides for the active involvement and cooperation of each of Verizon and the Surviving Corporation, it being understood that lead counsel defending such litigation shall be selected by Verizon (after reasonable consultation with the Company, if such counsel was not selected prior to the Effective Time) and that neither Verizon nor the Surviving Corporation shall have the authority to bind the other party in any settlement of such litigation without the written consent of such other party. The parties agree that such agreement shall incorporate an equitable procedure for limiting the liability of an indemnity party in the event a settlement offer is accepted by such party and rejected by the counterparty, taking into account the party which is most likely to suffer the greater amount of Losses (including for such purposes payments hereunder), and a more adverse settlement or resolution results.

ARTICLE VIII

CONDITIONS TO THE MERGER

        8.1    Conditions to the Obligations of Spinco, Verizon and the Company to Effect the Merger.    The respective obligations of each party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by Verizon and the Company) at or prior to the Effective Time of the following conditions:

          (a)   Each of the Internal Spinoffs, the Internal Restructuring, the Contribution, and the Distribution shall have been consummated, in each case, in accordance with the Distribution Agreement, the IRS Ruling (unless the parties agree in writing upon and implement an alternative structure for the transactions contemplated hereby that eliminates the need for an IRS Ruling as contemplated by Section 2.7 hereof) and the Distribution Tax Opinion; provided that this Section 8.1(a) shall not be a condition to the consummation of the Merger by any party whose failure to comply with its obligations and/or covenants set forth in this Agreement, the Tax Sharing Agreement or the Distribution Agreement gives rise to the failure of the Internal Spinoffs, the Internal Restructuring, the Contribution, or the Distribution to have been consummated.

          (b)   Any applicable waiting period under the HSR Act shall have expired or been terminated.

          (c)   (i) No regulatory proceeding before any State Regulator that is pending as of the date hereof or arises prior to the Effective Time, and affects either the Spinco Business or the business of the Company and its Subsidiaries, shall have been resolved by final order of the applicable regulator on terms that, and (ii) no condition shall have been imposed in connection with obtaining any Telecommunications Regulatory Consent that, would reasonably be expected, when taken together, to have a Material Adverse Effect on the Surviving Corporation (disregarding for such purposes any request or requirement of a Governmental Authority (A) to make capital expenditures substantially consistent with the amounts and general categories of expenditures set forth in (x) the Company's 2007 capital expenditure budget set forth in Section 7.1(g) of the Company Disclosure Letter for its existing operations in Maine, New Hampshire and Vermont or (y) Verizon's 2007 capital expenditure budget for the Spinco Business set forth in Section 7.2(f) of the Spinco Disclosure Letter or (B) to abide by any public statements made by the Company with respect to the anticipated types of services or service levels to be delivered by the Surviving Corporation) or Verizon (assuming for purposes of this Section 8.1(c) that the business, assets, properties and liabilities of Verizon were comparable in size to that of the Surviving Corporation). For purposes of this Section 8.1(c), any determination of whether any condition shall have been imposed in connection with obtaining any Telecommunications Regulatory Consent that would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation shall include consideration of the financial effect on the Surviving Corporation of any final order that may be issued denying the Company a waiver of Sections 61.41(b) and (c) of the FCC's rules, 47 C.F.R. 61.41(b), (c).

          (d)   All of the Telecommunications Regulatory Consents shall be final and in full force and effect.

          (e)   The Registration Statements shall have become effective in accordance with the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order; all necessary permits and authorizations under state securities or "blue sky" laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of Company Common Stock to be issued pursuant to the Merger shall have been obtained and shall be in effect; and such shares of Company Common Stock and such other shares required to be reserved for issuance pursuant to the Merger shall have been Approved for Listing.

          (f)    The Requisite Approval shall have been obtained, in accordance with applicable Law and the rules and regulations of the NYSE.

          (g)   No court of competent jurisdiction or other Governmental Authority shall have issued an Order that is still in effect restraining, enjoining or prohibiting the Contribution, the Distribution or the Merger.

          (h)   No action shall have been taken, and no statute, rule, regulation or executive order shall have been enacted, entered, promulgated or enforced by any Governmental Authority with respect to the Contribution, the Distribution and the Merger or the other transactions contemplated hereby or by the Distribution Agreement or by the Employee Matters Agreement that, individually or in the aggregate, would (i) restrain, enjoin or prohibit the consummation of the Internal Spinoffs, the Internal Restructuring, the Contribution, the Distribution or the Merger or the other transactions contemplated hereby or by the Distribution Agreement or (ii) impose any burdens, liabilities, restrictions or requirements thereon or on Verizon, Spinco or the Company with respect thereto that would reasonably be expected to have a Material Adverse Effect on Verizon (assuming for purposes of this Section that the business, assets, properties and liabilities of Verizon were comparable in size to that of the Surviving Corporation) or the Surviving Corporation following the Merger (collectively, a "Restraint"), and no Governmental Authority shall have instituted or threatened to institute and not withdrawn any proceeding seeking any such Restraint.

          (i)    The Company shall have consummated the New Financing or the Alternative Financing and the Spinco Securities shall have been issued.

          (j)    Unless the parties agree in writing upon and implement an alternative structure for the transactions contemplated hereby that eliminates the need for an IRS Ruling as contemplated by Section 2.7 hereof, Verizon and Spinco (and, to the extent applicable, the Company) shall have received the IRS Ruling in form and substance reasonably satisfactory to Verizon, Spinco and the Company, and such IRS Ruling shall continue to be valid and in full force and effect.

          (k)   The Company shall have received a Merger Tax Opinion from Company Tax Counsel, in form and substance reasonably satisfactory to the Company, and Verizon shall have received a Merger Tax Opinion and a Distribution Tax Opinion from Verizon Tax Counsel, in form and substance reasonably satisfactory to Verizon.

          (l)    Verizon and the Company shall have received the opinion of a nationally recognized independent valuation firm selected by Verizon attesting to the solvency of the Surviving Corporation on a pro forma basis immediately after the Effective Time, which opinion shall be in customary form (the "Solvency Opinion").

        8.2    Additional Conditions to the Obligations of Verizon and Spinco.    The obligation of Verizon and Spinco to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Verizon) at or prior to the Effective Time of the following additional conditions:

          (a)   The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

          (b)   Each of the representations and warranties of the Company (i) set forth in Article VI (other than Sections 6.2(a) and 6.3(a)) of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of such date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period; provided, however, that for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) set forth in Sections 6.2(a) and 6.3(a) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

          (c)   The Company shall have delivered to Verizon a certificate, dated as of the Effective Time, of a senior officer of the Company certifying the satisfaction by the Company of the conditions set forth in subsection (a) and (b) of this Section 8.2.

          (d)   Except as disclosed in the Company Disclosure Letter or as expressly contemplated by the Transaction Agreements, since September 30, 2006, there shall have been no event, occurrence, development or state of circumstances or facts that has had, individually or in the aggregate, a Material Adverse Effect on the Company.

          (e)   The Company shall have entered into the applicable Transaction Agreements, and to the extent timely, performed them in all material respects, and each such agreement shall be in full force and effect.

        8.3    Additional Conditions to the Obligations of the Company.    The obligation of the Company to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law waiver by the Company) at or prior to the Effective Time of the following additional conditions:

          (a)   Spinco and Verizon shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

          (b)   Each of the representations and warranties of Verizon and Spinco (i) set forth in Article IV and Article V (other than Sections 4.2(a) and 5.3(a)) of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of such date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period; provided, however, that for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Verizon or Spinco and (ii) set forth in Sections 4.2(a) and 5.3(a) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

          (c)   Verizon and Spinco shall have delivered to the Company a certificate, dated as of the Effective Time, of a senior officer of each of Verizon and Spinco certifying the satisfaction of the conditions set forth in subsection (a) and (b) of this Section 8.3.

          (d)   Spinco and Verizon (or a Subsidiary thereof) shall have entered into the applicable Transaction Agreements, and to the extent timely, performed them in all material respects, and each such agreement shall be in full force and effect.

          (e)   Except as disclosed in the Spinco Disclosure Letter or as expressly contemplated by the Transaction Agreements, since the Interim Balance Sheet Date, there shall have been no event, occurrence, development or state of circumstances or facts that has or would have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

          (f)    The Company shall have received the consent of lenders under the Company Credit Agreement holding at least 51% of the aggregate outstanding term loans and revolving commitments thereunder to effect the Merger; provided, that this condition shall be deemed satisfied upon consummation of the New Financing or the Alternative Financing.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVERS

        9.1    Termination.    Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Effective Time, whether before or after the Requisite Approval:

          (a)   by the mutual written consent of each party hereto, which consent shall be effected by action of the Board of Directors of each such party;

          (b)   by any party hereto if the Effective Time shall not have occurred on or before the first anniversary of the date of this Agreement, provided that such period may be extended by Verizon or the Company upon written notice for one or more 30-day periods, not to exceed 120 days in the aggregate, to the extent all closing conditions herein are capable of being satisfied as of such time other than the condition regarding receipt of Telecommunications Regulatory Consents; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose failure to perform any of its obligations under this Agreement required to be performed by it at or prior to such date has been a substantial cause of, or substantially contributed to, the failure of the Merger to have become effective on or before such date;

          (c)   by any party hereto if, (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger or (ii) an Order shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Order shall have become final and non-appealable and the party seeking to terminate this Agreement pursuant to this clause 9.1(c)(ii) shall have used all commercially reasonable efforts to remove such Order, other than a final order of a State Regulator in the state of Vermont, New Hampshire or Maine;

          (d)   by the Company, if either Verizon or Spinco shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or 8.3 and (ii) cannot be cured by the Termination Date, provided that the Company shall have given Verizon and Spinco written notice, delivered at least 30 days prior to such termination, stating the Company's intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination;

          (e)   by Verizon and Spinco, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or 8.2 and (ii) cannot be cured by the Termination Date, provided that Verizon and Spinco shall have given the Company written notice, delivered at least 30 days prior to such termination, stating Verizon and Spinco's intention to terminate the Agreement pursuant to this Section 9.1(e) and the basis for such termination;

          (f)    by Verizon and Spinco or the Company if, at the Company Stockholders' Meeting (including any adjournment, continuation or postponement thereof), the Requisite Approval shall not be obtained; except that the right to terminate this Agreement under this Section 9.1(f) shall not be available to the Company where the failure to obtain the Requisite Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;

          (g)   by Verizon and Spinco, if (i) the Board of Directors of the Company (or any committee thereof), shall have withdrawn or modified its approval or recommendation of the Merger or this Agreement, approved or recommended to the Company stockholders a Company Acquisition Proposal or resolved to do any of the foregoing, or (ii) the Company fails to call and hold the Company Stockholders Meeting within 60 days after the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/Prospectus, the date of effectiveness of the Company Registration Statement;

          (h)   by the Company if the Board of Directors of the Company determines in good faith that a Company Acquisition Proposal constitutes a Company Superior Proposal, except that the Company may not terminate this Agreement pursuant to this Section 9.1(h) unless and until (i) three business days have elapsed following delivery to Verizon of a written notice of such determination by the Board of Directors of the Company and during such three business day period the Company (x) informs Verizon of the terms and conditions of the Company Acquisition Proposal and identity of the person making the Company Acquisition Proposal and (y) otherwise cooperates in good faith with Verizon with respect thereto with the intent of enabling Verizon and

  Spinco to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby (as so modified) may be effected, (ii) at the end of such three business day period the Board of Directors of the Company continues to determine in good faith that the Company Acquisition Proposal constitutes a Company Superior Proposal, (iii) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Company Superior Proposal and (iv) the Company pays to Verizon the amount specified and within the time period specified in Section 9.3;

          (i)    by the Company, by written notice to Verizon given by the Company within 15 days of the later to occur of the delivery to the other party, with respect to any fiscal quarter in 2007, of (x) any quarterly financial information delivered by Verizon pursuant to Section 7.18(c) and (y) any quarterly financial information delivered by the Company pursuant to Section 7.18(d), if such financial information delivered by Verizon indicates that Spinco Adjusted EBITDA as of the end of such quarter is less than $450,000,000; or

          (j)    by Verizon, by written notice to the Company given by Verizon within 15 days of the later to occur of the delivery to the other party, with respect to any fiscal quarter in 2007, of (x) any quarterly financial information delivered by Verizon pursuant to Section 7.18(c) and (y) any quarterly financial information delivered by the Company pursuant to Section 7.18(d), if such financial information delivered by the Company indicates that Company Adjusted EBITDA as of the end of such quarter is less than $103,600,000.

        9.2    Effect of Termination.    In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall terminate (except for the Confidentiality Agreement referred to in Section 10.1, the provisions of Section 9.3 and ARTICLE XI, without any liability on the part of any party or its directors, officers or stockholders except as set forth in Section 9.3; provided, that nothing in this Agreement shall relieve any party of liability for fraud or willful breach of this Agreement or the Distribution Agreement prior to such termination.

        9.3    Amounts Payable in Certain Circumstances.

        (a)   In the event that (i) the Company terminates this Agreement pursuant to Section 9.1(h), (ii) Verizon and Spinco terminate this Agreement pursuant to clause (i) of Section 9.1(g) or (iii) (A) any Person (other than Verizon, Spinco or any of their Affiliates) shall have made a Company Acquisition Proposal after the date hereof and prior to the Termination Date, and thereafter this Agreement is terminated by any party pursuant to Section 9.1(b) or by Verizon or Spinco pursuant to clause (ii) of Section 9.1(g) (and a Company Acquisition Proposal is outstanding at such time) or by any party pursuant to Section 9.1(f) (and a Company Acquisition Proposal shall have been publicly announced prior to the Company Stockholders' Meeting) and (B) within twelve months after the termination of this Agreement, any Company Acquisition shall have been consummated or any definitive agreement with respect to any Company Acquisition Proposal (other than, in each case, with Verizon, Spinco or any of their Affiliates) shall have been entered into, then the Company shall pay Verizon a fee, in immediately available funds, in the amount of $23.3 million at the time of such termination, in the case of a termination described in clause (i) or (ii) above, or upon the occurrence of the earliest event described in clause (iii)(B), in the event of a termination described in clause (iii), and in each case the Company shall be fully released and discharged from any other liability or obligation resulting from or under this Agreement, except with respect to any fraud or willful breach of this Agreement; provided, however, that for purposes of Section 9.3(a) only, (i) all references to 15% in the definition of Company Acquisition shall be deemed to be references to 50% and (ii) clause (i) of the definition of Company Acquisition shall read as follows: "any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any of its Significant Subsidiaries following which the stockholders of the Company or any such Significant Subsidiary immediately prior to such transactions

(or series of transactions) do not hold and own greater than 60% of the issued and outstanding equity securities of the Company or such Significant Subsidiary (or the successor thereof), as the case may be".

        (b)   In the event that this Agreement is terminated pursuant to Section 9.1(f), Section 9.1(g) or Section 9.1(h), the Company shall, in addition to any payment obligations under Section 9.3(a), five days following such termination, reimburse Verizon for all other out-of-pocket costs and expenses incurred in connection with this Agreement and the Transaction Agreements in an amount not to exceed $7.5 million.

        9.4    Amendment.    This Agreement may be amended by Verizon, Spinco and the Company at any time before or after adoption of this Agreement by the stockholders of the Company; provided, however, that after such adoption, no amendment shall be made that by Law or in accordance with the rules of any relevant stock exchange or automated inter-dealer quotation system requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by Verizon, Spinco and the Company.

        9.5    Waivers.    At any time prior to the Effective Time, Verizon and Spinco, on the one hand, and the Company, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or acts of Verizon and Spinco or the Company, as applicable; (ii) waive any inaccuracies in the representations and warranties of Verizon and Spinco or the Company, as applicable, contained herein or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any of the agreements or conditions of Verizon and Spinco or the Company, as applicable, contained herein; provided, however, that no failure or delay by Verizon, Spinco or the Company in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of Verizon, Spinco or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE X

SURVIVAL; INDEMNIFICATION

        10.1    Survival of Representations, Warranties and Agreements.    The covenants and agreements that expressly state that they are to be performed following the Closing pursuant to the Distribution Agreement or this Agreement (including, without limitation, Sections 10.2 to 10.7 hereof) shall survive the Effective Time in accordance with their respective terms and all other covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or any other covenant or agreement set forth herein shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

        10.2    Indemnification.

        (a)   If the Closing occurs, the Surviving Corporation, ILEC Spinco Subsidiary and Non-ILEC Spinco Subsidiary, jointly and severally, shall indemnify, defend and hold harmless (i) the Verizon Indemnitees from and against all Losses arising out of or due to the failure of any member of the Spinco Group (A) to timely pay or satisfy any Spinco Liabilities, or (B) to perform any of its obligations under this Agreement or the Distribution Agreement and (ii) Verizon and each Person, if any, who controls, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (any such person being hereinafter referred to as a "Controlling Person"), Verizon from and against, and pay or reimburse each of the foregoing for, all Losses, arising out of or resulting from, directly or indirectly, or in connection with any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into either of the Registration Statements or in the Proxy Statement/Prospectus (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Surviving Corporation shall not be responsible for information provided by Verizon as to itself and its Subsidiaries, including Spinco, specifically for inclusion in, or incorporation by reference into, any such Proxy Statement/Prospectus or the Registration Statements.

        (b)   If the Closing occurs, Verizon shall indemnify, defend and hold harmless (i) the Surviving Corporation Indemnitees from and against all Losses arising out of or due to the failure of any member of the Verizon Group (A) to timely pay or satisfy any Verizon Liabilities or (B) to perform any of its obligations under this Agreement or the Distribution Agreement and (ii) the Surviving Corporation and each Controlling Person of the Surviving Corporation from and against, and pay or reimburse each of the foregoing for, all Losses arising out of or resulting from, directly or indirectly, or in connection with any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the Registration Statements or in the Proxy Statement/Prospectus (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but only with respect to information provided by Verizon as to itself and its Subsidiaries, including Spinco, specifically for inclusion in, or incorporation by reference into, any such Proxy Statement/Prospectus or the Registration Statements.

        (c)   Notwithstanding anything to the contrary set forth herein, indemnification or other claims relating to any Transaction Agreement (other than the Distribution Agreement) or relating to any ongoing commercial agreement between any member of the Verizon Group and any member of the Spinco Group, shall be governed by the terms of such agreement and not by this Article X, and indemnification for all matters relating to Taxes shall be governed by terms, provisions and procedures of the Tax Sharing Agreement and not this Article X.

        10.3    Definitions for Purposes of this Article.

        (a)   "Indemnification Payment" means any amount of Losses required to be paid pursuant to this Agreement;

        (b)   "Indemnitee" means any Person entitled to indemnification under this Agreement, either a Verizon Indemnitee or a Surviving Corporation Indemnitee as the case may be;

        (c)   "Indemnitor" means any person or entity required to provide indemnification under this Agreement; and

        (d)   "Losses" means any losses, liabilities, damages, deficiencies, costs and expenses (including reasonable out-of-pocket attorneys' and consultants' fees and expenses and including the reasonable costs and expenses of investigating and defending any indemnification claim), including all Taxes resulting from indemnification payments hereunder (1) reduced by the amount of insurance proceeds recovered from any Person with respect thereto (after deducting related costs and expenses); and (2) excluding any such losses, liabilities, damages, costs and expenses to the extent that the underlying liability or obligation is the result of any action taken or omitted to be taken by any Indemnitee.

        10.4    Limitation on Claims for Indemnifiable Losses.    Notwithstanding anything to the contrary contained herein:

          (a)   No claim may be asserted by any Spinco Indemnitee under this Article X arising from any failure to transfer any Spinco Asset to Spinco unless such claim is asserted, if at all, within 18 months from the Closing Date.

          (b)   No Indemnitor shall be liable to or obligated to indemnify any Indemnitee hereunder for any consequential, special, multiple, punitive or exemplary damages including, but not limited to, damages arising from loss or interruption of business, profits, business opportunities or goodwill, or any cost or expense related thereto, except to the extent such damages are payable to or have been recovered by a third person and are the subject of a Third Party Claim for which indemnification is available under the express terms of this Article X.

          (c)   Verizon and the Company shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party (or its Affiliates) hereunder, including by making commercially reasonable efforts to mitigate the Losses and resolve any such claim or liability prior to initiating litigation.

        10.5    Defense of Claims.

        (a)    Third Party Claims.    If any Indemnitee receives notice of the assertion of any claim or of the commencement of any action or proceeding by any entity that is not either a Surviving Corporation Indemnitee or a Verizon Indemnitee (each, a "Third Party Claim") against such Indemnitee, with respect to which an Indemnitor is obligated to provide indemnification under this Agreement, the Indemnitee will give such Indemnitor prompt written notice thereof, but in any event not later than ten calendar days after receipt of notice of such Third Party Claim, provided, however, that the failure of an Indemnitee to notify the Indemnitor within the time period set forth herein shall only relieve the Indemnitor from its obligation to indemnify to the extent that the Indemnitor is materially prejudiced by such failure or delay (whether as a result of the forfeiture of substantive rights or defenses or otherwise). Upon receipt of notification of a Third Party Claim, the Indemnitor shall be entitled, upon written notice to the Indemnitee, to assume the investigation and defense thereof at such Indemnitor's expense with counsel reasonably satisfactory to the Indemnitee, provided that the Indemnitor shall not have the right to assume the defense of any Third Party Claim in the event such Third Party Claim is primarily for injunctive relief or criminal penalty of the Indemnitee, and in any such case, the reasonable fees and expenses of counsel to the Indemnitee in connection with such Third Party Claim shall be considered "Losses" for purposes of this Agreement. Whether or not the Indemnitor elects to assume the investigation and defense of any Third Party Claim, the Indemnitee shall have the right to employ separate counsel and to participate in the investigation and defense thereof; provided, however, that the Indemnitee shall pay the fees and disbursements of such separate counsel unless (1) the employment of such separate counsel has been specifically authorized in writing by the Indemnitor; (2) the Indemnitor has failed to assume the defense of such Third Party Claim within 20 calendar days after receipt of notice thereof with counsel reasonably satisfactory to such Indemnitee; or (3) the named parties to the proceeding in which such claim, demand, action or cause of action has been asserted include both the Indemnitor and such Indemnitee and, in the reasonable judgment of counsel to such Indemnitee, there exists one or more good faith defenses that may be available to the Indemnitee that are in conflict with those available to the Indemnitor or that the Indemnitor and Indemnitee have actual material conflicting interests with respect to such claim, demand, action or cause of action. Notwithstanding the foregoing, the Indemnitor shall not be liable for the fees and disbursements of more than one counsel for all Indemnitees in connection with any one proceeding or any similar or related proceedings arising from the same general allegations or circumstances. Without the prior written consent of an Indemnitee, which shall not be unreasonably withheld or delayed, the Indemnitor will not enter into any settlement of or consent to the entry of judgment in connection with any Third Party Claim that (i) would lead to liability or create any financial or other obligation on the part of the Indemnitee, (ii) does not contain, as an unconditional term thereof, the release of the Indemnitee from all liability in respect of such Third Party Claim or such Third Party Claim is not dismissed against the Indemnitee with prejudice and without the imposition of any financial or other obligation on the Indemnitee or (iii) admits the liability or fault of the Indemnitee (the "Settlement Requirements"). If a settlement offer solely for money damages (and otherwise satisfying the Settlement Requirements) is made to resolve a Third Party Claim and the Indemnitor notifies the

Indemnitee in writing of the Indemnitor's willingness to accept the settlement offer and pay the amount called for by such offer without reservation of any rights or defenses against the Indemnitee and if the Indemnitee fails to consent to such settlement offer within ten calendar days after its receipt of such notice, Indemnitee may continue to contest such claim, free of any participation by the Indemnitor, and the amount of any ultimate liability with respect to such Third Party Claim that the Indemnitor has an obligation to pay hereunder shall be limited to the lesser of (x) the amount of the settlement offer that the Indemnitee declined to accept plus the Losses of the Indemnitee relating to such Third Party Claim through the date of its rejection of the settlement offer or (y) the aggregate Losses of the Indemnitee with respect to such claim. The party controlling any defense shall keep the other party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider in good faith all reasonable recommendations made by the other party with respect thereto.

        (b)    Direct Claims.    Any claim by an Indemnitee for Losses that do not result from a Third Party Claim (each, a "Direct Claim") shall be asserted by giving the Indemnitor prompt written notice thereof, but in any event not later than 60 calendar days after the incurrence thereof or such Indemnitee's actual knowledge of such event (whichever is later), provided, however, that the failure of an Indemnitee to notify the Indemnitor within the time period set forth herein shall only relieve the Indemnitor from its obligation to indemnify to the extent that the Indemnitor is materially prejudiced by such failure or delay (whether as a result of the forfeiture of substantive rights or defenses or otherwise), and the Indemnitor will have a period of 30 calendar days within which to respond in writing to such Direct Claim. If the Indemnitor does not so respond within such 30 calendar day period, the Indemnitor will be deemed to have accepted such claim. If the Indemnitor rejects such claim, the Indemnitee will be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Article X.

        10.6    Subrogation.    If after the making of any Indemnification Payment, the amount of the Losses to which such payment relates is reduced by recovery, settlement or otherwise under any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction (less any costs, expenses, premiums or Taxes incurred in connection therewith) as and when actually received by the Indemnitee will promptly be repaid by the Indemnitee to the Indemnitor. Upon making any Indemnification Payment, the Indemnitor will, to the extent of such Indemnification Payment, be subrogated to all rights of the Indemnitee against any third party that is not an Affiliate of the Indemnitee in respect of the Losses to which the Indemnification Payment relates; provided that (a) the Indemnitor shall then be in compliance with its obligations under this Agreement in respect of such Losses, and (b) until the Indemnitee recovers full payment of its Losses, all claims of the Indemnitor against any such third party on account of said Indemnification Payment will be subrogated and subordinated in right of payment to the Indemnitee's rights against such third party. Without limiting the generality or effect of any other provision of this Article X, each such Indemnitee and Indemnitor will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

        10.7    Other Rights and Remedies.    Following the Closing, the sole and exclusive remedy at law for Verizon or the Company and all Affiliates thereof for any claim (whether such claim is framed in tort, contract or otherwise), arising out of a breach of any representation, warranty, covenant or other agreement in this Agreement other than a claim for fraud or willful misconduct under this Agreement or the Distribution Agreement, shall be a claim by Verizon or the Company for indemnification pursuant to this Article X.

ARTICLE XI

MISCELLANEOUS

        11.1    Expenses.    Except as expressly set forth in any Transaction Agreement, each party shall bear its own fees and expenses in connection with the transactions contemplated hereby; provided, however, that:

          (i)    Verizon shall on a monthly basis between the date hereof and the Closing (or the earlier termination hereof) reimburse the Company for 60.421% of Qualified Transition Expenses, such reimbursement to be made within 30 calendar days from the date upon which an invoice is delivered by the Company to Verizon, together with reasonable supporting documentation; provided further that reimbursement for such Qualified Transition Expenses shall not exceed $40 million in the aggregate and if the Merger is consummated, the Surviving Corporation shall reimburse Verizon for certain out of pocket costs as contemplated by clause (ii) below, other than the amounts referred to in this clause (i), the audit fees referred to in Section 7.18(a), the Spinco Debt Expenses (as defined in the Distribution Agreement), and the fees and expenses of Verizon's financial and legal advisors,

          (ii)   if the Merger is consummated, the Surviving Corporation shall bear and be responsible, and shall indemnify and reimburse Verizon and the Verizon Subsidiaries for, (A) all Merger Transfer Taxes and (B) all Distribution Transfer Taxes and all recording, application and filing fees associated with the transfer of the Spinco Assets in connection with the transactions contemplated by the Distribution Agreement (including without limitation, the transfer of Spinco Owned Real Property and Real Property Interests such as railroad crossing rights and easements), such amount in the case of clause (B) not to exceed $3 million, with Verizon to bear and be responsible for and to reimburse the Surviving Corporation for all such amounts in excess of $3 million (it being agreed that the Surviving Corporation reasonably will consult with Verizon from time to time regarding such expenditures and take reasonable efforts to seek to minimize such amounts);

          (iii)  if the Debt Exchange is consummated, Verizon shall pay and be responsible for any fees and reimbursable expenses of the counterparties to such Debt Exchange, provided that the Surviving Corporation shall be responsible for any other costs that may be incurred in connection with issuing the Spinco Securities and consummating the Debt Exchange, including any printing costs, trustees fees and roadshow expenses (but excluding, for the avoidance of doubt, the costs of legal and financial advisors to Verizon); and

          (iv)  Verizon shall pay the fees and reimbursable expenses of the independent valuation firm referred to in Section 8.1(l) that are incurred in connection with the preparation and delivery of the Solvency Opinion.

        If any party pays an amount that is the responsibility of another party pursuant to this Section 11.1, such party shall be promptly reimbursed by the party responsible for such amount.

        11.2    Notices.    Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any business day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

        If to Spinco (prior to the Effective Time) or Verizon, to:

  Verizon Communications Inc.
  140 West Street
  New York, NY 10007
  Facsimile: (908) 766-3813
  Attn: Marianne Drost, Esq.
           Senior Vice President, Deputy General Counsel and
           Corporate Secretary

        and

  Verizon Communications Inc.
  One Verizon Way
  Basking Ridge, NJ 07920-1097
  Facsimile: (908) 696-2068
  Attn: Dale Chamberlain, Esq.

        With a copy to (which shall not constitute notice):

  Debevoise & Plimpton LLP
  919 Third Avenue
  New York, NY 10022
  Facsimile: (212) 909-6836
  Attn: Kevin M. Schmidt

        If to the Company, to:

  FairPoint Communications, Inc.
  521 E. Morehead St., Ste. 250
  Charlotte, NC 28202
  Facsimile: 704.344.1594
  Attn: Peter G. Nixon
           Chief Operating Officer

        and

  FairPoint Communications, Inc.
  521 E. Morehead St., Ste. 250
  Charlotte, NC 28202
  Facsimile: 704.344.1594
  Attn: Shirley J. Linn
           Executive Vice President and General Counsel

        With a copy to (which shall not constitute notice):

  Paul, Hastings, Janofsky & Walker LLP
  75 East 55th Street
  New York, NY 10022
  Facsimile No.: (212) 230-7700
  Attn: Thomas E. Kruger

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver. Verizon and Spinco shall provide to the Company in a manner consistent with this Section 11.2 copies of any notices that either may deliver to the other under the Distribution Agreement.

        11.3    Interpretation; Consent.

        (a)   When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

        (b)   Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. For avoidance of doubt, "consistent with past practice" when used with respect to Spinco or any of its Subsidiaries shall mean the past practice of Verizon and its Subsidiaries with respect to the conduct of the Spinco Business.

        (c)   Any matter disclosed in any particular Section or Subsection of the Spinco Disclosure Letter, the Verizon Disclosure Letter or the Company Disclosure Letter shall be deemed to have been disclosed in any other Section or Subsection of this Agreement, with respect to which such matter is relevant so long as the applicability of such matter to such Section or Subsection is reasonably apparent on its face.

        (d)   Unless otherwise expressly stated in this Agreement, any right of consent, approval or election given to any party hereto may be exercised by such party in its sole discretion.

        11.4    Severability.    If any provision of this Agreement or the application of any such provision to any Person or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is legal and enforceable and that achieves the same objective.

        11.5    Assignment; Binding Effect.    Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of all of the other parties, and any purported assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

        11.6    No Third Party Beneficiaries.    Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Verizon, Spinco and the Company and their respective successors and permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no Person (other than as so specified) shall be deemed a third party beneficiary under or by reason of this Agreement.

        11.7    Limited Liability.    Notwithstanding any other provision of this Agreement, no stockholder, director, officer, Affiliate, agent or representative of any of the parties hereto, in its capacity as such, shall have any liability in respect of or relating to the covenants, obligations, representations or warranties of such party under this Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of the parties hereto, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable Law.

        11.8    Entire Agreement.    This Agreement (together with the other Transaction Agreements, the Confidentiality Agreement, the exhibits and the Disclosure Letters and the other documents delivered pursuant hereto) constitutes the entire agreement of all the parties hereto and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between or among the parties, or any of them, with respect to the subject matter hereof.

        11.9    Governing Law.    Except to the extent relating to the consummation of the Merger, which shall be consummated in accordance with the DGCL, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of law principles thereof.

        11.10    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement binding on the parties hereto, notwithstanding that not all parties are signatories to the original or the same counterpart.

        11.11    WAIVER OF JURY TRIAL.    EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

        11.12    JURISDICTION; ENFORCEMENT.    THE PARTIES AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS OF THIS AGREEMENT IN ANY COURT OF THE UNITED STATES LOCATED IN THE STATE OF NEW YORK, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY. IN ADDITION, EACH OF THE PARTIES HERETO (A) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE STATE OF NEW YORK IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (B) AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT AND (C) AGREES THAT IT WILL NOT BRING ANY ACTION RELATING TO

THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY COURT OTHER THAN A FEDERAL COURT SITTING IN THE STATE OF NEW YORK.

        11.13    Knowledge Convention.    As used herein, the phrase "Spinco's Knowledge" and similar phrases shall mean all matters actually known to the following individuals: Stephen E. Smith, Ellen Corcoran, Dale Chamberlain, Leonard Suchyta, David Feldman, Bruce Beausejour and Karen Zacharia. As used herein, the phrase "Company's Knowledge" and similar phrases shall mean all matters actually known to the following individuals: Eugene B. Johnson, Peter G. Nixon, Walter E. Leach, Jr., John Crowley and Shirley J. Linn.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

VERIZON COMMUNICATIONS INC.
BY:	/S/ JOHN W. DIERCKSEN
	Name:	John W. Diercksen
	Title:	Executive Vice President—Strategy, Development and Planning
NORTHERN NEW ENGLAND SPINCO INC.
BY:	/S/ STEPHEN E. SMITH
	Name:	Stephen E. Smith
	Title:	Vice President
FAIRPOINT COMMUNICATIONS, INC.
BY:	/S/ EUGENE B. JOHNSON
	Name:	Eugene B. Johnson
	Title:	Chief Executive Officer

Annex B

Deutsche Bank Securities Inc.
Mergers & Acquisitions
60 Wall Street
New York, NY 10005

January 15, 2007

Board of Directors
FairPoint Communications, Inc.
521 East Morehead Street
Charlotte, NC 28202

Lady and Gentlemen:

Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to FairPoint Communications, Inc. ("FairPoint" or the "Company") in connection with the proposed merger of FairPoint and Northern New England Spinco Inc. ("Spinco"), a direct wholly owned subsidiary of Verizon Communications Inc. ("Verizon"), pursuant to the Agreement and Plan of Merger, to be dated as of January 15, 2007, among FairPoint, Spinco and Verizon (the "Merger Agreement"), which provides, among other things, for the merger of Spinco with and into FairPoint (the "Merger"), as a result of which the separate existence of Spinco shall cease and the Company shall continue as the surviving corporation. As set forth more fully in the Merger Agreement, as a result of the Merger, all the shares of common stock, par value $0.01 per share, of Spinco ("Spinco Common Stock") issued and outstanding immediately prior to the effective time of the Merger ("Effective Time") shall be automatically converted into a number of duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Company ("Company Common Stock) equal to the product of (x) 1.5266 multiplied by (y) the aggregate number of shares of Company Common Stock issued and outstanding on a Fully Diluted Basis (as defined in the Merger Agreement) immediately prior to the Effective Time (the "Aggregate Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness of the Aggregate Merger Consideration to be delivered by FairPoint in respect of the Spinco Common Stock pursuant to the Merger Agreement, from a financial point of view, to FairPoint and the holders of the Company Common Stock.

We understand that, as contemplated by the Merger Agreement, Verizon and Spinco are entering into a Distribution Agreement, to be dated as of January 15, 2007, (the "Distribution Agreement") pursuant to which Verizon will transfer or cause to be transferred to Spinco or one or more subsidiaries of Spinco the Spinco Assets (as defined in the Distribution Agreement) and that Spinco or one or more subsidiaries of Spinco will assume the Spinco Liabilities (as defined in the Distribution Agreement) (collectively, the "Contribution"), all as more fully described in the Distribution Agreement. We further understand that, prior to the Effective Time and pursuant to the Distribution Agreement, Spinco will distribute to Verizon the Spinco Securities (as defined in the Distribution Agreement) and pay to Verizon the Special Dividend (as defined in the Distribution Agreement) and Verizon will consummate the Internal Spinoffs (as defined in the Merger Agreement) and the Internal Restructuring (as defined in the Merger Agreement) and will

Board of Directors
FairPoint Communications, Inc.
January 15, 2007

distribute all of the issued and outstanding shares of Spinco Common Stock to the holders, as of the Record Date (as defined in the Distribution Agreement), of the outstanding shares of common stock, par value $0.10 per share, of Verizon, on a pro rata basis (the "Distribution"). We further understand that, as contemplated by the Merger Agreement and as a condition to the Merger, the Company will enter into certain financing arrangements.

In connection with Deutsche Bank's role as financial advisor to FairPoint, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and Verizon and certain internal analyses and other information furnished to it by the Company and Verizon. Deutsche Bank has also held discussions with members of the senior managements of the Company and Verizon regarding FairPoint and Spinco, respectively, and the prospects of the two companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Company Common Stock, (ii) compared certain financial information for the Company and Spinco with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, including the Distribution Agreement and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, Verizon or Spinco, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company, Verizon or Spinco. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by FairPoint to be achieved as a result of the Merger (collectively, the "Synergies"), made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. In connection with our engagement, we have not been asked to solicit, and accordingly we have not solicited, any indications of interest from third parties with respect to the Merger or any alternative to the Merger.

For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of FairPoint, Verizon and Spinco contained in

Board of Directors
FairPoint Communications, Inc.
January 15, 2007

the Merger Agreement are true and correct, FairPoint, Verizon and Spinco will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of FairPoint, Verizon and Spinco to consummate the Merger will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either FairPoint, Spinco or Verizon is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on FairPoint or Spinco or materially reduce the contemplated benefits of the Merger to FairPoint. Deutsche Bank has also assumed that the Contribution, the Distribution and all of the transactions described in the Distribution Agreement will be consummated in accordance with the terms of the Distribution Agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Verizon or Spinco. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Merger, the Contribution, the Distribution and the other transactions contemplated by the Merger Agreement will qualify for the intended tax-free treatment as set forth in the Merger Agreement and the Distribution Agreement.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of FairPoint and is not a recommendation to the stockholders of FairPoint to approve the Merger. This opinion is limited to the fairness of the Aggregate Merger Consideration to be delivered by FairPoint in respect of the Spinco Common Stock pursuant to the Merger Agreement, from a financial point of view, to FairPoint and the holders of Company Common Stock, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by FairPoint to engage in the Merger.

Deutsche Bank will be paid a fee for its services as financial advisor to FairPoint in connection with the Merger, none of which is contingent upon consummation of the Merger. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to FairPoint or its affiliates for which it has received compensation, including acting as (1) joint lead arranger and administrative agent for FairPoint's February 2005 $588.5 million term loan facility due 2012 and $100 million revolving credit facility due 2011 and the September 2005 amendment thereof, and in connection with the Merger, the potential Backstop Facility Commitment (as defined in Merger Agreement) with respect thereto, and (2) joint bookrunner for FairPoint's $462.5 million February 2005 initial public offering. One or more members of the DB Group may in the future provide investment banking, commercial banking (including extension of credit) and other financial services to FairPoint, Verizon or their respective affiliates, and in the future may receive fees for the rendering of these services. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of FairPoint and Verizon for their own accounts

Board of Directors
FairPoint Communications, Inc.
January 15, 2007

and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Aggregate Merger Consideration to be delivered by FairPoint in respect of the Spinco Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to FairPoint and the holders of the Company Common Stock.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Officers and Directors.

        Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, enables a corporation incorporated in the State of Delaware to eliminate or limit, through provisions in its original or amended articles of incorporation, the personal liability of a director for violations of the director's fiduciary duties, except (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any liability imposed pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

        Section 145 of the DGCL provides that a corporation incorporated in the State of Delaware may indemnify any person or persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee, or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that the challenged conduct was unlawful. A corporation incorporated in the State of Delaware may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must provide indemnification against the expenses that such officer or director actually and reasonably incurred.

        FairPoint's by-laws expressly provide for indemnification of its directors and officers to the fullest extent permitted by the DGCL.

        Section 145(g) of the DGCL authorizes a corporation incorporated in the State of Delaware to provide liability insurance for directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the corporation. FairPoint's certificate of incorporation and by-laws expressly provide that FairPoint shall indemnify officers and directors and, to the extent permitted by the board of directors, employees and agents of FairPoint, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the by-laws expressly permit the board of directors to authorize FairPoint to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of FairPoint arising out of his capacity as such.

Item 21.    Exhibits and Financial Statement Schedules.

(a)    Financial Statements

        The financial statements filed as part of this proxy statement/prospectus are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

II-1

(b)    Exhibits

        The exhibits filed as part of this proxy statement/prospectus are listed in the index to exhibits immediately preceding such exhibits, which index to exhibits is incorporated herein by reference.

Item 22.    Undertakings.

        (1)   The undersigned registrant hereby undertakes:

          (a)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

            (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (b)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (4)   The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the following Registrant has duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on the 2nd day of April, 2007.

FAIRPOINT COMMUNICATIONS, INC
By:	/s/ EUGENE B. JOHNSON
Name: Eugene B. Johnson Title: Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eugene B. Johnson, John P. Crowley and Lisa R. Hood, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EUGENE B. JOHNSON Eugene B. Johnson	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	April 2, 2007
/s/ JOHN P. CROWLEY John P. Crowley	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 2, 2007
/s/ LISA R. HOOD Lisa R. Hood	Chief Operating Officer—FairPoint Telecom Group (Principal Accounting Officer)	April 2, 2007
/s/ PATRICIA GARRISON-CORBIN Patricia Garrison-Corbin	Director	April 2, 2007
/s/ DAVID L. HAUSER David L. Hauser	Director	April 2, 2007
/s/ CLAUDE C. LILLY Claude C. Lilly	Director	April 2, 2007
/s/ ROBERT S. LILIEN Robert S. Lilien	Director	April 2, 2007

EXHIBIT INDEX

Exhibit Number	Title
2.1	Agreement and Plan of Merger, dated September 13, 2006, among FairPoint, MJD Ventures, Inc., FairPoint Germantown Corporation and The Germantown Independent Telephone Company.(1)
2.2	Agreement and Plan of Merger, dated as of January 15, 2007, by and among Verizon Communications Inc., Northern New England Spinco Inc. and FairPoint.(2)
3.2	Amended and Restated By Laws of FairPoint.(3)
4.1	Indenture, dated as of March 6, 2003, by and between FairPoint and The Bank of New York, relating to FairPoint's $225,000,000 11 7/8% Senior Notes due 2010.(4)
4.2	Supplemental Indenture, dated as of January 20, 2005, by and between FairPoint and The Bank of New York, amending the Indenture dated as of March 6, 2003 between FairPoint and The Bank of New York.(3)
4.3	Form of Initial Senior Note due 2010.(4)
4.4	Form of Exchange Senior Note due 2010.(4)
5	Opinion of Paul, Hastings, Janofsky & Walker LLP.†
8.1	Opinion of Paul, Hastings, Janofsky & Walker LLP.†
8.2	Opinion of Debevoise & Plimpton LLP.†
10.1	Credit Agreement, dated as of February 8, 2005, by and among FairPoint, various lending institutions, Bank of America, N.A., CoBank ACB, General Electric Capital Corporation and Deutsche Bank Trust Company Americas.(3)
10.2	First Amendment to Credit Agreement, dated as of March 11, 2005, among FairPoint, various lending institutions, Bank of America, N.A., CoBank ACB, General Electric Capital Corporation and Deutsche Bank Trust Company Americas.(3)
10.3	Second Amendment and Consent to Credit Agreement, dated as of April 29, 2005, among FairPoint, various lending institutions, Bank of America, N.A., CoBank ACB, General Electric Capital Corporation and Deutsche Bank Trust Company Americas.(5)
10.4	Third Amendment to Credit Agreement, dated as of September 14, 2005, among FairPoint, various lending institutions, Bank of America, N.A., CoBank ACB, General Electric Capital Corporation and Deutsche Bank Trust Company Americas.(6)
10.5	Fourth Amendment and Waiver to Credit Agreement, dated as of January 25, 2007, among FairPoint, various lending institutions, Bank of America, N.A., CoBank ACB, General Electric Capital Corporation and Deutsche Bank Trust Company Americas.(7)
10.6	Pledge Agreement, dated as of February 8, 2005, by FairPoint, ST Enterprises, Ltd., FairPoint Broadband, Inc., MJD Services Corp., MJD Ventures, Inc., C-R Communications, Inc., Comerco, Inc., GTC Communications, Inc., Ravenswood Communications, Inc., Utilities, Inc., FairPoint Carrier Services, Inc. and St. Joe Communications, Inc.(3)
10.7	Subsidiary Guaranty, dated as of February 8, 2005, by FairPoint Broadband, Inc., MJD Ventures, Inc., MJD Services Corp., ST Enterprises, Ltd. and FairPoint Carrier Services, Inc.(8)
10.8	Form of Swingline Note.(3)
10.9	Form of RF Note.(3)
10.10	Form of B Term Note.(3)

10.11	Transition Services Agreement, dated as of January 15, 2007, by and among Verizon Information Technologies LLC, Northern New England Telephone Operations Inc., Enhanced Communications of Northern New England Inc. and FairPoint.(2)
10.12	Distribution Agreement, dated as of January 15, 2007, by and between Verizon Communications Inc. and Northern New England Spinco Inc.(2)
10.13	Master Services Agreement, dated as of January 15, 2007, by and between FairPoint and Capgemini U.S. LLC.(2)
10.14	Employee Matters Agreement, dated as of January 15, 2007, by and among Verizon Communications Inc., Northern New England Spinco Inc. and FairPoint.(2)
10.15	Partnership Interest Purchase Agreement, dated as of January 15, 2007, by and among Verizon Wireless of the East LP, Cellco Partnership d/b/a Verizon Wireless and Taconic Telephone Corp.(2)
10.16	Tax Sharing Agreement, dated as of January 15, 2007, by and among FairPoint, Verizon Communications Inc. and Northern New England Spinco Inc.(2)
10.17	Amended and Restated Tax Sharing Agreement, dated as of November 9, 2000, by and among FairPoint and its Subsidiaries.(9)
10.18	Affiliate Registration Rights Agreement, dated as of February 8, 2005.(3)
10.19	Employment Agreement, dated as of March 17, 2006, by and between FairPoint and Eugene B. Johnson.(10)
10.20	Employment Agreement, dated as of January 20, 2000, by and between FairPoint and Walter E. Leach, Jr.(11)
10.21	Change in Control and Severance Agreement, dated as of March 14, 2007, by and between FairPoint and Walter E. Leach, Jr.(12)
10.22	Change in Control and Severance Agreement, dated as of March 14, 2007, by and between FairPoint and Peter G. Nixon.(12)
10.23	Change in Control and Severance Agreement, dated as of March 14, 2007, by and between FairPoint and Shirley J. Linn.(12)
10.24	Change in Control and Severance Agreement, dated as of March 14, 2007, by and between FairPoint and John P. Crowley.(12)
10.25	FairPoint 1995 Stock Option Plan.(13)
10.26	FairPoint Amended and Restated 1998 Stock Incentive Plan.(13)
10.27	FairPoint Amended and Restated 2000 Employee Stock Incentive Plan.(14)
10.28	FairPoint 2005 Stock Incentive Plan.(3)
10.29	FairPoint Annual Incentive Plan.(3)
10.30	Form of February 2005 Restricted Stock Agreement.(15)
10.31	Form of Director Restricted Stock Agreement.(16)
10.32	Form of Director Restricted Unit Agreement.(16)
10.33	Form of Non-Director Restricted Stock Agreement.(17)
21	Subsidiaries of FairPoint (18)
23.1	Consent of KPMG LLP.*
23.2	Consent of Ernst & Young LLP.*
23.3	Consent of Deloitte & Touche LLP*
23.4	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 5.1).†

23.5	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 8.1).†
23.6	Consent of Debevoise & Plimpton LLP (included in Exhibit 8.2).†
24	Power of attorney (included in Part II of the Registration Statement).*
99.1	Consent of Deutsche Bank Securities Inc.*
99.2	Consent of •, as designee to board of directors.†
99.3	Consent of •, as designee to board of directors.†

*
Filed herewith.

†
To be filed by amendment.

        All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable, and, therefore, have been omitted.

(1)	Incorporated by reference to the Quarterly Report on Form 10-Q of FairPoint for the period ended September 30, 2006.
(2)	Incorporated by reference to the Current Report on Form 8-K of FairPoint filed on January 19, 2007.
(3)	Incorporated by reference to the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2004.
(4)	Incorporated by reference to the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2002.
(5)	Incorporated by reference to the Current Report on Form 8-K of FairPoint filed on May 4, 2005.
(6)	Incorporated by reference to the Current Report on Form 8-K of FairPoint filed on October 3, 2005.
(7)	Incorporated by reference to the Current Report on Form 8-K of FairPoint filed on January 26, 2007.
(8)	Incorporated by reference to the Quarterly Report on Form 10-Q of FairPoint for the period ended March 31, 2005.
(9)	Incorporated by reference to the Quarterly Report on Form 10-Q of FairPoint for the period ended September 30, 2000.
(10)	Incorporated by reference to the Quarterly Report on Form 10-Q of FairPoint for the period ended March 31, 2006.
(11)	Incorporated by reference to the Annual Report on Form 10-K of FairPoint for the year ended December 31, 1999.
(12)	Incorporated by reference to the Current Report on Form 8-K of FairPoint filed on March 19, 2007.
(13)	Incorporated by reference to the Registration Statement on Form S-4 of FairPoint, declared effective as of August 9, 2000.
(14)	Incorporated by reference to the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2003.
(15)	Incorporated by reference to the Registration Statement on Form S-1 of FairPoint, declared effective as of February 3, 2005.
(16)	Incorporated by reference to the Current Report on Form 8-K of FairPoint filed on June 20, 2005.
(17)	Incorporated by reference to the Current Report on Form 8-K of FairPoint filed on September 23, 2005.
(18)	Incorporated by reference to the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2006.

QuickLinks

APPROVAL OF THE PROPOSAL SET FORTH IN ITEM ONE IS REQUIRED FOR COMPLETION OF THE MERGER.
WHERE YOU CAN FIND ADDITIONAL INFORMATION

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS
QUESTIONS AND ANSWERS ABOUT THE FAIRPOINT ANNUAL MEETING AND VOTING
SUMMARY OF THE COMBINED COMPANY
SELECTED HISTORICAL COMBINED FINANCIAL DATA OF VERIZON'S NORTHERN NEW ENGLAND BUSINESS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FAIRPOINT
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA
FAIRPOINT COMMUNICATIONS, INC. DIVIDEND INFORMATION
THE MERGER
RISK FACTORS
SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS
THE TRANSACTIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN OFF AND THE MERGER
THE MERGER AGREEMENT
THE DISTRIBUTION AGREEMENT
THE TRANSITION SERVICES AGREEMENT
THE MASTER SERVICES AGREEMENT
ADDITIONAL AGREEMENTS BETWEEN FAIRPOINT, VERIZON AND THEIR AFFILIATES
FINANCING OF THE COMBINED COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DESCRIPTION OF THE BUSINESS OF THE COMBINED COMPANY
MANAGEMENT OF THE COMBINED COMPANY
COMPENSATION OF EXECUTIVE OFFICERS OF THE COMBINED COMPANY
OTHER COMPENSATION ARRANGEMENTS
DESCRIPTION OF CAPITAL STOCK OF FAIRPOINT AND THE COMBINED COMPANY
DESCRIPTION OF SPINCO CAPITAL STOCK
COMPARISON OF THE RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE SPIN OFF AND MERGER
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
THE FAIRPOINT ANNUAL MEETING
APPROVAL OF THE PROPOSAL SET FORTH IN ITEM ONE IS REQUIRED FOR COMPLETION OF THE MERGER.
PROPOSAL 1. ADOPTION OF THE MERGER AGREEMENT AND ISSUANCE OF FAIRPOINT COMMON STOCK TO VERIZON STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT (Item 1 on Proxy Card)
PROPOSAL 2. ELECTION OF DIRECTORS (Item 2 on Proxy Card)
PROPOSAL 3. RATIFICATION OF APPOINTMENT OF KPMG LLP AS FAIRPOINT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2007 (Item 3 on Proxy Card)
PROPOSAL 4. ADJOURNMENT FOR THE PURPOSE OF OBTAINING ADDITIONAL VOTES FOR THE MERGER PROPOSAL (Item 4 on Proxy Card)
GOVERNANCE OF FAIRPOINT, BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS
COMMUNICATIONS WITH THE BOARD OF DIRECTORS
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
EXECUTIVE COMPENSATION
BENEFICIAL OWNERSHIP OF FAIRPOINT COMMON STOCK
PERFORMANCE GRAPH
Comparison of Cumulative Total Return Among FairPoint Communications, Inc. NYSE Index and Peer Group Index
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
AUDIT COMMITTEE REPORT
EXPERTS
LEGAL MATTERS
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES Consolidated Balance Sheets December 31, 2006 and 2005 (in thousands, except share data)
FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES Consolidated Statements of Operations Years ended December 31, 2006, 2005, and 2004 (in thousands, except per share data)
FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income (Loss) Years ended December 31, 2006, 2005, and 2004 (in thousands)
FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows Years ended December 31, 2006, 2005, and 2004 (in thousands)
FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (Continued) Years ended December 31, 2006, 2005, and 2004 (in thousands)
FairPoint Communications, Inc. and Subsidiaries Notes to Consolidated Financial Statements
Verizon's Maine, New Hampshire & Vermont Operations
Index to Financial Statements
Verizon's Maine, New Hampshire & Vermont Operations
Report of Independent Auditors
Verizon's Maine, New Hampshire & Vermont Operations COMBINED STATEMENTS OF INCOME
Verizon's Maine, New Hampshire & Vermont Operations COMBINED STATEMENTS OF SELECTED ASSETS, SELECTED LIABILITIES AND PARENT FUNDING
Verizon's Maine, New Hampshire & Vermont Operations
COMBINED STATEMENTS OF PARENT FUNDING
Verizon's Maine, New Hampshire & Vermont Operations
COMBINED STATEMENTS OF CASH FLOWS
Verizon's Maine, New Hampshire & Vermont Operations NOTES TO COMBINED FINANCIAL STATEMENTS
Verizon's Maine, New Hampshire & Vermont Operations NOTES TO COMBINED FINANCIAL STATEMENTS
Verizon's Maine, New Hampshire & Vermont Operations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BALANCE SHEETS DECEMBER 31, 2006 AND 2005 (Dollars in Thousands)
STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Dollars in Thousands)
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Dollars in Thousands)
STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Dollars in Thousands)
ORANGE COUNTY—POUGHKEEPSIE LIMITED PARTNERSHIP NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004 (Dollars in Thousands)

AGREEMENT AND PLAN OF MERGER
ARTICLE I DEFINITIONS
ARTICLE II THE MERGER
ARTICLE III CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF VERIZON
ARTICLE V REPRESENTATIONS AND WARRANTIES OF VERIZON AND SPINCO
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE VII COVENANTS AND AGREEMENTS
ARTICLE VIII CONDITIONS TO THE MERGER
ARTICLE IX TERMINATION, AMENDMENT AND WAIVERS
ARTICLE X SURVIVAL; INDEMNIFICATION
ARTICLE XI MISCELLANEOUS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX